Form 20-F
period 2022-12-31
Wallbox N.V.
filed 2023-03-31
CIK 1866501

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from

to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report:

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. As of December 31, 2022, the registrant had 148,516,351 Class A Shares and
23,250,793
Class B Shares outstanding.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒
Note-Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
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
of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒	Non-accelerated filer	☐

				Emerging growth company	☒
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).  ☐
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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

We report under International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB)

General Information

Our consolidated financial statements are reported in the reporting currency of the Euro (€), which are denoted “Euros,” “EUR” or “€” throughout this Annual Report on Form 20-F (“Annual Report”). Also, throughout this Annual Report:

•

except where the context otherwise requires or where otherwise indicated, the terms “Wallbox,” the “Company,” “we,” “us,” “our,” “our Company” and “our business” refer to Wallbox N.V., a Dutch public limited liability company (naamloze vennootschap), in each case together with its consolidated subsidiaries as a consolidated entity;

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

Defined Terms and Key Performance Indicators in this Annual Report

Throughout this Annual Report, we use a number of defined terms and provide information about a number of key performance indicators used by management. Definitions are as follows, and additional information about our key performance indicators is discussed in more detail in Item 5, “Operating and Financial Review and Prospects - Key Operating and Financial Metrics.”

“Board” means the board of directors of Wallbox.

“Business Combination” means the business combination on October 1, 2021, of Wallbox Chargers S.L. with the special purpose acquisition company, or SPAC, Kensington Capital Acquisition Corp. II pursuant to the Business Combination Agreement, as a result of which Wallbox N.V. became a publicly traded company on the NYSE.

“Business Combination Agreement” means the Business Combination Agreement, dated June 9, 2021, by and among Wallbox B.V., Merger Sub, Kensington and Wallbox Chargers S.L.

“Class A Shares” means the ordinary shares A, nominal value €0.12 per share, of Wallbox.

“Class B Shares” means the ordinary shares B, nominal value €1.20 per share, of Wallbox.

“Closing” means the closing of the transactions contemplated by the Business Combination Agreement.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“COVID-19” means the coronavirus known as SARS-CoV-2 or COVID-19, and any evolutions, mutations thereof or related or associated epidemics, pandemic or disease outbreaks.

“DCGC” means the Dutch Corporate Governance Code.

“ESPP” means the Wallbox N.V. Amended and Restated 2021 Employee Share Purchase Plan.

“EVs” mean electric vehicles.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“FCPA” means the U.S. Foreign Corrupt Practices Act.

“General Meeting” means the general meeting (algemene vergadering) of Wallbox, being the corporate body, or where the context so requires, the physical meeting of shareholders of Wallbox.

“IAS” means the International Accounting Standard.

“IFRS” means the International Financial Reporting Standards as issued by the International Accounting Standards Board.

“Incentive Plan” means the Wallbox N.V. 2021 Equity Incentive Plan.

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012.

“Kensington” means Kensington Capital Acquisition Corp. II, a Delaware corporation.

“NYSE” means the New York Stock Exchange.

“Private Warrants” means the 8,933,333 warrants originally issued to certain shareholders of Kensington in a private placement transaction that occurred concurrently with the closing of Kensington’s initial public offering that were converted into warrants to purchase one Class A Share at a price of $11.50 per share, subject to adjustment, at the closing of the Business Combination.

“Public Warrants” means the 5,750,000 warrants originally issued to public shareholders of Kensington in connection with its initial public offering that were converted into warrants to purchase one Class A Share at a price of $11.50, subject to adjustment, at the closing of the Business Combination.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Shares” means Class A Shares and Class B Shares.

“Warrants” means Private Warrants and Public Warrants.

Non-IFRS and Other Financial and Operating Metrics

We have included in this Annual Report certain financial measures not based on IFRS, including EBITDA and Adjusted EBITDA (together, the “Non-IFRS Measures”), as well as operating metrics, including Gross Margin. See the definitions set forth below for a further explanation of these terms.

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

“Adjusted EBITDA” is defined as loss for the year before depreciation and amortization, income tax credits, and financial income and financial expense further adjusted to take account of the impact of certain non-cash and other items that we do not consider in our evaluation of ongoing operating performance. These non-cash and other items include, but not are limited to, change in fair value of convertible bonds and derivative warrants, share listing expenses, foreign exchange gains/(losses), share based payment expenses, transaction costs related to the Business Combination and other items outside the scope of our ordinary activities.

Refer to Item 5, “Operating and Financial Review and Prospects – A. Operating Results – Reconciliations of Non-IFRS and Other Financial and Operating Metrics” included elsewhere in this Annual Report for reconciliations of our Non-IFRS measures to the most directly comparable IFRS financial measures.

Market and Industry Data

Unless otherwise indicated, information contained in this Annual Report concerning our industry and the markets in which we operate, including our general expectations, market position and market opportunity, is based on our management’s estimates and research, as well as industry and general publications and research, surveys and studies conducted by third parties. We believe the information from these third-party publications, research, surveys and studies included in this Annual Report is reliable. Management’s estimates are derived from publicly available information, their knowledge of our industry and their assumptions based on such information and knowledge, which we believe to be reasonable. This data involves a number of assumptions and limitations which are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in this Annual Report under Item 3, “Key Information – Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains statements that constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements contained in this Annual Report other than statements of historical fact should be considered forward-looking statements, including, without limitation, statements regarding our future operating results and financial position, business strategy and plans, market growth and objectives for future operations. The words “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “”target,” will,” “would” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These statements are neither historical facts nor assurances of future performance. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous known and unknown risks and uncertainties, some of which are beyond our control, and are made in light of the information currently available to us.

Actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors described in Part I., Item 3, “Key Information,” D. “Risk Factors” herein. Accordingly, you should not rely on these forward-looking statements, which speak only as of the date hereof.

We undertake no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date hereof or to reflect the occurrence of unanticipated events.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date hereof. And while we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and you are cautioned not to unduly rely on these statements.

Although we believe the expectations reflected in the forward-looking statements were reasonable at the time made, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should carefully consider the cautionary statements contained or referred to in this section in connection with the forward-looking statements contained herein and any subsequent written or oral forward-looking statements that may be issued by us or persons acting on our behalf.

RISK FACTOR SUMMARY

Our business is subject to numerous risks and uncertainties, including those described in Item 3, “Key Information – D. Risk Factors” included elsewhere in this Annual Report. You should carefully consider these risks and uncertainties when investing in our ordinary shares. Principal risks and uncertainties affecting our business include the following.

•	We are an early stage company with a history of operating losses, and expect to incur significant expenses and continuing losses at least for the near and medium-term.

•

Our growth and success is highly correlated with and thus dependent upon the continuing rapid adoption of, and demand for EVs, as well as, availability of critical components needed for EVs and our products. Among other things, changes to fuel economy standards or the success of alternative fuels, or changes to rebates, tax credits and other financial incentives from governments, utilities and others to offset the purchase or operating cost of EVs and EV charging technology, may negatively impact the EV market and, thus, the demand for our products and services.

•	If we fail to manage our growth effectively, our business, operating results and financial condition could be adversely affected.

•	We currently face competition from a number of companies and expect to continue to face significant competition in our markets.

•

We face risks related to health pandemics, including the COVID-19 pandemic, which have had and could in the future have a material adverse effect on our business, operating results and financial condition.

•	A loss or disruption with respect to our supply or manufacturing partners could negatively affect our business.

•	Our customers are not under long-term contract and its customer orders may fluctuate.

•

We expect to expend resources to maintain consumer awareness of our brands, build brand loyalty and generate interest in our products. Failure to effectively expand our sales and marketing capabilities could harm our ability to increase or maintain our customer base and achieve broader market acceptance of our products.

•

We rely on third-parties that we do not control for many aspects of our business, marketing and distribution channels, and our failure to manage and maintain relationships with such third-parties, or any failure by such third-parties to promote or maintain the brand and quality of our products, could harm our brand, reputation and adversely affect our business. Furthermore, we are dependent on third parties for installations, which are subject to risks associated with cost overruns and delays. Third parties may improperly install our products, which may result in additional costs to us and may adversely affect our brand, reputation and business.

•	We are dependent on consumer adoption of our products. If we do not continue to offer a high quality product and user experience, our business, brand and reputation will suffer.

•

Disruption of operations, including as a result of natural disasters, at our manufacturing sites or those of third-party suppliers could prevent us from filling customer orders on a timely basis and adversely affect our reputation and results of operations.

•

Our business is significantly dependent on its ability to meet labor needs, and we may be subject to work stoppages at our facilities or at the facilities of our supply and manufacturing partners, which could negatively impact the profitability of our business.

•

We may have to initiate product recalls or withdrawals or may be subject to litigation or regulatory enforcement actions and/or incur material product liability claims, which could increase our costs and harm our brand, reputation and adversely affect our business.

•

We are subject to extensive environmental, health and safety laws and regulations which, if not met, could have a material adverse effect on our business, financial condition and results of operations.

•	We have a significant presence in international markets and plan to continue to expand our international operations, which exposes us to a number of risks that could affect our future growth.

•

Joint ventures that we are party to or that we enter into, including our joint venture in China, present a number of challenges that could have a material adverse effect on our business, operating results and financial condition.

•

We have acquired businesses and may acquire other businesses and/or companies, which could require significant management attention, disrupt our business, dilute shareholder value, and adversely affect our results of operations.

•	Exchange rate fluctuations between the Euro and other currencies may negatively affect our earnings.

•

The ongoing military action between Russia and Ukraine could adversely affect our business, financial condition and results of operations. Our business may be affected by sanctions, export controls and similar measures targeting Russia and other countries and territories as well as other responses to Russia’s military conflict in Ukraine.

•

Increases in component costs, shipping costs, long lead times, supply shortages, and supply changes has disrupted and could in the future disrupt our supply chain and factors such as wage rate increases, inflation and interest rate increases can have a material adverse effect on our business, results of operations, financial condition and prospects.

•	We may need to defend against intellectual property infringement or misappropriation claims, which may be time-consuming and expensive, and our business could be adversely affected.

•

The EV industry is new and evolving as are the standards governing EV charging and the current lack of industry standards could result in future incompatibilities and issues that could require significant resources and or time to remedy.

•	We expect to incur research and development costs and devote significant resources to developing new products, which could significantly reduce our profitability.

•

We identified material weaknesses in connection with our internal control over financial reporting. Our efforts to remediate these material weaknesses may not be successful in a timely manner, or at all, and we may identify other material weaknesses.

•

We are a public company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands. The rights of our shareholders may be different from the rights of stockholders in companies governed by the laws of U.S. jurisdictions and may not protect investors in a similar fashion afforded by incorporation in a U.S. jurisdiction.

Part I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

An investment in our Class A Shares involves risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this Annual Report, including our audited consolidated financial statements and related notes included elsewhere in this Annual Report, before deciding to invest in our Class A Shares. Additional risks not presently known to us or that we currently deem immaterial may also impair our business and operations. Our business, financial condition or results of operations could be materially and adversely affected by any of these risks. The trading price of our Class A Shares could decline due to any of these risks, and you could lose all or part of your investment.

Risks Related to Our Business

We are an early stage company with a history of operating losses, and expect to incur significant expenses and continuing losses at least for the near and medium-term.

We have a history of operating losses and negative operating cash flows. We incurred a net loss of €62.8 million and €223.8 million for the years ended December 31, 2022 and 2021, respectively. We believe we will continue to incur operating and net losses at least for the near term. A significant portion of our operating expenses are fixed. We anticipate, due to, among other things, ongoing administrative expenses associated with our U.S. listing and related regulations and reporting requirements, we will operate at a loss for the near and medium-term. Additional losses could impair our liquidity and may require us to raise additional capital or to curtail certain of our operations in an effort to preserve capital. Incurring additional losses could also erode investor’s confidence in our ability to manage our business effectively and result in a decline in the price of Shares. Even if we achieve profitability, there can be no assurance that we will be able to maintain profitability in the future. We may need to raise additional financing through loans, securities offerings or additional transactions in order to fund our ongoing operations. There is no assurance that we will be able to obtain such additional financing or that we will be able to obtain such additional financing on favorable terms if at all.

Our growth and success is highly correlated with and thus dependent upon the continuing rapid adoption of, and demand for EVs, as well as, availability of critical components needed for EVs and our products. Among other things, changes to fuel economy standards or the success of alternative fuels, or changes to rebates, tax credits and other financial incentives from governments, utilities and others to offset the purchase or operating cost of EVs and EV charging technology, may negatively impact the EV market and, thus, the demand for our products and services.

Our potential profitability and growth is highly dependent upon the continued adoption of Electric Vehicles (“EVs”) by consumers, businesses, and fleet operators continued support from regulatory programs and in each case, the use of our chargers and charging stations, any of which may not occur at the levels we currently anticipate or at all. The market for EVs is still rapidly evolving, characterized by rapidly changing technologies, increasing consumer choice as it relates to available EV models, their pricing and performance, evolving government regulation and industry standards, changing consumer preferences and behaviors, intensifying levels of concern related to environmental issues, and governmental initiatives related to climate change and the environment generally. Although demand for EVs has grown in recent years, there is no guarantee of continuing future demand. Residential, commercial and public charging may not develop as expected and may fail to attract projected market share of total EV charging. If the market for EVs develops more slowly than expected, or if demand for EVs decreases, our growth would be reduced and its business, prospects, financial condition and operating results would be harmed. The market for EVs could be affected by numerous factors, such as:

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

•	concerns regarding the stability of the electrical grid;

•	the decline of an EV battery’s ability to hold a charge over time;

•	availability of service for EVs;

•	consumers’ perception about the convenience, speed, and cost of EV charging;

•	government regulations and economic incentives, including adverse changes in, or expiration of, favorable tax incentives related to EVs, EV charging stations or decarbonization generally;

•	relaxation of government mandates or quotas regarding the sale of EVs;

•	the number, price and variety of EV models available for purchase;

•	inflationary pressures on the cost of EVs and the cost of financing EV purchases; and

•	concerns about the future viability of EV manufacturers.

In addition, sales of vehicles in the automotive industry can be cyclical, which may affect growth in acceptance of EVs. It is uncertain how macroeconomic factors will impact demand for EVs, particularly since they can be more expensive than traditional gasoline-powered vehicles, when the automotive industry globally has been experiencing a recent decline in sales. Furthermore, because fleet operators often make large purchases of EVs, this cyclicality and volatility in the automotive industry may be more pronounced with commercial purchasers, and any significant decline in demand from these customers could reduce demand for EV charging and our products and services in particular.

While many global OEMs and several new market entrants have announced plans for new EV models, the lineup of EV models, with increasing charging needs, expected to come to market over the next several years may not materialize in that timeframe or may fail to attract sufficient customer demand. In addition, market entrants in the EV market may not ultimately succeed, which could reduce market demand, and several startup EV makers have recently filed for bankruptcy. Demand for EVs may also be affected by factors directly impacting automobile prices or the cost of purchasing and operating automobiles, such as sales and financing incentives, prices of raw materials and parts and components, cost of fuel and governmental regulations, including tariffs, import regulation and other taxes. Volatility in demand may lead to lower vehicle unit sales, which may result in reduced demand for EV charging solutions and therefore adversely affect our business, financial condition and operating results.

As regulatory initiatives have required an increase in the mileage capabilities of cars and consumption of renewable transportation fuels, such as ethanol and biodiesel, consumer acceptance of EVs and other alternative vehicles has been increasing. However, the EV fueling model is different from gasoline and other fuel models, requiring behavior changes and education of businesses, consumers, regulatory bodies, local utilities, and other stakeholders. Further developments in, and improvements in affordability of, alternative technologies, such as renewable diesel, biodiesel, ethanol, hydrogen fuel cells or compressed natural gas, proliferation of hybrid powertrains involving such alternative fuels, or improvements in the fuel economy of the ICE vehicles, whether as the result of regulation or otherwise, may materially and adversely affect demand for EVs and EV charging stations in some market verticals. Regulatory bodies may also adopt rules that substantially favor certain alternatives to petroleum-based propulsion over others, which may not necessarily be EVs. Local jurisdictions may also impose restrictions on urban driving due to congestion, which may prioritize and accelerate micro mobility trends and slow EV adoption growth. If any of the above cause or contribute to automakers reducing the availability of EV models or cause or contribute to consumers or businesses to no longer purchase EVs or purchase fewer of them, it would materially and adversely affect our business, operating results, financial condition and prospects.

The U.S. federal government, European states and some state and local governments provide incentives to end users and purchasers of EVs and EV charging stations in the form of rebates, tax credits, and other financial and behavioral incentives, such as payments for regulatory credits. The EV market relies on these governmental rebates, tax credits, and other financial incentives to significantly lower the effective price of EVs and EV charging stations. In the United States, for example, with the passage of the Inflation Reduction Act, the Biden administration has committed over $369 billion towards climate investments, representing the largest single investment in this area in the country’s history. The package includes both consumer and corporate incentives and loans with the aims of reducing emissions by 40% by 2030. However, these incentives may expire on a particular date, end when the allocated funding is exhausted, or be reduced or terminated as a matter of regulatory or legislative policy. Any reduction in rebates, tax credits or other financial incentives could negatively affect the EV market and adversely impact our business operations and expansion potential. Furthermore, new tariffs and policy incentives implemented by the Biden Administration that favor equipment manufactured by or assembled at American factories, could put us at a competitive disadvantage if we are not able to develop our U.S. manufacturing capacity on the timelines we currently expect or at all, including by increasing the cost or delaying the availability of charging equipment, by challenging or eliminating our ability to apply or qualify for grants and other government incentives, or by disqualifying us from the ability to compete for certain charging infrastructure buildout solicitations and programs, including those initiated by federal government agencies.

Similarly, even if new legislation incentivizes EV adoption, we cannot predict what form such incentives may take at this time. If we are not eligible for grants or other incentives under such programs, while our competitors are, it may adversely affect our competitiveness or results of operation.

If we fail to manage our growth effectively, our business, operating results and financial condition could be adversely affected.

We have experienced rapid growth in recent periods, and historical growth rates may not be sustainable or indicative of future growth. Furthermore, the expected continued growth and expansion of our business may place a significant strain on management, business operations, financial condition and infrastructure and corporate culture, and we may not successfully anticipate our business and personnel needs. For example, beginning in January 2023, we began taking cost-saving initiatives to better align our cost structure with the current demand environment and commenced a reduction of approximately 7% of our workforce. These initiatives are subject to known and unknown risks and uncertainties, including whether we have targeted the appropriate areas of the business and at the appropriate scale. In addition, these cost-saving initiatives could take more time and be more costly than anticipated and could place substantial demands on management, which could lead to the diversion of management’s attention from other business priorities. Any reduction in force may yield unintended consequences and costs, such as attrition beyond the intended reduction in force, the distraction of employees and reduced employee morale, which could, in turn, adversely impact productivity, including through a loss of continuity, loss of accumulated knowledge or inefficiency during transitional periods. Any of these impacts could also adversely affect our reputation as an employer, make it more difficult for us to hire new employees in the future and increase the risk that we may not achieve the anticipated benefits.

As our business and company evolves, our information technology systems and our internal control over financial reporting and procedures may not be adequate to support our operations and may allow data security incidents that may interrupt business operations and allow third parties to obtain unauthorized access to business information or misappropriate funds. We may also face risks to the extent such third parties infiltrate the information technology infrastructure of our contractors.

To manage our operations and personnel, we will need to continue to improve our operational, financial and management controls and reporting systems and procedures. Failure to manage growth effectively could result in difficulty or delays in attracting new customers, declines in quality or customer satisfaction, increases in costs, difficulties in introducing new products and services or enhancing existing products and services, loss of customers, information security vulnerabilities or other operational difficulties, any of which could adversely affect our business performance and operating results. Our strategy is based on a combination of growth and maintenance of strong performance, and any inability to scale, maintain customer experience related to our charging products or charging stations may impact our growth trajectory and results of operations.

Our estimates of market opportunity and forecasts of market growth may prove to be inaccurate.

Estimates of future EV adoption, the total addressable market for our products and services and market opportunity estimates and growth forecasts, whether obtained from third-party sources or developed internally, are subject to significant uncertainty and are based on assumptions and estimates that may prove to be inaccurate. This is especially so during periods of macroeconomic volatility, among other factors outside our control. Management’s estimates and forecasts relating to the size and expected growth of the target market, market demand and EV adoption may also prove to be inaccurate. In particular, estimates regarding the current and projected market opportunity for public and residential charging or our market share related to that opportunity are difficult to predict. The estimated addressable market may not materialize in the timeframe of the projections, if ever, and, even if the markets meet the size estimates and growth estimates, our business could fail to grow at similar rates.

We currently face competition from a number of companies and expect to continue to face significant competition in our markets.

The EV charging market is relatively new, and we currently face competition from a number of EV charging companies and may face increasing competition from other competitors that may enter the space including but not limited to OEMs, utilities, tech companies, solar companies that branch into EV charging, and other new entrants. The principal competitive factors in the industry include consumer awareness and brand recognition of our residential charging products; technical features of chargers in respect of both hardware and software; relationships with localities and utilities; charger connectivity to EVs and ability to charge all standards; software-enabled services offering and overall customer experience; brand, track record and reputation; access to component vendors and OEMs, service providers, installation professionals; and policy incentives and pricing.

We have varying levels of penetration in our markets and those markets are characterized by unique competitive dynamics. For example, the European EV charging market can be characterized as fragmented.

There are many small and local players, with only a limited number of parties having sufficient scale and funding to be competitive in the long term. Especially due to the strong government incentives currently in place, EV sales are expected to continue to increase in Europe. From a competitive perspective, the North American market has high barriers to entry due to strict certification and validation requirements. Therefore, this market differs from Europe as the market is less fragmented. Similar to the European market, the APAC market can be characterized as a highly fragmented market with less than a handful of players that have gained significant scale in the industry. From a technology and pricing perspective, EV charging solutions in APAC are cost-competitive as they can be manufactured at a lower cost point. Our growth in each of our markets requires differentiating ourselves as compared to our competition. If we are unable to penetrate, or further penetrate, the market in each of the geographies in which we operate or intend to operate, our future revenue growth and profits may be impacted. In addition, there are competitors, in particular those with limited funding, experience or commitment to quality assurance, which could cause poor experiences, hampering overall EV adoption or trust in any particular provider. Further, our current or potential competitors may be acquired by third parties with different commercial objectives and imperatives and greater available resources.

Additionally, future changes in charging preferences; the development of inductive EV charging capabilities; battery chemistries, ultralong-range batteries or energy storage technologies, industry standards or applications; driver behavior or battery EV efficiency may develop in ways that limit our future share gains in certain high promising markets or slow the growth of our addressable market. We may face competition from other EV charging technologies, such as battery swapping technology or wireless / inductive charging, or technologies which may be developed in the future. Competitors may be able to respond more quickly and effectively than us to new or changing opportunities, technologies, standards or customer requirements, and may be better equipped to initiate or withstand substantial price competition.

The EV charging business may become more competitive, pressuring future increases in utilization and margins. Competition is still developing and is expected to increase as the number of EVs sold increases. New competitors or alliances may emerge in the future that secure greater market share, have proprietary technologies that drivers prefer, more effective marketing abilities and/or face different financial hurdles, which could put us at a competitive disadvantage.

Further, our current strategic initiatives may fail to result in a sustainable competitive advantage for us. Future competitors could also be better positioned to serve certain segments of our current or future target markets, which could create price pressure or erode our market share. In light of these factors, current or potential customers may utilize charging services of competitors. If we fail to adapt to changing market conditions or continue to compete successfully with current charging product providers or new competitors, our growth will be inhibited, adversely affecting our business and results of operations.

We face risks related to health pandemics, including the COVID-19 pandemic, which have had and could in the future have a material adverse effect on our business, operating results and financial condition.

Following its onset in March 2020, the COVID-19 pandemic has had an impact on the macroeconomic climate generally and on our business performance specifically. In particular, changes in consumer and business behavior, pandemic fears and market downturns and restrictions on business and individual activities, has created significant volatility in the global and domestic economies and led to reduced economic activity, supply chain disruptions, including charging equipment supply chain and shipping constraints, and inflationary pressures. COVID-19 has also disrupted the manufacturing, delivery and overall supply chain of vehicle manufacturers and suppliers and has led to a decrease in vehicle sales, including EV sales, in markets around the world, and the accompanying demand for our charging products and services. Any sustained downturn in demand for EVs would harm our business and negatively impact growth.

We may continue to experience an adverse impact to its business as a result of the pandemic’s global economic impact, including any recession that has occurred or may occur in the future. Specifically, difficult macroeconomic conditions, such as decreases in per capita income and level of disposable income, increased and prolonged unemployment or a decline in consumer confidence as a result of the COVID-19 pandemic, as well as reduced spending by businesses, could each have a material adverse effect on the demand for our products and services.

A loss or disruption with respect to our supply or manufacturing partners could negatively affect our business.

We rely on a limited number of vendors and OEMs for manufacturing of components of our charging products which at this stage of the industry is unique to each supplier and thus singularly sourced with respect to components. This reliance on a limited number of vendors and OEMs increases our risks. In the event of production interruptions or supply chain disruptions including but not limited to availability of certain key components such as semiconductors, which have experienced supply shortages that have significantly affected the overall automotive industry, we may not be able to take advantage of increased production from other sources or develop alternate or secondary vendors without incurring material additional costs and substantial delays. Thus, our business would be adversely affected if one or more of our vendors or OEMs is impacted by any interruption at a particular location. The lack of component parts and delays experienced by our vendors and OEMs have necessitated us having to seek other sources and increase our inventory of component parts.

As the demand for EV charging increases, vendors and OEMs may not be able to dedicate sufficient supply chain, production, or sales channel capacity to keep up with the required pace of charging product and infrastructure expansion. Global supply chains continue to experience a period of unprecedented disruption, in addition to which, as the EV market grows, the industry may be exposed to deteriorating design requirements, undetected faults or the erosion of testing standards by charging equipment and component suppliers, which may adversely impact the performance, reliability and lifecycle cost of the chargers. If we or our suppliers experience a significant increase in demand, or if we need to replace an existing supplier, it may not be possible to supplement service or replace them on acceptable terms, which may undermine our ability to make sales and timely deliveries of chargers. For example, it may take a significant amount of time to identify a vendor that has the capability and resources to supply components in sufficient volume. Identifying and approving suitable vendors could be an extensive process that requires us to become satisfied with their quality control, technical capabilities, responsiveness and service, financial stability, regulatory compliance, and labor and other ethical practices. Accordingly, a loss of any significant vendor or OEM would have an adverse effect on our business, financial condition and operating results.

Further, should the U.S. Government require that charging equipment be manufactured in the U.S. in order to access federal financial support or secure contracts with the federal government, we may have to source components from alternative vendors or OEMs or work with current vendors and OEMs to develop additional manufacturing capacity in the U.S. to participate in the covered federal programs.

We are dependent upon the efforts of certain key personnel. If we are unable to attract and retain key employees and hire qualified management, technical, engineering and sales and business development personnel, our ability to compete and successfully grow our business would be harmed. Furthermore, the loss of such key personnel could negatively impact the operations and financial results of our business.

Our success is dependent on the continued services of certain key personnel. From time to time, there may be changes in our executive management team resulting from the hiring or departure of executives, which could disrupt our business. The replacement of one or more of our executive officers or other key employees would likely involve significant time and costs and may significantly delay or prevent the achievement of our business objectives. We also do not maintain any key person life insurance policies.

To continue to execute our growth strategy, we also must attract and retain highly skilled personnel. Competition is intense for qualified professionals. We may experience difficulty in hiring and retaining highly skilled personnel with appropriate qualifications. The pool of qualified personnel with experience working in our market is limited overall. In addition, many of the companies with which we compete for experienced personnel have greater resources.

Volatility in the price of shares may, therefore, negatively impact our ability to attract or retain highly skilled personnel. Further, the requirement to expense stock options and other equity-based compensation may discourage us from granting the size or type of stock option or equity awards that job candidates require to join us. Failure to attract new personnel or failure to retain and motivate our current personnel, could harm our business.

Additionally, our future success depends on our ability to continue to attract, retain and motivate highly skilled employees, software engineers and other employees with the technical skills in design and engineering that will enable us to deliver quality EV charging products and energy management solutions. Competition for highly skilled employees in our industry is intense, and we expect certain of our key competitors, who generally are larger than us and have access to more substantial resources, to pursue top talent even more aggressively.

Our customers are not under long-term contract and its customer orders may fluctuate.

We do not have commitments greater than one year from any of our customers, and we may not be able to retain customers or attract new customers that provide us with revenue that is comparable to the revenue generated by any customers we may lose. The duration of the contracts we do have with our distribution partners is typically one year and such contracts may contain termination clauses and do not provide for minimum volumes or other commitments to purchase our chargers. Additionally, many of the orders for future deliveries of our Supernova charging station are currently under non-binding letters of intent and may not provide the same level of certainty as if such orders were under binding contracts. Our distributor, reseller, and installer customers, which accounted for approximately 46% of its sales, for the year ended December 31, 2022, place orders with it on an ad hoc basis and direct sales made directly through our website or via Amazon accounted for approximately 11% of its sales for the year ended December 31, 2022. Because our customers do not have long-term contracts, it may be difficult for us to accurately predict future revenue streams. We cannot provide assurance that current customers will continue to use our products or services or that we will be able to replace departing customers with new customers that provide we with comparable revenue. We also have in the past experienced customer concentration, with Iberdrola representing greater than 8% of our revenues for the year ended December 31, 2020, 6% for the year ended December 31, 2021 and 3.0% for the year ended December 31, 2022. The loss of a key customer, including but not limited to Iberdrola, could have a material impact on our business.

We expect to expend resources to maintain consumer awareness of our brands, build brand loyalty and generate interest in our products. Failure to effectively expand our sales and marketing capabilities could harm our ability to increase or maintain our customer base and achieve broader market acceptance of our products.

Our ability to grow our customer base, achieve broader market acceptance, grow revenue, and achieve and sustain profitability will depend, to a significant extent, on our ability to effectively expand our sales and marketing operations and activities, which will require significant investment. We had €23.9 million, €7.3 million and €1.4 million in marketing expenses in each of the years ended December 31, 2022, 2021 and 2020, respectively, and we expect to expend more resources in the future in order to build consumer awareness of our brands. We rely on our business development, sales and marketing teams to obtain new customers and grow our retail business. We plan to continue to expand in these functional areas but we may not be able to recruit and hire a sufficient number of competent personnel with requisite skills, technical expertise and experience, which may adversely affect our ability to expand our sales capabilities. The hiring process can be costly and time-consuming, and new employees may require significant training and time before they achieve full productivity. Recent hires and planned hires may not become as productive as quickly as anticipated, and we may be unable to hire or retain sufficient numbers of qualified individuals. Our ability to achieve significant revenue growth in the future will depend, in large part, on our success in recruiting, training, incentivizing and retaining a sufficient number of qualified personnel attaining desired productivity levels within a reasonable time. Our business will be harmed if investment in personnel related to business development and related company activities does not generate a significant increase in revenue.

We rely on third-parties that we do not control for many aspects of our business, marketing and distribution channels, and our failure to manage and maintain relationships with such third-parties, or any failure by such third-parties to promote or maintain the brand and quality of our products, could harm our brand, reputation and adversely affect our business. Furthermore, we are dependent on third parties for installations, which are subject to risks associated with cost overruns and delays. Third parties may improperly install our products, which may result in additional costs to us and may adversely affect our brand, reputation and business.

We sell our EV charging solutions through various channels. We have built and maintain an ecosystem of partner channels including, installers, resellers and value- add distributors. We provide marketing materials, training and support to our partners to improve sales and enters into contracts with such parties governing certain aspects of their conduct; however, we do not ultimately control such parties. Our failure to manage and maintain relationships with such third-parties, or any failure by such third-parties to promote or maintain the brand and quality of our products, could harm our brand, reputation and adversely affect our business.

Additionally, outside of the installation services our subsidiary COIL provides in North America, we do not typically install our charging products or charging stations. We offer installation service through our certified installer network that are intended to ensure installation according to local governmental and industrial standards; however, these installation services are often offered through third parties that we do not control. The installation of charging products, particularly its charging stations, is generally subject to oversight and regulation in accordance with state and local laws and ordinances. Installations are subject to risks associated with cost overruns and delays. Third parties may improperly install our products, which may damage or break our products and give the end-user the perception the product is faulty and may adversely affect our brand, reputation and business.

Our business model is predicated on the presence of qualified and capable installation professionals in the new markets it intends to enter. There is no guarantee that there will be an adequate supply of such partners.

A shortage in the number of qualified contractors may impact the viability of the business plan, increase risks around the quality of works performed and increase costs if outside contractors are brought into a new market.

Negative publicity or product quality issues, whether real or perceived, could tarnish our reputation and our brand image. Failure to maintain, enhance and protect our brand image could have a material adverse effect on our results of operations. In addition, any failure to meet customer specifications could result in reduced net sales and income.

We are dependent on consumer adoption of our products. If we do not continue to offer a high quality product and user experience, our business, brand and reputation will suffer.

A failure or inability by us to meet customer specifications or consumer expectations could damage our reputation and adversely affect our ability to attract new business and result in delayed or lost sales. our ability to create, maintain, enhance and protect our brand image and reputation and consumers’ connection to our brand depends in part on our design and marketing efforts. Negative publicity or product quality issues, whether real or perceived, could tarnish our reputation and brand image. Failure to maintain, enhance and protect our brand image could have a material adverse effect on our results of operations. In addition, any failure to meet customer specifications could result in reduced revenues and increased net losses.

Computer malware, viruses, ransomware, hacking, phishing attacks and other network disruptions could result in security and privacy breaches, loss of proprietary information and interruption in service, which would harm our business.

Computer malware, viruses, physical or electronic break-ins and similar disruptions could lead to interruption and delays in our services and operations and loss, misuse or theft of data. Computer malware, viruses, ransomware, hacking, phishing attacks or denial of service, against online networks have become more prevalent and may occur on our systems. Any attempts by cyber attackers to disrupt our services or systems, if successful, could harm our business, introduce liability to data subjects, result in the misappropriation of funds, be expensive to remedy and damage our reputation or brand. Insurance may not be sufficient to cover significant expenses and losses related to cyber-attacks. Even with the security measures we have implemented, our facilities and systems, and those of our third-party service providers, could be vulnerable to security breaches, computer viruses, lost or misplaced data, programming errors, scams, burglary, human errors, acts of vandalism, or other events. Efforts to prevent cyber attackers from entering computer systems are expensive to implement, and we may not be able to cause the implementation or enforcement of such preventions with respect to its third-party vendors. Though it is difficult to determine what, if any, harm may directly result from any specific interruption or attack, any failure to maintain performance, reliability, security and availability of systems and technical infrastructure may, in addition to other losses, harm our reputation, brand and ability to attract customers, even if such actions do not result in any actual security breach or loss of data.

There are several factors ranging from human error to data corruption that could materially impact the efficacy of any processes and procedures designed to enable us to recover from a disaster or catastrophe, including by lengthening the time services are partially or fully unavailable to customers and users. It may be difficult or impossible to perform some or all recovery steps and continue normal business operations due to the nature of a particular cyber-attack, disaster or catastrophe or other disruption, especially during peak periods, which could cause additional reputational damages, or loss of revenues, any of which would adversely affect its business and financial results.

Growing our customer base depends upon the effective operation of our mobile applications with mobile operating systems, networks and standards that are beyond our control.

We are dependent on the interoperability of our mobile applications with mobile operating systems that we do not control, such as Google’s Android and Apple’s iOS, and any changes in such systems that degrade our products’ functionality or give preferential treatment to competitive products could adversely affect the usage of our applications on mobile devices. Additionally, in order to deliver high quality mobile products, it is important that our products work well with a range of mobile technologies, systems, networks and standards that we do not control. we may not be successful in developing relationships with key participants in the mobile industry or in developing products that operate effectively with these technologies, systems, networks or standards.

In addition, a significant portion of our software platform depends on its interest in and partnership with Electromaps, S.L. an electromobility and EV charging management platform (“Electromaps”). We are dependent on Electromaps for a portion of our revenues and to build consumer awareness of its brand and products. Widespread adoption of charging payment mobile platforms or other charging solutions as a competitor with, or an alternative to, Electromaps may negatively impact its business, operating results and financial condition. In order to execute on its business model, Electromaps will need to develop a network of operators of charging stations with integrated payment infrastructure and generate sufficient downloads of its mobile application to take advantage of network effects.

Disruption of operations, including as a result of natural disasters, at our manufacturing sites or those of third-party suppliers could prevent us from filling customer orders on a timely basis and adversely affect our reputation and results of operations.

Events beyond our control could have an adverse effect on our business, financial condition, results of operations and cash flows. Disruption to our platform resulting from natural disasters, political events, war, terrorism, pandemics or other reasons could impair our ability to continue to provide our products and services. Similarly, disruptions in the operations of our key third-parties, such as data centers, servers or other technology providers, could have a material adverse effect on our business. If any of these events were to occur, our business, results of operations, or financial condition could be adversely affected.

Our business is significantly dependent on its ability to meet labor needs, and we may be subject to work stoppages at our facilities or at the facilities of our supply and manufacturing partners, which could negatively impact the profitability of our business.

The success of our business depends significantly on our ability to hire and retain quality employees, including at our manufacturing and distribution facilities, many of whom are skilled. We may be unable to meet our labor needs and control our costs due to external factors such as the availability of a sufficient number of qualified persons in the workforce of the markets in which we operate, unemployment levels, demand for certain labor expertise, prevailing wage rates, wage inflation, changing demographics, health and other insurance costs, adoption of new or revised employment and labor laws and regulations, and the impacts of man-made or natural disasters, such as tornadoes, hurricanes, and the COVID-19 pandemic. Should we fail to increase our wages competitively in response to increasing wage rates, the quality of its workforce could decline. Any increase in the cost of labor could have an adverse effect on our operating costs, financial condition and results of operations. If we are unable to hire and retain skilled employees, our business could be materially adversely affected.

If our employees or the employees of our manufacturing and supply partners were to engage in a strike, work stoppage or other slowdown in the future, we could experience a significant disruption of our operations, which could interfere with our ability to deliver products on a timely basis and could have other negative effects, such as decreased productivity and increased labor costs. Any interruption in the delivery of our products could reduce demand for our products and could have a material adverse effect on our Company.

We may have to initiate product recalls or withdrawals or may be subject to litigation or regulatory enforcement actions and/or incur material product liability claims, which could increase our costs and harm our brand, reputation and adversely affect our business.

As a manufacturer, marketer and retailer, we may initiate product recalls or withdrawals, or may be subject to seizures, product liability or other litigation claims and adverse public relations if our products are defective or alleged to cause injury, or if we are alleged to have violated governmental regulations in the manufacture, sale or distribution of any products, whether caused by us or someone in our manufacturing or supply chain. We also offer warranties on many of our products which may result in additional payments in the future if our products prove to be defective.

A product recall, withdrawal or seizure could result in destruction of product inventory and inventory write-off, negative publicity, temporary facility closings for us or our contract manufacturers or OEMs, supply chain interruption, fines, substantial and unexpected expenditures, which would reduce operating profit and cash flow. In addition, a product recall, withdrawal or seizure may require significant management attention. Product recalls may materially and adversely affect consumer confidence in our brands, hurt the value of our brands and lead to decreased demand for our products and decline in price charged for our products. Product recalls, withdrawals or seizures also may lead to increased scrutiny by federal, state or international regulatory agencies of our operations and increased litigation and could have a material adverse effect on our business, results of operations, financial condition and cash flows.

We may be subject to various product liability claims, particularly as we expand in the United States. Any such product liability claims may also include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability, or a breach of warranties. Claims could also be asserted under state consumer protection laws. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our existing products. Even successful defense would require significant financial and management resources. In addition, our inability to obtain or maintain sufficient insurance coverage at an acceptable cost or to otherwise protect against potential product liability claims could prevent or inhibit the development and commercial production and sale of our products, which could adversely affect our business, financial condition, results of operations, and prospects.

We are subject to extensive environmental, health and safety laws and regulations which, if not met, could have a material adverse effect on our business, financial condition and results of operations.

We and our operations, as well as those of our contractors, suppliers, and customers, are subject to certain environmental laws and regulations, including laws related to the use, handling, storage, transportation, and disposal of hazardous substances and wastes as well as electronic wastes and hardware, whether hazardous or not. These laws may require us or others in our value chain to obtain permits and comply with procedures that impose various restrictions and obligations that may have material effects on our operations. If key permits and approvals cannot be obtained on acceptable terms, or if other operational requirements cannot be met in a manner satisfactory for our operations or on a timeline that meets our commercial obligations, it may adversely impact our business.

Throughout the world, electrical appliances are subject to various mandatory and voluntary standards, including requirements in some jurisdictions, including the United States, that products be listed by Underwriters’ Laboratories, Inc. or other similar recognized laboratories. In the United States, we are required to undergo certification and testing of compliance with UL standards, as well as other national and industry specific standards. We endeavor to have our products designed to meet the certification requirements of, and to be certified in, each of the jurisdictions in which they are sold. Compliance with such certifications could be costly and if we or our products were to fail to comply with any such certifications, we could be limited in our ability to sell and market our products, which would have a material adverse effect on our business financial condition and results of operations.

Environmental and health and safety laws and regulations can be complex and may be subject to change, such as through new requirements enacted at the supranational, national, sub-national, and/or local level or new or modified regulations that may be implemented under existing law. The nature and extent of any changes in these laws, rules, regulations and permits may be unpredictable and may have material effects on our business. Future legislation and regulations or changes in existing legislation and regulations, or interpretations thereof, including those relating to hardware manufacturing, electronic waste, or batteries, could cause additional expenditures, restrictions and delays in connection with our operations as well as other future projects, the extent of which cannot be predicted. California may adopt more stringent regulation for DC fast charging by 2024 and, in February 2023, the U.S. Department of Transportation and U.S. Department of Energy announced plans to include minimum standards and “Buy America” requirements for EV chargers funded by certain U.S. federal programs.

Further, we currently rely on third parties to ensure compliance with certain environmental laws, including those related to the disposal of hazardous and non-hazardous wastes. We generally do not manufacture the components of our charging products. Rather, our employees and contractors engage in assembly of charging products at our facilities primarily using components manufactured by OEMs. Nonetheless, any failure to properly handle or dispose of wastes, regardless of whether such failure is our or our contractors, may result in liability under environmental laws in the United States, including, but not limited to, the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) and state analogs, under which liability may be imposed without regard to fault or degree of contribution for the investigation and clean-up of contaminated sites, as well as impacts to human health and damages to natural resources. We may also generate or dispose of solid wastes, which may include hazardous wastes that are subject to the requirements of the Resource Conservation and Recovery Act (“RCRA”), and comparable state statutes. While RCRA regulates both solid and hazardous wastes, it imposes strict requirements on the generation, storage, treatment, transportation and disposal of hazardous wastes. Certain components of our chargers may be excluded from RCRA’s hazardous waste regulations, provided certain requirements are met. However, if these components do not meet all of the established requirements for the exclusion, or if the requirements for the exclusion change, we may be required to treat such products as hazardous waste, which are subject to more rigorous and costly disposal requirements. Any such changes in the laws and regulations, or our ability to qualify the materials it uses for exclusions under such laws and regulations, could adversely affect our operating expenses. Additionally, we may not be able to secure contracts with third parties to continue their key supply chain and disposal services for our business, which may result in increased costs for compliance with environmental laws and regulations.

We have a significant presence in international markets and plan to continue to expand our international operations, which exposes us to a number of risks that could affect our future growth.

Expansion into new international markets requires additional management attention and resources in order to tailor our solutions to the unique aspects of each country. In addition, we face the following additional risks associated with our expansion into international locations:

•	challenges caused by distance, language and cultural differences;

•	longer payment cycles in some countries;

•	credit risk and higher levels of payment fraud;

•

compliance with applicable foreign laws and regulations, including laws and regulations with respect to privacy, consumer protection, spam and content, and the risk of penalties to our customers and individual members of management if its practices are deemed to be out of compliance;

•	compliance with changing energy, electrical, and power regulations;

•	unique or different market dynamics or business practices;

•	currency exchange rate fluctuations;

•	foreign exchange controls;

•	political and economic instability and export restrictions;

•	potentially adverse tax consequences; and

•	higher costs associated with doing business internationally.

These risks could harm our international expansion efforts, which could have a materially adverse effect on its business, financial condition or results of operations.

Joint ventures that we are party to or that we enter into, including our joint venture in China, present a number of challenges that could have a material adverse effect on our business, operating results and financial condition.

We have entered into joint ventures (“JVs”), including our JV with Wallbox-FAWSN New Energy Vehicle Charging Technology (Suzhou) Co., Ltd. (“Wallbox FAWSN”) in China. These transactions typically involve a number of risks and present financial, managerial and operational challenges, including the existence of unknown potential disputes, liabilities or contingencies that arise after entering into the joint venture related to the counterparties to such joint ventures, with whom it shares control. We could experience financial or other setbacks if transactions encounter unanticipated problems due to challenges, including problems related to execution or integration. In some cases, our joint venture partners may have a contractual commitment to provide funding to the joint venture, but we have no assurances that they will actually. With respect to our JV in China, economic uncertainty in China could also cause delays or make financing of operations more difficult. Any of these risks could reduce our revenues or increase our expenses, which could adversely affect our results of operations and cash flows.

Sustained uncertainty about, or worsening of, current global economic conditions and further escalation of trade tensions between the U.S. and its trading partners, especially China, could result in a global economic slowdown and long-term changes to global trade, including retaliatory trade restrictions that could further restrict our ability to operate in China. The Chinese economic, legal, and political landscape also differs from other countries in many respects, including the level of government involvement and regulation, control of foreign exchange and allocation of resources and uncertainty regarding the enforceability and scope of protection for intellectual property rights. The laws, regulations and legal requirements in China are also subject to frequent changes and the exact obligations under and enforcement of laws and regulations are often subject to unpublished internal government interpretations and policies which makes it challenging to ascertain compliance with such laws.

We have acquired businesses and may acquire other businesses and/or companies, which could require significant management attention, disrupt our business, dilute shareholder value, and adversely affect our results of operations.

As part of our business strategy, we have made and may make future investments in or acquisitions of complementary companies, products or technologies. These activities involve significant risks to our business. We may not be able to find suitable acquisition candidates, and we may not be able to complete such acquisitions on favorable terms, if at all. If we do complete acquisitions, they may not ultimately strengthen our competitive position. Any acquisitions we complete could be viewed negatively by our partners and clients, which could have an adverse impact on our business. In addition, if we are unsuccessful at integrating employees or technologies acquired, our financial condition and results of operations, including revenue growth, could be adversely affected. Any acquisition and subsequent integration will require significant time and resources. We may not be able to successfully evaluate and use the acquired technology or employees, or otherwise manage the acquisition and integration processes successfully. We will be required to pay cash, incur debt and/or issue equity securities to pay for any such acquisition, each of which could adversely affect our financial condition or result in dilution to shareholders of the Shares. Our use of cash to pay for acquisitions would limit other potential uses of our cash, including investments in sales and marketing and product development organizations, and in infrastructure to support scalability. The issuance or sale of equity or convertible debt securities to finance any such acquisitions would result in dilution to shareholders. If we incur debt, it would result in increased fixed obligations and could also impose covenants or other restrictions that could impede our ability to manage its operations.

Our indebtedness could adversely restrict our ability to operate, affect our financial condition, prevent us from complying with requirements under our debt instruments and prevent us from paying cash distributions to our shareholders.

We have outstanding long-term indebtedness and the ability to incur more debt. As of December 31, 2022, our total non-current loans and borrowings was €44.4 million, including €12.9 million outstanding under our loan agreement with Banco Santander, S.A.. In February 2023, we and our wholly-owned subsidiary Wallbox Chargers S.L., as guarantor and borrower, respectively, entered into a Facility Agreement (as defined below) with Banco Bilbao Vizcaya Argentaria S.A. for a term loan commitment of €25.0 million, which amount was fully drawn down and we received an amount of €24.6 million after deducting fees and expenses. This Facility Agreement and the agreements governing our other indebtedness requires that we comply with various affirmative and negative covenants. Among other things, the covenants under the Facility Agreement limit our ability to incur additional indebtedness or liens, make payments in respect of or redeem or acquire any debt or equity issued by us, sell assets, make loans or investments, make guarantees, enter into any hedging agreement for speculative purposes, acquire or be acquired by other companies, and amend some of our contracts. Our and our subsidiaries’ loan agreements may also include certain financial covenants; the Facility Agreement includes financial covenants regarding maintenance as of the end of each fiscal quarter of a maximum senior net debt to gross profit ratio ranging from 1.60x in 2023 to 0.60x in 2026 and thereafter and a minimum level of shareholders’ equity of 0.00. In addition, our agreement with Banco Santander contains various covenants, which were waived until 2026 and thereafter require our compliance.

The restrictions under our indebtedness may prevent us from engaging in certain transactions which might otherwise be considered beneficial to us and could have other important consequences to unitholders. For example, they could increase our vulnerability to general adverse economic and industry conditions, limit our ability to make distributions; to fund future working capital, capital expenditures and other general partnership requirements; to engage in future acquisitions, construction or development activities; to access capital markets (debt and equity); or to otherwise fully realize the value of our assets and opportunities because of the need to dedicate a substantial portion of our cash flows from operations to payments on our indebtedness or to comply with any restrictive terms of our indebtedness; limit our flexibility in planning for, or reacting to, changes in our businesses and the industries in which we operate; and place us at a competitive disadvantage as compared to our competitors that have less debt.

We may incur additional indebtedness (public or private) in the future under our existing agreements, by issuing debt instruments, under new credit agreements, under joint venture credit agreements, under new credit agreements of our unrestricted subsidiaries, under finance leases or synthetic leases, or a combination of any of these. Failure to comply with the terms and conditions of any existing or future indebtedness would constitute an event of default. If an event of default occurs, the lenders or noteholders will have the right to accelerate the maturity of such indebtedness and foreclose upon the collateral, if any, securing that indebtedness.

In addition, from time to time, some of our subsidiaries for which we may act as guarantor may have substantial indebtedness, which will include affirmative and negative covenants and other provisions that limit their freedom to conduct certain operations, events of default, prepayment and other customary terms.

Our results of operations may fluctuate.

Our results may fluctuate in the future due to a variety of factors, many of which are beyond our control. In addition to the other risks described herein, our results of operations to fluctuate due to, including but limitation:

•	the timing and volume of new sales;

•	fluctuations in costs;

•	the timing of new product rollouts;

•	weaker than anticipated demand for charging products and stations, whether due to changes in government incentives and policies or due to other conditions;

•	fluctuations in sales and marketing, business development or research and development expenses;

•	supply chain interruptions and manufacturing or delivery delays;

•	the timing and availability of new products relative to customers’ and investors’ expectations;

•	the impact of COVID-19 or other pandemics on our workforce, or those of our customers, suppliers, vendors or business partners;

•	disruptions in sales, production, service or other business activities or our inability to attract and retain qualified personnel;

•	unanticipated changes in federal, state, local, or foreign government incentive programs, which can affect demand for EVs;

•	seasonal fluctuations in EV purchases;

•	fluctuations in currency exchange rates;

•	difficulties in developing effective marketing campaigns in unfamiliar international markets;

•	political, social, and economic instability, including the ongoing war between Russia and Ukraine, potential conflict between China and Taiwan, terrorist attacks, and security concerns in general; and

•	credit market crises or other adverse market conditions or macroeconomic factors.

Fluctuations in operating results and cash flow could, among other things, give rise to short-term liquidity issues. In addition, revenue, and other operating results may fall short of the expectations of investors and financial analysts, which could have an adverse effect on the price of Class A Shares.

Exchange rate fluctuations between the Euro and other currencies may negatively affect our earnings.

We currently have sales denominated in currencies other than the Euro. Fluctuations in the exchange rates of these foreign currencies has had and in the future could have a negative impact on our business, financial condition and results of operations. We have not previously engaged in foreign currency hedging. If we decide to hedge our foreign currency exposure, we may not be able to hedge effectively due to lack of experience, unreasonable costs or illiquid markets. In addition, those activities may be limited in the protection they provide us from foreign currency fluctuations and can themselves result in losses.

We and our subsidiaries may be significantly impacted by changes in tax laws and regulations or their interpretation.

Governments in the various jurisdictions in which we and our subsidiaries are established and/ or operate continue to review, reform and modify tax laws, regulations, treaties, interpretations, policy initiatives and tax authority practices, and how we are treated for tax purposes is subject to changes. We are unable to predict whether a tax reform may be proposed or enacted in the future (including with retroactive effect) or whether such changes would have a significant impact on our business, but such changes could result in material changes to the taxes that we are required to provide for and pay in various jurisdictions.

When tax laws and regulations change, or when new tax laws and regulations are introduced and implemented, such changes or new laws and regulations may be unclear in certain respects and could be subject to further potential amendments and technical corrections, and may be subject to interpretations and implementing regulations by the relevant governmental authorities, any of which could mitigate or increase certain adverse effects of the tax changes or of the new tax laws and regulations. Existing tax laws and regulations could also be interpreted or applied in a manner adverse to us or our subsidiaries.

We have incurred and are likely to continue incurring significant tax losses, the use of which may be limited under Spanish and other tax laws, and may be further limited in the future in case of changes in the applicable tax laws or their interpretation by the competent tax authorities. Similarly, we expect to obtain future tax savings from tax credits generated in Spain and in other jurisdictions in which we operate, and such tax losses and credits may eventually be rendered unavailable should a change in tax laws (or in their interpretation) take place. In particular, we are entitled to a significant amount of tax credits with respect to R&D costs under Spanish tax laws. We expect to be able to use such R&D tax credits in future fiscal years to reduce our cash tax liabilities. If the Spanish tax laws and regulations with respect to such R&D credits change in a manner that is detrimental to our position (e.g. by limiting the amount of tax credits that may be applied in a given fiscal year, by amending the criteria currently used to assess the amount of tax credits that may be claimed, or even by derogating the current tax regime), our overall tax expenses may increase. Any increase in our tax expenses due to a forfeiture, limitation or non-availability of tax losses and credits could have a material and adverse effect on our financial condition and results of operations.

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

We have policies and procedures designed to promote compliance with anti-bribery and Trade Control Laws. However, we cannot provide assurance that our internal controls and compliance systems will always protect us from liability for acts committed by employees, agents or business partners. If we are not in compliance these laws, we may be subject to criminal and civil fines and penalties, disgorgement, injunctions, debarment from debarment from government contracts, collateral litigation, as well as other sanctions and remedial measures. These consequences could have an adverse impact on our business, financial condition, results of operations and liquidity. Likewise, any investigation of potential violations of these laws could also have an adverse impact on our reputation, our business, results of operations and financial condition. In addition, responding to any enforcement action may result in a significant diversion of management’s attention and resources and significant defense costs and other professional fees.

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

Prior to the war, for the year ended December 31, 2021, we had net sales of €58.9 thousand in Ukraine and Russia. As a result of the conflict, beginning in February 2022, we ceased selling products in Russia and Ukraine, and do not intend to pursue new opportunities with customers in those countries. The extent, length and impact of the ongoing military conflict are highly unpredictable and could cause additional disruptions to our business in the region.

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

Increases in component costs, shipping costs, long lead times, supply shortages, and supply changes has disrupted and could in the future disrupt our supply chain and factors such as wage rate increases, inflation and interest rate increases can have a material adverse effect on our business, results of operations, financial condition and prospects.

Meeting customer demand partially depends on our ability to obtain timely and adequate delivery of components for our products. We are subject to the risk of shortages and long lead times in the supply of these components and the risk that our suppliers discontinue or modify components used in our products. In addition, the lead times associated with certain components are lengthy and preclude rapid changes in design, quantities, and delivery schedules. Our ability to meet demand has been, and may in the future be, impacted by our reliance on the availability of components from these suppliers. We may in the future experience component shortages, and the predictability of the availability of these components may be limited, which may be heightened in light of the ongoing COVID-19 pandemic and conflict in Ukraine. In the event of a component shortage or supply interruption from suppliers of these components, we may not be able to develop alternate sources in a timely manner. Developing alternate sources of supply for these components may be time-consuming, difficult, and costly and we may not be able to source these components on terms that are acceptable to us, or at all, which may undermine our ability to fill our orders in a timely manner. Any interruption or delay in the supply of any of these parts or components, or the inability to obtain these parts or components from alternate sources at acceptable prices and within a reasonable amount of time, would harm our ability to timely ship our products to our customers. Moreover, volatile economic conditions may make it more likely that our suppliers and logistics providers may be unable to timely deliver supplies, or at all, and there is no guarantee that we will be able to timely locate alternative suppliers of comparable quality at an acceptable price. In addition, international supply chains may be impacted by events outside of our control and limit our ability to procure timely delivery of supplies or finished goods and services. We have seen, and may continue to see, increased congestion at ports that we rely on for our business. In many cases, we have had to secure alternative transportation, or use alternative routes, at increased costs to run our supply chain.

The global economy is currently undergoing a period of high inflationary pressures, which may continue for the foreseeable future. The escalation or prolongment of hostilities in Ukraine may serve to accelerate these inflationary pressures. The ongoing military conflict between Russia and Ukraine has resulted in substantial increases in fuel costs worldwide, and the extent and duration of such increases cannot be predicted at this time. Inflation can adversely affect us by increasing costs of supplies, materials and labor. In addition, inflation is often accompanied by higher interest rates, which may reduce the consumer or commercial demand for our products, increase the borrowing cost of EVs for consumers, or increase our financing costs. In an inflationary environment, depending on other economic conditions, we may be unable to raise prices enough to keep up with the rate of inflation, which would reduce our profit margin. Increases in the prices of components could negatively affect our margins. Changes in prices are dependent on a number of factors beyond our control, including macroeconomic factors that may affect commodity prices; changes in supply and demand; general economic conditions; significant political events; labor costs; competition; import duties, tariffs, anti-dumping duties and other similar costs; currency exchange rates and government regulation; and events such as natural disasters and widespread outbreaks of infectious diseases (such as the ongoing COVID-19 pandemic). If we are unable to increase our prices or experience a delay in our ability to increase our prices or to recover such increases in our costs, our business, financial condition and results of operations could be harmed.

Risks Related to Our Technology, Intellectual Property and Infrastructure

We may need to defend against intellectual property infringement or misappropriation claims, which may be time-consuming and expensive, and our business could be adversely affected.

From time to time, the holders of intellectual property rights may assert their rights and urge us to take licenses, and/or may bring suits alleging infringement or misappropriation of such rights. There can be no assurance that we will be able to mitigate the risk of potential suits or other legal demands by competitors or other third parties. Accordingly, we may consider entering into licensing agreements with respect to such rights, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur, and such licenses and associated litigation could significantly increase our operating expenses. In addition, if we are determined to have or believe there is a high likelihood that we have infringed upon or misappropriated a third party’s intellectual property rights, we may be required to cease making, selling or incorporating certain key components or intellectual property into the products and services we offers, to pay substantial damages and/or royalties, to redesign our products and services, and/or to establish and maintain alternative branding. In addition, to the extent that our customers and business partners become the subject of any allegation or claim regarding the infringement or misappropriation of intellectual property rights related to our products and services, we may be required to indemnify such customers and business partners. The scope of these indemnity obligations varies, but may, in some instances, include indemnification for damages and expenses, including attorneys’ fees. Even if we are not a party to any litigation between a customer or business partner and a third party relating to infringement by our products, an adverse outcome in any such litigation could make it more difficult for us to defend our products against intellectual property infringement claims in any subsequent litigation in which we are a named party. If we were required to take one or more such actions, our business, prospects, brand, operating results and financial condition could be materially and adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs, negative publicity, reputational harm and diversion of resources and management attention.

Our business may be adversely affected if we are unable to obtain patents or otherwise protect our technology and intellectual property from unauthorized use by third parties.

Our success depends, at least in part, on our ability to protect our core technology and intellectual property. To accomplish this, we rely on, and plan to continue relying on, a combination of trade secrets (including know-how), employee and third-party nondisclosure agreements, copyright, trademarks, intellectual property licenses and other contractual rights to retain ownership of, and protect, our technology. As of December 31, 2022, we have one (1) granted design patent in the U.S.A. and we have filed two (2) international patents which are currently in national phase before the relevant authorities. Failure to adequately protect its technology and intellectual property could result in competitors offering similar products, potentially resulting in the loss of some of our competitive advantage and a decrease in revenue which would adversely affect our business, prospects, financial condition and operating results.

The measures we take to protect our technology intellectual property from unauthorized use by others may not be effective for various reasons, including the following:

•	the scope of any issued patents that may result from the pending patent application may not be broad enough to protect proprietary rights;

•	the costs associated with enforcing patents, trademarks, confidentiality and invention agreements or other intellectual property rights may make enforcement impracticable;

•	current and future competitors may circumvent patents or independently develop similar inventions, trade secrets or works of authorship, such as software;

•	know-how and other proprietary information we purport to hold as a trade secret may not qualify as a trade secret under applicable laws; and

•	proprietary designs and technology embodied in our products may be discoverable by third parties through means that do not constitute violations of applicable laws.

Intellectual property and trade secret laws vary significantly throughout the world. Some foreign countries do not protect intellectual property rights to the same extent as do the laws of the United States. Further, policing the unauthorized use of our intellectual property in foreign jurisdictions may be costly, difficult or even impossible. Therefore, our intellectual property rights may not be as strong or as easily enforced outside of the United States.

Any issued patent which may result from the pending patent application may come to be considered “standards essential.” If this is the case, we may be required to license certain technology on “fair, reasonable and non-discriminatory” terms, decreasing revenue. Further, competitors, vendors, or customers may, in certain instances, be free to create variations or derivative works of our technology and intellectual property, and those derivative works may become directly competitive with our offerings. Finally, we may not be able to leverage, or obtain ownership of, all technology and intellectual property developed by our vendors in connection with design and manufacture of our products, thereby jeopardizing our ability to obtain a competitive advantage over our competitors.

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

In addition, automobile manufacturers may choose to develop and promulgate their own proprietary charging standards and systems, which could lock out competition for EV chargers, or may produce proprietary chargers that compete with our chargers. Such automobile manufacturers may use their size and market position to influence the market, which could limit our market and reach to customers, negatively impacting our business.

Further, should regulatory bodies later impose a standard that is not compatible with our infrastructure or products, we may incur significant costs to adapt our business model to the new regulatory standard, which may require significant time and expense and, as a result, may have a material adverse effect on our revenues or results of operations.

Our technology, the technology of Electromaps, or services provided by COIL, could have undetected defects, errors or bugs in hardware or software which could reduce market adoption, damage our reputation with current or prospective customers, and/or expose us to product liability and other claims that could materially and adversely affect our business.

We may be subject to claims that chargers have malfunctioned and persons were injured or purported to be injured due to latent defects. Any insurance that we carry may not be sufficient or it may not apply to all situations. Similarly, to the extent that such malfunctions are related to components obtained from third-party vendors, such vendors may not assume responsibility for such malfunctions. Any of these events could adversely affect our brand, reputation, operating results or financial condition.

Our software platform is complex and includes a number of licensed third-party commercial and open-source software libraries. Our software may contain latent defects or errors that may be difficult to detect and remediate. We are continuing to evolve the features and functionality of its platform through updates and enhancements, and as we do, we may introduce additional defects or errors that may not be detected until after deployment to customers. In addition, if our products and services, including any updates or patches, are not implemented or used correctly or as intended, inadequate performance and disruptions in service may result.

Any defects or errors in product or services offerings, or the perception of such defects or errors, or other performance problems could result in any of the following, each of which could adversely affect our business and results of our operations:

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

We also face the risk that any contractual protections we seek to include in our agreements with customers are rejected, not implemented uniformly or may not fully or effectively protect from claims by customers, resellers, business partners or other third parties. In addition, any insurance coverage or indemnification obligations of suppliers for our benefit may not adequately cover all such claims, or cover only a portion of such claims. A successful product liability, warranty, or other similar claim could have an adverse effect on our business, operating results, and financial condition. In addition, even claims that ultimately are unsuccessful could result in expenditure of funds in litigation, divert management’s time and other resources and cause reputational harm.

Interruptions, delays in service, communications outages or inability to increase capacity at third-party data center facilities could impair the use or functionality of our subscription services, harm our business and subject us to liability.

We currently serve customers from third-party data center facilities operated by Amazon Web Services as well as others. Our services are housed in third-party data. Any outage or failure of such data centers could negatively affect our product connectivity and performance. Our primary environments are operated by Amazon, and any interruptions of these primary and backup data centers could negatively affect our product connectivity and performance. Any incident affecting a data center facility’s infrastructure or operations, whether caused by fire, flood, storm, earthquake, power loss, telecommunications failures, breach of security protocols, computer viruses and disabling devices, failure of access control mechanisms, natural disasters, war, criminal act, military actions, terrorist attacks and other similar events could negatively affect the use, functionality or availability of our services.

Any damage to, or failure of, our systems, or those of our third-party providers, could interrupt or hinder the use or functionality of our services. Impairment of or interruptions in our services may reduce revenue, subject us to claims and litigation, cause customers to terminate their subscriptions, and adversely affect renewal rates and our ability to attract new customers. Our business will also be harmed if customers and potential customers believe our products and services are unreliable.

The EV charging market is characterized by rapid technological change, which requires us to continue to develop new products and product innovations. Any delays in such development could adversely affect market adoption of our products and our financial results.

Continuing technological changes in battery and other EV technologies could adversely affect adoption of current EV charging technology, continuing and increasing reliance on EV charging infrastructure and/or the use of our products and services. Our future success will depend in part upon our ability to develop and introduce a variety of new capabilities and innovations to our existing product offerings, as well as introduce a variety of new product offerings to address the changing needs of the EV charging market.

As EV technologies change, we may need to upgrade or adapt our charger technology and introduce new products and services in order to serve vehicles that have the latest technology, in particular battery technology, which could involve substantial costs. Even if we are able to keep pace with changes in technology and develop new products and services, our research and development expenses could increase, our gross margins could be adversely affected in some periods and our prior products could become obsolete more quickly than expected.

We cannot guarantee that any new products will be released in a timely manner, or at all, or achieve market acceptance. Delays in delivering new products that meet customer requirements could damage our relationships with customers and lead them to seek alternative products or services. Delays in introducing products and innovations or the failure to offer innovative products or services at competitive prices may cause existing and potential customers to use our competitors’ products or services.

If we are unable to devote adequate resources to develop products or cannot otherwise successfully develop products or services that meet customer requirements on a timely basis or that remain competitive with technological alternatives, our products and services could lose market share, our revenue will decline, we may experience higher operating losses and our business and prospects will be adversely affected.

We expect to incur research and development costs and devote significant resources to developing new products, which could significantly reduce our profitability.

Our future growth depends on penetrating new markets, adapting existing products to new applications and customer requirements, and introducing new products that achieve market acceptance. We plan to incur significant research and development costs in the future as part of its efforts to design, develop, manufacture and introduce new products and enhance existing products. Further, our research and development program may not produce successful results, and our new products may not achieve market acceptance, create additional revenue or become profitable.

We may be unable to leverage customer data in all geographic locations, and this limitation may impact research and development operations.

We rely on data collected through its mobile application. We use this data in connection with, among other things, determining the placement for its charging stations. Our inability to obtain necessary rights to use this data or freely transfer this data could result in delays or otherwise negatively impact our research and development and expansion efforts and limit our ability to derive revenues from value-add customer products and services.

We are subject to governmental regulation and other legal obligations related to privacy, data protection and information security and may be subject to governmental enforcement actions, litigation, fines and penalties or adverse publicity if we are unable to comply with such obligations.

We collect, process, store, and use a wide variety of data from current and prospective customers and other individuals, including personal information. Federal, state, local and foreign governments and agencies in the jurisdictions in which we operate, and in which customers operate, have adopted, are considering adopting, or may adopt laws and regulations regarding the collection, use, storage, processing, and disclosure of information regarding consumers and other individuals, which could impact our ability to offer services in certain jurisdictions. Laws and regulations relating to the collection, use, disclosure, security, and other processing of individuals’ information can vary significantly from jurisdiction to jurisdiction. The costs of compliance with, and other burdens imposed by, laws, regulations, standards, and other obligations relating to privacy, data protection, and information security are significant. In addition, some companies, particularly larger enterprises, often will not contract with vendors that do not meet these rigorous standards. Accordingly, the failure, or perceived inability, to comply with these laws, regulations, standards, and other obligations may limit the use and adoption of our products and services, reduce overall demand, lead to regulatory investigations, litigation, and significant fines, penalties, or liabilities for actual or alleged noncompliance, or slow the pace at which we close sales transactions, any of which could harm our business. Moreover, if we or any of our employees or contractors fail or are believed to fail to adhere to appropriate practices regarding customers’ data, it may damage our reputation and brand.

Additionally, existing laws, regulations, standards, and other obligations may be interpreted in new and differing manners in the future, and may be inconsistent among jurisdictions. Future laws, regulations, standards, and other obligations, and changes in the interpretation of existing laws, regulations, standards, and other obligations could result in increased regulation, increased costs of compliance and penalties for non-compliance, and limitations on data collection, use, disclosure, and transfer for us and our customers. Further, California adopted the California Consumer Privacy Act (“CCPA”) and the California State Attorney General has begun enforcement actions. Further, on November 3, 2020, California voters approved the California Privacy Rights Act (“CPRA”). The costs of compliance with, and other burdens imposed by, laws and regulations relating to privacy, data protection, and information security that are applicable to the businesses of customers may adversely affect ability and willingness to process, handle, store, use, and transmit certain types of information, such as demographic and other personal information.

In addition to government activity, privacy advocacy groups, the technology industry, and other industries have established or may establish various new, additional, or different self-regulatory standards that may place additional burdens on technology companies. Customers may expect that we meet voluntary certifications or adhere to other standards established by them or third parties. If we are unable to maintain these certifications or meet these standards, it could reduce demand for our solutions and adversely affect our business.

Personal data information is increasingly subject to legislation and regulations in numerous non-U.S. jurisdictions around the world. We operate in the European Union, where the General Data Protection Regulation 2016/679 (“GDPR”), imposes strict requirements on controllers and processors of personal data, including, for example, higher standards for obtaining consent from individuals to process their personal data, more robust disclosures to individuals, a strong individual rights regime, shortened timelines for data breach notifications and restrictions on the transfer of personal data outside of the European Economic Area.

Following its departure from the European Union, the United Kingdom has adopted a separate regime based on the GDPR that imposes similarly onerous requirements. Companies that violate the EU or UK regime can face regulatory investigations, private litigation, prohibitions on data processing, and fines of up to the greater of 4% of their worldwide annual revenue or 20 million Euros (for the EU) or £17.5 million (for the U.K.). Other EU and UK data protection laws and evolving regulatory guidance restrict the ability of companies to market electronically, including through the use of cookies and similar technologies, and companies are increasingly subject to strict enforcement action including fines for non-compliance. As a result, operating our business or offering our services in Europe or other countries with similar data protection laws would subject us to substantial compliance costs, potential liability (including class actions) and reputational damage, and may require changes to the ways we collect and use consumer information.

A number of data protection laws (including the GDPR, the UK GDPR and the CCPA) have introduced mandatory breach reporting to regulators and, under certain circumstances, to the individuals whose personal data was compromised in the breach.

Many other jurisdictions are considering or are about to adopt data protection regulations, which are sometimes inconsistent or conflicting. While we strive to monitor and comply with this complex and ever- changing patchwork of laws, a failure or perceived or alleged failure to comply with applicable data privacy requirements in one of the jurisdictions could result in litigation and proceedings against us by governmental entities, customers, or others, fines and civil or criminal penalties, limited ability or inability to operate our business, offer services, or market our business in certain jurisdictions, negative publicity and harm to our brand and reputation, and reduced overall demand for our products and services. Such occurrences could adversely affect our business, financial condition, and results of operations. Our general liability insurance may not cover all potential claims to which we are exposed and may not be adequate to indemnify us for the full extent of our potential liabilities. In addition, we could be adversely affected if data privacy regulations are expanded (through new regulation or through legal rulings) to require major changes in our business practices.

We rely on the Apple App Store and the Google Play Store to offer and promote our apps. If such platform providers change their terms and conditions to our detriment, our business may be adversely affected.

The Apple App Store and the Google Play Store are the primary distribution, marketing, promotion and payment platforms for our apps, including myWallbox and Electromaps. Any deterioration in our relationship with Google or Apple could harm our business and adversely affect the value of our shares.

We are subject to these platforms’ standard terms and conditions for app developers, which govern the promotion, distribution and operation of apps. These platforms have policies governing, for example, treatment of virtual credits and gifts, use of user data, personal and sensitive information and advertising identifiers, as well as ones relating to advertising (including deceptive, disruptive and inappropriate ads) and interference with app and device functionality. Each platform has broad discretion to change and interpret its terms of service and other policies with respect to us and those changes may be unfavorable to us. A platform provider may also change its fee structure, add fees associated with access to and use of its platform, alter how we are able to advertise on the platform, change how the personal information of our users is made available to app developers on the platform or limit the use of personal information for advertising purposes. Our business could be harmed if a platform provider modifies its current terms of service or other policies, including fees, in a manner adverse to us.

If we violate, or if a platform provider believes we have violated, these terms and conditions (or if there is any change or deterioration in our relationship with these platform providers), the particular platform provider may discontinue or limit our access to that platform, which could prevent us from making its apps available to or otherwise from serving our mobile customers. Any limit or discontinuation of our access to any platform could adversely affect our business, financial condition or results of operations.

Risks Related to Being a Public Company

Our management team has limited experience managing a public company.

Members of our management team have limited experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws, rules and regulations that govern public companies. As a public company, we are subject to significant obligations relating to reporting, procedures and internal controls, and our management team may not successfully or efficiently manage such obligations. These obligations and scrutiny will require significant attention from our management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition and results of operations.

We will continue to incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the NYSE and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel continue to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will continue to increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and could also make it more difficult for us to attract and retain qualified members of the Board.

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

We are required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our annual reports and provide an annual management report on the effectiveness of control over financial reporting. As a result, we will be required to disclose material changes in internal control over financial reporting on an annual basis. To achieve compliance with Section 404, we are engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting.

Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. We have identified material weaknesses in the past and if we identify one or more material weaknesses in the future, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. As a result, the market price of our shares could be negatively affected, and we could become subject to litigation including shareholder suits or investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

We identified material weaknesses in connection with our internal control over financial reporting. Our efforts to remediate these material weaknesses may not be successful in a timely manner, or at all, and we may identify other material weaknesses.

As previously reported, in connection with the audits of our consolidated financial statements for each of the years ended December 31, 2020 and 2021, our management and independent registered public accounting firm identified material weaknesses in our internal control over financial reporting. The material weaknesses related to: (i) insufficient personnel in the finance team with an appropriate level of knowledge and experience in the application of International Financial Reporting Standards as issued by the IASB, relating to complex accounting transactions, such as accounting for the business combinations, accounting for listing expenses, share-based payments and also in the application of other IFRS matters such as goodwill impairment testing and cash flow statement disclosures; (ii) IT general controls have not been sufficiently designed or were not operating effectively, and (iii) policies and procedures specifically with respect to the review, supervision and monitoring of the accounting and reporting functions were not operating effectively. In connection with the audit of the our consolidated financial statements for the fiscal year ended December 31, 2022, we identified an additional material weakness related to procedures with respect to the review, supervision and monitoring of issuance, exercise, vesting and valuation of share-based payments, which were not entirely designed and in place, or operating effectively resulting in several adjustments related to share-based payment accounting. To address these material weaknesses, we are making and continue to make a number of changes to our program and controls as set forth in Item 15, “Controls and Procedures.”

Further, our independent registered public accounting firm has not been engaged to express, nor have they expressed, an opinion on the effectiveness of our internal control over financial reporting. We are currently in the process of remediating these material weaknesses and we are taking steps that we believe will address their underlying causes, however, we cannot predict the ultimate timing or success of our remediation plan. We have also enlisted the help of external advisors to provide assistance in the areas of internal controls and IFRS accounting in the short term, and are evaluating the longer-term resource needs of our accounting staff, including IFRS expertise. These remediation measures may be time-consuming and costly, and might place significant demands on our financial, accounting and operational resources. These actions and planned actions are subject to ongoing management evaluation and will require validation and testing of the design and operating effectiveness of internal controls over a sustained period of financial reporting cycles before we are able to determine that the controls are operating effectively and the material weaknesses have been remediated. In addition, there is no assurance that we will be successful in hiring any necessary finance and accounting personnel in a timely manner, or at all.

Assessing our procedures to improve our internal control over financial reporting is an ongoing process. We can provide no assurance that our remediation efforts will be successful or that we will not have material weaknesses in the future. Any material weaknesses we identify could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our consolidated financial statements.

Our internal control over financial reporting will not be effective if we cannot detect or prevent material errors at a reasonable level of assurance. Our past or future financial statements may not be accurate and we may not be able to timely report our financial condition or results of operations, which may adversely affect investor confidence in us and the price of Class A Shares.

As a public company, we have significant requirements for enhanced financial reporting and internal controls. The process of designing, implementing, testing and maintaining effective internal controls is a continuous effort that will require us to anticipate and react to changes in our business and the economic and regulatory environments. In this regard, we need to continue to dedicate internal resources, potentially engage outside consultants, adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing whether such controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting.

It is possible that our internal control over financial reporting is not effective because it cannot detect or prevent material errors at a reasonable level of assurance. If we are unable to establish or maintain appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations on a timely basis, result in material misstatements in our consolidated financial statements and adversely affect our operating results. In addition, we are required, pursuant to Section 404 of the Sarbanes Oxley Act (“Section 404”), to furnish a report by our management on, among other things, the effectiveness of our internal control over financial reporting in the second annual report filed with the SEC. This assessment is required to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation and testing. Testing and maintaining internal controls may divert our management’s attention from other matters that are important to our business. In addition, pursuant to Section 404, once we are no longer an emerging growth company, we will be required to include in the annual reports that we file with the SEC an attestation report on our internal control over financial reporting issued by our independent registered public accounting firm.

Furthermore, as a public company, we may, during the course of our testing of our internal controls over financial reporting, or during the subsequent auditing by our independent registered public accounting firm, identify deficiencies which would have to be remediated to satisfy the SEC rules for certification of our internal controls over financial reporting. As a consequence, we may have to disclose in periodic reports we file with the SEC significant deficiencies or material weaknesses in our system of internal controls. The existence of a material weakness would preclude management from concluding that our internal controls over financial reporting are effective, and would preclude our independent auditors from issuing an unqualified opinion that our internal controls over financial reporting are effective. In addition, disclosures of this type in our SEC reports could cause investors to lose confidence in the accuracy and completeness of our financial reporting and may negatively affect the trading price of Class A Shares, and we could be subject to sanctions or investigations by regulatory authorities. Moreover, effective internal controls are necessary to produce reliable financial reports and to prevent fraud. If we have deficiencies in our disclosure controls and procedures or internal controls over financial reporting, it could negatively impact our business, results of operations and reputation.

Our failure to timely and effectively implement controls and procedures required by Section 404(a) of the Sarbanes-Oxley Act could have a material adverse effect on our business.

We are required to provide management’s attestation on internal controls. Management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements. If we are not able to implement the additional requirements of Section 404(a) in a timely manner or with adequate compliance, we may not be able to assess whether our internal controls over financial reporting are effective, which may subject us to adverse regulatory consequences and could harm investor confidence and the market price of the Class A Shares.

Risks Related to Class A Shares

The market price of Class A Shares may be volatile, and you may lose all or part of your investment.

The market price of Class A Shares could be highly volatile and may fluctuate substantially as a result of many factors, including, without limitation:

•	actual or anticipated fluctuations in our results of operations;

•	variance in our financial performance from the expectations of market analysts or others;

•	announcements by us or our competitors of significant business developments, changes in significant customers, acquisitions or expansion plans;

•	our involvement in litigation;

•	our sale of Shares or other securities in the future;

•	market conditions in our industry;

•	changes in key personnel;

•	the trading volume of our Class A Shares;

•	changes in the estimation of the future size and growth rate of our markets; and

•

general economic, industry and market conditions, including, for example, the effects of recession or slow economic growth in the U.S. and abroad, interest rates, fuel prices, international currency fluctuations, corruption, political instability, acts of war, including the Russia/Ukraine conflict and the ongoing COVID-19 pandemic or other public health crises.

In addition, the stock markets have experienced extreme price and volume fluctuations. Broad market and industry factors may materially harm the market price of Class A Shares, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. If we were involved in any similar litigation, we could incur substantial costs and our management’s attention and resources could be diverted.

An active trading market for Class A Shares may not be sustained to provide adequate liquidity.

An active trading market may not be sustained for Class A Shares. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair our ability to raise capital by selling Shares and may impair our ability to acquire other companies by using our shares as consideration.

The market price of Class A Shares could be negatively affected by future sales of Shares.

Sales by us or our shareholders of a substantial number of Shares, the issuance of Shares as consideration for acquisitions, or the perception that these sales might occur, could cause the market price of Class A Shares to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities.

We do not expect to pay any dividends in the foreseeable future.

We have never declared or paid any dividends on the Shares. We do not anticipate paying any dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and expand our business.

The Board may determine which part of the profits shall be reserved, with due observance of our policy on reserves and dividends. The General Meeting may resolve to distribute any part of the profits remaining after reservation. If the Board decides to make a part of the profits available for distribution of dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our directors may deem relevant. In addition, the Dutch law imposes restrictions on our ability to declare and pay dividends. Payment of dividends may also be subject to Dutch withholding taxes.

The number of issued Shares and outstanding Shares and outstanding Warrants may fluctuate substantially, which could lead to adverse tax consequences for the holders thereof.

It may be that the number of issued and outstanding Shares and outstanding Warrants fluctuates substantially. This may have an impact on interests and certain thresholds that are relevant for investors’ tax purposes and positions, which are dependent on their respective circumstances. The potential tax consequences in this regard could potentially be material, and therefore, investors should seek their own tax advice with respect to the tax consequences in connection with the acquisition, ownership and disposal of the Shares and/or Warrants.

If securities or industry analysts do not publish research or reports about our business, or if they issue an adverse or misleading opinion regarding Class A Shares, the market price and trading volume of Class A Shares could decline.

The trading market for Class A Shares can be influenced by the research and reports that industry or securities analysts publish about us or our business. If industry analysts cease coverage of us, the trading price for Class A Shares would be negatively impacted. If any of the analysts who cover us issue an adverse or misleading opinion regarding us, our business model, our intellectual property or our stock performance, or if our results of operations fail to meet the expectations of analysts, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

The dual class structure of Shares has the effect of concentrating voting control with our certain shareholders and limiting our other shareholders’ ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of Class A Shares may view as beneficial.

Class B Shares have ten (10) votes per share, while Class A Shares have one (1) vote per share. our co-founders, Enric Asunción Escorsa and Eduard Castañeda, own all of the Class B Shares and collectively control approximately 61% of the voting power of our capital stock. Even though our co-founders are not party to any agreement that requires them to vote together, they may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentrated control may have the effect of delaying, preventing or deterring a change in control of our Company, could deprive our shareholders of an opportunity to receive a premium for their capital stock as part of a sale of our Company, and might ultimately affect the market price of shares of Class A Shares.

We cannot predict whether our dual class structure will result in a lower or more volatile market price of Class A Shares or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indexes. S&P Dow Jones and FTSE Russell have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, pursuant to which companies with multiple classes of shares of common stock are excluded. In addition, several stockholder advisory firms have announced their opposition to the use of multiple class structures. As a result, our dual class structure may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change its capital structure. Any such exclusion from indices or any actions or publications by stockholder advisory firms critical of our corporate governance practices or capital structure could adversely affect the value and trading market of Class A Shares.

We are a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (2) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (3) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which is intended to prevent issuers from making selective disclosures of material information. As a result of all of the above, you may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

As a foreign private issuer, and as permitted by the listing requirements of the NYSE, we follow certain home country governance practices rather than the corporate governance requirements of the NYSE.

As a foreign private issuer, we have the option to follow certain home country corporate governance practices rather than those of the NYSE, provided that we disclose the requirements we are not following and describe the home country practices we are following. We intend to rely on this “foreign private issuer exemption” with respect to NYSE rules requiring shareholder approval. We may in the future elect to follow home country practices with regard to other matters. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2023. In the future, we would lose its foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms including financial statements prepared in accordance with generally accepted accounting principles in the United States of America, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors, and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the NYSE. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

We are an “emerging growth company” and you cannot be certain whether the reduced disclosure requirements applicable to emerging growth companies will make Class A Shares less attractive to investors.

We are an emerging growth company (“EGC”) as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not EGCs, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act reduced disclosure obligations regarding executive compensation in periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Investors may find the common stock less attractive because we will continue to rely on these exemptions. If some investors find the common stock less attractive as a result, there may be a less active trading market for the Class A Shares, and the stock price may be more volatile.

An EGC may elect to delay the adoption of new or revised accounting standards. With us making this election, Section 102(b)(2) of the JOBS Act allows us to delay adoption of new or revised accounting standards until those standards apply to non-public business entities. As a result, the financial statements contained herein and those that we will file in the future may not be comparable to companies that comply with public business entities revised accounting standards effective dates.

As we are a holding company with no operations we rely on operating subsidiaries to provide us with funds necessary to meet our financial obligations.

We are a holding company that does not conduct any business operations of its own. As a result, we are largely dependent upon cash dividends and distributions and other transfers, including for dividends or payments in respect of any indebtedness we may incur, from our subsidiaries to meet our obligations. Any agreements governing the indebtedness of our subsidiaries may impose restrictions on our subsidiaries’ ability to pay dividends or other distributions to us. Each of our subsidiaries is a distinct legal entity, and under certain circumstances legal and contractual restrictions may limit our ability to obtain cash from such subsidiaries and us may be limited in our ability to cause any joint ventures to distribute our earnings to it. The deterioration of the earnings from, or other available assets of, our subsidiaries for any reason could also limit or impair their ability to pay dividends or other distributions to us.

Investors may suffer adverse tax consequences in connection with the acquisition, ownership and disposal of the Shares and/or Warrants.

The tax consequences in connection with the acquisition, ownership and disposal of the Shares and/or Warrants may differ from the tax consequences in connection with the acquisition, ownership and disposal of securities in another entity and may also differ depending on such an investor’s respective circumstances including, without limitation, where such an investor is a tax resident. Any such tax consequences could be materially adverse to an investor and, therefore, each investor should seek its own tax advice in respect of the tax consequences in connection with the acquisition, ownership and disposal of the Shares and/or Warrants.

Risks Relating to Our Incorporation in the Netherlands

We are a public company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands. The rights of our shareholders may be different from the rights of stockholders in companies governed by the laws of U.S. jurisdictions and may not protect investors in a similar fashion afforded by incorporation in a U.S. jurisdiction.

We are a public limited liability company incorporated under Dutch law. Our corporate affairs are governed by our articles of association, internal rules and policies and by the laws governing companies incorporated in the Netherlands. The rights of shareholders may be different from the rights and obligations of shareholders in companies governed by the laws of U.S. jurisdictions. The role of the management board in a Dutch company is also materially different, and cannot be compared to, the role of a board of directors in a corporation incorporated in the United States. In the performance of their duties, our management board is required by Dutch law to consider the interests of our company and the sustainable success of our business, with an aim to creating long-term value, taking into account the interests of our shareholders, employees and other stakeholders, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a shareholder.

Provisions of Dutch law and our amended and restated articles of association may delay, prevent or make undesirable an acquisition of all or a significant portion of our shares or assets.

Under Dutch law, various protective measures are possible and permissible within the boundaries set by Dutch law and Dutch case law, among which, in accordance with the DCGC, shareholders having the right to put an item on the agenda under the rules described above shall exercise such right only after consulting the Board in that respect. If one or more shareholders intend to request that an item be put on the agenda that may result in a change in our strategy (for example, the dismissal of Directors), the Board must be given the opportunity to invoke a reasonable period to respond to such intention. Such period shall not exceed 180 (hundred eighty) days (or such other period as may be stipulated for such purpose by Dutch law and/or the DCGC from time to time). If invoked, the Board must use such response period for further deliberation and constructive consultation, in any event with the shareholders(s) concerned, and must explore the alternatives. At the end of the response time, the Board must report on this consultation and the exploration of alternatives to the General Meeting. The response period may be invoked only once for any given General Meeting and shall not apply: (a) in respect of a matter for which a response period has been previously invoked; or (b) if a shareholder holds at least 75% of our issued share capital as a consequence of a successful public bid. The response period may also be invoked in response to shareholders or others with meeting rights under Dutch law requesting that a General Meeting be convened, as described above.

Pursuant to Dutch law, one or more shareholders and/or other persons with meeting rights under Dutch law who individually or jointly represent at least 10% of our issued share capital, may request the Board to convene a General Meeting setting out in detail the matters to be discussed. If the Board has not taken the steps necessary to ensure that such meeting can be held within 6 (six) weeks after the request, the requesting shareholder(s) and or other persons with meeting rights may at their request be authorized by the competent Dutch court in preliminary relief proceedings to convene a General Meeting. The court shall refuse the application if it does not appear that the applicant(s) has/have previously requested the Board to convene a General Meeting and the Board has not taken the necessary steps so that the General Meeting could be held within 6 (six) weeks after the request. Such a request to the Board is subject to certain additional requirements. Additionally, the applicant must have a reasonable interest in the meeting being held.

Further thereto, in May 2021, a bill came into force that introduces a statutory cooling-off period of up to 250 days during which the General Meeting would not be able to dismiss, suspend or appoint members of the Board (or amend the provisions in the Articles of Association governing these matters) unless these matters were proposed by the Board. This cooling-off period could be invoked by the Board in the event:

a.

shareholders, using either their shareholder proposal right or their right to request a General Meeting, propose an agenda item for the General Meeting to dismiss, suspend or appoint a Director (or to amend any provision in the Articles of Association dealing with those matters); or

b.

a public offer for has been announced or made without agreement having been reached with on such offer, provided, in each case, that in the opinion of the Board such proposal or offer materially conflicts with the interests of and its business.

The cooling-off period, if invoked, ends upon the earliest of the following events:

a.	the expiration of 250 days from:

i.	in case of shareholders using their shareholder proposal right, the day after the deadline for making such proposal for the next General Meeting has expired;

ii.	in case of Shareholders using their right to request a General Meeting, the day when they obtain court authorization to do so; or

iii.	in case of a public offer as described above being made without agreement having been reached with on such offer, the first following day;

b.	the day after a public offer without agreement having been reached with us on such offer, having been declared unconditional; or

c.	the Board deciding to end the cooling-off period earlier.

In addition, one or more shareholders that may (jointly) exercise the shareholder proposal right at the time that the cooling-off period is invoked, may request the Enterprise Chamber (Ondernemingskamer) of the Amsterdam Court of Appeals (Gerechtshof Amsterdam) for early termination of the cooling-off period. The Enterprise Chamber must rule in favor of the request if the shareholders can demonstrate that:

a.

the Board, in light of the circumstances at hand when the cooling-off period was invoked, could not reasonably have come to the conclusion that the relevant shareholder proposal or hostile offer constituted a material conflict with the interests of and its business;

b.	the Board cannot reasonably believe that a continuation of the cooling-off period would contribute to careful policy-making;

c.

if other defensive measures, having the same purpose, nature and scope as the cooling-off period, have been activated during the cooling-off period and are not terminated or suspended at the relevant shareholders’ written request within a reasonable period following the request (i.e., no ‘stacking’ of defensive measures).

During the cooling-off period, if invoked, the Board must gather all relevant information necessary for a careful decision-making process. In this context, the Board must at least consult with shareholders representing at least 3% of our issued share capital at the time the cooling-off period was invoked and with the our works council, if applicable. Formal statements expressed by these stakeholders during such consultations must be published on our website to the extent these stakeholders have approved that publication.

Ultimately one week following the last day of the cooling-off period, the Board must publish a report in respect of its policy and conduct of affairs during the cooling-off period on our website. This report must also remain available for inspection by our shareholders and others with meeting rights under Dutch law at our office and must be tabled for discussion at the next General Meeting.

Finally, in this respect, certain provisions of the Articles of Association may also make it more difficult for a third-party to acquire control of our Company or effect a change in the composition of the Board, including that suspension or dismissal of directors other than at the proposal of the Board will require a two-thirds majority of the votes cast, representing more than one half of our issued capital.

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

Further thereto, each shareholder has a pre-emptive right in proportion to the aggregate amount of its Shares upon the issuance of Shares (or the granting of rights to subscribe for Shares). This pre-emptive right does not apply to: (i) Shares issued to our employees or a subsidiary of ours as referred to in Section 2:24b Dutch Civil Code, (ii) Shares that are issued against payment other than in cash; and (iii) Shares issued to a person exercising a previously granted right to subscribe for Shares.

The pre-emptive rights in respect of newly issued Shares or the granting of rights to subscribe for Shares may be restricted or excluded by a resolution of the General Meeting. Pre-emptive rights may also be limited or excluded by a resolution of the Board if the Board has been designated thereto by the General Meeting for a specific period and with due observance of applicable statutory provisions, and the Board has also been designated to issue Shares. A resolution of the General Meeting to limit or exclude pre-emptive rights or a resolution to designate the Board thereto, can only be adopted at the proposal of the Board, and requires a majority of at least two-thirds of the votes cast, if less than half of our issued share capital is present or represented at the General Meeting. Unless otherwise stipulated at its grant the designation may not be withdrawn.

If the resolution of the General Meeting to issue Shares or to designate the authority to issue Shares to the Board is detrimental to the rights of holders of a specific class of Shares, the validity of such resolution of the General Meeting requires a prior or simultaneous approval by the group of holders of such class of Shares.

For a period of 5 years commencing on the date of completion of the Business Combination, the Board has been irrevocably authorized to limit or exclude pre-emptive rights in respect of Shares.

We are not obligated to and may not comply (but will then explain such non-compliance) with all the best practice provisions of the Dutch Corporate Governance Code. This may affect your rights as a shareholder.

We will be subject to the DGCG. The DCGC contains both principles and best practice provisions on corporate governance that regulate relations between the management board and the general meeting of shareholders and matters in respect of financial reporting, auditors, disclosure, compliance and enforcement standards. The DCGC is based on a “comply or explain” principle. Accordingly, companies are required to disclose in their annual reports (which are filed in the Netherlands) whether they comply with the provisions of the DCGC. If a company does not comply with those provisions (for example, because of a conflicting NYSE requirement), the company is required to give the reasons for such noncompliance. The DCGC applies to Dutch companies listed on a regulated Market in the EU or a comparable other system, such as the NYSE.

We acknowledge the importance of good corporate governance. However, we do not comply with all the provisions of the DCGC, to a large extent because such provisions conflict with or are inconsistent with the corporate governance rules of the NYSE and U.S. securities laws, or because we believe such provisions do not reflect customary practices of global companies listed on the NYSE. Any such noncompliance may affect your rights as a shareholder, and you may not have the same level of protection as a shareholder in a Dutch company that fully complies with the DCGC.

We are organized and existing under the laws of the Netherlands, and, as such, the rights of shareholders and the civil liability of our directors and executive officers will be governed in certain respects by the laws of the Netherlands. The ability of shareholders to bring actions or enforce judgments against us or our directors and executive officers may be limited. Claims of U.S. civil liabilities may not be enforceable against us.

We are organized and existing under the laws of the Netherlands, and, as such, the rights of our shareholders and the civil liability of our directors and executive officers are governed in certain respects by the laws of the Netherlands. The ability of our shareholders in certain countries other than the Netherlands to bring an action against us, our directors and executive officers may be limited under applicable law. In addition, substantially all of our assets are located outside the United States. As a result, it may not be possible for shareholders to effect service of process within the United States upon us or its directors and executive officers or to enforce judgments against us or them in U.S. courts, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States. In addition, it is not clear whether a Dutch court would impose civil liability on us or any of our directors and executive officers in an original action based solely upon the federal securities laws of the United States brought in a court of competent jurisdiction in the Netherlands.

As of the date of this Annual Report, the United States and the Netherlands do not have a treaty providing for the reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. Accordingly, a judgment rendered by any federal or state court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized and enforced by the competent Dutch courts. However, if a person has obtained a final and conclusive judgment for the payment of money rendered by a court in the United States that is enforceable in the United States and files a claim with the competent Dutch court, the Dutch court will generally give binding effect to such foreign judgment insofar as it finds that (i) the jurisdiction of the U.S. court has been based on a ground of jurisdiction that is generally acceptable according to international standards, (ii) the judgment by the U.S. court was rendered in legal proceedings that comply with the Dutch standards of proper administration of justice including sufficient safeguards (behoorlijke rechtspleging) and (iii) the judgment by the U.S. court is not incompatible with a decision rendered between the same parties by a Dutch court, or with a previous decision rendered between the same parties by a foreign court in a dispute that concerns the same subject and is based on the same cause, provided that the previous decision qualifies for acknowledgment in the Netherlands and except to the extent that the foreign judgment contravenes Dutch public policy (openbare orde).

Based on the lack of a treaty as described above, U.S. investors may not be able to enforce against us or our directors, representatives or certain experts named herein who are residents of the Netherlands or countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.

Under the Articles of Association, and certain other contractual arrangements between us and our directors, we indemnify and hold our directors harmless against all claims and suits brought against them, subject to limited exceptions. There is doubt, however, as to whether U.S. courts would enforce such indemnity provisions in an action brought against one of our Directors in the United States under U.S. securities laws.

Dutch, Spanish and European insolvency laws are substantially different from U.S. insolvency laws and may offer our shareholders less protection than they would have under U.S. insolvency laws.

Pursuant to European Regulation (EU) 2015/848 of the European Parliament and of the Council, of 20 May 2015, on insolvency proceedings, which forms part of both Dutch and Spanish insolvency laws, Spanish courts will have jurisdiction to entertain the main insolvency proceeding of a Dutch public limited liability company that, such as us, has its “center of main interest” located in Spain. If Spanish courts declare the opening of the main insolvency proceeding of a Dutch public limited liability company, Dutch courts will have to recognize such declaration and Spanish insolvency law will apply, subject to the exceptions set forth under the European Regulation (EU) 2015/848, as interpreted by the Court of Justice of the European Union. Dutch courts could have jurisdiction to try a non-main insolvency proceeding following our operations in The Netherlands. Depending on the status of the declaration on insolvency in Spain, the Dutch insolvency proceeding would be secondary or autonomous. Under Spanish law, substantive consolidation is exceptional. As a result, if we were declared insolvent, we would likely not consolidate our assets and liabilities, subject to the coordination of both insolvency proceedings and the rules established for insolvency proceedings of members of a group of companies under the European Regulation (EU) 2015/848.

Our tax residency might change if the tax residency of dual resident entities is, in the new Dutch-Spanish Tax Treaty, determined by way of reaching mutual agreement.

We intend to be managed and operate so as to be treated exclusively as a resident of Spain for tax purposes as from our date of incorporation, on the basis that we have our place of effective management in Spain. As a result of its incorporation under Dutch law, we will however also remain a tax resident of the Netherlands for Dutch corporate income tax and dividend withholding tax purposes and, thus, will be considered tax resident in both the Netherlands and Spain (i.e. a so-called ‘dual resident entity’). By virtue of the current convention between the government of the Kingdom of the Netherlands and the government of the Kingdom of Spain for the avoidance of double taxation with respect to taxes on income and on capital (the “Dutch-Spanish Tax Treaty”), in such case we will be considered a resident for purposes of the Dutch-Spanish Tax Treaty in the country where we are effectively managed. As noted above, we expect to have our tax residency since our incorporation (and to maintain it afterwards) in Spain. The Dutch-Spanish Tax Treaty is currently being renegotiated and may include a provision pursuant to which the tax residency of dual resident entities is determined by way of the Netherlands and Spain reaching mutual agreement, in line with the criterion applied in the OECD-sponsored Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (“MLI”). The current Dutch-Spanish Tax Treaty is not a “Covered Tax Agreement” (as defined under the MLI) and it is therefore uncertain whether the Dutch and Spanish Tax Authorities may favor such an approach under the new Dutch-Spanish Tax Treaty. Such outcome can nevertheless not be ruled out. In such case, the competent authorities of the Netherlands and Spain would endeavor to determine by mutual agreement the sole tax residency of us. During the period in which a mutual agreement between both states is absent, we may not be entitled to any relief or exemption from tax provided by the new Dutch-Spanish Tax Treaty. During such period, there would also be a risk that both Spain and the Netherlands would levy dividend withholding tax on distributions by us, in addition to the risk of double taxation on our profits.

Both Spanish and Dutch dividend withholding tax may have to be withheld in case of distributions to unidentified our shareholders.

As noted above under “—Risks Related to Class A Shares –we do not expect to pay any dividends in the foreseeable future,” we do not expect to distribute dividends in the foreseeable future. However, should that happen, the Netherlands will not - regardless of the fact that we are intended to be a tax resident of Spain on the grounds of its place of effective management - be prevented from levying Dutch dividend withholding tax if we distribute profits to Dutch resident shareholders and to non-Dutch resident shareholders that have a permanent establishment in the Netherlands to which their respective shareholding is attributable. In order to avoid levying Dutch dividend withholding tax on such future dividend distributions, we may set up procedures to identify its shareholders, in order to assess whether there are our Shareholders in respect of which Dutch dividend withholding tax may have to be withheld. If the identification cannot be made upon the payment of a distribution, both Spanish and Dutch dividend withholding tax may have to be withheld on payments made to our shareholders that fail to provide us, on a timely basis, with the information that may be required in order to prevent the applicability of Dutch dividend withholding taxes. Likewise, there is no guarantee that the procedure that we may put in place to identify its shareholders (which shall be required in order to assess the applicability of both Spanish and Dutch withholding taxes) will be fully effective.

Risks Related to U.S. Federal Income Taxation

If we are a passive foreign investment company for United States federal income tax purposes for any taxable year, U.S. holders of Class A Shares or Warrants could be subject to adverse United States federal income tax consequences.

If we are or become a “passive foreign investment company,” or a PFIC, within the meaning of Section 1297 of the Code for any taxable year during which a U.S. holder holds Class A Shares or Public Warrants, certain adverse U.S. federal income tax consequences may apply to such U.S. holder. A non-U.S. corporation, such as us, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year in which, after applying certain look-through rules, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. We do not believe that we will be treated as a PFIC for our current taxable year and do not expect to become one in the future. However, PFIC status depends on the composition of a company’s income and assets and the fair market value of its assets from time to time, as well as on the application of complex statutory and regulatory rules that are subject to potentially varying or changing interpretations.

If we are treated as a PFIC for any taxable year, a U.S. holder of Class A Shares or Warrants may be subject to adverse U.S. federal income tax consequences, such as taxation at the highest tax rate in effect (for individuals or corporations, as appropriate) on capital gains and on certain actual or deemed distributions, interest charges on certain taxes treated as deferred, and additional reporting requirements. Please refer to Item 10, “Additional Information – E. Taxation.” U.S. holders of Class A Shares and Warrants should consult with their tax advisors regarding the potential application of these rules.

Item 4. Information on the Company

A.	History and Development of the Company

Corporate Information

Wall Box Chargers, S.L. was incorporated as a Spanish limited liability company (sociedad limitada) on May 22, 2015. Wallbox B.V. was incorporated as a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) on June 7, 2021 solely for the purpose of effectuating the Business Combination..

On October 1, 2021 we closed the Business Combination pursuant to the Business Combination Agreement, dated as of June 9, 2021, as amended, by and among Wallbox B.V., Merger Sub, Kensington and Wallbox Chargers S.L. In connection with the closing of the Business Combination, we converted into a Dutch public limited liability company (naamloze vennootschap) and changed our legal name to Wallbox N.V. Our commercial name is “Wallbox.” In October 2021, we listed our shares and warrants on NYSE under the symbol “WBX” and “WBX.WS” respectively.

We are registered in the Commercial Register of the Netherlands Chamber of Commerce (Kamer van Koophandel) under number 83012559. Our official seat (statutaire zetel) is in Amsterdam, the Netherlands and the mailing and business address of our principal executive office is Carrer del Foc 68, 08038 Barcelona, Spain. Our telephone number is +34 930 181 668. Our agent for service of process in the United States is:

Wallbox USA Inc.

800 W. El Camino Real, Suite 180

Mountain View, CA 94040

Our website address is www.Wallbox.com. We may use our website as a means of disclosing material non-public information. Such disclosures will be included on our website in the “Investor Relations” section or at investors.wallbox.com. Accordingly, investors should monitor such sections of our website, in addition to following our press releases, SEC filings and public conference calls and webcasts. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report and is not incorporated by reference herein. We have included our website address in the Annual Report solely for informational purposes. Our SEC filings are available to you on the SEC’s website at http://www.sec.gov. This site contains reports and other information regarding issuers that file electronically with the SEC. The information on that website is not part of this Annual Report and is not incorporated by reference herein.

For a discussion of our principal capital expenditures and divestitures, refer to Item 5, “Operating and Financial Review and Prospects — B. Liquidity and Capital Resources,” Item 4. “Information on the Company — D. Property, Plant and Equipment” and Note 8, “Property, Plant and Equipment,” included within our consolidated financial statements included elsewhere in this Annual Report.

B.	Business Overview

Overview

We believe we are a global leader in smart electric vehicle charging and energy management. Founded in 2015, we create smart charging systems that combine innovative technology with outstanding design and that manage the communication between user, vehicle, grid, building and charger.

Our mission is to facilitate the adoption of electric vehicles today to make more sustainable use of energy tomorrow. By designing, manufacturing, and distributing charging solutions for residential, business, and public use, we intend to lay the infrastructure required to meet the demands of mass electric vehicle (“EV”) ownership everywhere. We believe our customer-centric approach to our holistic hardware, software, installation and service offering allows us to solve existing barriers to EV adoption as well as anticipate potential future opportunities. We are committed to creating solutions that will not only allow for faster, simpler EV charging but that will also change the way the world uses energy. In our pursuit to accomplish this vision, the Company has acquired four private businesses to date:

1.

Intelligent Solutions (Acquired in February 2020): We believe Intelligent Solutions is one of the largest distributors of intelligent charging solutions in Northern Europe, with an extensive partner network of car dealers, installers, and utility companies in Norway, Sweden, Finland, and Denmark. Headquartered in Stavanger, Norway, Intelligent Solutions offers a variety of services from hardware to installation service and technical support. We believe this acquisition was a key component in our strategy to expand our business in Northern Europe. On August 13, 2021, we exercised our option to acquire the remaining 33.334% interest in Wallbox AS, which was formerly called Intelligent Solutions AS.

2.

Electromaps (Acquired in September 2020): We believe Electromaps is a leading digital platform for accessing free and paid for electric charging points in southern Europe. The app provides its 390,000+ registered users access to the charging points and ability to make payments directly from their mobile phone, unifying the entire charging infrastructure and improving the electric vehicle driving experience. Through this acquisition, we took our first step into the public electric charging space and plan to continue to foster innovation on the Electromaps platform. On July 27, 2022, we exercised our option to acquire the remaining 49% of share capital of Electromaps.

3.

ARES (Acquired in July 2022): ARES is an innovative provider of printed circuit boards and through its acquisition, we expanded our design and manufacturing capabilities and believe this acquisition will increase our innovation cycle time and improve our supply chain resilience.

4.

COIL (Acquired in August 2022): COIL is a leading EV charging installer serving the U.S. market, enabling in-house installation and maintenance solutions for commercial, public and residential charging applications, expanding our addressable market into a large and growing segment.

Our smart charging product portfolio includes Level 2 alternating current (“AC”) chargers (“Pulsar Plus,” Pulsar Max “Commander 2” and “Copper SB”) for home and business applications, and direct current (“DC”) fast chargers (“Supernova” and “Hypernova”) for public applications. We also offer the world’s first bi-directional DC charger for the home (“Quasar”), which allows users to both charge their electric vehicle and use the energy from the car’s battery to power their home or business, or send stored energy back to the grid. Our proprietary residential and business software “myWallbox” gives users and charge point owners complete control over their private charging and energy management activities. Meanwhile, our dedicated semi-public and public charging software platform, “Electromaps” enables drivers to locate and transact with all public charging stations registered to its brand-agnostic charger database and also allows charge point operators to manage their public charging stations at scale.

As of December 31, 2022, we had offices across four continents and sold over 420,000 units across 113 countries. Our products are currently manufactured in Spain, China, and the U.S., where we opened our first manufacturing facility in Arlington, Texas in October 2022. We remain committed to increasing our worldwide presence and believe the EV market will continue to grow as more countries commit government funds towards climate investments with the aim of reducing CO2 emissions. We believe these regulatory support packages, including the NEVI and Inflation Reduction Act programs in the United States and the European Green Deal will accelerate EV adoption significantly.

Through our vertically-integrated model, we keep development cycles short, enabling an accelerated time to market. Furthermore, we expect our compliance with complex certification requirements paired with our focus on engineering excellence will power our rapid growth as the global supplier of first-class charging products.

Segments

Management determined that we have three reportable operating segments: (i) Europe-Middle East Asia (EMEA), (ii) North America (NORAM), and (iii) Asia-Pacific (APAC) given our organizational structure and the manner in which our business is reviewed and managed. Our reportable operating segments reflect the principal geographies for our commercial activities around the world, and how we are allocating resources and evaluating operating performance. Refer to Item 5, “Operating and Financial Review and Prospects – A. Operating Results – Operating Results by Segment” and Note 7, “Operating Segments,” to our consolidated financial statements included elsewhere in this Annual Report for additional information about these segments.

The Wallbox Model

Since its inception, we have been progressively building a charging solutions ecosystem, enabling users worldwide to seamlessly manage their energy needs through a combination of hardware, software, and services. During this journey, we have been closely following the EV user and catering to their needs.

The first phase of this journey started in 2016 with the launching of the Pulsar and Commander AC chargers. Our founders analyzed the EV charging market and saw an unserved demand for compact, smart, and efficient residential charging products, based on an estimated 70% charging happening at home. After providing the residential market with these innovative AC chargers, we launched our complementary software, myWallbox, which enabled users to monitor in real time their EV charging utilization and status, and program the charger to charge during off-peak hours enabling compelling cost savings.

In 2019, as EV’s started to become widely adopted and the demand for parking spaces with EV-charging solutions increased, we added the Copper charger to our AC charging portfolio and launched a second generation of our Pulsar and Commander chargers. This new generation of semi-public chargers included multi-user capabilities for fleets, offices, and condominiums, including: local load balancing, power sharing, security-locking and payment options for monthly individual invoices, among others.

Also in 2019, we launched its first DC bidirectional charger, Quasar. Quasar enables users to make flexible use of the energy saved in the battery and discharge the EV battery during peak hours when energy costs are high, sell it back to the grid where regulations allow or discharge the energy stored in their vehicle to power their home during blackouts. Moreover, Quasar allows EV owners producing solar or other renewable energy to store that clean energy in their vehicle, when not being fully utilized by the home. Quasar is a compact, affordable and easy-to-use product that is revolutionizing home charging and energy management. In January 2022, we introduced Quasar 2, our newest bi-directional DC charger specifically intended for the US and European markets and compliant with Combined Charging System (“CCS”) standards. CCS standards are most common in European and American branded cars, whereas Quasar 1 leveraged ChaDeMo charging systems, most used in Asian branded vehicles.

We believe the demand for public charging will continue to grow with the overall EV market. As EVs become cheaper and therefore penetrate a broader customer demographic, including those who are less likely to own a private parking space, the need for public charging facilities will be further heightened. We aim to address this demand through the commercialization of our first DC fast charger for public use, Supernova. Supernova, which we first introduced in late 2020, is a DC fast charger to be used in semi-public and public environments. The first generation version is designed to be able to charge at speeds of 60 kW and the second generation version is able to charge at speeds of 150 kW. Supernova offers an internal design intended to make it light and easy to install by integrating multiple elements of our bidirectional charger Quasar, including our innovative power electronics modules.

Expanding its product portfolio for the DC fast charging space, we announced our newest product, Hypernova at the IAA Mobility fair in 2021. Hypernova is designed to deliver up to 400 kW that allows it to fully charge an electric car in the time it takes to make a rest stop and make it substantially faster than most other ultrafast chargers on the market. It also employs advanced software that allows it to optimize available power and adapt to the number of EVs connected, making it an ideal option for public charging along highways and national road networks.

Our offering of public charging solutions is complemented through Electromaps, an online platform that enables users to find publicly available charging ports and pay for its use. The data obtained through this platform is highly valuable given it allows us to monitor public charging trends and analyze opportunities for the future deployment of Supernova.

Since 2015, we have been enhancing our hardware and software ecosystem, providing the EV charger user a full suite of EV charging solutions and energy management solutions, catalyzing the EV adoption and sustainable energy use. During these last 6 years, we have based our user-centric business model on the following five key pillars:

1.	Make charging technology simple: Our goal is to make every person feel confident and comfortable using a Wallbox product; therefore, even our most advanced technology is easy to use.

2.

Smart solutions: From embedded intelligence that balances the energy use between customer’s car and home, to breakthroughs in vehicle-to-grid (“V2G”) and vehicle-to-home (“V2H”) energy management, our products bring together the best in EV charging technology.

3.	Innovative technology: Innovation is at our core, focusing not just on customers’ needs today, but their needs in the future.

4.

Design-centric solutions: We believes that design is a necessity, not a luxury. A well-designed product makes for a better experience, and this is what we strive for across our entire product portfolio.

5.	Highly compatible charging solutions: Our equipment is compatible with all hybrid and electric car manufacturers across the globe, and we sell our products in countries across six continents.

This business model materializes into revenues through the: (i) sale of hardware (chargers & accessories); (ii) hardware installation services; and (iii) software services (subscription fees from businesses and fleets through myWallbox and commissions obtained from every charging transaction carried out through Electromaps).

Portfolio

We offer a broad range of EV charging hardware, software, and services to users in the home, business and public domains. All Wallbox chargers integrate out-of-the-box intelligent software features, which we believe positions us as one of the smartest and most user-friendly solutions on the market. Our software platforms myWallbox and Electromaps allow users to seamlessly manage their energy and make EV charging a seamless, simple experience.

•	Home & Business

•	EV Charging Hardware:

•

Pulsar Plus & Pulsar Max: AC smart charger for home or multi-family residence with a charging capacity of up to 22 kW. Its key characteristics include Wi-Fi and Bluetooth connectivity, the smart features available on the myWallbox app, and compatibility with OCPP communication protocols.

•

Commander 2S: AC smart charger for fleets and businesses with a 7-inch touchscreen display that provides a personalized and secure user interface for multiple users. It has up to 22 kW of charging capacity and allows user access through the use of password protection, RFID cards or the myWallbox app. Commander 2 key characteristics include 4G, WiFi, Ethernet and Bluetooth connectivity, the smart features available on the myWallbox app, and compatibility with OCPP communication protocols.

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

•

Quasar 1 & 2: DC bi-directional charger for home-use that allows users to charge and discharge their electric vehicle, enabling them to use their car battery to power their home or sell energy back to the grid. Its V2H (vehicle-to-home) and V2G (vehicle-to-grid) functionalities turn the EV into a powerful energy source. Quasar 1 has a charging capacity of up to 7,4 kW and a CHAdeMO charging cable. Its key characteristics include facial recognition and gesture control, 4G, Wi-Fi, Ethernet and Bluetooth connectivity, and the smart features available on the myWallbox app. In 2022, we introduced Quasar 2, our newest bi-directional DC charger specifically intended for the US and European markets and compliant with CCS standards.

•	EV Charging Software

•

The myWallbox platform: A cloud based software designed to provide smart management of our chargers in Residential and Business parking settings such as workplaces, fleets and semi-public parking lots. The myWallbox app and portal include a range of management features available for all of our clients. It allows remote control and over the air updates for continuous improvement and maintenance of Wallbox chargers. The myWallbox key functionalities include:

•	Manage charging status and information from smart devices

•	Real-time status, notifications and statistics of our chargers

•	Remote locking and unlocking our chargers on the myWallbox app

•	Manage multiple users and chargers using the myWallbox portal

•	Accessing an integrated payment system to manage charging fees

•	Accessing a range of intelligent energy management features such as:

•	Schedules that take advantage of off-peak utility rates

•	Power Sharing, that allows connecting multiple chargers to the same electrical circuit and balances the power distribution based on each vehicle’s need for power

•

Dynamic Power Sharing, that measures the live energy usage at home or in the building and automatically adjusts the charge to all connected EVs in harmony with the local grid’s capacity, avoiding blackouts and costly energy bills.

•	Public

•	EV Charging Hardware

•

Supernova: DC fast charger equipment designed for public use provides 60 to 150 kW of charging capacity, providing drivers more than 150 miles of range in 15 min. Offering a charging experience in the segment for up to half the total cost of ownership of its competitors, Supernova was created to satisfy both EV drivers and charge point operators. Due to its innovative modular design, using six Quasar power modules, has shown to be more reliable and efficient, yet significantly lighter than other comparable public chargers, making it easier to transport, install and maintain. A wide array of sensors, real-time data and round-the-clock connectivity can allow for efficient remote and on-site maintenance, reducing costs and simplifying planning and operations. Equipped with CCS & CHAdeMO charging cables, OCPP compatibility and over-the-air software updates, Supernova can easily integrate to any existing charging network and charge any present and future electric vehicle. Supernova offers drivers a seamless charging experience through its interactive lighting system, 10 inch Touchscreen, RFID reader, multiple payment options and wheelchair accessibility. Chargepoint operators can also leverage a custom branding program, wrapping the chargers in their unique logos and color palettes.

•

Hypernova: Hypernova delivers up to 400 kW that allows it to fully charge an electric car in under 15 minutes, or the approximate time it takes to make a rest stop. It also employs advanced software that allows it to optimize available power and adapt to the number of EVs connected, making it ideal for public charging along highways and transcontinental road networks. Hypernova’s integrated cable management system provides for easy handling and stores the cables inside the dispenser unit, maximizing durability and helping to protect and keep the installation clean. It also offers several authentication and payment options, including RFID, screen QR Code and credit card reader accepted worldwide.

Supernova	Hypernova

•	EV Charging Software

•

Electromaps: Hardware-agnostic e-mobility service provider (eMSP) and charger management software with more than 390,000 users which are connected to more than 244,000 as of December 31, 2022 charge points worldwide and enables users to find publicly available charging ports. In addition, we have established partnerships in Europe with operators of charging points that allow users to pay for their charging directly via Electromaps. We intend to extend these relationships with charging operators outside of Europe and enable this payment feature globally.

•	Building Energy Management Software

•

Sirius is an energy management solution that is designed to seamlessly integrate the electric grid with solar, on-site batteries and other renewable energy sources. Sirius is capable of managing various energy sources and can automatically choose the greenest or cheapest one available to meet the building’s demand, as well as storing energy surpluses in EVs or battery walls plugged to the system. With its automated intelligence, Sirius is designed to increase a building’s renewable energy consumption significantly. It is also designed to help solve one of the biggest challenges of large-scale use of most green energy sources: its weather-dependent availability, which often results in supply/demand imbalances and consumption inefficiencies.

•

Sirius is creating savings and reduce the carbon emissions impact from our Headquarters in Barcelona. In August of 2022, we more than doubled the number of solar panels, from 140 kWp to 360kWp, representing close to 3.000 square meters. Sirius increased the percentage of the building’s renewable energy consumption despite increased consumption due to added space and new facilities. During 2022, 26% of the total energy consumed in our Headquarters (974 MWh) was generated on-site. Moreover, Sirius managed to store, and use afterwards, +98% of solar energy produced due to Quasar, our bidirectional chargers that allow Sirius to store energy on our fleet of 23 Nissan leaf cars (1,426kWh of storage), and the 560kWh stationary battery available on-site. Because Sirius’ intelligence selects the best time to charge from the grid (i.e. when cheaper) or when to use stored solar energy, the system saved approximately +40% of the annual energy bill.

•	Upgrades & Accessories

•	We provide upgrade options that combine the myWallbox platform different subscription plans with our energy meters and accessories, enabling advanced energy management features and seamless charges:

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

•	Services

•	We offer necessary services intended to provide tailored end-to-end solutions:

•

Installation: The certified partners of our installer network, receive training from a team of professional engineers. The in-depth acquired knowledge of our products ensure installations according to local governmental and industrial standards. This also allows us to sell charger and installation bundles through its ecommerce website and on 3rd party marketplaces like Amazon. We charge a percentage of the total installation cost to the installer for providing any business opportunity.

•	Maintenance: Our maintenance plans include any preventive and corrective support necessary to maximize charging network uptime.

•

Charging network management: Our Charge Point Operators manage the provided charging networks, making sure every charger is operative and providing support and assistance on any charging related doubt or potential issue.

Manufacturing and Sources and Availability of Raw Materials

We design and manufacture our products in-house across our factories located in Catalonia, Spain (Sant Andreu de la Barca) and Suzhou, China (Wallbox FAWSN). In addition, we opened our third factory in Barcelona, Spain (Zona Franca) in December 2021. We opened a factory in the U.S. in Arlington, Texas in October 2022 to service the North American EV charging market. All chargers manufactured in our facilities are certified to be sold across North America, Europe, Latin America and the APAC region.

We source our components and raw materials through a global supply chain, with a majority of the sources currently based in Europe. The components and raw materials needed for our products are impacted by supply constraints, which can result in pressure to increase prices. We look to mitigate these impacts by placing orders in advance with the objective of avoiding material price increases. We also look to our in-house engineering and validations team to integrate both existing and new suppliers, provide in-house testing and end-of-line validation capabilities, which we believe helps us adapt when there are unexpected market changes and shortages and address the lack of critical components like microchips or lithium. We also work to negotiate preferred vendor status with suppliers of critical components so that we are provided the volume we need. We also incentivize cost reduction and engineering initiatives that allow us to reduce the cost of our hardware, offsetting external variable costs including raw materials and freight.

Customers and Strategic Partnerships

We have established and maintained strong long-term relationships with a broad range of partners in order to broaden our sales channels across a wide range of customers and geographies. Some of the key types of partners we seek to work with include automotive manufacturers, utility companies, distributors, resellers, installers, enterprises, and eCommerce companies. Some of the key clients we have previously worked with include automotive OEMs and dealerships, energy companies, value-added distributors and resellers, installers, enterprises, and e-commerce.

Of these companies, in the year ended December 31, 2022, approximately 37.5% of our revenues come from automotive manufacturers and utility companies, such as Nissan, Hyundai, and Mercedes, and Iberdrola, Electricity Generating Authority of Thailand (“EGAT”), Électricité de France (EDF), and Ente Nazionale Idrocarburi (ENI). We have a longstanding partnership with Iberdrola, a large multinational electric utility and our largest institutional investor. In July 2020, Iberdrola entered into a non-binding letter of intent with us expressing its interest in purchasing 6,500 Supernova chargers through 2022. During 2022, Iberdrola expressed an interest in increasing their order from 6,500 Supernovas to 10,000 public chargers, adding our ultra-fast powered charger Hypernova. For a description of the non-binding letter of intent, please refer to Item 7, “Major Shareholders and Related Party Transactions – Related Party Transactions.” We intend to leverage our partnership with Iberdrola to assist with global expansion and accelerate the market entrance of our Supernova product.

Roughly 57% of our sales during the year ended December 31, 2022 were due to distributors, resellers, and installers such as Uber, Sunpower, MediaMarkt, Ingram Micro, Crowd Charge, City Electric Supply, and Saltoki. The remaining 5.5% of sales during 2022 were from direct sales, split almost evenly between sales to enterprises and e-commerce sales made directly through our website or via Amazon, where we achieved the distinction of number one bestseller and “Amazon’s Choice” in the US for its category, just three months after launch.

Go-to-Market Strategy

Our product focus follows the user. Given that more than 70% of EV charging happens at home, we predominantly focus on home and business solutions, but starting in the first quarter of 2022 sold our first units of Supernova for public charging.

One of the many ways in which we differentiates ourselves in the EV charging market is the consumer-focused approach of its product offering. Unlike many of the more traditional industrial-centric EV charging products, we place a particular focus on compact and appealing product designs and ease-of-use for the customers across their whole product experience - from purchase - to installation - to usage.

We sell our EV charging solutions through various channels. The most logical point of sale of a charger is at automotive OEMs and utility companies. We have built and maintained an ecosystem of partner channels including, installers, resellers and value-add distributors. Additionally, we also sell directly to enterprises and end consumers through e-commerce sales.

We offer customer purchasing experience across all our channels:

•	Own channels - Customers can purchase the charger and installation as a bundle with delivery within 48 hours. Customers can also pay in installments.

•

Partner channels - We provide marketing materials, training and support to our partners to improve sales. Through Wallbox Academy, we offer training and educational materials to installers to improve sales performance.

Home & Business Go-to-Market Strategy:

We sell EV charging solutions in over 113 countries as of December 31, 2022 and have successfully penetrated several markets that previously had limited EV charging presence.

We intend to enter new markets through partnering with local companies that offer geography specific knowledge, strong installation and charge point operations (CPO) capabilities, and relationships with potential future clients. By leveraging the partner’s local expertise combined with our differentiated solution, we pursue various customers, such as, national utilities, OEMs, auto dealerships, and importers. This enables us to build out a network of installation partners, value-add resellers and distributors in the region. We accelerate growth in each region through qualified leads, channel marketing and advertising, installation and commercial training. After achieving scale in the market we then establish field offices and continue to seek other B2B opportunities for further expansion.

Public Go-To-Market Strategy:

We began the roll-out of our first public charger, Supernova, in the first half of 2022 and intend to expand this growth through a two-phase approach:

•

Partnerships with utilities and local distributors: Given that public chargers will be directly connected to the public grid, we intend to develop strategic agreements with local utilities and their corresponding distributors to carry out the installation of the Supernova. We have already made significant progress on this phase, having signed non-binding letters of intent to collaborate with some of the world’s biggest utility companies such as Iberdrola, EGAT, COPEC, NKM, ENI and JET Charge.

•

Building a sales network: The second phase of the Supernova roll-out comprises the development of a set of commercial agreements with trusted partners that might be interested in acquiring the Supernova to deliver a fast-charging solution to either their fleets (e.g. a supermarket which has EVs for their delivery service), or for their customers (e.g. a shopping mall that wants to provide users with the ability to charge their parked car while shopping). We will leverage our already existing commercial agreements on Home & Business chargers to offer these enterprises our new public fast charging solution, Supernova.

Competition

We have approached the market with a differentiated, user-focused philosophy: we started our journey within the home segment, built out a strong and compelling brand, and subsequently added the business and public segments to its product portfolio, empowering users everywhere they go. With only a very few companies operating globally, we believe we have a competitive position to support the EV driver on the full spectrum of EV charging. We own the entire process in-house - from design to assembly to certification - allowing us to adapt and respond quickly with a product that fits different customer needs across borders and on a global scale. With our product portfolio of smart charging solutions for residential and work use and fast DC chargers and eMSP solution, we believe we are poised to be a leader in the industry.

Europe

The European EV charging market is characterized as fragmented. There are many small and local players, with only a limited number of parties having sufficient scale and funding to be competitive in the long term. The European market is important as it is expected to grow rapidly, following leading European markets such as Norway and the Netherlands. Even though there are many local parties with a solution for public charging, we believe we offer more stylish, compact, lighter, and feature-rich products, which is appealing for residential charging and caters to the entire continent. In addition to the superior charging solutions and important energy management capabilities, we believe we are well-positioned in Europe with local offices in several countries complemented by a European-wide partnership with installers, OEMs, and distributors.

North America

Although the North American market is still in development from an EV penetration perspective, it is an important market for us to position ourselves early. Namely, as one of the largest automobile markets globally, we believe the North American market has a significant sales volume potential. Especially due to the strong government incentives currently in place, EV sales are expected to increase rapidly. From a competitive perspective, the North American market has high barriers to entry due to strict certification and validation requirements. Therefore, this market differs from Europe as the market is less fragmented with only a few large players: a dynamic that we see as ripe for disruption. With its residential offering, we believe we are well-positioned to gain market share as we can capitalize well on the consumer-driven characteristics of this market. Also, We opened a manufacturing facility in October 2022 to produce and distribute Pulsar Plus and Hypernova chargers to the North American market.

APAC

The APAC market continues to be one of the leading EV charging markets in the coming years. China is currently, by far, the market leader in public charging in terms of the number of public charge points installed. Yet, similar to the European market, the rest of APAC market can be characterized as a highly fragmented market with less than a handful of players that have gained significant scale in the industry. From a technology and pricing perspective, the EV charging solutions are cost-competitive as they can be manufactured at a lower cost point. However, the charge points in the APAC region tend to have inferior technology in terms of quality, functionalities, and capabilities. With our innovative, advanced, smart, and seamlessly connected EV charging solution technology with easy-to-use functionalities and embedded software, we has developed a differentiated solution for the APAC market. In addition, we have bolstered our position with an office in Shanghai covering China and APAC regions and a joint venture with Fawsn New Energy Vehicle Charging Technology (Suzhou) Co., Ltd. (the “Joint Venture”), one of the largest auto OEMs globally.

Competitive Strengths

Strong global brand

We have built a brand by taking a very consumer centric approach. We do not white label our products, which we believe allows us to maintain attractive margins and create a recognizable brand. Our award winning product portfolio is third-party validated by highly regarded international trade organizations, including Winner of Reddot Product Award (2022), Winner of iF Design Product Award (2022), Winner of Good Design (2021), Best of CES (2020), and Fast World Changing Ideas finalist (2020) amongst others.

Large global total addressable market

We believe the EV market is at an inflection point and is experiencing substantial growth. Mass EV adoption translates to significant charging infrastructure growth. The charging network needs to grow to over 340 million chargers across all locations to support EV adoption by 2040, according to the 2022 version of the BNEF Electric Vehicle Outlook. This total is dominated by home chargers, which are expected to reach 297 million in this time period and account for 88% of the total network. In addition to these it is projected that there would be 25 million public chargers, 13 million workplace chargers and 4 million bus and truck chargers required. Over $1 trillion of cumulative investment would be needed in the network to install all of these chargers. We believe we are positioned to capture and control a large share of this market by leveraging smart charging technology to enable mass EV adoption, fast time to market and robust supply chain to meet demand, global operations and local certifications.

Full-service technology provider

We have a full suite of EV charging solutions spanning proprietary hardware, software, and services for domestic, business and public charging. Our enterprise grade software platform seamlessly connects across all of the chargers. As of December 31, 2022, through myWallbox and Electromaps, we have managed over 29 million charging sessions and over 412 GWh charged. Additionally, we believe we offer the most innovative features on the market, such as Bluetooth, PV match, gesture control, facial recognition, V2H/V2G, which allows us to maintain high margins.

Powerful business model

We have consistently achieved over 100% revenue growth rates year over year due to our scalable business model and ability to successfully implement our sales strategy into new geographies. Our in-house design and manufacturing capability enables us to have very fast development cycles, adapt to the ever-changing global supply chain and never run out of stock. In-house certification allows us to expand to new countries and adapt to new local requirements.

Truly global business with strong blue-chip customers

We serve a variety of customers and has established channel distribution in more than 113 countries as of December 31, 2022. Customers include automotive manufacturers, utility companies, resellers, distributors and installers. We also sells direct to consumers via enterprise or e-commerce sales through its website or via Amazon.

Uniquely positioned at the intersection of energy and mobility markets

EV owners typically double their home’s energy consumption through charging. We believe our embedded software across our products enables customers to control charging and manage energy. For example, our DC bi-directional charger for the home, Quasar, allows the battery of an EV to discharge the energy stored in the vehicle and power a home for up to five days. Quasar also allows EV owners producing renewable energy to store the energy in their vehicles when not fully utilized by their home.

Founder-led company, experienced management team and high-profile investors

We are led by a management team with expertise across technology, energy, industrial and financial organizations. As of December 31, 2022, we had a team of over 1,250 individuals, which consisted of mostly software and hardware engineers and a global salesforce. Since the Company’s founding in 2015, we have been able to demonstrate our capabilities in expanding the EV charging business in Europe, North America and Asia. We are backed by global leading strategic and financial investors, including Iberdrola.

Growth Strategies

We believe our scalable business model will enable us to continue to outperform the growth of the broader EV charging market. We intend to achieve this growth by focusing on the following strategies:

Continue our global expansion: We intend to continue to expand beyond the more than 113 countries (as of December 31, 2022) where we currently sell locally-certified products by increasing our presence in the core EV markets, and penetrating rapidly developing markets such as APAC and Eastern Europe.

Launch new technologies: We plan to continue to update our product portfolio to include the latest and energy efficient technology—as we have done with the Pulsar Plus and Pulsar Max (upgrades from Pulsar) and Commander 2 (an upgrade from Commander). Additionally, we expect to launch complimentary energy management software features and innovative hardware products, such as ultra-fast powered (400kW) chargers.

Provide all-in-one energy solutions with the charger at the center: Our goal is to unlock the full potential of every EV. There are already several countries (UK, Australia, Germany, amongst others) where we have established partnerships with utilities and energy distributors. These partnerships enable users to connect directly to the grid, “vehicle-to-grid” (V2G), allowing them to sell their excess energy. V2G connectivity gives rise to a broad set of energy functionalities that we expect to launch to redefine the future of charging; energy technology will only get smarter, and we intend to spearhead this movement.

Seasonality

For a description of our business seasonality, please refer to Item 5, “Operating and Financial Review and Prospects.”

Intellectual Property

We rely on a combination of patent, trademark, copyright, unfair competition and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish, maintain and protect our proprietary rights. Our success depends in part upon our ability to obtain and maintain proprietary protection for our products, technology and know-how, to operate without infringing the proprietary rights of others, and to prevent others from infringing our proprietary rights.

As of December 31, 2022, we have one (1) granted design patent in the U.S.A. and we have two (2) pending international patent applications in the national phase. We continue to regularly assess opportunities for seeking patent protection for those aspects of our technology, designs and methodologies that we believe provide a meaningful competitive advantage.

We intend to continue to regularly assess opportunities for seeking patent protection for those aspects of its technology, designs and methodologies that we believe provide a meaningful competitive advantage. If we are unable to do so, our ability to protect our intellectual property or prevent others from infringing our proprietary rights may be impaired.

Government Regulation

Product Certifications

Throughout the world, electrical appliances are subject to various mandatory and voluntary standards, including requirements in some jurisdictions, including the United States, that products be listed by Underwriters’ Laboratories, Inc. (“UL”) or other similar recognized laboratories. In the United States, we are required to undergo certification and testing of compliance with UL standards, as well as other national and industry specific standards. We endeavor to have our products designed to meet the certification requirements of, and to be certified in, each of the jurisdictions in which they are sold. We provide many of our certifications in-house depending on the local requirements; although, the requirements for certification vary from jurisdiction to jurisdiction and may require third party certifications in certain jurisdictions.

CPSC

As a marketer and distributor of consumer products, we are subject to the Consumer Products Safety Act and the Federal Hazardous Substances Act, which empower the U.S. Consumer Product Safety Commission (“CPSC”) to seek to exclude products that are found to be unsafe or hazardous from the market. Under certain circumstances, the CPSC could require us to repair, replace or refund the purchase price of one or more of our products, or we may voluntarily do so.

OSHA

We are subject to the Occupational Safety and Health Act of 1970, as amended (“OSHA”). OSHA establishes certain employer responsibilities, including maintenance of a workplace free of recognized hazards likely to cause death or serious injury, compliance with standards promulgated by the Occupational Safety and Health Administration and various record keeping, disclosure and procedural requirements. Various standards, including standards for notices of hazards, safety in excavation and demolition work and the handling of asbestos, may apply to our operations.

NEMA

The National Electrical Manufacturers Association (“NEMA”) is the association of electrical equipment and medical imaging manufacturers. NEMA provides a forum for the development of technical standards that are in the best interests of the industry and users, advocacy of industry policies on legislative and regulatory matters, and collection, analysis, and dissemination of industry data.

Waste Handling and Disposal

We generally do not manufacture the components of our charging products. Rather, our employees and contractors engage in assembly of charging products at our facilities primarily using components manufactured by OEMs. Nonetheless, we may be subject to laws and regulations regarding the handling and disposal of hazardous substances and solid wastes, including electronic wastes and batteries. These laws generally regulate the generation, storage, treatment, transportation and disposal of solid and hazardous waste, and may impose strict, joint and several liability for the investigation and remediation of areas where hazardous substances may have been released or disposed of. For instance, CERCLA, also known as the Superfund law, in the United States and comparable state laws impose liability, without regard to fault or the legality of the original conduct, on certain classes of persons that contributed to the release of a hazardous substance into the environment. These persons include current and prior owners or operators of the site where the release occurred as well as companies that disposed of or arranged for the disposal of hazardous substances found at the site. Under CERCLA, these persons may be subject to joint and several strict liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. CERCLA also authorizes the EPA and, in some instances, third parties to act in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur. We may handle hazardous substances within the meaning of CERCLA, or similar state statutes, in the course of ordinary operations and, as a result, may be jointly and severally liable under CERCLA for all or part of the costs required to clean up sites at which these hazardous substances have been released into the environment.

We also generate solid wastes, which may include hazardous wastes that are subject to the requirements of the Resource Conservation and Recovery Act (“RCRA”) and comparable state statutes. While RCRA regulates both solid and hazardous wastes, it imposes strict requirements on the generation, storage, treatment, transportation and disposal of hazardous wastes. Certain components of our products are excluded from RCRA’s hazardous waste regulations, provided certain requirements are met. However, if these components do not meet all of the established requirements for the exclusion, or if the requirements for the exclusion change, we may be required to treat such products as hazardous waste, which are subject to more rigorous and costly disposal requirements. Any such changes in the laws and regulations, or our ability to qualify the materials it uses for exclusions under such laws and regulations, could adversely affect our operating expenses.

Similar laws exist in other jurisdictions where we operate. Additionally, in the EU, we are subject to the Waste Electrical and Electronic Equipment Directive (“WEEE Directive”). The WEEE Directive provides for the creation of a collection scheme where consumers return electrical waste and electronic equipment to merchants, such as us. If we fail to properly manage such electrical waste and electronic equipment, we may be subject to fines, sanctions, or other actions that may adversely affect our financial operations.

General

Environmental and health and safety laws and regulations can be complex and may be subject to change, such as through new requirements enacted at the supranational, national, sub-national, and/or local level or new or modified regulations that may be implemented under existing law. The nature and extent of any changes in these laws, rules, regulations and permits may be unpredictable and may have material effects on our business. Future legislation and regulations or changes in existing legislation and regulations, or interpretations thereof, including those relating to hardware manufacturing, electronic waste, or batteries, could cause additional expenditures, restrictions and delays in connection with our operations as well as other future projects, the extent of which cannot be predicted. For instance, California may adopt more stringent regulation for DC fast charging by 2024 and, in February 2023, the U.S. Department of Transportation and U.S. Department of Energy announced plans to include minimum standards and “Buy America” requirements for EV charger stations funded by certain U.S. federal programs. In addition, various local, state, and national incentives exist or may come to exist to encourage the installation of EV charging stations; nevertheless, the level and duration of such incentives are not guaranteed and may be subject to change over time.

C.	Organizational Structure

Please refer to Note 29, “Details of Wallbox Group Subsidiaries,” within our consolidated financial statements included elsewhere in this Annual Report for a listing of our significant subsidiaries, including name, country of incorporation, and proportion of ownership interest.

D.	Property, Plant and Equipment

Our Facilities

We design and manufacture our products in-house across its factories located in Catalonia, Spain (Sant Andreu de la Barca) and Suzhou, China (Wallbox FAWSN). In addition, in December 2021, we opened our third factory in Barcelona, Spain (Zona Franca). We opened a factory in the U.S. in October 2022 in Arlington, Texas, to address the North American EV charging market. All chargers manufactured across our facilities are certified to be sold across the United States, the European Union and China.

Our headquarters are located in Barcelona, Spain where it currently leases approximately 11,000 square meters of office space. We believe this space is sufficient to meet its needs for its headquarters in the foreseeable future and that any additional space we may require will be available on commercially reasonable terms. We also maintain two factories in Sant Andreu de la Barca, Barcelona and Zona Franca, Barcelona that combined have 16,800 square meters of space. In addition, we have an American headquarters and research lab located in Mountain View, California, and a manufacturing facility in Arlington, Texas. We have managed our Asia Pacific operations from an office in Shanghai and through our Joint Venture with Wallbox FAWSN, maintain a factory located in Suzhou, China that has a manufacturing capacity of 100,000 units per year.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion in conjunction with our consolidated financial statements included elsewhere in this Annual Report. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in Item 3, “Key Information – D. Risk Factors.” Actual results could differ materially from those contained in any forward-looking statements.

When we refer to the “Consolidated Group” or “Group” we are referring to Wallbox N.V. and its consolidated subsidiaries.

Business Overview

We believe we are a global leader in smart electric vehicle charging and energy management. Founded in 2015, we create smart charging systems that combine innovative technology with outstanding design and that manage the communication between user, vehicle, grid, building and charger.

Our mission is to facilitate the adoption of electric vehicles today to make more sustainable use of energy tomorrow. By designing, manufacturing, and distributing charging solutions for residential, business, and public use, we intend to lay the infrastructure required to meet the demands of mass electric vehicle ownership everywhere. We believe our customer-centric approach to our holistic hardware, software, and service offering allows us to solve existing barriers to EV adoption as well as anticipate opportunities soon to come. In our pursuit to accomplish this vision, we have acquired four companies to date:

1.

Intelligent Solutions (controlling interest acquired in February 2020): Intelligent Solutions is one of the largest distributors of intelligent charging solutions in Northern Europe, with an extensive partner network of car dealers, installers, and utility companies in Norway, Sweden, Finland, and Denmark. Headquartered in Stavanger, Norway, Intelligent Solutions offers a variety of services from hardware to installation service and technical support. We believe this acquisition was a key component in our strategy to expand our business in Northern Europe. On August 13, 2021, we exercised our option to acquire the remaining 33.334% interest in Wallbox AS, which was formerly called Intelligent Solutions AS.

2.

Electromaps (controlling interest acquired in September 2020): the leading digital platform for accessing free and paid for electric charging points in southern Europe. The app provides its 200,000+ users access to the charging points and ability to make payments directly from their mobile phone, unifying the entire charging infrastructure and improving the electric vehicle driving experience. Through this acquisition, we took our first step into the public electric charging space and plan to continue to foster innovation at Electromaps. On July 27, 2022, we exercised our option to acquire the remaining 49% of share capital of Electromaps, S.L.

3.

ARES (Acquired in July 2022): ARES is an innovative provider of printed circuit boards and through its acquisition, we expanded our design and manufacturing capabilities and believe this acquisition will increase our innovation cycle time and improve our supply chain resilience.

4.

COIL (Acquired in August 2022): COIL is a leading EV charging installer serving the U.S. market, enabling in-house installation and maintenance solutions for commercial, public and residential charging applications.

We are committed to creating solutions that will not only allow for faster, simpler EV charging but that will also change the way the world uses energy.

Recent Transactions

Electromaps

On July 27, 2022, Wallbox Chargers, S.L. acquired the remaining 49% of share capital of Electromaps for a payment of €1.8 million which consisted of (i) a cash payment of €150,000 on July 29, 2022 and a cash payment of €150,000 on August 30, 2022 and (ii) an issuance of 163,861 Class A Shares on July 29, 2022.

AR Electronic Solutions, S.L.

On July 29, 2022 (the “ARES Closing Date”), Wallbox Chargers, S.L., closed its acquisition of 100% of all existing shares of AR Electronics Solutions, S.L., a Spanish limited liability company (sociedad limitada), (“ARES”) for a total purchase consideration of €10.0 million, pursuant the stock purchase agreement, dated July 29, 2022, by and between Wallbox Chargers, S.L., as purchaser, and the sellers thereof (the “ARES SPA”). On the ARES Closing Date, in exchange for the ARES shares, Wallbox (i) made a cash payment of €4.2 million; and (ii) issued an aggregate of 700,777 Class A Shares to the sellers thereof. Additionally under the terms of the acquisition, ARES is entitled to three earn-out payments of up to €1.0 million each, 50% in cash and 50% in Class A Shares each to be paid out in 2023, 2024 and 2025, respectively, provided that, on each of the earn-out payment dates, the earn-out conditions required by the ARES SPA are met. Considering that contingent consideration will be paid to the sellers of AR Electronic Solutions S.L.U. that are currently employed by the group and the payment will be automatically forfeited if employment terminates, the contingent consideration is considered as remuneration for post combination services.

ARES is the manufacturer of innovative printed circuit boards and we believe acquiring these in-house capabilities will further differentiate our technology, improve its vertical integration and will be a key point of differentiation for us in light of global continued supply chain uncertainties.

Coil, Inc.

On August 4, 2022 (the “COIL Closing Date”), Wallbox USA Inc., a Delaware corporation, closed its acquisition of 100% of all existing shares of Coil, Inc., a California corporation, (“COIL”) for a total purchase consideration of €3.6 million, pursuant the stock purchase agreement, dated August 4, 2022, by and between Wallbox, as Parent, the former shareholder of COIL, as Seller, Wallbox USA Inc., as Buyer, and COIL (the “COIL SPA”). In exchange for the COIL shares, we (i) on the COIL Closing Date, made a cash payment of €1.2 million; and (ii) in January 2023, issued an aggregate of 272,826 Class A Shares. Additionally subject to terms and conditions set forth in the COIL SPA, the Seller is eligible to receive an earn-out payment of up to 304,350 Class A Shares in 2024. Considering that contingent consideration will be paid to current employees of the group and the payment will be automatically forfeited if employment terminates, the contingent consideration is considered as remuneration for post combination services.

COIL is a provider of electrical installation services for EV charging, battery storage and electrical infrastructure in North America and we believe acquiring COIL will allow it to further enhance service offerings to customers in residential and commercial settings and expand into the rapidly growing DC fast charging installation market.

Private Placement Equity Offering

On December 5, 2022, we closed a private placement of Class A Shares, pursuant to which we sold 8,176,694 Class A Shares for aggregate gross proceeds of $43.5 million (€41.7 million) to certain existing investors and strategic partners at a price of $5.32 per share. Pursuant to the registration rights we agreed to as part of the private placement, we filed a registration statement for the resale of the Class A Shares purchased in the private placement on December 14, 2022.

Workforce Reduction

On January 19, 2023, we announced that, as a result of disruptions in the global supply chains that have impacted delivery rates of electric vehicles, we were taking measures to reduce costs and better align our cost structure with the current demand environment. Reductions were balanced between operating and personnel expenses, impacting approximately 15% of our workforce.

BBVA Facility and Warrant Agreement

On February 9, 2023 (the “Facility Closing Date”), Wallbox, as guarantor, and its wholly-owned direct Spanish subsidiary, Wall Box Chargers, S.L.U., as borrower (the “Borrower”) entered into a Facility Agreement (the “Facility Agreement”) with Banco Bilbao Vizcaya Argentaria S.A. (“BBVA”). The Facility Agreement provides for an aggregate term loan commitment of €25.0 million (the “Facility”), which amount was fully drawn down on the Facility Closing Date and we received an amount of €24.6 million after the deduction of fees and expenses.

Principal outstanding under the Facility Agreement accrues interest on a daily basis at a rate equal to 1 month EURIBOR plus an amount equal to 8.00% per annum. The Facility is secured by certain intellectual property rights. The Facility matures on the fourth anniversary of the Facility Closing Date and under certain circumstances may be extended to mature on the fifth anniversary of the Facility Closing Date. The Borrower is permitted to prepay the Facility in whole or in part upon notice thereof in accordance with the terms of the Facility Agreement. Upon an event of default specified in the Facility Agreement that remains uncured after 15 business days, the Facility may become due and payable in full upon provision of notice thereof in accordance with the terms of the Facility Agreement. The Facility Agreement contains affirmative and negative covenants, including without limitation a minimum cash requirement and restrictions on incurrence of additional debt, liens, fundamental changes, asset sales, restricted payments and transactions with affiliates. The Facility Agreement also contains financial covenants regarding maintenance as of the end of each fiscal quarter of a maximum net debt to gross profit ratio ranging from 1.60x in 2023 to 0.60x in 2026 and thereafter and a minimum level of shareholders’ equity of 0.00.

Substantially concurrently with the closing of the Facility Agreement and in consideration thereof, we entered into a Warrant Agreement (the “Warrant Agreement”) and Subscription Agreement (the “Subscription Agreement”) with BBVA (together with its assignees, the “Warrantholder”) pursuant to which we issued to the Warrantholder, and the Warrantholder subscribed for and acquired, an aggregate of 1,007,894 warrants exercisable for 1,007,894 Class A Shares, for an exercise price of $5.32 per share. Pursuant to the Subscription Agreement, we agreed to file a registration statement for the resale of the Class A Shares issuable upon exercise of the Warrant. The Warrant Agreement provides for a redemption right in our favor when the Class A Shares achieve a value of $11.00 per share.

Reporting Segments

For management purposes, we are organized into business units based on geographical areas and therefore have three existing reportable business segments. Our existing business segments are:

•	EMEA: Europe-Middle East Asia

•	NORAM: North America

•	APAC: Asia-Pacific

NORAM and APAC segments had limited revenues during 2022. Refer to Note 7, “Operating Segments,” included within our consolidated financial statements for further details.

Key Factors Affecting Operating Results

We believe our performance and future success depend on several factors that present significant opportunities for it but also pose risks and challenges, including those discussed below and in the section of this Annual Report titled “Risk Factors.”

Growth in EV Adoption

Our revenue growth is directly tied to the continued acceptance of passenger and commercial EVs sold, which it believes drives the demand for charging products and infrastructure. The market for EVs is still rapidly evolving and although demand for EVs has grown in recent years, there is no guarantee such demand will continue into the future. Factors impacting the adoption of EVs include but are not limited to: perceptions about EV features, quality, safety, performance and cost; perceptions about the limited range over which EVs may be driven on a single battery charge; volatility in the cost of oil, gasoline, and electricity; availability of services for EVs; consumers’ perception about the convenience and cost of charging EVs; government subsidies for EVs and electricity; the development, prevalence and market adoption of EV fleets; and increases in fuel efficiency of non-EV transportation. In addition, macroeconomic factors could impact demand for EVs, particularly since EVs can be more expensive than traditional gasoline-powered vehicles and the automotive industry globally has been experiencing a recent decline in sales. If the market for EVs does not develop as expected or if there is any slow-down or delay in overall EV adoption rates, this would impact our ability to increase its revenue or grow its business.

Competition

We believe we are currently one of the market leaders in Europe and NORAM in residential EV charging solutions based on the number of charging units sold compared to EVs sold on a country by country basis. We also provide and derive revenue from installation services and Electromaps, our online platform that enables users to find and pay for publicly available charging ports and manage their charging fleet. We intend to expand our market share over time in our product categories, including public charging stations, leveraging the network effect of its products, our partnership with Iberdrola and the Electromaps platform. Additionally, we intend to expand and grow our revenues via the rollout of the Supernova and Hypernova public charging stations. Nonetheless, existing competitors may expand their product offerings and sales strategies, and new competitors may enter the market. Furthermore, our competition includes competition resulting from acceptance of other types of alternative fuel vehicles, plug-in hybrid electric vehicles and high fuel-economy gasoline powered vehicles. If our market share decreases due to increased competition, our revenue and ability to generate profits in the future may be impacted.

Global Expansion

We operate in Europe, North America, Latin America and APAC. Europe and North America are expected to be significant contributors to our revenue in future years with manufacturing capacity added to North America in 2022.

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

Similar to the European market, the APAC market can be characterized as a highly fragmented market with a small number of players that have gained significant scale in the industry. From a technology and pricing perspective, EV charging solutions in APAC are cost-competitive as they can be manufactured at a lower cost point. Our growth in each of our markets requires us to differentiate ourselves as compared to our competition. If we are unable to penetrate, or further penetrate, the market in each of the geographies in which we operate or intend to operate, our future revenue growth and profits may be impacted.

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

Government Mandates, Incentives and Programs

The U.S. federal, state and local government, European member states, and China provide incentives to end users and buyers of EVs and EV charging products in the form of rebates, tax credits and other financial incentives. These governmental rebates, tax credits and other financial incentives significantly lower the effective price of EVs and EV charging products or stations to customers. However, these incentives may expire on specified dates, end when the allocated funding is no longer available, or be reduced or terminated as a matter of regulatory or legislative policy. Any reduction in rebates, tax credits or other financial incentives could reduce the demand for EVs and for charging infrastructure, including infrastructure offered by us.

In the fall of 2021, the Infrastructure Investment and Jobs Act (“IIJA”), a bipartisan infrastructure bill, was signed into law in the United States. The IIJA authorized almost $20 billion to fund new and existing EV-related programs, including $5 billion in new funding to develop and build a nationwide network of half a million EV charging stations, also referred to as the National Electric Vehicle Infrastructure Formula Program (often called “the NEVI Program”); $2.5 billion for publicly accessible alternative fuel infrastructure (i.e., EV charging stations and hydrogen, propane and natural gas fueling infrastructure), referred to as the competitive Charging and Fueling Infrastructure Grants program (the “Competitive Grants Program”); and approximately $11 billion in funding to transition public transportation vehicles including school buses and transit buses to zero-emissions alternatives.

NEVI Program

Under the NEVI Program, eligible public entities like Wallbox may engage with operators and project managers to acquire and install EV charging stations in their designated areas. This program is intended to provide funding to states to deploy EV charging infrastructure and establish a network to facilitate data collection, access and reliability. The first stage of funding is expected to be focused on building a national EV charging station network, primarily along interstate highways. Throughout 2022, the Federal Highway Administration (“FHWA”), the U.S. Department of Transportation, and The U.S. Department of Energy published guidance for the NEVI Program, and announced that all 50 states had submitted their EV Infrastructure Deployment Plans. These plans, a prerequisite to receiving funding under the program, indicate how each state intends to utilize the funding it receives under the NEVI Program.

In addition, in June of 2022, the FHWA issued a Notice of Proposed Rulemaking (“NOPR”) on minimum standards and requirements for projects funded under the NEVI Program and for funded EV charger construction projects. The NOPR seeks to ensure there will be a nationwide network of EV chargers that can be used by any type of EV. The NEVI Program also has several guidelines in the use of program funds relating to user experience and reliability, strategic and efficient locations, equity, labor and workforce, private investment and data and cybersecurity, among other things. Worth noting, with respect to user experience and reliability, under the NEVI Program charging infrastructure must be interoperable across payment systems, EV brands, EV supply equipment, EV service providers, and the grid and must also provide 24-hour access to power on a reliable network and achieve 97% reliability.

Both the NEVI Program and the Competitive Grants Program prioritize charging infrastructure along the National Alternative Fuels Corridor, a network of highways nominated by states with charging stations to be open to the public and easily accessible. We have targeted these funding programs and intend on participating as either a direct recipient or by supporting charging equipment operators that have selected our hardware. If our equipment fails to meet the standards or requirements implemented in connection with these programs, we may not be able to access those funds.

Inflation Reduction Act

In the United States, with the passage of the Inflation Reduction Act, the Biden administration has committed over $369 billion towards climate investments, representing the largest single investment in this area in the country’s history. The package includes both consumer and corporate incentives and loans with the aims of reducing emissions by 40% by 2030. However, new tariffs and policy incentives implemented by the Biden Administration that favor equipment manufactured by or assembled at American factories, could put us at a competitive disadvantage if we are not able to develop our U.S. manufacturing capacity on the timelines we currently expect or at all, including by increasing the cost or delaying the availability of charging equipment, by challenging or eliminating our ability to apply or qualify for grants and other government incentives, or by disqualifying us from the ability to compete for certain charging infrastructure buildout solicitations and programs, including those initiated by federal government agencies.

Penetration into the Public Market

We commenced commercialization of the Supernova, our first DC fast charger for public use, during the first quarter of 2022. We have signed letters of intent (“LOI”) to collaborate with some of the world’s biggest utility companies for delivery of Supernova, and expect in the future to expand beyond utilities into additional distribution channels. In June 2020, Iberdrola announced its intention to acquire the first 1,000 of our Supernova fast chargers as part of its five-year sustainable mobility plan to deploy more than 150,000 chargers in homes, businesses and public road networks, and entered into a non-binding letter of intent with us in July 2020 expressing its interest in purchasing 6,500 Supernova chargers. During 2022, Iberdrola expressed an interest in purchasing 3,500 additional public chargers, bringing their total potential purchase to 10,000 public chargers. Our offering of public charging solutions is complemented through Electromaps, an online platform that enables users to find publicly available charging ports and pay for their use. We have established partnerships in Europe with operators of charging points that allow users to pay for their charging directly via Electromaps. We intend to extend these relationships with charging operators outside of Europe and enable this payment feature globally.

Seasonality

Our business is seasonal in nature. Typically, consumers purchase more EVs in the second half of the year, particularly in the fourth quarter, and the seasonal variation in the timing of sales of our residential products tend to be correlated with sales of Evs. As a result, sales in the second half, and particularly in the fourth quarter, would, after controlling for our growth, be higher than in the first half of the fiscal year and our results of operations may be subject to seasonal fluctuations as a result.

Impact of COVID-19

Following its onset in March 2020, the COVID-19 pandemic has had an impact on the macroeconomic climate generally and on our business performance specifically. In particular, changes in consumer and business behavior, pandemic fears and market downturns and restrictions on business and individual activities, has created significant volatility in the global and domestic economies and led to reduced economic activity, supply chain disruptions, including charging equipment supply chain and shipping constraints, and inflationary pressures. COVID-19 has also disrupted the manufacturing, delivery and overall supply chain of vehicle manufacturers and suppliers and has led to a decrease in vehicle sales, including EV sales, in markets around the world, and the accompanying demand for our charging products and services.

While the ultimate duration and extent of the COVID-19 pandemic depends on future developments that cannot be accurately predicted, such as the extent and effectiveness of containment actions, it has already had an adverse effect on the global economy and the ultimate societal and economic impact of the COVID-19 pandemic remains unknown, all of which could adversely affect our business, results of operations and financial condition. For example, government-imposed lockdowns in Shanghai resulted in a delay in our receipt of certain raw materials and components, as well as delays in customer deliveries.

Impact of the war between Russia and Ukraine

As a result of the war between Russia and Ukraine as well as escalating tensions along the U.S. and certain allies in Europe imposed sanctions on Russia and could impose further sanctions against it. Russia could respond in kind. Sanctions imposed by any of these countries could disrupt our supply of critical components among our manufacturing facilities in Barcelona as well as our production and the sales of EVs. As a result of the war, we stopped selling our products in Ukraine and Russia, and will not pursue new opportunities with customers in those countries. Although such sales in these regions have not been significant to our business (€147 thousand in the year ended December 31, 2022, before we stopped selling our products in Ukraine and Russia), if the war were to be extended worldwide, this could cause additional disruptions to our operations. Such disruptions could negatively affect our ability to provide critical components to affiliates or produce finished goods for customers, which could increase our costs, require capital expenditures and harm our results of operations and financial condition. We continue to monitor the situation closely.

The Global Economic Environment

Certain factors in the global economic environment that may impact our global operations include, among other things currency fluctuations, capital and exchange controls, global economic conditions including inflation, restrictive government actions, changes in intellectual property, legal protections and remedies, trade regulations, tax laws and regulations and procedures and actions affecting approval, production, pricing, and marketing of, reimbursement for and access to our products, as well as impacts of political or civil unrest or military action, including the current conflict between Russia and Ukraine, tensions between China and the U.S., the U.K., the EU, India and other countries that were heightened during 2021, terrorist activity, unstable governments and legal systems, inter-governmental disputes, public health outbreaks, epidemics, pandemics, natural disasters or disruptions related to climate change. During 2022, global supply chains experienced disruptions that impacted and continues to impact delivery rates of electric vehicles. As a result, in January 2023, we announced cost reduction measures balanced between operating and personnel expenses, impacting approximately 15% of our workforce.

Key Components of Results of Operations

Revenue

Our revenue consists of retail sales and sales from distributors, resellers and installer customers of charging solutions for EVs, which includes electronic chargers and other services. We recognize revenue from contracts with customers when control of the goods or services are transferred to the customer at an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services.

Sale of Chargers

Revenue related to the sale of chargers consists of sales of public and home & business charging devices, as well as accessories. Revenue from the sale of goods is recognized at the point in time when control of the asset is transferred to the customer, generally when the charger leaves our warehouse.

As of September 28, 2022, we had commercialized our Supernova public chargers and expect sales of all of our public chargers, including Hypernova, will be fully commercialized in 2023. In 2022, we continued expansion of our European footprint, our most mature market, and focused on the expansion of NORAM and APAC.

Sale of Services

Revenue related to the rendering of services consists of installation and software services, including commissions obtained from every charging transaction carried out through Electromaps; although, at this time, such revenue consists primarily of installation services.

Revenue from contracts with customers for installation services is recognized when control of the services are transferred to the customer (at a point in time given the short period that the service is rendered). Revenue is recognized at an amount that reflects the consideration to which we expect to be entitled in exchange for those services. For installations’ contracts, where the time required to complete execution is longer, the revenue recognition for each period is calculated taking into account the percentage of completion at the end of each financial period, considering the work in progress and the costs incurred until this date compared to the budgeted costs.

Changes in Inventories and Raw Materials and Consumables Used

Changes to inventory are recorded in consumption of finished goods, raw materials and other consumables. Inventory consists of electric chargers and related parts, which are available for sale or for warranty requirements. Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out method. Inventory that is sold to third parties is included within changes in inventories and raw materials and consumables used. We periodically review for slow-moving, excess or obsolete inventories. Products that are determined to be obsolete, if any, are written down to net realizable value.

Employee Benefits

Employee benefits consist primarily of wages and salaries, share-based payment plan expenses and social security. We have 5 different share-based plans: i) 2018 Legacy Stock Option Program for Founders; (ii) 2020 Legacy Stock Option Program for Employees (“ESOP”); iii) 2018 Legacy Stock Option Program for Management (“MSOP”); iv) Wallbox N.V. Amended & Restated 2021 Employee Stock Purchase Plan; and (v) Wallbox N.V. 2021 Equity Incentive Plan (“RSU”). For the MSOP, ESOP and RSU we record share-based payments based on the estimated fair value of the award at the grant date. It is recognized as an expense in the consolidated statements of profit or loss over the requisite service period. The estimated fair value of the award granted after the Business Combination is based on the market price of our common stock listed in the NYSE on the date of grant. Employee benefits also includes the impact from Coil and Ares earn-outs to sellers as it is linked to their continued provision of services in future.

For the 2018 Legacy Stock Option Program for Founders, we record share-based payments based on the estimated fair value using the American Option Chain and considering the conditions established in the plan. This plan is considered fully vested from their date of concession.

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

Financial Income and Financial Expenses

Financial income consists of interest income on outstanding cash positions and fair value adjustments on the put option liability and valuation of financial instruments. Financial expenses consist of interest expense on loan and borrowings including leases, fair value adjustments on the convertible bonds, valuation of financial instruments and the unwinding effect on the put option liabilities. During 2022 we finished implementing a cash pool system within our subsidiaries which we expect to reduce our net finance cost.

Change in Fair Value of Derivative Warrant Liabilities

Public and Private Warrants originally issued by Kensington to its public shareholders and its sponsors were converted on the closing date of the Business Combination, into a right to acquire one Class A Share (a “Wallbox Warrant”) on substantially the same terms as were in effect immediately prior to the closing date. These warrants were considered part of the net assets of Kensington at the time of the Business Combination.

According to management’s assessment, both the Public and Private Warrants fall within the scope of IAS 32 and have been classified as a derivative financial liability. In accordance with IFRS 9 guidance, derivatives that are classified as financial liabilities shall be measured at fair value with subsequent changes in fair value to be recognized in profit and loss.

Share Listing Expense

The contribution in kind of Kensington shares has been accounted for within the scope of IFRS 2. Therefore, Kensington has been treated as the “acquired” company for financial reporting purposes and its net assets have been recognized at historical cost, with no goodwill or other intangible assets recorded. Based on IFRS 2, and from an analysis of the transaction, it has been considered that the excess of fair value of our Shares issued over the fair value of Kensington’s identifiable net assets acquired represents compensation for the service of stock exchange listing for its shares and has been expensed as incurred.

Foreign Exchange Gains /(Losses)

Foreign exchange gains (losses) consist of realized and unrealized gains (losses) on foreign currency transactions and outstanding balances at year-end.

Share of Loss of Equity-Accounted Investees

Share of loss of equity-accounted investees consists of recognized losses attributable to our 50% interest in Wallbox-Fawsn Joint Venture started on June 15, 2019, and over which we have joint control and a 50% economic interest. The principal activity of the joint venture in China is the manufacture and sale of charging solutions with a clear focus on the automotive sector. Due to the losses realized by the JV, the investment value has been zero since the year ended December 31, 2020. During the first six months ended June 30, 2022, an investment was made, but immediately impaired to the recoverable amount to cover historical losses.

Income Tax Credit

Income tax credit relates to a percentage of research and development (“R&D”) related expenses that are expected to be eligible for tax deductions. As a deduction as a result of our tax residency in Spain, the tax credit is available as a deduction for certain eligible R&D expenses, including IT and product development. The year ended December 31, 2020 was the first year in which we applied for such tax deductions, but we applied for the tax deductions for the years ended December 31, 2022 and 2021 and expect we will continue to apply similar tax deductions in subsequent years. As of December 31, 2022, we had recognized €7,335 thousand in tax deductions.

Loss for the Year

Loss for the year consists of our operating loss, net financial loss, share of loss of equity-accounted investees and income tax credit.

A.	Operating Results

Comparison of the years ended December 31, 2022 and 2021

The results of operations presented below should be reviewed in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this Annual Report. The following table sets forth our consolidated results of operations data for the years ended December 31, 2022 and 2021:

	Year Ended December 31,		Variance
	2022	2021	€	%

	(€ in thousands, except percentages)
Sales of goods	€136,372	€69,105	€67,267	97%
Sales of services	7,813	2,474	5,339	216%
Revenue	€144,185	€71,579	€72,606	101%
Changes in inventories and raw materials and consumables used	€(85,605)	€(44,253)	€(41,352)	93%
Employee benefits	(88,814)	(29,666)	(59,148)	199%
Other operating expenses	(91,555)	(43,405)	(48,150)	111%
Amortization and depreciation	(18,890)	(8,483)	(10,407)	123%
Net other income	1,844	656	1,188	181%
Operating loss	€(138,835)	€(53,572)	€(85,263)	159%
Financial income	€2,307	€155	€2,152	1,388%
Financial expenses	(7,998)	(32,068)	24,070	(75)%
Change in fair value of derivative warrant liabilities	80,748	(68,953)	149,701	(217)%
Share listing expense	—	(72,172)	72,172	n/m
Foreign exchange gains/(losses)	(3,618)	1,026	(4,644)	(453)%
Net Financial Result	€71,439	€(172,012)	€243,451	(142)%
Share of loss of equity-accounted investees	(330)	—	(330)	(100)%
Loss before Tax	€(67,726)	€(225,584)	€157,858	(70)%
Income tax credit	4,926	1,807	3,119	173%
Loss for the year	€(62,800)	€(223,777)	€160,977	(72)%

n/m = not meaningful

Revenues

Sales of goods revenue increased by €67,267 thousand, or 97%, for the year ended December 31, 2022 as compared to the year ended December 31, 2021, primarily due to increased sales of our residential chargers, in particular our Pulsar Plus.

Sales of services revenue increased by €5,339 thousand, or 216%, for the year ended December 31, 2022 as compared to the year ended December 31, 2021, primarily due to an increase in fees from installation services offered by us, including in connection with the services offered by COIL, a subsidiary we acquired in the second half of 2022.

Operating Loss

Expenses related to changes in inventories and raw materials and consumables used increased by €41,352 thousand, or 93%, for the year ended December 31, 2022 as compared to the year ended December 31, 2021. These expenses increased, primarily as a result of expenses associated with the accelerated launch of new products and changes in product mix.

Employee benefits expense increased by €59,148 thousand, or 199%, for the year ended December 31, 2022 as compared to the year ended December 31, 2021, primarily due to an increase in personnel expenses stemming from hiring of employees to support our growth and the compensation expense from equity awards under our benefits plans, primarily equity awards granted to employees and founders.

Other operating expenses increased by €48,150 thousand, or 111%, for the year ended December 31, 2022 as compared to the year ended December 31, 2021, primarily due to €16,605 thousand related to new marketing campaigns, €3,139 thousand related to the increase in travel expenses and €6,641 thousand related to increased delivery costs in connection with increases in sales and production. In addition, the operating expenses have increased due to our growth in 2022.

Amortization and depreciation increased by €10,407 thousand, or 123%, for the year ended December 31, 2022 as compared to the year ended December 31, 2021, primarily due to investments in leasehold improvements to the leased headquarters in Barcelona, the new factory in Zona Franca and the amortization of internally developed intangibles with respect to EV chargers.

Net other income increased by €1,188 thousand, or 181%, for the year ended December 31, 2022 as compared to the year ended December 31, 2021, primarily due to government subsidies recognized in 2022.

Net Financial Result

Financial income increased by €2,152 thousand for the year ended December 31, 2022 as compared to the year ended December 31, 2021, primarily resulting from revaluing the put option on Electromaps, S.L. following the acquisition of the remaining 49% of its share capital in July 2022 .

Financial expenses decreased by €24,070 thousand for the year ended December 31, 2022 as compared to the year ended December 31, 2021, primarily due to a fair value loss that incurred in year ended December 31, 2021 on the issuance of a convertible loan.

Change in fair value of derivative warrant liabilities increased by €149,701 thousand for the year ended December 31, 2022 as compared to the year ended December 31, 2021, primarily due to the decrease in 2022 of the fair value of the outstanding warrants from their fair value in the previous period.

Share listing expense for the year ended December 31, 2021 corresponded to a one-time, non-cash listing expense of €72,172 thousand that was recognized in accordance with IFRS 2 as part of the Business Combination.

Foreign exchange gains decreased by €4,644 thousand for the year ended December 31, 2022 as compared to the year ended December 31, 2021, primarily due to fluctuations in GBP, USD and the Norwegian Krone against the Euro.

Share of Loss of Equity-Accounted Investees

Share of loss of equity-accounted investees increased by €330 thousand, or 100%, for the year ended December 31, 2022 as compared to the year ended December 31, 2021, as a result of a net book value of the Joint Venture as of December 31, 2022.

Income Tax Credit

Income tax credit increased by €3,119 thousand, or 173%, for the year ended December 31, 2022 as compared to the year ended December 31, 2021, primarily due to the recognition of a tax credit receivable for certain R&D expenses. No deferred tax assets were recorded for losses carried forward and hence that no regular corporate income charge is recorded in both years.

Comparison of the years ended December 31, 2021 and 2020

The results of operations presented below should be reviewed in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this Annual Report. The following table sets forth our consolidated results of operations data for the years ended December 31, 2021 and 2020:

	Year Ended December 31,		Variance
	2021	2020	€	%

	(€ in thousands, except percentages)
Sales of goods	€69,105	€18,516	€50,589	273%
Sales of services	2,474	1,161	1,313	113%
Revenue	€71,579	€19,677	€51,902	264%
Changes in inventories and raw materials and consumables used	€(44,253)	€(10,574)	€(33,679)	319%
Employee benefits	(29,666)	(9,806)	(19,860)	203%
Other operating expenses	(43,405)	(8,192)	(35,213)	430%
Amortization and depreciation	(8,483)	(2,379)	(6,104)	257%
Net other income	656	289	367	127%
Operating loss	€(53,572)	€(10,985)	€(42,587)	388%
Financial income	€155	€6	€149	2483%
Financial expenses	(32,068)	(1,011)	(31,057)	3072%
Change in fair value of derivative warrant liabilities	(68,953)	—	(68,953)	n/m
Share listing expense	(72,172)	—	(72,172)	n/m
Foreign exchange gains/(losses)	1,026	(69)	1,095	(1587)%
Net Financial Loss	€(172,012)	€(1,074)	€(170,938)	15916%
Share of loss of equity-accounted investees	—	(253)	253	(100)%
Loss before Tax	€(225,584)	€(12,312)	€(213,272)	1732%
Income tax credit	1,807	910	897	n/m
Loss for the year	€(223,777)	€(11,402)	€(212,375)	1863%

n/m = not meaningful

Revenues

Sales of goods revenue increased by €50,589 thousand, or 273%, for the year ended December 31, 2021 as compared to the year ended December 31, 2020, primarily due to increased sales of our residential chargers, primarily our Pulsar Plus, which sales growth is directly correlated to growth in consumer adoption of EVs.

Sales of services revenue increased by €1,313 thousand, or 113%, for the year ended December 31, 2021 as compared to the year ended December 31, 2020, primarily due to an increase in fees from installation services offered by us, including in connection of the launch of our installation team in the fiscal quarter ended September 30, 2020, as well as installation revenues in Norway resulting from the acquisition of Wallbox AS, formerly called Intelligent Solutions, in February 2020.

Operating Loss

Expenses related to changes in inventories and raw materials and consumables used increased by €33,679 thousand, or 319%, for the year ended December 31, 2021 as compared to the year ended December 31, 2020. These expenses increased at a higher rate than our revenues, primarily as a result of expenses associated with the accelerated launch of new products and changes in product mix. We also experienced increased expenses related to costs of outsourcing production to third parties as a result of the growth in sales.

Employee benefits expense increased by €19,860 thousand, or 203%, for the year ended December 31, 2021 as compared to the year ended December 31, 2020, primarily due to an increase in personnel expenses stemming from hiring of employees to support our growth.

Other operating expenses increased by €35,213 thousand, or 430%, for the year ended December 31, 2021 as compared to the year ended December 31, 2020, primarily due to increases of (i) €13,954 thousand of professional services and fees which includes €8,046 thousands corresponding to the non-incremental or directly attributable costs to the issuance of shares per the Business Combination, (ii) marketing of €5,977 thousand related to the high investment and the Business Combination, and (iii) €2,702 thousand related to increased delivery costs in connection with increases in sales and production.

Amortization and depreciation increased by €6,104 thousand, or 257%, for the year ended December 31, 2021 as compared to the year ended December 31, 2020, primarily due to investments in leasehold improvements to the leased headquarters in Barcelona and capitalization of internally developed intangibles with respect to EV chargers.

Net other income increased by €367 thousand, or 127%, for the year ended December 31, 2021 as compared to the year ended December 31, 2020, primarily due to government subsidies recognized.

Net Financial Loss

Financial income increased by €149 thousand for the year ended December 31, 2021 as compared to the year ended December 31, 2020, primarily due to additional interest over loans to the Joint Venture (€55 thousand) and €83 thousand of investments fair valuation at year end.

Financial expenses increased by €31,057 thousand for the year ended December 31, 2021 as compared to the year ended December 31, 2020, primarily due to a fair value loss incurred on a newly issued convertible loan during the year and the incurrence of new bank loans and working capital credit lines.

Change in fair value of derivative warrant liabilities increased by €68,953 thousand for the year ended December 31, 2021 as compared to the year ended December 31, 2020, primarily due to the increase in price per warrant from the amounts as of the Closing Date.

A one-time, non-cash listing expense of €72,172 thousand was recognized in accordance with IFRS2 as part of the Business Combination for the year ended December 31, 2021.

Foreign exchange gains increased by €1,095 thousand for the year ended December 31, 2021 as compared to the year ended December 31, 2020, primarily due to fluctuations in GBP, USD and the Norwegian Krone against the Euro.

Share of Loss of Equity-Accounted Investees

Share of loss of equity-accounted investees decreased by €253 thousand, or 100%, for the year ended December 31, 2021 as compared to the year ended December 31, 2020, as a result of a net book value of the joint venture with Wallbox FAWSN (the “Joint Venture”) at zero as of December 31, 2021. For the year ended December 31, 2020, the Joint Venture losses were limited to the amount of the net book value (€253 thousand) of such Joint Venture.

Income Tax Credit

Income tax credit increased by €897 thousand, or 99%, for the year ended December 31, 2021 as compared to the year ended December 31, 2020, primarily due to the recognition of a tax credit receivable of €1,666 thousand for certain R&D expenses. No deferred tax assets were recorded for losses carried forward and hence that no regular corporate income charge is recorded in both years.

Operating Results by Segments

EMEA Segment

Comparison of the years ended December 31, 2022 and 2021

The following table presents our results of operations at a segment level for EMEA for the years ending December 31, 2022 and 2021:

	Year Ended December 31,		Variance
	2022	2021	€	%

	(€ in thousands, except percentages)
Revenue	€140,145	€74,279	€65,866	89%
Changes in inventories and raw materials and consumables used	€(88,104)	€(47,056)	€(41,048)	87%
Employee benefits	(74,895)	(27,130)	(47,765)	176%
Other operating expenses	(72,844)	(42,273)	(30,571)	72%
Amortization and depreciation	(17,058)	(8,214)	(8,844)	108%
Net other income	1,508	962	546	57%
Operating loss	€(111,248)	€(49,432)	€(61,816)	125%

Revenue increased by €65,866 thousand, or 89%, for the year ended December 31, 2022 as compared to the year ended December 31, 2021, primarily due to increased sales of our residential chargers, in particular our Pulsar Plus, which sales growth is directly correlated to growth in consumer adoption of EVs.

Expenses related to changes in inventories and raw materials and consumables used increased by €41,048 thousand, or 87%, for the year ended December 31, 2022 as compared to the year ended December 31, 2021. These expenses increased primarily as a result of expenses associated with the accelerated launch of new products and changes in product mix. We also experienced increased expenses related to costs of outsourcing production to third parties as a result of the growth in sales.

Employee benefits expense increased by €47,765 thousand, or 176%, for the year ended December 31, 2022 as compared to the year ended December 31, 2021, primarily due to an increase in personnel expenses stemming from hiring of employees to support our growth and the compensation expense from our benefits plans, primarily equity awards granted to employees and founders.

Other operating expenses increased by €30,571 thousand, or 72%, for the year ended December 31, 2022 as compared to the year ended December 31, 2021, primarily due to our growth in this segment.

Comparison of the years ended December 31, 2021 and 2020

The following table presents our results of operations at a segment level for EMEA for the years ending December 31, 2021 and 2020:

	Year Ended December 31,		Variance
	2021	2020	€	%

	(€ in thousands, except percentages)
Revenue	€74,279	€19,673	€54,606	278%
Changes in inventories and raw materials and consumables used	€(47,056)	€(10,557)	€(36,499)	346%
Employee benefits	(27,130)	(9,128)	(18,002)	197%
Other operating expenses	(42,273)	(7,765)	(34,508)	444%
Amortization and depreciation	(8,214)	(2,264)	(5,950)	263%
Net other income	962	288	674	234%
Operating loss	€(49,432)	€(9,753)	€(39,679)	407%

Revenue increased by €54,606 thousand, or 278%, for the year ended December 31, 2021 as compared to the year ended December 31, 2020, primarily due to increased sales of residential chargers and increased revenue from installation services in connection with the acquisition of Wallbox SA in February 2020.

Operating loss increased by €39,679 thousand, or 407%, for the year ended December 31, 2021 as compared to the year ended December 31, 2020, primarily due to the accelerated launch of new products and changes in product mix.

NORAM Segment

Comparison of the years ended December 31, 2022 and 2021

The following table presents our results of operations at a segment level for NORAM for the years ending December 31, 2022 and 2021:

	Year Ended December 31,		Variance
	2022	2021	€	%

	(€ in thousands, except percentages)
Revenue	€23,552	€4,687	€18,865	402%
Changes in inventories and raw materials and consumables used	€(15,787)	€(3,345)	€(12,442)	372%
Employee benefits	(13,533)	(2,309)	(11,224)	486%
Other operating expenses	(21,026)	(1,778)	(19,248)	1083%
Amortization and depreciation	(1,830)	(268)	(1,562)	583%
Net other income	335	(306)	641	(209)%
Operating loss	€(28,289)	€(3,319)	€(24,970)	752%

n/m = not meaningful

The increase in revenues of €18,865 thousand for the year ended December 31, 2022 as compared to the year ended December 31, 2021 is driven by the expansion of our sales presence across the region.

Employee benefits expense increased by €11,224 thousand, or 486%, for the year ended December 31, 2022 as compared to the year ended December 31, 2021, primarily due to an increase in personnel expenses stemming from hiring of employees to support our growth and the compensation expense from our benefits plans, primarily equity awards granted to employees.

Operating loss increased by €24,970 thousand, or 752%, for the year ended December 31, 2022 as compared to the year ended December 31, 2021, primarily due to headcount for regional expansion efforts and market penetration.

Comparison of the years ended December 31, 2021 and 2020

The following table presents our results of operations at a segment level for NORAM for the years ending December 31, 2021 and 2020:

	Year Ended December 31,		Variance
	2021	2020	€	%

	(€ in thousands, except percentages)
Revenue	€4,687	€1	€4,686	n/m
Changes in inventories and raw materials and consumables used	€(3,345)	€(13)	€(3,332)	n/m
Employee benefits	(2,309)	(617)	(1,692)	274%
Other operating expenses	(1,778)	(427)	(1,351)	316%
Amortization and depreciation	(268)	(114)	(154)	135%
Net other income	(306)	—	(306)	n/m
Operating loss	€(3,319)	€(1,170)	€(2,149)	184%

n/m = not meaningful

Operating loss increased by €2,149 thousand, or 184%, for the year ended December 31, 2021 as compared to the year ended December 31, 2020, primarily due to headcount for regional expansion efforts and market penetration.

APAC Segment

Comparison of the years ended December 31, 2022 and 2021

The following table presents our results of operations at a segment level for APAC for the years ended December 31, 2022 and 2021:

	Year Ended December 31,		Variance
	2022	2021	€	%

	(€ in thousands, except percentages)
Revenue	€414	€298	€116	39%
Changes in inventories and raw materials and consumables used	€(16)	€(19)	€3	(16)%
Employee benefits	(386)	(227)	(159)	70%
Other operating expenses	(113)	(63)	(50)	79%
Amortization and depreciation	(2)	(1)	(1)	n/m
Net other income	1	—	1	n/m
Operating loss	€(102)	€(12)	€(90)	750%

n/m = not meaningful

We had revenue of €414 thousand for the year ended December 31, 2022 and €298 thousand the year ended December 31, 2021, the increase was primarily a result of the expansion of our sales in this region. The fluctuation of the operating results for the year ended December 31, 2022 is as a consequence of our growth in this segment.

Comparison of the years ended December 31, 2021 and 2020

The following table presents our results of operations at a segment level for APAC for the years ending December 31, 2021 and 2020:

	Year Ended December 31,		Variance
	2021	2020	€	%

	(€ in thousands, except percentages)
Revenue	€298	€57	€241	423%
Changes in inventories and raw materials and consumables used	€(19)	€(20)	€1	(5)%
Employee benefits	(227)	(61)	(166)	272%
Other operating expenses	(63)	(37)	(26)	70%
Amortization and depreciation	(1)	—	(1)	n/m
Net other income	—	—	—	n/m
Operating loss	€(12)	€(61)	€49	(80)%

n/m = not meaningful

We had revenue of €298 thousand for the year ended December 31, 2021 as compared to €57 thousand for the year ended December 31, 2020, the increase was a result of the developing and growing of Shanghai entity after its incorporation in June 2019.

Operating loss decreased by €49 thousand, or 80%, for the year ended December 31, 2021 as compared to the year ended December 31, 2020, primarily due to increase in revenues, partially offset by the increase in operating expenses.

Reconciliations of Non-IFRS and Other Financial and Operating Metrics

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS financial measures, which is loss for the year:

For additional information about our use of Adjusted EBITDA, please refer to “Presentation of Financial and Other Information.”

	2022	2021	2020

	€ in thousands
Loss for the year	€(62,800)	€(223,777)	€(11,402)
Income tax credit	€(4,926)	€(1,807)	€(910)
Amortization and depreciation	€18,890	€8,483	€2,379
Financial income	€(2,307)	€(155)	€(6)
Financial expenses (1)	€7,998	€6,576	€1,011
EBITDA	€(43,145)	€(210,680)	€(8,928)
Fair value adjustment of convertible bonds-(2)	€—	€25,491	€—
Change in fair value of derivative warrant liabilities-(3)	€(80,748)	€68,953	€—
Share listing expense-(4)	€—	€72,172	€—
Foreign exchange gains/(losses)	€3,618	€(1,026)	€69
Share based payment expenses-(5)	€32,625	€2,455	€2,785
Transaction costs relating to the Business Combination-(6)	€—	€8,046	€—
Other items-(7)	€(1,844)	€(656)	€(289)
Adjusted EBITDA	€(89,494)	€(35,245)	€(6,363)

(1)

Financial expenses is comprised of interest and fees on bank loans, interest on lease liabilities, interest on shareholder and other borrowings, interest on convertible bonds, accretion of discount on put option liabilities and other finance costs (such as fair value loss on financial investments and impairment on financial investments), excluding fair value adjustment of convertible bonds.

(2)	Represents expenses related to fair value of convertible bonds. Please refer to Note 23 to our consolidated financial statements include elsewhere in this Annual Report.
(3)	Represents expenses or incomes related to change the fair value of the warrants liabilities. Please refer to Note 13 to our consolidated financial statements include elsewhere in this Annual Report.

(4)

The excess of fair value of Wallbox Shares issued in connection with the Business Combination over the fair value of Kensington’s identifiable net assets acquired was deemed to represent compensation for the service of stock exchange listing for its shares and was accordingly expensed as incurred. Please refer to Note 6 to our consolidated financial statements include elsewhere in this Annual Report.

(5)	Represents share based payments expense. Please refer to Note 22 to our consolidated financial statements include elsewhere in this Annual Report.
(6)	Represents expenses related to the Business Combination.
(7)

Other items consists of all other income and expenses linked to activities that are outside the core of our operating activities and may include income or losses related to gain or loss of assets, liabilities, and grants. The amounts set forth in the table above represent net other income for the periods presented.

B.	Liquidity and Capital Resources

Sources of Liquidity

We have a history of operating losses and negative operating cash flows. We have experienced net losses and significant cash outflows from cash used in operating activities over the past years as it has been investing significantly in the development of its EV charging products. During the year ended December 31, 2022, we incurred a loss for the year of €62.8 million and net cash used in operating activities of €136.3 million. As of December 31, 2022, we had cash and cash equivalents of €83.3 million, outstanding non-current loans and borrowings of €44.4 million and an accumulated deficit of €306.7 million.

Our current working capital needs relate mainly to the growth of the current business and continuing operations. Our ability to expand and grow our business will depend on many factors, including our working capital needs and the evolution of our operating cash flows.

Our primary sources of liquidity have historically been cash generated from operations, the issuance of debt and equity instruments and under bank loans.

In April 2021, we entered into a loan agreement with Banco Santander, S.A. for a loan in the amount of €12.6 million with a maturity of 2027 to finance the investments for a new factory in Zona Franca, Barcelona. Among other things, this loan originally prohibited the payment of dividends and the incurrence of liens without equally and ratably securing such loan, although in September 2021 we obtained a waiver of the loan’s prohibition of the payment of dividends. During 2020, convertible bonds were issued for an amount of €25.9 million, and in 2021 issued convertible bonds in an amount of €34.6 million. Our primary cash requirements include operating expenses, satisfaction of commitments to various counterparties and suppliers, and capital expenditures (including property and equipment). Our principal uses of cash in recent periods have been funding of our operations and development of intangibles with respect to EV chargers and energy management software.

In December 2022 we received gross proceeds of $43.5 million (€41.7 million) from the private placement of our equity securities.

On December 30, 2022, we entered into a loan agreement with Banco Santander, S.A. for a loan in the amount of €17.9 million with a maturity date in 2029.

On February 9, 2023 (the “Facility Closing Date”), Wallbox, as guarantor, and its wholly-owned direct Spanish subsidiary, Wall Box Chargers, S.L.U., as borrower (the “Borrower”) entered into a Facility Agreement (the “Facility Agreement”) with Banco Bilbao Vizcaya Argentaria S.A. (“BBVA”). The Facility Agreement provides for an aggregate term loan commitment of €25.0 million (the “Facility”), and we received net borrowings of €24.6 million after deducting fees and expenses.

The Facility is secured by certain intellectual property rights. The Facility matures on the fourth anniversary of the Facility Closing Date and under certain circumstances may be extended to mature on the fifth anniversary of the Facility Closing Date. The Borrower is permitted to prepay the Facility in whole or in part upon notice thereof in accordance with the terms of the Facility Agreement. Upon an event of default specified in the Facility Agreement that remains uncured after 15 business days, the Facility may become due and payable in full upon provision of notice thereof in accordance with the terms of the Facility Agreement. The Facility Agreement contains affirmative and negative covenants, including without limitation a minimum cash requirement and restrictions on incurrence of additional debt, liens, fundamental changes, asset sales, restricted payments and transactions with affiliates. The Facility Agreement also contains financial covenants regarding maintenance as of the end of each fiscal quarter of a maximum senior net debt to gross profit ratio ranging from 1.60x in 2023 to 0.60x in 2026 and thereafter and a minimum level of shareholders’ equity of 0.00. The Facility Agreement is governed by Spanish law.

Substantially concurrently with the closing of the Facility Agreement and in consideration thereof, we entered into a Warrant Agreement (the “Warrant Agreement”) and Subscription Agreement (the “Subscription Agreement”) with BBVA (together with its assignees, the “Warrantholder”) pursuant to which we issued to the Warrantholder, and the Warrantholder subscribed for and acquired, an aggregate of 1,007,894 warrants exercisable for 1,007,894 Class A Shares, for an exercise price of $5.32 per share. Pursuant to the Subscription Agreement, we agreed to file a registration statement for the resale of the Class A Shares issuable upon exercise of the Warrant. The Warrant Agreement provides for a redemption right in favor of Wallbox when the Class A Shares achieve a value of $11.00 per share.

We believe that our sources of liquidity and capital will be sufficient to meet our business needs for at least the next twelve months. We also expect these sources of liquidity will be sufficient to fund our long-term contractual obligations and capital needs. However, this is subject, to a certain extent, to general economic, financial, competitive, regulatory and other factors that are beyond our control. If we are unable to generate sufficient cash flows from operations in the future, we may have to obtain additional financing, which may include equity or debt issuances and/or credit financing. If we obtain additional capital by issuing equity, the interests of our existing shareholders will be diluted and, if we incur additional indebtedness, that indebtedness may contain significant financial and other covenants that may significantly restrict our operations. We cannot assure you that we could obtain additional financing on favorable terms or at all.

As of December 31, 2022, we were in compliance with the covenants under our the agreements governing our indebtedness.

Contractual Obligations and Commitments

As of December 31, 2022, we had contractual obligations to purchase, construct or develop property, plant and equipment assets, for an amount of €3,318 thousand (€11,438 thousand as of December 31, 2021) and commitments for the acquisition of intangible assets of €1,728 thousand (€1,024 thousand as of December 31, 2021). These commitments mainly correspond to the work that, as of December 31, 2022, are being executed in the investments in machinery and tools for the factories located in Texas and Barcelona. Please refer to Note 8, “Property, Plant and Equipment,” and Note 10, “Intangible Assets and Goodwill,” of the consolidated financial statements included elsewhere in this Annual Report for more information.

Additionally, our lease agreements provide for lease obligations and the future interest payable under these agreements is as set forth in the table below. Please refer to Note 9, “Assets for Rights of Use and Lease Liabilities” of the consolidated financial statements included elsewhere in this Annual Report for more information.

	Payments due by period
	€ in thousands
	Total	Less than 1 year	1-2 years	2-5 years	More than 5 years
Lease obligations	€35,387	€3,844	€3,879	9,844	17,820

Capital Expenditures

For the year ended December 31, 2022, our capital expenditures for property, plant and equipment were €36,262 thousand. We expect to spend approximately €26,177 in 2023 for capital expenditures, primarily related to machinery and tools for the factories for the Group and intend to fund these expenditures with the financing to be obtained through the banks.

Liquidity Policy

As an early-stage company, we maintain a strong focus on liquidity and define our liquidity risk tolerance based on uses and sources to maintain a sufficient liquidity position to meet our obligations under both normal and stressed conditions. We manage our liquidity to provide access to sufficient funding to meet our business needs and financial obligations, as well as capital allocation and growth objectives.

Cash Flow Summary

Comparison of the years ended December 31, 2022 and 2021

The following table summarizes our cash flows for the years ended December 31, 2022 and 2021:

	Year Ended December 31,		Variance

	2022	2021	€	%

	(€ in thousands, except percentages)
Net cash used in operating activities	€(136,292)	€(69,631)	€(66,661)	96%
Net cash used in investing activities	€(13,959)	€(88,297)	€74,338	(84)%
Net cash from financing activities	€111,747	€246,925	€(135,178)	(55)%

Operating Activities

Net cash used in operating activities increased by €66,661 thousand, or 96%, for the year ended December 31, 2022 as compared to year ended December 31, 2021, primarily due to the increase in inventories of €53,066 thousand in order to get the enough level of inventory to avoid disruptions on the manufacturing process due to the limited availability of certain key components such as semiconductors, which have recently experienced supply shortages that have significantly affected the overall automotive industry.

Investing Activities

Net cash used in investing activities decreased by €74,338 thousand, or 84%, for the year ended December 31, 2022 as compared to the year ended December 31, 2021. The net cash that was recognized from investments that were sold for €64,181 thousand offset the cash used for the acquisition of property, plant and equipment of €27,091 thousand (leasehold improvements at the headquarters located in Barcelona and the investment in the new factory in Arlington, Texas) and cash used for the acquisition of intangible assets of €7,751 thousand.

Financing Activities

Net cash from financing activities of December 31, 2022 was €111,747 thousand, primarily due to proceeds from issuing equity instruments in relation to a private placement offering of €41,726 thousand, proceeds from issuing equity instruments in relation to warrants conversions and others of €4,641 thousand, proceeds from loans net of repayments of €72,302 thousand and payments of interest, lease liabilities and bank fees of €6,880 thousand in 2022.

Comparison of the years ended December 31, 2021 and 2020

The following table summarizes our cash flows for the years ended December 31, 2021 and 2020:

	Year Ended December 31,		Variance

	2021	2020	€	%

	(€ in thousands, except percentages)
Net cash used in operating activities	€(69,631)	€(11,629)	€(58,002)	499%
Net cash used in investing activities	€(88,297)	€(19,318)	€(68,979)	357%
Net cash from financing activities	€246,925	€46,745	€200,180	428%

Operating Activities

Net cash used in operating activities increased by €58,002 thousand, or 499%, for the year ended December 31, 2021 as compared to year ended December 31, 2020, primarily due to the increase in loss of €212,375 thousand which is partially offset by the following non-cash expenses, which were not incurred during 2020, of €72,172 thousand in listing expense, €68,953 thousand change in fair value of warrants and €25,491 thousand change in fair value of bonds. Main drivers of the working capital related to the cash outflows were an increase in inventories, receivables, and other assets and partially offset by an increase in trade and other financial payables.

Investing Activities

Net cash used in investing activities increased by €68,979 thousand, or 357%, for year ended December 31, 2021 as compared to the year ended December 31, 2020, primarily due to increases in the acquisition of financial assets at fair value through profit or loss of €57,344 thousand, property, plant and equipment of €6,563 thousand, intangible assets of €4,990 thousand, loans granted to joint venture of €302 thousand, partially offset by proceeds from sale of assets of €1,098 thousand.

Financing Activities

Net cash from financing activities increased by €200,180 thousand, or 428%, for the year ended December 31, 2021 as compared to the year ended December 31, 2020, primarily due to the increase of proceeds from issuing equity instruments of €181,958 thousand, proceeds from loans net of repayments of €17,459 thousand, and proceeds from convertible bonds of €8,670 thousand and partially offset by increases in payments of interest, principal balances, put option liabilities, and other payments for €6,637 thousand.

C.	Research and Development, Patents and Licenses, etc.

For information regarding research and development policies for the last three years, Please refer to Item 4, “Information on the Company – Business Overview.”

D.	Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2021 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Our critical accounting policies are described in Note 3, “Use of Judgements and Estimates,” within our consolidated financial statements included elsewhere in this Annual Report. Actual results may differ from these estimates.

JOBS Act

The JOBS Act permits an EGC such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to use the extended transition period under the JOBS Act until the earlier of the date we (1) are no longer an emerging growth company or (2) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our consolidated financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

We will remain an emerging growth company until the earliest to occur of: (1) the last day of the fiscal year in which we have more than $1.235 billion in annual revenue; (2) the date on which we are deemed to be a “large accelerated filer,” which would occur if the market value of our equity securities held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter; (3) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period; and (4) the last day of the fiscal year ending after the fifth anniversary of Kensington’s initial public offering, or March 2, 2026.

Recent Accounting Pronouncements

Please refer to Note 4, “New IFRS and IFRIC Not Yet Effective,” of our consolidated financial statements included elsewhere in this Annual Report for more information regarding recently issued accounting pronouncements and discussion of the impact of recent accounting pronouncements, respectively.

Off Balance Sheet Arrangements

None.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

We have a one-tier board, consisting of one or more executive directors and one or more non-executive directors.

The number of executive directors and the number of non-executive directors are determined by the Board. The executive directors and non-executive directors shall be appointed as such by the General Meeting at the nomination of the Board.

A director shall be appointed for a term of approximately one year, which term of office shall lapse immediately after the close of the annual General Meeting held in the year after his or her appointment. A director may be reappointed with due observance of the preceding sentence. A non-executive director may be in office for a period not exceeding twelve (12) years, which period may or may not be interrupted, unless at the proposal of the Board the General Meeting resolves otherwise. In the event of reappointment of a non-executive director after an eight-year period (or any reappointment thereafter), the our management report shall include the reasons for such reappointment, in accordance with the principles and best practice provisions of the DCGC.

The General Meeting may at all times suspend or dismiss any director. The Board may at all times suspend an executive director.

The Board is comprised of seven directors.

The Board has adopted written rules and regulations dealing with, inter alia, its internal organization, the manner in which decisions are taken, the composition, duties and organization of committees and any other matters concerning the Board, the executive directors, the non-executive directors and committees established by the Board.

The following table lists the names, ages and positions of those individuals who serve as our directors and executive officers as of December 31, 2022. The Board is comprised of seven directors. The Board consists of an executive director and six non-executive directors. We anticipate appointing one additional non-executive director in the future.

Name	Age	Position
Executive Officers
Enric Asunción Escorsa	37	Chief Executive Officer, Director
Jordi Lainz	54	Chief Financial Officer
Eduard Castañeda	37	Chief Innovation Officer
Board Members
Enric Asunción Escorsa	37	Executive Director
Beatriz González Ordóñez	48	Non-executive Director
Francisco Riberas	58	Non-executive Director
Anders Pettersson	63	Non-executive Director
César Ruipérez Cassinello	39	Acting non-executive Director
Pol Soler	42	Non-executive Director
Donna J. Kinzel	55	Non-executive Director

Executive Officers

Enric Asunción Escorsa. Mr. Asunción is the Chief Executive Officer and Executive Director of the Board. Mr. Asunción is a Wallbox co-founder and has served as our Chief Executive Officer and as a member of the Board since 2015. Previously, Mr. Asunción served as Program Manager of Charging Installations at Tesla, Inc., an American electric vehicle and clean energy company, from June 2014 to June 2015. Prior to Tesla, Inc., Mr. Asunción worked as an engineer at Applus+ IDIADA, an engineering company providing design, testing, engineering and homologation services to the automotive industry, from July 2011 to June 2014. Mr. Asunción holds an Engineering degree from Universitat Politecnica de Catalunya (DNF). We believe Mr. Asunción is well qualified to serve on the Board due to the perspective and experience he brings as our Chief Executive Officer and co-founder and his extensive experience in the automotive industry.

Jordi Lainz. Mr. Lainz is the Chief Financial Officer. Mr. Lainz has served as our Chief Financial Officer since March 2019, and served on the Board of directors from July 2017 to May 2019. Prior to joining Wallbox, Mr. Lainz served as Corporate Director and Chief Financial Officer of Eurofred Group, distributor of air conditioning and industrial heating systems, from June 2011 to February 2019. Prior to Eurofred Group, Mr. Lainz served as a director and member of the audit committee of Ficosa International SA, an automotive global supplier, from May 1998 to May 2011. Mr. Lainz holds an Economics degree from Universitat de Barcelona and is an auditor in Spain (Censor Jurado de Cuentas).

Eduard Castañeda. Mr. Castañeda is the Chief Innovation Officer. Mr. Castañeda is a Wallbox co-founder and has served as our Chief Innovation Officer since November 2022, and was formerly Chief Product officer from 2020 to 2022 and Chief Technology Officer from 2018 to 2020. Mr. Castañeda also served on the Board of directors as a technical director from 2015 to 2020. Prior to Wallbox, Mr. Castañeda served as a Track Engineering at TPV Racing, a company that introduced telemetry data into real-time motorsports racing teams, from 2005 to 2015.

The Board

Anders Pettersson. Mr. Pettersson serves as a member of the Board. Mr. Pettersson is the former Chief Executive Officer of Thule, a leading automotive aftermarket company. Under Mr. Pettersson’s leadership, he transformed Thule from an automotive aftermarket accessories business into a lifestyle consumer brand company. Mr. Pettersson brings over 30 years of experience in sourcing, evaluating and acquiring automotive businesses around the world. Mr. Pettersson has served as Chairman of Brink Group B.V., a leading towing hitch business in Europe, since 2014, and has served as a director at ZetaDisplay AB since 2014, at KlaraBo Sverige AB since 2014, at Skabholmen Invest AB since 2009 and at PS Enterprise AB since 2005. As noted above, Mr. Pettersson served as Chief Executive Officer of Thule from 2002 to 2010, where he oversaw international expansion through the strategic acquisitions of Konig, Omnistor, Case Logic, TrackRac and Sportrack.

Mr. Pettersson has also served as Chief Executive Officer of Hilding Anders AB from 2011 to 2014 and Capital Safety Group Inc. from 2010 to 2012, and previously held executive and managerial positions with AkzoNobel N.V. and Trelleborg AB. Mr. Pettersson served as a director of Pure Safety from 2010 to 2020, a director of Pure Power from 2016 to 2019, a director of Alite International AB from 2014 to 2019, a director of Victoria Park AB from 2011 to 2019, Chairman of the board of directors of Hilding Anders AB from 2012 to 2014 and a member of the operating review board of Arle Capital Partners Limited from 2012 to 2014. Mr. Pettersson holds a Master of Science in Civil Engineering and Bachelor of Science in Business and Economics from Lund University. We believe Mr. Pettersson is qualified to serve on the Board because his extensive experience in the automotive industry. We believe Mr. Pettersson is well qualified to serve on the Board based on his extensive experience sourcing, evaluating and acquiring automotive businesses.

César Ruipérez Cassinello. Mr. Ruipérez has served as a Director of Corporate Development at Iberdrola, S.A., a Spanish multinational electric utility company (“Iberdrola”), an investor and commercial partner of Wallbox, since October 2008. At Iberdrola, Mr. Ruipérez led various acquisitions, divestments and joint ventures in different geographies and business segments. Prior to joining Iberdrola, from September 2005 to October 2008, Mr. Ruipérez served as analyst at Deloitte and 360 Corporate in the mergers and acquisitions departments, advising industrial customers and financial sponsors in various transactions, including acquisitions, divestments and restructurings. Mr. Ruipérez holds an International Business Administration degree by Universidad Pontificia Comillas in Madrid (ICADE) and Dublin City University (DCU).

Pol Soler. Mr. Soler serves as a member of the Board. Mr. Soler is the Chief Executive Officer of Quadis, a leading Spanish car dealership group. He is also a board member of Escapa, a leading Spanish bicycle distributor. Mr. Soler holds a Bachelor’s degree in Business Administration and MBA from Esade Business School. We believe that Mr. Soler is qualified to serve on the Board because of his extensive experience in the automobile industry.

Francisco Riberas. Mr. Riberas serves as a member of the Board. Mr. Riberas has been on the board of directors of Gestamp, a Spanish multinational automotive engineering company, since our inception, and was appointed the Executive Chairman on March 23, 2017. Mr. Riberas holds a Law degree and Economics and Business Administration degree from Comillas Pontifical University. Mr. Riberas began his professional career in the Gonvarri Group as director of Corporate Development and later as Managing Director. In 1977, Mr. Riberas formed Gestamp. Mr. Riberas sits on the management bodies of other Gestamp affiliates and of companies in Acek Group, including in the Gonvarri Group, Acek Energias Renovables and Inmobiliaria Acek. He is also a member of other boards of directors, including Telefonica and CIE Automotive. In addition he is chairman of the Endeavor Foundation, chairman of the Spanish Association of Automotive Suppliers (Sernauto) and chairman of the Fundación Consejo España China. We believe that Mr. Riberas is qualified to serve on the Board because of his extensive experience in the automobile industry.

Beatriz González Ordóñez. Ms. González serves as a member of the Board. Ms. González is the Founding and Managing Partner of Seaya Ventures, a Spanish venture capital firm specializing in technology companies. In addition to Wallbox, she has served as a board member of Cabify, Glovo, Spotahome, Filmin, Bewe, Revelock and Toqio, since 2014, 2016, 2016, 2020, 2015, 2019, and 2021, respectively. She also serves as an independent board member of Endeavor Spain and Idealista. Prior to founding Seaya in 2012, Ms. González worked at Morgan Stanley, in the finance and investment industry, from 1998 to 2000, Darby Overseas Investments, a private equity firm, from 2002 to 2003, Excel Partners, a private equity firm, from 2003 to 2004, and Fonditel, the largest pension fund in Spain, from 2005 to 2011. Ms. González holds a Finance degree from CUNEF and an MBA from Columbia Business School. We believe Ms. González is qualified to serve on the Board based on her extensive experience managing funds in the technology sector.

Donna J. Kinzel. Ms. Kinzel serves as a member of the Board. Ms. Kinzel is the Chief Financial Officer of Ursuline Academy in Wilmington, Delaware. In her role, she is responsible for all aspects of Ursuline Academy’s financial and operating functions to ensure support of the school’s mission, core values, and strategic plan. Prior to her current role, Ms. Kinzel served as Senior Vice President, Chief Financial Officer and Treasurer atPepco Holdings. In this role, she oversaw the financial planning and analysis, operational finance, accounting, treasury and risk management functions for Pepco Holdings. Ms. Kinzel was elected as the chair of our audit committee in 2022, and brings with her an extensive history of accounting and finance with large, public organizations. We believe Ms. Kinzel’s expertise has helped us and will continue to help us to develop best practices as a public company.

There are no family relationships among any of our executive officers or directors.

Director Nomination and Appointment Rights

Iberdrola is the indirect owner of 100% of the interests in Inversiones Financieras Perseo, S.L. (“Perseo”), a shareholder and commercial partner of Wallbox. On October 5, 2021, Enric Asunción Escorsa furnished a letter to Inversiones Financieras Perseo, S.L. Pursuant to such letter, Mr. Asunción agreed to take best efforts to support the election of one director as Perseo may designate, for so long as Perseo owns shares representing 3% of the share capital outstanding of Wallbox N.V. Cesar Ruiperez Cassinello currently serves as Iberdrola’s acting director designee on the Board.

B.	Compensation

We set out below the amount of compensation paid and benefits in kind provided by us or our subsidiaries to our executive officers and members of the Board for services in all capacities to us or our subsidiaries for the year ended December 31, 2022, as well as the amount contributed by us or our subsidiaries to retirement benefit plans for our executive officers and members of the Board.

Compensation of Our Executive Officers

The amount of compensation, including benefits in kind, accrued or paid to our executive officers with respect to the year ended December 31, 2022 is described in the table below:

All executives

(Euros thousand)
Periodically-paid remuneration	€886
Bonuses	€526
Share based payments(1)	€9,769
Additional benefit payments(2)	—
Total compensation	€11,181

(1)

Includes the stock options granted to our founders in April 2022 under the Legacy Stock Option Program. These stock options will, for a period of three years, become exercisable in equal monthly installments and will expire five years from the grant date. See “— Wallbox Legacy Employee Stock Option Programs” for additional information about these stock options.

(2)	No amounts were set aside or accrued by Wallbox in 2022 to provide pension, retirement or similar benefits for our executive officers.

Remuneration for Members of the Board

The compensation of the executive directors shall be determined by the Board with observance of the remuneration policy adopted by the General Meeting at the proposal of the Board. The executive directors shall not participate in the deliberations and decision-making regarding the determination of the remuneration of the executive directors. The compensation of the non-executive directors shall be determined by the Board with observance of the remuneration policy adopted by the General Meeting.

Any compensation in the form of our Shares or rights to subscribe for our Shares will be subject to the approval of the General Meeting. Such proposal shall state at least the maximum number of Shares or rights to subscribe for Shares that may be granted to directors and the criteria for making or amending such grants.

Our remuneration policy authorizes the Board to determine the amount, level and structure of the compensation packages of our directors at the recommendation of our compensation committee. These compensation packages may consist of a mix of fixed and variable compensation components, including base salary, short-term incentives, long-term incentives, fringe benefits, severance pay and pension arrangements, as determined by the Board.

With respect to the year ended December 31, 2022, our non-executive directors are entitled to receive the cash compensation, as described in the table below (in Euros thousand):

Non-executive director	Member of the Board		Member of the Compensation Committee		Member of the Audit Committee		Member of the Nominating and Governance Committee		Total
Beatriz González Ordóñez	€40		€0		€10	(*,**)	€5		€55
Francisco Riberas	€40		€10	(*)	€2	(**)	€0		€52
Anders Pettersson	€60	(*)	€5		€0		€0		€65
César Ruipérez Cassinello	€2	(**)	€0		€0		€0	(*,**)	€2
Pol Soler	€40		€5		€5		€5		€55
Donna Kinzel	€21	(**)	€0		€8	(*,**)	€0		€29
Diego Dĺaz Pilas	€38	(**)	€0		€0		€7	(*,**)	€45

(*)	Chairman of the Board or the applicable committee.
(**)	Pro-rated amount based on the time served on the Board or applicable committee during 2022.

Equity Awards

Our founders, directors and executive officers held the following stock options (both vested and unvested) as of December 31, 2022:

Beneficiary	Grant date	Number of options outstanding	Strike price
Enric Asunción Escorsa (*)	April 6, 2022	775,267	€1.93
Jordi Lainz	October 1, 2021	1,906,924	€0.0021
Jordi Lainz	April 8, 2022	350,000	—
Eduard Castañeda (*)	April 6, 2022	258,342	€1.93
Jordi Lainz	October 1, 2021	2,161,447	€0.0021

(*)

As of December 31, 2021, both Enric Asuncion Escorsa and Eduard Castaneda were already participating in the Founders Stock Option Plan as discussed in Note 22 of the consolidated financial statements included elsewhere in this Annual Report. On April 6, 2022, Enric Asuncion Escorsa was granted 777,267 options and Eduard Castaneda was granted 258,342, in each case, with a strike price of €1.93.

Wallbox Legacy Employee Stock Option Programs

Prior to the Business Combination, certain beneficiaries were given the opportunity to participate in an Employee Stock Option Program (the “Legacy Stock Option Program”) as part of a long-term equity incentive scheme. The Legacy Stock Option Program consists of three different programs: one for founders, one for management and one for other employees. The Legacy Stock Option Program for founders was adopted by our shareholders in June 2021. The Legacy Stock Option Program for management was adopted by our shareholders in July 2018. The Legacy Stock Option Program for employees was adopted by our shareholders in May 2020.

Under the Legacy Stock Option Program for founders, we have reserved for issuance to the beneficiaries 1,033,610 stock options to purchase our shares at a per share exercise price equal to €1.93. Stock options granted under the Legacy Stock Option Program for founders will, for a period of 3 years, only become exercisable in equal monthly installments, determined by pro rating the options (i.e. 1/36th per month) over such three year period, on the last day of each calendar month and will be freely exercisable thereafter; provided all such options will expire after five years from the grant date. Founders who terminate employment with we may retain any stock options vested as of the applicable termination date. On April 6, 2022, Enric Asuncion Escorsa was granted 777,267 options and Eduard Castañeda was granted 258,342, in each case, with a strike price of €1.93.

Under the Legacy Stock Option Program for management, the beneficiaries received 7,253,823 stock options to purchase Class A Shares at a per share exercise price equal to €0.0021. Stock options granted under the Legacy Stock Option Program for managers generally vest in equal yearly instalments on the last day of each year over a 3 year period and expire 2 years from the last of such vesting dates. Managers who terminate employment with we may retain any stock options vested.

Under the Legacy Stock Option Program for employees, the beneficiaries received 1,626,206 stock options to purchase Class A Shares at a per share exercise price equal to €0.0021. We have agreed to reimburse such employees for the amount of any exercise price paid in connection with the exercise of such options. Stock options granted under the Legacy Stock Option Program for employees generally vest in equal monthly installments on the last day of each calendar month over an 8 month period. Employees who terminate employment with we may retain any stock options vested as of the applicable termination date.

In accordance with the terms of the Legacy Stock Option Programs for employees, participants were entitled to execute their vested shares at the occurrence of an “Exit Event” and were not exercisable until an “Exit Event” occurs. Notwithstanding the foregoing, following the consent of each individual award holder, this “Exit Event” requirement was waived and the stock options will instead became vested and exercisable based on the conditions applicable to such stock options as of immediately prior to the Business Combination without regard to the “Exit Event” condition.

Wallbox N.V. 2021 Equity Incentive Plan

We maintain the Incentive Plan (an omnibus equity incentive plan), as a means to attract, retain and incentivize service providers (including executive officers), consultants and directors, and employees and consultants of any of our subsidiaries, as well as such other persons designated as eligible for participation by the plan administrator in its discretion are eligible to receive awards under the Incentive Plan.

The number of shares initially available for issuance under awards granted pursuant to the Incentive Plan was 17,090,419. The number of shares initially available for issuance will be increased on January 1 of each calendar year beginning in 2022 and ending in 2031, by an amount equal to the lesser of (a) 2.5% of the shares of Class A Shares outstanding on the final day of the immediately preceding calendar year and (b) such smaller number of shares as determined by the Board.

Wallbox N.V. Amended and Restated 2021 Employee Stock Purchase Plan

In connection with the Business Combination, the Board adopted an ESPP (as amended by the Board on December 14, 2022) in order to facilitate employees of ours and our affiliates to purchase Class A Shares at a discount through payroll deductions and to benefit from share price appreciation, thus enhancing the alignment of employee and shareholder interests, which is essential to our long term success. The material terms of the ESPP are summarized below.

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

Shares Available for Awards; Administration

8,545,209 shares were initially reserved for issuance under the ESPP, which was increased by 1,377,838 on January 1, 2022. In addition, the number of shares available for issuance under the ESPP will be annually increased on January 1 of each calendar year beginning in 2022 and ending on and including January 31, 2031, by an amount equal to the lesser of (A) 1% of the aggregate number of shares of Class A Shares outstanding on the final day of the immediately preceding calendar year and (B) such smaller number of shares as is determined by the Board. The Board or the compensation committee of the Board will administer and will have authority to interpret the terms of the ESPP and determine eligibility of participants. We expect that the compensation committee will be the initial administrator of ESPP.

Eligibility

We expect that substantially all of our employees will be eligible to participate in the ESPP.

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

Plan Amendment; Termination

The plan administrator may amend, suspend or terminate the ESPP at any time. However, shareholder approval will be obtained for any amendment that increases the aggregate number or changes the type of shares that may be sold pursuant to rights under the ESPP, in excess of the initial pool and annual increase as described above, or changes the corporations or classes of corporations whose employees are eligible to participate in the ESPP. The ESPP will continue until terminated by the Board.

C.	Board Practices

Director and Officer Qualifications

We are not expected to formally establish any specific, minimum qualifications that must be met by each of its officers. However, we expect generally to evaluate several qualities, including the following: educational background, diversity of professional experience, including whether the person is a current or was a former chief executive officer or chief financial officer of a public company or the head of a division of a prominent international organization, knowledge of our business, nationality, integrity, professional reputation, independence, wisdom, and ability to represent the best interests of our shareholders.

The Board has adopted a Board Profile Policy, a Diversity Policy and Board Regulations regarding director qualification considerations.

Corporate Governance Practices

DCGC

As a listed Dutch public limited liability company (naamloze vennootschap), we are subject to the DCGC. The DCGC contains both principles and best practice provisions on corporate governance that regulate relations between the board and the general meeting and matters in respect of financial reporting, auditors, disclosure, compliance and enforcement standards. The DCGC is based on a “comply or explain” principle. Accordingly, companies are required to disclose in their statutory management report, filed in the Netherlands, whether they comply with the provisions of the DCGC. For further information and the full text of the DCGC please refer to: www.mccg.nl.

On December 20, 2022, the Corporate Governance Code Monitoring Committee published an update to the DCGC. The updated DCGC entered into force as for the financial year beginning on or after January 1, 2023, meaning that compliance with the updated DCGC will need to be accounted for in the management report for the financial year 2023.

We acknowledge the importance of good corporate governance. However, we do not comply with all the provisions of the DCGC, to a large extent because such provisions conflict with or are inconsistent with the corporate governance rules of the NYSE and U.S. securities laws, or because we believe such provisions do not reflect customary practices of global companies listed on the NYSE.

Except as set out below, during the fiscal year to which this report relates, we have complied with the principles and best practice provisions of the DCGC, to the extent that these are directed at the Board.

Compensation (best practice provisions 3.1.2, 3.2.3, 3.3.2, 3.3.3 and 3.4.1)

Consistent with market practice in the United States, and for as long as that is the trading jurisdiction of our Class A Shares, and in order to further support our ability to attract and retain the right highly qualified candidates for the Board:

•

options awarded to our executive directors as part of their compensation could (subject to the terms of the option awards) vest and become exercisable during the first three years after the date of grant;

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

Committees of the Board of Directors

The Board established three standing committees from among its non-executive directors, including an Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee. The Board shall remain collectively responsible for decisions prepared by the committees.

Audit Committee

Audit committee members are non-executive directors of the Board and are Beatriz González, Donna J. Kinzel, and Pol Soler. Donna J. Kinzel serves as chair of the audit committee.

Each member of the audit committee is expected to be financially literate and at least one member is expected to qualify as an “audit committee financial expert” as defined in applicable SEC rules.

The audit committee advises the Board in relation to its responsibilities, undertakes preparatory work for the Board’s decision-making regarding the supervision of the integrity and quality of our financial reporting and the effectiveness of our internal risk management and control systems and shall prepare resolutions of the Board in relation thereto. The our Board adopted an audit committee charter, which details the principal functions of the audit committee, including, among other things:

•	meeting with our independent registered public accounting firm regarding, among other issues, audits, and adequacy of our accounting and control systems;

•	monitoring the independence of our independent registered public accounting firm;

•	verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

•	inquiring and discussing with management our compliance with applicable laws and regulations;

•	pre-approving all audit services and permitted non-audit services to be performed by our independent registered public accounting firm, including the fees and terms of the services to be performed;

•	appointing or replacing our independent registered public accounting firm;

•

determining the compensation and oversight of the work of our independent registered public accounting firm (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

•

establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies; and

•	reviewing and approving related party transactions in accordance with our Related Party Transaction Policy and Procedures.

Compensation Committee

Compensation committee members are non-executive directors of the Board and include Francisco Riberas, Pol Soler and Anders Pettersson. Francisco Riberas serves as chairman of the compensation committee.

The compensation committee advises the Board in relation to its responsibilities and shall prepare resolutions of the Board in relation thereto. The Board adopted a compensation committee charter which details the principal functions of the compensation committee, including, among other things:

•

reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chair of the Board and Chief Executive Officer’s compensation, evaluating the Chair of the Board and Chief Executive Officer’s performance in light of such goals;

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

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and is directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by the NYSE and the SEC.

Nominating and Corporate Governance Committee

Nominating and corporate governance committee members are non-executive directors of the Board and are César Ruipérez Cassinello (as acting non-executive director), Pol Soler and Beatriz González Ordóñez. César Ruipérez Cassinello serves as chairman of the nominating and corporate governance committee.

The nominating and corporate governance committee advises the Board in relation to its responsibilities and shall prepare resolutions of the Board in relation thereto. The nominating and corporate governance committee is also responsible for overseeing the selection of persons to be nominated to serve on the Board and shaping our corporate governance. The nominating and corporate governance committee will consider persons identified by its members, management, shareholders and others. the Board adopted a nominating and corporate governance committee charter which details the principal functions of the nominating and corporate governance committee, including, among other things:

•	developing and recommending to the Board a set of corporate governance guidelines;

•	assessing the functioning of individual directors of the Board and making recommendations for appointments and reappointments to the Board and the committees of the Board;

•	supervising the policy of the Board on the selection criteria and appointment procedures for senior management;

•

participating in our succession planning for the Chair of the Board and Chief Executive Officer and other executive officers, including an emergency succession plan for the Chair of the Board and Chief Executive Officer; and

•	making recommendations to the Board regarding other company governance matters.

Duties of Board Members and Conflicts of Interest

The Board is entrusted with the management of our Company and, for such purpose, has all the powers within the limits of the law that are not granted by our Articles of Association to others. We have a one-tier board, consisting of one or more executive directors and one or more non-executive directors.

The executive directors are primarily responsible for all of our day-to-day operations. The non-executive directors supervise (i) the executive directors’ policy and performance of duties and (ii) our general affairs and its business, and render advice and direction to the executive directors. The executive directors shall timely provide the non-executive directors with the information they need to carry out their duties. The directors furthermore perform any duties allocated to them under or pursuant to the law or Articles of Association. Each director has a duty to our Company to properly perform its duties. In the performance of their tasks, the directors shall be guided by the interests of our Company and the enterprise connected with it. Under Dutch law, the interests of our Company and the enterprise connected with it extend to the interests of all stakeholders, such as shareholders, creditors, employees, customers and suppliers.

Pursuant to our Articles of Association and the regulations of the Board (the “Board Regulations”), a Director shall not participate in the discussions and/or decision-making process on a subject or transaction in relation to which he/she has a direct or indirect personal conflict of interest with our Company within the meaning of Article 13.2 of the Board Regulations or Section 2:140 paragraph 5 DCC (“Conflict of Interest”). Such transaction must be concluded on terms which are customary in the market concerned and be approved by the Board.

During the year ended December 31, 2022, there were no transactions where there was a Conflict of Interest.

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

Additionally, the shareholders approved a remuneration policy for non-executive directors that provides for compensation, including an annual cash fee, an annual equity grant, an annual fee for membership on a committee of the Board, an annual fee for acting as a chairperson of the Board and annual fee for acting as a chairperson of a committee of the Board. The remuneration policy was adopted by non-executive directors.

Board Observers

Mr. Marc Sabé served during the year ended December 31, 2022 and continues to serve as an observer on our Board. Mr Sabé is an employee of Eurofred, S.A., which is company affiliated with one of our major shareholders, Mingkiri, S.L.

In March 2023, we appointed two observers to our Board, Dr. Dieter Zetsche, Chairman of TUI AG and former Chairman of the Board of Management of Daimler AG and Head of Mercedes-Benz (XETRA: MBG), and Justin Mirro, Founder and President of Kensington Capital Partners LLC.

D.	Employees

Average number of employees in the last 3 years is:

(Average number of employees)	2022	2021	2020
Directives	41	22	20
Administrative	445	261	79
Commercials	194	117	55
Operators	38	23	11
Engineers	464	177	107

Total	1.182	600	272

We strive to offer competitive employee compensation and benefits in order to attract and retain a skilled and diverse workforce. As of December 31, 2022, we had 1267 employees, more than 359 of whom are hardware engineers, more than 258 of whom are software developers and more than 240 of whom are focused on product sales. Most of our employees are located in Spain, although its global footprint has employees working in offices across seven European countries, an office in China and another in the United States. We have not experienced a work stoppage and believe it maintains positive relationships with our employees. The employment terms and conditions of the employees based in Spain are governed by the collective bargaining agreement of the metal sector applied at a regional sector in Madrid and in Barcelona (published within the Official Gazette of Madrid and Barcelona on February 14, 2019 and January 18, 2021, respectively).

E.	Share Ownership

For information regarding the share ownership of Directors and officers, refer to Item 7, “Major Shareholders and Related Party Transactions – Major Shareholders” included elsewhere in this Annual Report. For information regarding our equity incentive plans, refer to Item 6, “Directors, Senior Management and Employees – B. Compensation” included elsewhere in this Annual Report.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information relating to the beneficial ownership of our Class A Shares and Class B Shares as of March 1, 2023, for:

•	each person, or group of affiliated persons, known by us to beneficially own 5% or more of our outstanding Class A Shares or Class B Shares;

•	each of our current executive officers and our Directors; and

•	all of our current executive officers and our Directors as a group.

For further information regarding material transactions between us and principal shareholders, Please refer to “Related Party Transactions” below.

The number of Class A Shares and/or Class B Shares beneficially owned by each entity, person, executive officer or Board member is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of March 1, 2023 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Class A Shares or Class B Shares held by that person.

As of March 1, 2023, there were 149,154,571 Class A Shares outstanding and 23,250,793 Class B Shares outstanding.

Unless otherwise indicated, the address of each person named below is c/o Wallbox N.V. Carrer del Foc, 68 Barcelona, Spain 08038.

	Class A Shares		Class B Shares(1)		Combined Voting Power (%)(2)
Beneficial Owner	Number	%	Number	%
Executive Officers and Directors of Wallbox
Enric Asunción Escorsa(3)	921,053	*	18,898,908	80.3%	49.7%
Jordi Lainz(4)	1,869,672	1.2%	—	—	*
Eduard Castañeda	—	—	4,725,133	20.2%	12.4%
Anders Pettersson	1,545,000	1.0%	—	—	*
Francisco Riberas(5)	8,037,541	5.4%	—	—	2.1%
Pol Soler(6)	13,616,214	9.1%	—	—	3.6%
Beatriz González Ordóñez(7)	11,505,865	7.7%	—	—	3.0%
Donna J. Kinzel	—	—	—	—	—
Cesar Ruiperez Cassinello	—	—	—	—	—
All executive officers and directors of Wallbox as a group (9 persons)	37,495,345	24.8%	3,624,041	100%	71.2%
5% and Greater Shareholders
KARIEGA VENTURES, S.L.(3)	—	—	18,618,950	80.1%	48.8%
Inversiones Financieras Perseo, S.L.U.(8)	17,073,470	11.4%	—	—	4.5%
Mingkiri, S.L. (Eurofred Spain, S.L.)(9)	15,404,538	10.3%	—	—	4.0%
Infisol 3000, S.L.(6)	13,240,274	8.9%	—	—	3.5%
Seaya Ventures II, Fondo De Capital Riesgo(7)	11,505,865	7.7%	—	—	3.0%
Black Label Equity I SCR SA(10)	9,110,175	6.1%	—	—	2.4%
AM Gestió, S.L.(11)	8,469,293	5.7%	—	—	2.2%
Cathay Innovation SAS(12)	8,732,888	5.9%	—	—	2.3%

*	Indicates a shareholding of less than 1%.

(1)

Each Class B Share is convertible at any time at the option of the holder into one Class A Share and one Conversion Share. Beneficial ownership of Class B Shares reflected in this table has not also been reflected as beneficial ownership of Class A Shares into which the Class B shares may be exchanged.

(2)

The percentage reported under “Combined Voting Power” represents the voting power with respect to all of our Class A Shares and Class B Shares outstanding as of March 1, 2023, voting as a single class. Holders of our Class A Shares are entitled to one vote per share, and holders of our Class B Shares are entitled to ten votes per share.

(3)

Each of KARIEGA VENTURES, S.L. and Enric Asunción Escorsa has shared voting power and shared investment power over 18,618,950 Class B Shares held of record by KARIEGA VENTURES, S.L.. Enric Asunción Escorsa has sole voting power and sole dispositive power over 921,053 Class A Shares, and 279,958 Class B Shares underlying stock options that are exercisable within 60 days of March 1, 2023. The address of KARIEGA VENTURES, S.L. is Av. Diagonal 419, 4 Planta, Barcelona, Spain 08008. Enric Asunción Escorsa is the Chief Executive Officer and a member of the Board.

(4)

Includes 58,333 restricted stock units to be settled in Class A Shares within 60 days of March 1, 2023 and 1,780,164 Class A Shares underlying stock options that are exercisable within 60 days of March 1, 2023.

(5)

Francisco Jose Riberas Mera is the Sole Administrator of Orilla Asset Management, S.L., which holds 8,037,541 Class A Shares. Investment and voting decisions with respect to the shares held by Orilla Asset Management are made by Francisco Jose Riberas Mera who has sole dispositive power over such shares. The address of Orilla Asset Management, S.L. is The address of Orilla Asset Management, S.L. is Alcala nº 52, Piso 3º, Puerta Izquierda, Madrid 28014, Spain.

(6)

Based solely on a Schedule 13D filed on February 14, 2022, Infisol 3000, S.L. has sole voting power and sole investment over 13,240,274 Class A Shares, and Mesrrs. Juan Manuel Soler Pujol, Lluis Soler Masferrer, Daniel Soler Masferrer and Pol Soler may be deemed to have shared voting power and shared dispositive power over such shares. Pol Soler has sole voting power and sole dispositive power over 375,940 Class A Shares. The address of the foregoing named beneficial owners Calle Josep Irla i Bosch, numeros 1-3, Barcelona, Spain 08034. Pol Soler is a member of the Board.

(7)

Based solely on a Schedule 13G filed on February 11, 2022, Seaya Ventures II, Fondo De Capital Riesgo, Beatriz González Ordóñez and José Maria Múgica Murga have shared voting power and shared dispositive power over 11,505,865 Class A Shares. Seaya Ventures II, Fondo De Capital Riesgo is the record holder, and Ms. Beatriz González Ordóñez and Mr. José Marĺa Múgica Murga share investment and dispositive power over the securities held of record by Seaya.The address of the foregoing named beneficial owners is Calle Alcala, numero 54, Madrid, Spain 28014. Ms. González Ordóñez is a member of the Board.

(8)

Based solely on a Schedule 13G/A filed on February 10, 2023, Iberdrola, S.A., Iberdrola Participaciones S.A.U. and Inversiones Financieras Perseo S.L.U. have shared voting power and shared investment power over 17,073,470 Class A Shares. The address of the foregoing beneficial owners is Plaza Euskadi, 5, Bilbao (Bizkaia), Spain 48009.

(9)

Based solely on a Schedule 13G filed on February 10, 2022, MINGKIRI, S.L. has shared voting power and shared investment power over 15,304,538 Class A Shares and Marta Santacana Gri has shared voting power and shared investment power over 15,404,538 Class A Shares. Marta Santacana Gri may be deemed the beneficial owner of 15,404,538 Class A Ordinary Shares, which consist of (i) 15,304,538 Class A Ordinary Shares held of record by MINGKIRI, S.L. and (ii) 100,000 Class A Ordinary Shares held of record by Anangu Grup S.L. Marta Santacana Gri has sole investment and dispositive power over the securities held of record by MINGKIRI, S.L. and shares investment and dispositive power over the securities held of record by Anangu Grup S.L. The address of the foregoing named reporting persons is Marquest de Sentmenat 97, Barcelona, Spain 08029.

(10)

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

(11)

Based solely on a Schedule 13G filed on March 9, 2022. AM Gestió, S.L. has sole voting power over 8,469,293 Class A Shares. The address of the foregoing named beneficial owner Rossello Street 224, 3. Barcelona, Spain 08008.

(12)

Based solely on a Schedule 13G filed on February 1, 2022, Cathay Innovation SAS has sole voting power and sole dispositive power over 8,732,888 Class A Shares. The address of the foregoing named beneficial owner is 52 Rue d’Anjou, Paris, France 75008.

Significant Changes in Ownership

To our knowledge, other than as provided in the table above, other filings with the SEC, public disclosure and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder during the past three years.

Registered Holders

To our knowledge, 65,496,020 Class A Shares, representing approximately 44% of our total outstanding Class A Shares, were held by 23 record shareholders with registered addresses in the United States. To our knowledge, no Class B Shares were held by record shareholders with registered addresses in the United States.

Change in Control Arrangements

We are not aware of any arrangement that may at a subsequent date result in a change of control of our Company.

B.	Related Party Transactions

The following includes, among other information, a description of related party transactions, as defined under Item 7.B of Form 20-F, since January 1, 2022.

Loan with Wallbox FAWSN

At December 31, 2022, we classified the investment with Wallbox FAWSN as an asset held for sale and as of the year ended December 31, 2022, we have committed to a plan to sell this investment with the intention to complete the sale by year’s end. The loans with Wallbox FAWSN are equal to €1,411 thousand at December 31, 2022 and €1,251 thousand at December 31, 2021 and fully depreciated in 2022. These loans bear an interest rate of 5%. We booked an interest income of €47 thousand and €61 thousand in the years ended December 31. 2022 and 2021, respectively. In addition, the outstanding trade receivables as of December 31, 2022 and 2021 were €534 thousand and €535 thousand, respectively. These trade receivables are also fully depreciated in 2022.

Private Placement Equity Offering

In connection with the December 2022 private placement of Class A Shares, Enric Asunción Escorsa purchased 921,053 Class A Shares, Orilla Asset Management, S.L. purchased 3,759,399 Class A Shares, AM Gestió, S.L. purchased 751,880 Class A Shares and each of Infisol 3000, S.L., Inversiones Financieras Perseo S.L. and Anangu Grup, S.L. purchase 375,940 Class A Shares, in each case, at price of $5.32 per share, the same terms as other investors.

Iberdrola

Iberdrola S.A. (together with its affiliates, “Iberdrola”) is the indirect owner of 100% of the interests in Inversiones Financieras Perseo, S.L. (“Perseo”) a greater than 5% shareholder of Wallbox.

In June 2021, we entered into a lease with a subsidiary of Iberdrola for Company offices located in Barcelona. The lease agreement provides for a monthly payment to be annually updated. This lease agreement covers the period until August 2031. During the year ended December 31, 2022, the Company paid Iberdrola an aggregate of €609 thousand in rent and other expenses under the lease agreement.

In July 2020, Iberdrola entered into Letter of Intent to purchase Supernova charging stations from Wallbox. The terms of this letter of intent, in which Iberdrola expressed its interest in purchasing 6,500 Supernova chargers and, in 2022, express an interest to increase the number of public use chargers it plans to purchase for a total of 10,000 chargers. During 2022, no public chargers were sold to Iberdrola under the letter of intent. In the normal course of business, we enter into transactions and commercial arrangements with affiliates of Iberdrola, which, for the year ended December 31, 2022, involved sales of our chargers in an aggregate amount of €4.3 million which represent the same purchase price as is sold to unrelated third parties.

On September 27, 2021, we, as buyer, entered into a Power Purchase Agreement (“PPA”) with Iberdrola Clientes, S.A.U. (“Iberdrola Clientes”), a Spanish limited liability company and affiliate of Iberdrola, as seller, for the supply of renewable energy to meet the energy demands of our Zona Franca factory located in Poligono Industrial Zona Franca Calle D, 26-08040 Barcelona, Spain (the “Zona Franca Factory”). Pursuant to the PPA, Iberdrola Clientes, installed, commissioned and operates certain photovoltaic facilities (the “Facilities”). The Facilities are considered a “self-consumption” facility and as such, Iberdrola Clientes is entitled to market any excess energy generated by the Facilities that remain after our Zona Franca Factory’s energy needs have been met. The PPA has an initial term of ten (10) years and is renewable for an additional period of fifteen (15) years. In the fiscal year ended December 31, 2022, we paid Iberdrola Clientes €8,800 under this agreement.

On October 5, 2021, Enric Asunción Escorsa furnished a letter to Perseo pursuant to which Mr. Asunción agreed to take best efforts to support the election of the director Perseo designates under the designation right Perseo has for so long as it owns shares representing 3% of our outstanding share capital. Cesar Ruiperez Cassinello currently serves as such director designee on the Board.

Remuneration Arrangements with the Board and Senior Management

For a description of our remuneration arrangements with members of the Board and senior management, Please refer to Item 6, “ Directors, Senior Management and Employees – B. Compensation.”

Indemnification

Our Articles of Association provides for certain indemnification rights for our directors relating to claims, suits or proceedings arising from his or her service to our Company or, at our request, service to other entities, as directors or officers to the maximum extent permitted by Dutch law.

Review, Approval or Ratification of Transactions with Related Persons

Our Board of Directors has adopted a written Related Parties Transaction Policy and Procedures to set forth the policies and procedures for the review and approval or ratification of related party transactions. This policy covers material transactions or loans reportable under this Item between the Company and a related party, including without limitation our directors and senior management as well as their family members, and certain shareholders, and provides that such transactions be reviewed and approved or ratified by the Audit Committee. Such review shall assess if the transaction is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third party, whether the transaction is inconsistent with the interest of the Company and its shareholders, the extent of the related party’s interest in the transaction, and shall also take into account the conflicts of interest and corporate opportunity provisions of our organizational documents.

In addition to the conflict of interest rules included in the Board Regulations, we adopted a Code of Ethics & Conduct that applies to all of its employees, officers and directors, including those officers responsible for financial reporting, relating to, inter alia, conflicts of interest and transactions that may result in a conflict of interest with our Company, our Code of Ethics & Conduct is available on its website. We intend to disclose any amendment to the code, or any waivers of its requirements, on its website to the extent required under applicable law, rules, regulations or stock exchange requirements.

C.	Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

Consolidated Statements and Other Financial Information

Consolidated financial statements

Refer to Item 18, “Financial Statements” included elsewhere in this Annual Report, which are incorporated herein by reference.

Legal and Arbitration Proceedings

We are not party to any material legal proceedings. From time to time, we may be involved in legal proceedings or subject to claims incident to the ordinary course of business. Regardless of the outcome, such proceedings or claims can have an adverse impact on us because of defense and settlement costs, diversion of resources and other factors, and there can be no assurances that favorable outcomes will be obtained.

Dividend Policy

We have not paid any cash dividends on the our shares to date and does not intend to pay cash dividends. For the foreseeable future, we intend to retain all available funds and any future earnings to fund the development and expansion of our business. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of the Business Combination. Under Dutch law, we may only pay dividends to the extent our equity (eigen vermogen) exceeds the sum of its paid up and called up part of its issued capital and the reserves which must be maintained pursuant to the law and (if it concerns a distribution of profits) after adoption by the General Meeting of the annual accounts from which it appears that such distribution is permitted. Subject to such restrictions, any future determination to pay dividends will be at the discretion of the Board. The Board may decide that all or part of the remaining profits shall be added to the reserves. After such reservation, any remaining profit will be at the disposal of the General Meeting. The Board may resolve to make interim distributions on Shares, subject to certain requirements, and with observance of (other) applicable statutory provisions, without the approval of the General Meeting. However, we do not anticipate paying any dividends on the our shares for the foreseeable future.

We have not declared or paid dividends in the years ended December 31, 2020, 2021 and 2022.

Significant Changes

Please refer to Note 28, “Events After the Reporting Period,” within our consolidated financial statements included elsewhere in this Annual Report for details regarding events subsequent to the reporting period.

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

E.	Taxation

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

This discussion does not address all U.S. federal income tax consequences that may be relevant to a holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address all U.S. federal income tax consequences relevant to holders subject to special rules, including, without limitation:

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

U.S. Holders

Distributions on Class A Shares

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” if we make distributions of cash or property on the Class A Shares, the gross amount of such distributions (including any amount of foreign taxes withheld) to a U.S. Holder will generally be treated for U.S. federal income tax purposes first as a dividend to the extent of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), and then as a tax-free return of capital to the extent of the U.S. Holder’s tax basis in the Class A Shares, with any excess treated as capital gain from the sale or exchange of the shares. Because we do not expect to maintain calculations of its earnings and profits under U.S. federal income tax principles, a U.S. Holder should expect all cash distributions to be reported as dividends for U.S. federal income tax purposes. Any dividend will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Dividends received by certain non-corporate U.S. Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower applicable capital gains rates, provided that:

•

either (a) the Shares are readily tradable on an established securities market in the United States, or (b) we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program;

•

we are neither a PFIC (as discussed below under “—Passive Foreign Investment Company Rules”) nor treated as such with respect to a U.S. Holder in our taxable year in which the dividend is paid or the preceding taxable year;

•	the U.S. Holder satisfies certain holding period requirements; and

•	the U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property.

U.S. Treasury Department guidance indicates that the Class A Shares, which are listed on the NYSE, are readily tradable on an established securities market in the United States. Thus, we believe that any dividends that we pays on the Class A Shares will be potentially eligible for the lower tax rates. U.S. Holders should consult their own tax advisors regarding the availability of the lower tax rates for dividends paid with respect to Class A Shares.

The amount of any dividends paid in Euros will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. A U.S. Holder may have foreign currency gain or loss (which will generally will be treated as U.S. source ordinary income or loss) if the dividend is converted into U.S. dollars after the date of receipt.

Subject to certain conditions and limitations (including a minimum holding period requirement), any foreign withholding taxes on dividends may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. However, recently issued Treasury regulations that apply to taxes paid or accrued in taxable years beginning on or after December 28, 2021 (the “Foreign Tax Credit Regulations”) impose additional requirements for foreign taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. Subject to certain exceptions, dividends on Class A Shares will constitute foreign source income for foreign tax credit limitation purposes. If such dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by a fraction, the numerator of which is the reduced rate applicable to qualified dividend income and the denominator of which is the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the Class A Shares generally will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” Instead of claiming a foreign tax credit, a U.S. Holder may be able to deduct any foreign withholding taxes on dividends in computing such U.S. Holder’s taxable income, subject to generally applicable limitations under U.S. law (including that a U.S. Holder is not eligible for a deduction for foreign income taxes paid or accrued in a taxable year if such U.S. Holder claims a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year). The rules governing the foreign tax credit and deductions for foreign taxes are complex. U.S. Holders should consult their own tax advisors regarding the availability of the foreign tax credit or a deduction under their particular circumstances.

Sale, Exchange, Redemption or Other Taxable Disposition of Class A Shares and Warrants.

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” a U.S. Holder generally will recognize gain or loss on any sale, exchange, redemption or other taxable disposition of Class A Shares or Warrants in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such U.S. Holder’s adjusted tax basis in such Class A Shares or Warrants, in each case, as determined in U.S. dollars. Any gain or loss recognized by a U.S. Holder on a taxable disposition of Class A Shares or Warrants generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder had a holding period in the Class A Shares or Warrants of more than one year. A non-corporate U.S. Holder, including an individual, who has held the Class A Shares and/or Warrants for more than one year generally will be eligible for reduced tax rates for such long-term capital gains. The deductibility of capital losses is subject to limitations.

Any such gain or loss recognized generally will be treated as U.S. source gain or loss. Accordingly, in the event any foreign tax (including withholding tax) is imposed upon the sale, exchange, redemption or other taxable disposition of Class A Shares or Warrants, a U.S. Holder may not be able to utilize foreign tax credits unless such U.S. Holder has foreign source income or gain in the same category from other sources. Moreover, pursuant to the Foreign Tax Credit Regulations, unless a U.S. Holder is eligible for and elects the benefits of an applicable income tax treaty, any such foreign tax would generally not be a foreign income tax eligible for a foreign tax credit (regardless of any other foreign source income or gain that the U.S. Holder may have). In such case, however, the non-creditable foreign tax may reduce the amount realized on the sale, exchange, redemption or other taxable disposition of the Class A Shares or Warrants. U.S. Holders are urged to consult their own tax advisors regarding the ability to claim a foreign tax credit and the application of any applicable income tax treaty to such U.S. Holder’s particular circumstances.

Exercise or Lapse of Warrants

Except as discussed below with respect to the cashless exercise of Warrants, a U.S. Holder generally will not recognize gain or loss upon the acquisition of Class A Shares on the exercise of Warrants for cash. A U.S. Holder’s tax basis in Class A Shares received upon the exercise of Warrants generally will be an amount equal to the sum of the U.S. Holder’s tax basis in the Warrants exercised therefor and the exercise price. Subject to the discussion below under “—Passive Foreign Investment Company Rules,” the U.S. Holder’s holding period for Class A Shares received upon the exercise of Warrants will begin on the date following the date of exercise (or possibly the date of exercise) of the Warrants and will not include the period during which the U.S. Holder held the Warrants. If Warrants are allowed to lapse unexercised, a U.S. Holder that has otherwise not disposed of the Warrants generally will recognize a capital loss equal to such U.S. Holder’s tax basis in the Warrants.

The tax consequences of a cashless exercise of Warrants are not clear under current U.S. federal income tax law. A cashless exercise may not be a taxable event to a U.S. Holder, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either situation, a U.S. Holder’s tax basis in the Class A Shares received would equal the U.S. Holder’s tax basis in the Warrants exercised, therefor. If the cashless exercise is not treated as a realization event, a U.S. Holder’s holding period in the Class A Shares would be treated as commencing on the date following the date of exercise (or possibly the date of exercise) of the Warrants. If the cashless exercise were treated as a recapitalization, the holding period of the Class A Shares would include the holding period of the Warrants exercised, therefore.

It is also possible that a cashless exercise of Warrants could be treated in part as a taxable exchange in which gain or loss would be recognized in the manner set forth above under “—Sale, Exchange, Redemption or Other Taxable Disposition of Class A Shares and Warrants.” In such event, a U.S. Holder could be deemed to have surrendered the number of Warrants having an aggregate fair market value equal to the exercise price for the total number of Warrants to be exercised. The U.S. Holder would recognize capital gain or loss in an amount generally equal to the difference between (i) the fair market value of the Warrants deemed surrendered and (ii) the U.S. Holder’s tax basis in such Warrants deemed surrendered. Such gain or loss would be long-term or short-term, depending on the U.S. Holder’s holding period for the Warrants deemed surrendered. In this case, a U.S. Holder’s tax basis in the Class A Shares received would equal the sum of the U.S. Holder’s tax basis in the Warrants deemed exercised and the exercise price of such Warrants. A U.S. Holder’s holding period for the Class A Shares received in such case generally would begin on the date following the date of exercise (or possibly the date of exercise) of the Warrants.

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

Possible Constructive Distributions

The terms of each Warrant provide for an adjustment to the number of Class A Shares for which the Warrant may be exercised or to the exercise price of the Warrant in certain events. An adjustment that has the effect of preventing dilution in a reasonable manner generally is not taxable. A U.S. Holder of a Warrant would, however, generally be treated as receiving a constructive distribution from us if, for example, there is an adjustment that increases the holder’s proportionate interest in our assets or earnings and profits (for instance, through an increase in the number of Class A Shares that would be obtained upon exercise of such Warrant) as a result of a distribution of cash or other property such as other securities to the holders of the Class A Shares which is taxable to the U.S. Holders of such shares as described under “—Distributions on Class A Shares” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. Holder of such Warrant received a cash distribution from us equal to the fair market value of such increased interest. A U.S. Holder’s adjusted tax basis in a Warrant will generally be increased to the extent of any such constructive distribution that is treated as a dividend for U.S. federal income tax purposes.

Passive Foreign Investment Company Rules

We will be classified as a passive foreign investment company (a “PFIC”), within the meaning of Section 1297 of the Code, for any taxable year if either: (a) at least 75% of its gross income is “passive income” for purposes of the PFIC rules or (b) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. For this purpose, we will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, 25% or more (by value) of the stock. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains.

Under the PFIC rules, if we were considered a PFIC at any time that a U.S. Holder owns Class A Shares or Warrants, we would continue to be treated as a PFIC with respect to such investment unless (i) we cease to be a PFIC and (ii) such U.S. Holder makes a “deemed sale” election under the PFIC rules.

Based on the recent, current and anticipated composition of our and our subsidiaries’ income, assets and operations of, we do not expect to be treated as a PFIC in the current taxable year or in future taxable years. This is a factual determination, however, that depends on, among other things, the composition of the income and assets, and the market value of the shares and assets, of us and our subsidiaries from time to time as well as on the application of complex statutory and regulatory rules that are subject to potentially varying or changing interpretations. Thus, the determination can only be made annually after the close of each taxable year and there can be no assurances that we will not be classified as a PFIC for the current taxable year or for any future taxable year.

If we are considered a PFIC at any time that a U.S. Holder owns Class A Shares, any gain such U.S. Holder recognizes on a sale or other disposition of the Class A Shares, as well as the amount of any “excess distribution” (defined below) such U.S. Holder receives, would be allocated ratably over such U.S. Holder’s holding period for the Class A Shares. In the case of Class A Shares acquired upon the exercise of Warrants, such holding period would, pursuant to proposed Treasury regulations, generally include the holding period of such Warrants. The amounts allocated to the taxable year of the sale or other disposition (or the taxable year of receipt, in the case of an excess distribution) and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed. For purposes of these rules, distributions on the Class A Shares that are received in a taxable year by a U.S. Holder will be treated as excess distributions to the extent that they exceed 125% of the average of the annual distributions on the Class A Shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter.

Pursuant to proposed Treasury regulations, an option to acquire stock of a PFIC is considered PFIC stock for the purpose of determining tax due on any gain recognized from a disposition of the option. Accordingly, if we are considered a PFIC at any time during which a U.S. Holder holds Warrants, such U.S. Holder will generally be subject to the rules described above with respect to any gain realized from a sale or other disposition of such Warrants.

Certain elections may be available that would result in alternative treatments (such as qualified electing fund treatment or mark-to-market treatment) of the Class A Shares if we are considered a PFIC. We do not intend to provide the information necessary for U.S. Holders of Class A Shares to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for an investment in a PFIC described above. If we are treated as a PFIC with respect to a U.S. Holder for any taxable year, such U.S. Holder will be deemed to own shares in any of our subsidiaries that are also PFICs. However, an election for mark-to-market treatment would likely not be available with respect to any such subsidiaries. In addition, an election for mark-to-market treatment is currently not available with respect to Warrants.

If we are considered a PFIC at any time that a U.S. Holder owns Class A Shares, such a U.S. Holder would generally also be subject to annual information reporting requirements. Failure to comply with such information reporting requirements may result in significant penalties and may suspend the running of the statute of limitations. U.S. Holders should consult their tax advisors about the potential application of the PFIC rules to an investment in Class A Shares or Warrants.

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

U.S. Federal Income Tax Consequences of the Ownership and Disposition of Class A Shares and Warrants

Any (i) distributions of cash or property paid to a non-U.S. Holder in respect of Class A Shares or (ii) gain realized upon the sale or other taxable disposition of Class A Shares and/or Warrants generally will not be subject to U.S. federal income taxation unless:

•

the gain or distribution is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain or distribution is attributable); or

•

in the case of any gain, the non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met.

Any distribution or gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates in the same manner as if the Non-U.S. Holder were a U.S. Holder. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected distribution or gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which gain may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

The U.S. federal income tax treatment of a Non-U.S. Holder’s exercise of a Warrant, or the lapse of a Warrant held by a Non-U.S. Holder, generally will correspond to the U.S. federal income tax treatment of the exercise or lapse of a warrant by a U.S. Holder, as described under “—U.S. Holders-Exercise or Lapse of Warrants,” above, although to the extent a cashless exercise or lapse results in a taxable exchange, the consequences would be similar to those described in the preceding paragraphs above for a Non-U.S. Holder’s gain on the sale or other taxable disposition of Class A Shares or Warrants.

Non-U.S. Holders should consult their own tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Information reporting requirements may apply to distributions received by U.S. Holders of Class A Shares (as well as any constructive distributions to a U.S. Holder that holds Warrants, as described above under “—U.S. Holders–Constructive Distributions”), and the proceeds received by U.S. Holders on the sale or other taxable the disposition of Class A Shares or Warrants effected within the United States (and, in certain cases, outside the United States), in each case other than for U.S. Holders that are exempt recipients (such as corporations). Backup withholding (currently at a rate of 24%) may apply to such amounts if the U.S. Holder is not an exempt recipient and fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the applicable withholding agent) and to certify that it is not subject to backup withholding. U.S. Holders should consult their own tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Information returns may be filed with the IRS in connection with, and Non-U.S. Holders may be subject to backup withholding with respect to, distributions received by Non-U.S. Holders of Class A Shares (as well as any constructive distributions to a Non-U.S. Holder that holds Warrants, as described above under “—U.S. Holders—Constructive Distributions”), and the proceeds received by Non-U.S. Holders on the sale or other taxable disposition of Class A Shares or Warrants within the United States or conducted through certain U.S.- related financial intermediaries, unless the Non-U.S. Holder furnishes to the applicable withholding agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, as applicable, or the Non-U.S. Holder otherwise establishes an exemption.

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

We also make available on our website, free of charge, our annual reports on Form 20-F and the text of our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website address is investors.wallbox.com. The information contained on our website is not incorporated by reference into this Annual Report.

References made in this Annual Report to any contract or certain other documents are not necessarily complete and you should refer to the exhibits attached or incorporated by reference into this Annual Report for copies of the actual contract or documents.

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Securities Holders

We intend to submit any annual report provided to security holders in electronic format as an exhibit to a Current Report on Form 6-K.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Refer to Note 27, “Financial Risk Management,” of our audited consolidated financial statements included elsewhere in this Annual Report for more information.

Interest Rate Risk

We are exposed to Interest rate risk from possible losses due to changes in the fair value or the future cash flows of a financial instrument because of fluctuations in market interest rates. A hypothetical 10% change in interest rates would mean an increase (decrease) in profit or loss as of December 31, 2022, December 31, 2021 and 2020 by €1,317 thousand, €691 thousand and €85 thousand, respectively.

Foreign Currency Risk

We have foreign currency risks related to its revenue and operating expenses denominated in currencies other than the Euro, causing both its revenue and its operating results to be impacted by fluctuations in the exchange rates.

Gains or losses from the revaluation of certain cash balances, accounts receivable balances and intercompany balances that are denominated in these currencies impact our net loss. A hypothetical decrease in all foreign currencies against the Euro of 10% would not result in a material foreign currency loss on foreign-denominated balances, for the years ended December 31, 2022, 2021 and 2020, except for the USD currency (please refer to Note 27.b, “Currency risk”). As our global operations expand, its results may be more materially impacted by fluctuations in the exchange rates of the currencies in which it does business.

At this time, we do not enter into financial instruments to hedge its foreign currency exchange risk, but it may in the future.

Other Market Price Risk

We held €5,030 thousand, €56,852 thousand and €0 of investments in funds as of December 31, 2022, December 31, 2021 and December 31, 2020, respectively, that have been measured at fair value through profit or loss (please refer to Note 13, “Financial Assets and Financial Liabilities”). We also hold investments in funds measured at fair value through other comprehensive income (please refer to Note 13, “Financial Assets and Financial Liabilities”) that amounted to €239 thousand, €210 thousand and €239 thousand as of December 31, 2022, December 31, 2021, and 2020, respectively, and therefore the exposure is evaluated as not significant. Additionally, we have derivative warrant liabilities (please refer to Note 13, “Financial Assets and Financial Liabilities”) that were subject to an adjustment of €80,748 thousand recognized as an income in the consolidated statement of profit or loss of 2022.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15e and 15d-15(e) under the Exchange Act) that are designed to ensure that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2022. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as a result of the material weaknesses in our internal control over financial reporting described below, the design and operation of our disclosure controls and procedures were not effective as of December 31, 2022.

Remediation of Material Weaknesses

As previously reported, in connection with the audits of our consolidated financial statements for each of the years ended December 31, 2020, 2021 and 2022, our management and independent registered public accounting firm identified material weaknesses in our internal control over financial reporting. The material weaknesses related to:

(i)

insufficient personnel in the finance team with an appropriate level of knowledge and experience in the application of International Financial Reporting Standards as issued by the IASB, relating to complex accounting transactions, such as accounting for the business combinations, accounting for listing expenses, share-based payments and also in the application of other IFRS matters such as goodwill impairment testing and cash flow statement disclosures;

(ii)	IT general controls have not been sufficiently designed or were not operating effectively; and

(iii)	policies and procedures specifically with respect to the review, supervision and monitoring of the accounting and reporting functions were not operating effectively.

In connection with the audit of the Company’s consolidated financial statements for the year ended December 31, 2022, we identified an additional material weakness related to procedures with respect to the review, supervision and monitoring of issuance, exercise, vesting and valuation of share-based payments, which were not entirely designed and in place, or operating effectively resulting in several adjustments related to share-based payment accounting.

To address these material weaknesses, we have made a number of changes to our program and controls, which have included:

(i)

We have hired additional members for our Finance Department to incorporate new knowledge in the Consolidation and IFRS area to address that we had insufficient personnel in the finance team with an appropriate level of knowledge and experience in the application of International Financial Reporting Standards as issued by the IASB, relating to both complex accounting transactions, such as accounting for the Business Combination and related listing expenses, share-based payments and also in the application of other IFRS matters such as goodwill impairment testing and purchase price allocation.

(ii)

We have hired a Head of IT and working with external advisors to implement new procedures and ITGC controls to address that our IT general controls were not sufficiently designed or were not operating effectively.

(iii)

We have acquired and implemented a new SaaS tool to facilitate proper monitoring and supervision of the accounting and reporting procedures as well as hiring more personnel in the Finance and Controlling areas to address that our policies and procedures with respect to the review, supervision and monitoring of the accounting and reporting functions were not operating effectively in some areas.

The material weaknesses resulted in a number of significant adjustments in our financial statements and related disclosures. The actions that we are taking are subject to ongoing senior management review, as well as oversight of the audit committee of the Board of Directors. We also may conclude that additional measures may be required to remediate the material weaknesses or determine to modify the remediation plans described above. We will not be able to conclude that we have remediated the material weaknesses until the applicable controls are fully implemented and operate for a sufficient period of time and management has concluded, through formal testing, that these controls are operating effectively. While we are working to remediate the material weakness as effectively and efficiently as possible, we cannot predict the timing or success of our remediation plan. We will continue to monitor the design and effectiveness of these and other processes, procedures, and controls and make any further changes management deems appropriate.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting (as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act). Our management, With the participation of the Chief Executive Officer and the Chief Financial Officer, conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2022 based on the criteria set forth in “Internal Control — Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that, as of December 31, 2022, our internal control over financial reporting was not effective due to the material weaknesses described above.

Attestation Report of Independent Registered Public Accounting Firm

This Annual Report does not include an attestation report of our registered public accounting firm due to an exemption by the JOBS act for “Emerging Growth Companies.”

Changes in Internal Control over Financial Reporting

Except for the remediation efforts described above being taken to address the material weaknesses, during the year ended December 31, 2022, there were no other changes in our internal control over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

The Board has determined that Pol Soler, Donna J. Kinzel and Beatriz González Ordóñez each satisfies the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. The Board has also determined that Donna J. Kinzel is considered an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Exchange Act.

Item 16B. Code of Ethics

We adopted a Code of Ethics & Conduct that applies to all of its employees, officers and directors, including those officers responsible for financial reporting. Our Code of Ethics & Conduct is available on our website. We intend to disclose any amendment to the code, or any waivers of its requirements, on its website to the extent required under applicable law, rules, regulations or stock exchange requirements. The information contained on our website is not incorporated by reference in this Annual Report. We granted no waivers under our Code of Business Conduct and Ethics in 2022.

Item 16C. Principal Accountant Fees and Services

BDO Bedrijfsrevisoren BV (“BDO”) acted as the independent registered public accounting firm of Wall Box Chargers, S.L. and Wallbox for the fiscal years ended December 31, 2022 and 2021. The table below sets out the total amount incurred, for services performed in the years ended December 31, 2022 and 2021, and breaks down these amounts by category of service:

	2022	2021

	(in thousands EUR)
Audit Services	1,289	1,337
Other services	10	9
Tax Services	0	0
Total	1,299	1,346

Audit Services

Audit fees for the years ended December 31, 2022 and 2021 were related to the audit of our consolidated financial statements and interim review services provided in connection with regulatory filings or engagements.

Other Services

Other fees in the year ended December 31, 2022 and 2021 were related to assurance services in connection with non-financial information.

Tax Services

No tax services for the years ended December 31, 2022 and 2021 have been performed Pre-Approval Policies and Procedures

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

None.

Item 16G. Corporate Governance

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act), and our Class A Shares are listed on the NYSE. We believe the following to be the significant differences between our corporate governance practices and those applicable to U.S. companies under the NYSE listing standards. Under the NYSE rules, NYSE-listed companies that are foreign private issuers are permitted to follow home country practice in-lieu of the corporate governance provisions specified by the NYSE, with limited exceptions. Accordingly, we follow certain corporate governance practices of our home country, the Netherlands, in-lieu of certain of the corporate governance requirements of the NYSE.

Under the NYSE rules, U.S. domestic listed companies are required to have a majority independent board, which is not required under the DGCG of the Netherlands, our home country. In addition, the NYSE rules require U.S. domestic listed companies to have a Compensation Committee and a Nominating and Corporate Governance Committee, each composed entirely of independent Directors, which are not required under our home country laws.

We currently follow and intend to continue to follow the foregoing governance practices and not avail ourselves of the independence exemptions afforded to foreign private issuers under the NYSE rules. We may in the future, however, decide to use other foreign private issuer exemptions with respect to some or all of the other NYSE listing requirements. Following our home country governance practices may provide less protection than is accorded to investors under the NYSE listing requirements applicable to domestic issuers.

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

For more information on our corporate governance practices, please refer to Item 6, “Directors, Senior Management, and Employees—C. Board Practices- Corporate Governance Practices.”

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Part III

Item 17. Financial Statements

We have provided consolidated financial statements pursuant to Item 18.

Item 18. Financial Statements

The audited consolidated financial statements as required under Item 18 are attached hereto starting on page F-1 of this Annual Report and are incorporated herein by reference. The audit report of BDO Bedrijfsrevisoren BV, Zaventem, Belgium, PCAOB ID: 1432, an independent registered public accounting firm, is included herein preceding the audited consolidated financial statements.

Item 19. Exhibits

Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed/ Furnished

1.1	Articles of Association of Wallbox N.V.	6-K	001-40865	3.1	10/04/2021

2.1	Description of Securities					*

2.2	Form of Subscription Agreement dated June 9, 2021	F-1	333-260652	10.1	11/01/2021

2.3	Form of Subscription Agreement dated September 29, 2021	F-1	333-260652	10.2	11/01/2021

2.4	Warrant Assignment, Assumption and Amended & Restated Agreement dated October 1, 2021	F-1	333-260652	4.1	11/01/2021

2.5	Form of Subscription Agreement dated November 29, 2022					*

2.6	Warrant Agreement, dated February 9, 2023, by and between Wallbox N.V. and Banco Bilbao Vizcaya Argentaria, S.A.					*

2.7	Subscription Agreement, dated February 9, 2023, by and between Wallbox N.V. and Banco Bilbao Vizcaya Argentaria, S.A.					*

4.1	Business Combination Agreement, dated as of June 9, 2021, by and among Kensington Capital Acquisition Corp. II, Wall Box Chargers, S.L., Wallbox B.V. and Orion Merger Sub Corp	F-1	333-260652	2.1	11/01/2021

4.2	Registration Rights Agreement and Lock-up Agreement, dated October 1, 2021	F-1	333-260652	10.4	11/01/2021

4.3†	Wallbox N.V. 2021 Equity Incentive Plan	6-K	001-40865	10.3	10/4/2021

4.4†	Wallbox N.V. Amended & Restated 2021 Employee Stock Purchase Plan					*

4.5†	2018 Legacy Stock Option Program for Management	S-8	333-263795	99.3	03/23/2022

4.6†	2020 Legacy Stock Option Program for Employees	S-8	333-263795	99.4	03/23/2022

Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed/ Furnished

4.7†	2018 Legacy Stock Option Program for Founders	S-8	333-263795	99.5	03/23/2022

4.8†	Subrogation, Assignment and Plan Amendment Agreement dated September 29, 2021	S-8	333-263795	99.6	03/23/2022

4.9	Side Letter from Enric Asunción Escorsa to Inversiones Financieras Perseo, S.L. dated October 5, 2021	F-1	333-260652	10.7	11/01/2021

4.10	Lease Agreement, dated September 24, 2021, by and between Forum Drive Industrial Properties, LLC and Wallbox USA Inc.	POS AM	333-260652	10.12	09/28/2022

4.11	Lease Agreement, dated March 5, 2021, by and between Consorcio de la Zona Franca de Barcelona and Wall Box Chargers, S.L. (translated into English from its original text in Spanish)					*

4.12	Power Purchase Agreement, dated September 27, 2021, by and between Iberdola Clientes, S.A.U. and Wall Box Chargers, S.L.					*

4.13	Lease Agreement, dated August 11, 2021, by and between Iberdola Inmobiliaria Patrimonio, S.A.U. and Wall Box Chargers, S.L.					*

4.14	Facility Agreement, dated February 9, 2023, by and among Wall Box Chargers, S.L.U., Wallbox N.V. and Banco Bilbao Vizcaya Argentaria, S.A.					*

8.1	List of Subsidiaries					*

12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					*

12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					*

13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					**

13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					**

15.1	Consent of BDO Bedrijfsrevisoren BV, independent registered public accounting firm					*

20.1	Non-binding Letter of Intent, dated July 31, 2020, by Iberdola Clientes, S.A.U, to Wall Box Chargers S.L.(translated into English from its original text in Spanish)	F-1	333-260652	20.1	11/1/2021

101.INS	Inline XBRL Instance Document					*

Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed/ Furnished

101.SCH	Inline XBRL Taxonomy Extension Schema Document					*

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document					*

101.DEF	Inline XBRL Taxonomy Definition Linkbase Document					*

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document					*

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document					*

104	Inline XBRL for the cover page of this Annual Report on Form 20-F, included in the Exhibit 101 Inline XBRL Document Set					*

*	Filed herewith.
**	Furnished herewith.
†	This document has been identified as a management contract or compensatory plan or arrangement.

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

Wallbox N.V.

Date: March 30, 2023	By:	/s/ Enric Asunción Escorsa
Enric Asunción Escorsa
Chief Executive Officer

WALLBOX N.V.

Report of Independent Registered Public Accounting Firm
Shareholders and Board of Directors
Wallbox N.V.
Barcelona, Spain
Opinion on the
Consolidated
Financial Statements
We have audited the accompanying consolidated statements of financial position of Wallbox N.V. (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022
,
in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
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
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
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
Zaventem, Belgium
March 30, 2023

WALLBOX N.V.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS AT DECEMBER 31, 2022 AND 2021

		December 31,	December 31,
(In thousand Euros)	Notes	2022	2021
Assets
Non-Current Assets
Property, plant and equipment	8	57,878	25,274
Right-of -use assets	9	24,888	18,504
Intangible assets	10 a)	60,800	37,310
Goodw ill	10 b) and 11	15,101	6,146
Equity-accounted investees	12	—	—
Non-current financial assets	13	1,133	1,299
Tax credit receivables	25	6,629	2,589

Total Non-Current Assets		166,429	91,122
Assets held for sale	12 and 14	384	—
Current Assets
Inventories	15	106,569	27,489
Trade and other financial receivables	13	39,827	23,757
Other receivables	25	14,846	17,468
Other current financial assets	13	5,957	57,674
Other current assets / deferred charges		1,633	9,130
Advance payments	15	3,031	2,108
Cash and cash equivalents	13 and 16	83,308	113,865

Total Current Assets		255,171	251,491

Total Assets		421,984	342,613

Equity and Liabilities
Equity
Share capital	17	45,769	44,480
Share premium	17	378,240	322,391
Accumulated deficit	17	(306,696)	(243,896)
Other equity components	17	41,240	5,496
Foreign currency translation reserve	17	10,597	2,601

Total Equity attributable to owners of the Company Liabilities		169,150	131,072
Non-Current Liabilities
Loans and borrow ings	13	44,359	17,577
Lease liabilities	9 and 13	24,657	18,172
Put option liabilities	6 and 13	—	3,776
Provisions	18	1,439	362
Government grants	19	2,198	1,255
Deferred tax liabilities	25	1,388	31

Total Non-Current Liabilities		74,041	41,173
Current Liabilities
Loans and borrow ings	13	89,268	33,769
Derivative w arrants liabilities	13	5,834	83,252
Lease liabilities	9 and 13	2,644	1,537
Trade and other financial payables	13	71,249	44,291
Current income tax liabilities	25	1,186	—
Other payables	25	5,819	5,005
Provisions	18	1,318	541
Government grants	19	708	1,535
Contract liabilities		767	438

Total Current Liabilities		178,793	170,368

Total Liabilities		252,834	211,541

Total Equity and Liabilities		421,984	342,613

The accompanying notes form an integral part of these consolidated financial statements

WALLBOX N.V.
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

		December 31,	December 31,	December 31,
(In thousand Euros except per share data)	Notes	2022	2021	2020

Revenue	20	144,185	71,579	19,677
Changes in inventories and raw materials and consumables used	21	(85,605)	(44,253)	(10,574)
Employee benefits	22	(88,814)	(29,666)	(9,806)
Other operating expenses	21	(91,555)	(43,405)	(8,192)
Amortization and depreciation	8, 9 and 10	(18,890)	(8,483)	(2,379)
Net other income		1,844	656	289

Operating Loss		(138,835)	(53,572)	(10,985)
Financial income	23	2,307	155	6
Financial expenses	23	(7,998)	(32,068)	(1,011)
Change in fair value of derivative warrant liabilities	13	80,748	(68,953)	—
Share listing expense	17	—	(72,172)	—
Foreign exchange gains/(losses)		(3,618)	1,026	(69)

Financial Results		71,439	(172,012)	(1,074)
Share of loss of equity-accounted investees	12	(330)	—	(253)

Loss before Tax		(67,726)	(225,584)	(12,312)
Income tax credit	25	4,926	1,807	910

Loss for the Year		(62,800)	(223,777)	(11,402)
Earnings per share
Basic and diluted losses per share (euros per share)	24	(0.38)	(1.99)	(0.12)

Loss for the Year		(62,800)	(223,777)	(11,402)
Other comprehensive (loss)/income
Other comprehensive (loss)/income that may be reclassified to profit or loss in subsequent periods
Currency translation differences in foreign operations, net of tax		7,996	2,524	92
Changes in the fair value of debt instruments at fair value through other comprehensive income, net of tax		(9)	—	—

Net other comprehensive (loss)/income that may be reclassified to profit or loss in subsequent periods		7,987	2,524	92

Other comprehensive income/(loss) for the year		7,987	2,524	92

Total comprehensive loss for the year		(54,813)	(221,253)	(11,310)

The accompanying notes form an integral part of these consolidated financial statements

WALLBOX N.V.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

		Attributable to owners of the Company
(In thousand Euros)	Notes	Share capital	Share premium	Accumulated deficit	Other equity components	Foreign currency translation reserve	Total equity
Balance at January 1, 2020		169	17,375	(8,717)	571	(14)	9,384

Total comprehensive (loss)/income for the year
Loss for the year		—	—	(11,402)	—	—	(11,402)
Other Comprehensive (loss)/income for the year		—	—	—	1	91	92

Total comprehensive income for the year		—	—	(11,402)	1	93	(11,310)
Transactions with owners of the Company
Contributions of equity		27	11,350	—	—	—	11,377
Share based payments		—	—	—	2,781	—	2,781

Total contributions and distributions		27	11,350	—	2,781	—	14,158

Total transactions with owners of the Company		27	11,350	(11,402)	2,782	93	2,850

Balance at December 31, 2020		196	28,725	(20,119)	3,353	77	12,232

Total comprehensive (loss)/income for the year
Loss for the year		—	—	(223,777)	—	—	(223,777)
Other Comprehensive (loss)/income for the year		—	—	—	—	2,524	2,524

Total comprehensive income for the year		—	—	(223,777)	—	2,524	(221,253)
Transactions with owners of the Company
Contributions of equity (PIPE financing)	17	1,332	94,528	—	—	—	95,860
Contributions of equity (Kensington Shareholders)	17	2,383	169,313	—	—	—	171,696
Contributions of equity (Wall Box Chargers Shareholders)	17	40,445	(40,445)	—	—	—	—
Contributions of equity (Convertible bonds and others)	17	124	87,667	—	—	—	87,791
Issuance costs	17	—	(17,397)	—	—	—	(17,397)
Share based payments	22	—	—	—	2,143	—	2,143

Total contributions and distributions		44,284	293,666	—	2,143	—	340,093

Total transactions with owners of the Company		44,284	293,666	(223,777)	2,143	2,524	118,840

Balance at December 31, 2021		44,480	322,391	(243,896)	5,496	2,601	131,072

Total comprehensive (loss)/income for the year
Loss for the year		—	—	(62,800)	—	—	(62,800)
Other Comprehensive (loss)/income for the year		—	—	—	(9)	7,996	7,987

Total comprehensive income for the year		—	—	(62,800)	(9)	7,996	(54,813)
Transactions with owners of the Company
Contribution of equity (Private Placement)	17	981	40,745	—	—	—	41,726
Contribution of equity (Ares acquisition)	6	84	6,216	—	—	—	6,300
Contribution of equity (Electromaps acquisition)	13	20	1,480	—	—	—	1,500
Contribution of equity (Execution of options and Warrants)	17	204	7,408	—	(1,291)	—	6,321
Share based payments	22	—	—	—	34,837	—	34,837
Business Combinations to be settled in equity instruments	17	—	—	—	2,207	—	2,207

Total contributions and distributions		1,289	55,849	—	35,753	—	92,891

Total transactions with owners of the Company		1,289	55,849	(62,800)	35,744	7,996	38,078

Balance at December 31, 2022		45,769	378,240	(306,696)	41,240	10,597	169,150

The accompanying notes form an integral part of these consolidated financial statements

WALLBOX N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

		December 31,	December 31,	December 31,
(In thousand Euros)	Notes	2022	2021	2020
Cash flows from Operating Activities
Loss for the Year		(62,800)	(223,777)	(11,402)
Adjustments for:
Amortisation and depreciation	8, 9 and 10	18,890	8,483	2,379
Expected credit loss for trade and other receivables	13 and 21	3,873	479	134
Impairments of inventories	15 and 21	1,575	311	—
Impairments of financial assets	23	1,411
Fair value change of financial instruments	13	—	(60)	—
Others impairments and losses	21	—	—	281
Change in provisions	18	1,737	730	134
Government grants	19	(718)	(712)	—
Financial income	23	(2,307)	(155)	(6)
Financial expenses	23	6,743	32,067	1,011
Change in fair value of derivative warrant liabilities	1 6	(80,748)	68,954	—
Share listing expense	17	—	72,172	—
Exchange differences		3,618	(1,026)	70
Income tax credit	25	(4,926)	(1,807)	(910)
Credit insurance warranty	13 and 21	—	—	145
Share based payments expense	22	32,625	2,455	2,781
Share of loss of equity accounted associates	12	330	—	253
Proceeds form government grants		479	233	—
Other paid		—	(59)	—
Changes in
- inventories		(73,622)	(20,556)	(2,952)
- trade and other financial receivables		(11,801)	(25,513)	(6,029)
- other assets		7,297	(10,772)	(336)
- trade and other financial payables		21,723	28,552	2,676
- other non-current assets and liabilities		—	131	(41)
- contract liabilities		329	239	183

Net cash used in operating activities		(136,292)	(69,631)	(11,629)

Cash flows from Investing Activities
Investment in equity-accounted investees	12	(714)	—	—
Loans granted to equity-accounted investees	13	(140)	(777)	(474)
Acquisition of intangible assets	10	(27,384)	(19,633)	(14,643)
Acquisition of property, plant and equipment	8	(37,795)	(10,704)	(4,140)
Acquisition of financial assets at amortized costs	13	—	(247)	—
Acquisition of financial assets at fair value through profit or loss	13	(12,450)	(57,344)	—
Other financial assets, net	13	—	(690)	(113)
Proceeds from sale of intangible assets	10	—	58	—
Proceeds from sale of property, plant and equipment	8	—	80	—
Proceeds from sale of financial assets at amortized	13	—	117	—
Proceeds from sale of financial assets at fair value through profit or loss	13	64,994	813	—
Proceeds from sale of financial assets at fair value through other comprehensive income	13	—	30	—
Interest received	23	—	—	6
Acquisition of subsidiaries, net of cash acquired	6	(470)	—	46

Net cash used in investing activities		(13,959)	(88,297)	(19,318)

The accompanying notes form an integral part of these consolidated financial statements

WALLBOX N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

		December 31,	December 31,	December 31,
(In thousand Euros)	Notes	2022	2021	2020
Cash flows from Financing Activities
Proceeds from issuing equity instruments	17	—	—	11,013
Proceeds from issuing equity instruments (PIPE financing)	17	41,726	95,860	—
Proceeds from issuing equity instruments (Kensigton shares)	17	—	114,015	—
Issuance cost		—	(17,397)	—
Proceeds from issuing equity instruments (Warrants conversions and others)	13 and 17	4,641	493	—
Purchase of share-based payments plan		—	(312)	—
Proceeds from borrowings	13	—	124	—
Proceeds from loans	13	291,204	204,677	37,013
Proceeds from convertible bonds	13	—	34,550	25,880
Repayments of loans	13	(218,902)	(176,323)	(26,119)
Repayments of related parties loans	13	(42)	(87)	—
Interest paid of convertible bonds	13	(223)	(997)	—
Payment of principal portion of lease liabilities	9	(2,191)	(828)	(467)
Payment of interest on lease liabilities	9	(1,267)	(631)	(107)
Payment of put option liabilities	6	—	(2,875)	—
Interest and bank fees paid	23	(3,199)	(3,047)	(462)
Other payments		—	(297)	(6)

Net cash from financing activities		111,747	246,925	46,745

Net increase in cash and cash equivalents		(38,504)	88,997	15,798
Cash and cash equivalents at beginning of year		113,865	22,338	6,448
Exchange gains/(losses)		7,947	2,530	92

Cash and cash equivalents at 31 December		83,308	113,865	22,238

The accompanying notes form an integral part of these consolidated financial statements

WALLBOX N.V.
Notes to the consolidated financial statements

1.	REPORTING ENTITY
Wallbox N.V. (the “Company” or “Wallbox”) was incorporated as a Dutch private limited liability company under the name Wallbox B.V. on June 7, 2021 and was subsequently converted into a Dutch public limited liability company. Wallbox is registered in the Commercial Registry of the Netherlands Chamber of Commerce under ID number 83012559. Its statutory seat is in Amsterdam, the Netherlands, and the mailing and business address of its principal executive office is Carrer del Foc 68, 08038 Barcelona, Spain.
These consolidated financial statements comprise the Company and its subsidiaries (together referred to as the “Group”). The Group is primarily involved in the development, manufacturing, and sales of innovative solutions for charging electric vehicles. Further information about the Group’s business activities, reportable segments, and the related party relationships of the Group is included in Note 20 on Revenue, Note 7 on Segment reporting, and Note 26 on Group information, respectively.
Wallbox is the Parent of the Group. The Group’s principal subsidiaries as of December 31, 2022, 2021 and 2020 are set out in Note 29. Unless otherwise stated, their share capital consists solely of ordinary shares which are held directly by the Group, and the proportion of ownership interests held equals the voting rights held by the Group. The Group also has investments in a joint venture (see Notes 12 and 26). Refer to Note 2 and Note 3 for background on why the consolidated financial statements of Wallbox N.V. include comparative information despite only being incorporated on June 7, 2021 (see Note 6).
Wallbox is listed on the New York Stock Exchange with the ticker WBX.

2.	BASIS OF ACCOUNTING
These consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).
These consolidated financial statements are approved and authorized for issuance on behalf of the Company’s board of directors on March 30, 2023.
Refer to Note 5 for details of the Group’s significant accounting policies.
Disclosures in respect of the years ended December 31, 2021 and 2020 are presented as have been previously reported
, with the exception of certain disclosures in note 9 which have been revised to reflect the correct contractual maturity of lease liabilities at the end of December 31, 2021. During 2022, the company identified that the contractual maturities of the lease of the factory in Arlington, USA had been incorrectly included in the contractual maturities table and overstated the contractual maturities by Euros 9,603 thousand at December 31, 2021. As the lease commenced only from January 1, 2022 this comparative disclosure as at December 31, 2021 has been revised to reflect this. The adjustment of Euros 9,603 thousand had
no effect on the Company’s financial position, results of operations or cash flow statement as of and for the year ended December 31, 2021.
Going concern
The accompanying consolidated financial statements of the Company have been prepared assuming the Company will continue as a going concern. The going concern basis of presentation assumes that Wallbox will continue in operation for a period of at least one year after the date these financial statements are issued and contemplates the realization of assets and the settlement of liabilities in the normal course of business.
Wallbox has incurred net losses and significant cash outflows from cash used in operating activities during past years, as it has been investing significantly in the development of its electric vehicle charging products. During the fiscal year ended December 31, 2022, the Company incurred a consolidated net loss of Euros 62,800 thousand and net cash flows used in operations amounted to Euros 136,292 thousand. As of December 31, 2022, the Company had an accumulated deficit of Euro
s 306,696 thousand but a positive total equity balance of Euros 169,150 thousand. As of December 31, 2022, it had cash and cash equivalents of Euros 83,308 thousand.
In assessing the going concern basis of preparation of the consolidated financial statements, Wallbox had to estimate the expected cash flows for the next 12 months, including the compliance with covenants, the exercise of warrants and availability of other financial funding from banks, like the one obtained in February 2023 (Note 28).
Based on these estimations, management has assessed that Wallbox will be able to fund the expected cash outflows in the next 12 months. Although the expectation for the coming year is that the Company will continue to have net losses and make additional investments, the cash and funding availability is sufficient for more than the next 12 months from the issuance of these consolidated financial statements.
We have analyzed the potential impacts of external factors such as the Ukraine-Russia conflict, which has the potential to disrupt our supply of critical components from our manufacturing facilities in Barcelona as well as our production and the sales of EVs. As a result of the war, we stopped selling our products in Ukraine and Russia, and are not able to pursue new deals with customers in those countries. Although such sales were insignificant to our business, if the war were to expand to other countries, this could cause additional disruptions to our operations. Such disruptions could negatively affect our ability to provide critical components to affiliates or produce finished goods for customers, which could increase our costs, require capital expenditures, and harm our results of operations and financial condition. However, considering that Ukraine and Russia are not significant to our business and that we have managed the supply chain constraints encountered to date, the higher prices of energy could accelerate the demand for smarter EV chargers that have intelligent energy management features, resulting in potential growth opportunities for Wallbox. Overall, we conclude that the conflict will not significantly affect the normal course of the business.

WALLBOX N.V.
Notes to the consolidated financial statements

Basis of measurement
These consolidated financial statements have been prepared primarily on a historical cost basis. The only exceptions to the application of the cost basis during their preparation have been the subsequent measurement of:

•	financial assets related to investment (see Note 13), which are measured at fair value through other comprehensive income (FVTOCI);

•	financial investments related to investment funds with financial institutions (see Note 13), which are measured at fair value through profit or loss (FVTPL); and

•	the derivative warrant liabilities (see Note 13) and the contingent consideration related to the business acquisitions (see Note 6), which are measured at fair value through profit or loss (FVTPL).
Basis of consolidation
These consolidated financial statements comprise the financial statements of the Company and its subsidiaries as of December 31, 2022. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and can affect those returns through its power over the investee. Specifically, the Group controls an investee if, and only if, the Group has the following:

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
The Group
re-assesses
whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. The consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Group gains control until the date the Group ceases to control the subsidiary.
Profit or loss and each component of other comprehensive income (OCI) are attributed to the equity holders of the parent of the Group and the non-controlling
interests, even if this results in the
non-controlling
interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Group’s accounting policies. All intra-group assets and liabilities, equity, income, expenses, and cash flows relating to transactions between members of the Group are eliminated in consolidation.
A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.
If the Group loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, while any resulting gain or loss is recognized in the statement of profit or loss. Any investment retained when the group loses control is recognized at fair value.

WALLBOX N.V.
Notes to the consolidated financial statements

Functional and presentation currency
These consolidated financial statements are presented in Euros, which is also the Company’s functional currency. All amounts have been rounded to the nearest unit of thousand Euros, unless otherwise indicated.

WALLBOX N.V.
Notes to the consolidated financial statements

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
In accordance with Dutch law, the foreign currency translation reserve as shown on the face of the consolidated statement of financial position is not freely distributable. Furthermore, a free distribution is restricted for the amount of capitalized internal development costs as carried on the consolidated statement of financial position. As at December 31, 2022 the amount of capitalized development costs as carried on the consolidated statement of financial position amounts to Euros 49,537 thousand (2021: Euros 31,514 thousand) as further detailed in Note 10.

3.	USE OF JUDGEMENTS AND ESTIMATES
We prepare our financial statements in accordance with IFRS, which requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.
Critical judgement and estimates:
Below is a summary of the areas which involve a greater degree of judgement or complexity, and which have the most significant effect on the amounts recognized in the consolidated financial statements:

•	Going concern
The Company’s management assesses the going concern of the company on an ongoing basis by estimating the future cashflows and anticipating cash outflows for the following 12 months. The Company’s management makes judgements about the future expected cash outflows and cash inflows based on the budget approved by the Board of Directors. This includes estimates about the expected growth rate, Wallbox’s market share, the gross margins, compliance with covenants, the exercise of warrants and availability of other financial funding from banks.

•	Impairment of non-current assets (including goodwill)
Goodwill is tested for impairment at the cash-generating unit level (“CGU”) on an annual basis, or if an event occurs or circumstances change that could reduce the recoverable amount of a CGU below its carrying amount. Potential events or circumstances of this nature would include a significant change in the business climate, legal factors, operating performance indicators, competition, or sale or disposal of a significant portion of a reporting unit.
The Company makes judgements about the allocation of goodwill to each cash generated unit, the process of determining the cash generating units and the recoverability of non-current
assets with finite lives whenever events or changes in circumstances indicate that impairment may exist. Recoverability of finite life assets is measured by comparing the carrying amount of the asset to the future undiscounted cash flows the asset is expected to generate. If the asset is impaired, then the amount of any impairment is measured as the difference between the carrying amount and the recoverable amount of the impaired asset. The assumptions and estimates about the future values and remaining useful lives of its non-current
assets are complex and subjective. They can be affected by a variety of factors, including external factors such as industry and economic trends, as well as internal factors such as changes in business strategy and internal forecasts.
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
assets for the years ended December 31, 2022 and 2021. (Refer to Note 11).

•	Capitalization of development costs and determination of the useful life of intangible assets
The Company’s management reviews expenditures, including wages and benefits for employees, incurred on development activities and, based on its judgement of the costs incurred, assesses whether the expenditure meets the capitalization criteria set out in IAS 38 and the intangible assets accounting policy disclosed in Note 5. The Company’s management considers whether additional expenditures on projects relate to maintenance or new development projects. Only qualifying expenditures for new development projects will be capitalized.
The useful life of capitalized development costs is determined by management at the time the newly developed charger is brought into use and is regularly reviewed for appropriateness. For unique charger products controlled and developed by the Company, the useful life is based on historical experience with similar products as well as anticipation of future events, such as changes in technology, which may impact their useful economic life. (See Note 10).

•	Measurement of convertible bonds
At December 31, 2020, compound financial instruments issued by Wall Box Chargers, S.L. comprised the convertible bonds issued during 2020 for an amount of Euros 25,880 thousand with a nominal interest rate of 8%. In addition, in the first half of 2021, convertible bonds were issued for an amount of Euros 7,000 thousand with the same conditions as the bond issued in 2020. Also during the first six months of 2021 Wall Box Chargers, S.L. issued a new convertible financial instrument for an amount of Euros 27,550 thousand with a nominal interest rate of 5%.
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
Therefore, Wall Box Chargers, S.L. chose to measure the hybrid contract at fair value through profit or loss since its inception. The fair value at issue date was equal to the par value. Subsequently, the convertible bond was valued at fair value through profit or loss. The fair value implies judgement in relation to whether the bond will convert or be paid in cash, the conversion price and the number of shares to be issued in exchange for the bonds. It was also estimated that a conversion would take place. The share price was estimated based on the company value included in the Business Combination Agreement with Kensington Capital Acquisition II which was signed on 6 June 2021. The first two convertible bonds (Euros 25,880 thousand and Euros 7,000 thousand) were recognized at amortized cost after the initial recognition.
The third convertible bond (Euros 27,550 thousand) was recognized at fair value until September 16, 2021, the date of conversion. The conversion of the convertible bonds lead to the issue of 147,443 Class A ordinary shares by Wallbox Chargers, S.L. with a par value of Euros 0.50 each and share premium.

•	Business combinations (including put options liabilities)
The Company accounts for business combinations using the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Company. In determining whether a particular set of activities and assets is a business, the Company assesses whether the set of assets and activities acquired includes, at a minimum, an input and a substantive process and whether the acquired set has the ability to produce outputs.
The Company determines and allocates the purchase price of an acquired business to the assets acquired and liabilities assumed as of the business combination date. The purchase price allocation process requires the Company to use significant estimates and assumptions with respect to the identification of assets previously not recognized, such as customer relationships, brand name and intangible assets, and the determination of the fair value of assets and liabilities acquired.
On July 27, 2022, Wall box Chargers, S.L.U. acquired the remaining 49% of share capital of Electromaps, S.L.U., resulting in ownership of 100% of its share capital as of that date, for purchase consideration of Euros 1,799 thousand. The transaction resulted in recognition of a gain on the settlement of the associated financial liability totaling Euros 2,002 thousand (Note 21), which was recorded as financial income in the statement of profit or loss. The payment of the consideration was made through a cash payment of Euros 150 thousand on July 29, 2022 and Euros 150 thousand on August 30, 2022. The remaining amount was paid through the issuance of 163,861 Class A shares of Wallbox NV whose nominal value is Euros 0.12 per share.

WALLBOX N.V.
Notes to the consolidated financial statements

•	Share-Based Payment
The Company’s management measures equity settled share-based payments at fair value at the grant date and expenses the cost over the vesting period, with a corresponding increase in equity. The expense is based upon management’s estimate of the percentage of equity instruments which will eventually vest. At each statement of financial position date, management revises its estimate of the number of equity instruments expected to vest as a result of the effect of non-market-based vesting conditions. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to equity reserves.
Prior to the completion of the Business Combination on October 1, 2021, as the ordinary shares of Wallbox Chargers, S.L.U. were not listed on a public marketplace, the calculation of the fair value of its ordinary shares was subject to a greater degree of estimation in determining the basis for share-based options that it issued. Given the absence of a public market during the first months of the year, management was required to estimate the fair value of the ordinary shares at each grant date.
The Company’s management determined the estimated fair value of its awards based on the estimated market price of the Parent’s stock on the date of grant, in practice the share price of Wallbox NV at grant date, and by applying methodologies generally accepted for this kind of valuation (see Note 22).
The date at which the fair value of the equity instruments granted is measured for the purposes of IFRS 2 for transactions with employees and others providing similar services is the grant date. Grant date is the date at which the entity and the employee agree to a share-based payment arrangement, at which point the entity and the counterparty have a shared understanding of the terms and conditions of the arrangement. At grant date, the entity confers on the counterparty the right to cash, other assets, or equity instruments of the entity, provided the specified vesting conditions, if any, are met. If that agreement is subject to an approval process (for example, by shareholders), the grant date is the date when that approval is obtained.
The assumptions underlying the valuations represent the Company’s best estimates, which involve inherent uncertainties and the application of management judgement. (See Note 22).

•	Income taxes
Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized. In order to determine the amount of the deferred tax assets to be recognized, the directors consider the amounts and dates on which future taxable profits will be obtained and the reversal period for taxable temporary differences. The Company has not recognized deferred tax assets as of December 31, 2022 or December 31, 2021. The key area of judgement is therefore an assessment of whether it is probable that there will be suitable taxable profits against which any deferred tax assets can be utilized. The Company operates in a number of international tax jurisdictions. Further details of the Company’s accounting policy in relation to deferred tax assets are discussed in Note 5.
Research and development tax credits are recognized as an asset once it is considered that there is sufficient assurance that any amount claimable will be received. The key judgement therefore arises in respect of the likelihood of a claim being successful when a claim has been quantified but has not yet been received. In making this judgement, the Company considers the nature of the claim and the track record of success of previous claims.
The Company is subject to income taxes in numerous jurisdictions and there are transactions for which the ultimate tax determination cannot be assessed with certainty in the ordinary course of business. An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely to be made on examination. For tax positions not meeting this “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. (See Note 25).

WALLBOX N.V.
Notes to the consolidated financial statements

•	Critical judgements derived from the Business Combination Agreement and the Transaction
On October 1, 2021 (the “Closing Date”), Wallbox closed a denominated business combination (the “Business Combination”) pursuant to the Business Combination Agreement, dated June 9, 2021, (the “Business Combination Agreement”), entered by and between Wallbox, Orion Merger Sub Corp., Kensington Capital Acquisition Corp. II, (hereinafter Kensington), and Wallbox Chargers.
The Group considered the following significant estimations and judgements associated with the Transaction:
Wallbox Chargers acquisition
(refer to Note 6)
From an accounting perspective, the contribution in kind of Wallbox Chargers and subsidiaries qualifies as a “business combination involving entities or businesses under common control”, which is not in the scope of IFRS 3. IFRS has currently no guidance yet on how to account for these kind of transactions.
After analyzing all the factors involving the Transaction, and considering interpretations applied by other issuers in similar scenarios, management concluded that Wallbox N.V. could not be considered as a separate entity acting as an acquirer in a business combination (as it acts on behalf of the same shareholders of Wallbox Chargers, S.L.U.). Additionally, the economic substance of its incorporation and the holding of the shares of Wallbox Chargers, S.L.U. was intended only for a reorganization of the group with the sole purpose of realizing an IPO and attracting new investors.
Consequently, management decided that Wallbox N.V. would recognize in its consolidated financial statements the net assets of Wallbox Chargers and its subsidiaries as per their previous carrying amounts (book value/pooling of interests (carry-over basis) method of accounting) and will apply this accounting treatment to similar transactions in the future.
In addition, Kensington was treated as the “acquired” company for financial reporting purposes and its net assets were recognized at historical cost, with no goodwill or other intangible assets recorded.
Acquisition of Kensington Acquisition Corp._II
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
In this regard, Kensington’s net assets at the closing date amounted to USD 115,244 thousand or Euros 99,524 thousand plus the cash proceeds to be received from PIPE Investors amounting USD 111,000 thousand or Euros 95,860 thousand totaling Euros 195,384 thousand.
The fair value of the Wallbox Chargers business agreed between the independent parties involved in the Transaction amounted to USD 1,400,000 thousand (Euros 1,209,040 thousand) in accordance with the Business Combination Agreement. Therefore, based on an 18.1% equity interest in Wallbox issued to Kensington shareholders, the fair value of the Wallbox shares provided to the Kensington shareholders has been estimated at Euros 267,556 thousand.
Consequently, the difference between the fair value of the Wallbox shares provided (Euros 267,556 thousand) and Kensington’s net assets (Euros 195,384 thousand), amounted to Euros 72,172 thousand, and has been considered as a finance expense in the statement of profit or loss of Wallbox at closing date, representing the value of the stock exchange listing services rendered by Kensington and its shareholders.
Treatment of transaction costs
In accordance with IAS 32, Wallbox has analyzed or the total costs incurred in the Transaction to determine which were incremental and directly attributable to the issue of new shares, and hence are to be deducted from equity directly rather than being expenses through profit or loss.
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
A total amount of Euros 17,397 thousand of incremental and directly attributable costs for the issuance of new shares has been deducted from share premium directly. Non-incremental and not directly attributable costs for the issuance of shares in the amount of Euros 8,046 thousand are expensed in profit or loss.
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
On the closing date of the Business Combination Agreement, Wallbox N.V. issued Warrants to registered holders of Kensington’s Public and Private Warrants in exchange for the originally issued Warrants. The terms of the replacement Warrants issued by Wallbox N.V. were for the same terms as the original Warrants (to the extent applicable), and the exchange was treated as the assumption of the original Warrants.
According to management’s assessment, both the Public and Private Warrants fall within the scope of IAS 32 and have been classified as derivative financial liabilities as they fail the fixed for fixed criterion, amongst others because of their exercise price in a foreign currency (USD) and because of certain redemption clauses in place. Additionally, the Private Warrants can be exercised on a cashless basis in return for a variable number of shares as further detailed in Note 13. In accordance with IFRS 9 guidance, derivatives that are classified as financial liabilities shall be measured at fair value with subsequent changes in fair value to be recognized in profit or loss (refer to Note 13).
Although these estimates made by the Company’s directors were based on the best information available on December 31, 2022, it is possible that events which might take place in the future would result in adjustments being necessary in future years.

4.	NEW IFRS AND IFRIC NOT YET EFFECTIVE
Standards and interpretations that will be effective after the reporting date are as follows:
The following amended standards and interpretations had no significant impact on the Group’s financial position and results of operations.

a)	New standards, amendments and interpretations effective and EU-endorsed as of January 1, 2022

Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37)	Jan 1, 2022
Annual Improvements to IFRS Standards 2018-2020	Jan 1, 2022
Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16)	Jan 1, 2022
Reference to the Conceptual Framework (Amendments to IFRS 3)	Jan 1, 2022
The following amended standards and interpretations are not expected to have a significant impact on the future Group’s financial position and results of operations.

WALLBOX N.V.
Notes to the consolidated financial statements

b)	New standards, amendments and interpretations effective and EU endorsed as of January 1, 2023

Insurance Contracts (IFRS 17)	Jan 1, 2023
Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)	Jan 1, 2023
Definition of Accounting Estimates (Amendments to IAS 8)	Jan 1, 2023
Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)	Jan 1, 2023

c)	New standards, amendments and interpretations effective as of January 1, 2024

Classification of liabilities as current or non-current (Amendments to IAS 1)	Jan 1, 2024	(*)
Non-current liabilities with Covenants	Jan 1, 2024	(*)
Lease liability in a Sale and Leaseback (Amendment to IFRS 16)	Jan 1, 2024	(*)

(*)	Not yet endorsed by the EU.

5.	SIGNIFICANT ACCOUNTING POLICIES
The Group has consistently applied the following significant accounting policies to all periods presented in these consolidated financial statements.

A.	Basis of consolidation

i.	Business combinations
The Group accounts for business combinations using the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Group. In determining whether a particular set of activities and assets is a business, the Group assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs.
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
Any contingent consideration is measured at fair value as of the date of acquisition. If an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not remeasured, and settlement is accounted for within equity. Otherwise, other contingent consideration is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognized in profit or loss.
When the contingent consideration to be paid to the sellers of the acquired business combination that are currently employed by the group and the payment will be automatically forfeited if employment terminates, the contingent consideration is considered as remuneration for post combination services.
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
100
% of the interests in the subsidiary against the consideration paid, reflected by the financial liability derived from the put option. As a result, the Group does not recognize non-controlling interests.
Business combinations involving entities under common control are not within the scope of IFRS 3, and IFRS currently does not indicate how to recognize these transactions.
Following the guidance of IAS 8, when a transaction is not regulated by a standard, entities shall develop an accounting policy that results in relevant and reliable information. In this regard, the company has used the book value/pooling of interests (carry-over basis) method of accounting on the basis that the investment has simply been moved from one part of the group to another (i.e., a reorganization or capital reorganization). The chosen accounting policy must be applied consistently to all similar common control transactions. If the transaction does not have economic substance, then it must be recognized at book value.
Management decided that Wallbox would recognize in its consolidated financial statements the net assets of Wallbox Chargers, S.L.U. and subsidiaries as per their previous carrying amounts (book value/pooling of interests (carry-over basis) method of accounting) and will apply this accounting treatment to similar transactions in the future.

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
For business combinations that include a put option liability to acquire the remaining non-controlling interests of that business, the Group will make use of the policy choice to recognize the interest of the acquired business in full without the recognition of any non-controlling interests. The fair value of the put option liability on transaction date is then accounted for as part of the consideration paid for the business and will be remeasured at each reporting date.

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
As of December 31, 2022 and December 31, 2021, the Group’s interests in equity-accounted investees result from its interest in one joint venture.

vi.	Transactions eliminated on consolidation
Intra-group balances and transactions, and any unrealized income and expenses (except for foreign currency transaction gains or losses) arising from intra-group transactions are eliminated. Unrealized gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

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
The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated into Euros using the exchange rates as of the reporting date. The income and expenses of foreign operations are translated into Euros using the exchange rates on the dates of the transactions.
Foreign currency differences are recognized in OCI and accumulated in the translation reserve, except to the extent that the translation difference is allocated to NCI.
When a foreign operation is disposed of in its entirety or partially such that control, significant influence, or joint control is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal. If the Group disposes of part of its interest in a subsidiary but retains control, then the relevant proportion of the cumulative amount is reattributed to NCI. When the Group disposes of only part of an associate or joint venture while retaining significant influence or joint control, the relevant proportion of the cumulative amount is reclassified to profit or loss.

C.	Revenue from contracts with customers
The Company develops, manufactures, and retails charging solutions for EVs, which includes electronic chargers and other services.
Revenue from contracts with customers is recognized when control of the goods or services is transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services.

WALLBOX N.V.
Notes to the consolidated financial statements

Sale of chargers and Printed Circuit Boards (“PCBs”)
Revenue from the sale of chargers and PCBs are recognized at the point in time when control of the asset is transferred to the customer, which is generally when the charger or the PCB leaves the Company warehouse.
In case of the bill-and-hold agreements, the control of the asset is transferred to the client as soon as the chargers are ready to pick up for the client, even though the chargers remain in the warehouse of Wallbox. Revenue on bill-and-hold agreements are only recorded if the customer has the ability to direct the use of the products. This means that these products are identified separately as belonging to the customer in the Group’s warehouse, that the products are ready for physical transfer to the customer upon their request, and that the Group has no ability to use the products or to direct the products to another customer.
The Group considers whether there are other promises in the contract that are separate performance obligations to which a portion of the transaction price needs to be allocated (e.g., warranties, warehousing). In determining the transaction price for the sale of chargers and PCBs, the Group considers the effects of variable consideration (if any).
Contracts with customers do not include variable payments or significant financing components. There are no obligations for returns, refunds, or similar, other than regular warranty liabilities for products that are working unproperly based on warranty laws and regulations in each country in which Wallbox operates. These warranties are not considered a separate performance obligation under the contract. In addition, there are certain contract with clients which include rebates for sales volumes.
Sale of services
Revenue related to the rendering of services mainly consists of revenue from installation services and services related to managing solutions of charging point operators using software developed internally.
Revenue from contracts with customers for installation services is recognized when control of the services is transferred to the customer (at a point in time given the short period that the service is rendered). Revenue is recognized at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those services. For installation contracts, where the time required to complete execution is longer, the revenue recognition for each period is calculated taking into account the percentage of completion at the end of each financial period, considering the work in progress and the costs incurred until this date compared to the budgeted costs.
The sale of installation services is always made in combination with the sale of a charger, although they are considered distinct performance obligations. Delivery of the charger and the installation services do not always happen at the same time, leading, in some cases, to chargers being delivered to customers with the installation pending. In this scenario, a contract liability is recognized when invoicing both services prior to rendering the installation services.
A contract liability is recognized if a payment is received or if a payment is due (whichever is earlier) from a customer before the Group transfers the related goods or services. Contract liabilities are recognized as revenue when the Group performs under the contract (i.e., transfers control of the related goods or services to the customer).

D.	Employee benefits

i.	Short – term employee benefits
Short-term employee benefits are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and if the obligation can be estimated reliably. For the post-acquisition remuneration see Business combinations (see 5. A.i.).

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
performance conditions at the vesting date. For the post-acquisition remuneration see Business combinations (see 5. A.i.).

iii.	Termination benefits
Termination benefits are expensed at the earlier of when the Group can no longer withdraw the offer of those benefits or when the Group recognizes costs for a restructuring process. If benefits are not expected to be settled wholly within 12 months of the reporting date, they are discounted.

WALLBOX N.V.
Notes to the consolidated financial statements

E.	Finance income and finance costs
The Group’s finance income and finance costs include:

•	interest income;

•	interest expense;

•	the foreign currency gain or loss on financial assets and financial liabilities;

•	valuation of convertible bonds and derivatives warrant liabilities at FVTPL;

•	the net gain or loss on the disposal of investments in debt securities measured at FVTOCI;

•	impairment losses (and reversals) on investments in debt securities carried at amortized cost or FVTOCI.
Interest income or expense is recognized using the effective interest method. Dividend income is recognized in profit or loss on the date on which the Group’s right to receive payment is established.
The ‘effective interest rate’ is the rate that discounts estimated future cash payments or receipts through the expected life of the financial instrument to exactly:

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
Income tax expense consists of current and deferred tax. It is recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in OCI.

i.	Current tax
Current tax comprises the expected tax payable or receivable on the taxable income or loss for the year and any adjustment to the tax payable or receivable in respect of previous years. The current tax payable or receivable amount is the best estimate of the tax amount expected to be paid or received that reflects any uncertainty related to income taxes. It is measured using tax rates enacted or substantively enacted at the reporting date. The current tax also includes any tax arising from dividends.
Current tax assets and liabilities are offset only if certain criteria are met.

ii.	Deferred tax
Deferred tax is recognized as the result of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for:

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
Deferred tax is measured using the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date, and reflects any uncertainty related to income taxes, if any.

WALLBOX N.V.
Notes to the consolidated financial statements

iii.	Tax credit receivables
As per the accounting policy choice, tax credit receivables derived from government incentive schemes delivered through the tax system are accounted for using IAS 12 by analogy, as it has been concluded that it better reflects the economic substance of the incentive (tax allowance for R&D investments) rather than applying IAS 20
Government Grants
. Consequently, these incentives are presented in profit or loss as a deduction from the current tax expense to the extent that the entity is entitled to claim the credit in the current reporting period, and as tax credit receivables in the statement of financial position.

G.	Inventories
Inventories are valued at the lower of cost or net realizable value. Costs incurred in bringing each product to its present location and condition are accounted for, as follows:

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
Items of property, plant and equipment are measured at cost, which includes capitalized borrowing costs when their construction or manufacture takes more than a year, less accumulated depreciation and any accumulated impairment losses. Assets under construction are also measured at cost plus capitalized borrowing costs when their construction or manufacture takes more than one year and are not depreciated until they are ready for use.
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

WALLBOX N.V.
Notes to the consolidated financial statements

I.	Intangible assets and goodwill

i.	Recognition and measurement
Goodwill:
Goodwill arising on the acquisition of subsidiaries is measured at cost less accumulated impairment losses.
Research and development:
Expenses related to research activities are recognized in profit or loss as incurred.
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
Software:
Expenses capitalized as software are those incurred in the ongoing development of a centralized system that will streamline the Group’s business structure by integrating various underlying software platforms and adding new specific functionalities for the Group.
Other intangible assets:
Other intangible assets, including customer relationships, patents, and trademarks, that are acquired by the Group and have finite useful lives are measured at cost less accumulated amortization and any accumulated impairment losses.

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
The estimated useful lives for current and comparative periods are as follows:

Useful life (years)
Patents	(*)
Customer relationships	5-8 years
Trademarks	5 years
Computer software	4-6 years
Development	5 years

(*)	the shorter of legal or useful life of the asset.
Amortization methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

J.	Financial instruments

i.	Recognition and initial measurement
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

WALLBOX N.V.
Notes to the consolidated financial statements

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as measured at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
A hedge fund investment is measured at FVTOCI if it meets both of the following conditions and is not designated as measured at FVTPL:

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
basis.
All financial assets not classified as measured at amortized cost or FVTOCI as described above are measured at FVTPL. On initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVTOCI as measured at FVTPL, if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.
Financial assets – Business model assessment
The Group assesses the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed and how information is provided to management. The information considered includes:

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

•	how the performance of the portfolio is evaluated and reported to the Group’s management;

•	the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed;

•	how managers of the business are compensated – e.g., whether compensation is based on the fair value of the assets managed or the contractual cash flows collected; and

•	the frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and expectations about future sales activity.
Transfers of financial assets to third parties in transactions that do not qualify for derecognition are not considered sales for this purpose, consistent with the Group’s continuing recognition of the assets.
Financial assets that are held for trading or are managed, and whose performance is evaluated on a fair value basis, are measured at FVTPL.
Financial assets – Assessment whether contractual cash flows are solely payments of principal and interest
For the purposes of this assessment, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs (e.g., liquidity risk and administrative costs), as well as a profit margin.
In assessing whether the contractual cash flows are solely payments of principal and interest, the Group considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Group considers:

•	contingent events that would change the amount or timing of cash flows;

•	terms that may adjust the contractual coupon rate, including variable-rate features;

•	prepayment and extension features; and

•	terms that limit the Group’s claim to cash flows from specified assets (e.g., non-recourse features).

F-1
9

WALLBOX N.V.
Notes to the consolidated financial statements

A prepayment feature is consistent with the solely payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest on the principal amount outstanding, which may include reasonable compensation for early termination of the contract. Additionally, for a financial asset acquired at a discount or premium relative to its contractual par amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued (but unpaid) contractual interest (which may also include reasonable compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition.
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
Financial liabilities – Classification, subsequent measurement and gains and losses
Financial liabilities are classified as measured at amortized cost or at FVTPL. A financial liability is classified as measured at FVTPL if it is classified as held-for-trading,
it is a derivative, or it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and any corresponding net gains and losses, including any interest expense, are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in profit or loss. Any gain or loss on derecognition is also recognized in profit or loss.
The Group’s financial liabilities include trade and other financial payables, other payables, loans and borrowings, convertible bonds, put option liabilities and warrants.
Changes in the carrying amount of the put option liability recognized in a business combination (refer to Note 5.A.i for background on policy election) are recognized in profit or loss. Any potential dividends paid to the other shareholders are recognized as an expense in the consolidated financial statements. If the put option liability is exercised, then the financial liability is extinguished by the payment of the exercise price.
If warrants meet the definition of a derivative, they are accounted for as derivative financial instruments and are recorded as financial liabilities at fair value through profit or loss, as commented in Note 13. Such derivative financial instruments were initially recognized at fair value and subsequently remeasured at fair value through profit or loss.

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
The Group periodically enters into transactions whereby it transfers assets recognized in its statement of financial position but retains either all or substantially all the risks and rewards of the transferred assets. In these cases, the transferred assets are not derecognized.
Financial liabilities
The Group derecognizes a financial liability when its contractual obligations are discharged, cancelled or expire. The Group also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.
On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash
assets transferred or liabilities assumed) is recognized in profit or loss. The cash flows associated with financial liabilities are presented gross in the statement of cash flows regardless of their maturity date.

WALLBOX N.V.
Notes to the consolidated financial statements

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
Compound financial instruments issued by the Group comprise convertible bonds denominated in Euros that can be converted to ordinary shares at the option of the holder, where the number of shares to be issued is fixed and does not vary with changes in fair value.
For the convertible bonds issued in March 2020 and January 2021, their liability components were initially recognized at the fair value of a similar liability that did not have an equity conversion option. The determination of this fair value was based on an estimated incremental rate which reflected the risk of the country where the company is located, the currency of payments, the specific risk of the sector and the company’s particular situation. In order to determine the discount factor, estimates needed to be made in respect of the risk-free rate, the country risk premium, and the credit spread.
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
Regarding the convertible bond issued in April 2021, the Company concluded that it was a hybrid instrument that contained a non-derivative
financial instrument which comprised an obligation for the issuer to settle in cash or by way of delivering a variable amount of its own equity instruments and embedded derivatives with different probabilities of contingent events occurring. The Company elected to measure the hybrid contract at fair value through profit or loss.
The convertible bonds issued in 2020 and 2021 were already converted into equity the prior year and no new bonds were issued during 2022. Hence, no convertible bonds are outstanding as at December 31, 2022.

M.	Impairment

i.	Non-derivative financial assets
Financial instruments and contract assets
The Group recognizes loss allowances for expected credit losses (ECLs) on:

•	financial assets measured at amortized cost;

•	debt investments measured at FVTOCI; and

•	contract assets.
The Group measures loss allowances at an amount equal to lifetime ECLs, except for the following, which are measured at
12-month
ECLs:

•	debt securities that are determined to have low credit risk at the reporting date; and

•
other debt securities and bank balances for which credit risk (the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

Loss allowances for trade receivables (including lease receivables) and contract assets are always measured at an amount equal to lifetime ECLs.
When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis based on the Group’s historical experience and informed credit assessment, as well as forward-looking information.

F-
21

WALLBOX N.V.
Notes to the consolidated financial statements

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
Measurement of ECLs
ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e., the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Group expects to receive).
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
Write-offs
The gross carrying amount of a financial asset is written off when the Group has no reasonable expectation of recovering a financial asset in its entirety or a portion thereof. For individual customers, the Group has a policy of writing off the gross carrying amount when the financial asset is 180 days past due based on historical experience with recoveries of similar assets. For corporate customers, the Group individually makes an assessment with respect to the timing and amount of the write-off
based on whether there is a reasonable expectation of recovery. The Group expects no significant recovery from the amount written off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Group’s procedures for recovery of amounts due.
ii.
Non-financial
assets
At each reporting date, the Group reviews the carrying amounts of its non-financial
assets (other than inventories, contract assets and deferred tax assets) to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill is tested at least annually for impairment.
For impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets, or Cash Generating Units (CGUs). Goodwill arising from a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination.
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

WALLBOX N.V.
Notes to the consolidated financial statements

N.	Provisions
Provisions are determined by discounting the expected future cash flows at a pre-tax
rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as a finance cost.
Warranties
: A provision for legal warranties is recognized when the underlying products or services are sold and is based on historical warranty data and a weighting of possible outcomes against their associated probabilities.

O.	Grants
Government grants are recognized where there is reasonable assurance that the grant will be received and that all attached conditions will be complied with. When the grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the related costs it is intended to compensate are expensed. When the grant relates to an asset, it is recognized as income in equal amounts over the expected useful life of the related asset.
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
At commencement, or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of its relative stand-alone price. However, for the leases of property, the Group has elected not to separate lease and non-lease
components and to account for them as a single lease component.
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
The
right-of-use
asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use
asset reflects that the Group will exercise a purchase option. In that case, the right-of-use
asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as that of property, plant and equipment. In addition, the right-of-use
asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

F-2
3

WALLBOX N.V.
Notes to the consolidated financial statements

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

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option, or if there is a revised in-substance
fixed lease payment.
When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use
asset or is recorded in profit or loss if the carrying amount of the right-of-use
asset has been reduced to zero.
Short-term leases and leases of
low-value
assets
The Group has elected not to recognize
right-of-use
assets and lease liabilities for leases of
low-value
assets (less than Euros 5,000) and short-term leases, including IT equipment. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

F-
24

WALLBOX N.V.
Notes to the consolidated financial statements

Q.	Fair value measurement
‘Fair value’ is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal market or, in its absence, the most advantageous market to which the Group has access at that date. The fair value of a liability reflects its non-performance
risk.
Several of the Group’s accounting policies and disclosures require the measurement of fair values for both financial and non-financial
assets and liabilities.
The Group measures the fair value of an instrument using the quoted price in an active market for that instrument, if that price is available. A market is regarded as ‘active’ if transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
If there is no quoted price in an active market, then the Group uses valuation techniques that maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The chosen valuation technique incorporates all of the factors that market participants would take into account when pricing a transaction.
If an asset or a liability measured at fair value has a bid price and an ask price, then the Group measures assets and long positions at a bid price and liabilities and short positions at an ask price.
The best evidence of the fair value of a financial instrument on initial recognition is normally the transaction price – i.e., the fair value of the consideration given or received. If the Group determines that the fair value on initial recognition differs from the transaction price and the fair value is evidenced neither by a quoted price in an active market for an identical asset or liability nor based on a valuation technique for which any unobservable inputs are judged to be insignificant in relation to the measurement, then the financial instrument is initially measured at fair value, adjusted to defer the difference between the fair value on initial recognition and the transaction price. Subsequently, that difference is recognized in profit or loss on an appropriate basis over the life of the instrument but no later than when the valuation is wholly supported by observable market data or the transaction is closed out.
The Group uses observable market data to the extent possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).
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
Further information about the assumptions made in measuring fair values is included in the following notes:
Note 22 – Employee benefits (share-based payment arrangements);
Note 13 – Financial assets and financial liabilities; and
Note 6 – Business combinations.

R.	Cash and cash equivalents
Cash and cash equivalents comprise cash balances and call deposits with an original maturity of three months or less, both for the statement of financial position and for the statement of cash flows.
We maintain cash and cash equivalents with major Financial institutions. Our cash and cash equivalents of bank deposits held with banks that, at the time, exceed federally or locally insured limits.

S.	Assets held for sale
An entity shall be classified as a
non-current
asset (or disposal group) as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use.
For this to be the case, the asset (or disposal group) must be available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (or disposal groups) and its sale must be highly probable.
For the sale to be highly probable, the appropriate level of management must be committed to a plan to sell the asset (or disposal group), and an active process to locate a buyer and complete the plan must have been initiated. Further, the asset (or disposal group) must be actively marketed for sale at a price that is reasonable in relation to its current fair value. In addition, the sale should be expected to qualify for recognition as a completed sale within one year from the date of classification and actions required to complete the plan should indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. The probability of shareholders’ approval (if required in the jurisdiction) should be considered as part of the assessment of whether the sale is highly probable.
An entity that is committed to a sale plan involving loss of control of a subsidiary shall classify all the assets and liabilities of that subsidiary as held for sale, regardless of whether the entity will retain a non-controlling
interest in its former subsidiary after the sale.

F-2
5

WALLBOX N.V.
Notes to the consolidated financial statements

An entity shall measure a
non-current
asset (or disposal group) classified as held for sale at the lower of its carrying amount and fair value less costs to sell.

6.	BUSINESS COMBINATIONS AND CAPITAL REORGANIZATION
A – AR Electronic Solutions, S.L.
On July 29, 2022, Wallbox Chargers, S.L.U. acquired 100% of shares of AR Electronics Solutions, S.L.U., incorporated in Spain, a provider of innovative printed circuit boards (PCBs). The total consideration for this transaction was Euros 10,035 thousand and consisted of a cash payment of Euros 4,200 thousand at the date of acquisition and the issuance of 700,777 Class A shares of Wallbox N.V., whose fair
value is Euros 8,99 per share. In addition, there are three
earn-out
payments (contingent consideration) which total a maximum of Euros 1,000 thousand each, to be paid in 2023, 2024 and 2025 if certain conditions established in the acquisition contract are met. The earn-outs will be paid 50% in cash and the remaining 50% by Class A shares of Wallbox NV based on the actual share price at settlement date. Considering that contingent consideration will be paid to the sellers of AR Electronic Solutions S.L.U. that are currently employed by the group and the payment will be automatically forfeited if employment terminates, the contingent consideration is considered as remuneration for post combination services and has been accounted for in accordance with IFRS 2 and IAS 19. Additionally, the group granted 111,236
RSUs to the sellers as post-acquisition remuneration (See Note 22). The
Company considered that the underlying required conditions will be completely achieved, as these conditions are aligned with the Group objectives.
The total amount of expenses recognized in the 2022 profit and loss is
Euro 539 thousand.
The acquisition of AR Electronics Solutions, S.L.U. is expected to bring unique capabilities that further differentiate the Group’s technology while also improving the vertical integration of the Group. In a time where continued supply chain uncertainty persists, bringing this critical component in-house
is a key differentiator for the transaction.
The goodwill recognized upon this acquisition is mainly made up of expected synergies from the combining operations, resulting in an overall improvement of the Group’s gross margin on the sales of chargers.
Details of the purchase consideration are as follows:

(In thousand Euros)
Purchase consideration:
Amount paid (in cash)	4,200
Amount paid (in shares)	6,300
Setlement of pre-existing trade receivables with Wallbox group	(1,463)
Setlement of pre-existing trade payables with Wallbox group	998

Total	10,035

Assets and liabilities recognized at fair value as a result of the acquisition were as follows:

(In thousand Euros)
Property, plant and equipment	1,567
Intangible assets	1,919
Right of use	1,224
Non-current financial assets	59
Inventories	6,891
Trade and other financial receivables	2,670
Cash and cash equivalents	5,078

Total Assets	19,408

Non-current loans and borrowings	(4,383)
Lease liabilities	(988)
Deferred tax liabilities	(1,086)
Trade and other financial payables	(5,697)
Current loans and borrowings	(2,790)
Total Liabilities	(14,944)

Identifiable net assets acquired	4,464

Purchase consideration	10,035

Goodwill arising on acquisition	5,571

The contribution in 2022 of the acquired business to the consolidated revenue has been Euros 5,273 thousand, and the contribution to the consolidated net result for the year has been a profit of Euros 850 thousand. If the business combination had taken place on January 1, 2022, the contribution to consolidated revenue and to the consolidated net result of the year would have amounted to Euros 9,561 thousand and Euros 3,350 thousand, respectively.

WALLBOX N.V.
Notes to the consolidated financial statements

The costs related to the Business Combination during 2022 amounted to Euros 69 thousand and have been recognized as operating expenses in the Consolidated Statement of Profit or Loss.
B – Coil, Inc.
On August 4, 2022, Wallbox USA, Inc. acquired 100% of the outstanding shares of Coil, Inc., incorporated in the United States of America, which is a provider of electrical installation services for EV charging, battery storage and electrical infrastructure in North America. The total consideration for this transaction was Euro 3,572 thousand and consisted of a cash payment of Euro 1,155 thousand at the date of acquisition and the issuance of 272,826 Class A shares of Wallbox N.V. in January 2023, whose fair
value is Euros 8,09 per share. In addition, there is an
earn-out
payment (contingent consideration) of up to 304,350 Class A Shares if certain conditions established in the acquisition contract are met. This earn-out
will be paid with Class A shares of Wallbox NV based on the share price at acquisition date. Considering that contingent consideration will be paid to current employees of the group and the payment will be automatically forfeited if employment terminates, the contingent consideration is considered as remuneration for post combination services and has been accounted for in accordance with IFRS 2.
the Company considered that the underlying required conditions will be completely achieved, as these conditions are aligned with the Group objectives
Additionally, the group granted 384,783
RSUs to the sellers as post-acquisition remuneration (See Note 22). The total amount of expenses recognized in the 2022 profit and loss is Euro
 1,769
thousand. A convertible loan of USD 1,000 thousand has been settled with the related noteholder and recognized at fair value in the Net assets at acquisition date for USD 2,000 thousand.
The acquisition of Coil, Inc. will allow the Group to further enhance its service offerings to customers in residential and commercial settings, while also expanding into the rapidly growing DC Fast Charging installation market. The goodwill recognized upon this acquisition is mainly made up of expected synergies from the combining operations, resulting in an increase of the Group’s sale of (public) chargers in the US market.
Details of the purchase consideration are as follows:

(In thousand Euros)
Purchase consideration:
Amount paid (in cash)	1,155
To be paid (in shares) (Note 17)	2,417

Total	3,572

Assets and liabilities recognized at fair value as a result of the acquisition were as follows:

(In thousand Euros)
Intangible assets	2,057
Inventories	142
Trade and other financial receivables	817
Cash and cash equivalents	97

Total Assets	3,113

Non-current Loans and borrowings	(2,195)
Current Loans and borrowings	(71)
Deferred tax liabilities	(438)
Trade and other financial payables	(452)
Total Liabilities	(3,156)

Identifiable net assets acquired	(43)

Purchase consideration	3,572

Goodwill arising on acquisition	3,615

The contribution in 2022 of the acquired business to the consolidated revenue has been Euros 3,590 thousand, and contribution to the consolidated net result for the year has been a loss of Euros 1,340 thousand. If the business combination had taken place at the January 1, 2022, the contribution to consolidated revenue and to the consolidated net loss
of the year would have amounted to Euros 5,888 thousand and Euros 1,832 thousand, respectively.
The costs related to the Business Combination during 2022 amounted to Euros 84 thousand and have been recognized as operating expenses in the Consolidated Statement of profit or loss.

WALLBOX N.V.
Notes to the consolidated financial statements

C -Transaction with Wallbox Chargers and Kensington
The Business Combination Agreement was executed with the sole aim of performing an Initial Public Offering (IPO) to list on the New York Stock Exchange (NYSE) and integrating new investors and does not qualify as business combination under IFRS 3, as explained below. The execution of the following steps, as agreed between the parties, was involved in the Transaction:

a)	Incorporating up Wallbox B.V. in the Netherlands on June 7, 2021;

b)	Converting Wallbox Chargers convertible bonds into shares of Wallbox Chargers on September 16, 2021;

c)	Converting Wallbox B.V. into Wallbox N.V.;

d)	Reverse subsidiary merger between Orion Merger Sub Corp. with Kensington Capital Acquisition Corp. II (Kensington);

e)	Share-for-share exchange of Wallbox Chargers shares into Wallbox N.V.;

f)	Share-for-share exchange of Kensington shares into Wallbox N.V.;

g)	PIPE investment;

h)	Listing;
Steps c to g took place at the same time at the Closing date of October 1, 2021. Listing on the NYSE started on October 4, 2021. Regarding steps e to g, on the Closing Date of October 1, 2021:

i.
Each outstanding Class A ordinary share of Wallbox Chargers, S.L.U. (including each such share resulting from the conversion of convertible bonds of Wallbox Chargers, S.L.U. prior to the Closing Date by the noteholders thereof), and each outstanding Class B ordinary share was exchanged by means of a contribution in kind in exchange for the issuance of a number of Class A Shares or Wallbox Class B Shares by Wallbox N.V., as applicable, determined in each case by reference to an “Exchange Ratio,” calculated in accordance with the Business Combination Agreement (240.990795184659). All Wallbox shareholders, other than Enric Asunción Escorsa and Eduard Castañeda, received Wallbox Class A Shares in the exchange. Both Enric Asunción Escorsa and Eduard Castañeda received Class B Shares in the share capital of Wallbox;

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

iii.
In connection with the foregoing and concurrently with the execution of the Business Combination Agreement on September 29, 2021, Kensington and Wallbox N.V. entered into Subscription Agreements (the “Subscription Agreements”) with certain investors (the “PIPE Investors”), pursuant to which the PIPE Investors agreed to subscribe to, and Wallbox N.V. agreed to issue to such PIPE Investors, an aggregate of 11,100,000 Wallbox Class A Shares at USD 10.00 per share for gross proceeds of thousand USD 111,000 (the “PIPE Financing”) on the Closing Date.

Wallbox N.V. was incorporated on June 7, 2021 with ten shares, Euros 0.12 par value, with the sole aim of reorganizing the previous group headed by Wallbox Chargers, S.L.U. and executing the Business Combination Agreement to implement the IPO of shares (new and old shares) to be listed on the NYSE. Consequently, all the steps were designed as a single transaction with a single aim (listing Wallbox Chargers’ business on the NYSE and integrating new investors), and this purpose has been considered as the basis of the accounting treatment applied in order to present an accurate account of the transaction in Wallbox’s consolidated financial statements. In this regard, Wallbox N.V. became the parent of the group as per the contribution in kind of the shares of Wallbox Chargers and Kensington shares on October 1, 2021.
Wallbox Chargers acquisition
As per the Business Combination Agreement, Wallbox N.V. became the new parent of the Wallbox Group as per a contribution in kind of the shares of Wallbox Chargers, S.L.U. on October 1, 2021.
From an accounting perspective, the contribution in kind of Wallbox Chargers and subsidiaries qualified as a ‘business combination involving entities or businesses under common control’ which are not in the scope of IFRS 3. IFRS currently has no guidance on how to account for transactions of this nature.
After analyzing all the factors involving the Transaction, management concluded that Wallbox N.V. could not be considered as a separate entity acting in its own right as an acquirer in a business combination (as it acts on the behalf of the same shareholders of Wallbox Chargers) and the economic substance of its incorporation and the holding of the shares of Wallbox Chargers was considered to be intended only for a reorganization of the group for the sole purpose of the IPO and the integration of new investors.
Consequently, management decided that Wallbox N.V. would recognize in its consolidated financial statements the net assets of Wallbox Chargers and its subsidiaries as per their previous carrying amounts (book value/pooling of interests (carry-over basis) method of accounting) and will apply this accounting treatment to similar transactions in the future.

WALLBOX N.V.
Notes to the consolidated financial statements

Acquisition of Kensington Acquisition Corp. II
The contribution in kind of Kensington was not within the scope of IFRS 3 as Kensington did not meet the definition of a business in accordance with IFRS 3.
Therefore, Wallbox did not acquire a business through the contribution in kind and accounted for the Kensington shares within the scope of IFRS 2 Share-based payments. Kensington was treated as the “acquired” company for financial reporting purposes and its net assets were recognized at historical cost, with no goodwill or other intangible assets recorded.
As a result of the Transaction, Kensington shareholders became shareholders of Wallbox.
In accordance with IFRS 2, the excess of fair value of Wallbox shares issued over the fair value of Kensington’s identifiable net assets acquired represented compensation for the service of a stock exchange listing for its shares and was expensed as incurred.
In this regard, the fair value of Kensington’s net assets at the closing date amounted to USD 115,244 thousand or Euros 99,524 thousand (comprised of cash and cash equivalents of Euros 114,015 thousand and derivative warrant liabilities of Euros 14,491 thousand) plus the cash proceeds received from PIPE Investors amounting to USD 111,000 thousand or Euros 95,860 thousand, totaling Euros 195,384 thousand.
The fair value of the Wallbox Chargers business agreed between the independent parties involved in the Transaction amounted to USD 1,400,000 thousand (Euros 1,209,040 thousand) in accordance with the Business Combination Agreement. Therefore, based on an 18.1% equity interest in Wallbox issued to Kensington shareholders, the fair value of the Wallbox shares exchanged in the transaction was estimated at Euros 267,556 thousand.
Consequently, the difference between the fair value of the Wallbox shares provided (Euros 267,556 thousand) and Kensington’s net assets (Euros 195,384 thousand), amounting to Euros 72,172 thousand, was recorded as a finance expense in the statement of profit or loss of Wallbox at the closing date, representing the value of the stock exchange listing services rendered by Kensington and its shareholders.
Comparative information
There is no approved guidance in IFRS regarding the presentation of comparatives when applying the pooling of interests method for business combinations between entities under common control.
Considering this lack of guidance and IAS 8, Management determined that Wallbox would restate its comparatives and adjust its current reporting period before the date of the transaction as if the combination has occurred at the start of the earliest period presented.
Wallbox has decided to present comparatives, as the consolidated financial statements of Wallbox are considered to be a continuation of those of Wallbox Chargers.
Consequently, Wallbox N.V. is considered the parent of the Wallbox Group at January 1, 2019 and has included comparatives for the year ended December 31, 2020. From this date, Wallbox’s consolidated financial statements will be the continuation of those issued by Wallbox Chargers, recognizing the incorporation of Kensington as of October 1, 2021.

From January
1, 2020 and until October 1, 2021, the structure of Wallbox’s equity and net assets remained the same as that of Wallbox Chargers. On October 1, 2021, as a result of the share capital increases in Wallbox N.V. due to the legal contribution in kind of Wallbox Chargers and Kensington, certain adjustments were made to estimate the net equity and to present the share capital of Wallbox, considering that the Wallbox Group’s losses for the period until September 30, 2021 include those for Wallbox N.V. as of its date of incorporation (June 7, 2021) and those for the WallBox Chargers Group from January 1, 2021 to September 30, 2021:

(In thousand Euros)	October 1, 2021
Share capital	44,430
Share premium	321,789
Loss for the period	(154,680)
Other equity components	4,371
Foreign currency translation reserve	118

Total equity attributable to owners of the company	216,028

WALLBOX N.V.
Notes to the consolidated financial statements

Treatment of transaction costs
In accordance with IAS 32, Wallbox analyzed the total costs incurred in the Transaction to determine which were incremental and directly attributable to the issuance of new shares, which would qualify to be deducted from equity directly rather than expensed through profit or loss.
Some costs were 100% attributable to the issuance of the new shares in exchange for cash, while other costs incurred were related to a combination of the issuance of new shares and obtaining the listing. For this latter group of costs, only the part that could be attributed to the issuance of new shares in exchange for cash was deducted from equity. The percentage for this allocation was determined as the ratio of the number of new shares issued in exchange for cash compared to the total number of outstanding shares after the Transaction.
A total amount of Euros 17,397 thousand (Note 17) of incremental and directly attributable costs for the issuance of new shares has been deducted from share premium directly. Costs which are not incremental and directly attributable to the issuance of shares totaled Euros 8,046 thousand (Note 21) and are expensed in profit or loss.
Impact of the Transaction on
earnings-per-share
(the EPS)
The contribution in kind of the shares of Wallbox Chargers did not impact the number of ordinary shares and had no change in resources. Since Wallbox N.V. would be considered the parent of the Wallbox Group at January 1, 2019 for comparison purposes, it has been considered reasonable to apply the same Exchange Ratio of 240.990795184659 used at October 1, 2021.
The contribution in kind of Kensington shares modified the number of ordinary shares with a corresponding change in resources (the net assets of Kensington are new in the Wallbox Group and are considered a change in resources). Therefore, such new shares would impact the weighted average number of ordinary shares outstanding from October 1, 2021.
Consequently, the weighted average number of ordinary shares outstanding for basic and diluted EPS for the prior periods is as follows:

OUTSTANDING SHARES

December 31, 2020

Shares	Outstanding shares
Class A	280,737
Class B	111,381

Total	392,118

Shares for Basic EPS Wallbox Chargers	392,118
Exchange ratio	240.99

Adjusted number of shares	94,496,837

7.	OPERATING SEGMENTS
Basis for segmentation
The Group’s business segment information included in this note is presented in accordance with the disclosure requirements set forth in IFRS 8. Segment reporting is a basic tool used for monitoring and managing the Group’s different activities. Segment reporting is prepared based on the lowest level units, which are then aggregated in line with the structure established by Group management to set up higher level units and, finally, the actual business segments.
The Group has consistently aligned the information from this item with the information used internally for top management reports (Group top management consists of all Chief Officers acting as decision makers). The Group’s operating segments reflect its organizational and management structures. Group management reviews the Group’s internal reports and uses these segments to assess performance and allocate resources.
The segments are differentiated by geographical areas from which revenue is or will be generated. The financial information for each segment is prepared by aggregating figures from the different geographical areas and business units existing in the Group. This information links both the accounting data from the units included in each segment and that provided by the management reporting systems. In all cases, the same general principles are applied as those used in the Group.
For management purposes, the Group is organized into business units based on geographical areas and therefore has three reportable business segments. The business segments are as follows:

•	EMEA: Europe-Middle East Asia

•	NORAM: North America

•	APAC: Asia-Pacific
Transfer prices between operating segments are on an
arm’s-length
basis in a manner similar to transactions with third parties.

WALLBOX N.V.
Notes to the consolidated financial statements

Information on reportable segments
Information related to each reportable segment is set out below. Segment operating profit (loss) is used to measure performance, as management believes that this information is the most relevant when evaluating the results of the respective segments relative to other entities operating in the same industries.

	Year ended December 31, 2022
					Consolidated
					adjustments and
(In Thousand Euros)	EMEA	NORAM	APAC	Total segments	eliminations	Consolidated
Revenue	140,145	23,552	414	164,111	(19,926)	144,185
Changes in inventories and raw materials and consumables used	(88,104)	(15,787)	(16)	(103,907)	18,302	(85,605)
Employee benefits	(74,895)	(13,533)	(386)	(88,814)	—	(88,814)
Other operating expenses	(72,844)	(21,026)	(113)	(93,983)	2,428	(91,555)
Amortization and depreciation	(17,058)	(1,830)	(2)	(18,890)	—	(18,890)
Other income	1,508	335	1	1,844	—	1,844
Operating Loss	(111,248)	(28,289)	(102)	(139,639)	804	(138,835)
Total Assets	515,796	155,529	60	671,385	(249,401)	421,984

Total Liabilities	336,356	32,001	47	368,404	(115,570)	252,834

	Year ended December 31, 2021
					Consolidated
					adjustments and
(In thousand Euros)	EMEA	NORAM	APAC	Total segments	eliminations	Consolidated
Revenue	74,280	4,687	298	79,265	(7,686)	71,579
Changes in inventories and raw materials and consumables used	(47,056)	(3,345)	(19)	(50,420)	6,167	(44,253)
Employee benefits	(27,130)	(2,309)	(227)	(29,666)	—	(29,666)
Other operating expenses	(42,273)	(1,778)	(63)	(44,114)	709	(43,405)
Amortization and depreciation	(8,214)	(268)	(1)	(8,483)	—	(8,483)
Other income/(expense)	962	(306)	—	656	—	656

Operating Loss	(49,431)	(3,319)	(12)	(52,762)	(810)	(53,572)

Total Assets	343,320	128,312	84	471,716	(129,103)	342,613

Total Liabilities	210,418	15,622	16	226,056	(14,515)	211,541

	Year ended December 31, 2020
					Consolidated
					adjustments and
(In thousand Euros)	EMEA	NORAM	APAC	Total segments	eliminations	Consolidated
Revenue	19,673	1	57	19,731	(54)	19,677
Changes in inventories and raw materials and consumables used	(10,557)	(13)	(20)	(10,590)	16	(10,574)
Employee benefits	(9,128)	(617)	(61)	(9,806)	—	(9,806)
Other operating expenses	(7,765)	(427)	(37)	(8,229)	37	(8,192)
Amortization and depreciation	(2,265)	(114)	—	(2,379)	—	(2,379)
Other income	289	—	—	289	—	289

Operating Loss	(9,753)	(1,170)	(61)	(10,984)	(1)	(10,985)

Total Assets	83,202	233	26	83,461	(1,617)	81,844

Total Liabilities	69,231	708	21	69,960	(350)	69,610

WALLBOX N.V.
Notes to the consolidated financial statements

Eliminations and unallocated items
There have been no significant transactions between segments for the years ended December 31, 2022, 2021 and 2020, except for inter-segment revenues which are eliminated in the column ‘Consolidated adjustments and eliminations’. The elimination of revenue and changes in inventories and raw materials and consumables used mainly relates to eliminating the intercompany sales of EMEA to NORAM and APAC. The impact of this elimination on consolidated operating loss relates to the elimination of profit on stock of inventories held by the NORAM segment.
Certain financial assets and liabilities are not allocated to these segments, as they are managed on a Group basis. These are reflected in the ‘Consolidated adjustments and eliminations’ column. All finance income and expenses are considered to be part of the Corporate segment and hence not further allocated to the operating segments EMEA, NORAM and APAC.
External revenue by location of customers
Operating Segments
External revenue by location of customers

	Year ended December 31,
(In thousand Euros)	2022		2021		2020
Country	Revenue	%	Revenue	%	Revenue	%
Spain	20,076	14%	6,910	10%	4,441	23%
United States	19,412	13%	4,713	7%	121	1%
Italy	14,927	10%	7,338	10%	1,026	5%
France	13,689	9%	4,346	6%	1,368	7%
Netherlands	11,895	8%	5,381	8%	1,991	10%
United Kingdom	8,124	6%	6,598	9%	2,097	11%
Germany	7,944	6%	12,034	17%	1,046	5%
Belgium	7,581	5%	2,394	3%	540	3%
Sweden	6,518	5%	3,527	5%	581	3%
Canada	4,120	3%	—	0%	—	0%
Portugal	2,471	2%	977	1%	391	2%
Ireland	2,390	2%	1,638	2%	410	2%
Australia	2,334	2%	1,224	2%	328	2%
Israel	2,253	2%	1,170	2%	85	0%
New Zeeland	2,082	1%	733	1%	166	1%
Czech Republic	1,473	1%	137	0%	37	0%
Greece	1,240	1%	538	1%	131	1%
Thailand	1,172	1%	333	0%	122	1%
Denmark	1,065	1%	974	1%	18	0%
Finland	893	1%	116	0%	4	0%
Brazil	887	1%	179	0%	3	0%
Norway	848	1%	5,319	7%	3,273	17%
Other Countries	10,791	7%	5,000	7%	1,498	8%

Total	144,185	100%	71,579	100%	19,677	100%

WALLBOX N.V.
Notes to the consolidated financial statements

8.	PROPERTY, PLANT AND EQUIPMENT
A. Reconciliation of carrying amount

(In thousand Euros)	Leasehold improvements	Fixtures and fittings	Plant and equipment	Assets under construction	Total
Balance at January 1, 2021	2,036	922	1,478	986	5,422

Additions	10,178	1,900	8,030	838	20,946
Disposals	(75)	(5)	—	—	(80)
Transfers	804	127	86	(986)	31
Depreciation for the year	(320)	(299)	(427)	—	(1,046)
Translation differences	—	1	—	—	1

Balance at December 31, 2021	12,623	2,646	9,167	838	25,274

Additions	7,105	1,542	27,443	172	36,262
Disposals	—	—	—	—	—
Business Combination	—	126	1,441	—	1,567
Transfers	640	18	180	(838)	—
Depreciation for the year	(1,693)	(525)	(2,781)	—	(4,999)
Translation differences	—	2	(228)	—	(226)

Balance at December 31, 2022	18,675	3,809	35,222	172	57,878

Cost
At December 31, 2020	2,177	1,038	1,755	986	5,956

At December 31, 2021	13,084	3,061	9,871	838	26,854

At December 31, 2022	20,829	4,749	38,707	172	64,457

Accumulated depreciation
At December 31, 2020	(140)	(117)	(277)	—	(534)

At December 31, 2021	(460)	(416)	(704)	—	(1,580)

At December 31, 2022	(2,153)	(941)	(3,485)	—	(6,579)

WALLBOX N.V.
Notes to the consolidated financial statements

Additions of property, plant and equipment for 2022 totaling Euros 36,262 thousand (Euros 20,946 thousand in 2021) mainly due to leasehold improvements at the headquarters located in Barcelona and the investment in the new factory in Arlington, Texas, USA.
At December 31, 2022
, additions of property, plant and equipment for which payment was still pending totaled Euros
8,979
 thousand (Euros
10,512
 thousand at December 31, 2021).
Other information
The Group has obtained insurance policies that cover the carrying amount of its property, plant and equipment.
The commitments amount to Euros 3,318 thousand (Euros 11,438 thousand at December 31, 2021). These commitments mainly correspond to the machinery and tools for the Texas and Barcelona plants.
There are no other significant contractual obligations to purchase, construct or develop property, plant and equipment assets.
The Group has no restrictions on the sale of its property, plant and equipment and no pledge exists on these assets at December 31, 2022 and 2021, except for the leasehold improvement which cannot be realized and which totals Euros 20,829 thousand at December 31, 2022 (Euros 13,084 thousand at December 31, 2021).

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

a)	Set out below are the carrying amounts of right-of-use assets recognized and the movements during the periods:

(In thousand Euros)	Buildings	Vehicles	Other assets	Total
Balance at January 1, 2021	2,978	429	438	3,845

Additions	15,060	860	503	16,423
Depreciation for the year	(1,217)	(323)	(222)	(1,762)
Translation differences	(2)	—	—	(2)

Balance at December 31, 2021	16,819	966	719	18,504

Additions	7,877	758	64	8,699
Business combinations	402	—	822	1,224
Depreciation for the year	(2,560)	(527)	(310)	(3,397)
Others	(553)	—	—	(553)
Translation differences	413	(2)	—	411

Balance at December 31, 2022	22,398	1,195	1,295	24,888

Additions in 2022 primarily relate to the facility in Arlington, Texas (USA) with a lease term of 10 years.
Additions in 2021 primarily relate to the
20-year
agreement with “
Consorcio de la Zona Franca de Barcelona
”, and the leased offices in France and the United States of America. In August 2021, a
10-year
lease was agreed to for the new offices located in Barcelona.

WALLBOX N.V.
Notes to the consolidated financial statements

b)	Set out below are the carrying amounts of lease liabilities and the movements during the periods:

(In thousand Euros)	Buildings	Vehicles	Other assets	Total
Balance at January 1, 2021	3,280	432	405	4,117

Additions to liabilities	15,060	860	503	16,423
Interest on lease liabilities	588	25	18	631
Lease payments	(811)	(349)	(300)	(1,460)
Translation differences	(2)	—	—	(2)

Balance at December 31, 2021	18,115	968	626	19,709

Additions to liabilities	7,783	663	71	8,517
Business combinations	402	—	586	988
Interest on lease liabilities	1,210	40	17	1,267
Lease payments	(2,322)	(492)	(315)	(3,129)
Others	(340)	—	—	(340)
Translation differences	289	—	—	289

Balance at December 31, 2022	25,137	1,179	985	27,301

An analysis of the contractual maturity of lease liabilities, including future interest payable, is as follows:

(In thousand Euros)	December 31, 2022	December 31, 2021 (*)
6 months or less	1,892	1,189
6 months to 1 year	1,952	1,223
From 1 to 2 years	3,879	2,371
From 2 to 5 years	9,844	6,713
More than 5 years	17,820	15,320

Total	35,387	26,816

*
December 31, 2021 presentation has been revised to retrospectively present the contractual maturity of lease liabilities at December 31, 2021. This has been decreased with Euros 9,603 thousand in total and Euros 5,079 thousand for more than 5 years, as the lease of the factory in Arlington, USA incepted on January 1, 2022.

Amounts recognized in profit or loss derived from lease liabilities and expenses on short-term and low value leases (IFRS 16 exemption applied) are as follows:

(In thousand Euros)	2022	2021	2020
Interest on lease liabilities (see note 23)	1,267	631	107
Expenses relating to short-term and low value leases (see note 21)	3,454	567	305

Of the leasing contracts, those related to vehicle rental do not have extension options, whereas leasing contracts for plants and office buildings may include extension options that have been considered from the inception of the lease.

WALLBOX N.V.
Notes to the consolidated financial statements

10.	INTANGIBLE ASSETS AND GOODWILL
a) Intangible assets
Details of and movement in items comprising intangible assets are as follows:

(In thousand Euros)	Software	Patents and customer relationships	Development costs	Other	Total
Balance at January 1, 2021	3,390	682	19,035	14	23,121

Additions	2,276	261	17,309	108	19,954
Disposals	(5)	—	(53)	—	(58)
Transfers	—	—	(31)	—	(31)
Amortization for the year	(818)	(112)	(4,746)	—	(5,676)
Translation differences	—	—	—	—	—

Balance at December 31, 2021	4,843	831	31,514	122	37,310

Additions	2,409	4	26,807	845	30,065
Disposals	—	—	—	—	—
Business Combination	350	3,613	—	—	3,963
Transfers	—	—	123	(123)	—
Amortization for the year	(1,223)	(363)	(8,908)	—	(10,494)
Translation differences	(2)	(43)	1	—	(44)

Balance at December 31, 2022	6,377	4,042	49,537	844	60,800

Cost
At December 31, 2020	3,749	743	20,422	14	24,928

At December 31, 2021	6,020	1,004	37,647	122	44,793

At December 31, 2022	8,777	4,578	64,577	844	78,776

Accumulated amortization
At December 31, 2020	(359)	(61)	(1,386)	—	(1,806)

At December 31, 2021	(1,177)	(173)	(6,132)	—	(7,482)

At December 31, 2022	(2,400)	(536)	(15,040)	—	(17,976)

During 2022, the Group made investments in several development projects, consisting of payroll expenses and other costs totaling Euros 26,807 thousand (Euros 17,309 thousand in 2021), for which the associated development expenditures met the requirements for capitalization.
From the total development expenditure, Euros 20,204 thousand (Euros 11,686 thousand in 2021) corresponds to the capitalization of internal payroll costs in relation to the product development process, particularly in the DC products Quasar and Supernova, the AC products Pulsar and the MyWallbox software.
The average remaining amortization term for these assets is between 3 and 5 years.
Additions of patents, licenses and similar, and computer software totaled Euros 2,413 thousand (Euros 2,537 thousand in 2021) due primarily to the implementation of new software applications. The patents and customer relationships category also include the registration of brands, logos, and design patents for different chargers.
During 2022, the Group has additions coming from the business combinations disclosed in Note 6.
At December 31, 2022, additions of intangible assets for which payment was still pending totaled Euros 845 thousand (Euros 376 thousand at December 31, 2021). The Group has no restrictions on the realizability of its intangible assets and no pledge exists on these assets as of December 31, 2022 and 2021.
At December 31, 2022, there are commitments for the acquisition of intangible assets for Euros 1,728 thousand (Euros 1,024 thousand at December 31, 2021).

WALLBOX N.V.
Notes to the consolidated financial statements

b) Goodwill
The Goodwill breakdown by CGU as of December 31, 2022 and December 31, 2021 is as follows:

(In thousand Euros)	ARES	Coil	Nordics	Electromaps/ Software	Total
2022	5,571	3,503	2,570	3,457	15,101
2021	—	—	2,689	3,457	6,146

The change in the carrying amount of goodwill corresponds to the business combinations of 2022 (Note 6) and to the exchange differences from the Nordics business combination.

11.	IMPAIRMENT TESTING OF GOODWILL
For impairment testing purposes, goodwill acquired through business combinations is allocated to the Nordics and Electromaps/Software CGUs, as well as to AR Electronic Solutions, S.L.U. and Coil, Inc.
The Group performed its annual impairment testing on December 31, 2022 and 2021.
Nordics
Nordics is the cash-generating unit focused on the development of the electric charger market for the Group in Scandinavia, capitalizing on the existing customer base and institutional experience obtained as the installation provider of Intelligent Solutions. The recoverable amount of the Nordics CGU has been determined based on a value in use calculation, which utilized cash flow projections from financial budgets approved by senior management covering a five-year period.
The projected cash flows have been built to reflect the increasing demand for EV chargers and associated services in this region. The pre-tax
discount rate applied to cash flow projections is 14.87% (2021: 10%), and cash flows beyond the five-year period are extrapolated using a 1.5% (2021: 1.5
%) growth rate. As a result of this analysis, no impairment has been recognized, as there is sufficient headroom available. The recoverable amount is largely depending on the future growth of the company in 2026 and 2027 and the terminal growth value resulting from it.
Key assumptions utilized in the value in use calculation, and a corresponding sensitivity analysis to demonstrate the impact of changes in assumptions for this unit, are as follows:

•	Revenue and Ebitda:
Even in the maturity market in the Nordics countries, we have considered an increase in revenue to maintain the quote of sales aligned with the Wallbox group budgets. Also, in terms of Ebitda we have considered increases of Ebitda levels achieved through the savings applied mainly in 2023 in the operational expenses and the employee benefits.

•	Discount rates:
Discount rates represent the current market assessment of the risks specific to each CGU and take into consideration the time value of money and individual risks of the underlying assets that have not been incorporated in the cash flow estimates.
The discount rate calculation is based on the specific circumstances of the Group and its CGUs and is derived from the Group’s weighted average cost of capital (WACC). The WACC takes into account costs associated with both debt and equity. The cost of equity is derived from the expected return on investment by the Group’s investors. The cost of debt is based on the interest-bearing borrowings the Group is obliged to service.

WALLBOX N.V.
Notes to the consolidated financial statements

Business-specific risk is incorporated by applying individual beta factors. The beta factors have been evaluated annually based on publicly available market data.
Alpha factor adjustments to the discount rate are made to consider unit specific factors such as the size, liquidity, and market (in addition to other factors) in order to reflect a pre-tax
discount rate.
Based on the impairment test performed no impairment is needed and we have a headroom of around Euros 13 million.
A rise in the unit’s
pre-tax
discount rate to 16.87% (i.e., +2%) would not result in impairment, given the existing headroom.

•	Growth rates used to extrapolate cash flows beyond the forecast period:
Potential growth rates in this business could be higher than that used in the impairment test and a reduction of this rate to 0.75% would not result in impairment, given the existing headroom.
Electromaps/Software
Electromaps/Software is the cash-generating unit focused on the development and sale of software for the Group’s electric chargers. The recoverable amount of the Electromaps/Software CGU has been determined based on a value in use calculation, which utilizes cash flow projections from financial budgets approved by senior management covering a five-year period.
The projected cash flows have been built to reflect increased demand for the software and services associated with EV sales. The pre-tax
discount rate applied to the cash flow projections is 19.60% (2021: 9.04%). and cash flows beyond the five-year period are extrapolated using a 1.5% (2021: 1.5
%) growth rate. As a result of this analysis, no impairment has been recognized, as there is sufficient headroom available. The recoverable amount is largely depending on the future growth of the company and the terminal value calculated.
Key assumptions utilized in the value in use calculation, and a corresponding sensitivity analysis to demonstrate the impact of changes in assumptions for this unit, are as follows:

•	Number of future users and market share during the forecast period:
The number of future users in this CGUs is rapidly increasing and the unit has high market share in the Spanish market. Even a slight reduction of the market share would be counteracted by the increase in the aggregate number of users anticipated to enter the market.

•	Gross margins:
Gross margins are based on average values achieved in the most recent quarters preceding the beginning of the budget period and based on peers in the software business. The gross margins for this CGU are currently around 66.4% and are expected to decrease in the future to reach approximately 55%.

•	Discount rates:
Discount rates represent the current market assessment of the risks specific to each CGU, taking into consideration the time value of money and individual risks of the underlying assets that have not been incorporated in the cash flow estimates.
The discount rate calculation is based on the specific circumstances of the Group and its CGUs and is derived from the Group’s weighted average cost of capital (WACC). The WACC takes into account costs associated with both debt and equity. The cost of equity is derived from the expected return on investment by the Group’s investors. The cost of debt is based on the interest-bearing borrowings the Group is obliged to service.
Business-specific risk is incorporated by applying individual beta factors. The beta factors have been evaluated based on publicly available market data.
Alpha factor adjustments to the discount rate are made to consider unit specific factors such as the size, liquidity, and market (in addition to other factors) in order to reflect a pre-tax
discount rate.
Based on the impairment test performed no impairment is needed and we have a headroom of around Euros 11 million.
A rise in the unit’s
pre-tax
discount rate to 21.60% (i.e., +2%) would not result in an impairment, given the existing significant headroom.

•	Growth rates used to extrapolate cash flows beyond the forecast period:
Potential growth rates in this business could be higher than that used in the impairment test and a reduction of this rate to 0.75% would not result in impairment, given the existing headroom.
Ares
Ares is the cash-generating unit focused on providing to Wallbox innovative printed circuit boards (PCBs). The recoverable amount of the Ares CGU has been determined based on the value derived from bringing unique capabilities that further differentiate the technology while improving the vertical integration in the Group. In a time where continued supply chain uncertainty persists, bringing this critical component in-house
is a key differentiator.
The projected cash flows have been built to reflect the increasing demand for EV chargers and associated services around the world. The pre-tax
discount rate applied to cash flow projections is 11.22%, and cash flows beyond the five-year period are extrapolated considering an “Exit multiple” of 4x. As a result of this analysis, no impairment has been recognized, as there is sufficient headroom available.

WALLBOX N.V.
Notes to the consolidated financial statements

Key assumptions utilized in the value in use calculation, and a corresponding sensitivity analysis to demonstrate the impact of changes in assumptions for this unit, are as follows:

•	Discount rates:
Discount rates represent the current market assessment of the risks specific to each CGU and take into consideration the time value of money and individual risks of the underlying assets that have not been incorporated in the cash flow estimates.
The discount rate calculation is based on the specific circumstances of the Group and its CGUs and is derived from the Group’s weighted average cost of capital (WACC). The WACC takes into account costs associated with both debt and equity. The cost of equity is derived from the expected return on investment by the Group’s investors. The cost of debt is based on the interest-bearing borrowings the Group is obliged to service.
Business-specific risk is incorporated by applying individual beta factors. The beta factors have been evaluated annually based on publicly available market data.
Alpha factor adjustments to the discount rate are made to consider unit specific factors such as the size, liquidity, and market (in addition to other factors) in order to reflect a pre-tax
discount rate.
A rise in the unit’s
pre-tax
discount rate to 13.22% (i.e., +2%) would not result in impairment, given the existing headroom.

•	Growth rates used to extrapolate cash flows beyond the forecast period:
Potential growth rates in this business could be higher than that used in the impairment test and a reduction of this rate to 50% would not result in impairment, given the existing headroom.
Coil
Coil is the cash-generating unit focused on providing electrical installation services for EV charging, battery storage and electrical infrastructure in North America. The recoverable amount of the Coil CGU has been determined based on the fact that this acquisition allows to the Group to further enhance the service offerings to customers in residential and commercial settings, while also expanding into the rapidly growing DC Fast Charging installation market.
The projected cash flows have been built to reflect the increasing demand for EV chargers and associated services in the USA. The pre-tax
discount rate applied to cash flow projections is 24.50%, and cash flows beyond the five-year period are extrapolated using a 1.5% growth rate. As a result of this analysis, no impairment has been recognized, as there is sufficient headroom available.
Key assumptions utilized in the value in use calculation, and a corresponding sensitivity analysis to demonstrate the impact of changes in assumptions for this unit, are as follows:

•	Discount rates:
Discount rates represent the current market assessment of the risks specific to each CGU and take into consideration the time value of money and individual risks of the underlying assets that have not been incorporated in the cash flow estimates.
The discount rate calculation is based on the specific circumstances of the Group and its CGUs and is derived from the Group’s weighted average cost of capital (WACC). The WACC takes into account costs associated with both debt and equity. The cost of equity is derived from the expected return on investment by the Group’s investors. The cost of debt is based on the interest-bearing borrowings the Group is obliged to service.
Business-specific risk is incorporated by applying individual beta factors. The beta factors have been evaluated annually based on publicly available market data.
Alpha factor adjustments to the discount rate are made to consider unit specific factors such as the size, liquidity, and market (in addition to other factors) in order to reflect a pre-tax
discount rate.
A rise in the unit’s
pre-tax
discount rate to 26.50% (i.e., +2%) would not result in impairment, given the existing headroom.

•	Growth rates used to extrapolate cash flows beyond the forecast period:
Potential growth rates in this business could be higher than that used in the impairment test and a reduction of this rate to 0.75% would not result in impairment, given the existing headroom.

WALLBOX N.V.
Notes to the consolidated financial statements

12.	EQUITY-ACCOUNTED INVESTEES
Joint venture
Wallbox-Fawsn New Energy Vehicle Charging Technology (Suzhou) Co., Ltd. (hereinafter “Wallbox Fawsn”) is a joint venture incorporated on June 15, 2019 over which the Group has joint control and a 50% interest. This company is not listed on the stock exchange.
Wallbox Fawsn is structured as a separate vehicle and the Group has a residual interest in its net assets. Consequently, the Group has classified its investment in Wallbox Fawsn as a joint venture, pursuant to the agreement for the incorporation of Wallbox Fawsn.
The principal activity of the joint venture in China is the manufacturing and sale of charging solutions with a clear focus on the automotive sector.
The table below provides a summary of the financial information of Wallbox Fawsn, as disclosed in its financial statements. The table also reconciles the summarized financial information with the carrying amount of the Group’s investment in Wallbox Fawsn (including movement in the value of these
investments using the equity method during 2022 and 2021):
The summarized statement of financial position of Wallbox Fawsn is as follows:

	Wallbox Fawsn
(In thousand Euros)	Dec 31, 2022	Dec 31, 2021
Property, plant and equipment	211	187
Non-current financial assets	81	144

Non-Current Assets	292	331
Inventories	724	674
Trade and other financial receivables	492	534
Advance payments	17	2
Cash and cash equivalents	186	198

Current Assets	1,419	1,408

Total Assets	1,711	1,739

Loans and borrowings (intercompany loan)	1,359	2,502

Non-Current Liabilities	1,359	2,502
Trade and other financial payables	943	1,021
Loans and borrowings (intercompany loan)	1,406	—

Current Liabilities	2,350	1,021

Total Liabilities	3,709	3,523

Foreign currency translation reserve	—	148

Net Assets (Liabilities)	(1,998)	(1,636)

WALLBOX N.V.
Notes to the consolidated financial statements

As of December 31, 2022 and 2021 there were no pending commitment.
The summarized statement of profit and loss of Wallbox Fawsn at December 31, 2022, 2021and 2020:

	Wallbox Fawsn
(In thousand Euros)	2022	2021	2020
Revenue	1,681	1,852	353
Changes in inventories and raw materials and consumables used	(1,636)	(1,642)	(540)
Other operating expenses	(1,761)	(1,448)	(649)
Amortization and depreciation	(92)	(8)	(4)

Operating Loss	(1,808)	(1,246)	(840)
Finance (costs)/income	(28)	(59)	(5)

Loss before Tax	(1,836)	(1,305)	(845)
Income tax expense	—	—	—

Loss for the Year	(1,836)	(1,305)	(845)

Group’s share of loss for the year - 50% ( 2021 and 2020: 50%)	(918)	(653)	(423)

Details and movement of equity-accounted investees are as follows:

(In thousand Euros)	Group’s share of loss for the year	Equity- Accounted Investees	Unrecognized share of losses
At June 15, 2019	—	641	—

Loss for the Year 2019	(388)	(388)	—

At December 31, 2019	—	253	—

Loss for the Year 2020	(423)	(253)	(170)
At December 31, 2020		—	(170)

Loss for the Year 2021	(653)	—	(653)

At December 31, 2021	—	—	(823)

Group loan
Capital increase	—	714	—
Loss for the Year 2022	(918)	(330)	(588)

At December 31, 2022		384	(1,411)

Reclassification to held for sale (Note 14)	—	(384)	—

At December 31, 2022	—	—	(1,411)

The Group’s share of the joint venture loss for the year ended December 31, 2022 was Euros 918 thousand (Euros 653 thousand at December 31, 2021), of which Euros 330 thousand has been recognized during 2022 (
2021: Euros
 0
).
At December 31, 2022 the outstanding balances of the joint venture are classified as assets held for sale as the sale of the investment is highly probable to happen in the short term (Note 14).
The estimated fair value of the Group’s consideration receivable at disposal of the joint venture amounts to Euros 384 thousand, representing approximately 50% of the net asset position of the joint venture after excluding the loans that were granted to the joint venture by its shareholders (Note 14). Additionally, the loans receivable issued to the joint venture by the Group are fully impaired as at 31 December 2022 (Note 13).

WALLBOX N.V.
Notes to the consolidated financial statements

13.	FINANCIAL ASSETS AND FINANCIAL LIABILITIES
The following table shows the carrying amounts and fair values of financial assets, including their levels in the fair value hierarchy.
Financial assets
A breakdown of financial assets at December 31, is as follows:

A.	Current and non-current financial assets

	December 31, 2022		December 31, 2021
(In thousand Euros)	Non-current	Current	Non-current	Current
Customer sales and services	—	39,797	—	22,528
Other receivables	—	16	—	7
Loans to employees	—	14	—	2
Loans granted to Joint Venture	—	—	—	685
Receivables from Joint Venture	—	—	—	535

Trade and other financial receivables	—	39,827	—	23,757
Loans granted to Joint Venture	—	—	566	—
Guarantee deposit	1,133	—	733	—

Non-current financial assets	1,133		1,299	—
Guarantee deposit	—	560	—	482
Financial investments	—	5,397	—	57,192

Other current financial assets	—	5,957	—	57,674
Cash and cash equivalents	—	83,308	—	113,865

Total	1,133	129,092	1,299	195,296

Trade and other financial receivables are mainly amounts due from customers for goods sold or services performed in the ordinary course of business. They are due for settlement in the short term (less than 1 year) and therefore are classified as current. Trade and other financial receivables are recognized initially at the amount of consideration that is unconditional, unless they contain significant financing components, in which case they are recognized at fair value. The Group holds the trade receivables with the objective of collecting the contractual cash flows and therefore measures them subsequently at amortized cost using the effective interest method.
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
The growth of the Wallbox brand globally, as well as the creation of new products, has led to an increase in the sales of products and income from services generated during both 2022 and 2021.
At December 31, 2022, other current financial assets include financial investments, such as investment funds in financial institutions, totaling Euros 5,397 thousand (Euros 57,192 thousand at December 31, 2021).
These financial investments are deposits managed by financial institutions in investment funds to obtain profitability. The Group has considered their classification as current assets because it expects to liquidate these investments in the following 12 months.
During 2022 no sales were made to the joint venture (euros 535 thousand for the year 2021).
The joint venture was also given a loan of Euros 1,411 thousand for 2022 (Euros 1,251 thousand for 2021 of which Euros 685 thousand are recorded as current loans granted to Joint Venture and Euros 566 thousand are recorded as non-current
loans granted to Joint Venture). Both loans were fully impaired at year end (
Note 14).

WALLBOX N.V.
Notes to the consolidated financial statements

B.	Expected credit loss assessment for corporate customers at December 31, 2022 and 2021.
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
The impairment of trade receivables is recognized under the “Expected credit loss for trade and other receivables” in the other operating expenses. The total expense recognized in profit or loss during 2022 is Euros 3,873 thousand and Euros 478 thousand for 2021 (Note 21). The expected loss allowance recognized as of December 31, 2022, was Euros 1,656 thousand (Euros 653 thousand as of December 31, 2021) for amounts outstanding less than 180 days as at reporting date. Additionally, the Company has recognized as at December 31, 2022 a bad debt provision for Euros 2,870 thousand (Euros 0 thousand as of December 31, 2021) for amounts outstanding 180 days or longer as at reporting date.
The expected loss rates are based on the Group’s historical credit losses.

C.	Financial assets by class and category

	December 31, 2022
(In thousand Euros)	assets measured at amortized cost	assets measured at FTVPL	assets measured at FVTOCI	Total
Customer sales and services	39,797	—	—	39,797
Other receivables	16	—	—	16
Loans to employees	14	—	—	14

Trade and other financial receivable	39,827	—	—	39,827
Guarantee deposit	1,133	—	—	1,133

Non-current financial assets	1,133	—	—	1,133
Guarantee deposit	560	—	—	560
Financial investments	128	5,030	239	5,397

Other current financial assets	688	5,030	239	5,957
Cash and cash equivalents	83,308	—	—	83,308

Total	124,956	5,030	239	130,225

WALLBOX N.V.
Notes to the consolidated financial statements

	December 31, 2021
(In thousand Euros)	Financial assets measured at amortized cost	Financial assets measured at FTVPL	Financial assets measured at FVTOCI	Total
Customer sales and services	22,528	—	—	22,528
Other receivables	7	—	—	7
Loans to employees	2	—	—	2
Loans granted to Joint Venture	685	—	—	685
Receivables from Joint Venture	535	—	—	535

Trade and other financial receivables	23,757	—	—	23,757
Loans granted to Joint Venture	566	—	—	566
Guarantee deposit	733	—	—	733

Non-current financial assets	1,299	—	—	1,299
Guarantee deposit	482	—	—	482
Financial investments	130	56,852	210	57,192

Other current financial assets	612	56,852	210	57,674
Cash and cash equivalents	113,865	—	—	113,865

Total	139,533	56,852	210	196,595

Financial assets measured at FVTOCI correspond to investments in hedge funds whose quotation is considered level 1 for fair value purposes.
The financial investments valued at FVTPL relate to investment funds held at financial institutions. During 2022, the Group sold a large part of these investments, resulting in a decrease of the outstanding position.
These financial assets are also considered level 1 for fair value purposes.
The rest of the financial assets (both current and non-current) are measured at their amortized cost, which does not materially differ from their fair value.
Financial liabilities
Loans and borrowings

	December 31, 2022		December 31, 2021
(In thousand Euros)	Non-current	Current	Non-current	Current
Loans and borrowings	44,359	89,268	17,577	33,769
Derivative warrant liabilities	—	5,834	—	83,252
Lease liabilities (see note 9)	24,657	2,644	18,172	1,537
Put option liability	—	—	3,776	—
Total	69,016	97,746	39,525	118,558
Financial liabilities are measured at their amortized cost, which does not differ from their fair value (it is considered that the applicable interest rates still represent market spreads), except for the derivative warrant liabilities and the put option liability which are measured at FVTPL.
On July 27, 2022, Wallbox Chargers, S.L.U. acquired the remaining 49% of share capital of Electromaps, S.L.U., resulting in ownership of 100% of its share capital as of that date, for purchase consideration of Euros 1,799 thousand, therefore the put option liability has been cancelled. The transaction resulted in recognition of a gain on the settlement of the associated financial liability totaling Euros 2,002 thousand, which was recorded as financial income in the statement of profit or loss. The payment of the consideration is made through a cash payment of 150,000 euros on July 29, 2022 and 150,000 euros on August 30, 2022. The remaining amount has been paid through the issuance of 163,861
Class A shares of Wallbox NV for a total amount of EUR 1,500 thousand whose nominal value is
Euros 0.12 per share.

WALLBOX N.V.
Notes to the consolidated financial statements

Details of loans and borrowings at December 31, 2022 and 2021 are as follows:

(In thousand Euros)				December 31, 2022
Company	Currency	Effective interest rate	Less than 1 year	1 to 3 years	Over 3 years	Total
Bank loans
Fixed rate loan	EUR	1.05% - 6.32%	13,135	11,694	5,376	30,205
Floating rate loan	EUR	Euribor+ (3%-5%)	75,353	4,240	9,478	89,071
Covenant Loan	EUR	Euribor+6,79%	609	6,197	5,625	12,431

Total			89,097	22,131	20,479	131,707

Borrowings
Fixed rate loan	EUR	0%	171	384	1,365	1,920

Total			171	384	1,365	1,920

Total			89,268	22,515	21,844	133,627

(In thousand Euros)				December 31, 2021
Company	Currency	Effective interest rate	Less than 1 year	1 to 3 years	Over 3 years	Total
Bank loans
Fixed rate loan	EUR	1.55% - 3.85%	13,829	1,901	1,060	16,790
Floating rate loan	EUR	Euribor + 1,35% - 4%	19,514	782	—	20,296
Covenant Loan	EUR	Euribor + 4,75% - 7.70%	360	4,171	8,825	13,356

Total			33,703	6,854	9,885	50,442

Borrowings
Fixed rate loan	EUR	0%	66	98	741	905

Total			66	98	741	905

Total			33,769	6,952	10,626	51,347

Bank loans
At December 31, 2022, the Group had credit lines and other financing products of Euros 120,220 thousand (Euros 21,370 thousand at December 31, 2021), of which a total of Euros 81,920 thousand has been drawn down (Euros 5,078 thousand at December 31, 2021).
Interest expense on bank loans was Euros 3,711 thousand at December 31, 2022 (Euros 722 thousand at December 31, 2021) (See Note 23). At December 31, 2022, accrued interest payable was Euros 128 thousand (Euros 60 thousand at December 31, 2021).
The group has loans which require compliance with certain financial covenants. On December 31, 2022, the Group achieved these financial covenants.
Borrowings
At December 31, 2022, credit accounts with shareholders totaled Euros 0 thousand (Euros 42 thousand at December 31, 2021), and a loan from a Government entity (CDTI) was outstanding for Euros 1,920 thousand (Euros 863 thousand at December 31, 2021).

WALLBOX N.V.
Notes to the consolidated financial statements

Interest expense for borrowings was Euros 0 thousand at December 31, 2022 (Euros 3 thousand at December 31, 2021) (see Note 23).
Details of the maturities, by year, of the principal and interest of the loans and borrowings at December 31, are as follows:

	December 31,	December 31,
(In thousand Euros)	2022	2021
2022	—	34,827
2023	92,581	3,220
2024	14,851	5,500
2025	12,741	4,170
2026	9,460	3,870
2027	7,780	—
More than five years	7,438	3,571

Total	144,851	55,158

B. Derivative warrant liabilities
As mentioned in Note 6, as part of the Transaction, 5,750,000 Public Warrants and 8,933,333 Private Warrants issued by Kensington were assumed by Wallbox.
Movement in the derivative warrant liabilities for the year ended December 31, 2022 and 2021 is summarized as follows:

	Public Warrant		Private Warrant		Total
	Number of	Thousand	Number of	Thousand	Number of	Thousand
(In thousand euros)	warrants	euros	warrants	euros	warrants	euros
At December 31, 2021	5,705,972	24,887	8,933,333	58,365	14,639,305	83,252

Issuance of Public and Private Warrants on Transaction date					—	—
Public and Private Warrants exercised on January 11, 2022	(141,808)	(472)	(50,000)	(276)	(191,808)	(748)
Public Warrants exercised on February 1, 2022	(304,635)	(933)	—	—	(304,635)	(933)
Public Warrants exercised on March 23, 2022	(22)	(1)	—	—	(22)	(1)
Public Warrants exercised on October 10, 2022	(1)	—	—	—	(1)	—
Change in fair value of derivative w arrant liabilities	—	(22,730)	—	(58,018)	—	(80,748)
Exchange differences	—	1,419	—	3,593	—	5,012

At December 31, 2022	5,259,506	2,170	8,883,333	3,664	14,142,839	5,834

WALLBOX N.V.
Notes to the consolidated financial statements

	Public Warrant		Private Warrant		Total
	Number of	Thousand of	Number of	Thousand of	Number of	Thousand of
	warrants	Euros	warrants	Euros	warrants	Euros
At September 30, 2021	—	—	—	—	—	—

Issuance of Public and Private Warrants on Transaction date	5,750,000	5,675	8,933,333	8,816	14,683,333	14,491
Public Warrants exercised on November 23, 2021	(43,028)	(188)	—	—	(43,028)	(188)
Public Warrants exercised on December 21, 2021	(1,000)	(4)	—	—	(1,000)	(4)
Change in fair value of derivative warrant liabilities	—	19,404	—	49,549	—	68,953

At December 31, 2021	5,705,972	24,887	8,933,333	58,365	14,639,305	83,252

Public Warrants entitle the holder to convert each warrant into one Class A ordinary share of Wallbox, Euros 0.12 par value, at an exercise price of USD 11.50.
Private Warrants, on a cash-less basis, entitle their holder to convert the warrants into a number of Wallbox Class A ordinary shares, Euros 0.12 par value, equal to the product of the number of warrants to convert multiplied by the quotient obtained by dividing the excess of ‘Sponsor’s Fair Market Value’ over the exercise price of USD 11.50 by the Sponsor’s Fair Market Value’.
The Sponsor Fair Market Value shall mean the average last reported sale price of the ordinary shares for the ten (10) trading days ending on the third trading day prior to the date on which notice of exercise of the Private Warrant is provided.
Until warrant holders acquire the ordinary shares upon exercise of such warrants, they will have no voting or economic rights. The warrants will expire on October 1, 2026, five years after the Transaction, or earlier upon redemption or liquidation, in accordance with their terms.
As there are no elements in the warrant agreements that give Wallbox the option to prevent the warrant owners from converting their warrants within 12 months, Wallbox has classified the derivative warrant liabilities as a current liability.
Fair value measurements
The financial liability for the derivative warrants is accounted for at fair value through profit or loss. The Private Warrants have been measured at fair value using a Monte Carlo simulation (Level 3). The Public Warrants are listed and have been measured at fair value using the quoted price (Level 1).
During 2022, the fair value of the Public Warrants decreased from USD 4.94 per warrant as at December 31, 2021, to USD 0.44 per warrant at December 31, 2022. Likewise, the fair value of the Private Warrants decreased from USD 7.40 per warrant as at December 31, 2021 to USD 0.44 per warrant at December 31, 2022. Consequently, for the year ended December 31, 2022, the Group has recognized a fair value gain of Euros 80,748 thousand in the statement of profit or loss.
During 2021, the fair value of the Public Warrants increased from USD 1.14 per warrant as of the Transaction date (October 1, 2021) to USD 4.94 per warrant at December 31, 2021. Likewise, the fair value of the Private Warrants increased from USD 1.14 per warrant as of the Transaction date to USD 7.40 per warrant at December 31, 2021. Consequently, for the year ended December 31, 2021, the Group recognized a fair value loss of Euros 68,953 thousand in the statement of profit or loss.
Inherent to a Monte Carlo simulation are assumptions related to expected stock-price volatility, expected life, risk-free interest rate and dividend yield. The Group estimates the volatility of its common stock warrants based on implied volatility from the Company’s traded warrants and from historical volatility of selected peer company’s common stock that matches the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates will remain at zero.

WALLBOX N.V.
Notes to the consolidated financial statements

Reconciliation of movements of liabilities to cash flows arising from financing activities

(In thousand Euros)	Loans and borrowings	Derivative warrant liabilities	Lease liabilities	Total
Balance at January 1, 2022	51,345	83,252	19,710	154,307

Proceeds from loans	291,204	—	—	291,204
Proceeds from warrants (Public and Private)	—	4,625	—	4,625
Principal paid on lease liabilities	—	—	(2,191)	(2,191)
Interest paid on lease liabilities	—	—	(1,267)	(1,267)
Repayments of loans	(218,902)	—	—	(218,902)
Repayments of borrowings	(42)	—	—	(42)
Interest and bank fees paid	(3,199)	—	—	(3,199)
Interest paid on convertible bonds	(223)	—	—	(223)

Total changes from financing cash flows	68,838	4,625	(3,458)	70,005

The effect of changes in foreign exchange rates	46	5,011	278	5,335

Change in fair value of derivative warrant liabilities	—	(80,748)	—	(80,748)
New leases	—	—	8,517	8,517
Governmental loan receivable	248	—	—	248
Public Warrants exercised	—	(6,306)	—	(6,306)
Business combinations	9,439	—	988	10,427
Interest and bank fees expenses	3,711	—	1,266	4,977

Total liability-related other changes	13,398	(87,054)	10,771	(62,885)

Balance at December 31, 2022	133,627	5,834	27,301	166,762

WALLBOX N.V.
Notes to
the
consolidated financial statements

		Derivative
	Loans and	warrant	Lease	Convertible
(In thousand Euros)	borrowings	liabilities	liabilities	bonds	Total
Balance at January 1, 2021	22,372	—	4,117	26,146	52,635

Proceeds from loans	204,677	—	—	—	204,677
Proceeds from borrowings	124	—	—	—	124
Proceeds from warrants (Public and Private)	—	—	—	—	—
Proceeds from convertible bonds	—	—	—	34,550	34,550
Principal paid on lease liabilities	—	—	(828)	—	(828)
Interest paid on lease liabilities	—	—	(631)	—	(631)
Repayments of loans	(176,324)	—	—	—	(176,324)
Repayments of borrowings	(87)	—	—	—	(87)
Interest and bank fees paid	(3,047)	—	—	—	(3,047)
Interest paid on convertible bonds	—	—	—	(997)	(997)
Other payments	(297)	—	—	—	(297)

Total changes from financing cash flows	25,046	—	(1,459)	33,553	57,140

The effect of changes in foreign exchange rates	—	—	(2)	—	(2)

Issuance of Public and Private Warrants on Transaction date	—	14,491	—	—	14,491
Public Warrants exercised	—	(193)	—	—	(193)
Change in fair value of derivative warrant liabilities	—	68,954	—	—	68,954
Valuation of convertible bonds	—	—	—	25,491	25,491
Redemption of convertible bonds and convertible note	—	—	—	(87,105)	(87,105)
New leases	—	—	16,423	—	16,423
Interest accrual	470	—	—	(470)	—
Governmental loan receivable	365	—	—	—	365
Interest and bank fees expenses	3,092	—	631	2,385	6,108

Total liability-related other changes	3,927	83,252	17,054	(59,699)	44,534

Balance at December 31, 2021	51,345	83,252	19,710	—	154,307

WALLBOX N.V.
Notes to the consolidated financial statements

		Derivative
	Loans and	warrant	Lease	Convertible
(In thousand Euros)	borrowings	liabilities	liabilities	bonds	Total
Balance at January 1, 2020	11,776	—	4,013	—	15,789

Proceeds from loans and borrowings	37,013	—	—	—	37,013
Proceeds from convertible bonds	—	—	—	25,880	25,880
Principal paid on lease liabilities	—	—	(467)	—	(467)
Interest paid on lease liabilities	—	—	(107)	—	(107)
Repayments of loans and borrowings	(26,119)	—	—	—	(26,119)
Interest paid	(462)	—	—	—	(462)
Other payments	(6)	—	—	—	(6)

Total changes from financing cash flows	10,426	—	(574)	25,880	35,732

The effect of changes in foreign exchange rates	—	—	(6)	—	(6)

New leases	—	—	577	—	577
Capital Increases	(364)	—	—	—	(364)
Interest expenses	534	—	107	266	907

Total liability-related other changes	170	—	684	266	1,120

Balance at December 31, 2020	22,372	—	4,117	26,146	52,635

WALLBOX N.V.
Notes to the consolidated financial statements

Trade and other payables
Details of trade and other payables at December 31, 2022 and 2021 are as follows:

	December 31,	December 31,
(In thousand Euros)	2022	2021
Suppliers	65,830	40,926
Personnel (salaries payable)	5,351	3,255
Customer advances	68	110

Total	71,249	44,291

Trade and other payables are unsecured and are typically paid in less than 12 months
upon recognition. The carrying amounts of trade and other payables are considered equal to their fair values, due to their short-term nature.

14.	ASSETS HELD FOR SALE
The company has classified the
non-current
assets relating to the equity accounted investee (Wallbox Fawsn) (refer to Note 12) as assets held for sale, as at December 31, 2022 the Group is committed to a plan to sell the investment and expects to recover the value of these assets through this sale transaction. The management expects to settle this transaction in the following 12 months. Moreover, the Group has received multiple offers from potential acquirers where the offer price is aligned with the net book value of these assets.
During fiscal year 2022, the Group has invoiced Euros 47 thousand for the interests generated by the non-current
loan granted to the joint venture (refer to Note 26). Additionally, during 2022, the group has recognized an impairment loss of Euros 1,411 thousand on outstanding loans (refer to Note
2
3
) and Euros 534
thousand for trade receivables.

15.	INVENTORIES
Details of inventories at December 31, 2022 and 2021 are as follows:

	December 31,	December 31,
(In thousand Euros)	2022	2021
Raw materials	47,668	5,225
Semi-finished goods	31,195	11,999
Finished goods	27,706	10,265

Total	106,569	27,489

There were no commitments for the acquisition of inventories at the end of 2022 and 2021. Advance payments for the acquisition
of inventories at December 31, 2022 were Euros 3,031 thousand (Euros 2,108 thousand at December 31, 2021).
Based on current information, the group has booked an inventory provision of Euros 1,886 thousand at December 31, 2022 to cover the impact of slow-moving and obsolete inventories (Euro
s 311
thousand at December 31, 2021). (See Note 21).

WALLBOX N.V.
Notes to the consolidated financial statements

16.	CASH AND CASH EQUIVALENTS
Detail of cash and equivalents at December 31, 2022 and 2021 are as follows:

	December 31,	December 31,
(In thousand Euros)	2022	2021
Cash	3	3
Banks and other credit institutions	18,873	2,926
Banks and other credit institutions, foreign currency	63,623	110,877
Other cash equivalents	809	59

Total	83,308	113,865

We maintain cash and cash equivalents with major Financial institutions. Our cash and cash equivalents of bank deposits held with banks that, at the time, exceed federally or locally insured limits.
The current accounts earn interest at applicable market rates and this interest is not significant.
Details of banks and other credit institutions with balances held in foreign currency are as follows:

	December 31,	December 31,
(In thousand Euros)	2022	2021
USD	63,109	108,295
GBP	237	1,500
NOK	44	406
SEK	125	360
DKK	108	246
CNY	—	70

Total	63,623	110,877

Significant
non-cash
transactions from investing and financing activities are as follows:

	December 31,	December 31,
(In thousand Euros)	2022	2021
Fair value changes in derivative warrant liabilities (Note 23)	(80,748)	68,954
Addition of lease liabilities	8,517	16,423
Issuance of shares for the acquisition of a significant non-cash investing activity (ARES)	6,300	—
Issuance of shares for the acquisition of a significant non-cash investing activity (Electromaps)	1,500	—
Conversion of convertible bonds and convertible note (Note 13)	—	(87,105)
Contribution in kind of Kensington shares (Note 17)	—	9,058

WALLBOX N.V.
Notes to the consolidated financial statements

17.	CAPITAL AND RESERVES
Share capital and share premium
As of December 31, issued share capital is as follows:

(In thousand Euros)	Total Shares	Share capital
December 31, 2022
Class A shares of euro 0.12 nominal value each	148,900,355	17,868
Class B shares of euro 1.20 nominal value each	23,250,793	27,901

Total	172,151,148	45,769

(In thousand Euros)	Total Shares	Share capital
December 31, 2021
Class A shares of euro 0.12 nominal value each	138,158,783	16,579
Class B shares of euro 1.20 nominal value each	23,250,793	27,901

Total	161,409,576	44,480

As at December 31, 2022 and 2021, authorized share capital is as follows:

(In thousand Euros)	Total Shares	Nominal	Amount
Class A	400,000,000	0.12	48,000
Class B	50,000,000	1.20	60,000
Conversion shares	2	1.00	0

Total	450,000,002		108,000

All the shares issued were fully paid as of the date of the capital increase. Wallbox Class A ordinary shares and Wallbox Class B ordinary shares provide their holders with same economic rights; however, Class B provides them with 10 voting rights and Class A only 1 voting right.
Wallbox Class A Shares began trading on the NYSE under the “WBX” symbol on October 4, 2021.
Movement of share capital and share premium are as
follows
:

		Price per
(In thousand Euros)	Shares	Share (Euros)	Share Capital	Share Premium
At December 31, 2020	392,118		196	28,726

September 2021 convertible bonds conversion	147,443	0.50	73.72	87,032
October 2021 elimination old shares class A y B	(539,561)	0.50	(269.78)	(47,692)
October 2021 share capital Class A increase	107,153,437	0.12	12,858.41	7,247
October 2021 share capital Class B increase	23,250,793	1.20	27,900.95	—
October 2021 share capital Class A for Kensington (*)	19,861,318	0.12	2,383.00	151,915
October 2021 share capital Class A for PIPE	11,100,000	0.12	1,332.00	94,528
November 2021 Kensington Warrant conversion (Class A Shares)	43,028	0.12	5.00	621
December 2021 Kensington Warrant conversion (Class A Shares)	1,000	0.12	0.12	14

At December 31, 2021	161,409,576		44,480	322,391

(*)	Includes Euros 17,397 thousand for issuance costs.

WALLBOX N.V.
Notes to the consolidated financial statements

(In thousand Euros)	Shares	Price per Share (Euros)	Share Capital	Share Premium
At December 31, 2021	161,409,576		44,480	322,391

January 2022: Kensington Warrant conversion (Class A Shares)	156,699	0.12	18.80	2,205
February 2022: Kensington Warrant conversion (Class A Shares)	304,635	0.12	36.56	4,032
March 2022: Kensington Warrant conversion (Class A Shares)	22	0.12	—	14
April 2022: Stock option plan execution (MSOP/ESOP) (Class A Shares)	17,208	0.12	2.06	12
May 2022: Stock option plan execution (MSOP/ESOP) (Class A Shares)	401,598	0.12	48.00	234
June 2022: Stock option plan execution (MSOP/ESOP) (Class A Shares)	380,176	0.12	45.62	203
July 2022: Stock option plan execution (MSOP/ESOP) (Class A Shares)	40,930	0.12	4.91	27
July 2022: Payment in share Electromaps Acquisition	163,861	0.12	19.66	1,480
July 2022: Payment in share Ares Acquisition	700,777	0.12	84.09	6,216
September 2022: Stock option plan execution (MSOP/ESOP) (Class A Shares)	129,336	0.12	15.52	377
October 2022: Stock option plan execution (MSOP/ESOP) (Class A Shares)	73,460	0.12	8.82	48
October 2022: Kensington Warrant conversion (Class A Shares)	1	0.12	—	—
November 2022: Stock option plan execution (MSOP/ESOP) (Class A Shares)	56,992	0.12	6.84	40
December 2022: Stock option plan execution (MSOP/ESOP/RSU) (Class A Shares)	139,183	0.12	16.70	216
December 5, 2022 Capital Incresase ( Private Placement) (Class A Shares)	8,176,694	0.12	981.00	40,745

At December 31, 2022	172,151,148		45,768	378,240

WALLBOX N.V.
Notes to the consolidated financial statements

On December 31, 2020, share capital of Wallbox Chargers S.L.U. totaled Euros 196 thousand and consisted of 392,118 shares with a par value of Euro 0.50 each (at December 31, 2019, share capital amounted to thousand Euros 169 and consisted of 337,300 shares with a par value of Euros 0.50 each).
On September 16, 2021, convertible bonds and a convertible note were converted, resulting in a capital issuance of 147,443 Class A ordinary shares of Wallbox Chargers S.L.U. with a par value of Euros 0.50 each, with a corresponding increase in share capital and share premium totaling Euros 74 thousand and Euros 87,032 thousand, respectively (see Note 13).
As indicated in Note 6, on October 1, 2021, pursuant to the Business Combination Agreement, each holder of Wallbox Chargers S.L.U. ordinary shares exchanged by means of a contribution in kind its Wallbox Chargers S.L.U. ordinary shares to Wallbox N.V. in exchange for the issuance of shares in accordance with the Exchange Ratio. As a result, Wallbox Chargers became a wholly owned subsidiary of Wallbox N.V. The contribution consisted of 539,561 Wallbox Chargers S.L.U. ordinary shares, Euros 0.50 par value, being exchanged for 106,778,437 Class A ordinary shares of Wallbox N.V., Euros 0.12 par value, and 23,250,793 Class B ordinary shares, Euros 1.20 par value. Share capital increased by Euros 40,445 thousand and the share premium decreased by the same amount.
Furthermore, on October 1, 2021, each share of Kensington’s common stock was exchanged by means of a contribution in kind in exchange for the issuance of Class A Shares, whereby Wallbox issued one Class A Share for each share of new Kensington common stock exchanged, resulting in the issuance of 19,861,318 Wallbox Class A ordinary shares, Euros 0.12 par value. Consequently, share capital increased by Euros 2,383 thousand and share premium by Euros 151,915 thousand, which includes the impact of the IFRS 2 share listing expense totaling thousand Euros 72,172 (see Note 6) and the deduction of the net balance of transaction costs totaling Euros 17,397 thousand (see Note 6).
Concurrently with the execution of the Business Combination Agreement, Kensington and Wallbox entered into Subscription Agreements (the “Subscription Agreements”), dated June 9, 2021 and September 29, 2021, with certain investors (the “PIPE Investors”), pursuant to which the PIPE Investors agreed to subscribe to and purchase, and Wallbox agreed to issue and sell, an aggregate of 11,100,000 Class A Shares (the “PIPE Shares”) at a price of USD 10.00 per share for an aggregate of USD 111,000 thousand
in proceeds (the “PIPE Financing”) on the Closing Date. Such 11,100,000 Class A Shares resulted in increases to share capital and share premium totaling Euros 1,332 thousand and Euros 94,528 thousand, respectively.
In September 2021, Wallbox NV issued 375,000 Class A ordinary shares, par value Euro 0.12, increasing share capital by Euros 45 thousand.
Finally, as indicated in Note 13, on November 23, 2021 and December 21, 2021, 43,028 and 1,000 Public Warrants, respectively, were converted into 43,028 and 1,000 Wallbox Class A ordinary shares, par value Euros 0.12, increasing share capital by thousand Euros 5 and raising share premium by Euros 636 thousand.
The capital increase that had taken place during fiscal year 2022 corresponds mainly due to the private placement, execution of the Stock Plan (see Note 22), the Kensington warrant conversion (refer to Note 13) and payment with shares of the Ares acquisition (See Note 6) and Electromaps acquisition (See Note 13).
The share premium is freely distributable, provided that equity is not lower than the aggregate of share capital as a result of such distributions and the legal reserves.

WALLBOX N.V.
Notes to the consolidated financial statements

Nature and purpose of reserves
Consolidated prior years’ accumulated deficit
At December 31, 2022, total consolidated accumulated deficit was Euros 306,696 thousand (Euros 243,896 thousand at December 31, 2021).
A free distribution is restricted for the amount of capitalized internal development costs as carried on the consolidated statement of financial position. As at December 31, 2022 the amount of capitalized development costs as carried on the consolidated statement of financial position amounts to Euros 49,536 thousand (2021: Euros 31,514 thousand) as further detailed in Note 10.
Foreign currency translation reserve
The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations, as well as the foreign currency differences arising from the effective portion of hedges of a net investment in a foreign operation. This legal reserve is not freely distributable. This reserve was Euros 10,597 thousand at December 31, 2022 (Euros 2,601 thousand at December 31, 2021).
Other equity components
Share-based payments
The share-based payments reserve is used to recognize the value of equity-settled share-based payments provided to employees, including key management personnel, as part of their remuneration. This reserve was Euros 39,002 thousand at December 31, 2022 (Euros 5,483 thousand at December 31, 2021). Refer to Note 22 for further details of these plans.
In addition, this caption includes Euros 2,207 thousand corresponding to the amount to be paid in shares corresponding to the acquisition of Coil (see Note 6).
Measurement adjustments to financial assets through OCI
Investments in hedge funds referred to in Note 13 are measured at fair value at year end. The change in their valuation is recognized as other equity components through other comprehensive income.

18.	PROVISIONS
Details of the provisions are as follows:

At December 31, 2022	Non-current			Current
(In thousand Euros)	Other	Service warranties	Total Non- current	Service warranties	Total Current
Carrying amount at the beginning of the year	4	358	362	541	541
Charge / (Credit) to results:	116	961	1,077	777	777
(+) additional provisions recognized (net)	117	2,935	3,052	—	—
(+/-) Short-term transferred	—	(1,416)	(1,416)	1,415	1,415
(-) Amounts used during the year	(1)	(558)	(559)	(638)	(638)

Carrying amount at year end	120	1,319	1,439	1,318	1,318

At December 31, 2021	Non-current			Current
(In thousand Euros)	Other	Service warranties	Total Non- current	Service warranties	Total Current
Carrying amount at the beginning of the year	6	225	231	—	—
Charge / (Credit) to results:	(2)	133	131	541	541
(+) additional provisions recognized (net)	—	731	731	—	—
(+/-) Short-term transferred	—	(598)	(598)	598	598
(-) Amounts used during the year	(2)	—	(2)	(57)	(57)

Carrying amount at year end	4	358	362	541	541

Service warranties
Products developed and sold by the Group are under warranty for a period of three years and, therefore, a provision is made annually to cover the estimated costs that could be incurred in relation to projects and products under warranty at year end. This provision is calculated based on an estimate of warranty costs incurred and their relation to the volume of sales under warranty.

WALLBOX N.V.
Notes to the consolidated financial statements

19.	GOVERNMENT GRANTS
Details of Government grants at December 31, are as follows:

(In thousand Euros)		December 31, 2022		December 31, 2021
		Non-current	Current	Non-current	Current
Grants	Government Entity	liability	liability	liability	liability
Movilidad 2030	Centro para el Desarrollo Tecnológico Industrial, E.P.E. (CDTI)	591	287	246	786

Flexener	Centro para el Desarrollo Tecnológico Industrial, E.P.E. (CDTI)	228	57	181	183

Magnetor	Centro para el Desarrollo Tecnológico Industrial, E.P.E. (CDTI)	—	28	—	35

Zeus Ptas	Centro para el Desarrollo Tecnológico Industrial, E.P.E. (CDTI)	404	102	284	531

Alt impacte	Agencia para la Competitividad de la Empresa de la Generalitat de Cataluña (ACCIÓ)	392	98	544	—

Coldpost	Agencia para la Competitividad de la Empresa de la Generalitat de Cataluña (ACCIÓ)	—	12	—	—

Cupons Industria	Agencia para la Competitividad de la Empresa de la Generalitat de Cataluña (ACCIÓ)	—	—	—	—

Minichargers	Centro para el Desarrollo Tecnológico Industrial, E.P.E. (CDTI)	63	16	—	—

Electrolinera	Instituto para la Diversificación y Ahorro de la Energía (IDAE)	337	83	—	—

Accio - creació lloc treballs	Agencia para la Competitividad de la Empresa de la Generalitat de Cataluña (ACCIÓ)	183	—	—	—
V2BUILD	Innovate UK - UKRI	—	25	—	—

Total		2,198	708	1,255	1,535

Government grants include the grants assigned to the Group by the “Centro para el Desarrollo Tecnológico Industrial, E.P.E. (CDTI)” and “Agencia para la Competitividad de la Empresa de la Generalitat de Cataluña (ACCIÓ)” and “Instituto para la Diversificación y Ahorro de la Energía (IDAE)” for an amount of Euros 3,672 thousand, Euros 794 thousand and Euros 421 thousand, respectively.
As at December 31, 2022 a total of Euros 654 thousand has already been collected, and Euros 4,049 thousand is still receivable (see Note 25)
The impact in the statement of profit or loss (recognized in the “Other income” caption) for 2022 amounts to Euros 680 thousand, as a result of the established conditions agreed with the aforementioned entities (Euros 712 thousand for 2021).

20.	REVENUE FROM CONTRACTS WITH CUSTOMERS
Disaggregation of revenue from contracts with customers
The Group’s revenues derived from the transfer of goods and services are recognized at a point in time. Revenues are shown below based on product lines and geographical segments:

	Year ended December 31,
(In thousand Euros)	2022	2021	2020
Lines:
Sales of goods	136,372	69,105	18,516
Sales of services	7,813	2,474	1,161

Total	144,185	71,579	19,677

Geographical markets (*):
EMEA	120,619	66,872	19,656
NORAM	23,552	4,687	1
APAC	14	20	20

Total	144,185	71,579	19,677

(*)	The differences between geographical markets information and the segment disclosures in the Note 7 comes from the intercompany eliminations.
There is no individual customer exceeding 10% of total revenues during 2022, 2021 or 2020.

WALLBOX N.V.
Notes to the consolidated financial statements

21.	EXPENSES

A.	Changes in inventories and raw materials and consumables used
Details of changes in inventories and raw materials and consumables used are as follows:

	Year ended December 31,
(In thousand Euros)	2022	2021	2020
Consumption of finished goods, raw materials and other consumables	81,002	42,224	9,595
Scrap stock, slow moving & obsolete accrual	864	311	—
Work carried out by other companies	3,739	1,718	979

Total	85,605	44,253	10,574

Changes to inventories are recorded within the consumption of finished goods, raw materials and other consumables caption.

B.	Other operating expenses
Other operating expenses are primarily as follows:

	Year ended December 31,
(In thousand Euros)	2022	2021	2020
Professional services	14,129	15,484	1,530
Marketing expenses	23,934	7,329	1,352
Delivery	10,291	3,650	948
External temporary workers	4,994	3,582	1,610
Office expense	7,296	3,427	335
Insurance premium	3,350	1,594	387
Utilities and similar expenses	4,471	1,560	322
Online plattforms fees	3,381	1,410	140
Customs duty tax	887	1,134	43
Travel expenses	4,139	1,000	291
Short-term and low value leases	3,454	567	283
Bank Services	880	509	406
Expected credit loss for trade and other receivables (Note 13)	1,003	478	134
Repairs	509	232	38
Other impairment and losses (see Note 13)	2,870	—	281
Warranty provision (see Note 18)	1,738	674	—
Other	4,229	775	92

Total	91,555	43,405	8,192

At December 31, 2021, professional services included thousand Euros 8,046 corresponding to costs which were not incremental and directly attributable to the issuance of shares for the Transaction as mentioned in Note 6.

WALLBOX N.V.
Notes to the consolidated financial statements

22.	EMPLOYEE BENEFITS
Details of employee benefits for the years ended December 31, 2022, 2021 and 2020 are as follows:

	Year ended December 31,
(In thousand Euros)	2022	2021	2020
Wages and salaries	43,106	20,438	4,266
Share-based payments	32,625	2,455	2,785
Social Security	13,083	6,773	2,755

Total	88,814	29,666	9,806

The notable rise in personnel expenses in 2022 and 2021 is primarily the result of the significant growth of the Wallbox Group, which required the hiring of additional personnel. Furthermore, this increase is also explained by the new share-based payment plan for employees, founders, and management as described below, and the accelerated vesting of the management stock options plan for certain managers. The Group has not entered into any defined contribution or defined benefit plans for which pensions costs are incurred. The majority of employees are working in Spain and are participating in a state pension plan for which the expenses are included in social security.
Details of the personnel expense recognized for share-based payment transactions are as follows:

	Year ended December 31,
(In thousand Euros)	2022	2021	2020
Management stock option plan	14,377	2,382	1,192
Employee stock option plan	—	73	1,593
Founder Stock options plan	8,195	—	—
RSU Employees	6,862	—	—
Performance based earn out in shares and RSU’s management Ares	531	—	—
Performance based earn out in shares and RSU’s management COIL	1,769	—	—
RSU Management	3,103	—	—
Capitalization of share-based payment transactions in intangible assets	(2,212)	—	—

Total	32,625	2,455	2,785

Management Stock Option Plan
At a meeting held on July 25, 2018, the shareholders agreed to implement a share-based payment plan to strengthen management’s link with Wallbox Chargers and to provide a more direct incentive structure.
This arrangement was an equity-settled plan. Consequently, the Group recognizes a personnel expense against an increase in equity based on the fair value of the options at grant date, i.e., the day on which the Management Stock Option Plan contract is signed by the Company and the member of management.
Each of the tranches had vesting conditions linked to the employment of the beneficiaries and to their performance.
In accordance with the terms and conditions of the Transaction, these options will be available to be executed in exchange for Wallbox NV shares, Euros 0.12 par value (previously Euros 0.50 par value) in a period of 10 years from the Closing date, and each outstanding option was converted into 240.990795184659 options based on the Exchange Ratio.
The Company records this share-based payments plan based on the estimated fair value of the award at the grant date and is recognized as an expense in the consolidated statements of profit or loss over the requisite service period. The estimated fair value of the award was based on the closest financial round of share capital issued for the firsts grants and the latest ones are based on the estimated market price of the Parent’s stock on the date of the grant, in practice the share price of Wallbox NV at the grant date is used during this reporting period.
Employee Stock Option Plan
During the
COVID-19
pandemic, shareholders agreed to offer all employees of Wallbox Chargers, S.L.U. (the “Beneficiaries” or, individually, the “Beneficiary”) the possibility of participating in a share-based payment plan over shares (the “Options”) which gave all Beneficiaries the opportunity to acquire a certain number of ordinary shares (the “Shares”) of Wallbox Chargers. Participation in this Plan was voluntary, and it was created as a cash saving measure, as it was offered in exchange for a reduction in the salaries of the Beneficiaries, which has resulted in strategic cash maintenance during the uncertain period caused by the
COVID-19
pandemic. The exercise price of the options is Euros

0.50
.
Furthermore, because of these savings, the Company has been able to continue with its strategic plans and continues to hire the best professionals from the industry to exit the
COVID-19
period with a strong position relative to its competitors.

WALLBOX N.V.
Notes to the consolidated financial statements

This arrangement was an equity-settled plan. Consequently, the Group recognized a personnel expense against an increase in equity based on the fair value of the options at grant date, which in this case was May 1, 2020.
The Employee Stock Option Plan vesting period finished at the end of 2020 and all of the options granted were available for execution when one of the liquidity events defined in this Plan took place. In accordance with the terms and conditions of the Transaction, these options will be available for execution in exchange for Wallbox NV shares, Euros 0.12 par value (previously Euros 0.50 par value), in a period of 10 years from the Closing date, and each outstanding option was converted into 240.990795184659 options based on the Exchange Ratio.
During January 2021, there was an agreement with some employees to settle their options held in exchange for cash (1,254 options were settled at fair value on the settlement date). Additionally, it was agreed with the same employees to pay an additional benefit of Euros 73 thousand for the sale of the options. As a consequence, the Group has recognized this effect as a reduction of Euros 239 thousand in equity, and recognized personnel expenses of Euros 73 thousand, for a total cash payment of Euros 313 thousand.
The Company recorded this share-based payments plan based on the estimated fair value of the award at the grant date and recognizes an expense in the consolidated statements of profit or loss over the requisite service period. The estimated fair value of the award was based on the closest financial round of share capital issued for the firsts grants and the latest ones are based on the estimated market price of the Parent’s stock on the date of the grant, in practice the share price of Wallbox NV at the grant date is used during this reporting period.
Founders Stock Option Plan
At a meeting held on June 30, 2021, the shareholders of Wallbox Chargers, S.L.U. agreed to implement a share-based payment plan (Legacy Stock Option Program) to strengthen the bond with the founders of Wallbox and in order to align the interests of the founders with the creation of additional value for the Company. This would be accomplished via Options with a strike price at a valuation equal to or higher than current market value and by allowing the founders to benefit from more liquid Options which are fully vested and transferable from their date of concession.
The maximum number of Shares that shall underlie all of the Options included in this plan shall be, at the Effective Date, the equivalent of 4,289 shares of Wallbox Chargers, S.L.
U.
(1,033,610 shares of Wallbox NV after applying the Exchange Ratio). Options under this plan shall be granted on Class
B
ordinary shares of the Company.
The Board of Directors of the Company shall deliver a personal notice to each Beneficiary, with an invitation to participate in the Plan, which shall contain, among others, the number of Options granted to each Beneficiary; and, where appropriate, the individual conditions governing the participation of the Beneficiary in the Plan. For the purposes of this Plan, the date of concession shall be that date indicated in the Invitation Notice.
In accordance with the terms and conditions of the Plan, these options will be available to be executed in exchange for Wallbox NV shares, Euros 0.12 par value (previously Euros 0.50 par value), and the exercise price of the options will be equivalent to Euros 1.93 per share after applying the Exchange Ratio of 240.990795184659 (previously Euros 466.24 per share).
Compliance with each and every one of the following conditions shall be an essential requisite for a Beneficiary to exercise the Options:

i.	The Beneficiary will have a lock-up period of three years, during which time they will be able to exercise the options proportionally on a monthly basis;

ii.	The Company has not initiated a Temporary Suspension of exercise; and

iii.	Any other specific conditions included in the Beneficiary’s Invitation Notice have been fulfilled.
During 2021, no personnel expense was recognized in the statement of profit or loss in relation to this plan, as the
Beneficiary’s Invitation Notice established by the plan agreement has not been sent.
These invitations have been sent in 2022, so the Group has recognized the expense accordingly to the valuation of these options in total in 2022 as they were vested when granted. The group has valuated each option to USD

8.66
.
To determine the fair value at grant date of these options the Group has used American option chain, where each option has a maturity of

5
years.
RSU for Employees
At a meeting held on April 6, 2022, the compensation committee approved the implementation of an Incentive Award Plan pursuant to which Awards of Restricted Stock Units (RSU) were granted to employees. Each RSU granted represents a right to receive one listed share of Wallbox NV at the end of each vesting period.
RSU will vest according to the below schedule:

i.	33 % will vest on the 1st Anniversary Date as from the Date of Grant,

ii.	33 % will vest on the 2nd Anniversary Date as from the Date of Grant.

iii.	34 % will vest on the 3rd Anniversary Date as from the Date of Grant.

WALLBOX N.V.
Notes to the consolidated financial statements

In addition, the Company has granted new RSUs to the employees of the subsidiaries acquired in the second half of 2022. These RSUs have conditions of performance which have been considered 100% covered when valuing these RSUs.
The Company records this share-based payments plan based on the estimated fair value of the award at the grant date and recognized an expense in the consolidated statements of profit or loss over the requisite service period. Considering that there is no exercise price applicable, the estimated fair value of the award is based on the listed share price of Wallbox, NV on the date of grant.
RSU for Management
At a meeting held on April 6, 2022, the compensation committee approved to grant an Incentive Award Plan pursuant to which Awards of Restricted Stock Units (RSU) were granted to management. Each RSU granted represents a right to receive one listed share of Wallbox N.V. at the end of each vesting period.
RSU will vest according to the following conditions:

i.	Time based: 33 % will vest as follows:
•	50 % of this 33 % will vest on the 1 st Anniversary Date as from the Date of Grant,

•	50 % of this 33 % will vest on the 2 nd Anniversary Date as from the Date of Grant.

ii.	Performance based: 66% will vest if the employee meets the following performance conditions:
•	Period 1: 50% of this 66 % will vest as follows:

•
If between April 8, 2025 and April 8, 2029 (both dates included), at any time, the closing stock price (the last price at which the Company stock trades during the regular trading session) equals or exceeds $25 per share for any 20 trading days within any 30 trading days period.

•
Accelerator event: If the Company announces results for Fourth Quarter and Full Year 2024 reporting (i) revenue of at least Euro 1 billion , (ii) the Company’s auditor confirms that the cash flows corresponding to 2024 is positive, and (iii) if from December 1, 2024, at any time, the closing stock price (the last price at which the Company stock trades during the regular trading session) equals or exceeds $25 per share for any 20 trading days within any 30 trading days period.

•	Period 2: 50% of this 66 % will vest as follows:

•
If between April 8, 2027 and April 8, 2029 (both dates included), at any time, the closing stock price (the last price at which the Company stock trades during the regular trading session) equals or exceeds $30 per share for any 20 trading days within any 30 trading days period.

Also on November 11, 2022 the Compensation committee has approved granting new RSUs to certain management personnel of the group. These RSUs will vest according only to performance conditions which are aligned with the performance conditions disclosed above.
The Group has valued each option, considering each tranche/portion of RSU plan:
Time vesting plan: This fair value has been determined by discounting the forward price of Wallbox NV stock at each vesting date. The price in this tranche has been based on the spot price at grant date.
Performance vesting plan: This fair value has been based on Wallbox’s price developments according to the Black-Scholes model. Prices for each averaging window are obtained via Monte Carlo simulation.
For Performance based earn out in shares and RSU’s management of Ares and COIL see note 6.
Movements during the year
The following table illustrates the movements in stock options at December 31, excluding earn out payments in shares for the business combinations in 2022 (see Note 6):

Number of warrants	ESOP	MSOP	Founders	RSU Employees	RSU Management	RSU Coil & Ares	Total
At December 31, 2021	1,584,192	7,253,823	—	—	—	—	8,838,015

Granted	—	33,000	1,033,609	2,198,289	2,000,000	496,019	5,760,917
Exercised	(298,573)	(927,410)	—	(12,800)	—	—	(1,238,783)
Cancelled	—	(121,097)	—	(157,724)	—	—	(278,821)

At December 31, 2022	1,285,619	6,238,316	1,033,609	2,027,765	2,000,000	496,019	13,081,328

Number of warrants	ESOP	MSOP
At December 31, 2020	1,999,660	3,052,471

Granted	—	4,201,352
Exercised	—	—
Cancelled	(415,468)	—

At December 31, 2021	1,584,192	7,253,823

Number of warrants	ESOP	MSOP
At December 31, 2019	—	1,301,832

Granted	1,999,660	1,750,639
Exercised	—	—
Cancelled	—	—

At December 31, 2020	1,999,660	3,052,471

WALLBOX N.V.
Notes to the consolidated financial statements

The number of exercisable options at December, 31:

Number of exercisable options	2022	2021	2020
ESOP	1,285,619	1,584,192	—
MSOP	4,873,644	3,463,263	—
Founders	258,402	—	—
RSU	—	—	—

Total	6,417,665	5,047,455	—

The ESOPs and MSOP’s weren’t exercisable until an “Exit event” occurred. As the company was listed as from October 2021, the vested options became exercisable. As a listing on a stock market qualifies as an “Exit event”.
The weighted average fair value and exercise price for each plan is calculated as follows, excluding earn out payments in shares for the business combinations in 2022 (see Note 6):

	Units			Exercise price			Average fair value			Remaining
	2022	2021	2020	2022	2021	2020	2022	2021	2020	contractual life
Management stock option plan	6,238,316	7,253,823	1,999,660	0.0021	0.0021	0.0021	3.10	0.57	0.88	2023-2024
Employee stock option plan	1,285,619	1,584,192	3,052,471	—	—	—	0.85	0.85	1.01	All options are vested
Founder Stock options plan	1,033,609	—	—	1.93	—	—	7.93	—	—	All options are vested
RSU Employees	2,027,765	—	—	—	—	—	9.32	—	—	1/3 per year 2023-2025
RSU Coil & Ares	496,019	—	—	—	—	—	9.43	—	—	2023-2024
RSU Management	2,000,000	—	—	—	—	—	2.81	—	—	2023-2029

	13,081,328	8,838,015	5,052,131

23.	FINANCIAL INCOME AND EXPENSES
Details of financial income and expenses are as follows:

(In thousand Euros)	Note	December 31, 2022	December 31, 2021	December 31, 2020
Financial income
Interest on shareholder and other loans		—	61	6
Fair value gain on financial investments		280	11	—
Other finance income		2,027	83	—

Total financial income		2,307	155	6

Financial expenses
Fair value adjustment of convertible bonds	13	—	25,491	—
Interest and fees on bank loans	13	3,711	3,222	534
Interest on lease liabilities	9	1,267	631	107
Interest on shareholder and other borrowings	13	—	3	8
Interest on convertible bonds	13	—	2,385	266
Accretion of discount on put option liabilities	6	—	313	96
Fair value loss on financial investments		1,343	—	—
Impairment of financial investments	12	1,411
Other finance costs		266	23	—

Total financial expenses		7,998	32,068	1,011

On July 27, 2022, Wallbox Chargers, S.L.U. acquired the remaining 49% of share capital of Electromaps, S.L.U., resulting in ownership of 100% of its share capital as of that date, for purchase consideration of Euros 1,799 thousand. The transaction resulted in recognition of a gain on the settlement of the associated financial liability totaling Euros 2,002 thousand, which was recorded as financial income in the statement of profit or loss. The payment of the consideration was made through a cash payment of Euros 150 thousand on July 29, 2022 and Euros 150 thousand on August 30, 2022. The remaining amount was paid through the issuance of 163,861 Class A shares of Wallbox NV whose nominal value is Euros 0.12 per share.

WALLBOX N.V.
Notes to the consolidated financial statements

24.	EARNINGS PER SHARE
Basic earnings per share are calculated by dividing net loss for the year attributable to equity holders of the Parent by the weighted average number of ordinary shares outstanding during the year (see explanations regarding the impact of the Transaction on the weighted average number of ordinary shares outstanding in Note 6).
As the Company has losses in all three periods, potential ordinary shares from Management Stock Options, Employee Stock Options, RSU plans and Warrants are not dilutive (losses per share would be less and anti-dilution would exist), Hence, these shares are not considered in the calculation of losses per diluted share.
Details of the calculation of basic and diluted earnings/loss per share are as follows:

	Year ended December 31,
(In thousand Euros)	2022	2021	2020
Loss for the year	(62,800)	(223,777)	(11,402)
Dilutive effects on earnings per share	—	—	—

Total loss for basic and diluted earnings per share	(62,800)	(223,777)	(11,402)

Number of shares	December 31, 2022	December 31, 2021	December 31, 2020
Weighted average number of ordinary shares for basic and diluted earnings per share (thousand shares)	163,367	112,725	91,746

(In Euros)	December 31, 2022	December 31, 2021	December 31, 2020
Basic and diluted losses per share	(0.38)	(1.99)	(0.12)

See note 6 for further details on the impact of the Transaction on EPS.

25.	TAX CREDIT AND OTHER RECEIVABLES/OTHER PAYABLES

A.	Tax credit and other receivables/Other payables

	December 31,	December 31,
(In thousand Euros)	2022	2021
VAT receivable	10,091	13,834
Government grants receivable	4,049	3,634
Income tax credit receivable (short term)	706
Income ta x credit receivable (long term)	6,629	2,589

Total	21,475	20,057

	December 31,	December 31,
(In thousand Euros)	2022	2021
VAT payable	2,585	3,077
Current income tax liability	1,186	—
Social Security payable	1,328	774
Personal Income Tax payable	1,906	1,154
Deferred tax liabilities	1,388	31

Total	8,393	5,036

WALLBOX N.V.
Notes to the consolidated financial statements

B.	Amounts recognized in profit or loss

	Year ended December 31,
(In thousand Euros)	2022	2021	2020
Loss before Tax / Profit	(67,726)	(225,584)	(12,312)

Tax income (at 25%)	16,932	56,396	3,078
Unrecognized deferred tax assets on tax losses	(16,932)	(56,396)	(3,078)
R&D tax credits	(5,468)	(1,666)	(923)
Amortization of intangible assets identified		(10)	—
Tax expense	542	(131)	13

Income tax credit	(4,926)	(1,807)	(910)

As Wallbox N.V. is a Spanish tax resident, is the corporate tax rate of Spain used, which is a nominal tax rate of

25
%.
Deductible temporary and permanent differences for which no deferred tax assets have been recognized totaled Euros 37,584 thousand and Euros 36 thousand at December 31, 2022, respectively. At December 31, 2021 deductible temporary and permanent differences for which no deferred tax asset were recognized in the statement of financial position amounted to Euros 101,921 thousand and Euros 54,756 thousand, respectively.
The amount of Euros 37,584 thousand (Euros 101,921 thousand at 2021) was relat ed
 to deductible temporary differences primarily associated with the share-based payment plan provision, and part of the financial expenses. In 2021, the amount of Euros 54,756 thousand, reflecting deductible permanent differences, primarily relates to deductible expenses recognized against share premium and listing expenses for the services provided by Kensington.
At December 31, details of the tax losses to be offset are as follows:

(In thousand Euros)	December 31, 2022	December 31, 2021
2015	47	47
2016	439	439
2017	56	56
2018	1,579	1,579
2019	3,318	3,318
2020	12,312	12,312
2021	68,907	68,907
2022	28,631	—

Total	115,289	86,658

Tax losses may be offset indefinitely in the future (see Note 5).
The existence of unused tax losses is strong evidence that future taxable profit may not be available to the Group. Having considered all evidence available, management determined that there was insufficient positive evidence to support the fact that it is probable that future taxable profits will be available against which to offset the tax losses. Accordingly, no deferred tax asset is recognized in the financial statements.

WALLBOX N.V.
Notes to the consolidated financial statements

26.	GROUP INFORMATION

A.	Related parties
Details of transactions and balances with related parties are as follows:

	Year ended December 31, 2022
(In Thousand Euros)	Shareholders	Joint Venture	Key management	Total
Income
Revenue	67	—	—	67
Interest	—	47	—	47
Impairment of financial assets	—	(1,945)	—	—
Statement of financial position

Loans granted to Joint Venture (see N ote 13)	—	1,411	—	1,411
Receivables from Joint Venture (see N ote 13)	—	534	—	534
Impairment of financial assets	—	(1,945)	—	(1,945)

	Year ended December 31, 2021
(In Thousand Euros)	Shareholders	Joint Venture	Key management	Total
Expenses
Interest on shareholder and other loans (see N ote 23)	3	61	—	64
Statement of financial position

Non-current loans granted to Joint Venture (see N ote 13)	—	566	—	566
Current loans granted to Joint Venture (see N ote 13)	—	685	—	685
Receivables from Joint Venture (see N ote 13)	—	535	—	535
Borrowings (see note 13)	(21)	—	—	(21)

	Year ended December 31, 2020
(In Thousand Euros)	Shareholders	Joint Venture	Key management	Total
Expenses
Interest on shareholder and other loans (see N ote 23)	8	—	—	8
Other financial interest	—	—	10	10
Professional services	—	—	64	64
Only revenues to shareholders holding a minimal interest in the Group of
50
% has been disclosed as a related party transaction in accordance with IAS 24 definitions.
In connection with the December 2022 private placement of Class A Shares, Enric Asunción Escorsa purchased 921,053 Class A Shares, Orilla Asset Management, S.L. purchased 3,759,399 Class A Shares, AM Gestió, S.L. purchased 751,880 Class A Shares and each of Infisol 3000, S.L., Inversiones Finanncieras Perseo S.L. and Anangu Grup, S.L. purchase 375,940 Class A Shares, in each case, at price of $5.32 per share, the same terms as other investors.

WALLBOX N.V.
Notes to the consolidated financial statements

B.	Remuneration of Directors and Key Management
The remuneration expenses recorded for the members of the Board of Directors in 2022, 2021 and 2020 are as follows:

	Year ended December 31,
(thousand Euros)	2022	2021	2020
Short-term benefits	774	770	189
Cost of non-executive directors	303	71	—
Share-based payment plan expenses	6,146	—	—

Total	7,223	841	189

Details of the remuneration expenses recorded for the Company’s senior management (excluding the executive members of the Board of Directors) are as follows:

	Year ended December 31,
(thousand Euros)	2022	2021	2020
Short-term benefits	1,908	2,151	681
Termination benefits	206	—	—
Share-based payment plan expenses	13,842	1,756	1,339

Total	15,956	3,907	2,020

Remuneration expenses incurred for executive functions relates to those individuals who perform senior management functions for the Company, including the directors.
No expenses for post-employment benefits were incurred during 2022, 2021 and 2020.
At December 31, 2022 and 2021 the group had no pension or life insurance obligations with members of senior management.
At December 31, 2022 and 2021 no advances or loans had been granted to members of senior management, nor had the Company extended any guarantees on their behalf.
During 2022, public liability insurance premiums of Euros 1,580 thousand (Euros 432 thousand in 2021) had been incurred to be covered for damages or losses that may be incurred by directors in the performance of their duties. These insurance premiums do however not form part of the remuneration of the Directors and has therefore not be included in the table above.

27.	FINANCIAL RISK MANAGEMENT
Risk management policies are established by management, having previously been approved by the Company’s directors. Based on these policies, the Finance department has established a number of procedures and controls to identify, measure and manage risks associated with the use of financial instruments. These policies, inter alia, prohibit the Company from speculating with derivatives.
Any activity involving financial instruments exposes the Company to credit risk, market risk and liquidity risk.

a)	Credit risk
Credit risk arises from possible losses deriving from failure to comply with contractual obligations on the part of the Group’s counterparties, i.e., the possibility of not recovering financial assets at the amount recognized and within the established term.
The maximum credit risk exposure is as follows:

	December 31, 2022		December 31, 2021
(In thousand Euros)	Non-current	Current	Non-current	Current
Customer sales and services	—	39,797	—	22,528
Other receivables	—	16	—	7
Loans to employees	—	14	—	2
Loans granted to Joint Venture	—	—	—	685
Receivables from Joint Venture	—	—	—	535

Trade and other financial receivables	—	39,827	—	23,757
Loans granted to Joint Venture			566
Guarantee deposit	1,133	—	733	—

Non-current financial assets	1,133		1,299	—
Guarantee deposit		560		482
Financial investments	—	5,397	—	57,192

Other current financial assets	—	5,957	—	57,674
Cash and cash equivalents	—	83,308	—	113,865

Total	1,133	89,265	1,299	195,296

The Sales and Finance departments establish credit limits for each customer based on information received from an entity specializing in commercial solvency analysis. Refer to Note 13B for further disclosure on the expected credit loss of customer sales and services.

b)	Market risk
Market risk arises from possible losses deriving from fluctuations in the fair value or in future cash flows of financial instruments because of changes in market prices. Market risk includes interest rate, currency and other price risks.

WALLBOX N.V.
Notes to the consolidated financial statements

Interest rate risk
Interest rate risk arises from possible losses due to changes in the fair value or the future cash flows of a financial instrument because of fluctuations in market interest rates.

(In thousand Euros)	Currency	December 31, 2022	December 31, 2021
Fixed rate Loan	EUR	32,125	31,050
Floating rate loan	EUR	101,502	20,296

Total		133,627	51,346

A 100 basis point change in interest rates would mean an increase (decrease) in profit or loss at December 31, 2022 of Euros 1,317 thousand (Euros 691 thousand at December 31, 2021). This calculation assumes that the change occurred on the date of the report applied to the risk exposures existing on that date. This analysis assumes that all other variables are held constant and considers the e ffec
t of interest rates.

	2022		2021		2020
(In thousand Euros)	Profit or loss		Profit or loss		Profit or loss
	100 bp	100 bp	100 bp	100 bp	100 bp	100 bp
	increase	decrease	increase	decrease	increase	decrease
Floating rate loan	(1,317)	1,317	(691)	691	(85)	85

WALLBOX N.V.
Notes to the consolidated financial statements

Currency risk
Currency risk is the risk of possible losses due to changes in the fair value of and future cash flows from financial instruments as a result of exchange rate fluctuations.
Cash and cash equivalents, trade and other financial receivables and other current assets / deferred charges are primarily the items included within the Group’s assets and liabilities that are denominated in a currency other than the functional currency.
The following table shows the sensitivity of monetary assets and liabilities to a reasonably possible strengthening (weakening) of the Euro in each of the foreign currencies as of December 31. This analysis assumes that all other variables, particularly interest rates, remain constant and ignores any impact from anticipated sales and purchases. The Group’s exposure to foreign currency exchange for all other currencies is not significant.

	2022		2021
	Profit or loss		Profit or loss
(In thousand Euros)	Strengthening	Weakening	Strengthening	Weakening
USD (10% movement)	(565)	691	(8,819)	10,779
Other market price risk
The Group has derivative warrant liabilities (see Note 13) measured at FVTPL.
The derivative warrant liabilities of Euros 5,834 thousand at December 31, 2022 (Euros 83,252 thousand at December 31, 2021) included a fair value adjustment of Euros 80,748 thousand compared to the December 31, 2021.
A change of the warrant price by 1% would result in an increase/decrease of the underlying warrant liabilities of Euros 58 thousand
.

c)	Liquidity risk
Liquidity risk arises where the Group might not hold, or have access to, sufficient liquid funds at an appropriate cost to settle its payment obligations at any given time.
Details of working capital are as follows:

(In thousand Euros)	December 31, 2022	December 31, 2021
Current assets	255,171	251,491
Current liabilities	178,793	170,366

Total	76,378	81,125

The working capital presented by the Group is sufficient to cover the various commitments arising from its activity.

WALLBOX N.V.
Notes to the consolidated financial statements

Details of the maturities, by year, of the principal of the loans and borrowings at December 31, are as follows:

	December 31, 2022
(In Euros)	Capital	Interest	Total
2023	89,268	3,428	92,696
2024	12,063	2,785	14,848
2025	10,688	2,014	12,702
2026	8,024	1,398	9,422
2027	6,907	838	7,745
More than five years	6,677	759	7,436

Total	133,627	11,222	144,849

	December 31, 2021
(In Euros)	Capital	Interest	Total
2022	33,769	1,058	34,827
2023	2,253	967	3,220
2024	4,699	801	5,500
2025	3,619	551	4,170
2026	3,543	327	3,870
More than five years	3,464	107	3,571

Total	51,347	3,811	55,158

d)	Capital management
For the purpose of the Group’s capital management, capital includes issued capital, share premium and all other equity reserves attributable to the equity holders of the Parent. The primary objective of the Group’s capital management is to maximize shareholder value. The Group manages its capital structure and makes adjustments to compensate for changes in economic conditions or its financial requirements in order to execute its business plans. The Group may also issue new shares or issue/repay debt financial instruments to maintain or adjust the capital structure. The Group monitors capital management to ensure that it meets its financial needs to achieve its business objectives while maintaining its solvency.
No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2022 and 2021.

28.	EVENTS AFTER THE REPORTING PERIOD
After the reporting date of December 31, 2022, the following significant events have occurred:
In the first quarter of 2023, certain employees converted 374,765 options, as part of their stock option plan, into
374,765
Class A ordinary shares of Euros 0.12 of par value, resulting in an increase of share capital of Euros 45 thousand.
On January 19, 2023 the Company announced measures to reduce costs to better align with its 2023 full year guidance and the current macroeconomic situation. Reductions are balanced between operating and personnel expenses and will impact around 96 employees. As a result, and in accordance with Spanish law, the subsidiary Wallbox Chargers, S.L.U. has initiated a collective dismissal process (ERE) affecting the employees of this subsidiary.
In January 2023, the Group launched the Employee Stock Options Plan (ESPP) for a length of one year, with the purpose of increasing employee engagement and motivation. The offering has been designed in accordance with the 2021 Employee Stock Purchase Plan approved by the Company upon listing in October 2021. The Employee Stock Purchase Plan consists of an offer to buy a maximum of 20,000 shares by each employee of the company with a discount of up to 15%, with a limit of 1% to 10% of annual salary per year.
On January 31, 2023 as part of the payment for the Coil acquisition disclosed in Note 6, the Company has issued 272,826 Class A shares with a nominal value of Euros 0.12 each.

WALLBOX N.V.
Notes to the consolidated financial statements

On February 9, 2023, Wallbox N.V., as guarantor, and its wholly-owned direct Spanish subsidiary, WallBox Chargers, S.L.U., as borrower entered into a Facility Agreement with Banco Bilbao Vizcaya Argentaria S.A. The Facility Agreement provides for an aggregate term loan commitment of €25.0 million. The group has fully drawn down the commitment and received an amount of

€24.6

million, net after deducting expenses. The Facility Agreement provides for an aggregate term loan commitment of

€
25.0
 million.
The Facility matures on the fourth anniversary of the date of the contract and under certain circumstances may be extended to mature on the fifth anniversary
. The Facility Agreement contains financial covenants regarding maintenance as of the end of each fiscal quarter of a maximum senior net debt to gross profit ratio.
Substantially concurrently with the closing of the Facility Agreement and in consideration thereof, we entered into a Warrant Agreement and Subscription Agreement with BBVA pursuant to which we issued to the Warrantholder, and the Warrantholder subscribed for and acquired, an aggregate of 1,007,894 warrants exercisable for 1,007,894 Class A Shares, for an exercise price of $5.32 per share. Pursuant to the Subscription Agreement, we agreed to file a registration statement for the resale of the Class A Shares issuable upon exercise of the Warrant. The Warrant Agreement provides for a redemption right in favor of Wallbox when the Class A Shares achieve a value of $11.00 per share.
On 22 March 2023, one of the beneficiary of Founder warrants plan (Note 22) has exercised 20,000 vested option shares from the “Legacy Stock Option Program for Founders” plan for Class B ordinary shares, with nominal value of €1.20 per share and subsequently, the Company has agreed to convert 20,000 Class B Shares to: (i) 20,000 Class A ordinary shares with nominal value of EUR 0.12 per share; and (ii) 20,000 conversion shares with nominal value of EUR 1.08 per share. The said conversion shares have been transferred in favor of the Company for no consideration.

WALLBOX
N
.
V
.
Notes to the consolidated financial statement
s

29.	DETAILS OF WALLBOX GROUP SUBSIDIARIE S
Details of subsidiaries at December 31, 2022

				% Equity interest
Company name	Registered office	Activity	Company holding investment	December 2022	December 2021	Consolidation method
Wall Box Chargers, S.L.U.	Paseo de la Castellana, 95. Planta 28, 28046, Madrid, Spain	Retail innovative solutions for charging Electric Vehicles	Wallbox NV	100%	100%	* Fully consolidated
Kensington Capital Acquisition Corp II	1400 Old Country Road, Suite 301, Westbury, NY 11590	Special purpose acquisition company	Wallbox NV	100%	100%	* Fully consolidated
Wallbox Energy, S.L.U.	Calle Foc 68, 08038, Barcelona, Spain	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%	- Fully consolidated
Wallbox UK Limited	378-380 Deansgate, Manchester, United Kingdom M3 4LY	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%	- Fully consolidated
SAS Wallbox France	Avenue des Champs Elysées 102, 75008, Paris, France	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%	- Fully consolidated
WBC Wallbox Chargers Deutschland GmbH	Oskar-von-Miller-Ring 20, 80333 Munich, Germany	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%	- Fully consolidated
Wallbox Italy, S.R.L.	Piazza Tre Torri 2, 20145 CAP, Milano, Italy	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%	- Fully consolidated
Wallbox Netherlands B.V.	Kingsfordw eg 151,1042 GR Amsterdam, The Netherlands	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%	- Fully consolidated
Wallbox USA Inc.	800 W. El Camino Real Suite 180, Mountain View CA 94040, United States	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%	- Fully consolidated
Wallbox Shanghai Ldt.	Unit 05-129 Level 5, No. 482, 488, 492, 518 Xinjiang Road, Jingan District, Shanghai Municipality, China	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%	- Fully consolidated
Wallbox AS (Intelligent Solution AS)	Professor Olav Hanssens vei 7A, 4021 Stavanger, Norw ay	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%	- Fully consolidated
Wallbox ApS	Rådhuspladsen 16, 1550 København, Denmark	Retail innovative solutions for charging Electric Vehicles	Wallbox Norw ay AS	100%	100%	- Fully consolidated
Wallbox AB (Intelligent Solution Sweden AB)	Kistagången 12, 164 40 Kista, Sweden	Retail innovative solutions for charging Electric Vehicles	Wallbox Norw ay AS	100%	100%	- Fully consolidated
Wallbox Oy	PL 747, 00101 Helsinki, Finland	Retail innovative solutions for charging Electric Vehicles	Wallbox Norw ay AS	100%	100%	- Fully consolidated
Electromaps, S.L.U.	Calle Foc 68, 08038, Barcelona, Spain	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	51%	- Fully consolidated
Coil, Inc.	1307 Hayes Street Suite 5 San Francisco, CA 94117 US	EV Charge installer	Wallbox USA, Inc.	100%	—	- Fully consolidated
AR Electronics Solutions, S.L.U.	Calle Foc 68, 08038, Barcelona, Spain	Manufacture of Electronical components	Wall Box Chargers, S.L.U.	100%	—	- Fully consolidated
Wallbox Australia PTY, Ltd	152 Elizabeth Street - Level 4 - Melbourne VIC 3000	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	—	- Fully consolidated
WBX Chargers Portugal, Unipessoal Lda	Edifício Scala, Rua de Vilar, 235, 2.o andar Porto Concelho: Porto Freguesia: Lordelo do Ouro e Massarelos 4050 626 Porto	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	—	- Fully consolidated

(*)	direct ownership
(-)	indirect ownership