Form 20-F
period 2023-12-31
Wallbox N.V.
filed 2024-03-21
CIK 1866501

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Juan Sagales
General Counsel
Telephone: +1(404) 574‑1504

investors@wallbox.com
Wallbox N.V.
Carrer del Foc, 68
Barcelona, Spain 08038

(Name, Telephone, E‑mail and /or Facsimile number and Address of Company Contact Person)

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. As of December 31, 2023, the registrant had 187,556,213 Class A Shares and 22,250,793 Class B Shares outstanding.

Indicate by check mark if the registrant is a well‑known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Note‑Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S‑T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non‑accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b‑2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒	Non‑accelerated filer	☐

				Emerging growth company	☒

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes‑Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive‑based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D‑1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP	☒ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b‑2 of the Exchange Act). Yes ☐ No ☒

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

We report under International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

General Information

Our consolidated financial statements are reported in the reporting currency of the Euro (€), which are denoted “Euros,” “EUR” or “€” throughout this Annual Report on Form 20‑F (“Annual Report”). Also, throughout this Annual Report:

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

Defined Terms and Key Performance Indicators in this Annual Report

Throughout this Annual Report, we use a number of defined terms and provide information about a number of key performance indicators used by management. Definitions are as follows, and additional information about our key performance indicators is discussed in more detail in Item 5, “Operating and Financial Review and Prospects—Key Operating and Financial Metrics.”

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

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“COVID‑19” means the coronavirus known as SARS‑CoV‑2 or COVID‑19, and any evolutions, mutations thereof or related or associated epidemics, pandemic or disease outbreaks.

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

“Sarbanes‑Oxley Act” means the Sarbanes‑Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Shares” means Class A Shares and Class B Shares.

“Warrants” means Private Warrants and Public Warrants.

Non‑IFRS and Other Financial and Operating Metrics

We have included in this Annual Report certain financial measures not based on IFRS, including EBITDA and Adjusted EBITDA (together, the “Non‑IFRS Measures”), as well as operating metrics, including Gross Margin. See the definitions set forth below for a further explanation of these terms.

Management uses the Non‑IFRS Measures:

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

The Non‑IFRS Measures may not be comparable to similar measures disclosed by other companies, because not all companies and analysts calculate these measures in the same manner. We present the Non‑IFRS Measures because we consider them to be important supplemental measures of our performance, and we believe they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies. Management believes that investors’ understanding of our performance is enhanced by including the Non‑IFRS Measures as a reasonable basis for comparing our ongoing results of operations. By providing the Non‑IFRS Measures, together with reconciliations to IFRS, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.

Items excluded from the Non‑IFRS Measures are significant components in understanding and assessing financial performance. The Non‑IFRS Measures have limitations as analytical tools and should not be considered in isolation, or as an alternative to, or a substitute for loss for the year, revenue or other financial statement data presented in our consolidated financial statements as indicators of financial performance. Some of the limitations are:

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

Due to these limitations, EBITDA and Adjusted EBITDA should not be considered as measures of discretionary cash available to us to invest in the growth of our business and are in addition to, not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. In addition, the Non‑IFRS Measures we use may differ from the non‑IFRS financial measures used by other companies and are not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. Furthermore, not all companies or analysts may calculate similarly titled measures in the same manner. We compensate for these limitations by relying primarily on our IFRS results and using the Non‑IFRS Measures only as supplemental measures.

We define our Non‑IFRS Measures and other financial and operating metrics as follows:

“Gross Margin” is defined as revenue less changes in inventory, raw materials and other consumables used.

“EBITDA” is defined as loss for the year before income tax credit, financial income, financial expenses, amortization and depreciation.

“Adjusted EBITDA” is defined as loss for the year before depreciation and amortization, income tax credits, financial income and financial expense further adjusted to take account of the impact of certain non‑cash and other items that we do not consider in our evaluation of ongoing operating performance. These non‑cash and other items include, but not are limited to, change in fair value of convertible bonds and derivative warrants, share listing expenses, foreign exchange gains/(losses), share based payment expenses, transaction costs related to the Business Combination, certain one-time expenses related to a reduction in workforce initiated in January 2023, certain non-cash expenses related to the ESPP plan launched in January 2023, any negative goodwill arising from business combinations, and other items outside the scope of our ordinary activities.

Refer to Item 5, “Operating and Financial Review and Prospects—A. Operating Results—Reconciliations of Non‑IFRS and Other Financial and Operating Metrics” included elsewhere in this Annual Report for reconciliations of our Non‑IFRS measures to the most directly comparable IFRS financial measures.

Market and Industry Data

Unless otherwise indicated, information contained in this Annual Report concerning our industry and the markets in which we operate, including our general expectations, market position and market opportunity, is based on our management’s estimates and research, as well as industry and general publications and research, surveys and studies conducted by third parties. We believe the information from these third‑party publications, research, surveys and studies included in this Annual Report is reliable. Management’s estimates are derived from publicly available information, their knowledge of our industry and their assumptions based on such information and knowledge, which we believe to be reasonable. This data involves a number of assumptions and limitations which are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in this Annual Report under Item 3, “Key Information—Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates.

CAUTIONARY STATEMENT REGARDING FORWARD‑LOOKING STATEMENTS

This Annual Report contains statements that constitute “forward‑looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward‑looking statements to be covered by the safe harbor provisions for forward‑looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements contained in this Annual Report other than statements of historical fact should be considered forward‑looking statements, including, without limitation, statements regarding our future operating results and financial position, impact of the reduction in workforce efforts, business strategy and plans, potential outcomes of our partnerships and transactions, market growth and objectives for future operations. The words “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “focus,” “forecast,” “intend,” “likely,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward‑looking statements, though not all forward‑looking statements use these words or expressions. These statements are neither historical facts nor assurances of future performance. Although we believe that these estimates and forward‑looking statements are based upon reasonable assumptions, they are subject to numerous known and unknown risks and uncertainties, some of which are beyond our control, and are made in light of the information currently available to us.

Actual results could differ materially from those anticipated in forward‑looking statements for many reasons, including the factors described in Part I., Item 3, “Key Information,” D. “Risk Factors” herein. Accordingly, you should not rely on these forward‑looking statements, which speak only as of the date hereof.

We undertake no obligation to publicly revise any forward‑looking statement to reflect circumstances or events after the date hereof or to reflect the occurrence of unanticipated events.

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

Although we believe the expectations reflected in the forward‑looking statements were reasonable at the time made, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy or completeness of any of these forward‑looking statements. You should carefully consider the cautionary statements contained or referred to in this section in connection with the forward‑looking statements contained herein and any subsequent written or oral forward‑looking statements that may be issued by us or persons acting on our behalf.

RISK FACTOR SUMMARY

Our business is subject to numerous risks and uncertainties, including those described in Item 3, “Key Information—D. Risk Factors” included elsewhere in this Annual Report. You should carefully consider these risks and uncertainties when investing in our ordinary shares. Principal risks and uncertainties affecting our business include the following.

•
We are an early stage company with a history of operating losses, and expect to incur significant expenses and continuing losses at least for the near and medium‑term.
•
Our growth and success is highly correlated with and thus dependent upon the continuing adoption of, and demand for EVs, as well as, availability of critical components needed for EVs and our products. Among other things, changes to fuel economy standards or the success of alternative fuels, or changes to rebates, tax credits and other financial incentives from governments, utilities and others to offset the purchase or operating cost of EVs and EV charging technology, may negatively impact the EV market and, thus, the demand for our products and services.
•
Political and economic uncertainty and macroeconomic factors could adversely affect our business, financial condition and results of operations.
•
If we fail to manage our growth effectively, our business, operating results and financial condition could be adversely affected.
•
Our estimates of market opportunity and forecasts of market growth may prove to be inaccurate
•
We currently face competition from a number of companies and expect to continue to face significant competition in our markets.
•
A loss or disruption with respect to our supply or manufacturing partners could negatively affect our business.
•
Our customers are not under long‑term contract and our customer orders may fluctuate.
•
We expect to expend resources to maintain consumer awareness of our brands, build brand loyalty and generate interest in our products. Failure to effectively expand our sales and marketing capabilities could harm our ability to increase or maintain our customer base and achieve broader market acceptance of our products.
•
We rely on third‑parties that we do not control for many aspects of our business, marketing and distribution channels, and our failure to manage and maintain relationships with such third‑parties, or any failure by such third‑parties to promote or maintain the brand and quality of our products, could harm our brand, reputation and adversely affect our business. Furthermore, we are dependent on third parties for installations, which are subject to risks associated with cost overruns and delays. Third parties may improperly install our products, which may result in additional costs to us and may adversely affect our brand, reputation and business.
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
•
Disruption of operations, including as a result of natural disasters, at our manufacturing sites or those of third‑party suppliers could prevent us from filling customer orders on a timely basis and adversely affect our reputation and results of operations.
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
•
We are susceptible to risks associated with an increased focus by stakeholders and regulators on environmental and social matters, including climate change, which may adversely affect our business and results of operations.

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
•
Our results of operations may fluctuate.
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
•
We may need to defend against intellectual property infringement or misappropriation claims, which may be time‑consuming and expensive, and our business could be adversely affected.
•
Our business may be adversely affected if we are unable to obtain patents or otherwise protect our technology and intellectual property from unauthorized use by third parties.
•
The EV industry is evolving as are the standards governing EV charging and the current lack of industry standards could result in future incompatibilities and issues that could require significant resources and or time to remedy.
•
Our technology, the technology of Electromaps, or services provided by COIL, could have undetected defects, errors or bugs in hardware or software which could reduce market adoption, damage our reputation with current or prospective customers, and/or expose us to product liability and other claims that could materially and adversely affect our business.
•
Interruptions, delays in service, communications outages or inability to increase capacity at third‑party data center facilities could impair the use or functionality of our subscription services, harm our business and subject us to liability.
•
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
•
Our management team has limited experience managing a public company.
•
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
•
Our failure to timely and effectively implement controls and procedures required by Section 404(a) of the Sarbanes‑Oxley Act could have a material adverse effect on our business.
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

Risks Related to Our Business

We are an early stage company with a history of operating losses, and expect to incur significant expenses and continuing losses at least for the near and medium‑term.

We have a history of operating losses and negative operating cash flows. We incurred a net loss of €112.1 million and €62.8 million for the years ended December 31, 2023 and 2022, respectively. We believe we will continue to incur operating and net losses at least for the near and medium-term. A significant portion of our operating expenses are fixed. We anticipate, due to, among other things, ongoing administrative expenses associated with our U.S. listing and related regulations and reporting requirements, we will operate at a loss for the near and medium‑term. Additional losses could impair our liquidity and may require us to raise additional capital or to curtail certain of our operations in an effort to preserve capital. Incurring additional losses could also erode investor’s confidence in our ability to manage our business effectively and result in a decline in the price of Shares. Even if we achieve profitability, there can be no assurance that we will be able to maintain profitability in the future. We may need to raise additional financing through loans, securities offerings or additional transactions in order to fund our ongoing operations. There is no assurance that we will be able to obtain such additional financing or that we will be able to obtain such additional financing on favorable terms if at all.

Our growth and success is highly correlated with and thus dependent upon the continuing adoption of, and demand for EVs, as well as, availability of critical components needed for EVs and our products. Among other things, changes to fuel economy standards or the success of alternative fuels, or changes to rebates, tax credits and other financial incentives from governments, utilities and others to offset the purchase or operating cost of EVs and EV charging technology, may negatively impact the EV market and, thus, the demand for our products and services.

Our potential profitability and growth is highly dependent upon the continued adoption of EVs by consumers, businesses, and fleet operators continued support from regulatory programs and in each case, the use of our chargers and charging stations, any of which may not occur at the levels we currently anticipate or at all. The market for EVs is still rapidly evolving, characterized by rapidly changing technologies, increasing consumer choice as it relates to available EV models, their pricing and performance, evolving government regulation and industry standards, changing consumer preferences and behaviors, intensifying levels of concern related to environmental issues, and governmental initiatives related to climate change and the environment generally. Although demand for EVs has grown overall in recent years, there is no guarantee of continuing our sustained future demand, as was seen with the reduced EV demand in 2023, which impacted our results.

Residential, commercial and public charging may not develop as expected and may fail to attract projected market share of total EV charging. If the market for EVs develops more slowly than expected, or if demand for EVs decreases, our growth would be reduced and our business, prospects, financial condition and operating results would be harmed. The market for EVs could be affected by numerous factors, such as:

•
perceptions about EV features, quality, driver experience, safety, performance and cost;
•
perceptions about the limited range over which EVs may be driven on a single battery charge and about availability and access to sufficient public EV charging stations;
•
competition, including from other types of alternative fuel vehicles (such as hydrogen fuel cell vehicles), plug‑in hybrid EVs and high fuel‑ economy internal combustion engine (“ICE”) vehicles;
•
increases in fuel efficiency in legacy ICE and hybrid vehicles;
•
volatility in the price of gasoline and diesel at the pump;
•
EV supply chain disruptions including but not limited to availability of certain components (such as semiconductors, microchips and lithium), ability of EV OEMs to ramp‑up EV production, availability of batteries, and battery materials;
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

In addition, sales of vehicles in the automotive industry can be cyclical, which may affect growth in acceptance of EVs. It is uncertain how macroeconomic factors will impact demand for EVs, particularly since they can be more expensive than traditional gasoline‑powered vehicles, when the automotive industry globally has been experiencing a recent decline in sales. Furthermore, because fleet operators often make large purchases of EVs, this cyclicality and volatility in the automotive industry may be more pronounced with commercial purchasers, and any significant decline in demand from these customers could reduce demand for EV charging and our products and services in particular.

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

As regulatory initiatives have required an increase in the mileage capabilities of cars and consumption of renewable transportation fuels, such as ethanol and biodiesel, consumer acceptance of EVs and other alternative vehicles has been increasing. However, the EV fueling model is different from gasoline and other fuel models, requiring behavior changes and education of businesses, consumers, regulatory bodies, local utilities, and other stakeholders. Further developments in, and improvements in affordability of, alternative technologies, such as renewable diesel, biodiesel, ethanol, hydrogen fuel cells or compressed natural gas, proliferation of hybrid powertrains involving such alternative fuels, or improvements in the fuel economy of the ICE vehicles, whether as the result of regulation or otherwise, may materially and adversely affect demand for EVs and EV charging stations in some market verticals. Regulatory bodies may also adopt rules that substantially favor certain alternatives to petroleum‑based propulsion over others, which may not necessarily be EVs. Local jurisdictions may also impose restrictions on urban driving due to congestion, which may prioritize and accelerate micro mobility trends and slow EV adoption growth. If any of the above cause or contribute to automakers reducing the availability of EV models or cause or contribute to consumers or businesses to no longer purchase EVs or purchase fewer of them, it would materially and adversely affect our business, operating results, financial condition and prospects.

The U.S. federal government, European states and some state and local governments provide incentives to end users and purchasers of EVs and EV charging stations in the form of rebates, tax credits, and other financial and behavioral incentives, such as payments for regulatory credits. The EV market relies on these governmental rebates, tax credits, and other financial incentives to significantly lower the effective price of EVs and EV charging stations, and these incentives may change in the future. In the United States, for example, with the passage of the Inflation Reduction Act, the Biden administration has committed over $369 billion towards climate investments, representing the largest single investment in this area in the country’s history. The package includes both consumer and corporate incentives and loans with the aims of reducing emissions by 40% by 2030. However, these incentives may expire on a particular date, end when the allocated funding is exhausted, or be reduced or terminated as a matter of administrative, regulatory or legislative policy. Any reduction in rebates, tax credits or other financial incentives could negatively affect the EV market and adversely impact our business operations, expansion potential and financial results. Furthermore, new tariffs and policy incentives implemented by the Biden Administration that favor equipment manufactured by or assembled at American factories, could put us at a competitive disadvantage if we are not able to develop our U.S. manufacturing capacity on the timelines we currently expect or at all, including by increasing the cost or delaying the availability of charging equipment, by challenging or eliminating our ability to apply or qualify for grants and other government incentives, or by disqualifying us from the ability to compete for certain charging infrastructure buildout solicitations and programs, including those initiated by federal government agencies. Moreover, the political nature of certain of these policies and programs means that a future U.S. administration or future governments in any of the jurisdictions that are material for our operations and business, could make policy or legislative changes that put us at competitive disadvantage, make it prohibitively costly or unattractive for us to pursue existing business initiatives, or negatively impact demand for our products and services. Specifically, the 2024 U.S. presidential election could create uncertainty or unfavorable conditions with respect to legal, tax, and regulatory regimes in which the Company operates.

Similarly, even if new legislation incentivizes EV adoption, we cannot predict what form such incentives may take at this time. If we are not eligible for grants or other incentives under such programs, while our competitors are, it may adversely affect our competitiveness or results of operation.

Political and economic uncertainty and macroeconomic factors could adversely affect our business, financial condition and results of operations.

Our operating results could be materially impacted by changes in the overall global macroeconomic environment and other economic factors that impact our cost structure and revenue results. Changes in economic conditions, including supply chain constraints, logistics challenges, labor shortages, and steps taken by governments and central banks, particularly in response to the COVID-19 pandemic, as well as other stimulus and spending programs, have, in the past, led to (and could, in the future, lead to) higher inflation, resulting in an increase in costs, currency volatility and changes in fiscal and monetary policy, including increased interest rates and reduced consumer spending. In a higher inflationary environment, we may be unable to raise the prices of our products and services sufficiently to keep up with the rate of inflation. Moreover, negative macroeconomic conditions could adversely impact our ability to obtain financing in the future on terms acceptable to us, or at all. In addition, geopolitical instability (such as the ongoing conflict between Russia and Ukraine and the ongoing conflict in the Middle East involving Israel and Hamas) and related sanctions could continue to have significant ramifications on global financial markets, including volatility in the U.S. and global financial markets. These inflationary pressures and other negative macroeconomic conditions could impact our revenues and resulting margins and could have an adverse impact on results of operations and could cause the market value of our common shares to decline and adversely affect our financial condition, cash flows and results of operations.

Failure of banks or other financial institutions could adversely affect our cash, cash equivalents and investments and our business and financial condition may suffer as a result.

We maintain our cash at financial institutions, so if banks and financial institutions enter receivership or become insolvent in the future due to financial conditions affecting the banking system and financial markets, our ability to access our cash, cash equivalents and investments, including transferring funds, making payments or receiving funds, may be threatened and could have a material adverse effect on our business and financial condition.

If we fail to manage our growth effectively, our business, operating results and financial condition could be adversely affected.

We have experienced rapid growth in recent periods, and historical growth rates may not be sustainable or indicative of future growth. Furthermore, the expected continued growth and expansion of our business may place a significant strain on management, business operations, financial condition and infrastructure and corporate culture, and we may not successfully anticipate our business and personnel needs. For example, in January 2023, we took cost‑saving initiatives to better align our cost structure with the current demand environment. These cost-saving initiatives will continue throughout 2024. These initiatives are subject to known and unknown risks and uncertainties, including whether we have targeted the appropriate areas of the business and at the appropriate scale. In addition, these cost‑saving initiatives could take more time and be more costly than anticipated and could place substantial demands on management, which could lead to the diversion of management’s attention from other business priorities. Any reduction in workforce may yield unintended consequences and costs, such as attrition beyond the intended reduction in workforce, the distraction of employees and reduced employee morale, which could, in turn, adversely impact productivity, including through a loss of continuity, loss of accumulated knowledge or inefficiency during transitional periods. Any of these impacts could also adversely affect our reputation as an employer, make it more difficult for us to hire new employees in the future and increase the risk that we may not achieve the anticipated benefits.

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

Estimates of future EV adoption, the total addressable market for our products and services and market opportunity estimates and growth forecasts, whether obtained from third‑party sources or developed internally, are subject to significant uncertainty and are based on assumptions and estimates that may prove to be inaccurate. This is especially so during periods of macroeconomic volatility, among other factors outside our control. Management’s estimates and forecasts relating to the size and expected growth of the target market, market demand and EV adoption may also prove to be inaccurate. In particular, estimates regarding the current and projected market opportunity for public and residential charging or our market share related to that opportunity are difficult to predict. The estimated addressable market may not materialize in the timeframe of the projections, if ever, and, even if the markets meet the size estimates and growth estimates, our business could fail to grow at similar rates.

We currently face competition from a number of companies and expect to continue to face significant competition in our markets.

The EV charging market is relatively new, and we currently face competition from a number of EV charging companies and may face increasing competition from other competitors that may enter the space including but not limited to OEMs, utilities, tech companies, solar companies that branch into EV charging, and other new entrants. The principal competitive factors in the industry include consumer awareness and brand recognition of our residential charging products; technical features of chargers in respect of both hardware and software; relationships with localities and utilities; charger connectivity to EVs and ability to charge all standards; software‑enabled services offering and overall customer experience; brand, track record and reputation; access to component vendors and OEMs, service providers, installation professionals; and policy incentives and pricing.

We have varying levels of penetration in our markets and those markets are characterized by unique competitive dynamics. For example, the European EV charging market can be characterized as fragmented.

There are many small and local players, with only a limited number of parties having sufficient scale and funding to be competitive in the long term. Especially due to the strong government incentives currently in place, EV sales are expected to continue to increase in Europe. From a competitive perspective, the North American market has high barriers to entry due to strict certification and validation requirements. Therefore, this market differs from Europe as the market is less fragmented. Similar to the European market, the APAC market can be characterized as a highly fragmented market with less than a handful of players that have gained significant scale in the industry. From a technology and pricing perspective, EV charging solutions in APAC are cost‑competitive as they can be manufactured at a lower cost point. Our growth in each of our markets requires differentiating ourselves as compared to our competition. If we are unable to penetrate, or further penetrate, the market in each of the geographies in which we operate or intend to operate, our future revenue growth and profits may be impacted. In addition, there are competitors, in particular those with limited funding, experience or commitment to quality assurance, which could cause poor experiences, hampering overall EV adoption or trust in any particular provider. Further, our current or potential competitors may be acquired by third parties with different commercial objectives and imperatives and greater available resources.

Additionally, future changes in charging preferences; the development of inductive EV charging capabilities; battery chemistries, ultralong‑range batteries or energy storage technologies, industry standards or applications; driver behavior or battery EV efficiency may develop in ways that limit our future share gains in certain high promising markets or slow the growth of our addressable market. We may face competition from other EV charging technologies, such as battery swapping technology or wireless / inductive charging, or technologies which may be developed in the future. Competitors may be able to respond more quickly and effectively than us to new or changing opportunities, technologies, standards or customer requirements, and may be better equipped to initiate or withstand substantial price competition.

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

In addition, we conduct business in jurisdictions that have, or are considering adopting, supply chain regulations. Our adherence to any such regulations and efforts to mitigate risks associated with our supply chain is likely to increase our compliance costs. Additionally, our evaluation of suppliers' adherence to these regulations may be an extensive process and may not fully mitigate these risks. The thorough process of vetting vendors for their quality, reliability, and ethical standards also means that losing a key vendor or OEM could negatively impact our business and financial performance.

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

If we are unable to attract and retain key employees our ability to compete and successfully grow our business would be harmed.

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

To continue to execute our growth strategy, we also must attract and retain highly skilled personnel including, software engineers and other employees with the technical skills in design and engineering that will enable us to deliver quality EV charging products and energy management solutions. Competition is intense for qualified professionals. We may experience difficulty in hiring and retaining highly skilled personnel with appropriate qualifications. The pool of qualified personnel with experience working in our market is limited overall. In addition, many of the companies with which we compete for experienced personnel have greater resources.

Volatility in the price of shares may, therefore, negatively impact our ability to attract or retain highly skilled personnel. Further, the requirement to expense stock options and other equity‑based compensation may discourage us from granting the size or type of stock option or equity awards that job candidates require to join us. Failure to attract new personnel or failure to retain and motivate our current personnel, could harm our business.

Our customers are not under long‑term contract and our customer orders may fluctuate.

We do not have commitments greater than one year from any of our customers, and we may not be able to retain customers or attract new customers that provide us with revenue that is comparable to the revenue generated by any customers we may lose. The duration of the contracts we do have with our distribution partners is typically one year and such contracts may contain termination clauses and do not provide for minimum volumes or other commitments to purchase our chargers. Our distributor, reseller, and installer customers, which accounted for approximately 67% of our sales for the year ended December 31, 2023, place orders with on an ad hoc basis and direct sales made directly through our website or via Amazon accounted for approximately 8.2% of our sales for the year ended December 31, 2023. Because our customers do not have long‑term contracts, it may be difficult for us to accurately predict future revenue streams. We cannot provide assurance that current customers will continue to use our products or services or that we will be able to replace departing customers with new customers that provide us with comparable revenue. We also have in the past experienced customer concentration, with Iberdrola representing 6.0% of our revenues for the year ended December 31, 2021, 3.0% for the year ended December 31, 2022 and 4.9% for the year ended December 31, 2023. The loss of a key customer, including but not limited to Iberdrola, could have a material impact on our business.

We expect to expend resources to maintain consumer awareness of our brands, build brand loyalty and generate interest in our products. Failure to effectively expand our sales and marketing capabilities could harm our ability to increase or maintain our customer base and achieve broader market acceptance of our products.

Our ability to grow our customer base, achieve broader market acceptance, grow revenue, and achieve and sustain profitability will depend, to a significant extent, on our ability to effectively expand our sales and marketing operations and activities, which will require significant investment. We had €10.4 million, €23.9 million and €7.3 million in marketing expenses in each of the years ended December 31, 2023, 2022 and 2021, respectively, and we expect to expend more resources in the future in order to build consumer awareness of our brands. We rely on our business development, sales and marketing teams to obtain new customers and grow our retail business. We plan to continue to expand in these functional areas but we may not be able to recruit and hire a sufficient number of competent personnel with requisite skills, technical expertise and experience, which may adversely affect our ability to expand our sales capabilities. The hiring process can be costly and time‑consuming, and new employees may require significant training and time before they achieve full productivity. Recent hires and planned hires may not become as productive as quickly as anticipated, and we may be unable to hire or retain sufficient numbers of qualified individuals. Our ability to achieve significant revenue growth in the future will depend, in large part, on our success in recruiting, training, incentivizing and retaining a sufficient number of qualified personnel attaining desired productivity levels within a reasonable time. Our business will be harmed if investment in personnel related to business development and related company activities does not generate a significant increase in revenue.

We rely on third‑parties that we do not control for many aspects of our business, marketing and distribution channels, and our failure to manage and maintain relationships with such third‑parties, or any failure by such third‑parties to promote or maintain the brand and quality of our products, could harm our brand, reputation and adversely affect our business. Furthermore, we are dependent on third parties for installations, which are subject to risks associated with cost overruns and delays. Third parties may improperly install our products, which may result in additional costs to us and may adversely affect our brand, reputation and business.

We sell our EV charging solutions through various channels. We have built and maintain an ecosystem of partner channels including, installers, resellers and value‑ add distributors. We provide marketing materials, training and support to our partners to improve sales and enters into contracts with such parties governing certain aspects of their conduct; however, we do not ultimately control such parties. Our failure to manage and maintain relationships with such third‑parties, or any failure by such third‑parties to promote or maintain the brand and quality of our products, could harm our brand, reputation and adversely affect our business.

Additionally, outside of the installation services our subsidiary COIL provides in North America, we do not typically install our charging products or charging stations. We offer installation service through our certified installer network that are intended to ensure installation according to local governmental and industrial standards; however, these installation services are often offered through third parties that we do not control. The installation of charging products, particularly our charging stations, is generally subject to oversight and regulation in accordance with state and local laws and ordinances. Installations are subject to risks associated with cost overruns and delays. Third parties may improperly install our products, which may damage or break our products and give the end‑user the perception the product is faulty and may adversely affect our brand, reputation and business.

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

Computer malware, viruses, physical or electronic break‑ins and similar disruptions could lead to interruption and delays in our services and operations and loss, misuse or theft of data. Computer malware, viruses, ransomware, hacking, phishing attacks or denial of service, against online networks have become more prevalent and may occur on our systems. Any attempts by cyber attackers to disrupt our services or systems, if successful, could harm our business, introduce liability to data subjects, result in the misappropriation of funds, be expensive to remedy and damage our reputation or brand. Insurance may not be sufficient to cover significant expenses and losses related to cyber‑attacks. Even with the security measures we have implemented, our facilities and systems, and those of our third‑party service providers, could be vulnerable to security breaches, computer viruses, lost or misplaced data, programming errors, scams, burglary, human errors, acts of vandalism, or other events. Efforts to prevent cyber attackers from entering computer systems are expensive to implement, and we may not be able to cause the implementation or enforcement of such preventions with respect to our third‑party vendors. Though it is difficult to determine what, if any, harm may directly result from any specific interruption or attack, any failure to maintain performance, reliability, security and availability of systems and technical infrastructure may, in addition to other losses, harm our reputation, brand and ability to attract customers, even if such actions do not result in any actual security breach or loss of data.

There are several factors ranging from human error to data corruption that could materially impact the efficacy of any processes and procedures designed to enable us to recover from a disaster or catastrophe, including by lengthening the time services are partially or fully unavailable to customers and users. It may be difficult or impossible to perform some or all recovery steps and continue normal business operations due to the nature of a particular cyber‑attack, disaster or catastrophe or other disruption, especially during peak periods, which could cause additional reputational damages, or loss of revenues, any of which would adversely affect our business and financial results.

There can be no assurance that our cybersecurity risk management program and processes, including our policies, controls or procedures, will be fully implemented, complied with or effective in protecting our systems and information.

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

In addition, a portion of our software platform depends on our interest in and partnership with Electromaps, S.L. an electromobility and EV charging management platform (“Electromaps”). We are dependent on Electromaps for a portion of our revenues and to build consumer awareness of our brand and products. Widespread adoption of charging payment mobile platforms or other charging solutions as a competitor with, or an alternative to, Electromaps may negatively impact its business, operating results and financial condition. In order to execute on its business model, Electromaps will need to develop a network of operators of charging stations with integrated payment infrastructure and generate sufficient downloads of its mobile application to take advantage of network effects.

Disruption of operations, including as a result of natural disasters, at our manufacturing sites or those of third‑party suppliers could prevent us from filling customer orders on a timely basis and adversely affect our reputation and results of operations.

Events beyond our control could have an adverse effect on our business, financial condition, results of operations and cash flows. Disruption to our platform resulting from natural disasters, atmospheric changes and extreme weather events (whether as a result of climate change or otherwise), including fires, floods, droughts, storms, extreme temperatures, sea level rise and earthquakes, as well as other events such as political events, war, terrorism, pandemics such as the COVID-19 pandemic, or other events could impair our ability to continue to provide our products and services. Similarly, disruptions in the operations of our key third‑parties, such as data centers, servers or other technology providers, could have a material adverse effect on our business. If any of these events were to occur, our business, results of operations, or financial condition could be adversely affected.

Our business is significantly dependent on our ability to meet labor needs, and we may be subject to work stoppages at our facilities or at the facilities of our supply and manufacturing partners, which could negatively impact the profitability of our business.

The success of our business depends significantly on our ability to hire and retain quality employees, including at our manufacturing and distribution facilities, many of whom are skilled. We may be unable to meet our labor needs and control our costs due to external factors such as the availability of a sufficient number of qualified persons in the workforce of the markets in which we operate, unemployment levels, demand for certain labor expertise, prevailing wage rates, wage inflation, changing demographics, health and other insurance costs, adoption of new or revised employment and labor laws and regulations, and the impacts of man‑made or natural disasters, atmospheric changes and extreme weather events, including as a result of climate change, and health pandemics. Should we fail to increase our wages competitively in response to increasing wage rates, the quality of our workforce could decline. Any increase in the cost of labor could have an adverse effect on our operating costs, financial condition and results of operations. If we are unable to hire and retain skilled employees, our business could be materially adversely affected.

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

A product recall, withdrawal or seizure could result in destruction of product inventory and inventory write‑off, negative publicity, temporary facility closings for us or our contract manufacturers or OEMs, supply chain interruption, fines, substantial and unexpected expenditures, which would reduce operating profit and cash flow. In addition, a product recall, withdrawal or seizure may require significant management attention. Product recalls may materially and adversely affect consumer confidence in our brands, hurt the value of our brands and lead to decreased demand for our products and decline in price charged for our products. Product recalls, withdrawals or seizures also may lead to increased scrutiny by federal, state or international regulatory agencies of our operations and increased litigation and could have a material adverse effect on our business, results of operations, financial condition and cash flows.

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

Environmental and health and safety laws and regulations can be complex and may be subject to change, such as through new requirements enacted at the supranational, national, sub‑national, and/or local level or new or modified regulations that may be implemented under existing law. The nature and extent of any changes in these laws, rules, regulations and permits may be unpredictable and may have material effects on our business. Future legislation and regulations or changes in existing legislation and regulations, or interpretations thereof, including those relating to hardware manufacturing, electronic waste, or batteries, could cause additional expenditures, restrictions and delays in connection with our operations as well as other future projects, the extent of which cannot be predicted. For example, California may adopt more stringent regulation of EV charging and, in February 2023, the U.S. Department of Transportation and U.S. Department of Energy announced plans to include minimum standards and “Buy America” requirements for EV chargers funded by certain U.S. federal programs.

Further, we currently rely on third parties to ensure compliance with certain environmental laws, including those related to the disposal of hazardous and non‑hazardous wastes. We generally do not manufacture the components of our charging products. Rather, our employees and contractors engage in assembly of charging products at our facilities primarily using components manufactured by OEMs. Nonetheless, any failure to properly handle or dispose of wastes, regardless of whether such failure is our or our contractors, may result in liability under environmental laws in the United States, including, but not limited to, the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) and state analogs, under which liability may be imposed without regard to fault or degree of contribution for the investigation and clean‑up of contaminated sites, as well as impacts to human health and damages to natural resources. We may also generate or dispose of solid wastes, which may include hazardous wastes that are subject to the requirements of the Resource Conservation and Recovery Act (“RCRA”), and comparable state statutes. While RCRA regulates both solid and hazardous wastes, it imposes strict requirements on the generation, storage, treatment, transportation and disposal of hazardous wastes. Certain components of our chargers may be excluded from RCRA’s hazardous waste regulations, provided certain requirements are met. However, if these components do not meet all of the established requirements for the exclusion, or if the requirements for the exclusion change, we may be required to treat such products as hazardous waste, which are subject to more rigorous and costly disposal requirements. Any such changes in the laws and regulations, or our ability to qualify the materials it uses for exclusions under such laws and regulations, could adversely affect our operating expenses. Additionally, we may not be able to secure contracts with third parties to continue their key supply chain and disposal services for our business, which may result in increased costs for compliance with environmental laws and regulations.

We have a significant presence in international markets and plan to continue to expand our international operations, which exposes us to a number of risks that could affect our future growth.

Expansion in existing or new international markets requires additional management attention and resources in order to tailor our solutions to the unique aspects of each country. In addition, we face the following additional risks associated with our expansion into international locations:

•
challenges caused by distance, language and cultural differences;
•
longer payment cycles in some countries;
•
credit risk and higher levels of payment fraud;
•
compliance with applicable foreign laws and regulations, including laws and regulations with respect to privacy, consumer protection, spam and content, and the risk of penalties to our customers and individual members of management if our practices are deemed to be non-compliant;
•
compliance with changing energy, electrical, and power regulations;
•
compliance with new or changed climate, sustainability or other similar foreign regulations;
•
unique or different market dynamics or business practices;
•
currency exchange rate fluctuations;
•
foreign exchange controls;
•
political and economic instability;
•
export restrictions;
•
potentially adverse tax consequences; and

•
higher costs associated with doing business internationally.

These risks could harm our international expansion efforts, which could have a materially adverse effect on our business, financial condition or results of operations.

We are susceptible to risks associated with an increased focus by stakeholders and regulators on environmental and social matters, including climate change, which may adversely affect our business and results of operations.

Climate-related events, including the increasing frequency of extreme weather events and their impact on critical infrastructure in the United States and elsewhere, have the potential to disrupt our business and those of our third-party suppliers, and customers, and may cause us to experience higher attrition, losses and additional costs to maintain or resume operations or provide services.

There are also increasing regulatory expectations on certain environmental, social and governance-related matters, which will likely lead to increased costs as well as scrutiny that could heighten all of the risks identified in this risk factor. For example, in several jurisdictions, we are subject to sustainability-related regulation with respect to our operations and our supply chain, and this may increase our costs or negatively impact our sourcing options. Further, there is an increased focus, including by governmental and nongovernmental organizations, investors, customers, and other stakeholders, on certain environmental and social matters, including increased pressure to expand disclosures related to the physical and transition risks related to climate change or to establish sustainability goals, such as the reduction of greenhouse gas emissions, as well as on gender diversity, all of which could expose us to market, operational and execution costs or risks. Our inability to comply with these and other sustainability requirements in the future could adversely affect sales of and demand for our products and services.

On January 5 2023, Directive (EU) 2022/2464 (the “CSRD”) entered into force. The CSRD provides extensive sustainability reporting obligations and will apply to the Company as of financial year 2025. In addition, the European legislator is currently considering a proposal for a corporate sustainability due diligence directive, which, if passed, would introduce, inter alia, additional environmental and human rights due diligence requirements in respect of our business operations and value chain.

Certain of our existing environmental and sustainability initiatives may be costly and may not have the desired effect, and many of our environmental and sustainability-related actions, statements and commitments are based on expectations, assumptions, or third-party information that we currently believe to be reasonable but which may subsequently be determined to be erroneous or not in keeping with best practice. We may also be unable to complete certain initiatives or targets, either on timelines/costs initially anticipated or at all. If we fail to, or are perceived to fail to, comply with or advance certain environmental and sustainability initiatives (including the manner in which we complete such initiatives), we may be subject to various adverse impacts, including reputational damage and potential stakeholder engagement and/or litigation, even if such initiatives are currently voluntary. Additionally, certain of our customers, business partners, and suppliers may be subject to the issues and expectations identified in this risk factor, which may augment or create additional risks, including risks that may not be known to us.

We have acquired businesses and may acquire other businesses and/or companies, which could require significant management attention, disrupt our business, dilute shareholder value, and adversely affect our results of operations.

As part of our business strategy, we have made and may make future investments in or acquisitions of complementary companies, products or technologies. These activities involve significant risks to our business. We may not be able to find suitable acquisition candidates, and we may not be able to complete such acquisitions on favorable terms, if at all. If we do complete acquisitions, they may not ultimately strengthen our competitive position. Any acquisitions we complete could be viewed negatively by our partners and clients, which could have an adverse impact on our business. In addition, if we are unsuccessful at integrating employees or technologies acquired, our financial condition and results of operations, including revenue growth, could be adversely affected. Any acquisition and subsequent integration will require significant time and resources. We may not be able to successfully evaluate and use the acquired technology or employees, or otherwise manage the acquisition and integration processes successfully. As such, we cannot assure you that our investments in acquired businesses will be successful or that such endeavors will result in the realization of the synergies, cost savings and innovation that may be possible within a reasonable period of time, if at all. We will be required to pay cash, incur debt and/or issue equity securities to pay for any such acquisition, each of which could adversely affect our financial condition or result in dilution to shareholders of the Shares. Our use of cash to pay for acquisitions would limit other potential uses of our cash, including investments in sales and marketing and product development organizations, and in infrastructure to support scalability. The issuance or sale of equity or convertible debt securities to finance any such acquisitions would result in dilution to shareholders. If we incur debt, it would result in increased fixed obligations and could also impose covenants or other restrictions that could impede our ability to manage our operations.

Our indebtedness could adversely restrict our ability to operate, affect our financial condition, prevent us from complying with requirements under our debt instruments and prevent us from paying cash distributions to our shareholders.

We have outstanding long‑term indebtedness and the ability to incur more debt. As of December 31, 2023, our total non‑current loans and borrowings was €80.9 million, including €8.8 million outstanding under our loan agreement with Banco Santander, S.A. from April 2021 (as described below) to be paid in more than twelve months, €18.1 million outstanding under the BBVA Facility Agreement (as defined below) for a term loan commitment, €15.4 million under the loan agreement with Banco Santander, S.A. from December 2022 (as described below) and €35 million under the October 2023 Facility Agreements (as defined below). Some of these loan agreements require that we comply with various affirmative and negative covenants. Refer to Item 5, “Operating and Financial Review and Prospects—Recent Transactions.”

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
•
the impact of health pandemics on our workforce, or those of our customers, suppliers, vendors or business partners;
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

Fluctuations in operating results and cash flow could, among other things, give rise to short‑term liquidity issues. In addition, revenue, and other operating results may fall short of the expectations of investors and financial analysts, which could have an adverse effect on the price of Class A Shares.

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

We have incurred and are likely to continue incurring significant tax losses, the use of which may be limited under Spanish and other tax laws, and may be further limited in the future in case of changes in the applicable tax laws or their interpretation by the competent tax authorities. Similarly, we expect to obtain future tax savings from tax credits generated in Spain and in other jurisdictions in which we operate, and such tax losses and credits may eventually be rendered unavailable should a change in tax laws (or in their interpretation) take place. In particular, we are entitled to a significant amount of tax credits with respect to R&D costs under Spanish tax laws. We expect to be able to use such R&D tax credits in future fiscal years to reduce our cash tax liabilities. If the Spanish tax laws and regulations with respect to such R&D credits change in a manner that is detrimental to our position (e.g. by limiting the amount of tax credits that may be applied in a given fiscal year, by amending the criteria currently used to assess the amount of tax credits that may be claimed, or even by derogating the current tax regime), our overall tax expenses may increase. Any increase in our tax expenses due to a forfeiture, limitation or non‑availability of tax losses and credits could have a material and adverse effect on our financial condition and results of operations.

We may also be subject to reviews or audits by tax authorities in the various jurisdictions in which we operate, and although we believe our tax estimates are reasonable, if the applicable taxing authorities disagree with the positions taken on our tax returns or if they deem us not be otherwise compliant with all applicable tax laws and regulations, tax authorities may carry out enforcement actions against us. Enforcement actions may be administrative, civil or criminal in nature, and could result in litigation, payments of additional taxes, penalties, interest or other sanctions. Any such non‑compliance with applicable tax laws and regulations and their consequences to us may impact our operations, or even our ability to operate in such jurisdictions, and may adversely affect our business, prospects, financial condition and results of operations.

We are subject to the FCPA and other anti‑corruption laws, as well as export control laws, import and customs laws, trade and economic sanctions laws and other laws governing our international operations.

We are subject to the FCPA and other anti‑bribery laws in countries where we conduct activities, including the U.K. Bribery Act 2010 (“Bribery Act”). These laws generally prohibit companies their employees, and third‑party intermediaries acting on their behalf from promising, authorizing, offering, or providing, directly or indirectly, improper payments of anything of value to government officials, political parties, and private‑sector recipients for the purpose of obtaining or retaining business, directing business to any person, or securing any improper advantage. In addition, the FCPA requires U.S. issuers to maintain books and records that accurately and fairly represent their transactions and to implement a system of internal accounting controls. Other anti‑corruption laws, including the Bribery Act, prohibit commercial bribery of private parties as well as the acceptance of bribes. We operate a global business and may have direct or indirect interactions with officials and employees of government agencies or state‑owned or government controlled entities, including in jurisdictions that pose a heightened risk of anti‑corruption violations, and we may participate in relationships with third parties whose conduct could potentially subject us to liability under the FCPA other anti‑corruption laws, even if we do not explicitly authorize or have actual knowledge of such activities.

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

We have policies and procedures designed to promote compliance with anti‑bribery and Trade Control Laws. However, we cannot provide assurance that our internal controls and compliance systems will always protect us from liability for acts committed by employees, agents or business partners. If we are not in compliance these laws, we may be subject to criminal and civil fines and penalties, disgorgement, injunctions, debarment from debarment from government contracts, collateral litigation, as well as other sanctions and remedial measures. These consequences could have an adverse impact on our business, financial condition, results of operations and liquidity. Likewise, any investigation of potential violations of these laws could also have an adverse impact on our reputation, our business, results of operations and financial condition. In addition, responding to any enforcement action may result in a significant diversion of management’s attention and resources and significant defense costs and other professional fees.

The ongoing military action between Russia and Ukraine has in the past and could in the future adversely affect our business, financial condition and results of operations.

On February 24, 2022, Russian military forces launched a military action in Ukraine. Prior to this time, for the year ended December 31, 2021, we had aggregate net sales of €58.9 thousand in Ukraine and Russia. As a result of the conflict, beginning in February 2022, we stopped marketing our products in Russia, and do not intend to pursue new opportunities with customers in that country. Although the length, impact and outcome of the ongoing military conflict is still unpredictable, this conflict could lead to significant market and other disruptions, including significant volatility in commodity prices and supply of energy resources, instability in financial markets, supply chain interruptions, political and social instability, changes in consumer or purchaser preferences as well as increase in cyberattacks and espionage.

Additionally, as result of the conflict in Ukraine, governmental authorities in the United States, the European Union and the United Kingdom, among others, launched an expansion of coordinated sanctions and export control measures in the region. Such sanctions and other measures, as well as the existing and potential further responses from Russia or other countries to such sanctions, tensions and military actions, could adversely affect the global economy and financial markets and could adversely affect our business, financial condition and results of operations. Our operations could be particularly vulnerable to potential interruptions in the supply of certain critical materials, such as nickel, palladium, semiconductors, and wire harnesses, which are used in assembly of automobiles and/or the assembly of our chargers. Any interruption to the delivery or the availability of these materials could significantly impact our ability to conduct our operations.

We are actively monitoring the situation in Ukraine and assessing its impact on our business, including our business partners and customers. To date we have not experienced any material interruptions in our infrastructure, supplies, technology systems or networks needed to support our operations. We have no way to predict the progress or outcome of the conflict, as the conflict, and any resulting government reactions, are developing and beyond our control. The extent and duration of the military action, sanctions and resulting market disruptions could be significant and could potentially have substantial impact on the global economy and our business for an unknown period of time. Any of the abovementioned factors could affect our business, financial condition and results of operations.

Increases in component costs, shipping costs, long lead times, supply shortages, and supply changes has disrupted and could in the future disrupt our supply chain and factors such as wage rate increases, inflation and interest rate increases can have a material adverse effect on our business, results of operations, financial condition and prospects.

Meeting customer demand partially depends on our ability to obtain timely and adequate delivery of components for our products. We are subject to the risk of shortages and long lead times in the supply of these components and the risk that our suppliers discontinue or modify components used in our products. In addition, the lead times associated with certain components are lengthy and preclude rapid changes in design, quantities, and delivery schedules. Our ability to meet demand has been, and may in the future be, impacted by our reliance on the availability of components from these suppliers. We may experience component shortages, and the predictability of the availability of these components may be limited, which may be heightened during periods of health pandemics or geopolitical conflict. In the event of a component shortage or supply interruption from suppliers of these components, we may not be able to develop alternate sources in a timely manner. Developing alternate sources of supply for these components may be time‑consuming, difficult, and costly and we may not be able to source these components on terms that are acceptable to us, or at all, which may undermine our ability to fill our orders in a timely manner. Any interruption or delay in the supply of any of these parts or components, or the inability to obtain these parts or components from alternate sources at acceptable prices and within a reasonable amount of time, would harm our ability to timely ship our products to our customers. Moreover, volatile economic conditions may make it more likely that our suppliers and logistics providers may be unable to timely deliver supplies, or at all, and there is no guarantee that we will be able to timely locate alternative suppliers of comparable quality at an acceptable price. In addition, international supply chains may be impacted by events outside of our control and limit our ability to procure timely delivery of supplies or finished goods and services. We have seen, and may continue to see, increased congestion at ports that we rely on for our business. In many cases, we have had to secure alternative transportation, or use alternative routes, at increased costs to run our supply chain.

The global economy is currently undergoing a period of high inflationary pressures, which may continue for the foreseeable future. The hostilities in Ukraine or the Middle East may accelerate these inflationary pressures and have resulted in substantial increases in fuel costs worldwide. The extent and duration of such increases cannot be predicted at this time. We have in the past been affected and may continue be adversely impacted by such inflation, which has resulted in increased costs of our supplies, materials and labor. In addition, inflation is often accompanied by higher interest rates, which may reduce the consumer or commercial demand for our products, increase the borrowing cost of EVs for consumers, or increase our financing costs. In an inflationary environment, depending on other economic conditions, we may be unable to raise prices enough to keep up with the rate of inflation, which would reduce our profit margin. Increases in the prices of components could negatively affect our margins. Changes in prices are dependent on a number of factors beyond our control, including macroeconomic factors that may affect commodity prices; changes in supply and demand; general economic conditions; significant political events; labor costs; competition; import duties, tariffs, anti‑dumping duties and other similar costs; currency exchange rates and government regulation; and events such as natural disasters and widespread outbreaks of infectious diseases and health pandemics. If we are unable to increase our prices or experience a delay in our ability to increase our prices or to recover such increases in our costs, our business, financial condition and results of operations could be harmed.

Risks Related to Our Technology, Intellectual Property and Infrastructure

We may need to defend against intellectual property infringement or misappropriation claims, which may be time‑consuming and expensive, and our business could be adversely affected.

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

Our success depends, at least in part, on our ability to protect our core technology and intellectual property. To accomplish this, we rely on, and plan to continue relying on, a combination of trade secrets (including know‑how), employee and third‑party nondisclosure agreements, copyright, trademarks, intellectual property licenses and other contractual rights to retain ownership of, and protect, our technology. As of December 31, 2023, we have one (1) granted design patent in the U.S.A. and we have filed two (2) international patents which are currently in national phase before the relevant authorities. Failure to adequately protect our technology and intellectual property could result in competitors offering similar products, potentially resulting in the loss of some of our competitive advantage and a decrease in revenue which would adversely affect our business, prospects, financial condition and operating results.

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
•
know‑how and other proprietary information we purport to hold as a trade secret may not qualify as a trade secret under applicable laws; and
•
proprietary designs and technology embodied in our products may be discoverable by third parties through means that do not constitute violations of applicable laws.

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

Any issued patent which may result from the pending patent application may come to be considered “standards essential.” If this is the case, we may be required to license certain technology on “fair, reasonable and non‑discriminatory” terms, decreasing revenue. Further, competitors, vendors, or customers may, in certain instances, be free to create variations or derivative works of our technology and intellectual property, and those derivative works may become directly competitive with our offerings. Finally, we may not be able to leverage, or obtain ownership of, all technology and intellectual property developed by our vendors in connection with design and manufacture of our products, thereby jeopardizing our ability to obtain a competitive advantage over our competitors.

The EV industry is evolving as are the standards governing EV charging and the current lack of industry standards could result in future incompatibilities and issues that could require significant resources and or time to remedy.

The EV industry is evolving as are the standards governing EV charging which have not had the benefit of time‑tested use cases. These immature industry standards could result in future incompatibilities and issues that could require significant resources and or time to remedy. Utilities and other large market participants also mandate their own adoption of specifications that have not become widely adopted in the industry, which may hinder innovation or slow new product or new feature introduction.

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

We may be subject to claims that chargers have malfunctioned and persons were injured or purported to be injured due to latent defects. Any insurance that we carry may not be sufficient or it may not apply to all situations. Similarly, to the extent that such malfunctions are related to components obtained from third‑party vendors, such vendors may not assume responsibility for such malfunctions. Any of these events could adversely affect our brand, reputation, operating results or financial condition.

Our software platform is complex and includes a number of licensed third‑party commercial and open‑source software libraries. Our software may contain latent defects or errors that may be difficult to detect and remediate. We are continuing to evolve the features and functionality of our platform through updates and enhancements, and as we do, we may introduce additional defects or errors that may not be detected until after deployment to customers. In addition, if our products and services, including any updates or patches, are not implemented or used correctly or as intended, inadequate performance and disruptions in service may result.

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

Interruptions, delays in service, communications outages or inability to increase capacity at third‑party data center facilities could impair the use or functionality of our subscription services, harm our business and subject us to liability.

We currently serve customers from third‑party data center facilities operated by Amazon Web Services as well as others. Our services are housed in third‑party data. Any outage or failure of such data centers could negatively affect our product connectivity and performance. Our primary environments are operated by Amazon, and any interruptions of these primary and backup data centers could negatively affect our product connectivity and performance. Any incident affecting a data center facility’s infrastructure or operations, whether caused by natural disasters or extreme weather events (whether as a result of climate change or otherwise), such as fires, floods, droughts, storms, extreme temperatures, sea level rise, earthquakes, power loss, telecommunications failures, breach of security protocols, computer viruses and disabling devices, failure of access control mechanisms, natural disasters, war, criminal act, military actions, terrorist attacks and other similar events could negatively affect the use, functionality or availability of our services. Climate change may increase the likelihood of these risks and the severity of their impact by resulting in certain natural disasters occurring more frequently or with greater intensity, which could disrupt our operations, or the operations of our third parties or suppliers.

Any damage to, or failure of, our systems, or those of our third‑party providers or suppliers, could interrupt our operations or hinder the use or functionality of our services. Impairment of or interruptions in our services may reduce revenue, subject us to claims and litigation, cause customers to terminate their subscriptions, and adversely affect renewal rates and our ability to attract new customers. Our business will also be harmed if customers and potential customers believe our products and services are unreliable.

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

Our future growth depends on penetrating new markets, adapting existing products to new applications and customer requirements, and introducing new products that achieve market acceptance. We plan to incur significant research and development costs in the future as part of our efforts to design, develop, manufacture and introduce new products and enhance existing products. Further, our research and development program may not produce successful results, and our new products may not achieve market acceptance, create additional revenue or become profitable.

We may be unable to leverage customer data in all geographic locations, and this limitation may impact research and development operations.

We rely on data collected through our mobile application. We use this data in connection with, among other things, determining the placement for our charging stations. Our inability to obtain necessary rights to use this data or freely transfer this data could result in delays or otherwise negatively impact our research and development and expansion efforts and limit our ability to derive revenues from value‑add customer products and services.

We are subject to governmental regulation and other legal obligations related to privacy, data protection and information security and may be subject to governmental enforcement actions, litigation, fines and penalties or adverse publicity if we are unable to comply with such obligations.

We collect, process, store, and use a wide variety of data from current and prospective customers and other individuals, including personal information. Federal, state, local and foreign governments and agencies in the jurisdictions in which we operate, and in which customers operate, have adopted, are considering adopting, or may adopt laws and regulations regarding the collection, use, storage, processing, and disclosure of information regarding consumers and other individuals, which could impact our ability to offer services in certain jurisdictions. Laws and regulations relating to the collection, use, disclosure, security, and other processing of individuals’ information can vary significantly from jurisdiction to jurisdiction. The costs of compliance with, and other burdens imposed by, laws, regulations, standards, and other obligations relating to privacy, data protection, and information security are significant. In addition, some companies, particularly larger enterprises, often will not contract with vendors that do not meet these rigorous standards and may impose onerous data-related obligations on vendors. Accordingly, the failure, or perceived inability, to comply with these laws, regulations, standards, and other obligations may limit the use and adoption of our products and services, reduce overall demand, lead to regulatory investigations, litigation, and significant fines, penalties, or liabilities for actual or alleged noncompliance, or slow the pace at which we close sales transactions, any of which could harm our business. Moreover, if we or any of our employees or contractors fail or are believed to fail to adhere to appropriate practices regarding customers’ data, it may damage our reputation and brand.

Additionally, existing laws, regulations, standards, and other obligations may be interpreted in new and differing manners in the future, and may be inconsistent among jurisdictions. Future laws, regulations, standards, and other obligations, and changes in the interpretation of existing laws, regulations, standards, and other obligations could result in increased regulation, increased costs of compliance and penalties for non‑compliance, and limitations on data collection, use, disclosure, and transfer for us and our customers. Further, California adopted the

California Consumer Privacy Act (“CCPA”) and the California State Attorney General has begun enforcement actions. Further, on November 3, 2020, California voters approved the California Privacy Rights Act (“CPRA”). The costs of compliance with, and other burdens imposed by, laws and regulations relating to privacy, data protection, and information security that are applicable to the businesses of customers may adversely affect ability and willingness to process, handle, store, use, and transmit certain types of information, such as demographic and other personal information.

In addition to government activity, privacy advocacy groups, the technology industry, and other industries have established or may establish various new, additional, or different self‑regulatory standards that may place additional burdens on technology companies. Customers may expect that we meet voluntary certifications or adhere to other standards established by them or third parties. If we are unable to maintain these certifications or meet these standards, it could reduce demand for our solutions and adversely affect our business.

Personal data information is increasingly subject to legislation and regulations in numerous non‑U.S. jurisdictions around the world. We operate in the European Union, where the General Data Protection Regulation 2016/679 (“GDPR”), imposes strict requirements on controllers and processors of personal data, including, for example, higher standards for obtaining consent from individuals to process their personal data, more robust disclosures to individuals, a strong individual rights regime, shortened timelines for data breach notifications and restrictions on the transfer of personal data outside of the European Economic Area.

Following its departure from the European Union, the United Kingdom has adopted a separate regime based on the GDPR ("UK GDPR") that imposes similarly onerous requirements. Companies that violate the EU or UK regime can face regulatory investigations, private litigation, prohibitions on data processing, and fines of up to the greater of 4% of their worldwide annual revenue or 20 million Euros (for the EU) or £17.5 million (for the U.K.). Other EU and UK data protection laws and evolving regulatory guidance restrict the ability of companies to market electronically, including through the use of cookies and similar technologies, and companies are increasingly subject to strict enforcement action including fines for non‑compliance. As a result, operating our business or offering our services in European or other countries with onerous data protection laws would subject us to substantial compliance costs, potential liability (including class actions) and reputational damage, and may require changes to the ways we collect and use consumer information.

A number of data protection laws (including the GDPR, the UK GDPR and the CCPA) have introduced mandatory breach reporting to regulators and, under certain circumstances, to the individuals whose personal data was compromised in the breach.

Many other jurisdictions are considering or are about to adopt data protection regulations, which are sometimes inconsistent or conflicting. While we strive to monitor and comply with this complex and ever‑ changing patchwork of laws, a failure or perceived or alleged failure to comply with applicable data privacy requirements in one of the jurisdictions could result in litigation and proceedings against us by governmental entities, customers, or others, fines and civil or criminal penalties, limited ability or inability to operate our business, offer services, or market our business in certain jurisdictions, negative publicity and harm to our brand and reputation, and reduced overall demand for our products and services. Such occurrences could adversely affect our business, financial condition, and results of operations. Our general liability insurance may not cover all potential claims to which we are exposed and may not be adequate to indemnify us for the full extent of our potential liabilities. In addition, we could be adversely affected if data privacy regulations are expanded (through new regulation or through legal rulings) to require major changes in our business practices.

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

Members of our management team have limited experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws, rules and regulations that govern public companies. As a public company, we are subject to significant obligations relating to reporting, procedures and internal controls, and our management team may not successfully or efficiently manage such obligations. These obligations and scrutiny will require significant attention from our management and could divert their attention away from the day‑to‑day management of our business, which could adversely affect our business, financial condition and results of operations.

We will continue to incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes‑Oxley Act, the Dodd‑Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the NYSE and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel continue to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations continue to increase our legal and financial compliance costs and make some activities more time‑consuming and costly.

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

We are required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes‑Oxley Act, which require management to certify financial and other information in our annual reports and provide an annual management report on the effectiveness of control over financial reporting. As a result, we are required to disclose material changes in internal control over financial reporting on an annual basis. To achieve compliance with Section 404, we are engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting.

There is a risk that our internal control over financial reporting may not be effective as required by Section 404. We have identified material weaknesses in the past and, if we identify one or more material weaknesses in the future, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. As a result, the market price of our shares could be negatively affected, and we could become subject to litigation including shareholder suits or investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

We identified material weaknesses in connection with our internal control over financial reporting. Our efforts to remediate these material weaknesses may not be successful in a timely manner, or at all, and we may identify other material weaknesses.

As previously reported, in connection with the audits of our consolidated financial statements for each of the years ended December 31, 2021 and 2022, our management and independent registered public accounting firm identified material weaknesses in our internal control over financial reporting. The material weaknesses related to: (i) lack of sufficient personnel in the finance team with an appropriate level of knowledge and experience in the application of International Financial Reporting Standards (IFRS) in relation to complex accounting transactions, such as accounting for business combinations, warrants and also in the application of other IFRS matters such as goodwill impairment testing, (ii) IT general controls have not been sufficiently designed or were not operating effectively, including controls over the completeness and accuracy of reports used in controls, and (iii) accounting policies and practices are not designed appropriately to establish an effective structure of internal controls. Thus, policies and procedures specifically with respect to the review, supervision and monitoring of the accounting and reporting functions were not operating effectively and/or documented accordingly. To address these material weaknesses, we have made and continue to make a number of changes to our program and controls as set forth in Item 15, “Controls and Procedures.”

Further, our independent registered public accounting firm has not been engaged to express, nor have they expressed, an opinion on the effectiveness of our internal control over financial reporting. We are currently in the process of remediating these material weaknesses and we are taking steps that we believe will address their underlying causes, however, we cannot predict the ultimate timing or success of our remediation plan. We have also enlisted the help of external advisors to provide assistance in the areas of internal controls and IFRS accounting in the short term, and are evaluating the longer‑term resource needs of our accounting staff, including IFRS expertise. These remediation measures may be time‑consuming and costly, and might place significant demands on our financial, accounting and operational resources.

These actions and planned actions are subject to ongoing management evaluation and will require validation and testing of the design and operating effectiveness of internal controls over a sustained period of financial reporting cycles before we are able to determine that the controls are operating effectively and the material weaknesses have been remediated. In addition, there is no assurance that we will be successful on implementing all measures and internal controls in a timely manner.

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

Our failure to timely and effectively implement controls and procedures required by Section 404(a) of the Sarbanes‑Oxley Act could have a material adverse effect on our business.

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
•
our involvement in litigation;
•
our sale of Class A Shares or other securities in the future;
•
market conditions in our industry;
•
changes in key personnel;
•
the trading volume of our Class A Shares;
•
changes in the estimation of the future size and growth rate of our markets; and
•
general economic, industry and market conditions, including, for example, the effects of recession or slow economic growth in the U.S. and abroad, interest rates, fuel prices, international currency fluctuations, corruption, political instability, acts of war, including the Russia/Ukraine conflict and the ongoing COVID‑19 pandemic or other public health crises.

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

An active trading market may not be sustained for Class A Shares. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair our ability to raise capital by selling Class A Shares and may impair our ability to acquire other companies by using our shares as consideration.

The market price of Class A Shares could be negatively affected by future sales of Shares.

From time to time, we may look to fund our operations or enter into strategic transactions or acquisitions that provide for consideration in the form of our Class A Shares. To the extent that we issue Class A Shares or instruments that settle in Class A Shares, your ownership interest could be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a shareholder. Further, sales by us or our shareholders of a substantial number of Shares or the perception that these sales might occur, could cause the market price of Class A Shares to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities.

For example, in April 2023, we entered into the Equity Distribution Agreement (as defined below), pursuant to which we established an at-the-market program allowing certain banks, acting as our sales agents, to sell, from time to time, up to an aggregate of $100.0 million Class A Shares in sales made by any method permitted that is deemed an “at the market offering” as defined in Rule 415(a)(4) under the Securities Act, or, in negotiated transactions or block transactions. Additionally, during 2023, we consummated multiple private placement transactions and issued an aggregate of 29,193,089 Class A Shares. Refer to Item 5, “Operating and Financial Review and Prospects—B.Liquidity and Capital Resources—Sources of Liquidity.”

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

Class B Shares have ten (10) votes per share, while Class A Shares have one (1) vote per share. our co‑founders, Enric Asunción Escorsa and Eduard Castañeda, own all of the Class B Shares and collectively control approximately 55% of the voting power of our capital stock. Even though our co‑founders are not party to any agreement that requires them to vote together, they may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentrated control may have the effect of delaying, preventing or deterring a change in control of our Company, could deprive our shareholders of an opportunity to receive a premium for their capital stock as part of a sale of our Company, and might ultimately affect the market price of shares of Class A Shares.

We cannot predict whether our dual class structure will result in a lower or more volatile market price of Class A Shares or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple‑class share structures in certain of their indexes. S&P Dow Jones and FTSE Russell have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, pursuant to which companies with multiple classes of shares of common stock are excluded. In addition, several stockholder advisory firms have announced their opposition to the use of multiple class structures. As a result, our dual class structure may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices or any actions or publications by stockholder advisory firms critical of our corporate governance practices or capital structure could adversely affect the value and trading market of Class A Shares.

We are a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (2) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (3) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10‑Q containing unaudited financial and other specified information. In addition, foreign private issuers are not required to file their annual report on Form 20‑F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10‑K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10‑K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which is intended to prevent issuers from making selective disclosures of material information. As a result of all of the above, you may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

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

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2024. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms including financial statements prepared in accordance with generally accepted accounting principles in the United States of America, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors, and principal shareholders will become subject to the short‑swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the NYSE. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

We are an “emerging growth company” and you cannot be certain whether the reduced disclosure requirements applicable to emerging growth companies will make Class A Shares less attractive to investors.

We are an emerging growth company (“EGC”) as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not EGCs, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes‑Oxley Act reduced disclosure obligations regarding executive compensation in periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Investors may find the common stock less attractive because we will continue to rely on these exemptions. If some investors find the common stock less attractive as a result, there may be a less active trading market for the Class A Shares, and the stock price may be more volatile.

An EGC may elect to delay the adoption of new or revised accounting standards. With us making this election, Section 102(b)(2) of the JOBS Act allows us to delay adoption of new or revised accounting standards until those standards apply to non‑public business entities. As a result, the financial statements contained herein and those that we will file in the future may not be comparable to companies that comply with public business entities revised accounting standards effective dates.

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

We are a public limited liability company incorporated under Dutch law. Our corporate affairs are governed by our articles of association, internal rules and policies and by the laws governing companies incorporated in the Netherlands. The rights of shareholders may be different from the rights and obligations of shareholders in companies governed by the laws of U.S. jurisdictions. The role of the management board in a Dutch company is also materially different, and cannot be compared to, the role of a board of directors in a corporation incorporated in the United States. In the performance of their duties, our management board is required by Dutch law to consider the interests of our company and the sustainable success of our business, with an aim to creating long‑term value, taking into account the interests of our shareholders, employees and other stakeholders, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a shareholder.

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

Further thereto, in May 2021, a bill came into force that introduces a statutory cooling‑off period of up to 250 days during which the General Meeting would not be able to dismiss, suspend or appoint members of the Board (or amend the provisions in the Articles of Association governing these matters) unless these matters were proposed by the Board. This cooling‑off period could be invoked by the Board in the event:

(a)
shareholders, using either their shareholder proposal right or their right to request a General Meeting, propose an agenda item for the General Meeting to dismiss, suspend or appoint a Director (or to amend any provision in the Articles of Association dealing with those matters); or
(b)
a public offer for has been announced or made without agreement having been reached with on such offer, provided, in each case, that in the opinion of the Board such proposal or offer materially conflicts with the interests of and its business.

The cooling‑off period, if invoked, ends upon the earliest of the following events:

(a)
the expiration of 250 days from:
(i)
in case of shareholders using their shareholder proposal right, the day after the deadline for making such proposal for the next General Meeting has expired;
(ii)
in case of Shareholders using their right to request a General Meeting, the day when they obtain court authorization to do so; or
(iii)
in case of a public offer as described above being made without agreement having been reached with on such offer, the first following day;
(b)
the day after a public offer without agreement having been reached with us on such offer, having been declared unconditional; or
(c)
the Board deciding to end the cooling‑off period earlier.

In addition, one or more shareholders that may (jointly) exercise the shareholder proposal right at the time that the cooling‑off period is invoked, may request the Enterprise Chamber (Ondernemingskamer) of the Amsterdam Court of Appeals (Gerechtshof Amsterdam) for early termination of the cooling‑off period. The Enterprise Chamber must rule in favor of the request if the shareholders can demonstrate that:

(a)
the Board, in light of the circumstances at hand when the cooling‑off period was invoked, could not reasonably have come to the conclusion that the relevant shareholder proposal or hostile offer constituted a material conflict with the interests of and its business;

(b)
the Board cannot reasonably believe that a continuation of the cooling‑off period would contribute to careful policy‑making;
(c)
if other defensive measures, having the same purpose, nature and scope as the cooling‑off period, have been activated during the cooling‑off period and are not terminated or suspended at the relevant shareholders’ written request within a reasonable period following the request (i.e., no ‘stacking’ of defensive measures).

During the cooling‑off period, if invoked, the Board must gather all relevant information necessary for a careful decision‑making process. In this context, the Board must at least consult with shareholders representing at least 3% of our issued share capital at the time the cooling‑off period was invoked and with our works council, if applicable. Formal statements expressed by these stakeholders during such consultations must be published on our website to the extent these stakeholders have approved that publication.

Ultimately one week following the last day of the cooling‑off period, the Board must publish a report in respect of its policy and conduct of affairs during the cooling‑off period on our website. This report must also remain available for inspection by our shareholders and others with meeting rights under Dutch law at our office and must be tabled for discussion at the next General Meeting.

Finally, in this respect, certain provisions of the Articles of Association may also make it more difficult for a third‑party to acquire control of our Company or effect a change in the composition of the Board, including that suspension or dismissal of directors other than at the proposal of the Board will require a two‑thirds majority of the votes cast, representing more than one half of our issued capital.

Shareholders may not be able to participate in future issues of Shares.

Under Dutch law, the General Meeting is authorized to issue Shares or to grant rights to subscribe for Shares and to restrict and/or exclude statutory pre‑emptive rights in relation to the issuance of Shares or the granting of rights to subscribe for Shares. The General Meeting may designate the Board competent to issue Shares (or grant rights to subscribe for Shares) and to determine the issue price and other conditions of the issue for a specified period not exceeding five years (which period can be extended from time to time for further periods not exceeding five years) and, for a period of 5 years commencing on the date of completion of the Business Combination, the Board has been irrevocably authorized to issue Shares (and to grant rights to subscribe for Shares).

Further thereto, each shareholder has a pre‑emptive right in proportion to the aggregate amount of its Shares upon the issuance of Shares (or the granting of rights to subscribe for Shares). This pre‑emptive right does not apply to: (i) Shares issued to our employees or a subsidiary of ours as referred to in Section 2:24b Dutch Civil Code, (ii) Shares that are issued against payment other than in cash; and (iii) Shares issued to a person exercising a previously granted right to subscribe for Shares.

The pre‑emptive rights in respect of newly issued Shares or the granting of rights to subscribe for Shares may be restricted or excluded by a resolution of the General Meeting. Pre‑emptive rights may also be limited or excluded by a resolution of the Board if the Board has been designated thereto by the General Meeting for a specific period and with due observance of applicable statutory provisions, and the Board has also been designated to issue Shares. A resolution of the General Meeting to limit or exclude pre‑emptive rights or a resolution to designate the Board thereto, can only be adopted at the proposal of the Board, and requires a majority of at least two‑thirds of the votes cast, if less than half of our issued share capital is present or represented at the General Meeting. Unless otherwise stipulated at its grant the designation may not be withdrawn.

If the resolution of the General Meeting to issue Shares or to designate the authority to issue Shares to the Board is detrimental to the rights of holders of a specific class of Shares, the validity of such resolution of the General Meeting requires a prior or simultaneous approval by the group of holders of such class of Shares.

For a period of 5 years commencing on the date of completion of the Business Combination, the Board has been irrevocably authorized to limit or exclude pre‑emptive rights in respect of Shares.

We are not obligated to and may not comply (but will then explain such non‑compliance) with all the best practice provisions of the Dutch Corporate Governance Code. This may affect your rights as a shareholder.

We will be subject to the DCGC. The DCGC contains both principles and best practice provisions on corporate governance that regulate relations between the management board and the general meeting of shareholders and matters in respect of financial reporting, auditors, disclosure, compliance and enforcement standards. The DCGC is based on a “comply or explain” principle. Accordingly, companies are required to disclose in their annual reports (which are filed in the Netherlands) whether they comply with the provisions of the DCGC. If a company does not comply with those provisions (for example, because of a conflicting NYSE requirement), the company is required to give the reasons for such non-compliance. The DCGC applies to Dutch companies listed on a regulated market in the EU or a comparable other system, such as the NYSE.

We acknowledge the importance of good corporate governance. However, we do not comply with all the provisions of the DCGC, to a large extent because such provisions conflict with or are inconsistent with the corporate governance rules of the NYSE and U.S. securities laws, or because we believe such provisions do not reflect customary practices of global companies listed on the NYSE. Any such non-compliance may affect your rights as a shareholder, and you may not have the same level of protection as a shareholder in a Dutch company that fully complies with the DCGC.

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

We are organized and existing under the laws of the Netherlands, and, as such, the rights of our shareholders and the civil liability of our directors and executive officers are governed in certain respects by the laws of the Netherlands. The ability of our shareholders in certain countries other than the Netherlands to bring an action against us, our directors and executive officers may be limited under applicable law. In addition, substantially all of our assets are located outside the United States. As a result, it may not be possible for shareholders to effect service of process within the United States upon us or our directors and executive officers or to enforce judgments against us or them in U.S. courts, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States. In addition, it is not clear whether a Dutch court would impose civil liability on us or any of our directors and executive officers in an original action based solely upon the federal securities laws of the United States brought in a court of competent jurisdiction in the Netherlands.

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

Pursuant to European Regulation (EU) 2015/848 of the European Parliament and of the Council, of 20 May 2015, on insolvency proceedings, which forms part of both Dutch and Spanish insolvency laws, Spanish courts will have jurisdiction to entertain the main insolvency proceeding of a Dutch public limited liability company that, such as us, has its “center of main interest” located in Spain. If Spanish courts declare the opening of the main insolvency proceeding of a Dutch public limited liability company, Dutch courts will have to recognize such declaration and Spanish insolvency law will apply, subject to the exceptions set forth under the European Regulation (EU) 2015/848, as interpreted by the Court of Justice of the European Union. Dutch courts could have jurisdiction to try a non‑main insolvency proceeding following our operations in The Netherlands. Depending on the status of the declaration on insolvency in Spain, the Dutch insolvency proceeding would be secondary or autonomous. Under Spanish law, substantive consolidation is exceptional. As a result, if we were declared insolvent, we would likely not consolidate our assets and liabilities, subject to the coordination of both insolvency proceedings and the rules established for insolvency proceedings of members of a group of companies under the European Regulation (EU) 2015/848.

Our tax residency might change if the tax residency of dual resident entities is, in the new Dutch‑Spanish Tax Treaty, determined by way of reaching mutual agreement.

We intend to be managed and operate so as to be treated exclusively as a resident of Spain for tax purposes as from our date of incorporation, on the basis that we have our place of effective management in Spain. As a result of our incorporation under Dutch law, we will however also remain a tax resident of the Netherlands for Dutch corporate income tax and withholding tax purposes and, thus, will be considered tax resident in both the Netherlands and Spain (i.e. a so‑called ‘dual resident entity’). By virtue of the current convention between the government of the Kingdom of the Netherlands and the government of the Kingdom of Spain for the avoidance of double taxation with respect to taxes on income and on capital (the “Dutch‑Spanish Tax Treaty”), in such case we will be considered a resident for purposes of the Dutch‑Spanish Tax Treaty in the country where we are effectively managed. As noted above, we expect to have our tax residency since our incorporation (and to maintain it afterwards) in Spain. The Dutch‑ Spanish Tax Treaty is currently being renegotiated and may include a provision pursuant to which the tax residency of dual resident entities is determined by way of the Netherlands and Spain reaching mutual agreement, in line with the criterion applied in the OECD‑sponsored Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (“MLI”). The current Dutch‑Spanish Tax Treaty is not a “Covered Tax Agreement” (as defined under the MLI) and it is therefore uncertain whether the Dutch and Spanish Tax Authorities may favor such an approach under the new Dutch‑Spanish Tax Treaty. Such outcome can nevertheless not be ruled out. In such case, the competent authorities of the Netherlands and Spain would endeavor to determine by mutual agreement the sole tax residency of us. During the period in which a mutual agreement between both states is absent, we may not be entitled to any relief or exemption from tax provided by the new Dutch‑Spanish Tax Treaty. During such period, there would also be a risk that both Spain and the Netherlands would levy dividend withholding tax on distributions by us, in addition to the risk of double taxation on our profits.

Both Spanish and Dutch dividend withholding tax may have to be withheld in case of distributions to unidentified our shareholders.

As noted above under “—Risks Related to Class A Shares—we do not expect to pay any dividends in the foreseeable future,” we do not expect to distribute dividends in the foreseeable future. However, should that happen, the Netherlands will not ‑ regardless of the fact that we are intended to be a tax resident of Spain on the grounds of our place of effective management ‑ be prevented from levying Dutch dividend withholding tax if we distribute profits to Dutch resident shareholders and to non‑Dutch resident shareholders that have a permanent establishment in the Netherlands to which their respective shareholding is attributable. In order to avoid levying Dutch dividend withholding tax on such future dividend distributions, we may set up procedures to identify our shareholders, in order to assess whether there are Shareholders in respect of which Dutch dividend withholding tax may have to be withheld. If the identification cannot be made upon the payment of a distribution, both Spanish and Dutch dividend withholding tax may have to be withheld on payments made to our shareholders that fail to provide us, on a timely basis, with the information that may be required in order to prevent the applicability of Dutch dividend withholding taxes. Likewise, there is no guarantee that the procedure that we may put in place to identify our shareholders (which shall be required in order to assess the applicability of both Spanish and Dutch withholding taxes) will be fully effective.

Risks Related to U.S. Federal Income Taxation

If we are a passive foreign investment company for United States federal income tax purposes for any taxable year, U.S. holders of Class A Shares or Warrants could be subject to adverse United States federal income tax consequences.

If we are or become a “passive foreign investment company,” or a PFIC, within the meaning of Section 1297 of the Code for any taxable year during which a U.S. holder holds Class A Shares or Warrants, certain adverse U.S. federal income tax consequences may apply to such U.S. holder. A non‑U.S. corporation, such as us, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year in which, after applying certain look‑through rules, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. We do not believe that we will be treated as a PFIC for our current taxable year and do not expect to become one in the future. However, PFIC status depends on the composition of a company’s income and assets and the fair market value of its assets from time to time, as well as on the application of complex statutory and regulatory rules that are subject to potentially varying or changing interpretations.

If we are treated as a PFIC for any taxable year, a U.S. holder of Class A Shares or Warrants may be subject to adverse U.S. federal income tax consequences, such as taxation at the highest tax rate in effect (for individuals or corporations, as appropriate) on capital gains and on certain actual or deemed distributions, interest charges on certain taxes treated as deferred, and additional reporting requirements. Please refer to Item 10, “Additional Information-–E. Taxation.” U.S. holders of Class A Shares and Warrants should consult with their tax advisors regarding the potential application of these rules.

Item 4. Information on the Company

A.
History and Development of the Company

Corporate Information

Wall Box Chargers, S.L. was incorporated as a Spanish limited liability company (sociedad limitada) on May 22, 2015. Wallbox B.V. was incorporated as a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) on June 7, 2021 solely for the purpose of effectuating the Business Combination.

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

Wallbox USA Inc.

800 W. El Camino Real, Suite 180

Mountain View, CA 94040

Our website address is www.Wallbox.com. We may use our website as a means of disclosing material non‑public information. Such disclosures will be included on our website in the “Investor Relations” section or at investors.wallbox.com. Accordingly, investors should monitor such sections of our website (www.Wallbox.com), in addition to following our press releases, SEC filings and public conference calls and webcasts. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report and is not incorporated by reference herein. We have included our website address in the Annual Report solely for informational purposes. Our SEC filings are available to you on the SEC’s website at http://www.sec.gov. This site contains reports and other information regarding issuers that file electronically with the SEC. The information on that website is not part of this Annual Report and is not incorporated by reference herein.

For a discussion of important events in the development of our business, see Item 4, “Information on the Company — B. “Business Overview.” For a discussion of our principal capital expenditures and divestitures, refer to Item 5, “Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” and Note 8, “Property, Plant and Equipment,” included within our consolidated financial statements included elsewhere in this Annual Report.

B.
Business Overview

Overview

We believe we are a global leader in intelligent electric vehicle charging and energy management solutions. Founded in 2015, we create smart charging systems that combine innovative technology with outstanding design and that manage the communication between user, vehicle, grid, building and charger.

Our mission is to facilitate the adoption of electric vehicles today to make more sustainable use of energy tomorrow. By designing, manufacturing, and distributing charging solutions for residential, business, and public use, we intend to lay the infrastructure required to meet the demands of mass EV ownership everywhere. We believe our customer‑centric approach to our holistic hardware, software, installation and service offering allows us to solve existing barriers to EV adoption as well as anticipate potential future opportunities. We are committed to creating solutions that will not only allow for faster, simpler EV charging but that will also change the way the world uses energy. In our pursuit to accomplish this vision, the Company has acquired five private businesses to date:

(1)
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
(2)
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
(3)
ARES (Acquired in July 2022): ARES is an innovative provider of printed circuit boards and through its acquisition, we expanded our design and manufacturing capabilities and believe this acquisition will improve our innovation cycle time and strengthen our supply chain resilience.
(4)
COIL (Acquired in August 2022): COIL is a leading EV charging installer serving the U.S. market, enabling in‑house installation and maintenance solutions for commercial, public and residential charging applications, expanding our addressable market into a large and growing segment.

(5)
Albert Buettner GmbH (“ABL”) business (acquired in November 2023): ABL business was a pioneer in EV charging solutions in Germany, the largest EV market in Europe.

Our smart charging product portfolio includes Level 2 alternating current (“AC”) chargers (“Pulsar Plus,” Pulsar Max “Commander 2” and “Copper SB”) for home and business applications, and direct current (“DC”) fast chargers (“Supernova” and “Hypernova”) for public applications. We also offer the world’s first bi‑directional DC charger for the home (“Quasar”), which allows users to both charge their electric vehicle and use the energy from the car’s battery to power their home or business, or send stored energy back to the grid. Our proprietary residential and business software “myWallbox” gives users and charge point owners complete control over their private charging and energy management activities. Meanwhile, our dedicated semi‑public and public charging software platform, “Electromaps” enables drivers to locate and transact with all public charging stations registered to its brand‑agnostic charger database and also allows charge point operators to manage their public charging stations at scale.

As of December 31, 2023, we had offices across four continents and sold over 588,000 chargers across 118 countries. Our products are currently manufactured in Spain and the U.S. We remain committed to increasing our worldwide presence and believe the EV market will continue to grow as more countries commit government funds towards climate investments with the aim of reducing CO2 emissions. We believe these regulatory support packages, including the National Electric Vehicle Infrastructure (NEVI) program and Inflation Reduction Act programs in the United States and the European Green Deal will accelerate EV adoption significantly.

Through our vertically‑integrated model, we keep development cycles short, enabling an accelerated time to market. Furthermore, we expect our compliance with complex certification requirements paired with our focus on engineering excellence will power our rapid growth as the global supplier of first‑class charging products.

Segments

Management determined that we have three reportable operating segments: (i) Europe‑Middle East and Asia (EMEA), (ii) North America (NORAM), and (iii) Asia‑Pacific (APAC) given our organizational structure and the manner in which our business is reviewed and managed. Our reportable operating segments reflect the principal geographies for our commercial activities around the world, and how we are allocating resources and evaluating operating performance. Refer to Item 5, “Operating and Financial Review and Prospects-–A. Operating Results-–Operating Results by Segment” and Note 7, “Operating Segments,” to our consolidated financial statements included elsewhere in this Annual Report for additional information about these segments.

The Wallbox Model

Since our inception, we have been progressively building a charging solutions ecosystem, enabling users worldwide to seamlessly manage their energy needs through a combination of hardware, software, and services. During this journey, we have been closely following the EV user and catering to their needs.

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

In 2019, as EV’s started to become widely adopted and the demand for parking spaces with EV-charging solutions increased, we added the Copper charger to our AC charging portfolio and launched a second generation of our Pulsar and Commander chargers. This new generation of semi-public chargers included multi-user capabilities for fleets, offices, and condominiums, including local load balancing, power sharing, security-locking and payment options for monthly individual invoices, among others.

Also in 2019, we launched our first DC bidirectional charger, Quasar. Quasar is designed to enable users to make flexible use of the energy saved in the battery and discharge the EV battery during peak hours when energy costs are high, sell it back to the grid where regulations allow or discharge the energy stored in their vehicle to power their home during outages. Moreover, Quasar is intended to allow EV owners to self-consume clean energy by using solar surpluses or other renewable sources. This innovative system provides users a way to store excess energy in their vehicles when it is not fully utilized by their homes. We believe that Quasar is a compact, affordable and easy-to-use product that is revolutionizing home charging and energy management. In January 2022, we introduced Quasar 2, our newest bi-directional DC charger specifically intended for the US and European markets and compliant with Combined Charging System (“CCS”) standards. CCS standards are most common in European and American branded cars, whereas Quasar 1 leveraged CHAdeMO charging systems, most used in Asian branded vehicles.

We believe the demand for public charging will continue to grow with the overall EV market. As EVs become less expensive and may therefore penetrate a broader customer demographic, including those who are less likely to own a private parking space, the need for public charging facilities will be further heightened. We aim to address this demand through our first DC fast charger for public use, Supernova. Supernova, which we first introduced in late 2020, is a DC fast charger to be used in semi-public and public environments. The first generation version is designed to be able to charge at speeds of 60 kW. With the latest generation version Supernova is able to charge at speeds of 180 kW. Supernova offers an internal design, with six independent power modules, makes it reliable, light and easy to install and service by integrating multiple elements of our bidirectional charger Quasar, including our innovative power electronics modules.

Expanding its product portfolio for the DC fast charging space, we announced Hypernova at the IAA Mobility fair in 2021. Hypernova is designed to deliver up to 400 kW that allows it to fully charge an electric car in the time it takes to make a rest stop and make it substantially faster than most other ultrafast chargers on the market. It also employs advanced software to allow it to optimize available power and adapt to the number of EVs connected, making it an attactive option for public charging along highways and national road networks.

Our offering of public charging solutions is complemented through Electromaps, an online platform that enables users to find publicly available charging ports and pay for its use. The data obtained through this platform is highly valuable to us, given it allows us to monitor public charging trends and analyse potential opportunities for the future deployment of Supernova.

Most recently, in October 2023, we announced the acquisition of ABL, a recognized company in EV charging solutions in Germany, the largest EV market in Europe with more than two million EVs on the road. Wallbox and ABL have a combined number of over one million EV chargers installed worldwide. This transaction is aimed to accelerate our commercial business plan by enhancing our product and certification portfolio, reduce operational risk through reduced capital expenditures and research and development costs and, leverage ABL’s in-house component manufacturing. Refer to Item 5, “Operating and Financial Review and Prospects—Recent Transactions.”

Since 2015, we have been enhancing our hardware and software ecosystem, providing the EV charger user a full suite of EV charging solutions and energy management solutions, catalyzing the EV adoption and sustainable energy use. During these last eight years, we have based our user-centric business model on the following five key pillars:

1.
Make charging technology simple: Our goal is to make every person feel confident and comfortable using a Wallbox product; therefore, even our most advanced technology is easy to use.

1.
Smart solutions: From embedded intelligence that balances the energy use between customer’s car and home, to breakthroughs in vehicle-to-grid (“V2G”) and vehicle-to-home (“V2H”) energy management, our products bring together the best in EV charging technology.

1.
Innovative technology: Innovation is at our core, focusing not just on customers’ needs today, but their needs in the future.

1.
Design-centric solutions: We believe that design is a necessity, not a luxury. A well-designed product makes for a better experience, and this is what we strive for across our entire product portfolio.

1.
Highly compatible charging solutions: Our equipment is compatible with all hybrid and electric car manufacturers across the globe, and we sell our products in countries across six continents.

This business model results in revenues through the: (i) sale of hardware (chargers & accessories); (ii) hardware installation services; (iii) software services (subscription fees from businesses and fleets through myWallbox and commissions obtained from every charging transaction carried out through Electromaps); and (iv) service contracts under the Wallbox Care plan launched in 2023, providing added value services such as commissioning, preventive and corrective maintenance, extended warranty and more.

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

•
Home & Business
•
EV Charging Hardware:
•
Pulsar Plus, Pulsar Plus Socket, Pulsar Max and Pulsar Pro: AC smart chargers for individual homes or shared spaces with a charging capacity of up to 22 kW. Its key characteristics include Wi-Fi and Bluetooth connectivity, the smart features available on the myWallbox app, and compatibility with OCPP communication protocols.

•
Commander 2: AC smart charger for fleets and businesses with a 7-inch touchscreen display that provides a personalised and secure user interface for multiple users. It has up to 22 kW of charging capacity and allows user access through the use of password protection, RFID cards or the myWallbox app. We also have its entry version Commander 2s without touchscreen, which includes 4G, WiFi, Ethernet and Bluetooth connectivity, and all the smart features available on the myWallbox app, and compatibility with OCPP communication protocols.

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

•
Quasar 2: DC bi-directional charger for home-use that allows users to charge and discharge their electric vehicle, enabling them to use their car battery to power their home or sell energy back to the grid. Its V2H (vehicle-to-home) and V2G (vehicle-to-grid) functionalities turn the EV into a powerful energy source. Quasar 2 has a charging capacity of up to 12,8 kW and a CCS charging cable. Its key characteristics include 4G, Wi-Fi, Ethernet and Bluetooth connectivity, and the smart features available on the myWallbox app. In 2022, we introduced Quasar 2, our newest bi-directional DC charger specifically intended for the US and European markets and compliant with CCS standards.

•
Wallbox ABL eM4 Single and Twin: AC smart chargers designed by ABL for fleets and businesses equipped with built-in MID meters and Eichrecht approved variants for charged power monetization and reimbursement. Both eM4 Single and Twin have a charging capacity of up to 22 kW and one or two Type-2 sockets compatible with permanent cable locking. eM4s are hardware ready for ISO 15118 and OCPP 2.0.1, making them compatible with Plug&Charge, the charging authentication technology that allows EVs to identify themselves and start charging by just connecting them to the charging point. In addition, the ABL eM4 Single and Twin AC smart chargers have an RFID card reader with sound feedback and a RGB-LED charging status ring. Other important highlights are its ease of installation thanks to wired and wireless load management for up to a 100 charging points; integrated RCCBs type A; multiple connectivity options as 4G, Wi-Fi and Ethernet and the dedicated commissioning app for installers.

•
eMC3: AC smart charging pole designed by ABL for public charging, as well as fleets and company parking lots. It is equipped with built-in MID meters and Eichrecht approved variants for charged power monetization and reimbursement. eMC3 has a charging capacity of up to 44 kW, providing a maximum of 22 kW on each of its two Type-2 sockets. It has a RFID card reader and a LED display to indicate its charging points status and charging session information. It also provides for ease of installation as self-standing points, its included MCBs and RCCBs Type B, OCPP compatibility and multiple connectivity options as 4G, Wi-Fi and Ethernet.

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
o
Manage charging status and information from smart devices
o
Real-time status, notifications and statistics of our chargers
o
Remote locking and unlocking our chargers on the myWallbox app
o
Manage multiple users and chargers using the myWallbox portal
o
Accessing an integrated payment system to manage charging fees
o
Accessing a range of intelligent energy management features such as:
o
Schedules that take advantage of off-peak utility rates
o
Power Sharing, that allows connecting multiple chargers to the same electrical circuit and balances the power distribution based on each vehicle’s need for power
o
Dynamic Power Sharing, that measures the live energy usage at home or in the building and automatically adjusts the charge to all connected EVs in harmony with the local grid’s capacity, avoiding blackouts and costly energy bills.

•
Public EV Charging Hardware

•
Supernova: DC fast charger equipment designed for public use provides 60 to 180 kW of charging capacity, providing drivers more than 100 miles of range in 10 min. Offering a charging experience in the segment for up to half the total cost of ownership of its competitors, Supernova was created to satisfy both EV drivers and charge point operators. Due to its innovative modular design, using six power modules, has shown to be more reliable and efficient, yet significantly lighter than other comparable public chargers, making it easier to transport, install and maintain. A wide array of sensors, real-time data and round-the-clock connectivity can allow for efficient remote and on-site maintenance, reducing costs and simplifying planning and operations. Equipped with CCS charging cables, OCPP compatibility and over-the-air software updates, Supernova can easily integrate to any existing charging network and charge any present and future electric vehicle. Supernova offers drivers a seamless charging experience through its interactive lighting system, 10 inch Touchscreen, RFID reader, multiple payment options and wheelchair accessibility. Chargepoint operators can also leverage a custom branding program, wrapping the chargers in their unique logos and color palettes.

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

•
EV Charging Software
•
Electromaps: Hardware-agnostic e-mobility service provider (eMSP) and charger management software with more than 800,000 users which are connected to more than 500,000 as of December 31, 2023 charge points worldwide and enables users to find publicly available charging ports. In addition, we have established partnerships in Europe with operators of charging points that allow users to pay for their charging directly via Electromaps. We intend to extend these relationships with charging operators outside of Europe and enable this payment feature globally.

•
EVectrum: Hardware-agnostic platform for managing chargers used by fleets and public networks to provide charging services in various locations, including retail stores, hotels, public parking spaces, streets and highways. A dedicated EV Fleet charger management solution, EVectrum enables drivers to charge on the go, in-premise and at home. EVectrum allows users to publish on the Electromaps platform any charging point they manage, providing them with an opportunity to sell or rent the chargers to other users. As a hardware-agnostic platform, it can accommodate chargers from different brands.

•
Building Energy Management Software
•
Sirius is an energy management solution that is designed to seamlessly integrate the electric grid with solar, on-site batteries and other renewable energy sources. Sirius is capable of managing various energy sources and can automatically choose the greenest or less expensive one available to meet the building’s demand, as well as storing energy surpluses in EVs or battery walls plugged to the system. With its automated intelligence, Sirius is designed to increase a building’s renewable energy consumption significantly. It is also designed to help solve one of the biggest challenges of large-scale use of most green energy sources: its weather-dependent availability, which often results in supply/demand imbalances and consumption inefficiencies.

•
Sirius is designed for creating savings and reducing the carbon emissions impact from our Headquarters in Barcelona. During 2023, 330.516 MWh of the building’s consumption was renewable energy produced by our 425 kW solar installation, composed by 937 panels. Sirius managed to use most of the excess solar energy produced due to Quasar, our bidirectional chargers that allow Sirius to store energy on our fleet of 23 Nissan LEAF cars (1,426 kWh of storage), and the 560 kWh stationary battery available on-site. Because Sirius’ intelligence is designed to select the best time to charge from the grid (i.e. when less expensive) or when to use stored solar energy, the system saves approximately +40% of the annual energy bill.
•
Upgrades & Accessories

We provide upgrade options that combine the myWallbox platform with our energy meters and accessories, enabling advanced energy management features and seamless charges:

•
Energy meter: A power meter that measures the available energy at home or in the building in real time. It enables several energy management features such as Dynamic Power Sharing, as well as new functionalities that are available through remote software updates.
•
EV charging cables: Cables with Type 2 to Type 2 and Type 2 to Type 1 connectors, available in lengths of 5m and 7m, ensure compatibility with every electric vehicle.
•
Pedestals: Standard, Onyx and Eiffel pedestals are free standing mounting solutions that provide an alternative solution to hanging chargers on the wall.
•
RFID cards: Identification cards allow secure shared access to the chargers. Chargers with an RFID reader can be unlocked by approaching a card to it. RFID cards are compatible with Pulsar Pro, Commander range, Copper SB and Quasar.

.

•
Services

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
•
In 2023, we introduced the Wallbox Care Program, specifically designed for fast-charging solutions. This program provides a variety of customizable services aimed at providing an optimal installation, operation, and maintenance of Supernova. The services offered include commissioning, corrective and preventive maintenance, remote support, spare parts, extended warranty, training, and support materials.

Manufacturing and Sources and Availability of Raw Materials

We design and manufacture our products in‑house across our factories , we opened our Barcelona factory, Spain (Zona Franca) in December 2021. We opened a factory in the U.S. in Arlington, Texas in October 2022 to service the North American EV charging market. All chargers manufactured in our facilities are certified to be sold across North America, Europe, Latin America and the APAC region.

On November, 2, 2023, we added two new production facilities to the other two existing through our acquisition of ABL assets, one facility in Lauf an der Pegnitz (Nürnberg,Germany) and other in Tangier (Morocco).

We source our components and raw materials through a global supply chain, with a majority of the sources currently based in Europe. The components and raw materials needed for our products are impacted by supply constraints, which can result in pressure to increase prices. We look to mitigate these impacts by placing orders in advance with the objective of avoiding material price increases. We also look to our in‑house engineering and validations team to integrate both existing and new suppliers, provide in‑house testing and end‑of‑line validation capabilities, which we believe helps us adapt when there are unexpected market changes and shortages and address the lack of critical components like microchips or lithium. We also work to negotiate preferred vendor status with suppliers of critical components so that we are provided the volume we need. We also incentivize cost reduction and engineering initiatives that allow us to reduce the cost of our hardware, offsetting external variable costs including raw materials and freight.

Customers and Strategic Partnerships

We have established and maintained strong long‑term relationships with a broad range of partners in order to broaden our sales channels across a wide range of customers and geographies. Some of the key types of partners we seek to work with include automotive manufacturers, utility companies, distributors, resellers, installers, enterprises, and eCommerce companies. Some of the key clients we have previously worked with include automotive OEMs and dealerships, energy companies, value‑added distributors and resellers, installers, enterprises, and e‑commerce.

Of these companies, in the year ended December 31, 2023, approximately 24.8% of our revenues come from automotive manufacturers and utility companies, such as Nissan, Hyundai, and Mercedes, and Iberdrola, Electricity Generating Authority of Thailand (“EGAT”), Électricité de France (EDF), and Ente Nazionale Idrocarburi (ENI). We have a longstanding partnership with Iberdrola, a large multinational electric utility and our largest institutional investor. In July 2020, Iberdrola entered into a non‑binding letter of intent with us expressing its interest in purchasing 6,500 Supernova chargers through 2022. During 2022, Iberdrola expressed an interest in increasing their order from 6,500 Supernovas to 10,000 public chargers, adding our ultra‑fast powered charger Hypernova. For additional information, please refer to Item 7, “Major Shareholders and Related Party Transactions-–Related Party Transactions.” We intend to leverage our partnership with Iberdrola to assist with global expansion and accelerate the market entrance of our Supernova product.

Roughly 67% of our sales during the year ended December 31, 2023 were due to distributors, resellers, and installers such as Uber, Sunpower, MediaMarkt, Ingram Micro, Crowd Charge, City Electric Supply, and Saltoki. The remaining 8.8% of sales during 2023 were from direct sales, split almost evenly between sales to enterprises and e‑commerce sales made directly through our website or via Amazon, where we achieved the distinction of number one bestseller and “Amazon’s Choice” in the US for our category, just three months after launch in 2022.

Go‑to‑Market Strategy

Our product focus follows the user. Given that more than 70% of EV charging happens at home, we predominantly focus on home and business solutions, but starting in the first quarter of 2022 sold our first units of Supernova for public charging.

One of the many ways in which we differentiate ourselves in the EV charging market is the consumer‑focused approach of our product offering. Unlike many of the more traditional industrial‑centric EV charging products, we place a particular focus on compact and appealing product designs and ease‑of‑use for the customers across their whole product experience ‑ from purchase ‑ to installation ‑ to usage.

We sell our EV charging solutions through various channels. The most logical point of sale of a charger is at automotive OEMs and utility companies. We have built and maintained an ecosystem of partner channels including, installers, resellers and value‑add distributors. Additionally, we also sell directly to enterprises and end consumers through e‑commerce sales.

We offer customer purchasing experience across all our channels:

•
Own channels ‑ Customers can purchase the charger and installation as a bundle with delivery within 48 hours. Customers can also pay in installments.
•
Partner channels ‑ We provide marketing materials, training and support to our partners to improve sales.

Home & Business Go‑to‑Market Strategy:

We sell EV charging solutions in over 118 countries as of December 31, 2023 and have successfully penetrated several markets that previously had limited EV charging presence.

We intend to enter new markets through partnering with local companies that offer geography specific knowledge, strong installation and charge point operations (CPO) capabilities, and relationships with potential future clients. By leveraging the partner’s local expertise combined with our differentiated solution, we pursue various customers, such as, national utilities, OEMs, auto dealerships, and importers. This enables us to build out a network of installation partners, value‑add resellers and distributors in the region. We accelerate growth in each region through qualified leads, channel marketing and advertising, installation and commercial training. After achieving scale in the market we then establish field offices and continue to seek other B2B opportunities for further expansion.

Public Go‑To‑Market Strategy:

We began the roll‑out of our first public charger, Supernova, in the first half of 2022 and intend to expand this growth through a two‑phase approach:

•
Partnerships with utilities and local distributors: Given that public chargers will be directly connected to the public grid, we intend to develop strategic agreements with local utilities and their corresponding distributors to carry out the installation of the Supernova. We have already made significant progress on this phase, having signed non‑binding letters of intent to collaborate with some of the world’s biggest utility companies such as Iberdrola, EGAT, COPEC, NKM, ENI and JET Charge.
•
Building a sales network: The second phase of the Supernova roll‑out comprises the development of a set of commercial agreements with trusted partners that might be interested in acquiring the Supernova to deliver a fast‑charging solution to either their fleets (e.g. a supermarket which has EVs for their delivery service), or for their customers (e.g. a shopping mall that wants to provide users with the ability to charge their parked car while shopping). We will leverage our already existing commercial agreements on Home & Business chargers to offer these enterprises our new public fast charging solution, Supernova.

Competition

We have approached the market with a differentiated, user‑focused philosophy: we started our journey within the home segment, built out our brand, and subsequently added the business and public segments to our product portfolio, to be able to empower users where they go. With only a very few companies operating globally, we believe we have a competitive position to support the EV driver on the full spectrum of EV charging. We own the entire process in‑house ‑ from design to assembly to certification ‑ which we believe allows us to adapt and respond quickly with a product that fits different customer needs across borders and on a global scale. With our product portfolio of smart charging solutions for residential and work use and fast DC chargers and eMSP solution, we believe we are poised to be a leader in the industry.

Europe

The European EV charging market is characterized as fragmented. There are many small and local players, with only a limited number of parties having sufficient scale and funding to be competitive in the long term. The European market is important as it is expected to grow rapidly, following leading European markets such as Norway and the Netherlands. Even though there are many local parties with a solution for public charging, we believe we offer more stylish, compact, lighter, and feature‑rich products, which is appealing for residential charging and caters to the entire continent. In addition to the superior charging solutions and important energy management capabilities, we believe we are well‑positioned in Europe with local offices in several countries complemented by a European‑wide partnership with installers, OEMs, and distributor, as well as the ABL business in Germany.

North America

Although the North American market is still in development from an EV penetration perspective, it is an important market for us to position ourselves early. Namely, as one of the largest automobile markets globally, we believe the North American market has a significant sales volume potential. Especially due to the strong government incentives currently in place, EV sales are expected to increase rapidly. From a competitive perspective, the North American market has high barriers to entry due to strict certification and validation requirements. Therefore, this market differs from Europe as the market is less fragmented with only a few large players: a dynamic that we see as ripe for disruption. With our residential offering, we believe we are well‑positioned to gain market share as we can capitalize well on the consumer‑driven characteristics of this market. Also, We opened a manufacturing facility in October 2022 to produce and distribute Pulsar Plus and Supernova chargers to the North American market.

APAC

The APAC market is expected to continue to be one of the leading EV charging markets in the coming years. China is currently, by far, the market leader in public charging in terms of the number of public charge points installed. Yet, similar to the European market, the rest of APAC market can be characterized as a highly fragmented market with less than a handful of players that have gained significant scale in the industry. From a technology and pricing perspective, the EV charging solutions are cost‑competitive as they can be manufactured at a lower cost point. However, the charge points in the APAC region tend to have inferior technology in terms of quality, functionalities, and capabilities. With our innovative, advanced, smart, and seamlessly connected EV charging solution technology with easy‑to‑use functionalities and embedded software, we has developed a differentiated solution for the APAC market. In addition, we have bolstered our position with an office in Shanghai covering China and APAC regions and the new subsidiary in Shanghai after the acquisition of ABL business.

For a breakdown of total revenues for the principal markets where we compete, please refer to Note 7. “Operating Segments,” within our consolidated financial statements included elsewhere in this Annual Report.

Competitive Strengths

Strong global brand

We have built a brand by taking a very consumer centric approach. We do not white label our products, which we believe allows us to maintain attractive margins and create a recognizable brand. Our award winning product portfolio is third‑party validated by highly regarded international trade organizations, including Winner of Reddot Product Award (2022), Winner of iF Design Product Award (2022), Winner of Good Design (2021), Best of CES (2020), and Fast World Changing Ideas finalist (2020) amongst others. Our portfolio extends worldwide, demonstrating our ability and speed to adapt and meet the different regulations across regions as well as across segments, providing the same customer centric approach across all use cases, whether at home, work or in public locations. We believe customers can find a Wallbox charger that fits their needs. This effort has led to partnerships with well-recognized brands such as Costco, Kia, Free2Move and Genereac to provide our products and services.

Large global total addressable market

We believe the EV market is at an inflection point and is experiencing substantial growth. Mass EV adoption translates to significant charging infrastructure growth. Despite dampened sentiments in EV markets and slower growth in 2023 compared to 2022, the growth of the EV market remained solid with 31% year-over-year in 2023 according to Rho Motion. We believe that the EV charging market continues to be a large opportunity with more than 130 million chargers to be sold between 2024 and 2030. This total is dominated by home chargers, with more than 90 million chargers expected to be sold in the same time period and accounting for 71% of the total chargers sales. In addition to these, it is projected that there will be 11 million public chargers, 21 million work place chargers and 6 million depot chargers to be sold during this period. Over $500 billion of cumulative investment would be needed to install all of these chargers. We believe we are positioned to capture and control a large share of this market by leveraging smart charging technology to enable mass EV adoption, fast time to market and robust supply chain to meet demand, global operations and local certifications.

Full‑service technology provider

We have a full suite of EV charging solutions spanning proprietary hardware, software, and services for domestic, business and public charging. Our enterprise grade software platform seamlessly connects across all of the chargers. As of December 31, 2023, through myWallbox and Electromaps, we have managed over 61 million charging sessions and over 938 GWh charged. Additionally, we believe we offer the most innovative features on the market, such as Bluetooth, PV match, gesture control, facial recognition, V2H/V2G, which allows us to maintain high margins.

Powerful business model

Other than during 2023, we historically achieved over 100% revenue growth rates year-over-year, which we attribute to our scalable business model and our having successfully implemented our sales strategy into new geographies. Our in‑house design and manufacturing capability enables us to have very fast development cycles, adapt to the ever‑changing global supply chain and never run out of stock. In‑house certification allows us to expand to new countries and adapt to new local requirements.

Truly global business with strong blue‑chip customers

We serve a variety of customers and have established channel distribution in more than 118 countries as of December 31, 2023. Customers include automotive manufacturers, utility companies, resellers, distributors and installers. We also sell direct to consumers via enterprise or e‑commerce sales through our website or via Amazon.

Uniquely positioned at the intersection of energy and mobility markets

EV owners typically double their home’s energy consumption through charging. We believe our embedded software across our products enables customers to control charging and manage energy. For example, our DC bi‑directional charger for the home, Quasar, allows the battery of an EV to discharge the energy stored in the vehicle and power a home for up to five days. Quasar also allows EV owners producing renewable energy to store the energy in their vehicles when not fully utilized by their home.

Founder‑led company, experienced management team and high‑profile investors

We are led by a management team with expertise across technology, energy, industrial and financial organizations. As of December 31, 2023, we had a team of over 1,458 individuals, which consisted of mostly software and hardware engineers and a global salesforce. Since the Company’s founding in 2015, we have been able to demonstrate our capabilities in expanding the EV charging business in Europe, North America and Asia. We are backed by global leading strategic and financial investors, including Iberdrola.

Growth Strategies

We believe our scalable business model will enable us to continue to outperform the growth of the broader EV charging market. We intend to achieve this growth by focusing on the following strategies:

Continue our global expansion: We intend to continue to expand beyond the more than 118 countries (as of December 31, 2023) where we currently sell locally‑certified products by increasing our presence in the core EV markets, and penetrating rapidly developing markets such as APAC and Eastern Europe.

Launch new technologies: We plan to continue to update our product portfolio to include the latest and energy efficient technology—as we have done with the Pulsar Pro and Pulsar Socket (upgrades from Pulsar). Additionally, we expect to launch complimentary energy management software features and innovative hardware products, such as ultra‑fast powered (400kW) chargers.

Provide all‑in‑one energy solutions with the charger at the center: Our goal is to unlock the full potential of every EV. There are already several countries (UK, Australia, Germany, amongst others) where we have established partnerships with utilities and energy distributors. These partnerships enable users to connect directly to the grid, “vehicle‑to‑grid” (V2G), allowing them to sell their excess energy. V2G connectivity gives rise to a broad set of energy functionalities that we expect to launch to redefine the future of charging; energy technology will only get smarter, and we intend to spearhead this movement.

Seasonality

For a description of our business seasonality, please refer to Item 5, “Operating and Financial Review and Prospects.”

Intellectual Property

We rely on a combination of patent, trademark, copyright, unfair competition and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish, maintain and protect our proprietary rights. Our success depends in part upon our ability to obtain and maintain proprietary protection for our products, technology and know‑how, to operate without infringing the proprietary rights of others, and to prevent others from infringing our proprietary rights.

As of December 31, 2023, we have one (1) granted design patent in the U.S.A. and we have two (2) pending international patent applications in the national phase. Additionally, with the ABL purchase we enhanced our intellectual property portfolio acquiring the certification of the German EV charging calibration-law (Eichrecht). We continue to regularly assess opportunities for seeking patent protection for those aspects of our technology, designs and methodologies that we believe provide a meaningful competitive advantage.

We intend to continue to regularly assess opportunities for seeking patent protection for those aspects of our technology, designs and methodologies that we believe provide a meaningful competitive advantage. If we are unable to do so, our ability to protect our intellectual property or prevent others from infringing our proprietary rights may be impaired.

Government Regulation

Product Certifications

Throughout the world, electrical appliances are subject to various mandatory and voluntary standards, including requirements in some jurisdictions, including the United States, that products be listed by Underwriters’ Laboratories, Inc. (“UL”) or other similar recognized laboratories. In the United States, we are required to undergo certification and testing of compliance with UL standards, as well as other national and industry specific standards. We endeavor to have our products designed to meet the certification requirements of, and to be certified in, each of the jurisdictions in which they are sold. We provide many of our certifications in‑house depending on the local requirements; although, the requirements for certification vary from jurisdiction to jurisdiction and may require third party certifications in certain jurisdictions.

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

General

Environmental and health and safety laws and regulations can be complex and may be subject to change, such as through new requirements enacted at the supranational, national, sub‑national, and/or local level or new or modified regulations that may be implemented under existing law. The nature and extent of any changes in these laws, rules, regulations and permits may be unpredictable and may have material effects on our business. Future legislation and regulations or changes in existing legislation and regulations, or interpretations thereof, including those relating to hardware manufacturing, electronic waste, or batteries, could cause additional expenditures, restrictions and delays in connection with our operations as well as other future projects, the extent of which cannot be predicted. For instance, California may adopt more stringent regulation of EV charging and, in February 2023, the U.S. Department of Transportation and U.S. Department of Energy announced plans to include minimum standards and “Buy America” requirements for EV charger stations funded by certain U.S. federal programs. In addition, various local, state, and national incentives exist or may come to exist to encourage the installation of EV charging stations; nevertheless, the level and duration of such incentives are not guaranteed and may be subject to change over time.

C.
Organizational Structure

Please refer to Note 28, “Details of the Subsidiaries,” within our consolidated financial statements included elsewhere in this Annual Report for a listing of our significant subsidiaries, including name, country of incorporation, and proportion of ownership interest.

D.
Property, Plant and Equipment

Our Facilities

We design and manufacture our products in‑house across our leased factories located in Barcelona, Spain (Zona Franca, D26) which has an estimated production capacity of approximately 624 thousand chargers per year, Arlington (Texas) which has an estimated production capacity of approximately 283 thousand chargers per year, Lauf an der Pegnitz (Nürnberg, Germany) estimated production capacity of approximately 302 thousand chargers per year and approximately 20,100 thousand of connectivity components per year and Tangier (Morocco) where we produce components for the charger's production. In addition, the Group has a manufacture of printed circuit board ("pcb") in Sant Boi de Llobregat (Barcelona) which has an estimated production capacity of approximately 660 thousand pcb's per year. All chargers manufactured across our facilities are certified to be sold across the United States, the European Union and APAC Region including China.

Our headquarters are located in Barcelona, Spain where we currently lease approximately 11,000 square meters of office space. We believe this space is sufficient to meet our needs for our headquarters in the foreseeable future and that any additional space we may require will be available on commercially reasonable terms.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion in conjunction with our consolidated financial statements included elsewhere in this Annual Report. This discussion contains forward‑looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in Item 3, “Key Information – D. Risk Factors.” Actual results could differ materially from those contained in any forward‑looking statements.

When we refer to the "Company" we are referring to Wallbox N.V. and its consolidated subsidiaries.

Business Overview

We believe we are a global leader in intelligent electric vehicle charging and energy management solutions. Founded in 2015, we create smart charging systems that we believe combines innovative technology with outstanding design with the goal of managing the communication between user, vehicle, grid, building and charger.

Our mission is to facilitate the adoption of electric vehicles today to make more sustainable use of energy tomorrow. By designing, manufacturing, and distributing charging solutions for residential, business, and public use, we intend to lay the infrastructure required to meet the demands of mass electric vehicle ownership everywhere. We believe our customer‑centric approach to our holistic hardware, software, and service offering allows us to solve existing barriers to EV adoption as well as anticipate opportunities soon to come. In our pursuit to accomplish this vision, we have acquired five companies to date:

(1)
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
(2)
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
(3)
ARES (acquired in July 2022): ARES is an innovative provider of printed circuit boards and through its acquisition, we expanded our design and manufacturing capabilities and believe this acquisition will increase our innovation cycle time and improve our supply chain resilience.
(4)
COIL (acquired in August 2022): COIL is a leading EV charging installer serving the U.S. market, enabling in‑house installation and maintenance solutions for commercial, public and residential charging applications.
(5)
ABL business (acquired in November 2023): ABL business was a pioneer in EV charging solutions in Germany, the largest EV market in Europe.

Recent Transactions

ABL

On November 2, 2023, we acquired the operations, personnel and assets (which constitute a business) of ABL, which acquisition also included ABL’s ownership in each of ABL Morocco S.A., which owns a production facility in Tangier, Morocco, ABL (Shanghai) Co. Ltd, and ABL Nederland B.V. The total consideration for this transaction was €14.6 million, consisting of €10.1 million up front cash payment in 2023 with the balance of €4.5 million to be paid in several installments during 2024.

Investment and Shareholders’ Agreement

In connection with the Acquisition, on December 15, 2023, Wall Box Chargers entered into an investment and shareholders’ agreement with Greenmobility invest 2 GmbH (a German limited liability company (“GI2”), the majority indirect shareholders of ABL), pursuant to which GI2 acquired a 25.1% interest in the share capital of ABL for an aggregate capital contribution of €8,378. The Investment and Shareholders’ Agreement provides for a put and call option for GI2 and WBX SLU, respectively, that would provide for GI2 to sell its shares to WBX SLU for cash and/or shares in the Company under the terms detailed in the Investment and Shareholders’ Agreement. The GI2 put right may be exercised only if ABL’s sales in fiscal year 2024 exceed €81.4 million and only after ABL’s financial statements for the fiscal year ending December 31, 2024 have been approved and no later than December 31, 2025. The fair value of the put-option liability consideration is €10.405 million. The Investment and Shareholders’ Agreement is governed by German law.

The transaction is expected to accelerate Wallbox’s commercial business plan by enhancing the product and certification portfolio, including the German EV charging calibration-law (Eichrecht). Leveraging ABLs relationships, reputation, and experienced team, Wallbox is expected to be in a position to deliver a comprehensive suite of residential, commercial, and public charging hardware and energy management software in this market. Wallbox is also expected to benefit from reduced operational risk through reduced Capex and R&D spend, plus leveraging ABL’s in-house component manufacturing. These expected benefits will put Wallbox in a position to bring new products to market more quickly and efficiently, including Supernova and Hypernova DC fast chargers.

Private Placement Equity Offering

On June 15, 2023, we closed a private placement of Class A Shares, pursuant to which we sold 18,832,432 Class A Shares for aggregate gross proceeds of $48.6 million (€44.9 million) to certain existing investors and strategic partners at a price of $2.58 per share. Pursuant to the registration rights we agreed to as part of the private placement, we filed a registration statement for the resale of the Class A Shares purchased in the private placement on July 19, 2023.

On December 13, 2023, we closed a private placement of Class A Shares, pursuant to which we sold 10,360,657 Class A Shares for aggregate gross proceeds of $31.6 million (€29.3 million) to certain existing investors and Generac Power Systems, Inc (“Generac”) at a price of $3.05 per share. Pursuant to the registration rights we agreed to as part of the private placement, we filed a registration statement for the resale of the Class A Shares purchased in the private placement on January 12, 2024. Substantially concurrently with the closing of the transaction several agreements have been entered into by the Company:

(a) Board Observer Agreement between the Company and Mr. Paolo Campinoti, Executive Vice President – EMEA, APAC and South America of Generac, granting Mr. Campinoti the right (subject to specified limitations) to attend meetings of the Board and its committees in a non-voting capacity, as an observer;

(b) a letter agreement between Generac and the Company, pursuant to which Generac has the following rights: (i) a first right of refusal to purchase or subscribe for any securities, including equity, equity-linked or debt securities or assets that the Company may propose to issue or sell to certain of Generac’s competitors; and (ii) for as long as Generac and its affiliates collectively own at least 3% of the Company’s outstanding share capital: (1) preemptive rights to participate with respect to certain future equity offerings by the Company, to the extent Generac does not have substantially similar antidilution protections in the organizational or charter documents of the Company; and (2) Company shall obtain the consent of Generac prior to approve any changes the Company may propose that adversely affect the rights of Class A Shares; and

(c) a letter agreement between Kariega Ventures, S.L., a major shareholder of the Company, which is controlled by Mr. Asunción, and the Company, pursuant to which Kariega Ventures, S.L., and the Company will agree to take best efforts to support the election of the director nominee set forth by Generac pursuant to its director nomination rights, which director nomination rights Generac shall have for so long as it, together with its affiliates, collectively own at least 3% of the Company’s outstanding share capital.

BBVA Facility and Warrant Agreement

On February 9, 2023 (the “BBVA Facility Closing Date”), Wallbox, as guarantor, and its wholly‑owned direct Spanish subsidiary, Wall Box Chargers, S.L.U., as borrower (Wall Box Chargers) entered into a Facility Agreement (the “BBVA Facility Agreement”) with Banco Bilbao Vizcaya Argentaria S.A. (“BBVA”). The BBVA Facility Agreement provides for an aggregate term loan commitment of €25.0 million (the “BBVA Facility”), which amount was fully drawn down on the BBVA Facility Closing Date and we received an amount of €24.6 million after the deduction of fees and expenses.

Principal outstanding under the BBVA Facility Agreement shall accrue interest on a daily basis at a rate equal to 1 month EURIBOR plus an amount equal to 8.00% per annum. The BBVA Facility is secured by certain intellectual property rights. The BBVA Facility matures on the fourth anniversary of the BBVA Facility Closing Date and under certain circumstances may be extended to mature on the fifth anniversary of the BBVA Facility Closing Date. Wall Box Chargers is permitted to prepay the BBVA Facility in whole or in part upon notice thereof in accordance with the terms of the BBVA Facility Agreement. Upon an event of default specified in the BBVA Facility Agreement that remains uncured after 15 business days, the BBVA Facility may become due and payable in full upon provision of notice thereof in accordance with the terms of the BBVA Facility Agreement. The BBVA Facility Agreement also contains customary affirmative and negative covenants. The BBVA Facility Agreement is governed by Spanish law.

Substantially concurrently with the closing of the BBVA Facility Agreement and in consideration thereof, we entered into a Warrant Agreement (the “Warrant Agreement”) and Subscription Agreement (the “Subscription Agreement”) with BBVA (together with its assignees, the “Warrantholder”) pursuant to which we issued to the Warrantholder, and the Warrantholder subscribed for and acquired, an aggregate of 1,007,894 warrants exercisable for 1,007,894 Class A Shares, for an exercise price of $5.32 per share. Pursuant to the Subscription Agreement, we filed a registration statement on January 12, 2024, which registration statement was declared effective on January 22, 2024, registering the resale of the Class A Shares issuable upon exercise of the Warrant. The Warrant Agreement provides for a redemption right in our favor when the Class A Shares achieve a value of $11.00 per share.

Syndicated Loan

On October 16, 2023, we, our wholly owned subsidiary, Wallbox USA, Inc. (“Wallbox USA”), and Wall Box Chargers, entered into agreements (the “October 2023 Facility Agreements”) that provide for: (i) a syndicated loan with Instituto de Crédito Oficial E.P.E., Institut Català de Finances, Mora Banc Grup SA and EBN Banco de Negocios, S.A. (“EBN Banco”) as funding entities, EBN Banco as coordinating entity and agent, Wallbox Spain as borrower and Wallbox USA and Wallbox as guarantors; and (ii) a loan with Compañía Española de Financiación Del Desarrollo COFIDES, S.A., S.M.E., as funding entity, EBN Banco as coordinating entity, Wallbox USA as borrower and Wallbox Spain and Wallbox as guarantors. The October 2023 Facility Agreements provide for an aggregate term loan commitment of €35.0 million (the “October 2023 Term Loan”), which aggregate amount was elected to be drawn on October 14, 2023. As of December 31, 2023, we had €35.0 million of borrowings outstanding under the October 2023 Term Loan. We intend to use €30.0 million of the proceeds for investments in manufacturing lines at our charger manufacturing plants in Barcelona and for the development of energy management software and €5.0 million of the proceeds to expand our plant and assembly lines in the United States.

Principal outstanding under the October 2023 Term Loan accrues interest on a daily basis at a rate equal to three-month EURIBOR plus an amount equal to 3.25% per annum, provided that, the October 2023 Facility Agreements also include sustainability-linked pricing adjustments and, as to Facility Agreement 2, pricing adjustments related to sales in the United States. The October 2023 Term Loan will be secured by the property assets that are acquired in Barcelona with the proceeds under the October 2023 Term Loan, the bank accounts related to the October 2023 Facility Agreements and the credit rights under the insurance agreements related to the property assets to be secured. The October 2023 Term Loan matures on the fifth anniversary of October 16, 2023. The relevant borrower is permitted to prepay the October 2023 Term Loan in whole or in part upon notice thereof in accordance with the terms of the October 2023 Facility Agreements. The October 2023 Facility Agreements also contain covenants that require, based on our audited consolidated financial statements, a total debt to equity ratio ranging from 2.00x or less in 2023 to 1.20x or less in 2026 and thereafter, and a net debt to equity ratio ranging from 1.40x or less in 2023 to 0.90x or less in 2026 and thereafter, as well as other affirmative and negative covenants and customary events of default. As of December 31, 2023, we were in compliance with the covenants under the October 2023 Facility Agreement.

Reporting Segments

For management purposes, we are organized into business units based on geographical areas and therefore have three existing reportable segments. Our segments are:

•
EMEA: Europe‑Middle East Asia
•
NORAM: North America
•
APAC: Asia‑Pacific

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

Growth in EV Adoption

Our revenue growth is directly tied to the continued acceptance of passenger and commercial EVs sold, which it believes drives the demand for charging products and infrastructure. The market for EVs is still rapidly evolving and although demand for EVs has grown in recent years, there is no guarantee such demand will continue into the future. Factors impacting the adoption of EVs include but are not limited to: perceptions about EV features, quality, safety, performance and cost; perceptions about the limited range over which EVs may be driven on a single battery charge; volatility in the cost of oil, gasoline, and electricity; availability of services for EVs; consumers’ perception about the convenience and cost of charging EVs; government subsidies for EVs and electricity; the development, prevalence and market adoption of EV fleets; and increases in fuel efficiency of non‑EV transportation. In addition, macroeconomic factors could impact demand for EVs, particularly since EVs can be more expensive than traditional gasoline‑powered vehicles and the automotive industry globally has been experiencing a recent decline in sales. If the market for EVs does not develop as expected or if there is any slow‑down or delay in overall EV adoption rates, this would impact our ability to increase its revenue or grow its business.

Competition

We believe we are currently one of the market leaders in Europe and North America in residential EV charging solutions based on the number of charging units sold compared to EVs sold on a country by country basis. We also provide and derive revenue from installation services and Electromaps, our online platform that enables users to find and pay for publicly available charging ports and manage their charging fleet. We intend to expand our market share over time in our product categories, including public charging stations, leveraging the network effect of its products, our partnership with Iberdrola and the Electromaps platform. Additionally, we intend to expand and grow our revenues via the rollout of the Supernova and Hypernova public charging stations. Nonetheless, existing competitors may expand their product offerings and sales strategies, and new competitors may enter the market. Furthermore, our competition includes competition resulting from acceptance of other types of alternative fuel vehicles, plug‑in hybrid electric vehicles and high fuel‑economy gasoline powered vehicles. If our market share decreases due to increased competition, our revenue and ability to generate profits in the future may be impacted.

Global Expansion

We operate in Europe, North America, Latin America and APAC. Europe and North America are expected to be significant contributors to our revenue in future years with manufacturing capacity added to North America in 2022 and the inorganic growth due to the acquisition of ABL.

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

Similar to the European market, the APAC market can be characterized as a highly fragmented market with a small number of players that have gained significant scale in the industry. From a technology and pricing perspective, EV charging solutions in APAC are cost‑competitive as they can be manufactured at a lower cost point. Our growth in each of our markets requires us to differentiate ourselves as compared to our competition. If we are unable to penetrate, or further penetrate, the market in each of the geographies in which we operate or intend to operate, our future revenue growth and profits may be impacted.

Impact of New Product Releases

As we introduce new products, such as the market introduction of our Supernova public charging stations, our profitability may be temporarily impacted by launch costs until our supply chain achieves targeted cost reductions. For example, our launch of Supernova in 2022 resulted in a negative gross margin of 15.5%, however, in the year ended December 31, 2023 the gross margin from our sales of Supernova resulted positive of 17.9%, showing an improvement from prior year. In addition, we may accelerate our operating expenditures where we see growth opportunities which may impact profitability until upfront costs and inefficiencies are absorbed and normalized operations are achieved. We also continuously evaluate and may adjust our operating expenditures based on our launch plans for our new products, as well as other factors including the pace and prioritization of current projects under development and the addition of new projects. As we attain higher revenue, we expect operating expenses as a percentage of total revenue to continue to decrease in the future as we focus on increasing operational efficiency and process automation.

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

In the fall of 2021, the Infrastructure Investment and Jobs Act (“IIJA”), a bipartisan infrastructure bill, was signed into law in the United States. The IIJA authorized almost $20 billion to fund new and existing EV‑related programs, including $5 billion in new funding to develop and build a nationwide network of half a million EV charging stations, also referred to as the National Electric Vehicle Infrastructure Formula Program (often called “the NEVI Program”); $2.5 billion for publicly accessible alternative fuel infrastructure (i.e., EV charging stations and hydrogen, propane and natural gas fueling infrastructure), referred to as the competitive Charging and Fueling Infrastructure Grants program (the “Competitive Grants Program”); and approximately $11 billion in funding to transition public transportation vehicles including school buses and transit buses to zero‑emissions alternatives.

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

In addition, in June of 2022, the FHWA issued a Notice of Proposed Rulemaking (“NOPR”) on minimum standards and requirements for projects funded under the NEVI Program and for funded EV charger construction projects. The NOPR seeks to ensure there will be a nationwide network of EV chargers that can be used by any type of EV. The NEVI Program also has several guidelines in the use of program funds relating to user experience and reliability, strategic and efficient locations, equity, labor and workforce, private investment and data and cybersecurity, among other things. Worth noting, with respect to user experience and reliability, under the NEVI Program charging infrastructure must be interoperable across payment systems, EV brands, EV supply equipment, EV service providers, and the grid and must also provide 24‑hour access to power on a reliable network and achieve 97% reliability.

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

Penetration into the Public Charging Market

We commenced commercialization of the Supernova, our first DC fast charger for public use, during the first quarter of 2022. We have signed letters of intent (“LOI”) to collaborate with some of the world’s biggest utility companies for delivery of Supernova, and expect in the future to expand beyond utilities into additional distribution channels. In June 2020, Iberdrola announced its intention to acquire the first 1,000 of our Supernova fast chargers as part of its five‑year sustainable mobility plan to deploy more than 150,000 chargers in homes, businesses and public road networks, and entered into a non‑binding letter of intent with us in July 2020 expressing its interest in purchasing 6,500 Supernova chargers. During 2022, Iberdrola expressed an interest in purchasing 3,500 additional public chargers, bringing their total potential purchase to 10,000 public chargers. Our offering of public charging solutions is complemented through Electromaps, an online platform that enables users to find publicly available charging ports and pay for their use. We have established partnerships in Europe with operators of charging points that allow users to pay for their charging directly via Electromaps. We intend to extend these relationships with charging operators outside of Europe and enable this payment feature globally.

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

Impact of the war between Russia and Ukraine

As a result of the war between Russia and Ukraine, the U.S. and certain allies in Europe imposed sanctions on Russia and could impose further sanctions against it. Russia could respond in kind. Sanctions imposed by any of these countries could disrupt our supply of critical components among our manufacturing facilities in Barcelona as well as our production and the sales of EVs. As a result of the war, we stopped marketing our products in Russia, and will not pursue new opportunities with customers in those countries. Although such sales in the Ukraine region have not been significant to our business further disruptions could negatively affect our ability to provide critical components to affiliates or produce finished goods for customers, which could increase our costs, require capital expenditures and harm our results of operations and financial condition. We continue to monitor the situation closely.

The Global Economic Environment

Certain factors in the global economic environment that may impact our global operations include, among other things currency fluctuations, capital and exchange controls, global economic conditions including inflation, interest rates, monetary policy, restrictive government actions, changes in intellectual property, legal protections and remedies, trade regulations, tax laws and regulations and procedures and actions affecting approval, production, pricing, and marketing of, reimbursement for and access to our products, as well as impacts of political or civil unrest or military action, including the current conflict between Russia and Ukraine, tensions between China and the U.S., the U.K., the EU, the middle east, India, terrorist activity, unstable governments and legal systems, inter‑governmental disputes, public health outbreaks, epidemics, pandemics, natural disasters or disruptions related to climate change. During 2022, global supply chains experienced disruptions that impacted and continues to impact delivery rates of electric vehicles. As a result, in January 2023, we announced cost reduction measures balanced between operating and personnel expenses, impacting approximately 15% of our workforce. We expect to have further reductions during 2024.

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

Sale of Chargers and other related products

Revenue related to the sale of chargers consists of sales of public and home & business charging devices, as well as accessories. Revenue from the sale of goods is recognized at the point in time when control of the asset is transferred to the customer.

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

Changes in Inventories and Raw Materials and Consumables Used

Changes to inventory are recorded in consumption of finished goods, raw materials and other consumables. Inventory consists of electric chargers and related parts, which are available for sale or for warranty requirements. Inventories are stated at the lower of cost or market. Cost is determined by the first‑in, first‑out method. Inventory that is sold to third parties is included within changes in inventories and raw materials and consumables used. We periodically review for slow‑moving, excess or obsolete inventories. Products that are determined to be obsolete, if any, are written down to net realizable value.

Employee Benefits

Employee benefits consist primarily of wages and salaries, share‑based payment plan expenses and social security. We have 5 different share‑based plans: (i) 2018 Legacy Stock Option Program for Founders; (ii) 2020 Legacy Stock Option Program for Employees (“ESOP”); (iii) 2018 Legacy Stock Option Program for Management (“MSOP”); (iv) Wallbox N.V. Amended & Restated 2021 Employee Stock Purchase Plan; and (v) Wallbox N.V. 2021 Equity Incentive Plan (“RSU”). For the MSOP, ESOP and RSU we record share‑based payments based on the estimated fair value of the award at the grant date. It is recognized as an expense in the consolidated statements of profit or loss over the requisite service period. The estimated fair value of the award granted after the Business Combination is based on the market price of our common stock listed in the NYSE on the date of grant. Employee benefits also includes the impact from Coil and Ares earn‑outs to sellers as it is linked to their continued provision of services in future.

For the 2018 Legacy Stock Option Program for Founders, we record share‑based payments based on the estimated fair value using the American option chain and considering the conditions established in the plan. This plan is considered fully vested from their date of concession.

Other Operating Expenses

Other operating expenses primarily consist of professional services, marketing expenses, external temporary workers expense, delivery expense, insurance premiums and other expenses, including leases of machinery with lease terms of twelve months or less and leases of office equipment with low value, including IT equipment.

Amortization and Depreciation

Depreciation, amortization and accretion relates to our intangible assets, right‑of‑use assets, property and equipment.

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

Financial Income and Financial Expenses

Financial income consists of interest income on outstanding cash positions and fair value adjustments of derivative instruments and valuation of financial instruments. Financial expenses consist of interest expense on loan and borrowings including leases, fair value adjustments on the convertible bonds, valuation of financial instruments and the unwinding effect on the put option liabilities. During 2022 we finished implementing a cash pool system within our subsidiaries which we expect to reduce our net finance cost.

Change in Fair Value of Derivative Warrant Liabilities

Public and Private Warrants originally issued by Kensington to its public shareholders and its sponsors were converted on the closing date of the Business Combination, into a right to acquire one Class A Share (a “Wallbox Warrant”) on substantially the same terms as were in effect immediately prior to the closing date. These warrants were considered part of the net assets of Kensington at the time of the Business Combination. In addition, during 2023, Wallbox issued new warrants as part of the facility agreement with Banco Bilbao Vizcaya Argentaria, S.A. ("BBVA") entered into in February 2023. On February 9, 2023 the Company signed an agreement with BBVA granting BBVA an aggregate of 1,007,894 warrants exercisable for 1,007,894 Class A shares for an exercise price of 5.32 USD per share (the "BBVA Warrants"). The BBVA warrants are exercisable until February 9, 2033 unless earlier redeemed by the Company pursuant to the warrant agreement.

According to management’s assessment, both the Public and Private Warrants and BBVA Warrants fall within the scope of IAS 32 and have been classified as a derivative financial liability. In accordance with IFRS 9 guidance, derivatives that are classified as financial liabilities shall be measured at fair value with subsequent changes in fair value to be recognized in profit and loss.

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

Foreign Exchange Gains /(Losses)

Foreign exchange gains (losses) consist of realized and unrealized gains (losses) on foreign currency transactions and outstanding balances at year‑end.

Share of Loss of Equity‑Accounted Investees

Share of loss of equity‑accounted investees consists of recognized losses attributable to our 50% interest in Wallbox‑Fawsn Joint Venture started on June 15, 2019, and over which we have joint control and a 50% economic interest. The principal activity of the joint venture in China is the manufacture and sale of charging solutions with a clear focus on the automotive sector. Due to the losses realized by the JV, the investment value has been zero since the year ended December 31, 2020. During the first six months ended June 30, 2022, an investment was made, but immediately impaired to the recoverable amount to cover historical losses. On May 24, 2023, the Company sold its 50% interest in the JV for a consideration of €390,000, on which, an amount of €94,000 is expected to be collected within the next twelve months, with the remainder being a non-current receivable.

Income Tax Credit

Income tax credit relates to a percentage of research and development (“R&D”) related expenses that are expected to be eligible for tax deductions. As a deduction as a result of our tax residency in Spain, the tax credit is available as a deduction for certain eligible R&D expenses, including IT and product development.

Loss for the Year

Loss for the year consists of our operating loss, net financial loss, share of loss of equity‑accounted investees and income tax credit.

A.
Operating Results

Comparison of the years ended December 31, 2023 and 2022

The results of operations presented below should be reviewed in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this Annual Report. The following table sets forth our consolidated results of operations data for the years ended December 31, 2023 and 2022:

	Year Ended December 31,		Variance
	2023	2022	€	%
	(€ in thousands, except percentages)
Sales of goods	€129,416	€136,372	€(6,956)	(5)%
Sales of services	14,353	7,813	6,540	84%
Revenue	€143,769	€144,185	€(416)	(0)%
Changes in inventories and raw materials and consumables used	€(95,503)	€(85,605)	€(9,898)	12%
Employee benefits	(81,236)	(88,814)	7,578	(9)%
Other operating expenses	(59,788)	(91,555)	31,767	(35)%
Amortization and depreciation	(28,443)	(18,890)	(9,553)	51%
Net other income	14,260	1,844	12,416	673%
Operating loss	€(106,941)	€(138,835)	€31,894	(23)%
Financial income	€1,472	€2,307	€(835)	(36)%
Financial expenses	(15,247)	(7,998)	(7,249)	91%
Change in fair value of derivative warrant liabilities	6,476	80,748	(74,272)	(92)%
Foreign exchange gains/(losses)	1,466	(3,618)	5,084	(141)%
Net Financial Result	€(5,833)	€71,439	€(77,272)	(108)%
Share of loss of equity accounted investees	—	(330)	330	(100)%
Loss before Tax	€(112,774)	€(67,726)	€(45,048)	67%
Income tax credit	703	4,926	(4,223)	(86)%
Loss for the year	€(112,071)	€(62,800)	€(49,271)	78%

n/m = not meaningful

Revenues

Sales of goods revenue decreased by €(6,956) thousand, or (5)%, for the year ended December 31, 2023 as compared to the year ended December 31, 2022, primarily due to decreased sales of our residential chargers due to overall unfavorable macroeconomic environment.

Sales of services revenue increased by €6,540 thousand, or 84%, for the year ended December 31, 2023 as compared to the year ended December 31, 2022, primarily due to an increase in fees from installation services offered by us, including in connection with the services offered by COIL, a subsidiary we acquired in the second half of 2022.

Operating Loss

Expenses related to changes in inventories and raw materials and consumables used increased by €(9,898) thousand, or 12%, for the year ended December 31, 2023 as compared to the year ended December 31, 2022. These expenses increased, primarily as a result of expenses associated with the accelerated launch of new products and changes in product mix.

Employee benefits expense decreased by €7,578 thousand, or (9)%, for the year ended December 31, 2023 as compared to the year ended December 31, 2022, primarily due to a decrease in headcount with the aim to adapt the company structure to the market evolve and the impact of equity awards granted to employees and founders in 2022 as compared with the impact in 2023.

Other operating expenses decreased by €31,767 thousand, or (35)%, for the year ended December 31, 2023 as compared to the year ended December 31, 2022, primarily due to the impact of the project for operating expenses reduction launched in 2023.

Amortization and depreciation increased by €(9,553) thousand, or 51%, for the year ended December 31, 2023 as compared to the year ended December 31, 2022, primarily due to investments in machinery and tools for the manufactures of the Company.

Net other income increased by €12,416 thousand, or 673%, for the year ended December 31, 2023 as compared to the year ended December 31, 2022, primarily due to the negative goodwill related to ABL acquisition.

Net Financial Result

Financial income decreased by €(835) thousand for the year ended December 31, 2023 as compared to the year ended December 31, 2022, primarily resulting from the impact in 2022 of the revaluation of the put option on Electromaps, S.L.

Financial expenses increased by €(7,249) thousand for the year ended December 31, 2023 as compared to the year ended December 31, 2022, primarily due to the increase of interest rates and the increase of debt during the year.

Change in fair value of derivative warrant liabilities decreased by €(74,272) thousand for the year ended December 31, 2023 as compared to the year ended December 31, 2022, primarily due to the decrease in 2023 of the fair value of the outstanding warrants from their fair value in the previous period.

Foreign exchange gains decreased by €5,084 thousand for the year ended December 31, 2023 as compared to the year ended December 31, 2022, primarily due to fluctuations in GBP, USD and the Norwegian Krone against the Euro.

Income Tax Credit

Income tax credit decreased by €(4,223) thousand, or (86)%, for the year ended December 31, 2023 as compared to the year ended December 31, 2022, primarily due to the recognition of a tax credit receivable for certain R&D expenses, which in 2022 were exceptionally high because we met certain conditions. No deferred tax assets were recorded for losses carried forward and hence that no regular corporate income charge is recorded in both years.

Comparison of the years ended December 31, 2022 and 2021

The results of operations presented below should be reviewed in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this Annual Report. The following table sets forth our consolidated results of operations data for the years ended December 31, 2022 and 2021:

	Year Ended December 31,		Variance
	2022	2021	€	%
	(€ in thousands, except percentages)
Sales of goods	€136,372	€69,105	€67,267	97%
Sales of services	€7,813	2,474	€5,339	216%
Revenue	€144,185	€71,579	€72,606	101%
Changes in inventories and raw materials and consumables used	€(85,605)	€(44,253)	€(41,352)	93%
Employee benefits	€(88,814)	(29,666)	€(59,148)	199%
Other operating expenses	€(91,555)	(43,405)	€(48,150)	111%
Amortization and depreciation	€(18,890)	(8,483)	€(10,407)	123%
Net other income	€1,844	656	€1,188	181%
Operating loss	€(138,835)	€(53,572)	€(85,263)	159%
Financial income	€2,307	€155	€2,152	1388%
Financial expenses	€(7,998)	(32,068)	€24,070	(75)%
Change in fair value of derivative warrant liabilities	€80,748	(68,953)	€149,701	(217)%
Share listing expense	—	(72,172)	€72,172	(100)%
Foreign exchange gains/(losses)	€(3,618)	1,026	€(4,644)	(453)%
Net Financial Loss	€71,439	€(172,012)	€243,451	(142)%
Share of loss of equity‑accounted investees	€(330)	—	€(330)	n/m
Loss before Tax	€(67,726)	€(225,584)	€157,858	(70)%
Income tax credit	€4,926	1,807	€3,119	173%
Loss for the year	€(62,800)	€(223,777)	€160,977	(72)%

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

Share listing expense for the year ended December 31, 2021 corresponded to a one‑time, non‑cash listing expense of €72,172 thousand that was recognized in accordance with IFRS 2 as part of the Business Combination.

Foreign exchange gains decreased by €4,644 thousand for the year ended December 31, 2022 as compared to the year ended December 31, 2021, primarily due to fluctuations in GBP, USD and the Norwegian Krone against the Euro.

Share of Loss of Equity‑Accounted Investees

Share of loss of equity‑accounted investees increased by €330 thousand, or 100%, for the year ended December 31, 2022 as compared to the year ended December 31, 2021, as a result of a net book value of the Joint Venture as of December 31, 2022.

Income Tax Credit

Income tax credit increased by €3,119 thousand, or 173%, for the year ended December 31, 2022 as compared to the year ended December 31, 2021, primarily due to the recognition of a tax credit receivable for certain R&D expenses. No deferred tax assets were recorded for losses carried forward and hence that no regular corporate income charge is recorded in both years.

Operating Results by Segments

EMEA Segment

Comparison of the years ended December 31, 2023 and 2022

The following table presents our results of operations at a segment level for EMEA for the years ending December 31, 2023 and 2022:

	Year Ended December 31,		Variance
	2023	2022	€	%
	(€ in thousands, except percentages)
Revenue	€121,048	€140,145	€(19,097)	(14)%
Changes in inventories and raw materials and consumables used	€(81,453)	€(88,104)	€6,651	(8)%
Employee benefits	(61,103)	(74,895)	13,792	(18)%
Other operating expenses	(50,717)	(72,844)	22,127	(30)%
Amortization and depreciation	(25,478)	(17,058)	(8,420)	49%
Net other income	14,176	1,508	12,668	840%
Operating loss	€(83,527)	€(111,248)	€27,721	(25)%

Revenue decreased by €(19,097) thousand, or (14)%, for the year ended December 31, 2023 as compared to the year ended December 31, 2022, primarily due to decreased sales of our residential chargers.

Expenses related to changes in inventories and raw materials and consumables used decreased by €6,651 thousand, or (8)%, for the year ended December 31, 2023 as compared to the year ended December 31, 2022. These expenses increased primarily as a result of expenses associated with the accelerated launch of new products and changes in product mix.

Employee benefits expense decreased by €13,792 thousand, or (18)%, for the year ended December 31, 2023 as compared to the year ended December 31, 2022, primarily due to a decrease in headcount with the aim to adapt the company structure to the market evolve and the impact of equity awards granted to employees and founders in 2022 as compared with the impact in 2023.

Other operating expenses decreased by €22,127 thousand, or (30)%, for the year ended December 31, 2023 as compared to the year ended December 31, 2022, primarily due to the impact of the project for Opex reduction launched in 2023.

Comparison of the years ended December 31, 2022 and 2021

The following table presents our results of operations at a segment level for EMEA for the years ending December 31, 2022 and 2021:

	Year Ended December 31,		Variance
	2022	2021	€	%
	(€ in thousands, except percentages)
Revenue	€140,145	€74,279	€65,866	89%
Changes in inventories and raw materials and consumables used	€(88,104)	€(47,056)	€(41,048)	87%
Employee benefits	€(74,895)	(27,130)	(47,765)	176%
Other operating expenses	€(72,844)	(42,273)	(30,571)	72%
Amortization and depreciation	€(17,058)	(8,214)	(8,844)	108%
Net other income	€1,508	962	546	57%
Operating loss	€(111,248)	€(49,432)	€(61,816)	125%

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

NORAM Segment

Comparison of the years ended December 31, 2023 and 2022

The following table presents our results of operations at a segment level for NORAM for the years ending December 31, 2023 and 2022:

	Year Ended December 31,		Variance
	2023	2022	€	%
	(€ in thousands, except percentages)
Revenue	€25,770	€23,552	€2,218	9%
Changes in inventories and raw materials and consumables used	€(17,197)	€(15,787)	€(1,410)	9%
Employee benefits	(19,393)	(13,533)	(5,860)	43%
Other operating expenses	(10,318)	(21,026)	10,708	(51)%
Amortization and depreciation	(2,755)	(1,830)	(925)	51%
Net other income	119	335	(216)	(64)%
Operating loss	€(23,774)	€(28,289)	€4,515	(16)%

n/m = not meaningful

The increase in revenues of €2,218 thousand for the year ended December 31, 2023 as compared to the year ended December 31, 2022 is driven by the expansion of our sales presence across the region.

Employee benefits expense increased by €(5,860) thousand, or 43%, for the year ended December 31, 2023 as compared to the year ended December 31, 2022, primarily due to an increase in personnel expenses stemming from hiring of employees to support our growth and the compensation expense from our benefits plans, primarily equity awards granted to employees.

Operating loss decreased by €4,515 thousand, or (16)%, for the year ended December 31, 2023 as compared to the year ended December 31, 2022, primarily due to an increase in Employee benefits as disclosed above and a reduction in other operating expenses as a consequence of the impact of project for operating cost reduction launched in 2023.

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

APAC Segment

Comparison of the years ended December 31, 2023 and 2022

The following table presents our results of operations at a segment level for APAC for the years ended December 31, 2023 and 2022:

	Year Ended December 31,		Variance
	2023	2022	€	%
	(€ in thousands, except percentages)
Revenue	€1,713	€414	€1,299	314%
Changes in inventories and raw materials and consumables used	€(615)	€(16)	€(599)	3744%
Employee benefits	(740)	(386)	(354)	92%
Other operating expenses	(543)	(113)	(430)	381%
Amortization and depreciation	(210)	(2)	(208)	10400%
Net other income	(1)	1	(2)	(200)%
Operating loss	€(396)	€(102)	€(294)	288%

n/m = not meaningful

The increase in revenue of €1,299 thousand for the year ended December 31, 2023 as compared to the year ended December 31, 2022 is due to the revenue generated by the new subsidiary in Australia.

Comparison of the years ended December 31, 2022 and 2021

The following table presents our results of operations at a segment level for APAC for the years ending December 31, 2022 and 2021:

	Year Ended December 31,		Variance
	2022	2021	€	%
	(€ in thousands, except percentages)
Revenue	€414	€298	€116	39%
Changes in inventories and raw materials and consumables used	€(16)	€(19)	€3	(16)%
Employee benefits	(386)	(227)	(159)	70%
Other operating expenses	(113)	(63)	(50)	79%
Amortization and depreciation	(2)	(1)	(1)	100%
Net other income	1	—	1	n/m
Operating loss	€(102)	€(12)	€(90)	750%

n/m = not meaningful

We had revenue of €414 thousand for the year ended December 31, 2022 and €298 thousand the year ended December 31, 2021, the increase was primarily a result of the expansion of our sales in this region. The fluctuation of the operating results for the year ended December 31, 2022 is as a consequence of our growth in this segment.

Reconciliations of Non‑IFRS and Other Financial and Operating Metrics

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS financial measures, which is loss for the year:

For additional information about our use of Adjusted EBITDA, please refer to “Presentation of Financial and Other Information.”

	2023	2022	2021
	(€ in thousands)
Loss for the year	€(112,071)	€(62,800)	€(223,777)
Income tax credit	€(703)	€(4,926)	€(1,807)
Amortization and depreciation	€28,443	€18,890	€8,483
Financial income	€(1,472)	€(2,307)	€(155)
Financial expenses(1)	€15,247	€7,998	€6,576
EBITDA	€(70,556)	€(43,145)	€(210,680)
Fair value adjustment of convertible bonds(2)	€—	€—	€25,491
Change in fair value of derivative warrant liabilities(3)	€(6,476)	€(80,748)	€68,953
Share listing expense(4)	€—	€—	€72,172
Foreign exchange gains/(losses)	€(1,466)	€3,618	€(1,026)
Share based payment expenses(5)	€14,191	€32,625	€2,455
Transaction costs relating to the Business Combination(6)	€—	€—	€8,046
Other items(7)	€(3,094)	€(1,844)	€(656)
Negative goodwill(8)	€(11,166)	€—	€—
One-time expenses(9)	€3,031	€—	€—
Other non-cash expenses(10)	€1,360	€—	€—
Adjusted EBITDA	€(74,176)	€(89,494)	€(35,245)

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
(5)
Represents share based payments expense. Please refer to Note 21 to our consolidated financial statements include elsewhere in this Annual Report.
(6)
Represents expenses related to the Business Combination.

(7)
Other items consists of all other income and expenses linked to activities that are outside the core of our operating activities and may include income or losses related to gain or loss of assets, liabilities, grants. The amounts set forth in the table above represent net other income for the periods presented.
(8)
Negative goodwill related to the ABL acquisition.
(9)
One-time expenses consist of legal expenses related to reduction in workforce process initiated in January 2023 and completed in March 2023, severance payments to the employees that have left the Company and the provision for indemnities related to litigation involving certain former employees.
(10)
Other non-cash expenses consist of non-cash expenses related to the ESPP plan launched in January 2023.

B.
Liquidity and Capital Resources

Sources of Liquidity

We have a history of operating losses and negative operating cash flows. We have experienced net losses and significant cash outflows from cash used in operating activities over the past years as we have been investing significantly in the development of our EV charging products. During the year ended December 31, 2023, we incurred a loss for the year of €112.1 million and net cash used in operating activities of €64.1 million. As of December 31, 2023, we had cash and cash equivalents of €101.2 million, outstanding non‑current loans and borrowings of €90.6 million and an accumulated deficit of €420.2 million.

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

Our primary sources of liquidity have historically been cash generated from operations, the issuance of debt and equity instruments and under bank loans, as described below.

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

On December 5, 2022, we completed a private placement of our Class A Shares and issued and sold 8,176,694 Class A Shares for aggregate gross proceeds of $43.5 million (€41.7 million) to certain existing investors and strategic partners at a price of $5.32 per share. Investors in the transaction included, among others, Iberdrola and Kensington Capital Partners, both strategic partners and current shareholders, Infisol 3000 and Orilla Asset Management, S.L., current shareholders each of which have a seat on our Board, and Enric Asunción, Co-founder and CEO of the Company.

On December 30, 2022, we entered into a loan agreement with Banco Santander, S.A. for a loan in the amount of €17.9 million with a maturity date in 2029.

On February 9, 2023 (the “BBVA Facility Closing Date”), Wallbox, as guarantor, and its wholly‑owned direct Spanish subsidiary, Wall Box Chargers, S.L.U., as borrower (“Wall Box Chargers”) entered into a Facility Agreement (the “BBVA Facility Agreement”) with Banco Bilbao Vizcaya Argentaria S.A. (“BBVA”). The BBVA Facility Agreement provides for an aggregate term loan commitment of €25.0 million (the “BBVA Facility”), and we received net borrowings of €24.6 million after deducting fees and expenses. As of December 31, 2023, we had €25.0 million of borrowings outstanding under the BBVA Facility.

The BBVA Facility is secured by certain intellectual property rights. The BBVA Facility matures on the fourth anniversary of the BBVA Facility Closing Date and under certain circumstances may be extended to mature on the fifth anniversary of the BBVA Facility Closing Date. Wall Box Chargers is permitted to prepay the BBVA Facility in whole or in part upon notice thereof in accordance with the terms of the BBVA Facility Agreement. Upon an event of default specified in the BBVA Facility Agreement that remains uncured after 15 business days, the BBVA Facility may become due and payable in full upon provision of notice thereof in accordance with the terms of the BBVA Facility Agreement. The BBVA Facility Agreement contains affirmative and negative covenants, including without limitation a minimum cash requirement and restrictions on incurrence of additional debt, liens, fundamental changes, asset sales, restricted payments and transactions with affiliates. The BBVA Facility Agreement also contains financial covenants regarding maintenance as of the end of each fiscal quarter of a maximum senior net debt to gross profit ratio ranging from 1.60x in 2023 to 0.60x in 2026 and thereafter and a minimum level of shareholders’ equity of 0.00. The BBVA Facility Agreement is governed by Spanish law. On December 22, 2023 we obtained a waiver issued by BBVA regarding the compliance with the covenants under the agreements governing our indebtedness. As of December 31, 2023, we were in compliance with the covenants under the BBVA Facility.

Substantially concurrently with the closing of the BBVA Facility Agreement and in consideration thereof, we entered into a Warrant Agreement (the “Warrant Agreement”) and Subscription Agreement (the “Subscription Agreement”) with BBVA (together with its assignees, the “Warrantholder”) pursuant to which we issued to the Warrantholder, and the Warrantholder subscribed for and acquired, an aggregate of 1,007,894 warrants exercisable for 1,007,894 Class A Shares, for an exercise price of $5.32 per share. Pursuant to the Subscription Agreement, we agreed to file a registration statement for the resale of the Class A Shares issuable upon exercise of the Warrant. The Warrant Agreement provides for a redemption right in favor of Wallbox when the Class A Shares achieve a value of $11.00 per share.

On April 3, 2023, we entered into an Equity Distribution Agreement (the “Equity Distribution Agreement”) with Canaccord Genuity LLC (“Canaccord”) and Oppenheimer & Co. Inc. (“Oppenheimer”) with respect to the offer and sale of our Class A Shares, with aggregate offering price of up to $100 million (the “ATM Offering”), from time to time, establishing an at the market program under which Canaccord and Oppenheimer will act as sales agents (the “Sales Agents”). The sales, if any, of the Class A Shares under the Equity Distribution Agreement will be made by any method permitted that is deemed an “at the market offering” as defined in Rule 415(a)(4) under the Securities Act, or, in negotiated transactions or block transactions. The Equity Distribution Agreement provides that the commission payable to the Sales Agents for sales of our Class A Shares shall be up to three percent (3.0%) of the gross sales proceeds for any Class A Shares sold through the Sales Agent pursuant to the Equity Distribution Agreement. During the year ended December 31, 2023, we sold 2,630,076 Class A Shares resulting in $7,526 million (€6,876 million) in net proceeds, after deducting the commission and expenses payable to the Sales Agent in connection with such sales.

On June 15, 2023, we closed a private placement of Class A Shares, pursuant to which we sold 18,832,432 Class A Shares for aggregate gross proceeds of $48.6 million (€44.9 million) to certain existing investors and strategic partners at a price of $2.58 per share. Pursuant to the registration rights we agreed to as part of the private placement, we filed a registration statement for the resale of the Class A Shares purchased in the private placement on July 19, 2023.

On October 16, 2023, we, our wholly owned subsidiary, Wallbox USA, Inc. (“Wallbox USA”), and Wall Box Chargers, entered into agreements (the “October 2023 Facility Agreements”) that provide for: (i) a syndicated loan with Instituto de Crédito Oficial E.P.E., Institut Català de Finances, Mora Banc Grup SA and EBN Banco de Negocios, S.A. (“EBN Banco”) as funding entities, EBN Banco as coordinating entity and agent, Wallbox Spain as borrower and Wallbox USA and Wallbox as guarantors; and (ii) a loan with Compañía Española de Financiación Del Desarrollo COFIDES, S.A., S.M.E., as funding entity, EBN Banco as coordinating entity, Wallbox USA as borrower and Wallbox Spain and Wallbox as guarantors. The October 2023 Facility Agreements provide for an aggregate term loan commitment of €35.0 million (the “October 2023 Term Loan”), which aggregate amount was elected to be drawn on October 14, 2023. As of December 31, 2023, we had €35.0 million of borrowings outstanding under the October 2023 Term Loan.

Principal outstanding under the October 2023 Term Loan will accrue interest on a daily basis at a rate equal to three-month EURIBOR plus an amount equal to 3.25% per annum, provided that, the October 2023 Facility Agreements also include sustainability-linked pricing adjustments and, as to Facility Agreement 2, pricing adjustments related to sales in the United States. The Term Loan will be secured by the property assets that are acquired in Barcelona with the proceeds under the October 2023 Term Loan, the bank accounts related to the October 2023 Facility Agreements and the credit rights under the insurance agreements related to the property assets to be secured. The October 2023 Term Loan matures on the fifth anniversary of October 16, 2023. The relevant borrower is permitted to prepay the October 2023 Term Loan in whole or in part upon notice thereof in accordance with the terms of the October 2023 Facility Agreements. The October 2023 Facility Agreements also contain covenants that require, based on Wallbox’s audited consolidated financial statements, a total debt to equity ratio ranging from 2.00x or less in 2023 to 1.20x or less in 2026 and thereafter, and a net debt to equity ratio ranging from 1.40x or less in 2023 to 0.90x or less in 2026 and thereafter, as well as other affirmative and negative covenants and customary events of default. As of December 31, 2023, we were in compliance with the covenants under the October 2023 Facility Agreement.

On December 13, 2023 we closed a private placement of Class A Shares, pursuant to which we sold 10,360,657 Class A Shares for aggregate gross proceeds of $31.6 million (€29.3 million) to certain existing investors and Generac Power Systems, Inc. ("Generac") at a price of $3.05 per share. Pursuant to the registration rights we agreed to as part of the private placement we field a registration statement for the resale of the Class A Shares purchased in the private placement on January 12, 2024. Substantially concurrently with the closing of the transaction several agreements have been entered into by the Company.
We believe that our sources of liquidity and capital will be sufficient to meet our business needs for at least the next twelve months. We also expect these sources of liquidity will be sufficient to fund our long‑term contractual obligations and capital needs. However, this is subject, to a certain extent, to general economic, financial, competitive, regulatory and other factors that are beyond our control. If we are unable to generate sufficient cash flows from operations in the future, we may have to obtain additional financing, which may include equity or debt issuances and/or credit financing. If we obtain additional capital by issuing equity, the interests of our existing shareholders will be diluted and, if we incur additional indebtedness, that indebtedness may contain significant financial and other covenants that may significantly restrict our operations. We cannot assure you that we could obtain additional financing on favorable terms or at all.

Contractual Obligations and Commitments

As of December 31, 2023, we had contractual obligations to purchase, construct or develop property, plant and equipment assets, for an amount of €775 thousand (€3,318 thousand as of December 31, 2022) and commitments for the acquisition of intangible assets of €1,127 thousand (€1,728 thousand as of December 31, 2022). These commitments mainly correspond to the work that, as of December 31, 2023, are being executed in the investments in machinery and tools for the factories located in Texas and Barcelona. Please refer to Note 8, “Property, Plant and Equipment,” and Note 10, “Intangible Assets and Goodwill,” of the consolidated financial statements included elsewhere in this Annual Report for more information.

Additionally, our lease agreements provide for lease obligations and the future interest payable under these agreements is as set forth in the table below. Please refer to Note 9, “Assets for Rights of Use and Lease Liabilities” of the consolidated financial statements included elsewhere in this Annual Report for more information.

	Payments due by period
	Total	Less than 1 year	1-2 years	2-5 years	More than 5 years
	(€ in thousands)
Lease obligations	€51,535	€6,830	€5,760	13,925	25,020

Capital Expenditures

For the year ended December 31, 2023, our capital expenditures for property, plant and equipment were €9,106 thousand. We expect to spend approximately €13 million in 2024 for capital expenditures, primarily related to machinery and tools for our factories and intend to fund these expenditures with borrowings under financing facilities.

Liquidity Policy

As an early‑stage company, we maintain a strong focus on liquidity and define our liquidity risk tolerance based on uses and sources to maintain a sufficient liquidity position to meet our obligations under both normal and stressed conditions. We manage our liquidity to provide access to sufficient funding to meet our business needs and financial obligations, as well as capital allocation and growth objectives.

Cash Flow Summary

Comparison of the years ended December 31, 2023 and 2022

The following table summarizes our cash flows for the years ended December 31, 2023 and 2022:

	Year Ended December 31,		Variance
	2023	2022	€	%
	(€ in thousands, except percentages)
Net cash used in operating activities	€(64,100)	€(136,292)	€72,192	53%
Net cash used in investing activities	€(54,145)	€(13,959)	€(40,186)	(288)%
Net cash from financing activities	€140,631	€111,747	€28,884	26%

Operating Activities

Net cash used in operating activities decreased by €72,192 thousand, or 53%, for the year ended December 31, 2023 as compared to year ended December 31, 2022, primarily due to the general decrease in demand and the net impact of decrease in inventories by €97,175 thousand as part of our cost savings and working capital initiatives during 2023 and reduced demand during 2023, decreases in trade and other financial receivables of €14,504 thousand and decrease in trade and other financial payables of €52,140 thousand.

Investing Activities

Net cash used in investing activities increased by €40,186 thousand, or 288%, for the year ended December 31, 2023 as compared to the year ended December 31, 2022, primarily due to the net impact of a reduction of proceeds from sale of financial assets that occurred in 2022 for a net amount of €52,544 thousand and for the €9,979 thousand payment in 2023 in connection with the ABL Acquisition.

Financing Activities

Net cash from financing activities of December 31, 2023 increased by €28,884 thousand or 26% for the year ended December 31, 2023 as compared to year ended December 31, 2022, primarily due to the increase of proceeds in 2023 from issuing equity instruments in private placement securities offerings that resulted in aggregate net proceeds of €32,516 thousand.

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

C.
Research and Development, Patents and Licenses, etc.

For information regarding research and development policies for the last three years, Please refer to Item 4, “Information on the Company—Business Overview.”

D.
Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2022 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

We will remain an emerging growth company until the earliest to occur of: (1) the last day of the fiscal year in which we have more than $1.235 billion in annual revenue; (2) the date on which we are deemed to be a “large accelerated filer,” which would occur if the market value of our equity securities held by non‑affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter; (3) the date on which we have issued more than $1.0 billion in non‑convertible debt securities during the prior three‑year period; and (4) the last day of the fiscal year ending after the fifth anniversary of Kensington’s initial public offering, or March 2, 2026.

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

Off Balance Sheet Arrangements

None.

Item 6. Directors, Senior Management and Employees

A.
Directors and Senior Management

The following table lists the names, ages and positions of those individuals who serve as our directors and executive officers as of December 31, 2023. The Board is comprised of nine directors. The Board consists of an executive director and eight non‑executive directors.

Name	Age	Position
Executive Officers
Enric Asunción Escorsa	38	Chief Executive Officer, Director
Jordi Lainz	55	Chief Financial Officer
Eduard Castañeda	38	Chief Innovation Officer
Board Members
Enric Asunción Escorsa	38	Executive Director
Beatriz González Ordóñez	49	Non‑executive Director
Francisco Riberas	59	Non‑executive Director
Anders Pettersson	64	Non‑executive Director
César Ruipérez Cassinello	40	Non‑executive Director
Pol Soler	43	Non‑executive Director
Donna J. Kinzel	56	Non‑executive Director
Justin Mirro	55	Non-executive Director
Dr. Dieter Zetsche	70	Non-executive Director

Executive Officers

Enric Asunción Escorsa. Mr. Asunción is the Chief Executive Officer and Executive Director of the Board. Mr. Asunción is a Wallbox co‑founder and has served as our Chief Executive Officer and as a member of the Board since 2015. Previously, Mr. Asunción served as Program Manager of Charging Installations at Tesla, Inc., an American electric vehicle and clean energy company, from June 2014 to June 2015. Prior to Tesla, Inc., Mr. Asunción worked as an engineer at Applus+ IDIADA, an engineering company providing design, testing, engineering and homologation services to the automotive industry, from July 2011 to June 2014. Mr. Asunción holds an Engineering degree from Universitat Politecnica de Catalunya (DNF). We believe Mr. Asunción is well qualified to serve on the Board due to the perspective and experience he brings as our Chief Executive Officer and co‑founder and his extensive experience in the automotive industry.

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

Eduard Castañeda. Mr. Castañeda is the Chief Innovation Officer. Mr. Castañeda is a Wallbox co‑founder and has served as our Chief Innovation Officer since November 2022, and was formerly Chief Product officer from 2020 to 2022 and Chief Technology Officer from 2018 to 2020. Mr. Castañeda also served on the Board of directors as a technical director from 2015 to 2020. Prior to Wallbox, Mr. Castañeda served as a Track Engineering at TPV Racing, a company that introduced telemetry data into real‑time motorsports racing teams, from 2005 to 2015. Mr. Castañeda studied Industrial Engineering at the School of Industrial Engineering of Barcelona.

The Board

Anders Pettersson. Mr. Pettersson serves as a member of the Board. Mr. Pettersson is the former Chief Executive Officer of Thule, a leading automotive aftermarket company. Under Mr. Pettersson’s leadership, he transformed Thule from an automotive aftermarket accessories business into a lifestyle consumer brand company. Mr. Pettersson brings over 30 years of experience in sourcing, evaluating and acquiring automotive businesses around the world. Mr. Pettersson has served as Chairman of Brink Group B.V., a leading towing hitch business in Europe, from 2014 to 2021, and has served as a director at ZetaDisplay AB since 2014, at KlaraBo Sverige AB from 2014 to 2021, at Skabholmen Invest AB since 2009 and at PS Enterprise AB since 2005. As noted above, Mr. Pettersson served as Chief Executive Officer of Thule from 2002 to 2010, where he oversaw international expansion through the strategic acquisitions of Konig, Omnistor, Case Logic, TrackRac and Sportrack.

Mr. Pettersson has also served as Chief Executive Officer of Hilding Anders AB from 2011 to 2014 and Capital Safety Group Inc. from 2010 to 2012, and previously held executive and managerial positions with AkzoNobel N.V. and Trelleborg AB. Mr. Pettersson served as a director of Pure Safety from 2010 to 2020, a director of Pure Power from 2016 to 2019, a director of Alite International AB from 2014 to 2019, a director of Victoria Park AB from 2011 to 2019, Chairman of the board of directors of Hilding Anders AB from 2012 to 2014 and a member of the operating review board of Arle Capital Partners Limited from 2012 to 2014. Mr. Pettersson holds a Master of Science in Civil Engineering and Bachelor of Science in Business and Economics from Lund University. We believe Mr. Pettersson is qualified to serve on the Board because his extensive experience in the automotive industry. We believe Mr. Pettersson is well qualified to serve on the Board based on his extensive experience include sourcing, evaluating and acquiring automotive businesses.

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

Francisco Riberas. Mr. Riberas serves as a member of the Board. Mr. Riberas has been on the board of directors of Gestamp, a Spanish multinational engineering company, since its incorporation in 1997 and was appointed to Executive Chairman on March 23, 2017. Mr. Riberas holds a Law degree and Economics and Business Administration degree from Comillas Pontifical University. Mr. Riberas began his professional career in the Gonvarri Group as director of Corporate Development and later as Managing Director. In 1977, Mr. Riberas formed Gestamp. Mr. Riberas sits on the management bodies of other Gestamp affiliates and of companies in Acek Group, including in the Gonvarri Group, Acek Energias Renovables and Inmobiliaria Acek. He is also a member of other boards of directors, including Telefonica and CIE Automotive. In addition, he is chairman of Endeavor Foundation, chairman of the Spanish Association of Automotive Suppliers (Sernauto) and chairman of the Fundación Consejo España China. We believe that Mr. Riberas is qualified to serve on the Board because of his extensive experience in the automobile industry.

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

Donna J. Kinzel. Ms. Kinzel serves as a member of the Board. Ms. Kinzel is the Chief Financial Officer of Ursuline Academy in Wilmington, Delaware. In her role, she is responsible for all aspects of Ursuline Academy’s financial and operating functions to ensure support of the school’s mission, core values, and strategic plan. Prior to her current role, Ms. Kinzel served as Senior Vice President, Chief Financial Officer and Treasurer at Pepco Holdings. In this role, she oversaw the financial planning and analysis, operational finance, accounting, treasury and risk management functions for Pepco Holdings. Ms. Kinzel was elected as the chair of our audit committee in 2022, and brings with her an extensive history of accounting and finance with large, public organizations. We believe Ms. Kinzel’s expertise has helped us and will continue to help us to develop best practices as a public company.

Justin Mirro serves as a member of the Board. Mr. Mirro is the Founder of Kensington Capital Partners LLC, where he has served as President since 2015 has advised on over $70 billion of M&A, debt, equity and restructuring transactions for automotive assemblers, suppliers, the aftermarket and dealerships. Mr. Mirro spent almost 20 years as an automotive investment banker for various global banks including The Royal Bank of Canada, Jefferies & Company, Moelis & Company and Salomon Smith Barney. He also brings a vast personal network of industry leaders throughout the automotive supply chain which will assist as Wallbox further expands in North America operationally and with institutional investors. Mr. Mirro is a member of the board of Amprius Technologies (NYSE: AMPX) and former member of the board of Quantumscape (NYSE: QS).We believe Mr. Mirro is well qualified to serve on our board of directors based on his extensive experience in financing in the automotive and automotive-related sector.

Dieter Zetsche serves as a member on the Board. Mr. Zetsche is Chairman of TUI AG (XETRA: TUI1) and holds several other board positions both as a member and advisor. With over 45 years of automotive experience, first joining the research department of Daimler-Benz AG in 1976, Dr. Zetsche will bring unrivaled industry expertise to Wallbox as the company continues to expand partnerships with leading OEMs globally. Notably Dr. Zetsche has been a member of the Board of Management of Daimler AG since December 1998 and was Chairman of the Board of Management of Daimler AG from January 2006 until May 2019, during which he was also Head of Mercedes-Benz Cars. We believe Dr. Zetsche is well qualified to serve on our board of directors based on his extensive experience in the automobile sector.

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

In December 2023, a letter agreement between Kariega Ventures, S.L. (“Kariega”), a major shareholder of Wallbox N.V., which is controlled by Mr. Asunción, and Wallbox N.V. was executed, pursuant to which Kariega, and Wallbox N.V. agreed to take best efforts to support the election of one director as Generac Power "Systems,"Inc. ("Generac") may designate, for so long as Generac owns shares representing 3% of the share capital outstanding of Wallbox N.V.

B.
Compensation

We set out below the amount of compensation paid and benefits in kind provided by us or our subsidiaries to our executive officers and members of the Board for services in all capacities to us or our subsidiaries for the year ended December 31, 2023, as well as the amount contributed by us or our subsidiaries to retirement benefit plans for our executive officers and members of the Board.

Compensation of Our Executive Officers

The amount of compensation, including benefits in kind, accrued or paid to our executive officers with respect to the year ended December 31, 2023 is described in the table below:

All executives
(€ in thousands)
Periodically‑paid remuneration	€714
Bonuses	€218
Share based payments	€1,388
Additional benefit payments(1)	—
Total compensation	€2,320

(1)
No amounts were set aside or accrued by Wallbox in 2023 to provide pension, retirement or similar benefits for our executive officers.

Remuneration for Members of the Board

The compensation of the executive directors shall be determined by the Board with observance of the remuneration policy adopted by the General Meeting at the proposal of the Board. The executive directors shall not participate in the deliberations and decision‑making regarding the determination of the remuneration of the executive directors. The compensation of the non‑executive directors shall be determined by the Board with observance of the remuneration policy adopted by the General Meeting.

Any compensation in the form of our Shares or rights to subscribe for our Shares will be subject to the approval of the General Meeting. Such proposal shall state at least the maximum number of Shares or rights to subscribe for Shares that may be granted to directors and the criteria for making or amending such grants.

Our remuneration policy authorizes the Board to determine the amount, level and structure of the compensation packages of our directors at the recommendation of our compensation committee. These compensation packages may consist of a mix of fixed and variable compensation components, including base salary, short‑term incentives, long‑term incentives, fringe benefits, severance pay and pension arrangements, as determined by the Board.

With respect to the year ended December 31, 2023, our non‑executive directors are entitled to receive the cash compensation, as described in the table below (in Euros thousand):

Non‑executive director	Member of the Board		Member of the Compensation Committee		Member of the Audit Committee		Member of the Nominating and Governance Committee		Total
Beatriz González Ordóñez	€40		€—		€5		€5		€50
Francisco Riberas	€40		€7	(*) (**)	€—		€—		€47
Anders Pettersson	€60	(*)	€5		€—		€—		€65
César Ruipérez Cassinello	€40		€—		€—		€7	(*)	€47
Pol Soler	€40		€6	(*) (**)	€2	(**)	€5		€53
Donna Kinzel	€40		€1	(**)	€15	(*)	€—		€56
Justin Mirro	€31	(**)	€—		€3	(**)	€—		€34
Dr. Dieter Zetsche	€31	(**)	€—		€—		€—		€31

(*) Chairman of the Board or the applicable committee.

(**) Pro‑rated amount based on the time served on the Board or applicable committee during 2023.

Equity Awards

Our founders, directors and executive officers held the following stock options (both vested and unvested) as of December 31, 2023:

Beneficiary	Grant date	Number of options outstanding	Strike price
Enric Asunción Escorsa(*)	April 6, 2022	775,267	€1.93
Jordi Lainz	October 1, 2021	1,283,049	€0.0021
Jordi Lainz	April 8, 2022	291,667	—
Eduard Castañeda(*)	April 6, 2022	238,342	€1.93

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

Our shareholders approved at our annual general meeting held in May 2023 a compensation program for our non-executive directors that provides for an initial equity award upon such director’s appointment to the Board and an annual equity award. The maximum aggregate amount that can be awarded under this compensation program is 250,899 restricted share units (“RSUs”).

Wallbox Legacy Employee Stock Option Programs

Prior to the Business Combination, certain beneficiaries were given the opportunity to participate in an Employee Stock Option Program (the “Legacy Stock Option Program”) as part of a long‑term equity incentive scheme. The Legacy Stock Option Program consists of three different programs: one for founders, one for management and one for other employees. The Legacy Stock Option Program for founders was adopted by our shareholders in June 2021. The Legacy Stock Option Program for management was adopted by our shareholders in July 2018. The Legacy Stock Option Program for employees was adopted by our shareholders in May 2020.

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

In accordance with the terms of the Legacy Stock Option Programs for employees, participants were entitled to execute their vested shares at the occurrence of an “Exit Event” and were not exercisable until an “Exit Event” occurs. Notwithstanding the foregoing, following the consent of each individual award holder, this “Exit Event” requirement was waived and the stock options will instead become vested and exercisable based on the conditions applicable to such stock options as of immediately prior to the Business Combination without regard to the “Exit Event” condition.

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

Wallbox N.V. Amended and Restated 2021 Employee Stock Purchase Plan

In connection with the Business Combination, the Board adopted an employee stock purchase plan (as amended by the Board on December 14, 2022 and approved by our shareholders on May 30, 2023, the “ESPP”) in order to facilitate employees of ours and our affiliates to purchase Class A Shares at a discount through payroll deductions and to benefit from share price appreciation, thus enhancing the alignment of employee and shareholder interests, which is essential to our long term success. The material terms of the ESPP are summarized below.

Summary of the ESPP

This section summarizes certain principal features of the ESPP. The summary is qualified in its entirety by reference to the complete text of the ESPP.

The ESPP is comprised of two distinct components in order to provide increased flexibility to grant the right to purchase shares of Class A Shares under the ESPP to U.S. and to non‑U.S. employees. Specifically, the ESPP authorizes (1) the grant of the right to purchase shares of Class A Shares by U.S. employees that are intended to qualify as rights granted pursuant to an “employee stock purchase plan” under Section 423 of the Code (the “Section 423 Component”), and (2) the grant of the right to purchase shares of Class A Shares that are not intended to qualify as rights granted pursuant to an “employee stock purchase plan” under Section 423 of the Code to facilitate participation for employees located outside of the U.S. who do not benefit from favorable U.S. federal tax treatment or who otherwise are not eligible or not intended to participate in the Section 423 Component and to provide flexibility to comply with non‑U.S. law and other considerations (the “Non‑Section 423 Component”). Where permitted under local law and custom, we expect that the Non‑Section 423 Component will generally be operated and administered on terms and conditions similar to the Section 423 Component.

Shares Available for Awards; Administration

A total of 8,545,209 shares were initially reserved for issuance under the ESPP, which was increased by 1,377,838 on January 1, 2022. In addition, the number of shares available for issuance under the ESPP will be annually increased on January 1 of each calendar year beginning in 2022 and ending on and including January 31, 2031, by an amount equal to the lesser of (A) 1% of the aggregate number of shares of Class A Shares outstanding on the final day of the immediately preceding calendar year and (B) such smaller number of shares as is determined by the Board. The Board or the compensation committee of the Board will administer and will have authority to interpret the terms of the ESPP and determine eligibility of participants. The compensation committee currently acts as the administrator of the ESPP.

Eligibility

We expect that substantially all of our employees will be eligible to participate in the ESPP.

However, an employee may not be granted rights to purchase stock under the ESPP if the employee, immediately after the grant, would own (directly or through attribution) stock possessing 5% or more of the total combined voting power or value of all classes of stock and other securities of Wallbox, or a parent or subsidiary corporation of Wallbox. Directors who are not employees are not eligible to participate. Employees who choose not to participate, or are not eligible to participate at the start of an offering period but who become eligible thereafter, may enroll in any subsequent offering period. Additionally, the plan administrator may provide that an employee will not be eligible to participate in an offering period under the Section 423 Component if (i) such employee is a highly compensated employee under Section 414(q) of the Code, (ii) such employee has not met a service requirement designated by the plan administrator, (iii) such employee’s customary employment is for twenty hours per week or less, (iv) such employee’s customary employment is for less than five months in any calendar year and/or (v) such employee is a citizen or resident of a non‑U.S. jurisdiction or the grant of a right to purchase shares of Class A Shares under the ESPP to such employee would be prohibited under the laws of such non‑U.S. jurisdiction or the grant of a right to purchase such shares under the ESPP to such employee in compliance with the laws of such non‑U.S. jurisdiction would cause the ESPP to violate the requirements of Section 423 of the Code.

Grant of Rights

Stock will be offered under the ESPP during offering periods. The length of the offering periods under the ESPP will be determined by the plan administrator and may be up to twenty‑seven months long. The plan administrator will establish one or more purchase periods within each offering period. The number of purchase periods within, and purchase dates during each offering period, will be established by the plan administrator prior to the commencement of each offering period. The length of the purchase periods will be determined by the plan administrator and may be up to twenty‑seven months long. Employee payroll deductions will be used to purchase shares on each purchase date during an offering period. The purchase dates for each offering period will be the final trading day of the purchase period or such other date as determined by the plan administrator. Payroll deductions for each offering periods under the ESPP will commence for a participant on the first regular payday following the applicable enrollment date of an offering period and will end on the last such payday in the offering period to which such participant’s authorization is applicable, unless sooner terminated or suspended by the participant or plan administrator under the ESPP. The plan administrator may, in its discretion, modify the terms of future offering periods. In non‑U.S. jurisdictions where participation in the ESPP through payroll deductions is prohibited, the plan administrator may provide that an eligible employee may elect to participate through contributions to the participant’s account under the ESPP in a form acceptable to the plan administrator in lieu of or in addition to payroll deductions.

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

Certain Transactions

In the event of certain non‑reciprocal transactions or events affecting Class A Shares, including, without limitation, any dividend or other distribution, change in control, reorganization, merger, repurchase, redemption, recapitalization, liquidation, dissolution, sale of all or substantially all of our assets or sale or exchange of our shares of Class A Shares, or other similar corporate transaction or event, the plan administrator will make equitable adjustments to the ESPP and outstanding rights. In the event of any events or transactions set forth in the immediately preceding sentence or any unusual or non‑recurring events or transactions, the plan administrator may provide for (1) either the replacement of outstanding rights with other rights or property or termination of outstanding rights in exchange for cash, (2) the assumption or substitution of outstanding rights by the successor or survivor corporation or parent or subsidiary thereof, if any, (3) the adjustment in the number and type of shares of stock subject to outstanding rights, (4) the use of participants’ accumulated payroll deductions to purchase stock on a new purchase date prior to the next scheduled purchase date and termination of any rights under ongoing offering periods or (5) the termination of all outstanding rights.

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

C.
Board Practices

Board of Directors

We have a one‑tier board, consisting of one or more executive directors and one or more non‑executive directors.

The number of executive directors and the number of non‑executive directors are determined by the Board. The executive directors and non‑executive directors shall be appointed as such by the General Meeting at the nomination of the Board.

A director shall be appointed for a term of approximately one year, which term of office shall lapse immediately after the close of the annual General Meeting held in the year after his or her appointment. A director may be reappointed with due observance of the preceding sentence. A non‑executive director may be in office for a period not exceeding twelve (12) years, which period may or may not be interrupted, unless at the proposal of the Board the General Meeting resolves otherwise. In the event of reappointment of a non‑executive director after an eight‑year period (or any reappointment thereafter), our management report shall include the reasons for such reappointment, in accordance with the principles and best practice provisions of the DCGC.

The General Meeting may at all times suspend or dismiss any director. The Board may at all times suspend an executive director.

The Board is comprised of nine directors.

The Board has adopted written rules and regulations dealing with, inter alia, its internal organization, the manner in which decisions are taken, the composition, duties and organization of committees and any other matters concerning the Board, the executive directors, the non‑executive directors and committees established by the Board.

Director and Officer Qualifications

We are not expected to formally establish any specific, minimum qualifications that must be met by each of our officers. However, we expect generally to evaluate several qualities, including the following: educational background, diversity of professional experience, including whether the person is a current or was a former chief executive officer or chief financial officer of a public company or the head of a division of a prominent international organization, knowledge of our business, nationality, integrity, professional reputation, independence, wisdom, and ability to represent the best interests of our shareholders.

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

On December 20, 2022, the Corporate Governance Code Monitoring Committee published an update to the DCGC. The updated DCGC entered into force as for the financial year beginning on or after January 1, 2023

We acknowledge the importance of good corporate governance. However, we do not comply with all the provisions of the DCGC, to a large extent because such provisions conflict with or are inconsistent with the corporate governance rules of the NYSE and U.S. securities laws, or because we believe such provisions do not reflect customary practices of global companies listed on the NYSE.

Except as set out below, during the fiscal year to which this report relates, we have complied with the principles and best practice provisions of the DCGC as published on December 8, 2016, to the extent that these are directed at the Board. We are still in the process of assessing the impact (if any) of the updates to the DCGC and we will align our governance and governance documents as appropriate.

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
•
though individual and Company performance are considered when granting any variable pay, no pre‑defined measurable performance criteria apply, and no scenario analyses have been performed in relation to variable pay;
•
our directors may generally sell our Class A Shares held by them at any point in time, subject to applicable law, Company policy and applicable lock‑up arrangements;
•
our non‑executive directors may be granted compensation in the form of shares, options and/or other equity‑based compensation; and
•
our executive directors may be entitled to a severance payment in excess of their respective annual base salaries.

The non‑executive directors confirm that the statements required to be made pursuant to best practice provision 5.1.5 of the DCGC, to the extent applicable, are included in this management report and for the purposes of this best practice provision should be regarded as statements made by the non‑executive directors.

Committees of the Board of Directors

The Board established three standing committees from among its non‑executive directors, including an Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee. The Board shall remain collectively responsible for decisions prepared by the committees.

Audit Committee

Audit committee members are non‑executive directors of the Board and are Beatriz González, Donna J. Kinzel, and Justin Mirro. Donna J. Kinzel serves as chair of the audit committee.

Our board of directors has also determined that each member of the audit committee is financially literate and Donna J. Kinzel qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

The audit committee advises the Board in relation to its responsibilities, undertakes preparatory work for the Board’s decision‑making regarding the supervision of the integrity and quality of our financial reporting and the effectiveness of our internal risk management and control systems and shall prepare resolutions of the Board in relation thereto. The Board adopted an audit committee charter, which details the principal functions of the audit committee, including, among other things:

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
•
pre‑approving all audit services and permitted non‑audit services to be performed by our independent registered public accounting firm, including the fees and terms of the services to be performed;

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

Compensation Committee

Compensation committee members are non‑executive directors of the Board and include Pol Soler, Donna J. Kinzel and Anders Pettersson. Pol Soler serves as chairman of the compensation committee.

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
•
implementing and administering its incentive compensation equity‑based remuneration plans;
•
assisting management in complying with its annual report disclosure requirements;
•
approving all special perquisites, special cash payments and other special compensation and benefit arrangements for its executive officers and employees; and
•
reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, external legal counsel or other adviser and is directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by the NYSE and the SEC.

Nominating and Corporate Governance Committee

Nominating and corporate governance committee members are non‑executive directors of the Board and are César Ruipérez Cassinello, Pol Soler and Beatriz González Ordóñez. César Ruipérez Cassinello serves as chairman of the nominating and corporate governance committee.

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

Duties of Board Members and Conflicts of Interest

The Board is entrusted with the management of our Company and, for such purpose, has all the powers within the limits of the law that are not granted by our Articles of Association to others. We have a one‑tier board, consisting of one or more executive directors and one or more non‑executive directors.

The executive directors are primarily responsible for all of our day‑to‑day operations. The non‑executive directors supervise (i) the executive directors’ policy and performance of duties and (ii) our general affairs and its business, and render advice and direction to the executive directors. The executive directors shall timely provide the non‑executive directors with the information they need to carry out their duties. The directors furthermore perform any duties allocated to them under or pursuant to the law or Articles of Association. Each director has a duty to our Company to properly perform its duties. In the performance of their tasks, the directors shall be guided by the interests of our Company and the enterprise connected with it. Under Dutch law, the interests of our Company and the enterprise connected with it extend to the interests of all stakeholders, such as shareholders, creditors, employees, customers and suppliers.

Pursuant to our Articles of Association and the regulations of the Board (the “Board Regulations”), a Director shall not participate in the discussions and/or decision‑making process on a subject or transaction in relation to which he/she has a direct or indirect personal conflict of interest with our Company within the meaning of Article 13.2 of the Board Regulations or Section 2:140 paragraph 5 DCC (“Conflict of Interest”). Such transaction must be concluded on terms which are customary in the market concerned and be approved by the Board.

During the year ended December 31, 2023, there were no transactions where there was a Conflict of Interest.

Executive Officer Employment Agreements and Board Member Service Agreements

We have entered into management services agreements with each of our executive management team members, including our executive director. The management services agreements contain a termination notice period for us and the executive directors. All of the management services agreements provide that the manager or executive director, as the case might be, may be terminated in the event of an urgent cause (dringende reden) without advance notice. The management services agreements contain post‑termination restrictive covenants, including confidentiality, and post‑termination non‑competition and non‑solicitation covenants.

Additionally, the shareholders approved a remuneration policy for non‑executive directors that provides for compensation, including an annual cash fee, an annual equity grant, an annual fee for membership on a committee of the Board, an annual fee for acting as a chairperson of the Board and annual fee for acting as a chairperson of a committee of the Board. The remuneration policy was adopted by non‑executive directors.

Board Observers

Mr. Marc Sabé served during the year ended December 31, 2023 and continues to serve as an observer on our Board. Mr. Sabé is an employee of Eurofred, S.A., which is company affiliated with one of our major shareholders, Mingkiri, S.L.

Mr. Paolo Campinoti has served as an observer on our Bord since December 2023. Mr. Campinoti is an employee of Generac Power Systems, Inc. and Pramac Group.

D.
Employees

Average number of employees in the last 3 years is:

(Average number of employees)	2023	2022	2021
Directives	69	41	22
Administrative	387	445	261
Commercials	189	194	117
Operators	212	38	23
Engineers	408	464	177
Total	1,265	1,182	600

We strive to offer competitive employee compensation and benefits in order to attract and retain a skilled and diverse workforce. As of December 31, 2023, we had 1,457 employees compared with the 1,267 employees at December 31, 2022. Most of our employees are located in

Spain, although our global footprint has employees working in offices across seven European countries, an office in China and another in the United States. We have not experienced a work stoppage and believe we maintain positive relationships with our employees.

During 2023, as part of our efforts to reduce the operating costs of the Company, we undertook a reduction in workforce program that affected approximately 15% of our employees. As a result of our acquisition of ABL, we onboarded 360 ABL employees, resulting in our having a total of 1,426 employees as of December 31, 2023.

E.
Share Ownership

For information regarding the share ownership of Directors and officers, refer to Item 7, “Major Shareholders and Related Party Transactions-–Major Shareholders” included elsewhere in this Annual Report. For information regarding our equity incentive plans, refer to Item 6, “Directors, Senior Management and Employees—B. Compensation” included elsewhere in this Annual Report.

F.
Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

None

Item 7. Major Shareholders and Related Party Transactions

A.
Major Shareholders

The following table sets forth information relating to the beneficial ownership of our Class A Shares and Class B Shares as of March 1, 2024, for:

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

The number of Class A Shares and/or Class B Shares beneficially owned by each entity, person, executive officer or Board member is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of March 1, 2024 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Class A Shares or Class B Shares held by that person.

As of March 1, 2024, there were 188,423,218 Class A Shares outstanding and 22,250,793 Class B Shares outstanding.

Unless otherwise indicated, the address of each person named below is c/o Wallbox N.V. Carrer del Foc, 68 Barcelona, Spain 08038.

	Class A Shares		Class B Shares(1)
Beneficial Owner	Number	%	Number	%	Combined Voting Power (%)(2)
Executive Officers and Directors of Wallbox
Enric Asunción Escorsa(3)	1,829,687	1.0%	18,618,950	83.7%	45.6%
Jordi Lainz(4)	1,583,087	*	—	*	*
Eduard Castañeda	3,870,185	2.1%	3,631,843	16.3%	9.7%
Anders Pettersson	1,545,000	*	—	—	*
Francisco Riberas(6)	16,117,348	8.6%	—	—	3.9%
Pol Soler(7)	13,616,214	7.2%	—	—	3.3%
Beatriz González Ordóñez(8)	11,505,865	6.1%	—	—	2.8%
Donna J. Kinzel	23,709	*	—	—	*
Cesar Ruiperez Cassinello	—	—	—	—	*
Justin Mirro(9)	3,327,500	1.8%	—	—	*
Dr. Dieter Zetsche	—	—	—	—	*
All executive officers and directors of Wallbox as a group (11 persons)	53,418,595	27.9%	22,250,793	100%	66.3%
5% and Greater Shareholders
Kariega Ventures, S.L.(3)	—	—	18,618,950	83.7%	45.3%
Inversiones Financieras Perseo, S.L.U.(10)	17,171,831	9.1%	—	—	4.2%
Orilla Asset Management, S.L.(6)	16,117,348	8.6%	—	—	3.9%
Mingkiri, S.L. (Eurofred Spain, S.L.)(11)	15,998,632	8.5%	—	—	3.9%
Infisol 3000, S.L.(7)	13,616,214	7.2%	—	—	3.3%
Consilium, S.L. (12)	12,584,734	6.7%	—	—	3.1%
Seaya Ventures II, Fondo De Capital Riesgo(8)	11,505,865	6.1%	—	—	2.8%
AM Gestió, S.L.(13)	11,159,158	5.9%	—	—	2.7%
Generac Power Systems, Inc. (14)	9,836,066	5.2%	—	—	2.4%

* Indicates a shareholding of less than 1%.

(1)
Each Class B Share is convertible at any time at the option of the holder into one Class A Share and one Conversion Share. Beneficial ownership of Class B Shares reflected in this table has not also been reflected as beneficial ownership of Class A Shares into which the Class B shares may be exchanged.
(2)
The percentage reported under “Combined Voting Power” represents the voting power with respect to all of our Class A Shares and Class B Shares outstanding as of March 1, 2024, voting as a single class. Holders of our Class A Shares are entitled to one vote per share, and holders of our Class B Shares are entitled to ten votes per share.
(3)
Based on information known to the Company, each of KARIEGA VENTURES, S.L. and Enric Asunción Escorsa has shared voting power and shared investment power over 18,618,950 Class B Shares held of record by KARIEGA VENTURES, S.L.. Enric Asunción Escorsa has sole voting power and sole dispositive power over 1,054,420 Class A Shares, and 775,267 Class A Shares underlying stock options that are exercisable within 60 days of March 1, 2024. The address of KARIEGA VENTURES, S.L. is Av. Diagonal 419, 4 Planta, Barcelona, Spain 08008. Enric Asunción Escorsa is the Chief Executive Officer and a member of the Board.
(4)
Includes Mr. Lainz’s 58,333 restricted stock units to be settled in Class A Shares within 60 days of March 1, 2024 and 1,780,164 Class A Shares underlying stock options that are exercisable within 60 days of March 1, 2024.
(5)
Includes Mr. Castañeda’s 238,342 Class A Shares underlying stock options that are exercisable within 60 days of March 1, 2024.
(6)
Based solely on information provided by Mr. Riberas, Orilla Asset Management, S.L. is the record holder of 16,117,348 Class A Shares. Mr. Riberas is the sole director and controlling shareholder of Orilla Asset Management, S.L., and as such, maintains voting and investment discretion with respect to the Class A Shares. As a result, Mr. Riberas may be deemed to share beneficial ownership of the securities held of record by Orilla Asset Management, S.L. The address of Orilla Asset Management, S.L. is Alcalá nº 52, Piso 3º, Puerta Izquierda, Madrid 28014, Spain.
(7)
Based solely on a Schedule 13D/A filed on May 26, 2023, Infisol 3000, S.L. has sole voting power and sole investment over 13,616,214 Class A Shares. Juan Manuel Soler Pujol, Lluis Soler Masferrer, Daniel Soler Masferrer and Pol Soler may be deemed to have shared voting power and shared dispositive power over such shares. The address of the foregoing named beneficial owners Calle Josep Irla i Bosch, numeros 1‑3, Barcelona, Spain 08034. Pol Soler is a member of the Board.
(8)
Based solely on a Schedule 13G filed on February 11, 2022, Seaya Ventures II, Fondo De Capital Riesgo, Beatriz González Ordóñez and José Maria Múgica Murga have shared voting power and shared dispositive power over 11,505,865 Class A Shares. Seaya Ventures II, Fondo De Capital Riesgo is the record holder, and Ms. Beatriz González Ordóñez and Mr. José Marĺa Múgica Murga share investment and dispositive power over the securities held of record by Seaya. The address of the foregoing named beneficial owners is Calle Alcala, numero 54, Madrid, Spain 28014. Ms. González Ordóñez is a member of the Board.
(9)
Based solely on information provided by Mr. Mirro, includes (i) 2,227,500 Class A Shares to which Mr. Mirro has sole voting power, (ii) 1,000,000 Class A Shares underlying warrants that are exercisable within 60 days of March 1, 2024 to which Mr. Mirro has sole voting power and (iii) 100,000 Class A Shares held by Kensington Capital Trust, to which to which Mr. Mirro has shared voting power.
(10)
Based solely on a Schedule 13G/A filed on February 13, 2024, Iberdrola, S.A., Iberdrola Participaciones S.A.U. and Inversiones Financieras Perseo S.L.U. have shared voting power and shared investment power over 17,171,831 Class A Shares. The address of the foregoing beneficial owners is Plaza Euskadi, 5, Bilbao (Bizkaia), Spain 48009.
(11)
Based on information known to the Company, MINGKIRI, S.L. has shared voting power and shared investment power over 15,898,632 Class A Shares and Marta Santacana Gri has shared voting power and shared investment power over 15,998,632 Class A Shares. Marta Santacana Gri may be deemed the beneficial owner of

15,998,632 Class A Ordinary Shares, which consist of (i) 15,898,632 Class A Ordinary Shares held of record by MINGKIRI, S.L. and (ii) 100,000 Class A Ordinary Shares held of record by Anangu Grup S.L. Marta Santacana Gri has sole investment and dispositive power over the securities held of record by MINGKIRI, S.L. and shares investment and dispositive power over the securities held of record by Anangu Grup S.L. The address of the foregoing named reporting persons is Marquest de Sentmenat 97, Barcelona, Spain 08029.
(12)
Based solely on a Schedule 13G/A filed on February 2, 2024, Consilium, S.L. has sole voting power and sole dispositive power over 12,584,734 Class A Shares. The address of the foregoing named beneficial owner is Plaza Europa 34, Planta 18, L’Hospitalet de Llobregat, Barcelona, Spain 08908.
(13)
Based on information know to the Company, AM Gestió, S.L. has sole voting power over 11,159,158 Class A Shares. The address of the foregoing named beneficial owner is Rossello Street 224, 3. Barcelona, Spain 08008.
(14)
Based solely on information provided by Generac Power Systems, Inc., Generac Power Systems, Inc. has sole voting power over 9,836,066 Class A Shares. The address of the foregoing named beneficial owner is Waukesha – Corporate Headquarters S45W29290 Highway 59 Waukesha, WI 53189.

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

B.
Related Party Transactions

The following includes, among other information, a description of related party transactions, as defined under Item 7.B of Form 20‑F, since January 1, 2023.

Private Placement Equity Offerings

In connection with the June 2023 private placement of Class A Shares, Enric Asuncion Escorsa purchased 387,597 Class A Shares, Orilla Asset Management, S.L. purchased 7,751,938 Class A Shares, AM Gestio, S.L. purchased 1,937,985 Class A Shares, Consilium, S.L. purchased 6,429,330 Class A Shares, Anangu Corp, S.L. purchased 387,597 Class A Shares and Black Label Equity I SCR, S.A. purchased 1,937,985 Class A Shares, in each case, at price of $2.58 per share, the same price as sold to other investors.

In connection with the December 2023 private placement of Class A Shares, Enric Asuncion Escorsa purchased 65,574 Class A Shares, Orilla Asset Management, S.L. purchased 327,869 Class A Shares and Inversiones Financieras Perseo, S.L. purchased 98,361 Class A Shares, in each case, at price of $3.05 per share, the same price as sold to other investors.

Iberdrola

Iberdrola S.A. (together with its affiliates, “Iberdrola”) is the indirect owner of 100% of the interests in Inversiones Financieras Perseo, S.L. (“Perseo”) a greater than 5% shareholder of Wallbox.

In June 2021, we entered into a lease with a subsidiary of Iberdrola for Company offices located in Barcelona. The lease agreement provides for a monthly payment to be annually updated. This lease agreement covers the period until August 2032. During the year ended December 31, 2023, the Company paid Iberdrola an aggregate of €616 thousand in rent and other expenses under the lease agreement, The cost in the year ended December 31, 2022 amounted €609 thousand.

In July 2020, Iberdrola entered into Letter of Intent to purchase Supernova charging stations from Wallbox. The terms of this letter of intent, in which Iberdrola expressed its interest in purchasing 6,500 Supernova chargers and, in 2022, express an interest to increase the number of public use chargers it plans to purchase for a total of 10,000 chargers. During 2023, 99 public chargers were sold to Iberdrola under the letter of intent.

In the normal course of business, we enter into transactions and commercial arrangements with affiliates of Iberdrola, which, for the year ended December 31, 2023, involved sales of our chargers in an aggregate amount of €7 million which represent the same purchase price as is sold to unrelated third parties.

On September 27, 2021, we, as buyer, entered into a Power Purchase Agreement (“PPA”) with Iberdrola Clientes, S.A.U. (“Iberdrola Clientes”), a Spanish limited liability company and affiliate of Iberdrola, as seller, for the supply of renewable energy to meet the energy demands of our Zona Franca factory located in Poligono Industrial Zona Franca Calle D, 26‑08040 Barcelona, Spain (the “Zona Franca Factory”). Pursuant to the PPA, Iberdrola Clientes, installed, commissioned and operates certain photovoltaic facilities (the “Facilities”). The Facilities are considered a “self‑consumption” facility and as such, Iberdrola Clientes is entitled to market any excess energy generated by the Facilities that remain after our Zona Franca Factory’s energy needs have been met. The PPA has an initial term of ten (10) years and is renewable for an additional period of fifteen (15) years. In the fiscal year ended December 31, 2023, we paid Iberdrola Clientes €56,500 under this agreement.

On October 5, 2021, Enric Asunción Escorsa furnished a letter to Perseo pursuant to which Mr. Asunción agreed to take best efforts to support the election of the director Perseo designates under the designation right Perseo has for so long as it owns shares representing 3% of our outstanding share capital. Cesar Ruiperez Cassinello currently serves as such director designee on the Board.

Generac

On December 13, 2023, in connection of the closing of the private placement of Class A Shares, Kariega Ventures, S.L., a major shareholder of the Company, which is controlled by Mr. Asunción, and the Company, entered into a letter agreement pursuant to which Kariega Ventures, S.L., and the Company agreed to take best efforts to support the election of the director nominee set forth by Generac pursuant to its director nomination rights, which director nomination rights Generac shall have for so long as it, together with its affiliates, collectively own at least 3% of the Company’s outstanding share capital. For additional information please refer to Item 5, “Operating and Financial Review and Prospects—Recent Transactions.”

Remuneration Arrangements with the Board and Senior Management

For a description of our remuneration arrangements with members of the Board and senior management, please refer to Item 6, “ Directors, Senior Management and Employees-–B. Compensation.”

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

In addition to the conflict of interest rules included in the Board Regulations, we adopted a Code of Ethics & Conduct that applies to all of our employees, officers and directors, including those officers responsible for financial reporting, relating to, inter alia, conflicts of interest and transactions that may result in a conflict of interest with our Company, our Code of Ethics & Conduct is available on our website. We intend to disclose any amendment to the code, or any waivers of its requirements, on its website to the extent required under applicable law, rules, regulations or stock exchange requirements.

C.
Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A.
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

Dividend Policy

We have not paid any cash dividends on our shares to date and does not intend to pay cash dividends. For the foreseeable future, we intend to retain all available funds and any future earnings to fund the development and expansion of our business. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of the Business Combination. Under Dutch law, we may only pay dividends to the extent our equity (eigen vermogen) exceeds the sum of its paid up and called up part of its issued capital and the reserves which must be maintained pursuant to the law and (if it concerns a distribution of profits) after adoption by the General Meeting of the annual accounts from which it appears that such distribution is permitted. Subject to such restrictions, any future determination to pay dividends will be at the discretion of the Board. The Board may decide that all or part of the remaining profits shall be added to the reserves. After such reservation, any remaining profit will be at the disposal of the General Meeting. The Board may resolve to make interim distributions on Shares, subject to certain requirements, and with observance of (other) applicable statutory provisions, without the approval of the General Meeting. However, we do not anticipate paying any dividends on our shares for the foreseeable future.

We have not declared or paid dividends in the years ended December 31, 2021, 2022 and 2023.

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

D.
Exchange Controls

There are currently no Netherlands/Spanish exchange control regulations that would affect the import or export of capital or the remittance of dividends, interest or other payments to non‑resident holders of our shares.

E.
Taxation

The following discussion is a summary of the material U.S. federal income tax consequences to U.S. Holders and Non‑U.S. Holders (each as defined below) of the purchase, ownership and disposition of Class A Shares and Warrants and does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local, or non‑U.S. tax laws are not discussed. This discussion is based on the Code, Treasury regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences discussed below.

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
•
tax‑exempt organizations or governmental organizations;
•
U.S. expatriates and former citizens or long‑term residents of the United States;
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
•
S corporations, partnerships or other entities or arrangements treated as partnerships or other flow‑through entities for U.S. federal income tax purposes (and investors therein);
•
U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;
•
persons who hold or received Class A Shares and/or Warrants, as the case may be, pursuant to the exercise of any employee stock option or otherwise as compensation; and

•
tax‑qualified retirement plans.

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

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF THE CLASS A SHARES OR WARRANTS ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, OR NON‑U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

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

U.S. Holders

Distributions on Class A Shares

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” if we make distributions of cash or property on the Class A Shares, the gross amount of such distributions (including any amount of foreign taxes withheld) to a U.S. Holder will generally be treated for U.S. federal income tax purposes first as a dividend to the extent of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), and then as a tax‑free return of capital to the extent of the U.S. Holder’s tax basis in the Class A Shares, with any excess treated as capital gain from the sale or exchange of the shares. Because we do not expect to maintain calculations of its earnings and profits under U.S. federal income tax principles, a U.S. Holder should expect all cash distributions to be reported as dividends for U.S. federal income tax purposes. Any dividend will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Dividends received by certain non‑corporate U.S. Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower applicable capital gains rates, provided that:

•
either (a) the Class A Shares are readily tradable on an established securities market in the United States, or (b) we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program;
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

The amount of any dividends paid in Euros will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. A U.S. Holder may have foreign currency gain or loss (which will generally be treated as U.S. source ordinary income or loss) if the dividend is converted into U.S. dollars after the date of receipt.

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

Sale, Exchange, Redemption or Other Taxable Disposition of Class A Shares and Warrants

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” a U.S. Holder generally will recognize gain or loss on any sale, exchange, redemption or other taxable disposition of Class A Shares or Warrants in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such U.S. Holder’s adjusted tax basis in such Class A Shares or Warrants, in each case, as determined in U.S. dollars. Any gain or loss recognized by a U.S. Holder on a taxable disposition of Class A Shares or Warrants generally will be capital gain or loss and will be long‑term capital gain or loss if the U.S. Holder had a holding period in the Class A Shares or Warrants of more than one year. A non‑corporate U.S. Holder, including an individual, who has held the Class A Shares and/or Warrants for more than one year generally will be eligible for reduced tax rates for such long‑term capital gains. The deductibility of capital losses is subject to limitations.

Any such gain or loss recognized generally will be treated as U.S. source gain or loss. Accordingly, in the event any foreign tax (including withholding tax) is imposed upon the sale, exchange, redemption or other taxable disposition of Class A Shares or Warrants, a U.S. Holder may not be able to utilize foreign tax credits unless such U.S. Holder has foreign source income or gain in the same category from other sources. Moreover, pursuant to the Foreign Tax Credit Regulations, unless a U.S. Holder is eligible for and elects the benefits of an applicable income tax treaty, any such foreign tax would generally not be a foreign income tax eligible for a foreign tax credit (regardless of any other foreign source income or gain that the U.S. Holder may have). In such case, however, the non‑creditable foreign tax may reduce the amount realized on the sale, exchange, redemption or other taxable disposition of the Class A Shares or Warrants. U.S. Holders are urged to consult their own tax advisors regarding the ability to claim a foreign tax credit and the application of any applicable income tax treaty to such U.S. Holder’s particular circumstances.

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

It is also possible that a cashless exercise of Warrants could be treated in part as a taxable exchange in which gain or loss would be recognized in the manner set forth above under “—Sale, Exchange, Redemption or Other Taxable Disposition of Class A Shares and Warrants.” In such event, a U.S. Holder could be deemed to have surrendered the number of Warrants having an aggregate fair market value equal to the exercise price for the total number of Warrants to be exercised. The U.S. Holder would recognize capital gain or loss in an amount generally equal to the difference between (i) the fair market value of the Warrants deemed surrendered and (ii) the U.S. Holder’s tax basis in such Warrants deemed surrendered. Such gain or loss would be long‑term or short‑term, depending on the U.S. Holder’s holding period for the Warrants deemed surrendered. In this case, a U.S. Holder’s tax basis in the Class A Shares received would equal the sum of the U.S. Holder’s tax basis in the Warrants deemed exercised and the exercise price of such Warrants. A U.S. Holder’s holding period for the Class A Shares received in such case generally would begin on the date following the date of exercise (or possibly the date of exercise) of the Warrants.

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

Certain elections may be available that would result in alternative treatments (such as qualified electing fund treatment or mark‑to‑market treatment) of the Class A Shares if we are considered a PFIC. We do not intend to provide the information necessary for U.S. Holders of Class A Shares to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for an investment in a PFIC described above. If we are treated as a PFIC with respect to a U.S. Holder for any taxable year, such U.S. Holder will be deemed to own shares in any of our subsidiaries that are also PFICs. However, an election for mark‑to‑market treatment would likely not be available with respect to any such subsidiaries. In addition, an election for mark‑to‑market treatment is currently not available with respect to Warrants.

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

Non‑U.S. Holders

The section applies to Non‑U.S. Holders of Class A Shares and Warrants. For purposes of this discussion, a Non‑U.S. Holder means a beneficial owner (other than a partnership or an entity or arrangement so characterized for U.S. federal income tax purposes) of Class A Shares or Warrants that is not a U.S. Holder, including:

•
a nonresident alien individual, other than certain former citizens and residents of the United States;
•
a foreign corporation; or
•
a foreign estate or trust.

U.S. Federal Income Tax Consequences of the Ownership and Disposition of Class A Shares and Warrants

Any (i) distributions of cash or property paid to a Non‑U.S. Holder in respect of Class A Shares or (ii) gain realized upon the sale or other taxable disposition of Class A Shares and/or Warrants generally will not be subject to U.S. federal income taxation unless:

•
the gain or distribution is effectively connected with the Non‑U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non‑U.S. Holder maintains a permanent establishment in the United States to which such gain or distribution is attributable); or
•
in the case of any gain, the Non‑U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met.

Any distribution or gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates in the same manner as if the Non‑U.S. Holder were a U.S. Holder. A Non‑U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected distribution or gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which gain may be offset by U.S. source capital losses of the Non‑U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non‑U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

The U.S. federal income tax treatment of a Non‑U.S. Holder’s exercise of a Warrant, or the lapse of a Warrant held by a Non‑U.S. Holder, generally will correspond to the U.S. federal income tax treatment of the exercise or lapse of a warrant by a U.S. Holder, as described under “—U.S. Holders‑Exercise or Lapse of Warrants,” above, although to the extent a cashless exercise or lapse results in a taxable exchange, the consequences would be similar to those described in the preceding paragraphs above for a Non‑U.S. Holder’s gain on the sale or other taxable disposition of Class A Shares or Warrants.

Non‑U.S. Holders should consult their own tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Information reporting requirements may apply to distributions received by U.S. Holders of Class A Shares (as well as any constructive distributions to a U.S. Holder that holds Warrants, as described above under “—U.S. Holders–Constructive Distributions”), and the proceeds received by U.S. Holders on the sale or other taxable the disposition of Class A Shares or Warrants effected within the United States (and, in certain cases, outside the United States), in each case other than for U.S. Holders that are exempt recipients (such as corporations). Backup withholding (currently at a rate of 24%) may apply to such amounts if the U.S. Holder is not an exempt recipient and fails to provide an accurate taxpayer identification number (generally on an IRS Form W‑9 provided to the applicable withholding agent) and to certify that it is not subject to backup withholding. U.S. Holders should consult their own tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Information returns may be filed with the IRS in connection with, and Non‑U.S. Holders may be subject to backup withholding with respect to, distributions received by Non‑U.S. Holders of Class A Shares (as well as any constructive distributions to a Non‑U.S. Holder that holds Warrants, as described above under “—U.S. Holders—Constructive Distributions”), and the proceeds received by Non‑U.S. Holders on the sale or other taxable disposition of Class A Shares or Warrants within the United States or conducted through certain U.S.‑ related financial intermediaries, unless the Non‑U.S. Holder furnishes to the applicable withholding agent the required certification as to its non‑U.S. status, such as by providing a valid IRS Form W‑8BEN, IRS Form W‑8BEN‑E or IRS Form W‑8ECI, as applicable, or the Non‑U.S. Holder otherwise establishes an exemption.

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

We also make available on our website (www.Wallbox.com), free of charge, our annual reports on Form 20‑F and the text of our reports on Form 6‑K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website address is investors.wallbox.com. The information contained on our website is not incorporated by reference into this Annual Report.

References made in this Annual Report to any contract or certain other documents are not necessarily complete and you should refer to the exhibits attached or incorporated by reference into this Annual Report for copies of the actual contract or documents.

I.
Subsidiary Information

Not applicable.

J.
Annual Report to Securities Holders

We intend to submit any annual report provided to security holders in electronic format as an exhibit to a Report on Form 6‑K.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Refer to Note 26, “Financial Risk Management,” of our audited consolidated financial statements included elsewhere in this Annual Report for more information.

Interest Rate Risk

We are exposed to interest rate risk from possible losses due to changes in the fair value or the future cash flows of a financial instrument because of fluctuations in market interest rates. A hypothetical 10% change in interest rates would mean an increase (decrease) in profit or loss as of December 31, 2023, December 31, 2022 and 2021 by €1,951 thousand, €1,317 thousand and €691 thousand, respectively. See Note 26.b “Market Rate Risk — Interest rate risk” for additional information.

Foreign Currency Risk

We have foreign currency risks related to its revenue and operating expenses denominated in currencies other than the Euro, causing both its revenue and its operating results to be impacted by fluctuations in the exchange rates.

Gains or losses from the revaluation of certain cash balances, accounts receivable balances and intercompany balances that are denominated in these currencies impact our net loss. A hypothetical decrease in all foreign currencies against the Euro of 10% would not result in a material foreign currency loss on foreign‑denominated balances, for the years ended December 31, 2023, 2022 and 2021, except for the USD currency (please refer to Note 26.b, “Market Rate Risk--Currency risk”). As our global operations expand, its results may be more materially impacted by fluctuations in the exchange rates of the currencies in which it does business.

At this time, we do not enter into financial instruments to hedge its foreign currency exchange risk, but it may in the future.

Other Market Price Risk

We held €5,187, €5,030 thousand and €56,852 thousand of investments in funds as of December 31, 2023, December 31, 2022 and December 31, 2021, respectively, that have been measured at fair value through profit or loss (please refer to Note 13, “Financial Assets and Financial Liabilities”). We also hold investments in funds measured at fair value through other comprehensive income (please refer to Note 13, “Financial Assets and Financial Liabilities”) that amounted to €239 thousand, €239 thousand and €210 thousand as of December 31, 2023, December 31, 2022, and 2021, respectively, and therefore the exposure is evaluated as not significant. Additionally, we have derivative warrant liabilities (please refer to Note 13, “Financial Assets and Financial Liabilities”) that were subject to an adjustment of €6,476 thousand recognized as an income in the consolidated statement of profit or loss of 2023.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a‑15e and 15d‑15(e) under the Exchange Act) that are designed to ensure that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2023. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as a result of the material weaknesses in our internal control over financial reporting described below, the design and operation of our disclosure controls and procedures were not effective as of December 31, 2023.

Remediation of Material Weaknesses

As previously reported, in connection with the audits of our consolidated financial statements for each of the years ended December 31, 2021 and 2022, our management and independent registered public accounting firm identified material weaknesses in our internal control over financial reporting. The material weaknesses related to:

(a)
Lack of sufficient personnel in the finance team with an appropriate level of knowledge and experience in the application of International Financial Reporting Standards (IFRS) in relation to complex accounting transactions, such as accounting for business combinations, warrants and also in the application of other IFRS matters such as goodwill impairment testing.
(b)
IT general controls have not been sufficiently designed or were not operating effectively, including controls over the completeness and accuracy of reports used in controls.
(c)
Accounting policies and practices are not designed appropriately to establish an effective structure of internal controls. Thus, policies and procedures specifically with respect to the review, supervision and monitoring of the accounting and reporting functions were not operating effectively and/or documented accordingly.

To address these material weaknesses, we have made and are continuing make several changes to our program and controls, which includes:

(a) We have engaged and we will continue engaging third party experts to ensure that we get the appropriate level of knowledge and experience in the application of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”), relating to both complex accounting transactions, such as accounting for business combinations, share‑based payments,and also in the application of other IFRS matters, such as goodwill impairment testing and purchase price allocation.

(b) We have appointed a Head of Finance Systems & Transformation working with external advisors to implement new procedures and IT general controls which would include, among others :

- Expanding controls and/or applying other appropriate procedures to address the design and operation of ITGCs on systems supporting our financial processes.

- Developing a training program addressing ITGCs and policies, including educating control owners concerning the principles and requirements of each control, with a focus on those related to user access and change-management over IT systems impacting financial reporting.

- Developing and maintaining policy documentation underlying ITGSs to promote knowledge transfer upon personnel and function changes.

- Implementing an IT management review and testing plan to monitor ITGCs with a specific focus on systems supporting our financial reporting processes.

(c) We have acquired and implemented a new software application to facilitate proper monitoring and supervision of the accounting and reporting procedures, as well as, prepared a detailed two year remediation plan with external advisors which is ongoing.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting (as such term is defined in Rule 13a‑15(f) and 15d‑15(f) under the Exchange Act). Our management, With the participation of the Chief Executive Officer and the Chief Financial Officer, conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2023 based on the criteria set forth in “Internal Control — Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that, as of December 31, 2023, our internal control over financial reporting was not effective due to the material weaknesses described above.

Attestation Report of Independent Registered Public Accounting Firm

This Annual Report does not include an attestation report of our registered public accounting firm due to an exemption by the JOBS act for “emerging growth companies” as defined under the rules and regulations of the SEC.

Changes in Internal Control over Financial Reporting

Except for the remediation efforts described above being taken to address the material weaknesses, during the year ended December 31, 2023, there were no other changes in our internal control over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

The Board has determined that Justin Mirro, Donna J. Kinzel and Beatriz González Ordóñez each satisfies the “independence” requirements set forth in Rule 10A‑3 under the Exchange Act. The Board has also determined that Donna J. Kinzel is considered an “audit committee financial expert” as defined in Item 16A of Form 20‑F under the Exchange Act.

Item 16B. Code of Ethics

We adopted a Code of Ethics & Conduct that applies to all of its employees, officers and directors, including those officers responsible for financial reporting. Our Code of Ethics & Conduct is available on our website (www.Wallbox.com). We intend to disclose any amendment to the code, or any waivers of its requirements, on its website to the extent required under applicable law, rules, regulations or stock exchange requirements. The information contained on our website is not incorporated by reference in this Annual Report. We granted no waivers under our Code of Business Conduct and Ethics in 2023.

Item 16C. Principal Accountant Fees and Services

Ernst & Young, S.L. (“EY”) acted as the independent registered public accounting firm of Wallbox for the fiscal year ended December 31, 2023. BDO Bedrijfsrevisoren BV ("BDO") acted as the independent registered public accounting firm of Wallbox for the fiscal year ended December 31, 2022. The table below sets out the total amount incurred, for services performed in the years ended December 31, 2023 and 2022, and breaks down these amounts by category of service:

	2023	2022
	(€ in thousands)
Audit Services	1,435	1,289
Other services	—	10
Tax Services	—	—
Total	1,435	1,299

Audit Services

Audit fees for the years ended December 31, 2023 and 2022 were related to the audit of our consolidated financial statements and interim review services provided in connection with regulatory filings or engagements.

Other Services

Other fees in the year ended December 31, 2022 were related to assurance services in connection with non‑financial information.

Tax Services

No tax services for the years ended December 31, 2023 and 2022 have been performed.

Pre‑Approval Policies and Procedures

The advance approval of the Audit Committee or members thereof, to whom approval authority has been delegated, is required for all audit and non‑audit services provided by our auditors.

All services provided by our auditors are approved in advance by either the Audit Committee or members thereof, to whom authority has been delegated, in accordance with the Audit Committee’s pre‑approval policy.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

The information required by this Item 16F was previously reported in our Report on Form 6‑K (File No. 001‑40865) filed with the SEC on July 19, 2023, which is incorporated herein by reference.

Item 16G. Corporate Governance

We are a “foreign private issuer” (as such term is defined in Rule 3b‑4 under the Exchange Act), and our Class A Shares are listed on the NYSE. We believe the following to be the significant differences between our corporate governance practices and those applicable to U.S. companies under the NYSE listing standards. Under the NYSE rules, NYSE‑listed companies that are foreign private issuers are permitted to follow home country practice in‑lieu of the corporate governance provisions specified by the NYSE, with limited exceptions. Accordingly, we follow certain corporate governance practices of our home country, the Netherlands, in‑lieu of certain of the corporate governance requirements of the NYSE.

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

We currently follow and intend to continue to follow the foregoing governance practices and not avail ourselves of the independence exemptions afforded to foreign private issuers under the NYSE rules. Our Board has determined that eight of its nine board members qualify as independent under the NYSE rules applicable to members of the board of directors. We, however intend to rely on this “foreign private issuer exemption” with respect to NYSE rules requiring shareholder approval as described below. We may in the future, however, decide to use other foreign private issuer exemptions with respect to some or all of the other NYSE listing requirements. Following our home country governance practices may provide less protection than is accorded to investors under the NYSE listing requirements applicable to domestic issuers.

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

For more information on our corporate governance practices, please refer to Item 6, “Directors, Senior Management, and Employees—C. Board Practices-–Corporate Governance Practices.”

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

Not applicable.

Item 16K. Cybersecurity

Cybersecurity Risk Management and Strategy

We have developed and implemented a cybersecurity risk management program aimed at protecting the confidentiality, integrity, and availability of our critical systems and information. Our cybersecurity risk management program includes a cybersecurity incident response plan. Our risk management program is encompassed within our Information Security Management System.

We design and assess our program based on internationally recognized cybersecurity standards, specifically ISO27002:2022. This does not imply that we comply with any specific technical standard, specification, or requirement, only that we use the ISO27002:2022 control framework as a guide to help us identify, assess, and manage cybersecurity risks relevant to our business.

Our cybersecurity risk management program is integrated into our Information Security Management System (ISMS). It includes cybersecurity risk management, which is aligned with the business objectives and risk assessments of other company areas such as the legal department, human resources, among others.

Our cybersecurity risk management program includes:

•
risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader IT environment;
•
a security team primarily responsible for managing (1) our cybersecurity risk assessment processes, (2) our security controls, and (3) our response to cybersecurity incidents;
•
cybersecurity awareness training for our employees during the onboarding process, as well as the recurrent sending of awareness alerts/pills on topics relevant to the security of Wallbox; and
•
cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents;

We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, including our operations, business strategy, results of operations, or financial condition. We face risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. See Part I, Item 3 “Key Information — Risk Factors — Risks Related to Our Business — Computer malware, viruses, ransomware, hacking, phishing attacks, and other network disruptions could result in security and privacy breaches, loss of proprietary information and interruption in service, which would harm our business.”

Cybersecurity Governance

Our Board considers cybersecurity risk as part of its risk oversight function and has delegated to the Audit Committee the oversight of cybersecurity and other information technology risks. The Audit Committee oversees the management's implementation of our cybersecurity risk management program.

Management updates the Audit Committee, as necessary, regarding any material cybersecurity incidents, as well as any incidents with lesser impact potential.

PART III

Item 17. Financial Statements

We have provided consolidated financial statements pursuant to Item 18.

Item 18. Financial Statements

The audited consolidated financial statements as required under Item 18 are attached hereto starting on page F‑1 of this Annual Report and are incorporated herein by reference. The audit report of BDO Bedrijfsrevisoren BV, Zaventem, Belgium, PCAOB ID: 1432, and of Ernst and Young, S.L., Raimundo Fernandez Villaverde 65, Madrid, PCAOB ID: 1461 an independent registered public accounting firm, is included herein preceding the audited consolidated financial statements.

Item 19. Exhibits

Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed/ Furnished
1.1	Articles of Association of Wallbox N.V.	6‑K	001‑40865	3.1	10/04/2021
2.1	Description of Securities					*
2.2	Form of Subscription Agreement dated June 9, 2021	F‑1	333‑260652	10.1	11/01/2021
2.3	Form of Subscription Agreement dated September 29, 2021	F‑1	333‑260652	10.2	11/01/2021
2.4	Warrant Assignment, Assumption and Amended & Restated Agreement dated October 1, 2021	F‑1	333‑260652	4.1	11/01/2021
2.5	Form of Subscription Agreement dated November 29, 2022	20-F	001-40865	2.5	03/31/2023
2.6	Warrant Agreement, dated February 9, 2023, by and between Wallbox N.V. and Banco Bilbao Vizcaya Argentaria, S.A.	20-F	001-40865	2.6	03/31/2023
2.7	Subscription Agreement, dated February 9, 2023, by and between Wallbox N.V. and Banco Bilbao Vizcaya Argentaria, S.A.	20-F	001-40865	2.7	03/31/2023
2.8	Form of Subscription Agreement, dated June 2023	6-K	001-40865	10.1	06/02/2023
2.9	Form of Subscription Agreement, dated December 2023	6-K	001-40865	2.1	12/04/2023
2.10	Subscription Agreement dated as of November 29, 2023 with Generac Power Systems, Inc.	6-K	001-40865	2.2	12/04/2023
4.1	Business Combination Agreement, dated as of June 9, 2021, by and among Kensington Capital Acquisition Corp. II, Wall Box Chargers, S.L., Wallbox B.V. and Orion Merger Sub Corp	F‑1	333‑260652	2.1	11/01/2021
4.2	Registration Rights Agreement and Lock‑up Agreement, dated October 1, 2021	F‑1	333‑260652	10.4	11/01/2021
4.3†	Wallbox N.V. 2021 Equity Incentive Plan	6‑K	001‑40865	10.3	10/4/2021
4.4†	Wallbox N.V. Amended & Restated 2021 Employee Stock Purchase Plan	20-F	001-40865	4.4	03/31/2023
4.5†	2018 Legacy Stock Option Program for Management	S‑8	333‑263795	99.3	03/23/2022
4.6†	2020 Legacy Stock Option Program for Employees	S‑8	333‑263795	99.4	03/23/2022
4.7†	2018 Legacy Stock Option Program for Founders					*
4.8†	Subrogation, Assignment and Plan Amendment Agreement dated September 29, 2021	S‑8	333‑263795	99.6	03/23/2022
4.9	Side Letter from Enric Asunción Escorsa to Inversiones Financieras Perseo, S.L. dated October 5, 2021	F‑1	333‑260652	10.7	11/01/2021
4.10	Lease Agreement, dated September 24, 2021, by and between Forum Drive Industrial Properties, LLC and Wallbox USA Inc.	POS AM	333‑260652	10.12	09/28/2022
4.11	Lease Agreement, dated March 5, 2021, by and between Consorcio de la Zona Franca de Barcelona and Wall Box Chargers, S.L. (translated into English from its original text in Spanish)	20-F	001-40865	4.11	03/31/2023
4.12	Power Purchase Agreement, dated September 27, 2021, by and between Iberdola Clientes, S.A.U. and Wall Box Chargers, S.L.	20-F	001-40865	4.12	03/31/2023
4.13	Lease Agreement, dated August 11, 2021, by and between Iberdola Inmobiliaria Patrimonio, S.A.U. and Wall Box Chargers, S.L.	20-F	001-40865	4.13	03/31/2023
4.14#	Facility Agreement, dated February 9, 2023, by and among Wall Box Chargers, S.L.U., Wallbox N.V. and Banco Bilbao Vizcaya Argentaria, S.A.	20-F	001-40865	4.14	03/31/2023
4.15	Equity Distribution Agreement, dated April 3, 2023, by and among Wallbox N.V., Canaccord and Oppenheimer	6-K	001-40865	1.1	04/03/2023

Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed/ Furnished
4.16#	Asset Purchase Agreement dated October 17, 2023, by and between Pulsar Chargers GmbH as Purchaser and ABL GmbH as Seller, dated October 17, 2023.	6-K	001-40865	4.1	10/18/2023
4.17#	Investment and Shareholders’ Agreement dated December 15, 2023, by and between Wall Box Chargers S.L.U. and greenmobility invest 2 GmbH.	6-K	001-40865	4.1	12/18/2023
4.18	Letter Agreement, dated December 13, 2023, between Generac Power Systems, Inc and Wallbox N.V.					*
4.19	Letter Agreement, dated December 13, 2023, between Kariega Ventures, S.L. and Wallbox N.V.					*
4.20#

Financing Agreement, dated October 16, 2023, by and among Wall Box Chargers, S.L.U., Wallbox N.V., Wallbox USA, Inc., Instituto de Crédito Oficial E.P.E., Institut Català De Finances, Mora Banc Grup SA, EBN Banco De Negocios, S.A., and EBN Banco De Negocios, S.A.

*
4.21#	Financing Agreement, dated October 16, 2023, by and among Wallbox USA, Inc., Wallbox N.V., Wallbox Chargers, S.L.U., Compañía Española de Financiación del Desarrollo, and Cofides, S.A., S.M.E.					*
8.1	List of Subsidiaries					*
12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002					*
12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002					*
13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes‑Oxley Act of 2002					**
13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes‑Oxley Act of 2002					**
15.1	Consent of BDO Bedrijfsrevisoren BV, independent registered public accounting firm					*
15.2	Consent of Ernst and Young, S.L., independent registered public accounting firm					*
15.3	Letter dated July 19, 2023 from BDO Bedrijfsrevisoren BV to the Securities and Exchange Commission	6-K	001-40865	15.1	7/19/2023
20.1	Non‑binding Letter of Intent, dated July 31, 2020, by Iberdola Clientes, S.A.U, to Wall Box Chargers S.L.(translated into English from its original text in Spanish)	F-1	333-260652	20.1	11/01/2021
97.1	Compensation Recovery Policy					*
101.1	Inline XBRL Document Set for the consolidated financial statements and accompanying notes in Part III, Item 18, Financial Statements of this Annual Report on Form 20-F					*
104	Inline XBRL for the cover page of this Annual Report on Form 20‑F, included in the Exhibit 101 Inline XBRL Document Set					*

* Filed herewith.

** Furnished herewith.

† This document has been identified as a management contract or compensatory plan or arrangement.

# Portions of this exhibit (indicated by asterisks within brackets) have been omitted pursuant to the rules of the Securities and Exchange Commission. Such omitted information is not material and the registrant customarily and actually treats such information as private or confidential.

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

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20‑F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Wallbox N.V.

Date:	March 21, 2024	By:	/s/ Enric Asunción Escorsa
Enric Asunción Escorsa
Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Wallbox, N.V.:

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Wallbox, N.V. and subsidiaries (the Company) as of December 31, 2023, the related consolidated statements of profit and loss and other comprehensive income, changes in equity and cash flows for the year ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023, and the results of its operations and its cash flows for the year ended, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Ernst & Young, S.L.

We have served as the Company’s auditor since 2023.

Barcelona, Spain

March 21, 2024

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Wallbox N.V.

Barcelona, Spain

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Wallbox N.V. (the “Company”) as of December 31, 2022, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

/s/ BDO Bedrijfsrevisoren BV

BDO Bedrijfsrevisoren BV

We have served as the Company’s auditor from 2021 through 2023.

Zaventem, Belgium

March 30, 2023

WALLBOX N.V.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS AT DECEMBER 31, 2023 AND 2022

(In thousand Euros)	Notes	December 31, 2023	December 31, 2022
Assets
Non-Current Assets
Property, plant and equipment	8	76,183	57,878
Right-of-use assets	9	35,423	24,888
Intangible assets	10 a)	94,049	60,800
Goodwill	10 b) and 11	13,385	15,101
Non-current financial assets	13	1,521	1,133
Tax credit receivables	24	6,056	6,629
Total Non-Current Assets		226,617	166,429
Assets held for sale	12	—	384
Current Assets
Inventories	14	92,478	106,569
Trade and other financial receivables	13	43,416	39,827
Other receivables	24	8,429	14,846
Other current financial assets	13	5,810	5,957
Other current assets and deferred charges		1,276	1,633
Advance payments	14	4,357	3,031
Cash and cash equivalents	15	101,158	83,308
Total Current Assets		256,924	255,171
Total Assets		483,541	421,984
Equity and Liabilities
Equity
Share capital	16	50,352	45,769
Share premium	16	481,615	378,240
Accumulated deficit	16	(420,195)	(306,696)
Other equity components	16	32,149	41,240
Foreign currency translation reserve	16	5,868	10,597
Total Equity attributable to owners of the Company		149,789	169,150
Non-controlling interest		22	—
Total Equity		149,811	169,150
Liabilities
Non-Current Liabilities
Loans and borrowings	13	80,861	44,359
Lease liabilities	9 and 13	34,063	24,657
Provisions	17	13,836	1,439
Government grants	18	4,849	2,198
Deferred tax liabilities	24	9,347	1,388
Total Non-Current Liabilities		142,956	74,041
Current Liabilities
Loans and borrowings	13	126,496	89,268
Derivative warrants liabilities	13	3,119	5,834
Lease liabilities	9 and 13	4,914	2,644
Trade and other financial payables	13	45,081	71,249
Current income tax liabilities	24	—	1,186
Other payables	24	6,209	5,819
Provisions	17	1,752	1,318
Government grants	18	551	708
Contract liabilities		2,652	767
Total Current Liabilities		190,774	178,793
Total Liabilities		333,730	252,834
Total Equity and Liabilities		483,541	421,984

The accompanying notes form an integral part of these consolidated financial statements.

WALLBOX N.V.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(In thousand Euros except per share data)	Notes	December 31, 2023	December 31, 2022	December 31, 2021
Revenue	19	143,769	144,185	71,579
Changes in inventories and raw materials and consumables used	20	(95,503)	(85,605)	(44,253)
Employee benefits	21	(81,236)	(88,814)	(29,666)
Other operating expenses	20	(59,788)	(91,555)	(43,405)
Amortization and depreciation	8, 9 and 10	(28,443)	(18,890)	(8,483)
Net other income	20	14,260	1,844	656
Operating Loss		(106,941)	(138,835)	(53,572)
Financial income	22	1,472	2,307	155
Financial expenses	22	(15,247)	(7,998)	(32,068)
Change in fair value of derivative warrant liabilities	13	6,476	80,748	(68,953)
Share listing expense		—	—	(72,172)
Foreign exchange gains/(losses)	22	1,466	(3,618)	1,026
Financial Results		(5,833)	71,439	(172,012)
Share of loss of equity-accounted investees	12	—	(330)	—
Loss before Tax		(112,774)	(67,726)	(225,584)
Income tax credit	24	703	4,926	1,807
Loss for the Year		(112,071)	(62,800)	(223,777)
Attributable to:
Equity holders of the Company		(112,068)	(62,800)	(223,777)
Non-controlling interest		(3)	—	—
Earnings per share
Basic and diluted losses per share (euros per share)	23	(0.60)	(0.38)	(1.99)
Loss for the Year		(112,071)	(62,800)	(223,777)
Other comprehensive (loss)/income
Other comprehensive (loss)/income that may be reclassified to profit or loss in subsequent periods
Currency translation differences in foreign operations, net of tax		(4,729)	7,996	2,524
Changes in the fair value of debt instruments at fair value through other comprehensive income, net of tax		—	(9)	—
Net other comprehensive (loss)/income that may be reclassified to profit or loss in subsequent periods		(4,729)	7,987	2,524
Other comprehensive income/(loss) for the year		(4,729)	7,987	2,524
Total comprehensive loss for the year		(116,800)	(54,813)	(221,253)

The accompanying notes form an integral part of these consolidated financial statements.

WALLBOX N.V.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

		Attributable to owners of the Company
						Foreign
					Other	currency		Non-
		Share	Share	Accumulated	equity	translation		controlling	Total
(In thousand Euros)	Notes	capital	premium	deficit	components	reserve	Total	interest	Equity
Balance at January 1, 2021		196	28,725	(20,119)	3,353	77	12,232	—	12,232
Total comprehensive (loss)/income for the year
Loss for the year		—	—	(223,777)	—	—	(223,777)	—	(223,777)
Other Comprehensive (loss)/income for the year		—	—	—	—	2,524	2,524	—	2,524
Total comprehensive income for the year		—	—	(223,777)	—	2,524	(221,253)	—	(221,253)
Transactions with owners of the Company
Contributions of equity (PIPE financing)	16	1,332	94,528	—	—	—	95,860	—	95,860
Contributions of equity (Kensington Shareholders)	16	2,383	169,313	—	—	—	171,696	—	171,696
Contributions of equity (Wall Box Chargers Shareholders)	16	40,445	(40,445)	—	—	—	—	—	—
Contributions of equity (Convertible bonds and others)	16	124	87,667	—	—	—	87,791	—	87,791
Issuance costs	16	—	(17,397)	—	—	—	(17,397)	—	(17,397)
Share based payments	21	—	—	—	2,143	—	2,143	—	2,143
Total contributions and distributions		44,284	293,666	—	2,143	—	340,093	—	340,093
Total transactions with owners of the Company		44,284	293,666	(223,777)	2,143	2,524	118,840	—	118,840
Balance at December 31, 2021		44,480	322,391	(243,896)	5,496	2,601	131,072	—	131,072
Total comprehensive (loss)/income for the year
Loss for the year		—	—	(62,800)	—	—	(62,800)	—	(62,800)
Other Comprehensive (loss)/income for the year		—	—	—	(9)	7,996	7,987	—	7,987
Total comprehensive income for the year		—	—	(62,800)	(9)	7,996	(54,813)	—	(54,813)
Transactions with owners of the Company
Contribution of equity (Private placement)	16	981	40,745	—	—	—	41,726	—	41,726
Contribution of equity (Ares acquisition)	6	84	6,216	—	—	—	6,300	—	6,300
Contribution of equity (Electromaps acquisition)	13	20	1,480	—	—	—	1,500	—	1,500
Contribution of equity (Execution of options and warrants)	16	204	7,408	—	(1,291)	—	6,321	—	6,321
Share based payments	21	—	—	—	34,837	—	34,837	—	34,837
Business Combinations to be settled in equity instruments	16	—	—	—	2,207	—	2,207	—	2,207
Total contributions and distributions		1,289	55,849	—	35,753	—	92,891	—	92,891
Total transactions with owners of the Company		1,289	55,849	(62,800)	35,744	7,996	38,078	—	38,078
Balance at December 31, 2022		45,769	378,240	(306,696)	41,240	10,597	169,150	—	169,150
Total comprehensive (loss)/income for the year
Loss for the year		—	—	(112,068)	—	—	(112,068)	(3)	(112,071)
Other Comprehensive (loss)/income for the year		—	—	—	—	(4,729)	(4,729)		(4,729)
Total comprehensive income for the year		—	—	(112,068)	—	(4,729)	(116,797)	(3)	(116,800)
Transactions with owners of the Company
Contribution of equity (Private placement)	16	3,503	70,739	—	—	—	74,242	—	74,242
Contribution of equity (Coil acquisition)	6	33	2,284	—	(2,317)	—	—	—	—
Contribution of equity (ATM)	13	316	5,790	—	—	—	6,106	—	6,106
Contribution of equity (Execution of options and warrants)	16	731	24,562	—	(23,446)	—	1,847	—	1,847
Share based payments	21	—	—	—	16,672	—	16,672	—	16,672
Business Combinations to be settled in equity instruments	16	—	—	—	—	—	—	—	—
Non-controlling interest on acquisition of subsidiary		—	—	—	—	—	—	25	25
Other movements		—	—	(1,431)	—	—	(1,431)	—	(1,431)
Total contributions and distributions		4,583	103,375	(1,431)	(9,091)	—	97,436	25	97,461
Total transactions with owners of the Company		4,583	103,375	(113,499)	(9,091)	(4,729)	(19,361)	22	(19,339)
Balance at December 31, 2023		50,352	481,615	(420,195)	32,149	5,868	149,789	22	149,811

The accompanying notes form an integral part of these consolidated financial statements.

WALLBOX N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(In thousand Euros)	Notes	December 31, 2023	December 31, 2022	December 31, 2021
Cash flows from Operating Activities

Loss for the Year		(112,071)	(62,800)	(223,777)
Adjustments for:
Amortization and depreciation	8, 9 and 10	28,443	18,890	8,483
Expected credit loss for trade and other receivables	13 and 20 B	1,893	3,873	479
Impairments of inventories	20 A	999	1,575	311
Impairments of financial assets	22	—	1,411	—
Fair value change of financial instruments	13	—	—	(60)
Change in provisions	17	2,426	1,737	730
Government grants	18	(1,706)	(718)	(712)
Financial income	22	(1,472)	(2,307)	(155)
Financial expenses	22	15,247	6,743	32,067
Change in fair value of derivative warrant liabilities	13	(6,476)	(80,748)	68,954
Share listing expense	16	—	—	72,172
Exchange differences		(1,466)	3,618	(1,026)
Income tax credit	24	(703)	(4,926)	(1,807)
Share based payments expense	21	16,672	32,625	2,455
Share of loss of equity accounted associates	12	—	330	—
Negative Goodwill	20	(11,166)	—	—
Proceeds from government grants		6,329	479	233
Other paid		—	—	(59)
Changes in
- inventories		23,553	(73,622)	(20,556)
- trade and other financial receivables		2,703	(11,801)	(25,513)
- other assets		1,227	7,297	(10,772)
- trade and other financial payables		(30,417)	21,723	28,552
- other non-current assets and liabilities		—	—	131
- contract liabilities		1,885	329	239

Net cash used in operating activities		(64,100)	(136,292)	(69,631)
Cash flows from Investing Activities

Investment in equity-accounted investees	12	—	(714)	—
Loans granted to equity-accounted investees	13	—	(140)	(777)
Acquisition of intangible assets	10	(32,178)	(27,384)	(19,633)
Acquisition of property, plant and equipment	8	(12,236)	(37,795)	(10,704)
Acquisition of financial assets at amortized costs	13	—	—	(247)
Acquisition of financial assets at fair value through profit or loss	13	—	(12,450)	(57,344)
Other financial assets, net	13	—	—	(690)
Proceeds from sale of intangible assets	10	—	—	58
Proceeds from sale of property, plant and equipment	8	—	—	80
Proceeds from sale of financial assets at amortized costs	13	—	—	117
Proceeds from sale of financial assets at fair value through profit or loss	13	248	64,994	813
Proceeds from sale of financial assets at fair value through other comprehensive income	13	—	—	30
Interest received	22	—	—	—
Acquisition of subsidiaries, net of cash acquired	6	(9,979)	(470)	—

Net cash used in investing activities		(54,145)	(13,959)	(88,297)

The accompanying notes form an integral part of thes e consolidated financial statements.

WALLBOX N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(In thousand Euros)	Notes	December 31, 2023	December 31, 2022	December 31, 2021
Cash flows from Financing Activities

Proceeds from issuing equity instruments	16	—	—	—
Proceeds from issuing equity instruments (ATM)	16	6,106	—	—
Proceeds from issuing equity instruments (PIPE financing)	16	74,242	41,726	95,860
Proceeds from issuing equity instruments (Kensigton shares)	16	—	—	114,015
Issuance cost		—	—	(17,397)
Proceeds from issuing equity instruments (Warrants conversions and others)	13 and 16	1,847	4,641	493
Purchase of share-based payments plan		—	—	(312)
Proceeds from borrowings	13	—	—	124
Proceeds from loans	13	419,471	291,204	204,677
Proceeds from convertible bonds	13	—	—	34,550
Repayments of loans	13	(337,977)	(218,902)	(176,323)
Repayments of related parties loans	13	—	(42)	(87)
Interest paid of convertible bonds	13	—	(223)	(997)
Payment of principal portion of lease liabilities	9	(2,809)	(2,191)	(828)
Payment of interest on lease liabilities	9	(1,341)	(1,267)	(631)
Payment of put option liabilities	6	—	—	(2,875)
Interest and bank fees paid	22	(18,908)	(3,199)	(3,047)
Other payments		—	—	(297)

Net cash from financing activities		140,631	111,747	246,925

Net increase in cash and cash equivalents		22,386	(38,504)	88,997
Cash and cash equivalents at beginning of year		83,308	113,865	22,338
Exchange gains/(losses)		(4,536)	7,947	2,530

Cash and cash equivalents at 31 December		101,158	83,308	113,865

The accompanying notes form an integral part of these consolidated financial statements.

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

These consolidated financial statements comprise the Company and its subsidiaries (together referred to as the “Group”). The Group is primarily involved in the development, manufacturing, and sales of innovative solutions for charging electric vehicles. Further information about the Group’s business activities, reportable segments, and the related party relationships of the Group is included in Note 19 on Revenue, Note 7 on Segment reporting, and Note 25 on Group Information, respectively.

Wallbox is the Parent of the Group. The Group’s principal subsidiaries as of December 31, 2023, 2022 and 2021 are set out in Note 28. Unless otherwise stated, their share capital consists solely of ordinary shares which are held directly by the Group, and the proportion of ownership interests held equals the voting rights held by the Group.

Wallbox is listed on the New York Stock Exchange with the ticker WBX.

2. BASIS OF ACCOUNTING

These consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

These consolidated financial statements are approved and authorized for issuance on behalf of the Company’s board of directors on March 19, 2024.

Refer to Note 5 for details of the Group’s significant accounting policies.

Disclosures in respect of the years ended December 31, 2022 and 2021 are presented as have been previously reported. In addition, certain immaterial amounts have been reclassified in the current year with no impact on the net loss for the year.

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

Wallbox has incurred net losses and significant cash outflows from cash used in operating activities during past years, as it has been investing significantly in the development of its electric vehicle charging products. During the fiscal year ended December 31, 2023, the Company incurred a consolidated net loss of Euros (112,071) thousand and net cash flows used in operations amounted to Euros (64,100) thousand. As of December 31, 2023, the Company had an accumulated deficit of Euros (420,195) thousand but a positive total equity balance of Euros 149,811 thousand. As of December 31, 2023, it had cash and cash equivalents of Euros 101,158 thousand.

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

WALLBOX N.V.

Notes to the consolidated financial statements

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

Basis of consolidation

These consolidated financial statements comprise the financial statements of the Company and its subsidiaries as of December 31, 2023. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and can affect those returns through its power over the investee. Specifically, the Group controls an investee if, and only if, the Group has the following:

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

WALLBOX N.V.

Notes to the consolidated financial statements

In accordance with Dutch law, the foreign currency translation reserve as shown on the face of the consolidated statement of financial position is not freely distributable. Furthermore, a free distribution is restricted for the amount of capitalized internal development costs as carried on the consolidated statement of financial position. As at December 31, 2023 the amount of capitalized development costs as carried on the consolidated statement of financial position amounts to Euros 66,408 thousand (2022: Euros 49,537 thousand) as further detailed in Note 10.

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

Critical judgement and estimates:

Below is a summary of the areas which involve a greater degree of judgement or complexity, and which have the most significant effect on the amounts recognized in the consolidated financial statements:

•
Going concern

The Company’s management assesses the going concern of the company on an ongoing basis by estimating the future cash flows and anticipating cash outflows for the following 12 months. The Company’s management makes judgements about the future expected cash outflows and cash inflows based on the budget approved by the Board of Directors. This includes estimates about the expected growth rate, Wallbox’s market share, the gross margins, compliance with covenants, the exercise of warrants and availability of other financial funding from banks.

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

There was no impairment of goodwill or non-current assets for the years ended December 31, 2023 and 2022. (Refer to Note 11).

•
Capitalization of development costs and determination of the useful life of intangible assets

The Company’s management reviews expenditures, including wages and benefits for employees, incurred on development activities and, based on its judgements of the costs incurred, assesses whether the expenditure meets the capitalization criteria set out in IAS 38 and the intangible assets accounting policy disclosed in Note 5. The Company’s management considers whether additional expenditures on projects relate to maintenance or new development projects. Only qualifying expenditures for new development projects will be capitalized.

The useful life of capitalized development costs is determined by management at the time the newly developed charger is brought into use and is regularly reviewed for appropriateness. For unique charger products controlled and developed by the Company, the useful life is based on historical experience with similar products as well as anticipation of future events, such as changes in technology, which may impact their useful economic life. (See Note 5).

WALLBOX N.V.

Notes to the consolidated financial statements

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

Therefore, Wall Box Chargers, S.L. chose to measure the hybrid contract at fair value through proﬁt or loss since its inception. The fair value at issue date was equal to the par value. Subsequently, the convertible bond was valued at fair value through proﬁt or loss. The fair value implies judgement in relation to whether the bond will convert or be paid in cash, the conversion price and the number of shares to be issued in exchange for the bonds. It was also estimated that a conversion would take place. The share price was estimated based on the company value included in the Business Combination Agreement with Kensington Capital Acquisition II which was signed on June 6, 2021.

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

•
Share-Based Payments

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

WALLBOX N.V.

Notes to the consolidated financial statements

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

The Company’s management determined the estimated fair value of its awards based on the estimated market price of the Parent’s stock on the date of grant, in practice the share price of Wallbox NV at grant date, and by applying methodologies generally accepted for this kind of valuation (see Note 21).

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

•
Income taxes

Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized or whether there are taxable temporary differences that can support any DTAs.. In order to determine the amount of the deferred tax assets to be recognized, the directors consider the amounts and dates on which future taxable profits will be obtained and the reversal period for taxable temporary differences. The Company has not recognized deferred tax assets as of December 31, 2023 or December 31, 2022. The key area of judgement is therefore an assessment of whether it is probable that there will be suitable taxable profits against which any deferred tax assets can be utilized. The Company operates in a number of international tax jurisdictions. Further details of the Company’s accounting policy in relation to deferred tax assets are discussed in Note 5.

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

•
Critical judgements derived from the Business Combination Agreement and the Transaction

On October 1, 2021 (the “Closing Date”), Wallbox closed a business combination (the “Business Combination”) pursuant to the Business Combination Agreement, dated June 9, 2021, (the “Business Combination Agreement”), entered by and between Wallbox, Orion Merger Sub Corp., Kensington Capital Acquisition Corp. II, (hereinafter Kensington), and Wallbox Chargers.

The Group considered the following significant estimations and judgements associated with the Transaction:

Wallbox Chargers acquisition

From an accounting perspective, the contribution in kind of Wallbox Chargers and subsidiaries qualifies as a 'business combination involving entities or businesses under common control”, which is not in the scope of IFRS 3. IFRS has currently no guidance yet on how to account for these kind of transactions.

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

WALLBOX N.V.

Notes to the consolidated financial statements

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

Therefore, Wallbox did not acquire a business through the contribution in kind but accounted for the Kensington shares in accordance with IFRS 2 Share-based payments. Kensington was treated as the “acquired” company for ﬁnancial reporting purposes and its net assets were recognized at historical cost, with no goodwill or other intangible assets recorded.

As a result of this Transaction Kensington shareholders became shareholders of Wallbox,

Based on IFRS 2, and from an analysis of the transaction, it was considered that the excess of fair value of Wallbox shares issued over the fair value of Kensington’s identiﬁable net assets acquired represents compensation for the service of stock exchange listing for its shares and was expensed as incurred.

In this regard, Kensington’s net assets at the closing date amounted to USD 115,244 thousand or Euros 99,524 thousand plus the cash proceeds to be received from PIPE Investors amounting USD 111,000 thousand or Euros 95,860 thousand totaling Euros 195,384 thousand.

The fair value of the Wallbox Chargers business agreed between the independent parties involved in the Transaction amounted to USD 1,400,000 thousand (Euros 1,209,040 thousand) in accordance with the Business Combination Agreement. Therefore, based on an 18.1% equity interest in Wallbox issued to Kensington shareholders, the fair value of the Wallbox shares provided to the Kensington shareholders was estimated at Euros 267,556 thousand.

Consequently, the difference between the fair value of the Wallbox shares provided (Euros 267,556 thousand) and Kensington’s net assets (Euros 195,384 thousand), amounted to Euros 72,172 thousand, and was considered as a ﬁnance expense in the statement of proﬁt or loss of Wallbox at closing date, representing the value of the stock exchange listing services rendered by Kensington and its shareholders.

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

In addition, in 2023, Wallbox has issued new warrants as part of the new facility agreement with Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”) entered into in February 2023.

According to management’s assessment, the Public and Private Warrants and BBVA Warrants fall within the scope of IAS 32 and have been classified as derivative financial liabilities as they fail the fixed for fixed criterion, amongst others because of their exercise price in a foreign currency (USD) and because of certain redemption clauses in place. Additionally, the Private Warrants can be exercised on a cashless basis in return for a variable number of shares as further detailed in Note 13. In accordance with IFRS 9 guidance, derivatives that are classified as financial liabilities shall be measured at fair value with subsequent changes in fair value to be recognized in profit or loss (refer to Note 13).

Although these estimates made by the Company’s directors were based on the best information available on December 31, 2023, it is possible that events which might take place in the future would result in adjustments being necessary in future years.

4. NEW IFRS AND IFRIC NOT YET EFFECTIVE

Standards and interpretations effective during 2023 and those issued but not yet in force are detailed below:

a)
Standard and interpretation effective as of January 1, 2023
•
Insurance Contracts (IFRS 17)
•
Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)
•
Definition of Accounting Estimates (Amendments to IAS 8)
•
Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)
•
International tax reform – Pillar II Model rules (Amendment to IAS 12). The Group has applied the mandatory exception, but it is out of scope of Pillar Two as the Group revenue is less than Euro 750 million per year.

After an analysis of the standards and interpretations effective during 2023, we have concluded that we don’t expect any significant impacts on the current consolidated financial statements.

b)
New standards, amendments and interpretations effective and endorsed as of January 1, 2024
•
Classification of liabilities as current or non-current and Non-current liabilities with Covenants (Amendments to IAS 1)
•
Lease liability in a Sale and Leaseback (Amendment to IFRS 16)
•
Supplier Finance Arrangements - Amendments to IAS 7 and IFRS 7

We do not expect that these standards will have a significant impact on the Group’s financial statements.

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

WALLBOX N.V.

Notes to the consolidated financial statements

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

During 2023 the Company has sold its investment in FAWSN (Note 12) so, as of December 31, 2023 the Group has not any interests in equity-accounted investees.

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

B. Foreign currency

i. Foreign currency transactions

WALLBOX N.V.

Notes to the consolidated financial statements

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

When a foreign operation is disposed of in its entirety or partially such that control, significant influence, or joint control is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal. If the Group disposes of part of its interest in a subsidiary but retains control, then the relevant proportion of the cumulative amount is reattributed to NCI. When the Group disposes of only part of an associate or joint venture while retaining significant influence or joint control, the relevant proportion of the cumulative amount is reclassified profit or loss.

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

Sale of chargers, Printed Circuit Boards (“PCBs”) and other products

Revenue from the sale of chargers, PCBs and other products are recognized at the point in time when control of the asset is transferred to the customer.

In case of the bill-and-hold agreements, the control of the asset is transferred to the client as soon as the chargers are ready to be picked up by the client, even though the chargers remain in the warehouse of Wallbox. Revenue recognized under bill-and-hold agreements is only recorded if the customer has the ability to direct the use of the products. This means that these products are identified separately as belonging to the customer in the Wallbox ’s warehouse, that the products are ready for physical transfer to the customer upon their request, and that the Group has no ability to use the products or to direct the products to another customer.

The Group considers whether there are other promises in the contract that are separate performance obligations to which a portion of the transaction price needs to be allocated (e.g., warranties, warehousing). In determining the transaction price for the sale of chargers, PCBs and other products, the Group considers the effects of variable consideration (if any). In addition, the major part of these transactions are performed under a sole purchase order and the price is not variable.

Contracts with customers do not include variable payments or significant financing components. There are no obligations for returns, refunds, or similar, other than regular warranty liabilities for products that are working unproperly based on warranty laws and regulations in each country in which Wallbox operates. These warranties are not considered a separate performance obligation under the contract. In addition, there are certain contracts with clients which include rebates for sales volumes which are accounted for as a reduction in revenue.

Sale of services

Revenue related to the rendering of services mainly consists of revenue from installation services and services related to managing solutions of charging point operators using software developed internally.

Revenue from contracts with customers for installation services is recognized when control of the services is transferred to the customer (at a point in time given the short period over which the service is rendered). Revenue is recognized at an amount that reflects the

WALLBOX N.V.

Notes to the consolidated financial statements

consideration to which the Group expects to be entitled in exchange for those services. For installation contracts, where the time required to complete execution is longer, revenue recognized for each period is calculated taking into account the percentage of completion at the end of each financial period, considering the work in progress and the costs incurred until this date compared to the budgeted costs.

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

A contract liability is recognized if a payment is received or if a payment is due (whichever is earlier) from a customer before the Group transfers the related goods or services. Contract liabilities are recognized as revenue when the Group performs its obligation under the contract (i.e., transfers control of the related goods or services to the customer).

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

iii. Termination benefits

Termination benefits are expensed at the earlier of when the Group can no longer withdraw the offer of those benefits or when the Group recognizes costs for a restructuring process. If benefits are not expected to be settled wholly within 12 months of the reporting date, are discounted.

E. Finance income and finance costs

The Group´s finance income and finance costs include:

•
interest income;
•
interest expense;
•
the foreign currency gain or loss on financial assets and financial liabilities;
•
Changes in fair value of contingent liabilities;
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

WALLBOX N.V.

Notes to the consolidated financial statements

•
the gross carrying amount of the financial asset; or
•
the amortized cost of the financial liability.

In calculating interest income and expense, the effective interest rate is applied to the gross carrying amount of the asset (when the asset is not credit-impaired) or to the amortized cost of the liability. However, for financial assets that have become credit-impaired subsequent to initial recognition, interest income is calculated by applying the effective interest rate to the amortized cost of the financial asset. If the asset is no longer credit-impaired, then the calculation of interest income reverts the gross basis.

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

ii. Deferred tax

Deferred tax is recognized as the result of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for:

•
temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss; however if the asset (deductible) and the liability (taxable) arisen in a single transaction are equal, the initial recognition exception shall not apply, and the Company recognize the corresponding deferred tax assets and liabilities.
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

iii. Tax credit receivables

As per the accounting policy choice, tax credit receivables derived from government incentive schemes delivered through the tax system are accounted for using IAS 12 by analogy, as it has been concluded that it better reflects the economic substance of the incentive (tax allowance for R&D investments) rather than applying IAS 20 Government Grants. Consequently, these incentives are presented in profit or loss as a deduction from the current tax expense to the extent that the entity is entitled to claim the credit in the current reporting period, and as tax credit receivables in the statement of financial position.

WALLBOX N.V.

Notes to the consolidated financial statements

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

WALLBOX N.V.

Notes to the consolidated financial statements

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

Software: Expenses capitalized as software are those incurred in the ongoing development of a centralized system that will streamline the Group's business structure by integrating various underlying software platforms and adding new specific functionalities for the Group.

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

The estimated useful lives for current and comparative periods are as follows:

Useful life (years)
Patents	(*)
Customer relationships	5 years
Trademarks	10 years
Computer software	4-6 years
Development	5 years

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

WALLBOX N.V.

Notes to the consolidated financial statements

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

WALLBOX N.V.

Notes to the consolidated financial statements

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
•
substantially all the risks and rewards of ownership of the financial asset are transferred; or

WALLBOX N.V.

Notes to the consolidated financial statements

•
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

The convertible bonds issued in 2020 and 2021 were already converted into equity the prior year and no new bonds were issued during 2022. Hence, no convertible bonds are outstanding as at December 31, 2023 and December 31, 2022.

WALLBOX N.V.

Notes to the consolidated financial statements

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

WALLBOX N.V.

Notes to the consolidated financial statements

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

Warranties: A provision for warranties is recognized when the underlying products or services are sold and is based on historical warranty data and a weighting of possible outcomes against their associated probabilities.

Indemnities: A provision for indemnities to the employees is recognized when the Company has communicated to the employee their intention to finalize the work relation, but the out of the employee is not executed at year end.

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

WALLBOX N.V.

Notes to the consolidated financial statements

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

WALLBOX N.V.

Notes to the consolidated financial statements

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

6. BUSINESS COMBINATIONS AND CAPITAL REORGANIZATION

A- ABL Gmbh

On November 2, 2023, the Group acquired the operations, personnel and assets (which constitute a business) of ABL (Albert Buettner GmbH), incorporated in Germany, a pioneer in EV charging solutions in Germany, the largest EV market in Europe with more than two million EVs on the road. The total consideration for this transaction was Euros 24,972 thousand, and consisted of Euros 10,102 thousand of a cash payment in 2023, a fair value of the deferred payments for an amount of Euros 4,465 thousand, of which Euros 3,898 thousand remains outstanding as of December 31, 2023 and a put option liability of Euros 10,405 thousand. Under this transaction, on December 15, 2023, Wall Box Chargers entered into an investment and shareholders’ agreement with Greenmobility invest 2 GmbH (a German limited liability company (“GI2”), the majority indirect shareholders of ABL), pursuant to which GI2 acquired a 25.1% interest in the share capital of ABL. The Investment and Shareholders’ Agreement provides for a put and call option for GI2 and WBX SLU, respectively, that would provide the right to sell its shares to WBX SLU for cash and/or shares in the Company under the terms detailed in the Investment and Shareholders’ Agreement. The fair value of the put option liability has been estimated at Euros 10,405 thousand. These put and call rights may be exercised after ABL’s financial statements for the fiscal year ending December 31, 2024 are authorized for issuance.

Based on forecasted sales, Wallbox assumes that both parties will exercise their call and put rights under the agreement. Therefore, Wallbox has elected to apply a policy choice that allows it to recognize the acquisition of 100% of the interests in the subsidiary against the consideration paid, reflected by the financial liability derived from the put option. As a result, the Group does not recognize non-controlling interests.

The transaction accelerates Wallbox’s commercial business plan by enhancing the product and certification portfolio, including the German EV charging calibration-law (Eichrecht). Leveraging ABLs relationships, reputation, and experienced team, Wallbox can deliver a comprehensive suite of residential, commercial, and public charging hardware and energy management software in this attractive market. As well, Wallbox will benefit from reduced operational risk through reduced Capex and R&D spend, in addition to leveraging ABL’s in-house component manufacturing. These combined efforts will enable Wallbox to bring new products to market more quickly and efficiently, including Supernova and Hypernova DC fast chargers.

Details of the purchase consideration are as follows:

(In thousand Euros)
Purchase consideration:
Amount paid (in cash)	10,102
Deferred consideration (in cash)	4,465
Put option liability	10,405
Total	24,972

Assets and liabilities recognized at fair value as a result of the acquisition were as follows:

WALLBOX N.V.

Notes to the consolidated financial statements

(In thousand Euros)
Property, plant and equipment	18,322
Intangible assets	16,244
Right of use	13,014
Inventories	8,403
Trade and other financial receivables	679
Other assets	765
Cash and cash equivalents	690
Total Assets	58,117
Lease liabilities	(13,014)
Deferred tax liabilities	(8,378)
Trade and other financial payables	(562)
Other liabilities	(25)
Total Liabilities	(21,979)
Identifiable net assets acquired	36,138
Purchase consideration	24,972
Negative Goodwill arising on acquisition (Note 20)	(11,166)

As a consequence of the purchase consideration being lower than the fair value of the net assets acquired in this transaction, the Group has recognized a gain for an amount of Euros 11,166 thousand (Note 20).

The contribution in 2023 of the acquired business to the consolidated revenue was Euros 5,995 thousand, and the contribution to the consolidated net result for the year 2023 was a loss of Euros 2,888 thousand. If the business combination had taken place on January 1, 2023, the contribution to consolidated revenue and to the consolidated net result (losses) of the year 2023 would have amounted to Euros 9,605 thousand and Euros (2,370) thousand, respectively.

The costs related to the Business Combination during 2023 amounted to Euros 290 thousand.

B – AR Electronic Solutions, S.L.

On July 29, 2022, Wallbox Chargers, S.L.U. acquired 100% of shares of AR Electronics Solutions, S.L.U., incorporated in Spain, a provider of innovative printed circuit boards (PCBs). The total consideration for this transaction was Euros 10,035 thousand and consisted of a cash payment of Euros 4,200 thousand at the date of acquisition and the issuance of 700,777 Class A shares of Wallbox N.V., whose fair value is Euros 8.99 per share. In addition, there are three earn-out payments (contingent consideration) which total a maximum of Euros 1,000 thousand each, to be paid in 2023, 2024 and 2025 if certain conditions established in the acquisition contract are met. The earn-outs will be paid 50% in cash and the remaining 50% by Class A shares of Wallbox NV based on the actual share price at settlement date. Considering that contingent consideration will be paid to the sellers of AR Electronic Solutions S.L.U. that are currently employed by the group and the payment will be automatically forfeited if employment terminates, the contingent consideration was considered as remuneration for post combination services and was accounted for in accordance with IFRS 2 and IAS 19. The total amount of expenses recognized in the 2023 profit and loss in relation to this contingent consideration was Euro 1,293 thousand (2022: Euro 539 thousand). Additionally, the group granted 111,236 RSUs to the sellers as post-acquisition remuneration (See Note 21). Initially, the Company considered that the underlying required conditions will be completely achieved, as these conditions are aligned with the Group objectives.

The acquisition of AR Electronics Solutions, S.L.U. was expected to bring unique capabilities that further differentiate the Group’s technology while also improving the vertical integration of the Group. In a time where continued supply chain uncertainty persists, bringing this critical component in-house is a key differentiator for the transaction.

The goodwill recognized upon this acquisition was mainly made up of expected synergies from the combining operations, resulting in an overall improvement of the Group’s gross margin on the sales of chargers.

Details of the purchase consideration are as follows:

(In thousand Euros)
Purchase consideration:
Amount paid (in cash)	4,200
Deferred consideration (in shares)	6,300
Settlement of pre-existing trade receivables with the Group	(1,463)
Settlement of pre-existing trade payables with the Group	998
Total	10,035

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

The contribution in 2022 of the acquired business to the consolidated revenue was Euros 5,273 thousand, and the contribution to the consolidated net result for the year 2022 was a profit of Euros 850 thousand. If the business combination had taken place on January 1, 2022, the contribution to consolidated revenue and to the consolidated net result of the year 2022 would have amounted to Euros 9,561 thousand and Euros 3,350 thousand, respectively.

The costs related to the Business Combination during 2022 amounted to Euros 69 thousand and were recognized as operating expenses in the Consolidated Statement of Profit or Loss.

C – Coil, Inc.

On August 4, 2022, Wallbox USA, Inc. acquired 100% of the outstanding shares of Coil, Inc., incorporated in the United States of America, which is a provider of electrical installation services for EV charging, battery storage and electrical infrastructure in North America. The total consideration for this transaction was Euro 3,572 thousand and consisted of a cash payment of Euro 1,155 thousand at the date of acquisition and the issuance of 272,826 Class A shares of Wallbox N.V. in January 2023, whose fair value was Euros 8.09 per share. In addition, there is an earn-out payment (contingent consideration) of up to 304,350 Class A Shares if certain conditions established in the acquisition contract are met. This earn-out will be paid with Class A shares of Wallbox NV based on the share price at acquisition date. Considering that contingent consideration will be paid to current employees of the group and the payment will be automatically forfeited if employment terminates, the contingent consideration was considered as remuneration for post combination services and was accounted for in accordance with IFRS 2. Initially, the Company considered that the underlying required conditions will be completely achieved, as these conditions are aligned with the Group objectives. Additionally, the group granted 384,783 RSUs to the sellers as post-acquisition remuneration (See Note 21). The total amount of expenses recognized in the 2022 profit and loss is Euro 1,769 thousand. A convertible loan of USD 1,000 thousand was settled with the related noteholder and recognized at fair value in the Net assets at acquisition date for USD 2,000 thousand.

After one year of the transaction date, Coil has not achieved the required conditions for paying the contingent consideration, so the Group has reversed the earn out resulting in an income for an amount of Euros 744 thousand in the profit and loss of the year 2023.

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

Details of the purchase consideration are as follows:

(In thousand Euros)
Purchase consideration:
Amount paid (in cash)	1,155
To be paid in shares (Note 16)	2,417
Total	3,572

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

The contribution in 2022 of the acquired business to the consolidated revenue was Euros 3,590 thousand, and contribution to the consolidated net result for the year was a loss of Euros 1,340 thousand. If the business combination had taken place at the January 1, 2022, the contribution to consolidated revenue and to the consolidated net loss of the year 2022 would have amounted to Euros 5,888 thousand and Euros 1,832 thousand, respectively.

The costs related to the Business Combination during 2022 amounted to Euros 84 thousand and were recognized as operating expenses in the Consolidated Statement of profit or loss.

D -Transaction with Wallbox Chargers and Kensington

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

WALLBOX N.V.

Notes to the consolidated financial statements

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

Wallbox Chargers acquisition

As per the Business Combination Agreement, Wallbox N.V. became the new parent of the Group as per a contribution in kind of the shares of Wallbox Chargers, S.L.U. on October 1, 2021.

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

WALLBOX N.V.

Notes to the consolidated financial statements

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

Consequently, Wallbox N.V. is considered the parent of the Group at January 1, 2019 and has included comparatives for the year ended December 31, 2020. From this date, Wallbox’s consolidated financial statements will be the continuation of those issued by Wallbox Chargers, recognizing the incorporation of Kensington as of October 1, 2021.

From January 1, 2020 and until October 1, 2021, the structure of Wallbox’s equity and net assets remained the same as that of Wallbox Chargers. On October 1, 2021, as a result of the share capital increases in Wallbox N.V. due to the legal contribution in kind of Wallbox Chargers and Kensington, certain adjustments were made to estimate the net equity and to present the share capital of Wallbox, considering that the Group’s losses for the period until September 30, 2021 include those for Wallbox N.V. as of its date of incorporation (June 7, 2021) and those for the WallBox Chargers Group from January 1, 2021 to September 30, 2021:

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

A total amount of Euros 17,397 thousand (Note 16) of incremental and directly attributable costs for the issuance of new shares was deducted from share premium directly. Costs which are not incremental and directly attributable to the issuance of shares totaled Euros 8,046 thousand (Note 20) and were expensed in profit or loss.

Impact of the Transaction on earnings-per-share (the EPS)

The contribution in kind of the shares of Wallbox Chargers did not impact the number of ordinary shares and had no change in resources. Since Wallbox N.V. would be considered the parent of the Group at January 1, 2019 for comparison purposes, it was considered reasonable to apply the same Exchange Ratio of 240.990795184659 used at October 1, 2021.

WALLBOX N.V.

Notes to the consolidated financial statements

The contribution in kind of Kensington shares modified the number of ordinary shares with a corresponding change in resources (the net assets of Kensington were new in the Group and were considered a change in resources). Therefore, such new shares would impact the weighted average number of ordinary shares outstanding from October 1, 2021.

Consequently, the weighted average number of ordinary shares outstanding for basic and diluted EPS for the prior periods was as of December 31, 2020 as follows:

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

Revenue from sales of goods reported in the EMEA segment also include sales from Wallbox Chargers, S.L. to Latin America region.

Information on reportable segments

Information related to each reportable segment is set out below. Segment operating profit (loss) is used to measure performance, as management believes that this information is the most relevant when evaluating the results of the respective segments relative to other entities operating in the same industries.

WALLBOX N.V.

Notes to the consolidated financial statements

	Year ended December 31, 2023
(In Thousand Euros)	EMEA	NORAM	APAC	Total segments	Consolidated adjustments and eliminations	Consolidated
Revenue from sales of goods	115,071	17,042	1,020	133,133	(3,717)	129,416
Revenue from sales of services	6,787	8,728	693	16,208	(1,855)	14,353
Changes in inventories and raw materials and consumables used	(81,453)	(17,197)	(615)	(99,265)	3,762	(95,503)
Employee benefits	(61,103)	(19,393)	(740)	(81,236)	—	(81,236)
Other operating expenses	(50,717)	(10,318)	(543)	(61,578)	1,790	(59,788)
Amortization and depreciation	(25,478)	(2,755)	(210)	(28,443)	—	(28,443)
Other income	14,176	119	(1)	14,294	(34)	14,260
Operating Loss	(82,717)	(23,774)	(396)	(106,887)	(54)	(106,941)
Total Assets	599,950	157,919	375	758,244	(274,703)	483,541
Total Liabilities	301,341	38,024	183	339,548	(5,818)	333,730

	Year ended December 31, 2022
(In Thousand Euros)	EMEA	NORAM	APAC	Total segments	Consolidated adjustments and eliminations	Consolidated
Revenue from sales of goods	134,156	19,936	17	154,109	(17,737)	136,372
Revenue from sales of services	5,989	3,616	397	10,002	(2,189)	7,813
Changes in inventories and raw materials and consumables used	(88,104)	(15,787)	(16)	(103,907)	18,302	(85,605)
Employee benefits	(74,895)	(13,533)	(386)	(88,814)	—	(88,814)
Other operating expenses	(72,844)	(21,026)	(113)	(93,983)	2,428	(91,555)
Amortization and depreciation	(17,058)	(1,830)	(2)	(18,890)	—	(18,890)
Other income	1,508	335	1	1,844	—	1,844
Operating Loss	(111,248)	(28,289)	(102)	(139,639)	804	(138,835)
Total Assets	515,796	155,529	60	671,385	(249,401)	421,984
Total Liabilities	336,356	32,001	47	368,404	(115,570)	252,834

	Year ended December 31, 2021
(In thousand Euros)	EMEA	NORAM	APAC	Total segments	Consolidated adjustments and eliminations	Consolidated
Revenue from sales of goods	71,378	4,687	—	76,065	(6,960)	69,105
Revenue from sales of services	2,902	—	298	3,200	(726)	2,474
Changes in inventories and raw materials and consumables used	(47,056)	(3,345)	(19)	(50,420)	6,167	(44,253)
Employee benefits	(27,130)	(2,309)	(227)	(29,666)	—	(29,666)
Other operating expenses	(42,273)	(1,778)	(63)	(44,114)	709	(43,405)
Amortization and depreciation	(8,214)	(268)	(1)	(8,483)	—	(8,483)
Other income/(expense)	962	(306)	—	656	—	656
Operating Loss	(49,431)	(3,319)	(12)	(52,762)	(810)	(53,572)
Total Assets	343,320	128,312	84	471,716	(129,103)	342,613
Total Liabilities	210,418	15,622	16	226,056	(14,515)	211,541

Eliminations and unallocated items

There have been no significant transactions between segments for the years ended December 31, 2023, 2022 and 2021, except for inter-segment revenues which are eliminated in the column ‘Consolidated adjustments and eliminations’. The elimination of revenue and changes in inventories and raw materials and consumables used mainly relates to eliminating the intercompany sales of EMEA to NORAM and APAC. The impact of this elimination on consolidated operating loss relates to the elimination of profit on stock of inventories held by the NORAM segment.

WALLBOX N.V.

Notes to the consolidated financial statements

Certain financial assets and liabilities are not allocated to these segments, as they are managed on a Group basis. These are reflected in the ‘Consolidated adjustments and eliminations’ column. All finance income and expenses are considered to be part of the Corporate segment and hence not further allocated to the operating segments EMEA, NORAM and APAC.

External revenue by location

The countries where the Group has sold more then 10% of the annual revenue are as follows:

	Year ended December 31,
(In thousand Euros)	2023		2022		2021
	Revenue	%	Revenue	%	Revenue	%
Country
Spain	29,590	21%	20,076	14%	6,910	10%
United States	22,268	15%	19,412	13%	4,713	7%
Italy	14,686	10%	14,927	10%	7,338	10%
Germany	9,111	6%	7,944	6%	12,034	17%
Other countries	68,114	47%	81,826	57%	40,584	57%
Total	143,769	100%	144,185	100%	71,579	100%

8. PROPERTY, PLANT AND EQUIPMENT

(In thousand Euros)	Buildings and Leasehold improvements	Fixtures and fittings	Plant and equipment	Assets under construction	Total
Balance at January 1, 2022	12,623	2,646	9,167	838	25,274
Additions	7,105	1,542	27,443	172	36,262
Disposals	—	—	—	—	—
Business Combination	—	126	1,441	—	1,567
Transfers	640	18	180	(838)	—
Depreciation for the year	(1,693)	(525)	(2,781)	—	(4,999)
Translation differences	—	2	(228)	—	(226)
Balance at December 31, 2022	18,675	3,809	35,222	172	57,878
Additions	807	220	6,887	1,192	9,106
Disposals	—	—	—	—	—
Business Combination	1,234	—	17,088	—	18,322
Transfers	363	(26)	929	(1,266)	—
Depreciation for the year	(1,984)	(705)	(5,765)		(8,454)
Translation differences	(31)	(24)	(614)	—	(669)
Balance at December 31, 2023	19,064	3,274	53,747	98	76,183
Cost
At December 31, 2021	13,084	3,061	9,871	838	26,854
At December 31, 2022	20,829	4,749	38,707	172	64,457
At December 31, 2023	23,202	4,919	62,997	98	91,216
Accumulated depreciation
At December 31, 2021	(460)	(416)	(704)	—	(1,580)
At December 31, 2022	(2,153)	(941)	(3,485)	—	(6,579)
At December 31, 2023	(4,137)	(1,646)	(9,250)	—	(15,033)

Additions to property, plant and equipment for 2023 totaling Euros 9,106 thousand mainly due to the acquisition of machinery and tools for manufacturing plants. Additions of property, plant and equipment for 2022 totaling Euros 36,262 thousand mainly due to leasehold improvements at the headquarters located in Barcelona and the investment in the new factory in Arlington, Texas, USA.

At December 31, 2023, additions to property, plant and equipment for which payment was still pending totaled Euros 5,849 thousand (Euros 8,979 thousand at December 31, 2022).

WALLBOX N.V.

Notes to the consolidated financial statements

The Group has items in use that were fully depreciated as of December 31, 2023 for an amount of Euros 85 thousand (Euros 0 thousand as of December 31, 2022).

Other information

The Group has obtained insurance policies that cover the carrying amount of its property, plant and equipment.

The commitments amount to Euros 775 thousand (Euros 3,318 thousand at December 31, 2022). These commitments mainly correspond to the acquisition of tools and machinery.

There are no other significant contractual obligations to purchase, construct or develop property, plant and equipment assets.

The Group had no restrictions on the sale of its property, plant and equipment and no pledge exists on these assets at December 31, 2023 and 2022, except for the leasehold improvement which cannot be realized and which totals Euros 23,202 thousand at December 31, 2023 (Euros 20,829 thousand at December 31, 2022).
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

a)
Set out below are the carrying amounts of right-of-use assets recognized and the movements during the periods:

(In thousand Euros)	Buildings	Vehicles	Other assets	Total
Balance at January 1, 2022	16,819	966	719	18,504
Additions	7,877	758	64	8,699
Business combinations (Note 6)	402	—	822	1,224
Depreciation for the year	(2,560)	(527)	(310)	(3,397)
Others	(553)	—	—	(553)
Translation differences	413	(2)	—	411
Balance at December 31, 2022	22,398	1,195	1,295	24,888
Additions	272	522	592	1,386
Business combinations (Note 6)	9,387	547	3,080	13,014
Depreciation for the year	(2,561)	(657)	(590)	(3,808)
Others	245	—	—	245
Translation differences	(246)	(56)	—	(302)
Balance at December 31, 2023	29,495	1,551	4,377	35,423

Main variation in 2023 is explained by the additions of ABL’s Group leases. These mainly refer to a couple of production and storage facilities and some production machinery. Additions in 2022 primarily related to the facility in Arlington, Texas (USA) with a lease term of 10 years.

WALLBOX N.V.

Notes to the consolidated financial statements

b)
Set out below are the carrying amounts of lease liabilities and the movements during the periods:

(In thousand Euros)	Buildings	Vehicles	Other assets	Total
Balance at January 1, 2022	18,115	968	626	19,709
Additions to liabilities	7,783	663	71	8,517
Business combinations (Note 6)	402	—	586	988
Interest on lease liabilities	1,210	40	17	1,267
Lease payments	(2,322)	(492)	(315)	(3,129)
Others	(340)	—	—	(340)
Translation differences	289	—	—	289
Balance at December 31, 2022	25,137	1,179	985	27,301
Additions to liabilities	272	522	592	1,386
Business combinations (Note 6)	9,387	547	3,080	13,014
Interest on lease liabilities	1,230	41	70	1,341
Lease payments	(2,742)	(681)	(727)	(4,150)
Others	245	—	—	245
Translation differences	(66)	(94)	—	(160)
Balance at December 31, 2023	33,463	1,514	4,000	38,977

An analysis of the contractual maturity of lease liabilities, including future interest payable, is as follows:

(In thousand Euros)	December 31, 2023	December 31, 2022	December 31, 2021
6 months or less	3,491	1,892	1,189
6 months to 1 year	3,339	1,952	1,223
From 1 to 2 years	5,760	3,879	2,371
From 2 to 5 years	13,925	9,844	6,713
More than 5 years	25,020	17,820	15,320
Total	51,535	35,387	26,816

Amounts recognized in profit or loss derived from lease liabilities and expenses on short-term and low value leases (IFRS 16 exemption applied) are as follows:

(In thousand Euros)	2023	2022	2021
Interest on lease liabilities (see note 22)	1,341	1,267	631
Expenses relating to short-term and low value leases (see note 20)	2,314	3,454	567

Of the leasing contracts, those related to vehicle rental do not have extension options, whereas leasing contracts for plants and office buildings may include extension options that have been considered from the inception of the lease.

WALLBOX N.V.

Notes to the consolidated financial statements

10. INTANGIBLE ASSETS AND GOODWILL

a) Intangible assets

Details of and movement in items comprising intangible assets are as follows:

(In thousand Euros)	Software	Trademarks, industrial property and customer relationships	Development costs	Other	Total
Balance at January 1, 2022	4,843	831	31,514	122	37,310
Additions	2,409	4	26,807	845	30,065
Disposals	—	—	—	—	—
Business Combination (Note 6)	350	3,613	—	—	3,963
Transfers	—	—	123	(123)	—
Amortization for the year	(1,223)	(363)	(8,908)	—	(10,494)
Translation differences	(2)	(43)	1	—	(44)
Balance at December 31, 2022	6,377	4,042	49,537	844	60,800
Additions	3,413	68	28,478	1,327	33,285
Disposals	—	—	—	—	—
Business Combination (Note 6)	—	16,144	100	—	16,244
Transfers	—	—	2,171	(2,171)	—
Amortization for the year	(1,538)	(807)	(13,848)	—	(16,194)
Translation differences	(1)	(57)	(29)	—	(87)
Balance at December 31, 2023	8,251	19,390	66,408	—	94,049
Cost
At December 31, 2021	6,020	1,004	37,646	122	44,792
At December 31, 2022	8,777	4,578	64,577	844	78,776
At December 31, 2023	12,189	20,733	95,297	—	128,218
Accumulated amortization
At December 31, 2021	(1,177)	(173)	(6,132)	—	(7,482)
At December 31, 2022	(2,400)	(536)	(15,040)	—	(17,976)
At December 31, 2023	(3,938)	(1,343)	(28,888)	—	(34,170)

During 2023, the Group made investments in several development projects, consisting of payroll expenses and other costs totaling Euros 28,478 thousand (Euros 26,807 thousand in 2022), for which the associated development expenditures met the requirements for capitalization.

Trademarks, industrial property and customer relationships includes trademarks for an amount of Euros 13,205 thousand (Euros 816 thousand in 2022), customer relationships totalling Euros 2,754 thousand (Euros 3,226 thousand in 2022) and industrial properties for an amount of Euros 3,431 thousand (Euros 0 thousand in 2022).

The total additions of internally developed intangibles (Development Costs and Software) were Euros 26,182 thousand (Euros 20,204 thousand in 2022) corresponds to the capitalization carried out by the Group in relation to the product development process, specially for the DC product under the names of Quasar and Supernova, AC product under the names of Pulsar, Cooper and Commander and MyWallbox software.

The average remaining amortization term for these assets is between 3 and 5 years.

Additions of patents, licenses and similar, and computer software totaled Euros 3,481 thousand (Euros 2,413 thousand in 2022) due primarily to the implementation of new software applications. The patents and customer relationships category also include the registration of brands, logos, and design patents for different chargers.

The Group has items in use that were fully depreciated as of December 31, 2023 for an amount of Euros 880 thousand, as compared to Euros 0 thousand as of December 31, 2022.

WALLBOX N.V.

Notes to the consolidated financial statements

At December 31, 2023, additions of intangible assets for which payment was still pending totaled Euros 1,952 thousand (Euros 845 thousand at December 31, 2022). The Group has no restrictions on the realizability of its intangible assets and no pledge exists on these assets as of December 31, 2023 and 2022.

At December 31, 2023, there are commitments for the acquisition of intangible assets for Euros 1,127 thousand (Euros 1,728 thousand at December 31, 2022).

b) Goodwill

The Goodwill breakdown by CGU as of December 31, 2023 and December 31, 2022 is as follows:

(In thousand Euros)	ARES	Coil	Nordics	Electromaps/ Software	Total
2023	4,424	3,101	2,403	3,457	13,385
2022	5,571	3,503	2,570	3,457	15,101

The change in the carrying amount of goodwill corresponds to the exchange differences from the Nordics and Coil business combination.

11. IMPAIRMENT TESTING OF GOODWILL

For impairment testing purposes, goodwill acquired through business combinations is allocated to the following CGUs: Nordics, Electromaps/Software, AR Electronic Solutions, S.L.U. and Coil, Inc.

The Group performed its annual impairment testing as of December 31, 2023 and 2022.

Nordics

Nordics is the cash-generating unit focused on the development of the electric charger market for the Group in Scandinavia, capitalizing on the existing customer base and institutional experience obtained as the installation provider of Intelligent Solutions. The recoverable amount of the Nordics CGU has been determined based on a value in use calculation, which utilized cash flow projections covering a five-year period, based on 2024 financial budget approved by senior management.

The projected cash flows have been built to reflect the increasing demand for EV chargers and associated services in this region. The pre-tax discount rate applied to cash flow projections is 15.07% (2022: 14.87%), and cash flows beyond the five-year period are extrapolated using a 1.5% (2022: 1.5%) growth rate. As a result of this analysis, no impairment has been recognized. The recoverable amount is largely depending on the future growth of the company in 2024 and the terminal growth value resulting from it.

Key assumptions utilized in the value in use calculation, and a corresponding sensitivity analysis to demonstrate the impact of changes in assumptions for this unit, are as follows:

•
Revenue and EBITDA:

In the Nordics countries, we have considered an increase in revenue aligned with increase in revenue for the overall Wallbox Group or in line with the CAGR of the sector (from 2024-2028 period). Also, in terms of EBITDA we have considered increases of EBITDA levels achieved through the improvements in the gross margin due to the mix of products and a reduction cost plan started in 2023 impacting in the operational expenses and the employee benefits.

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

A rise in the unit’s pre-tax discount rate to 17.07% (i.e., +2%) would not result in impairment, given the existing headroom.

•
Growth rates used to extrapolate cash flows beyond the forecast period:

A reduction of this rate to 0.75% would not result in impairment, given the existing headroom.

Electromaps/Software

Electromaps/Software is the cash-generating unit focused on the development and sale of software for the Group’s electric chargers. The recoverable amount of the Electromaps/Software CGU has been determined based on a value in use calculation, which utilizes cash flow projections covering a five-year period, based on 2024 financial budget approved by senior management.

The projected cash flows have been built to reflect increased demand for the software and services associated with EV sales. The pre-tax discount rate applied to the cash flow projections is 17.1% (2022: 19.60%). and cash flows beyond the five-year period are extrapolated using a 2% (2022: 1.5%) growth rate. As a result of this analysis, no impairment has been recognized. The recoverable amount is largely depending on the future growth of the company and the terminal value calculated.

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

•
Gross margins:

Gross margins are based on average values achieved in the most recent quarters preceding the beginning of the budget period and based on peers in the software business. The gross margins for this CGU are currently around 32% and are forecasted to increase in the future to reach approximately 55% due to a change in the revenue mix.

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

Based on the impairment test performed no impairment is needed.

A rise in the unit’s pre-tax discount rate to 19.10% (i.e., +2%) would not result in an impairment, given the existing significant headroom.

WALLBOX N.V.

Notes to the consolidated financial statements

•
Growth rates used to extrapolate cash flows beyond the forecast period:

A reduction of this rate to 1% would not result in impairment, given the existing headroom.

Ares

Ares is the cash-generating unit focused on providing to Wallbox innovative printed circuit boards (PCBs). The recoverable amount of the Ares CGU has been determined based on a value in use calculation, which utilizes cash flow projections covering a five-year period, based on 2024 financial budget approved by senior management. In a time where continued supply chain uncertainty persists, bringing this critical component in-house is a key differentiator.

The projected cash flows have been built to reflect the increasing demand for EV chargers and associated services around the world. The pre-tax discount rate applied to cash flow projections is 11.9% (2022: 11.22%), and cash flows beyond the five-year period are extrapolated using a 2% growth rate (2022: 1.5%). As a result of this analysis, no impairment has been recognized.

Key assumptions utilized in the value in use calculation, and a corresponding sensitivity analysis to demonstrate the impact of changes in assumptions for this unit, are as follows:

•
Revenue and EBITDA:

In the ARES business, we have considered an increase in revenue aligned with increase in revenue for the overall Wallbox Group. Also, in terms of EBITDA we have considered increases of EBITDA achieved through the improvements in the gross margin due to the mix of revenue between intercompany transactions and third party transactions and aligned with the level of activity forecasted.

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

A rise in the unit’s pre-tax discount rate to 13.9% (i.e., +2%) would not result in impairment, given the existing headroom.

•
Growth rates used to extrapolate cash flows beyond the forecast period:

A reduction of this rate to 0.75% would not result in impairment, given the existing headroom.

Coil

Coil is the cash-generating unit focused on providing electrical installation services for EV charging, battery storage and electrical infrastructure in North America. The recoverable amount of the COIL CGU has been determined based on a value in use calculation, which utilizes cash flow projections covering a five-year period, based on 2024 financial budget approved by senior management.

The projected cash flows have been built to reflect the increasing demand for EV chargers and associated services in the USA. The pre-tax discount rate applied to cash flow projections is 16.84% (2022:24.50%), and cash flows beyond the five-year period are extrapolated using a 1.5% growth rate. As a result of this analysis, no impairment has been recognized.

Key assumptions utilized in the value in use calculation, and a corresponding sensitivity analysis to demonstrate the impact of changes in assumptions for this unit, are as follows:

WALLBOX N.V.

Notes to the consolidated financial statements

•
Revenue and EBITDA:

In the Coil business, we have considered an increase in revenue aligned with increase in revenue for the overall Wallbox Group. Also, in terms of EBITDA we have considered increases of EBITDA aligned with the level of activity forecasted.

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

A rise in the unit’s pre-tax discount rate to 18.84% (i.e., +2%) would not result in impairment, given the existing headroom.

•
Growth rates used to extrapolate cash flows beyond the forecast period:

A reduction of this rate to 0.75% would not result in impairment, given the existing headroom.

12. EQUITY-ACCOUNTED INVESTEES

Joint venture

Wallbox-Fawsn New Energy Vehicle Charging Technology (Suzhou) Co., Ltd. was a joint venture incorporated on June 15, 2019, over which the Group had joint control and a 50% interest. On May 24, 2023, the Group sold its 50% interest in the joint venture for a consideration of Euros 390 thousand, of which, an amount of Euros 94 thousand is expected to be collected within the next twelve months, with the remainder being a non-current receivable. As of December 31, 2022, this investment was classified as an asset held for sale for an amount of Euros 384 thousand.

13. FINANCIAL ASSETS AND FINANCIAL LIABILITIES

The following table shows the carrying amounts and fair values of financial assets, including their levels in the fair value hierarchy.

Financial assets

A breakdown of financial assets at December 31, is as follows:

A. Current and non-current financial assets

WALLBOX N.V.

Notes to the consolidated financial statements

	December 31, 2023		December 31, 2022
(In thousand Euros)	Non-current	Current	Non-current	Current
Customer sales and services	—	43,258	—	39,797
Other receivables	—	140	—	16
Loans to employees	180	18	—	14

Trade and other financial receivables	180	43,416	—	39,827

Loans granted to Joint Venture			—	—
Guarantee deposit	1,341	—	1,133	—

Non-current financial assets	1,341	—	1,133	—

Guarantee deposit	—	82	—	560
Financial investments	—	5,728	—	5,397

Other current financial assets	—	5,810	—	5,957

Total	1,521	49,226	1,133	45,784

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

The carrying amounts of the customer sales and services include receivables which are subject to a factoring arrangement. Under this arrangement, the Group has transferred the relevant receivables to the factor in exchange for cash and is prevented from selling or pledging the receivables. However, the Group has retained late payment and credit risk. The Group therefore continues to recognize the transferred assets in their entirety in its statement of financial position, except as mentioned in Note 13C.

The amount repayable under the factoring agreement is presented as secured borrowing. The Group considers that the held to collect business model remains appropriate for these receivables and hence continues to measure them at amortized cost.

At December 31, 2023, other current financial assets include financial investments, such as investment funds in financial institutions, totaling Euros 5,728 thousand (Euros 5,397 thousand at December 31, 2022).

These financial investments are deposits managed by financial institutions in investment funds to obtain profitability. The Group has considered their classification as current assets because it expects to liquidate these investments in the following 12 months.

B. Expected credit loss assessment for corporate customers at December 31, 2023 and 2022.

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

The impairment of trade receivables is recognized under “Expected credit loss for trade and other receivables” in other operating expenses.

The total expense recognized in profit or loss 2023 was Euros 1,893 thousand and Euros 3,873 thousand during 2022. This amount includes Euros 581 thousand corresponding mainly due to the impact of final uncollectible balances (2022: Euros 0 thousand). The allowance for doubtful debts provision as of December 31, 2023 estimated based on the expected credit loss, was Euros 1,536 thousand, as compared to Euros 1,656 thousand as of December 31, 2022, for amounts outstanding less than 180 days as at reporting date. Additionally, the Company has recognized as of December 31, 2023, a bad debt provision for amounts outstanding 180 days or longer for Euros 4,836 thousand, as compared to Euros 3,404 thousand as at December 31, 2022, which has been calculated taking into account specific accounts receivable considered doubtful.

The expected loss rates are based on the Group’s historical credit losses.

WALLBOX N.V.

Notes to the consolidated financial statements

C. Financial assets by class and category

	December 31, 2023
(In thousand Euros)	Financial assets measured at amortized cost	Financial assets measured at FTVPL	Financial assets measured at FVTOCI	Total
Customer sales and services	43,258	—	—	43,258
Other receivables	140	—	—	140
Loans to employees	198	—	—	198
Trade and other financial receivables	43,596	—	—	43,596
Guarantee deposit	1,341	—	—	1,341
Non-current financial assets	1,341	—	—	1,341
Guarantee deposit	82	—	—	82
Financial investments	302	5,187	239	5,728
Other current financial assets	384	5,187	239	5,810
Total	45,321	5,187	239	50,747

	December 31, 2022
(In thousand Euros)	Financial assets measured at amortized cost	Financial assets measured at FTVPL	Financial assets measured at FVTOCI	Total
Customer sales and services	39,797	—	—	39,797
Other receivables	16	—	—	16
Loans to employees	14	—	—	14

Trade and other financial receivables	39,827	—	—	39,827

Guarantee deposit	1,133	—	—	1,133

Non-current financial assets	1,133	—	—	1,133

Guarantee deposit	560	—	—	560
Financial investments	128	5,030	239	5,397

Other current financial assets	688	5,030	239	5,957

Total	41,648	5,030	239	46,917

Financial assets measured at FVTOCI correspond to investments in hedge funds whose quotation is considered level 1 for fair value purposes.

The financial investments valued at FVTPL relate to investment funds held at financial institutions. These financial assets are considered level 3 for fair value purposes.

The rest of the financial assets (both current and non-current) are measured at their amortized cost, which does not materially differ from their fair value.

Financial liabilities

Loans and borrowings

WALLBOX N.V.

Notes to the consolidated financial statements

	December 31, 2023		December 31, 2022
(In thousand Euros)	Non- current	Current	Non- current	Current
Loans	80,861	32,037	44,359	5,853
Working capital lines of credit and others	—	94,459	—	83,415
Loans and borrowings	80,861	126,496	44,359	89,268
Derivative warrant liabilities	—	3,119	—	5,834
Lease liabilities (see note 9)	34,063	4,914	24,657	2,644

Total	114,924	134,529	69,016	97,746

Financial liabilities are measured at their amortized cost, which does not differ from their fair value (it is considered that the applicable interest rates still represent market spreads), except for the derivative warrant liabilities which is measured at FVTPL.

The working capital lines of credit are a type of short-term financing used to cover ongoing business’s operations. These small-business loans are not used to fund large investments and are renewed every 90 days.

Bank loans

At December 31, 2023, the Group had credit lines and other financing products of Euros 130,670 thousand (Euros 120,220 thousand at December 31, 2022), of which a total of Euros 94,442 thousand has been drawn down (Euros 81,920 thousand at December 31, 2022). In addition to the aforementioned financing products, the company engages in non-recourse factoring with a limit of Euro 12,000 thousand at December 31, 2023, of which Euro 1,630 thousand have been disposed.

Interest expense on bank loans was Euros 13,791 thousand at December 31, 2023 (Euros 3,711 thousand at December 31, 2022) (See Note 22). At December 31, 2023, accrued interest payable was Euros 204 thousand (Euros 128 thousand at December 31, 2022).

The group has loans which require compliance with certain financial covenants. On December 31, 2023, the Group achieved these financial covenants or has obtained the corresponding waiver issued by the bank, except for 2 loans totalling Euros 9.783 thousand which have been classified as a short term loan. However at 16 February 2024 the Group has received a waiver from the bank, confirming that they will not execute this clause of early payment for these loans.

Details of the maturities, by year, of the principal and interest of the loans and borrowings as of December 31, 2023 and December 31, 2022, are as follows:

(In thousand Euros)	December 31, 2023	December 31, 2022
2023	—	92,581
2024	136,179	14,851
2025	31,317	12,741
2026	26,379	9,460
2027	17,699	7,780
2028	12,831	3,725
More than five years	4,784	3,713

Total	229,189	144,851

Details of loans and borrowings at December 31, 2023 and 2022 are as follows:

WALLBOX N.V.

Notes to the consolidated financial statements

(In thousand Euros)		December 31, 2023
Company	Currency	Less than 1 year	1 to 3 years	Over 3 years	Total
Bank loans
Fixed rate loan	EUR	19,927	4,914	429	25,270
Floating rate loan	EUR	98,149	6,201	10,274	114,624
Covenant Loan	EUR	8,270	36,818	19,719	64,807

Total		126,346	47,933	30,422	204,701

Borrowings
Fixed rate loan	EUR	150	459	2,047	2,656

Total		150	459	2,047	2,656

Total		126,496	48,392	32,469	207,357

(In thousand Euros)		December 31, 2022
Company	Currency	Less than 1 year	1 to 3 years	Over 3 years	Total
Bank loans
Fixed rate loan	EUR	13,135	11,694	5,376	30,205
Floating rate loan	EUR	75,353	4,240	9,478	89,071
Covenant Loan	EUR	609	6,197	5,625	12,431

Total		89,097	22,131	20,479	131,707

Borrowings
Fixed rate loan	EUR	171	384	1,365	1,920

Total		171	384	1,365	1,920

Total		89,268	22,515	21,844	133,627

As of December 31, 2023, the Group had loans at variable interest rates referenced to Euribor plus a differential between 3% and 8% and at fixed interest rates that range between 0% and 5.67%, respectively, compared to variable rates referenced to Euribor plus a differential between 3% and 6.79% and fixed rates between 0% and 6.32%, respectively, during fiscal year ended December 31, 2022.

Borrowings

At December 31, 2023, loans from a Government entity (CDTI) was outstanding for Euros 2,656 thousand (Euros 1,920 thousand at December 31, 2022).

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

WALLBOX N.V.

Notes to the consolidated financial statements

Until warrant holders acquire the ordinary shares upon exercise of such warrants, they will have no voting or economic rights. The warrants will expire on October 1, 2026, five years after the Transaction, or earlier upon redemption or liquidation, in accordance with their terms.

In addition, during 2023, Wallbox issued new warrants as part of the facility agreement with Banco Bilbao Vizcaya Argentaria S.A. (“BBVA”) entered into in February 2023. On February 9, 2023 the Company signed an agreement with BBVA granting BBVA an aggregate of 1,007,894 warrants exercisable for 1,007,894 Class A Shares for exercise price of 5.32 USD per share (the “BBVA Warrants”). The BBVA Warrants are exercisable until February 9, 2033 unless earlier redeemed by the Company pursuant to the warrant agreement.

As there are no elements in the warrant agreements that give Wallbox the option to prevent the warrant owners from converting their warrants within 12 months, Wallbox has classified the derivative warrant liabilities as a current liability.

Movement in the derivative warrant liabilities for the year ended December 31, 2023 and 2022 is summarized as follows:

	Public Warrant		Private Warrant		BBVA Warrant		Total
	Number of warrants	Thousand Euros	Number of warrants	Thousand Euros	Number of warrants	Thousand Euros	Number of warrants	Thousand Euros
At December 31, 2021	5,705,972	24,887	8,933,333	58,365	—	—	14,639,305	83,252
Public and Private Warrants exercised on January 11, 2022	(141,808)	(472)	(50,000)	(276)	—	—	(191,808)	(748)
Public Warrants exercised on February 1, 2022	(304,635)	(933)	—	—	—	—	(304,635)	(933)
Public Warrants exercised on March 23, 2022	(22)	(1)	—	—	—	—	(22)	(1)
Public Warrants exercised on October 10, 2022	(1)	—	—	—	—	—	(1)	-
Change in fair value of derivative warrant liabilities	—	(22,730)	—	(58,018)	—	—	—	(80,748)
Exchange differences	—	1,419	—	3,593	—	—	—	5,012

At December 31, 2022	5,259,506	2,170	8,883,333	3,664	-	-	14,142,839	5,834

Warrants issuance	—	—	—	—	1,007,894	3,893	1,007,894	3,893
Change in fair value of derivative warrant liabilities	—	(1,440)	—	(2,433)	—	(2,603)	—	(6,476)
Exchange differences	—	(17)	—	(29)	—	(86)	—	(132)
At December 31, 2023	5,259,506	713	8,883,333	1,202	1,007,894	1,204	15,150,733	3,119

Fair value measurements

The financial liability for the derivative warrants is accounted for at fair value through profit or loss. The Private Warrants have been measured at fair value using a Monte Carlo simulation (Level 3). The Public Warrants are listed and have been measured at fair value using the quoted price (Level 1).

Public Warrants are listed and have been measured at fair value using the quoted price (Level 1). As of December 31, 2023, the fair value of the Public and Private Warrants was USD 0.15 (2022: USD 0.44) based on the public quote of Public Warrants. The fair value of the BBVA Warrants was USD 1.32 based on a Black-Scholes valuation methodology for options and warrants.

WALLBOX N.V.

Notes to the consolidated financial statements

Reconciliation of movements of liabilities to cash flows arising from financing activities

(In thousand Euros)	Loans and borrowings	Derivative warrant liabilities	Lease liabilities	Total
Balance at January 1, 2023	133,627	5,834	27,301	166,762

Proceeds from loans	419,471	—	—	419,471
Principal paid on lease liabilities	—	—	(2,809)	(2,809)
Interest paid on lease liabilities	—	—	(1,341)	(1,341)
Repayments of loans	(337,977)	—	—	(337,977)
Interest and bank fees paid	(18,908)	—	—	(18,908)

Total changes from financing cash flows	62,586	—	(4,150)	58,436

The effect of changes in foreign exchange rates	(149)	(132)	(160)	(441)

Change in fair value of derivative warrant liabilities	—	(6,476)	—	(6,476)
New leases	—	—	1,386	1,386
Business combinations	—	—	13,014	13,014
Transfers	(3,893)	3,893	—	—
Interest and bank fees expenses	13,906	—	1,341	15,247
Other	1,280	—	245	1,525

Total liability-related other changes	11,293	(2,583)	15,986	24,696

Balance at December 31, 2023	207,357	3,119	38,977	249,453

(In thousand Euros)	Loans and borrowings	Derivative warrant liabilities	Lease liabilities	Total
Balance at January 1, 2022	51,345	83,252	19,710	154,307

Proceeds from loans	291,204	—	—	291,204
Proceeds from warrants (Public and Private)	—	4,625	—	4,625
Principal paid on lease liabilities	—	—	(2,191)	(2,191)
Interest paid on lease liabilities	—	—	(1,267)	(1,267)
Repayments of loans	(218,902)	—	—	(218,902)
Repayments of borrowings	(42)	—	—	(42)
Interest and bank fees paid	(3,199)	—	—	(3,199)
Interest paid on convertible bonds	(223)	—	—	(223)

Total changes from financing cash flows	68,838	4,625	(3,458)	70,005

The effect of changes in foreign exchange rates	46	5,011	278	5,335

Change in fair value of derivative warrant liabilities	—	(80,748)	—	(80,748)
New leases	—	—	8,517	8,517
Governmental loan receivable	248	—	—	248
Public Warrants exercised	—	(6,306)	—	(6,306)
Business combinations	9,439	—	988	10,427
Interest and bank fees expenses	3,711	—	1,266	4,977

Total liability-related other changes	13,398	(87,054)	10,771	(62,885)

Balance at December 31, 2022	133,627	5,834	27,301	166,762

WALLBOX N.V.

Notes to the consolidated financial statements

(In thousand Euros)	Loans and borrowings	Derivative warrant liabilities	Lease liabilities	Convertible bonds	Total
Balance at January 1, 2021	22,372	—	4,117	26,146	52,635
Proceeds from loans	204,677	—	—	—	204,677
Proceeds from borrowings	124	—	—	—	124
Proceeds from warrants (Public and Private)	—	—	—	—	—
Proceeds from convertible bonds	—	—	—	34,550	34,550
Principal paid on lease liabilities	—	—	(828)	—	(828)
Interest paid on lease liabilities	—	—	(631)	—	(631)
Repayments of loans	(176,324)	—	—	—	(176,324)
Repayments of borrowings	(87)	—	—	—	(87)
Interest and bank fees paid	(3,047)	—	—	—	(3,047)
Interest paid on convertible bonds	—	—	—	(997)	(997)
Other payments	(297)	—	—	—	(297)
Total changes from financing cash flows	25,046	—	(1,459)	33,553	57,140
The effect of changes in foreign exchange rates	—	—	(2)	—	(2)
Issuance of Public and Private Warrants on Transaction date	—	14,491	—	—	14,491
Public Warrants exercised	—	(193)	—	—	(193)
Change in fair value of derivative warrant liabilities	—	68,954	—	—	68,954
Valuation of convertible bonds	—	—	—	25,491	25,491
Redemption of convertible bonds and convertible note	—	—	—	(87,105)	(87,105)
New leases	—	—	16,423	—	16,423
Interest accrual	470	—	—	(470)	—
Governmental loan receivable	365	—	—	—	365
Interest and bank fees expenses	3,092	—	631	2,385	6,108

Total liability-related other changes	3,927	83,252	17,054	(59,699)	44,534
Balance at December 31, 2021	51,345	83,252	19,710	—	154,307

Trade and other payables

Details of trade and other payables at December 31, 2023 and 2022 are as follows:

(In thousand Euros)	December 31, 2023	December 31, 2022
Suppliers	36,538	65,830
Personnel (salaries payable)	5,843	5,351
Customer advances	2,700	68
Total	45,081	71,249

Trade and other payables are unsecured and are typically paid in less than 12 months upon recognition. The carrying amounts of trade and other payables are considered equal to their fair values, due to their short-term nature.
14. INVENTORIES

Details of inventories at December 31, 2023 and 2022 are as follows:

(In thousand Euros)	December 31, 2023	December 31, 2022
Raw materials	41,066	47,668
Semi-finished goods	31,623	31,195
Finished goods	19,789	27,706
Total	92,478	106,569

The Group has insurance policies in place to cover all inventories, with specific global insurances coverage for each of the Group’s warehouses.

There were no commitments for the acquisition of inventories at the end of 2023 and 2022. Advance payments for the acquisition of inventories at December 31, 2023 were Euros 4,357 thousand (Euros 3,031 thousand at December 31, 2022).

Based on current information, the group has booked an inventory provision of Euros 2,885 thousand at December 31, 2023 to cover the impact of slow-moving and obsolete inventories (Euros 1,886 thousand at December 31, 2022). (See Note 20).

WALLBOX N.V.

Notes to the consolidated financial statements

15. CASH AND CASH EQUIVALENTS

Detail of cash and equivalents at December 31, 2023 and 2022 are as follows:

(In thousand Euros)	December 31, 2023	December 31, 2022
Cash	17	3
Banks and other credit institutions	28,786	18,873
Banks and other credit institutions, foreign currency	35,441	63,623
Other cash equivalents	36,914	809
Total	101,158	83,308

We maintain cash and cash equivalents with major Financial institutions. The Other cash equivalents corresponds to bank deposits which due date is lower than three months. Our cash and cash equivalents of bank deposits held with banks that, at the time, exceed federally or locally insured limits.

The current accounts earn interest at applicable market rates and this interest is not significant.

Details of banks and other credit institutions with balances held in foreign currency are as follows:

(In thousand Euros)	December 31, 2023	December 31, 2022
USD	30,686	63,109
GBP	3,356	237
NOK	29	44
SEK	1,024	125
DKK	346	108
Total	35,441	63,623

Significant non-cash transactions from investing and financing activities are as follows:

(In thousand Euros)	December 31, 2023	December 31, 2022
Fair value changes in derivative warrant liabilities (Note 13)	(6,476)	(80,748)
Addition of lease liabilities (Note 9)	1,386	8,517
Issuance of shares for the acquisition of a significant non-cash investing activity (ARES)	—	6,300
Issuance of shares for the acquisition of a significant non-cash investing activity (Electromaps)	—	1,500
Issuance of shares for the acquisition of a significant non-cash investing activity (Coil)	2,317	—

16. CAPITAL AND RESERVES

Share capital and share premium

As of December 31, issued share capital is as follows:

(In thousand Euros)	Total shares	Share Capital
December 31, 2023
Class A shares of euro 0.12 nominal value each	187,890,468	22,549
Class B shares of euro 1.20 nominal value each	22,250,793	26,701
Class C shares of euro 1.08 nominal value each	1,020,000	1,102
Total	211,161,261	50,352

(In thousand Euros)	Total Shares	Share capital
December 31, 2022
Class A shares of euro 0.12 nominal value each	148,900,355	17,868
Class B shares of euro 1.20 nominal value each	23,250,793	27,901
Total	172,151,148	45,769

All the shares issued were fully paid as of the date of the capital increases. Wallbox’s Class A Shares, Class B Shares and Conversion Shares (“Class C Shares”) provide their holders with same economic rights; however, Class B Shares provide holders with ten (10) votes per share, Class C Shares provide holders with nine (9) votes per share and Class A Shares provide holders with one (1) vote per share.

WALLBOX N.V.

Notes to the consolidated financial statements

Wallbox Class A Shares began trading on the NYSE under the “WBX” symbol on October 4, 2021.

As at December 31, authorized share capital is as follows:

December 31, 2023	Shares (number)	Nominal (Euros)	Share Capital (in thousand Euros)
Class A	401,020,000	0.12	48,122
Class B	48,980,000	1.20	58,776
Conversion shares	1,020,002	1.08	1,102
Total	451,020,002		108,000

December 31, 2022	Shares (number)	Nominal (Euros)	Share Capital (in thousand Euros)
Class A	400,000,000	0.12	48,000
Class B	50,000,000	1.20	60,000
Conversion shares	2	1.08	—
Total	450,000,002		108,000

Movement of share capital and share premium are as follows:

	Shares (number)	Price per Share (Euros)	Share Capital (In thousand Euros)	Share Premium (In thousand Euros)
At December 31, 2022	172,151,148		45,769	378,240
January 2023: Stock option plan execution (MSOP/ESOP) (Class A shares)	140,594	0.12	17	622
January 2023: Payment in shares Coil acquisition (MSOP/ESOP) (Class A shares)	272,826	0.12	33	2,284
February 2023: Stock option plan execution (MSOP/ESOP) (Class A shares)	168,085	0.12	20	113
March 2023: Stock option plan execution (MSOP/ESOP/RSU) (Class A shares)	141,071	0.12	17	437
March 2023: Founder warrants execution (Class B shares)	20,000	1.20	24	173
March 2023: Change Cass B shares into Class A shares and Class C shares	20,000	—	—	—
April 2023: Stock option plan execution (MSOP/ESOP/RSU) (Class A shares)	569,745	0.12	69	6,313
April 2023: Capital increase (ATM) (Class A shares)	175,586	0.12	21	390
May 2023: Stock option plan execution (MSOP/ESOP) (Class A shares)	181,144	0.12	22	648
May 2023: Capital increase (ATM) (Class A shares)	2,312,313	0.12	278	5,465
June 2023: Stock option plan execution (MSOP/ESOP/RSU/ESPP) (Class A shares)	660,045	0.12	79	2,068
June 2023: Capital Increase (Private placement) (Class A shares)	18,832,432	0.12	2,260	42,689
June 2023: Change Cass B shares into Class A shares and Class C shares	1,000,000
June 2023: Capital increase (ATM) (Class A shares)	71,015	0.12	9	55
July 2023: Stock option plan execution (MSOP/RSU) (Class A shares)	78,345	0.12	9	1,075
July 2023: Capital increase (ATM) (Class A shares)	71,162	0.12	9	213
August 2023: Stock option plan execution (MSOP/ESOP/RSU) (Class A shares)	1,021,037	0.12	123	5,541
September 2023: Stock option plan execution (MSOP/ESOP/RSU) (Class A shares)	825,502	0.12	99	3,776
October 2023: Stock option plan execution (MSOP/RSU) (Class A shares)	405,965	0.12	49	1,051
November 2023: Stock option plan execution (MSOP/ESOP/RSU) (Class A shares)	955,130	0.12	115	1,332
December 2023: Stock option plan execution (MSOP/ESOP/RSU/ESPP) (Class A shares)	727,459	0.12	87	1,081
December 2023: Capital Increase (Private placement) (Class A shares)	10,360,657	0.12	1,243	28,049
At December 31, 2023	211,161,261		50,352	481,615

WALLBOX N.V.

Notes to the consolidated financial statements

(In thousand Euros)	Shares	Price per Share (Euros)	Share Capital	Share Premium
At December 31, 2021	161,409,576		44,480	322,391
January 2022: Kensington Warrant conversion (Class A Shares)	156,699	0.12	18.80	2,205
February 2022: Kensington Warrant conversion (Class A Shares)	304,635	0.12	36.56	4,032
March 2022: Kensington Warrant conversion (Class A Shares)	22	0.12	—	14
April 2022: Stock option plan execution (MSOP/ESOP) (Class A Shares)	17,208	0.12	2.06	12
May 2022: Stock option plan execution (MSOP/ESOP) (Class A Shares)	401,598	0.12	48.00	234
June 2022: Stock option plan execution (MSOP/ESOP) (Class A Shares)	380,176	0.12	45.62	203
July 2022: Stock option plan execution (MSOP/ESOP) (Class A Shares)	40,930	0.12	4.91	27
July 2022: Payment in share Electromaps Acquisition	163,861	0.12	19.66	1,480
July 2022: Payment in share Ares Acquisition	700,777	0.12	84.09	6,216
September 2022: Stock option plan execution (MSOP/ESOP) (Class A Shares)	129,336	0.12	15.52	377
October 2022: Stock option plan execution (MSOP/ESOP) (Class A Shares)	73,460	0.12	8.82	48
October 2022: Kensington Warrant conversion (Class A Shares)	1	0.12	—	—
November 2022: Stock option plan execution (MSOP/ESOP) (Class A Shares)	56,992	0.12	6.84	40
December 2022: Stock option plan execution (MSOP/ESOP/RSU) (Class A Shares)	139,183	0.12	16.70	216
December 5, 2022 Capital Increase (Private placement) (Class A Shares)	8,176,694	0.12	981.00	40,745
At December 31, 2022	172,151,148		45,769	378,240

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

The capital increase that took place during fiscal year 2022 corresponded mainly due to the Private placement, execution of the Stock Plan (see Note 21), the Kensington warrant conversion (refer to Note 13) and payment with shares of the Ares acquisition (See Note 6) and Electromaps acquisition.

WALLBOX N.V.

Notes to the consolidated financial statements

Capital increases in fiscal year 2023 correspond mainly to the Private placement, execution of the Stock Plan (see Note 21), the equity-settled consideration for the Coil acquisition (See Note 6), and at-the-market program.

Additionally, during the six months ended June 30, 2023, the Company has exchanged 1,020,000 Class B ordinary shares with a nominal value of Euro 1.20 per share (“Class B Shares”) for 1,020,000 Class A Shares with a nominal value of Euro 0.12 per share and 1,020,000 Class C Shares with a nominal value of Euro 1.08 per share.

The share premium is freely distributable, provided that equity is not lower than the aggregate of share capital as a result of such distributions and the legal reserves.

Nature and purpose of reserves

Consolidated prior years’ accumulated deficit

At December 31, 2023, total consolidated accumulated deficit was Euros (420,195) thousand (Euros (306,696) thousand at December 31, 2022).

A free distribution is restricted for the amount of capitalized internal development costs as carried on the consolidated statement of financial position. As at December 31, 2023 the amount of capitalized development costs as carried on the consolidated statement of financial position amounts to Euros 66,408 thousand (2022: Euros 49,537 thousand) as further detailed in Note 10.

Foreign currency translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations. This legal reserve is not freely distributable. This reserve was Euros 5,868 thousand at December 31, 2023 (Euros 10,597 thousand at December 31, 2022).

Other equity components

Share-based payments

The share-based payments reserve is used to recognize the value of equity-settled share-based payments provided to employees, including key management personnel, as part of their remuneration. This reserve was Euros 31,223 thousand at December 31, 2023 (Euros 39,002 thousand at December 31, 2022). Refer to Note 21 for further details of these plans.

Equity-settled earn-out

In addition, this caption includes Euros 921 thousand corresponding to the amount to be paid in shares for to the acquisition of Ares (2022: Euros 2,207 thousand corresponding to the amount to be paid in shares for the acquisition of Ares and Coil (see Note 6).

Measurement adjustments to financial assets through OCI

Investments in hedge funds referred to in Note 13 are measured at fair value at year end. The change in their valuation is recognized as other equity components through other comprehensive income.

17. PROVISIONS

Details of the provisions are as follows:

At December 31, 2023	Non-current			Current
(In thousand Euros)	Other	Service warranties	Total Non-current	Service warranties	Total Current
Carrying amount at the beginning of the year	120	1,319	1,439	1,318	1,318
Business combinations (Note 6)	10,405	—	10,405	—	—
Charge / (Credit) to results:	1,127	865	1,992	434	434
(+) additional provisions recognized (net)	1,245	3,060	4,305	—	—
(+/-) Short-term transferred	—	(1,752)	(1,752)	1,752	1,752
(-) Amounts used during the year	(118)	(443)	(561)	(1,318)	(1,318)
Carrying amount at year end	11,652	2,184	13,836	1,752	1,752

WALLBOX N.V.

Notes to the consolidated financial statements

At December 31, 2022	Non-current			Current
(In thousand Euros)	Other	Service warranties	Total Non-current	Service warranties	Total Current
Carrying amount at the beginning of the year	4	358	362	541	541
Charge / (Credit) to results:	116	961	1,077	777	777
(+) additional provisions recognized (net)	117	2,935	3,052	—	—
(+/-) Short-term transferred	—	(1,416)	(1,416)	1,415	1,415
(-) Amounts used during the year	(1)	(558)	(559)	(638)	(638)
Carrying amount at year end	120	1,319	1,439	1,318	1,318

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

Other provisions

As of December 31, 2023, “Other” provisions caption includes mainly the contingent consideration (earn-out) related to Ares and put option liability related to ABL acquisition (Note 6) amounting to Euros 11,341 thousand and a provision for indemnities or an amount of Euros 311 thousand.

18. GOVERNMENT GRANTS

Details of Government grants at December 31, are as follows:

(In thousand Euros)		December 31, 2023		December 31, 2022
Grants	Government Entity	Non-current liability	Current liability	Non-current liability	Current liability
Movilidad 2030	Centro para el Desarrollo Tecnológico Industrial, E.P.E. (CDTI)	701	88	591	287
Flexener	Centro para el Desarrollo Tecnológico Industrial, E.P.E. (CDTI)	118	31	228	57
Magnetor	Centro para el Desarrollo Tecnológico Industrial, E.P.E. (CDTI)	13	7	—	28
Zeus Ptas	Centro para el Desarrollo Tecnológico Industrial, E.P.E. (CDTI)	475	7	404	102
Alt impacte	Agencia para la Competitividad de la Empresa de la Generalitat de Cataluña (ACCIÓ)	389	49	392	98
Coldpost	Agencia para la Competitividad de la Empresa de la Generalitat de Cataluña (ACCIÓ)	—	—	—	12
Cupons Industria	Agencia para la Competitividad de la Empresa de la Generalitat de Cataluña (ACCIÓ)	—	—	—	—
Minichargers	Centro para el Desarrollo Tecnológico Industrial, E.P.E. (CDTI)	62	9	63	16
Electrolinera	Instituto para la Diversificación y Ahorro de la Energía (IDAE)	421	—	337	83
Accio - creació lloc treballs	Agencia para la Competitividad de la Empresa de la Generalitat de Cataluña (ACCIÓ)	110	37	183	—
Hermes Estudios	Ministerio de Industria, Comercio y Turismo	692	223	—	—
Hermes Viabilidad	Ministerio de Industria, Comercio y Turismo	1,505	51	—	—
Hermes Formación	Ministerio de Industria, Comercio y Turismo	233	49	—	—
Top Gun	Centro para el Desarrollo Tecnológico Industrial, E.P.E. (CDTI)	47	—	—	—
Torres Quevedo	Agencia Estatal de Investigación	83	—	—	—
V2BUILD	Innovate UK - UKRI	—	—	—	25
Total		4,849	551	2,198	708

As of December 31, 2023 government grants include the grants assigned to the Group by the “Centro para el Desarrollo Tecnológico Industrial, E.P.E. (CDTI)” and "Agencia para la Competitividad de la Empresa de la Generalitat de Cataluña (ACCIÓ)" and "Instituto para la Diversificación y Ahorro de la Energía (IDAE)" and “Agencia Estatal de Investigación” and “Ministerio de Industria, Comercio y Turismo” for

WALLBOX N.V.

Notes to the consolidated financial statements

an amount of Euros 1,558 thousand, Euros 585 thousand and Euros 421 thousand and Euros 83 thousand and Euros 2,753 thousand, respectively, to develop new technologies and promote smart mobility solutions.

As of December 31, 2022 government grants include the grants assigned to the Group by the “Centro para el Desarrollo Tecnológico Industrial, E.P.E. (CDTI)” and "Agencia para la Competitividad de la Empresa de la Generalitat de Cataluña (ACCIÓ)" and "Instituto para la Diversificación y Ahorro de la Energía (IDAE)" and “Innovate UK - URI” for an amount of Euros 1,776 thousand, Euros 685 thousand and Euros 420 thousand and Euros 25 thousand, respectively, to develop new technologies and promote smart mobility solutions.

As of December 31, 2023 Euros 3,200 thousand are pending to be received from government entities, as compared to Euros 4,049 thousand as of December 31, 2022.

The impact in the statement of profit or loss (recognized in the “Other income” caption) for 2023 amounts to Euros 1,706 thousand, as a result of the established conditions agreed with the aforementioned entities (Euros 680 thousand for 2022).

19. REVENUE FROM CONTRACTS WITH CUSTOMERS

Disaggregation of revenue from contracts with customers set out below is the disaggregation of the Group’s revenue from contracts with customers:

	Year ended December 31,
(In thousand Euros)	2023	2022	2021
Lines:
Sales of goods	129,416	136,372	69,105
Sales of services	14,353	7,813	2,474
Total	143,769	144,185	71,579
Geographical markets (*):
EMEA	116,929	120,619	66,872
NORAM	25,701	23,552	4,687
APAC	1,139	14	20
Total	143,769	144,185	71,579

(*) The differences between geographical markets information and the segment disclosures in the Note 7 comes from the intercompany eliminations.

There is no individual customer exceeding 10% of total revenues during 2023, 2022 or 2021.

Service revenue includes mainly installations services, software operation and maintenance.

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

20. EXPENSES AND NET OTHER INCOME

A. Changes in inventories and raw materials and consumables used

Details of changes in inventories and raw materials and consumables used are as follows:

	Year ended December 31,
(In thousand Euros)	2023	2022	2021
Consumption of finished goods, raw materials and other consumables	87,933	81,002	42,224
Scrap stock, slow moving & obsolete accrual	999	864	311
Work carried out by other companies	6,571	3,739	1,718
Total	95,503	85,605	44,253

WALLBOX N.V.

Notes to the consolidated financial statements

Changes to inventories are recorded within the consumption of finished goods, raw materials and other consumables caption.

B. Operating expenses

Operating expenses are primarily as follows:

	Year ended December 31,
(In thousand Euros)	2023	2022	2021
Professional services	11,591	14,129	15,484
Marketing expenses	10,387	23,934	7,329
Delivery	4,580	10,291	3,650
External temporary workers	2,599	4,994	3,582
Office expense	7,970	7,296	3,427
Insurance premium	2,330	3,350	1,594
Utilities and similar expenses	3,310	4,471	1,560
Online platforms fees	1,212	3,381	1,410
Customs duty tax	577	887	1,134
Travel expenses	2,581	4,139	1,000
Short-term and low value leases	2,314	3,454	567
Bank Services	738	880	509
Expected credit loss for trade and other receivables (Note 13)	(120)	1,003	478
Repairs	1,362	509	232
Other impairment and losses (see Note 13)	2,013	2,870	—
Warranty provision (see Note 17)	1,299	1,738	674
Other	5,045	4,229	775
Total	59,788	91,555	43,405

At December 31, 2021, professional services included thousand Euros 8,046 corresponding to costs which were not incremental and directly attributable to the issuance of shares for the Transaction as mentioned in Note 6.

C. Net other income

Details of Net other income are primarily as follows:

	Year ended December 31,
(In thousand Euros)	2023	2022	2021
Negative Goodwill (Note 6)	11,166	—	—
Subsidies (Note 18)	1,706	680	712
Other	1,388	1,164	(56)
Total	14,260	1,844	656

21. EMPLOYEE BENEFITS

Details of employee benefits for the years ended December 31, 2023, 2022 and 2021 are as follows:

	Year ended December 31,
(In thousand Euros)	2023	2022	2021
Wages and salaries	49,228	43,106	20,438
Share-based payments	13,307	32,625	2,455
Social Security	18,701	13,083	6,773
Total	81,236	88,814	29,666

The notable rise in personnel expenses in 2022 was primarily the result of the significant growth of the Group, which required the hiring of additional personnel. Furthermore, this increase was also explained by the new share-based payment plan for employees, founders, and management as described below, and the accelerated vesting of the management stock options plan for certain managers. The Group has not entered into any defined contribution or defined benefit plans for which pensions costs are incurred. The majority of employees are working in Spain and are participating in a state pension plan for which the expenses are included in social security. During 2023 the Group has reduced the cost of Employee benefits mainly due to the impact in the valuation of share based payments plans which has been reduced in comparison of previous periods.

WALLBOX N.V.

Notes to the consolidated financial statements

Details of the personnel expense recognized for share-based payment transactions are as follows:

	Year ended December 31,
(In thousand Euros)	2023	2022	2021
Management stock option plan	2,915	14,377	2,382
Employee stock option plan	—	—	73
Founder Stock options plan	—	8,195	—
RSU Employees	11,289	6,862	—
Performance based earn out in shares and RSU's management Ares	647	531	—
Performance based earn out in shares and RSU's management COIL	(744)	1,769	—
RSU Management	1,508	3,103	—
ESPP	265
Capitalization of share-based payment transactions in intangible assets	(2,573)	(2,212)	—
Total	13,307	32,625	2,455

Management Stock Option Plan

At a meeting held on July 25, 2018, the shareholders voted to implement a share-based plan (the “Management stock option plan” or “MSOP”) link with Wallbox Chargers and to provide a more direct incentive structure.

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

In accordance with the terms and conditions of the Transaction, these options will be available to be executed in exchange for Wallbox NV shares, Euros 0.12 par value (previously Euros 0.50 par value) in a period of 10 years from the Closing date, and each outstanding option was converted into 240.990795184659 options based on the “Exchange Ratio”.

The Management Stock Option Plan grants management stock options to purchase Class A Shares at a per share exercise price equal to Euro 0.0021.

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

Employee Stock Option Plan

During the COVID-19 pandemic, shareholders agreed to offer all employees of Wallbox Chargers, S.L.U. (the “Beneficiaries” or, individually, the “Beneficiary”) the possibility of participating in a share-based payment plan (the “Employees Stock Options Plan” or “ESOP”) to receive stock options (the “Options”) to purchase a certain number of ordinary shares (the “Shares”) of Wallbox Chargers. Participation in this Plan was voluntary, and it was created as a cash saving measure, as it was offered in exchange for a reduction in the salaries of the Beneficiaries, which has resulted in strategic cash maintenance during the uncertain period caused by the COVID-19 pandemic. The exercise price of the options is Euros 0.50. Furthermore, because of these savings, the Company has been able to continue with its strategic plans and continues to hire the best professionals from the industry to exit the COVID-19 period with a strong position relative to its competitors.

This arrangement was an equity-settled plan. Consequently, the Group recognized a personnel expense against an increase in equity based on the fair value of the options at grant date, which in this case was May 1, 2020.

The Employee Stock Option Plan vesting period finished at the end of 2020 and all of the options granted were available for execution when one of the liquidity events defined in this Plan took place. In accordance with the terms and conditions of the Transaction, these options will be available for execution in exchange for Wallbox NV shares, Euros 0.12 par value (previously Euros 0.50 par value), in a period of 10 years from the Closing date, and each outstanding option was converted into 240.990795184659 options based on the “Exchange Ratio”.

WALLBOX N.V.

Notes to the consolidated financial statements

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

In accordance with the terms and conditions of the Plan, these options will be available to be executed in exchange for Wallbox NV shares, Euros 0.12 par value (previously Euros 0.50 par value), and the exercise price of the options will be equivalent to Euros 1.93 per share after applying the “Exchange Ratio” of 240.990795184659 (previously Euros 466.24 per share).

The maximum number of Shares that shall underlie all of the Options included in this plan shall be, at the Effective Date, the equivalent of 4,289 shares of Wallbox Chargers, S.L.U. (1,033,610 Class A shares of Wallbox NV after applying the Exchange Ratio). Options under this plan shall be granted on Class B ordinary shares of the Company.

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

These invitations were sent in 2022, so the Group recognized the expense accordingly to the valuation of these options in 2022 as they vested following their grant. The Group valued each option at USD 8.66. To determine the fair value at grant date of these options the Group used American option chain, where each option has a maturity of 5 years.

Each beneficiary must comply with the following conditions in order to exercise the options:

i.
A lock-up period of three years, during which time they will be able to exercise the options proportionally on a monthly basis; however this lock up period has been cancelled in December 2023.
ii.
The Company has not initiated a Temporary Suspension of exercise; and
iii.
Any other specific conditions included in the Beneficiary’s Invitation Notice have been fulfilled.

RSU for Employees

At a meeting held on April 6, 2022, the compensation committee approved the implementation of an Incentive Award Plan pursuant to which Awards of Restricted Stock Units (“RSU“) were granted to employees. Each RSU granted represents a right to receive one listed share of Wallbox NV at the end of each vesting period, subject to the grantee’s continued service through the applicable vesting date.

The RSUs vest according to the below schedule, subject to the grantee’s continued service through each applicable vesting date:

i.
33% will vest on the 1st anniversary date as from the date of grant,
ii.
33% will vest on the 2nd anniversary date as from the date of grant.
iii.
34% will vest on the 3rd anniversary date as from the date of grant.

WALLBOX N.V.

Notes to the consolidated financial statements

In addition, the Company granted RSUs to the employees of the subsidiaries acquired in the second half of 2022. These RSUs are subject to certain performance-based vesting conditions, which have been considered 100% covered when valuing these RSUs.

The Company records this share-based payments plan based on the estimated fair value of the award at the grant date and recognized an expense in the consolidated statements of profit or loss over the requisite service period. Considering that there is no exercise price applicable, the estimated fair value of the award is based on the listed share price of Wallbox, NV on the date of grant.

RSUs for Management

At a meeting held on April 6, 2022, the compensation committee approved to grant an Incentive Award Plan pursuant to which awards of RSUs were granted to management. Each RSU granted represents a right to receive one listed share of Wallbox N.V. at the end of each vesting period, subject to continued service.

The RSUs are subject to service-based and performance-based vesting conditions and vest as follows:

i.
Serviced-based Condition: one third of the RSUs are subject to the service -based condition and will vest as follows:
-
50% of this 33% will vest on the 1st anniversary date as from the date of grant,
-
50% of this 33% will vest on the 2nd anniversary date as from the date of grant.
ii.
Performance-based Condition: two-thirds of the RSUs are subject to the performance-based condition and will vest as follows:
-
Period 1: 50% will vest:
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
-
Period 2: 50% will vest:
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

The Group has valued each RSU, under such plan as follows:

Service-based Condition: This fair value has been determined by discounting the forward price of Wallbox NV stock at each vesting date. The price in this tranche has been based on the spot price at grant date.

Performance-based Condition: This fair value has been based on Wallbox’s price developments according to the Black-Scholes model. Prices for each averaging window are obtained via Monte Carlo simulation.

For Performance based earn out in shares and RSU's management of Ares and COIL see note 6.

In addition, during 2023, the Company has granted new RSUs to members of the Board of Directors. These RSUs have fully vested in 2023.

WALLBOX N.V.

Notes to the consolidated financial statements

ESPP

In January 2023, the Group launched an offering period under the Amended and Restated 2021 Employee Stock Purchase Plan (“ESPP”) for a length of one year, with the purpose of increasing employee engagement and motivation. The offering has been designed in accordance with the share-based payments plan approved by the Company upon listing in October 2021. The Employee Stock Purchase Plan consists of an offer to buy a maximum of 20,000 shares by each of the Company’s employees who participates in the ESPP with a discount of up to 15%, with a limit of 1% to 10% of annual salary per year.

Movements during the year

The following table illustrates the movements in stock options at December 31, excluding earn out payments in shares for the business combinations in 2022 (see note 6):

Number of warrants	ESOP	MSOP	Founders	RSU Employees	RSU Management	RSU Coil & Ares	Total
At December 31, 2022	1,285,619	6,238,316	1,033,609	2,027,765	2,000,000	496,019	13,081,328
Granted	—	38,610	—	2,425,280	—	—	2,463,890
Exercised	(375,237)	(3,271,405)	(20,000)	(944,298)	(249,999)	(145,404)	(5,006,343)
Cancelled	—	(1,654)	—	(523,945)	(291,667)	—	(817,266)
At December 31, 2023	910,382	3,003,867	1,013,609	2,984,802	1,458,334	350,615	9,721,609

Number of warrants	ESOP	MSOP	Founders	RSU Employees	RSU Management	RSU Coil & Ares	Total
At December 31, 2021	1,584,192	7,253,823	—	—	—	—	8,838,015
Granted	—	33,000	1,033,609	2,198,289	2,000,000	496,019	5,760,917
Exercised	(298,573)	(927,410)	—	(12,800)	—	—	(1,238,783)
Cancelled	—	(121,097)	—	(157,724)	—	—	(278,821)
At December 31, 2022	1,285,619	6,238,316	1,033,609	2,027,765	2,000,000	496,019	13,081,328

Number of warrants	ESOP	MSOP
At December 31, 2020	1,999,660	3,052,471
Granted	—	4,201,352
Exercised	—	—
Cancelled	(415,468)	—
At December 31, 2021	1,584,192	7,253,823

The number of exercisable options at December, 31:

Number of exercisable options	2023	2022	2021
ESOP	910,382	1,285,619	1,584,192
MSOP	2,729,650	4,873,644	3,463,263
Founders	1,013,609	258,402	—
RSU	—	—	—
Total	4,653,641	6,417,665	5,047,455

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

The weighted average fair value and exercise price for each plan is calculated as follows, excluding earn out payments in shares for the business combinations in 2022 (see note 6):

	Units			Exercise price			Average fair value			Remaining
	2023	2022	2021	2023	2022	2021	2023	2022	2021	contractual life
Management stock option plan	3,003,867	6,238,316	7,253,823	0.0021	0.0021	0.0021	2.91	3.10	0.57	2024
Employee stock option plan	910,382	1,285,619	1,584,192	—	—	—	0.88	0.85	0.85	All options are vested
Founder Stock options plan	1,013,609	1,033,609	—	1.93	1.93	—	7.93	7.93	—	All options are vested
RSU Employees	2,984,802	2,027,765	—	—	—	—	1.55	9.32	—	All options are vested
RSU Coil & Ares	350,615	496,019	—	—	—	—	9.43	9.43	—	2024
RSU Management	1,458,334	2,000,000	—	—	—	—	2.81	2.81	—	2024-2029
	9,721,609	13,081,328	8,838,015

WALLBOX N.V.

Notes to the consolidated financial statements

22. FINANCIAL INCOME AND EXPENSES

Details of financial income and expenses are as follows:

(In thousand Euros)	Note	December 31, 2023	December 31, 2022	December 31, 2021
Financial income
Fair value adjustment of the put option		—	2,002	—
Fair value gain on financial investments		1,127	280	11
Interest on shareholder and other loans		—	—	61
Fair Value of derivative		191	15	—
Other finance income		154	10	83
Total financial income		1,472	2,307	155
Financial expenses
Fair value adjustment of convertible bonds		—	—	25,491
Interest and fees on bank loans	13	13,791	3,711	3,222
Interest on leases	9	1,341	1,267	631
Interest on shareholder and other borrowings		—	—	3
Interest on convertible bonds		—	—	2,385
Accretion of discount on put option liabilities		—	—	313
Fair value loss on financial investments		—	1,343	—
Impairment of financial investments		—	1,411	—
Other finance costs		115	266	23
Total financial expenses		15,247	7,998	32,068

(In thousand Euros)	December 31, 2023	December 31, 2022	December 31, 2021
Exchange differences	1,466	(3,618)	1,026
Total	1,466	(3,618)	1,026

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

23. LOSS PER SHARE

Basic loss per share is calculated by dividing net loss for the year attributable to equity holders of the Parent by the weighted average number of ordinary shares outstanding during the year.

As the Company has losses in all three periods, potential ordinary shares from Management Stock Options, Employee Stock Options, RSU plans and Warrants are not dilutive (losses per share would be less and anti-dilution would exist). Hence, these shares are not considered in the calculation of losses per diluted share.

WALLBOX N.V.

Notes to the consolidated financial statements

Details of the calculation of basic and diluted earnings/loss per share are as follows:

	Year ended December 31,
(In thousand Euros)	2023	2022	2021
Loss for the year	(112,071)	(62,800)	(223,777)
Dilutive effects on earnings per share	—	—	—
Total loss for basic and diluted earnings per share	(112,071)	(62,800)	(223,777)

Number of shares	December 31, 2023	December 31, 2022	December 31, 2021
Weighted average number of ordinary shares for basic and diluted earnings per share (thousand shares)	187,679	163,367	112,725

(In Euros)	December 31, 2023	December 31, 2022	December 31, 2021
Basic and diluted losses per share	(0.60)	(0.38)	(1.99)

24. TAX CREDIT AND OTHER RECEIVABLES/OTHER PAYABLES

A. Tax credit and other receivables/Other payables

(In thousand Euros)	December 31, 2023	December 31, 2022
VAT receivable	3,800	10,091
Government grants receivable	3,200	4,049
Income tax credit receivable (short term)	1,258	706
Income tax credit receivable (long term)	6,056	6,629
Other tax receivable	171	—
Tax credit and other receivables	14,485	21,475

(In thousand Euros)	December 31, 2023	December 31, 2022
VAT payable	2,741	2,585
Current income tax liability	—	1,186
Social Security payable	1,372	1,328
Personal Income Tax payable	2,096	1,906
Deferred tax liabilities	9,347	1,388
Deferred tax liabilities and other payables	15,556	8,393

B. Amounts recognized in profit or loss

	Year ended December 31,
(In thousand Euros)	2023	2022	2021
Loss before Tax / Profit	(112,774)	(67,726)	(225,584)
Tax income (at 25%)	28,150	16,932	56,396
Unrecognized deferred tax assets on tax losses and temporary differences	(28,150)	(16,932)	(56,396)
R&D tax credits	(685)	(5,468)	(1,666)
Amortization of intangible assets identified	—	—	(10)
Tax expense/(credit)	(18)	542	(131)
Income tax credit	(703)	(4,926)	(1,807)

As Wallbox N.V. is a Spanish tax resident, is the corporate tax rate of Spain used, which is a nominal tax rate of 25%.

Deductible temporary differences for which no deferred tax assets have been recognized totaled Euros 5,106 thousand at December 31, 2023. At December 31, 2022 deductible temporary differences for which no deferred tax asset were recognized in the statement of financial position amounted to Euros 37,584 thousand.

The amount of Euros 5,106 thousand (Euros 37,584 thousand at 2022) was related to deductible temporary differences primarily associated with the share-based payment plan provision, obsolescence provision and part of the financial expenses, and for the year 2023 we have also considered the impact of the Amendments to IAS 12 (Note 4).

.

WALLBOX N.V.

Notes to the consolidated financial statements

At December 31, details of unrecognized tax losses to be offset in the future are as follows the tax losses:

(In thousand Euros)	December 31, 2023	December 31, 2022
2015	47	47
2016	439	439
2017	56	56
2018	1,579	1,579
2019	3,318	3,318
2020	9,025	9,025
2021	122,456	122,456
2022	3,167	3,167
2023	42,480	—
Total	182,567	140,087

The tax losses detailed above correspond to the Spanish tax consolidated headed by Wallbox NV. There is no time limit to apply this tax losses. Additionally, the unrecognized tax losses of Wallbox USA Inc amount to Euros 54,533 thousand as of December 31, 2023.

Tax losses may be offset indefinitely in the future. The existence of unused tax losses, as well as the lack of track record of generating tax profits, evidences that future taxable profit may not be available to the Group, at least for the near and medium term, as the Company is early stage. Having considered all evidence available and the current investment phase, management determined that there was insufficient positive evidence to support the fact that it is probable that future taxable profits will be available against which to offset the tax losses. Accordingly, no deferred tax asset is recognized in the financial statements.

25. GROUP INFORMATION

A. Related parties

Details of transactions and balances with related parties are as follows:

	Year ended December 31, 2023
(In Thousand Euros)	Shareholders	Joint Venture	Key management	Total
Statement of profit or loss
Revenue	328	—	—	328
Statement of financial position
Accounts receivables and accounts payables	369	—	—	369

	Year ended December 31, 2022
(In Thousand Euros)	Shareholders	Joint Venture	Key management	Total
Statement of profit or loss
Revenue	67	—	—	67
Interest	—	47	—	47
Impairment of financial assets	—	(1,945)	—	(1,945)
Statement of financial position
Loans granted to Joint Venture (see note 13)	—	1,411	—	1,411
Receivables from Joint Venture (see note 13)	—	534	—	534
Impairment of financial assets	—	(1,945)	—	(1,945)

	Year ended December 31, 2021
(In Thousand Euros)	Shareholders	Joint Venture	Key management	Total
Statement of profit or loss
Interest on shareholder and other loans	3	61	—	64

Only revenues to shareholders holding a minimal interest in the Group of 50% has been disclosed as a related party transaction in accordance with IAS 24 definitions.

WALLBOX N.V.

Notes to the consolidated financial statements

In connection with the June 2023 private placement of Class A Shares, Enric Asuncion Escorsa purchased 387,597 Class A Shares, Orilla Asset Management, S.L. purchased 7,751,938 Class A Shares, AM Gestio, S.L. purchased 1,937,985 Class A Shares, Consilium, S.L. purchased 6,429,330 Class A Shares, Anangu Corp, S.L. purchased 387,597 Class A Shares and Black Label Equity I SCR, S.A. purchased 1,937,985 Class A Shares, in each case, at price of $2.58 per share.

In connection with the December 2023 private placement of Class A Shares, Enric Asuncion Escorsa purchased 65,574 Class A Shares, Orilla Asset Management, S.L. purchased 327,869 Class A Shares and Inversiones Financieras Perseo, S.L. purchased 98,361 Class A Shares, in each case, at price of $3.05 per share.

In connection with the December 2022 private placement a Class A shares, Enric Asunción Escorsa purchased 921,053 Class A shares, Orilla Asset Management, S.L. purchased 3,759,399 Class A shares, AM Gestió, S.L. purchased 751,880 Class A shares and each of Infisol 3000, S.L., Inversiones Financieras Perseo, S.L. and Anangu Grup, S.L. purchased 375,940 Class A shares, in each case, at price of $5.32 per share, the same terms of other investors.

B. Remuneration of Directors and Key Management

The remuneration expenses recorded for the members of the Board of Directors in 2023, 2022 and 2021 are as follows:

	Year ended December 31,
(thousand Euros)	2023	2022	2021
Short-term benefits	436	774	770
Cost of non-executive directors	424	303	71
Share-based payment plan expenses	1,078	6,146	—
Total	1,938	7,223	841

Details of the remuneration expenses recorded for the Company’s senior management (excluding the executive members of the Board of Directors) are as follows:

	Year ended December 31,
(thousand Euros)	2023	2022	2021
Short-term benefits	1,724	1,908	2,151
Termination benefits	14	206	—
Share-based payment plan expenses	2,863	13,842	1,756
Total	4,601	15,956	3,907

No expenses for post-employment benefits were incurred during 2023, 2022 and 2021.

At December 31, 2023 and 2022 the group had no pension or life insurance obligations with members of senior management.

At December 31, 2023 and 2022 no advances or loans had been granted to members of senior management, nor had the Company extended any guarantees on their behalf.

During 2023, public liability insurance premiums of Euros 996 thousand (Euros 1,580 thousand in 2022) had been incurred to be covered for damages or losses that may be incurred by directors in the performance of their duties. These insurance premiums do however not form part of the remuneration of the Directors and has therefore not be included in the table above.

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

a) Credit risk

WALLBOX N.V.

Notes to the consolidated financial statements

Credit risk arises from possible losses deriving from failure to comply with contractual obligations on the part of the Group’s counterparties, i.e., the possibility of not recovering financial assets at the amount recognized and within the established term.

The maximum credit risk exposure is as follows:

	December 31, 2023		December 31, 2022
(In thousand Euros)	Non-current	Current	Non-current	Current
Customer sales and services	—	43,258	—	39,797
Other receivables	—	140	—	16
Loans to employees	180	18	—	14
Trade and other financial receivables	180	43,416	—	39,827
Loans granted to Joint Venture
Guarantee deposit	1,341	—	1,133	—
Non-current financial assets	1,521	—	1,133	—
Guarantee deposit		82		560
Financial investments	—	5,728	—	5,397
Other current financial assets	—	5,810	—	5,957
Total	1,521	49,226	1,133	45,784

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

(In thousand Euros)	Currency	December 31, 2023	December 31, 2022
Fixed rate Loan	EUR	27,926	32,125
Floating rate loan	EUR	179,431	101,502
Total		207,357	133,627

A 100 basis point change in interest rates would mean an increase (decrease) in profit or loss at December 31, 2023 of Euros 1,951 thousand (Euros (1,317) thousand at December 31, 2022). This calculation assumes that the change occurred on the date of the report applied to the risk exposures existing on that date. This analysis assumes that all other variables are held constant and considers the effect of interest rates.

	2023		2022		2021
(In thousand Euros)	Profit or loss		Profit or loss		Profit or loss
	100 bp increase	100 bp decrease	100 bp increase	100 bp decrease	100 bp increase	100 bp decrease
Floating rate loan	(1,951)	1,951	(1,317)	1,317	(691)	691

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

WALLBOX N.V.

Notes to the consolidated financial statements

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

	2023		2022		2021
	Profit or loss		Profit or loss		Profit or loss
(In thousand Euros)	Strengthening	Weakening	Strengthening	Weakening	Strengthening	Weakening
USD (10% movement)	(1,270)	1,552	(565)	691	(8,819)	10,779

Other market price risk

The Group has derivative warrant liabilities (see Note 13) measured at FVTPL.

The derivative warrant liabilities of Euros 3,119 thousand at December 31, 2023 (Euros 5,834 thousand at December 31, 2022) included a fair value adjustment of Euros 6,476 thousand compared to December 31, 2022.

A change of the warrant price by 1% would result in an increase/decrease of the underlying warrant liabilities of Euros 31 thousand (2022: Euros 58 thousand).

c) Liquidity risk

Liquidity risk arises where the Group might not hold, or have access to, sufficient liquid funds at an appropriate cost to settle its payment obligations at any given time.

Details of working capital are as follows:

(In thousand Euros)	December 31, 2023	December 31, 2022
Current assets	256,924	255,171
Current liabilities	190,774	178,793
Total	66,150	76,378

The working capital presented by the Group is sufficient to cover the various commitments arising from its activity.

Details of the maturities, by year, of the principal of the loans and borrowings at December 31, are as follows:

	December 31, 2023
(In Euros)	Capital	Interest	Total
2024	126,496	9,682	136,179
2025	25,533	5,784	31,317
2026	22,859	3,520	26,379
2027	15,831	1,868	17,699
2028	12,017	815	12,831
More than five years	4,621	163	4,784
Total	207,357	21,832	229,189

	December 31, 2022
(In Euros)	Capital	Interest	Total
2023	89,268	3,428	92,696
2024	12,063	2,785	14,848
2025	10,688	2,014	12,702
2026	8,024	1,398	9,422
2027	6,907	838	7,745
More than five years	6,677	759	7,436
Total	133,627	11,222	144,849

WALLBOX N.V.

Notes to the consolidated financial statements

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

No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2023 and 2022.

27. EVENTS AFTER THE REPORTING PERIOD

After the reporting date of December 31, 2023, the following significant events have occurred:

In the first quarter of 2024, certain employees converted 454,865 options, as part of their stock option plan, into 454,865 Class A ordinary shares of Euros 0.12 of par value, resulting in an increase of share capital of Euros 55 thousand.

On January 2024, a holder of Private Warrants, have converted 387 warrants on 387 Class A ordinary shares of Euros 0.12 of par value, resulting in an increase of share capital of Euros 46.44.

28. DETAILS OF WALLBOX GROUP SUBSIDIARIES

				% Equity interest
Company name	Registered office	Activity	Company holding investment	December 31, 2023	December 31, 2022	Consolidation method
Wall Box Chargers, S.L.U.	Paseo de la Castellana, 95. Planta 28, 28046, Madrid, Spain	Retail innovative solutions for charging Electric Vehicles	Wallbox NV	100%	100%	*	Fully consolidated
Kensington Capital Acquisition Corp II	1400 Old Country Road, Suite 301, Westbury, NY 11590	Special purpose acquisition company	Wallbox NV	100%	100%	*	Fully consolidated
Wallbox Energy, S.L.U.	Calle Foc 68, 08038, Barcelona, Spain	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%	—	Fully consolidated
Wallbox UK Limited	378-380 Deansgate, Manchester, United Kingdom M3 4LY	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%	—	Fully consolidated
SAS Wallbox France	Avenue des Champs Elysées 102, 75008, Paris, France	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%	—	Fully consolidated
WBC Wallbox Chargers Deutschland GmbH	Leopoldstraße 23, Floor, Munich, 80802	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%	—	Fully consolidated
Wallbox Italy, S.R.L.	Piazza Tre Torri 2, 20145 CAP, Milano, Italy	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%	—	Fully consolidated
Wallbox Netherlands B.V.	Kingsfordweg 151,1042 GR Amsterdam, The Netherlands	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%	—	Fully consolidated
Wallbox USA Inc.	800 W. El Camino Real Suite 180, Mountain View CA 94040, United States	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%	—	Fully consolidated
Wallbox Shanghai Ldt.	Unit 05-129 Level 5, No. 482, 488, 492, 518 Xinjiang Road, Jingan District, Shanghai Municipality, China	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%	—	Fully consolidated
Wallbox AS	Professor Olav Hanssens vei 7A, 4021 Stavanger, Norway	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%	—	Fully consolidated
Wallbox ApS	Rådhuspladsen 16, 1550 København, Denmark	Retail innovative solutions for charging Electric Vehicles	Wallbox Norway AS	100%	100%	—	Fully consolidated
Wallbox AB	Kistagången 12, 164 40 Kista, Sweden	Retail innovative solutions for charging Electric Vehicles	Wallbox Norway AS	100%	100%	—	Fully consolidated
Wallbox Oy	PL 747, 00101 Helsinki, Finland	Retail innovative solutions for charging Electric Vehicles	Wallbox Norway AS	100%	100%	—	Fully consolidated
Electromaps, S.L.U.	Calle Foc 68, 08038, Barcelona, Spain	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%	—	Fully consolidated
Coil, Inc.	1307 Hayes Street Suite 5 San Francisco, CA 94117 US	EV Charge installer	Wallbox USA, Inc.	100%	100%	—	Fully consolidated
AR Electronics Solutions, S.L.U.	Calle Foc 68, 08038, Barcelona, Spain	Manufacture of Electronical components	Wall Box Chargers, S.L.U.	100%	100%	—	Fully consolidated
Wallbox Australia PTY, Ltd	152 Elizabeth Street - Level 4 - Melbourne VIC 3000	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%	—	Fully consolidated
WBX Chargers Portugal, Unipessoal Lda	Edifício Scala, Rua de Vilar, 235, 2.o andar Porto Concelho: Porto Freguesia: Lordelo do Ouro e Massarelos 4050 626 Porto	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%	—	Fully consolidated
Wallbox Belgium BV	1831 Diegem, Pegasuslaan 5, Belgium	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	—	—	Fully consolidated
ABL Gmbh	Albert-Büttner-Straße 11, 91207 Lauf / Pegnitz, Deutschland	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	—	—	Fully consolidated
ABL Morocco S.A.	Lot 2, Ilot 72 Tanger 90100, Morocco	Retail innovative solutions for charging Electric Vehicles	ABL Gmbh	99%	—	—	Fully consolidated
ABL Nederland B.V.	Meander 251 6825 MC Arnhem, Netherlands	Retail innovative solutions for charging Electric Vehicles	ABL Gmbh	100%	—	—	Fully consolidated
ABL (Shangai) Co. Ltd	Yuandong Building, No. 1101 Pudong South Road,200120 Shanghai, China	Retail innovative solutions for charging Electric Vehicles	ABL Gmbh	100%	—	—	Fully consolidated

(*) direct ownership

(-) indirect ownership