Form 20-F
period 2024-12-31
Wallbox N.V.
filed 2025-05-06
CIK 1866501

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13d OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Enric Asunción

CEO
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. As of December 31, 2024, the registrant had 237,362,279 Class A Shares and 13,500,793 Class B Shares outstanding.

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

"Class C Shares" means the ordinary shares C, nominal value €1,08 per share, of Wallbox.

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

“Shares” means Class A Shares, Class B Shares and Class C Shares.

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

Items excluded from the Non‑IFRS Measures are significant components in understanding and assessing financial performance. The Non‑IFRS Measures have limitations as analytical tools and should not be considered in isolation, or as an alternative to, or a substitute for loss for the year, revenue or other financial statement data presented in our consolidated financial statements as indicators of financial performance. Some of the limitations are:

•
such measures do not reflect all our expenditures, or future requirements for capital expenditures or contractual commitments;
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

“EBITDA” is defined as a result of loss for the year before income tax credit, financial income, financial expenses, amortization and depreciation, change in fair value of derivative warrants and foreign exchange gains/(losses). "Change in fair value of derivative warrant liabilities" and "Foreign exchange gains/(losses)" were added to the definition of EBITDA, as management believe it presents a more useful measure to evaluate the Company's performance.

“Adjusted EBITDA” is defined as a result of loss for the year before income tax credit, financial income, financial expenses, amortization and depreciation, change in fair value of derivative warrants and foreign exchange gains/(losses) further to take into account the impact of certain non‑cash and other items that we do not consider in our evaluation of ongoing operating performance. These non‑cash and other items include, but not are limited to, share based payment plan expenses, certain one-time expenses related to a reduction in workforce initiated in January 2023, certain non-cash expenses related to the ESPP plan launched in January 2023, any negative goodwill arising from business combinations and other items outside the scope of our ordinary activities.

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

We have a history of operating losses and negative operating cash flows. We incurred a net loss of €151.8 million and €112.1 million for the years ended December 31, 2024 and 2023, respectively. We believe we will continue to incur operating and net losses at least for the near and medium-term. A significant portion of our operating expenses are fixed. We anticipate that, due to, among other things, ongoing administrative expenses associated with our U.S. listing and related regulations and reporting requirements, we will operate at a loss for the near and medium‑term. Additional losses could impair our liquidity and may require us to raise additional capital or to curtail certain of our operations in an effort to preserve capital. Incurring additional losses could also erode investor’s confidence in our ability to manage our business effectively and result in a decline in the price of Shares. Even if we achieve profitability, there can be no assurance that we will be able to maintain profitability in the future. We may need to raise additional financing through loans, securities offerings or additional transactions in order to fund our ongoing operations. There is no assurance that we will be able to obtain such additional financing or that we will be able to obtain such additional financing on favorable terms if at all.

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

Our potential profitability and growth is highly dependent upon the continued adoption of EVs by consumers, businesses, and fleet operators continued support from regulatory programs and in each case, the use of our chargers and charging stations, any of which may not occur at the levels we currently anticipate or at all. The market for EVs is still rapidly evolving, characterized by rapidly changing technologies, increasing consumer choice as it relates to available EV models, their pricing and performance, evolving government regulation and industry standards, changing consumer preferences and behaviors, intensifying levels of concern related to environmental issues, and governmental initiatives related to climate change and the environment generally. Although demand for EVs has grown overall in recent years, there is no guarantee of continuing our sustained future demand, as seen with a slower market growth than expected initially, which impacted our results.

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
•
political and social movements against EV adoption;
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

The U.S. federal government, European states and some state and local governments provided incentives to end users and purchasers of EVs and EV charging stations in the form of rebates, tax credits, and other financial and behavioral incentives, such as payments for regulatory credits. The EV market relies on governmental rebates, tax credits, and other financial incentives to significantly lower the effective price of EVs and EV charging stations, and these incentives have been reducing over the past year. In the United States, for example, with the passage of the Inflation Reduction Act, the Biden administration committed over $369 billion towards climate investments, representing the largest single investment in this area in the country’s history. The package included both consumer and corporate incentives and loans with the aims of reducing emissions by 40% by 2030. However, the outcome of the 2024 U.S. presidential election has introduced increased uncertainty regarding these incentives. Early actions by the current U.S. administration indicate a potential departure from prior federal support for electric vehicles, including reconsideration of funding programs and national targets. Accordingly, these incentives may expire on a particular date, end when the allocated funding is exhausted, or be reduced or terminated as a matter of administrative, regulatory, or legislative policy under the current or future U.S. administration. Any reduction in rebates, tax credits or other financial incentives could negatively affect the EV market and adversely impact our business operations, expansion potential and financial results.

Furthermore, new tariffs and policy incentives favoring equipment manufactured by or assembled at American factories, could put us at a competitive disadvantage if we are not able to develop our U.S. manufacturing capacity on the timelines we currently expect or at all, including by increasing the cost or delaying the availability of charging equipment, by challenging or eliminating our ability to apply or qualify for grants and other government incentives, or by disqualifying us from the ability to compete for certain charging infrastructure buildout solicitations and programs, including those initiated by federal government agencies. Moreover, given the political nature of these policies and programs, a future U.S. administration or future governments in any of the jurisdictions that are material for our operations and business, could make policy or legislative changes that put us at competitive disadvantage, make it prohibitively costly or unattractive for us to pursue existing business initiatives, or negatively impact demand for our products and services.

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

Our operating results could be materially impacted by changes in the overall global macroeconomic environment and other economic factors that impact our cost structure and revenue results. Changes in economic conditions, including supply chain constraints, logistics challenges, labor shortages, and steps taken by governments and central banks, as well as other stimulus and spending programs, have, in the past, led to (and could, in the future, lead to) higher inflation, resulting in an increase in costs, currency volatility and changes in fiscal and monetary policy, including increased interest rates and reduced consumer spending. In a higher inflationary environment, we may be unable to raise the prices of our products and services sufficiently to keep up with the rate of inflation. Moreover, negative macroeconomic conditions such as evolving tariff policies, rising trade tensions—particularly between the U.S. and China—and increased scrutiny of imports from certain regions, may result in new or heightened tariffs, export controls, or other trade restrictions. Geopolitical instability (such as the ongoing conflict between Russia and Ukraine and the ongoing conflict in the Middle East) and related sanctions could continue to have significant ramifications on global financial markets, including volatility in the U.S. and global financial markets that could adversely impact our ability to obtain financing in the future on terms acceptable to us. These inflationary pressures and other negative macroeconomic conditions could impact our revenues and resulting margins and could have an adverse impact on results of operations and could cause the market value of our common shares to decline and adversely affect our financial condition, cash flows and results of operations.

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

We have experienced rapid growth in recent periods, and historical growth rates may not be sustainable or indicative of future growth. Furthermore, the expected continued growth and expansion of our business may place a significant strain on management, business operations, financial condition and infrastructure and corporate culture, and we may not successfully anticipate our business and personnel needs. For example, in January 2023, we implemented cost‑saving initiatives that were maintained throughout 2024 to better align our cost structure with the current demand environment. These cost-saving initiatives will continue through 2025. The main initiatives that we have implemented during this period have focused on workforce reduction and operational cost savings. These initiatives are subject to known and unknown risks and uncertainties, including whether we have targeted the appropriate areas of the business and at the appropriate scale. In addition, these cost‑saving initiatives could take more time and be more costly than anticipated and could place substantial demands on management, which could lead to the diversion of management’s attention from other business priorities. Any reduction in workforce may yield unintended consequences and costs, such as attrition beyond the intended reduction in workforce, the distraction of employees and reduced employee morale, which could, in turn, adversely impact productivity, including through a loss of continuity, loss of accumulated knowledge or inefficiency during transitional periods. Any of these impacts could also adversely affect our reputation as an employer, make it more difficult for us to hire new employees in the future and increase the risk that we may not achieve the anticipated benefits.

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

We are dependent upon the efforts of certain key personnel. If we are unable to attract and retain key employees and hire qualified management, technical, engineering, sales and business development personnel, our ability to compete and successfully grow our business would be harmed. Furthermore, the loss of such key personnel could negatively impact the operations and financial results of our business.

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

We do not have commitments greater than one year from any of our customers, and we may not be able to retain customers or attract new customers that provide us with revenue that is comparable to the revenue generated by any customers we may lose. The duration of the contracts we do have with our distribution partners is typically one year and such contracts may contain termination clauses and do not provide for minimum volumes or other commitments to purchase our chargers. Because our customers do not have long‑term contracts, it may be difficult for us to accurately predict future revenue streams. We cannot provide assurance that current customers will continue to use our products or services or that we will be able to replace departing customers with new customers that provide us with comparable revenue. We have also experienced customer concentration in the past, with Iberdrola representing 3.0% of our revenues for the year ended December 31, 2022, 4.9% for the year ended December 31, 2023 and 3.7% for the year ended December 31, 2024 being surpassed in 2024 by Free2Move representing 4.4%. The loss of a key customer, including but not limited to Iberdrola or Free2Move, could have a material impact on our business.

We expect to expend resources to maintain consumer awareness of our brands, build brand loyalty and generate interest in our products. Failure to effectively expand our sales and marketing capabilities could harm our ability to increase or maintain our customer base and achieve broader market acceptance of our products.

Our ability to grow our customer base, achieve broader market acceptance, grow revenue, and achieve and sustain profitability will depend, to a significant extent, on our ability to effectively expand our sales and marketing operations and activities, which will require significant investment. We had €4.8 million, €10.4 million and €23.9 million in marketing expenses in each of the years ended December 31, 2024, 2023 and 2022, respectively, and although we're currently under a cost reduction policy, we expect to expend more resources in the future in order to build consumer awareness of our brands. We rely on our business development, sales and marketing teams to obtain new customers and grow our retail business. We plan to continue to expand in these functional areas but we may not be able to recruit and hire a sufficient number of competent personnel with requisite skills, technical expertise and experience, which may adversely affect our ability to expand our sales capabilities. The hiring process can be costly and time‑consuming, and new employees may require significant training and time before they achieve full productivity. Recent hires and planned hires may not become as productive as quickly as anticipated, and we may be unable to hire or retain sufficient numbers of qualified individuals. Our ability to achieve significant revenue growth in the future will depend, in large part, on our success in recruiting, training, incentivizing and retaining a sufficient number of qualified personnel attaining desired productivity levels within a reasonable time. Our business will be harmed if investment in personnel related to business development and related company activities does not generate a significant increase in revenue.

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

Events beyond our control could have an adverse effect on our business, financial condition, results of operations and cash flows. Disruption to our platform resulting from natural disasters, atmospheric changes and extreme weather events (whether as a result of climate change or otherwise), including fires, floods, droughts, storms, extreme temperatures, sea level rise and earthquakes, as well as other events such as political events, war, terrorism, pandemics, or other events could impair our ability to continue to provide our products and services. Similarly, disruptions in the operations of our key third‑parties, such as data centers, servers or other technology providers, could have a material adverse effect on our business. If any of these events were to occur, our business, results of operations, or financial condition could be adversely affected.

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

Environmental and health and safety laws and regulations can be complex and may be subject to change, such as through new requirements enacted at the supranational, national, sub‑national, and/or local level or new or modified regulations that may be implemented under existing law. The nature and extent of any changes in these laws, rules, regulations and permits may be unpredictable and may have material effects on our business. Future legislation and regulations or changes in existing legislation and regulations, or interpretations thereof, including those relating to hardware manufacturing, electronic waste, or batteries, could cause additional expenditures, restrictions and delays in connection with our operations as well as other future projects, the extent of which cannot be predicted. For example, California adopted more stringent regulation of EV charging and, in February 2023, the U.S. Department of Transportation and U.S. Department of Energy included minimum standards and “Buy America” requirements for EV chargers funded by certain U.S. federal programs.

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

On January 5 2023, Directive (EU) 2022/2464 (the “CSRD”) entered into force introducing extensive sustainability reporting obligations. While the directive is already in effect, its reporting requirements will apply to the Company as of financial year 2025. In addition, the European legislator is currently considering a proposal for a corporate sustainability due diligence directive, which, if passed, would introduce, inter alia, additional environmental and human rights due diligence requirements in respect of our business operations and value chain.

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

If we do not obtain adequate capital funding or improve our financial performance, we may not be able to continue as a going concern.

The report of our independent registered public accounting firm for the year ended December 31, 2024 included herein contains an explanatory paragraph posing doubt as to our ability to continue as a going concern as a result of recurring losses from operations and there remains an inherent uncertainty in relation to the achievement of forecasted operating cash flows, the ability to raise additional capital as well as renewing short-term credit lines and meeting covenants or obtaining waivers. This report is dated May 6, 2025. Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), which contemplate that we will continue to operate as a going concern. Our consolidated financial statements do not contain any adjustments that might result if we are unable to continue as a going concern. Our ability to continue as a going concern will be determined by our ability to continue generating revenues from our operations, which will enable us to fund our expansion plans and realize our business objectives.

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

We have outstanding indebtedness and the ability to incur more debt. As of December 31, 2024, our total loans and borrowings was €198.5 million, including €9.1 million outstanding under our loan agreement with Banco Santander, S.A. from April 2021 (as described below), €19.4 million outstanding under the BBVA Facility Agreement (as defined below) for a term loan commitment, €14.9 million under the loan agreement with Banco Santander, S.A. from December 2022 (as described below), €35 million under the October 2023 Facility Agreements (as defined below), €15 million under the HSBC Facility Agreement from March 22, 2024 (as described below) and working capital lines amounting to €88.6 million. Some of these loan agreements require that we comply with various affirmative and negative covenants. Refer to Item 5, “Operating and Financial Review and Prospects—Recent Transactions.”

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
•
the technology used, the ability to keep up with advancements, and the obsolescence of the technologies.

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

On February 24, 2022, Russian military forces launched an offensive in Ukraine. Prior to this time, for the year ended December 31, 2021, we had aggregate net sales of €58.9 thousand in Ukraine and Russia. As a result of the conflict, beginning in February 2022, we stopped marketing our products in Russia, and do not intend to pursue new opportunities with customers in that country. Although the length, impact and outcome of the ongoing military conflict is still unpredictable, this conflict could lead to significant market and other disruptions, including significant volatility in commodity prices and supply of energy resources, instability in financial markets, supply chain interruptions, political and social instability, changes in consumer or purchaser preferences as well as an increase in cyberattacks and espionage.

Additionally, as a result of the conflict in Ukraine, governmental authorities in the United States, the European Union and the United Kingdom, among others, launched an expansion of coordinated sanctions and export control measures in the region. Such sanctions and other measures, as well as the existing and potential further responses from Russia or other countries to such sanctions, tensions and military actions, could adversely affect the global economy and financial markets as well as our business, financial condition and results of operations. Our operations could be particularly vulnerable to potential interruptions in the supply of certain critical materials, such as nickel, palladium, semiconductors, and wire harnesses, which are used in assembly of automobiles and/or the assembly of our chargers. Any interruption to the delivery or the availability of these materials could significantly impact our ability to conduct our operations.

In light of the recent developments, the geopolitical landscape has shifted, with the U.S. reconsidering its stance on aid to Ukraine and European nations pushing for a more unified defense strategy. The ongoing diplomatic efforts, including discussions between the U.S. and Russia, could influence global economic conditions and supply chain stability. We are actively monitoring the situation in Ukraine and assessing its impact on our business, including our business partners and customers. To date we have not experienced any material interruptions in our infrastructure, supplies, technology systems or networks needed to support our operations. We have no way to predict the progress or outcome of the conflict, as the conflict, and any resulting government reactions, are developing and beyond our control. The extent and duration of the military action, sanctions and resulting market disruptions could have a substantial impact on the global economy and our business for an unknown period of time.

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

The global economy has recently experienced a period of high inflationary pressures; however, these pressures have begun to ease in 2024. While hostilities in Ukraine or the Middle East could still create some inflationary effects, the overall impact on fuel costs and global supply chains has moderated. In the past, we have been affected by inflation and we may still face adverse impacts if costs for supplies, materials and labor rise again. Additionally, inflation is often accompanied by higher interest rates, which may reduce the consumer or commercial demand for our products, increase the borrowing cost of EVs for consumers, or increase our financing costs. In an inflationary environment, depending on other economic conditions, we may be unable to raise prices enough to keep up with the rate of inflation, which would reduce our profit margin. Increases in the prices of components could negatively affect our margins. Changes in prices are dependent on a number of factors beyond our control, including macroeconomic factors that may affect commodity prices; changes in supply and demand; general economic conditions; significant political events; labor costs; competition; import duties, tariffs, anti‑dumping duties and other similar costs; currency exchange rates and government regulation; and events such as natural disasters and widespread outbreaks of infectious diseases and health pandemics. If we are unable to increase our prices or experience a delay in our ability to increase our prices or to recover such increases in our costs, our business, financial condition and results of operations could be harmed.

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

The increasing adoption of artificial intelligence in our operations presents potential risks, and failure to effectively implement AI could negatively impact our business, financial condition, and operating results.

We are actively assessing the potential integration of artificial intelligence (AI) into our platforms, products, and services while monitoring developments in this rapidly evolving field. However, AI presents a range of challenges, uncertainties, and potential unintended consequences that may affect our ability to adopt and leverage these technologies effectively. Any future implementation of AI may require additional resources, and there is no guarantee that such efforts will deliver meaningful benefits.

The evolving nature of AI, combined with rapid technological advancements and increasing competition, creates uncertainty about how these technologies may impact our industry. Competitors may develop more advanced, efficient, or cost-effective AI-driven solutions, which could affect our market position. Additionally, AI-related regulatory frameworks are still emerging, and new laws or compliance requirements could impose operational constraints, increase costs, or require changes to how AI is utilized. The long-term impact of these regulatory shifts remains uncertain and could influence our strategic decisions.

Furthermore, we may rely on third-party providers that incorporate AI into their products and services, which could limit our oversight and control over these technologies. AI models, whether developed by third parties or potentially adopted in the future, could be subject to errors, biases, or security vulnerabilities, leading to flawed decision-making, operational disruptions, or reputational risks.

Any of these factors, whether related to AI adoption, third-party dependencies, or regulatory developments, could materially and adversely affect our business, financial condition, and operating results.

Our business may be adversely affected if we are unable to obtain patents or otherwise protect our technology and intellectual property from unauthorized use by third parties.

Our success depends, at least in part, on our ability to protect our core technology and intellectual property. To accomplish this, we rely on, and plan to continue relying on, a combination of trade secrets (including know‑how), employee and third‑party nondisclosure agreements, copyright, trademarks, intellectual property licenses and other contractual rights to retain ownership of, and protect, our technology. As of December 31, 2024, we have one granted design patent in the U.S.A. and we have filed: (a) two international patents which are currently in national phase before the relevant authorities and (b) two design patent applications in the USA which are currently under examination by the relevant authorities. Failure to adequately protect our technology and intellectual property could result in competitors offering similar products, potentially resulting in the loss of some of our competitive advantage and a decrease in revenue which would adversely affect our business, prospects, financial condition and operating results.

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

Additionally, existing laws, regulations, standards, and other obligations may be interpreted in new and differing manners in the future, and may be inconsistent among jurisdictions. Future laws, regulations, standards, and other obligations, and changes in the interpretation of existing laws, regulations, standards, and other obligations could result in increased regulation, increased costs of compliance and penalties for non‑compliance, and limitations on data collection, use, disclosure, and transfer for us and our customers. Further, California adopted the

California Consumer Privacy Act (“CCPA”) and the California Attorney General has begun enforcement actions. Further, on November 3, 2020, California voters approved the California Privacy Rights Act (“CPRA”) which amends and expands the CCPA. The costs of compliance with, and other burdens imposed by, laws and regulations relating to privacy, data protection, and information security that are applicable to the businesses of customers may adversely affect ability and willingness to process, handle, store, use, and transmit certain types of information, such as demographic and other personal information.

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

Personal data information is increasingly subject to legislation and regulations in numerous non‑U.S. jurisdictions around the world. We operate in the European Union, where the General Data Protection Regulation 2016/679 (“GDPR”), imposes strict requirements on controllers and processors of personal data. These include higher standards for obtaining consent from individuals to process their personal data, more robust disclosures to individuals, a strong individual rights regime, shortened timelines for data breach notifications and restrictions on the transfer of personal data outside of the European Economic Area.

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

We are required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes‑Oxley Act, which require management to certify financial and other information in our annual reports and provide an annual management report on the effectiveness of control over financial reporting. As a result, we are required to disclose material changes in internal control over financial reporting on an annual basis. To achieve compliance with Section 404, we are engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue taking steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting.

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

As previously reported, in connection with the audits of our consolidated financial statements for each of the years ended December 31, 2023 and 2022, our management and independent registered public accounting firm identified material weaknesses in our internal control over financial reporting as of December 31, 2024, which relates to: (i) lack of sufficient personnel in the finance team with an appropriate level of knowledge and experience in the application of International Financial Reporting Standards (IFRS) in relation to complex accounting transactions, and also in the application of other IFRS matters such as goodwill impairment testing, (ii) IT general controls have not been sufficiently designed or were not operating effectively, including controls over the completeness and accuracy of reports used in controls, and (iii) accounting policies and practices are not designed appropriately to establish an effective structure of internal controls. Thus, policies and procedures specifically with respect to the review, supervision and monitoring of the accounting and reporting functions were not operating effectively and/or documented accordingly. To address these material weaknesses, we have made and continue to make a number of changes to our program and controls as set forth in Item 15, “Controls and Procedures.”

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

Our internal control over financial reporting is currently not effective and as such it could not detect or prevent material errors at a reasonable level of assurance. If we are unable to establish or maintain appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations on a timely basis, result in material misstatements in our consolidated financial statements and adversely affect our operating results. In addition, we are required, pursuant to Section 404 of the Sarbanes Oxley Act (“Section 404”), to furnish a report by our management on, among other things, the effectiveness of our internal control over financial reporting. This assessment is required to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation and testing. Testing and maintaining internal controls may divert our management’s attention from other matters that are important to our business. In addition, pursuant to Section 404, once we are no longer an emerging growth company, we will be required to include in the annual reports that we file with the SEC an attestation report on our internal control over financial reporting issued by our independent registered public accounting firm.

Furthermore, as a public company, we may, during the course of our testing of our internal controls over financial reporting, or during the subsequent auditing by our independent registered public accounting firm, identify deficiencies which would have to be remediated to satisfy the SEC rules for certification of our internal controls over financial reporting. As a consequence, we have to disclose in periodic reports we file with the SEC significant deficiencies or material weaknesses in our system of internal controls. The existence of a material weakness would preclude management from concluding that our internal controls over financial reporting are effective, and would preclude our independent auditors from issuing an unqualified opinion that our internal controls over financial reporting are effective. In addition, disclosures of this type in our SEC reports could cause investors to lose confidence in the accuracy and completeness of our financial reporting and may negatively affect the trading price of Class A Shares, and we could be subject to sanctions or investigations by regulatory authorities. Moreover, effective internal controls are necessary to produce reliable financial reports and to prevent fraud. If we have deficiencies in our disclosure controls and procedures or internal controls over financial reporting, it could negatively impact our business, results of operations and reputation.

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

Our failure to comply with Section 802.01C of the NYSE Listed Company could lead to a potential delisting from the NYSE

On November 21, 2024 the company received a notification from the NYSE that it is not in compliance with Section 802.01C of the NYSE Listed Company Manuel. This is because the average closing price of the Company's Class A ordinary shares (the ''Class A Shares") was less than $1.00 over a consecutive 30 trading-day period. On December 2, 2024, the Company notified the NYSE that it intends to cure the share price deficiency and to regain compliance with the NYSE continued listing standards. The company can regain compliance at any time within six-month period following receipt of the NYSE notice if, on the last trading day of any calendar month during the cure period the Company has a closing share price of at least $1.00 and an average closing share price of at least $1.00 over the 30 trading-day period ending on the last trading day of that month.

The company intends to consider all available alternatives to cure the share price non-compliance to return to compliance with the NYSE continued listing standards. The notice does not affect its normal course of its business operations and has no immediate impact on the listing of the Class A Shares, which continue to be listed and traded on the NYSE during this period, subject to the Company's compliance with the other applicable NYSE listing standards.

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
•
changes in the estimation of the future size and growth rate of our markets; and
•
general economic, industry and market conditions, including, for example, the effects of recession or slow economic growth in the U.S. and abroad, interest rates, fuel prices, international currency fluctuations, corruption, political instability, acts of war, including the Russia/Ukraine conflict or public health crises.

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

For example, in April 2023, we entered into the Equity Distribution Agreement (as defined below), pursuant to which we established an at-the-market program allowing certain banks, acting as our sales agents, to sell, from time to time, up to an aggregate of $100.0 million Class A Shares in sales made by any method permitted that is deemed an “at the market offering” as defined in Rule 415(a)(4) under the Securities Act, or, in negotiated transactions or block transactions. Additionally, during 2024, we consummated a private placement transaction and issued 36,334,277 Class A Shares and during 2023 we consummated multiple private placement transactions and issued an aggregate of

29,193,089 Class A Shares. Refer to Item 5, “Operating and Financial Review and Prospects—B.Liquidity and Capital Resources—Sources of Liquidity.”

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

The dual class structure of Shares has the effect of concentrating voting control with certain of our shareholders and limiting our other shareholders’ ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of Class A Shares may view as beneficial.

Class B Shares have ten (10) votes per share, while Class A Shares have one (1) vote per share. Our co‑founders, Enric Asunción Escorsa and Eduard Castañeda, own all of the Class B Shares and collectively control approximately 38% of the voting power of our capital stock. Even though our co‑founders are not party to any agreement that requires them to vote together, they may have interests that differ from those of our other shareholders and may vote in a way with which our other shareholders disagree and which may be adverse to their interests.

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

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2025. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms including financial statements prepared in accordance with generally accepted accounting principles in the United States of America, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors, and principal shareholders will become subject to the short‑swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the NYSE. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

We are an “emerging growth company” and you cannot be certain whether the reduced disclosure requirements applicable to emerging growth companies will make Class A Shares less attractive to investors.

We are an emerging growth company (“EGC”) as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not EGCs, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes‑Oxley Act, reduced disclosure obligations regarding executive compensation in periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Investors may find the common stock less attractive because we will continue to rely on these exemptions. If some investors find the common stock less attractive as a result, there may be a less active trading market for the Class A Shares, and the stock price may be more volatile.

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

We are organized and existing under the laws of the Netherlands, and, as such, the rights of our shareholders and the civil liability of our directors and executive officers are governed in certain respects by the laws of the Netherlands. The ability of our shareholders in certain countries other than the Netherlands to bring an action against us, our directors and executive officers may be limited under applicable law. In addition, substantially most of our assets are located outside the United States. As a result, it may not be possible for shareholders to effect service of process within the United States upon us or our directors and executive officers or to enforce judgments against us or them in U.S. courts, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States. In addition, it is not clear whether a Dutch court would impose civil liability on us or any of our directors and executive officers in an original action based solely upon the federal securities laws of the United States brought in a court of competent jurisdiction in the Netherlands.

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

Both Spanish and Dutch dividend withholding tax may have to be withheld in case of distributions to unidentified shareholders.

As noted above under “—Risks Related to Class A Shares—we do not expect to pay any dividends in the foreseeable future,” we do not expect to distribute dividends in the foreseeable future. However, should that happen, the Netherlands will not ‑ regardless of the fact that we are intended to be a tax resident of Spain on the grounds of our place of effective management ‑ be prevented from levying Dutch dividend withholding tax if we distribute profits to Dutch resident shareholders and to non‑Dutch resident shareholders that have a permanent establishment in the Netherlands to which their respective shareholding is attributable. In order to avoid levying Dutch dividend withholding tax on such future dividend distributions, we may set up procedures to identify our shareholders, in order to assess whether there are Shareholders in respect of which Dutch dividend withholding tax may have to be withheld. If the identification cannot be made upon the payment of a distribution, both Spanish and Dutch dividend withholding tax may have to be withheld on payments made to our shareholders that fail to provide us, on a timely basis, with the information that maay be required in order to prevent the applicability of Dutch dividend withholding taxes. Likewise, there is no guarantee that the procedure that we may put in place to identify our shareholders (which shall be required in order to assess the applicability of both Spanish and Dutch withholding taxes) will be fully effective.

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

(1)
Intelligent Solutions (Acquired in February 2020): We believe Intelligent Solutions was one of the largest distributors of intelligent charging solutions in Northern Europe, with an extensive partner network of car dealers, installers, and utility companies in Norway, Sweden, Finland, and Denmark. Headquartered in Stavanger, Norway, Intelligent Solutions offers a variety of services from hardware to installation service and technical support. We believe this acquisition was a key component in our strategy to expand our business in Northern Europe.
(2)
Electromaps (Acquired in September 2020): We believe Electromaps is a leading digital platform for accessing free and paid for electric charging points in southern Europe. The app provides its almost 1 million registered users access to the charging points and ability to make payments directly from their mobile phone, unifying the entire charging infrastructure and improving the electric vehicle driving experience. Through this acquisition, we took our first step into the public electric charging space and plan to continue to foster innovation on the Electromaps platform.
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

Our smart charging product portfolio includes Level 2 alternating current (“AC”) chargers (“Pulsar Plus”, “Pulsar Max”, “Pulsar Pro”, “eM4”, and “eMC”) for home and business applications, and direct current (“DC”) fast chargers (“Supernova” and “Hypernova”) for public applications. We also offer the world’s first bi‑directional DC charger for the home (“Quasar”), which allows users to both charge their electric vehicle and use the energy from the car’s battery to power their home or business, or send stored energy back to the grid. Our proprietary residential and business software “myWallbox” gives users and charge point owners complete control over their private charging and energy management activities. Meanwhile, our dedicated semi‑public and public charging software platform, “Electromaps” enables drivers to locate and transact with all public charging stations registered to its brand‑agnostic charger database and also allows charge point operators to manage their public charging stations at scale.

As of December 31, 2024, we had offices across three continents and sold over 1 million chargers across more than 120 countries. Our products are currently manufactured in Spain, Germany and the U.S. We remain committed to increasing our worldwide presence and believe the EV market will continue to grow as the market continues to mature with new EV offerings, continuous roll-out of charging infrastructure and stricter emissions target in specific regions with the aim of reducing CO2.

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

In 2019, as EVs started to become widely adopted and the demand for parking spaces with EV-charging solutions increased, we added the Copper charger to our AC charging portfolio and launched a second generation of our Pulsar and Commander chargers. This new generation of semi-public chargers included multi-user capabilities for fleets, offices, and condominiums, including local load balancing, power sharing, security-locking and payment options for monthly individual invoices, among others.

Also in 2019, we launched our first DC bidirectional charger, Quasar. Quasar is designed to enable users to make flexible use of the energy saved in the battery and discharge the EV battery during peak hours when energy costs are high, sell it back to the grid where regulations allow or discharge the energy stored in their vehicle to power their home during outages. Moreover, Quasar is intended to allow EV owners to self-consume clean energy by using solar surpluses or other renewable sources. This innovative system provides users a way to store excess energy in their vehicles when it is not fully utilized by their homes. We believe that Quasar is a compact, affordable and easy-to-use product that is revolutionizing home charging and energy management. In January 2022, we introduced Quasar 2, our newest bi-directional DC charger specifically intended for the US and European markets and compliant with Combined Charging System (“CCS”) standards. CCS standards are most common in European, whereas Quasar 1 leveraged CHAdeMO charging systems, most used in Asian branded vehicles.

We believe the demand for public charging will continue to grow with the overall EV market. As EVs become less expensive and may therefore penetrate a broader customer demographic, including those who are less likely to own a private parking space, the need for public charging facilities will be further heightened. We aim to address this demand through our first DC fast charger for public use, Supernova. Supernova, which we first introduced in late 2020, is a DC fast charger to be used in semi-public and public environments. The first generation version is designed to be able to charge at speeds of 60 kW. With the latest generation version, Supernova is able to charge at speeds of 220 kW. Supernova offers an internal design, with six independent power modules, makes it reliable, light and easy to install and service.

Expanding its product portfolio for the DC fast charging space, we announced Hypernova at the IAA Mobility fair in 2021. Hypernova is designed to deliver up to 400 kW that allows it to fully charge an electric car in the time it takes to make a rest stop. It also employs advanced software to allow it to optimize available power and adapt to the number of EVs connected, making it an attractive option for public charging along highways and national road networks.

Our offering of public charging solutions is complemented through Electromaps, an online platform that enables users to find publicly available charging ports and pay for their use. The data obtained through this platform is highly valuable to us, given it allows us to monitor public charging trends and analyse potential opportunities for the future deployment of Supernova.

In October 2023, we announced the acquisition of ABL, a recognized company in EV charging solutions in Germany, the largest EV market in Europe. Wallbox and ABL have a combined number of over one million EV chargers installed worldwide. This transaction is aimed at accelerating our commercial business plan by enhancing our product and certification portfolio, reduce operational risk through reduced capital expenditures and research and development costs, and leverage ABL’s in-house component manufacturing. Refer to Item 5, “Operating and Financial Review and Prospects—Recent Transactions.”

During 2024, we have commenced the global roll-out of the Pulsar Pro, which is designed for commercial and multifamily residential use. The charger is equipped with RFID integration, different connectivity options and ISO 15118 readiness ensuring secure and future-ready charging capabilities. As part of the Pulsar Pro product family we have also introduced the Pulsar Pro Socket.

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

Home & Business

•
EV Charging Hardware:
•
Pulsar Plus, Pulsar Plus Socket, Pulsar Max, Pulsar Max Socket, Pulsar Pro, and Pulsar Pro Socket: AC smart chargers for individual homes or shared spaces with a charging capacity of up to 22 kW. Their key characteristics include Wi-Fi, 4G and Bluetooth connectivity, the smart features available on the Wallbox app, and compatibility with OCPP communication protocols.

•
Quasar 2: DC bi-directional charger for home-use that allows users to charge and discharge their electric vehicle, enabling them to use their car battery to power their home or sell energy back to the grid. Its V2H (vehicle-to-home) and V2G (vehicle-to-grid) functionalities turn the EV into a powerful energy source. Quasar 2 has a charging capacity of up to 12 kW and a CCS charging cable. Its key characteristics include 4G, Wi-Fi, Ethernet and Bluetooth connectivity, and the smart features available on the Wallbox app. In 2022, we introduced Quasar 2, our newest bi-directional DC charger specifically intended for the US and European markets and compliant with CCS standards. In January 2025, we received the U.S product certification from UL solutions for the Quasar 2.

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
▪
Schedules that take advantage of off-peak utility rates
▪
Power Sharing, that allows connecting multiple chargers to the same electrical circuit and balances the power distribution based on each vehicle’s need for power
▪
Dynamic Power Sharing, that measures the live energy usage at home or in the building and automatically adjusts the charge to all connected EVs in harmony with the local grid’s capacity, avoiding blackouts and costly energy bills.

Public EV Charging Hardware

•
Supernova: DC fast charger equipment designed for public use provides 60 to 220 kW of charging capacity, providing drivers more than 100 miles of range in 10 min. Offering a charging experience in the segment with a competitive cost, Supernova was created to satisfy both EV drivers and charge point operators. Due to its innovative modular design, using six power modules, has shown to be more reliable and efficient, yet significantly lighter than other comparable public chargers, making it easier to transport, install and maintain. A wide array of sensors, real-time data and round-the-clock connectivity can allow for efficient remote and on-site maintenance, reducing costs and simplifying planning and operations. Available with different charging cables, OCPP compatibility and over-the-air software updates, Supernova can easily integrate to any existing charging network and charge any present and future electric vehicle. Supernova offers drivers a seamless charging experience through its interactive lighting system, 10 inch Touchscreen, RFID reader, multiple payment options and wheelchair accessibility. Chargepoint operators can also leverage a custom branding program, wrapping the chargers in their unique logos and color palettes. In addition, chargepoint operators can make use of adjacent services and solutions such as Sirius Energy Intelligence, to optimize available power between the chargers, Wallbox Care Program, for maintenance and extended warranty, and battery energy storage systems, through our partnership with Pramac. In 2024, Wallbox started to sell the UL certified Supernova in North America and announced that we have obtained the Germany's Eichrecht certification for Supernova.

•
In addition to the Supernova product, which is currently available, Wallbox has other DC fast charging solutions under development including the Hypernova. The Hypernova concept is a distributed charging system with several dispensers with a centralized power system up to 600kW. In the current design proposal, this future DC fast charging solution can deliver up to 400 kW per dispenser that allows it to fully charge an electric car in under 15 minutes, or the approximate time it takes to make a rest stop, making it ideal for public charging along highways and transcontinental road networks. The Hypernova design, which is still subject to change, is expect to have additional features including integrated cable management, and several authentication and payment options accepted worldwide.

•
EV Charging Software
•
Electromaps: Hardware-agnostic e-mobility service provider (eMSP) and charger management software with close to 1 million registered users which are connected close to 500,000 charge points worldwide as of December 31, 2024 and enables users to find publicly available charging ports. In addition, we have established partnerships in Europe with operators of charging points that allow users to pay for their charging directly via Electromaps. We intend to extend these relationships with charging operators outside of Europe and enable this payment feature globally.

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

•
Building Energy Management Software
•
Sirius is an energy management solution that is designed to seamlessly integrate the electric grid with solar, on-site batteries and other renewable energy sources. Sirius is capable of managing various energy sources and can automatically choose the greenest or less expensive one available to meet the building’s demand, as well as storing energy surpluses in EVs or battery walls plugged to the system. With its automated intelligence, Sirius is designed to increase a building’s renewable energy consumption significantly. It is also designed to help solve one of the biggest challenges of large-scale use of most green energy sources: its weather-dependent availability, which often results in supply/demand imbalances and consumption inefficiencies. Sirius is created for creating savings and reducing the carbon emissions impact from our Headquarters in Barcelona. During 2024, 495.8 MWh of the building’s consumption was renewable energy produced by our 425 kW solar installation, composed by 937 panels. Sirius managed to use most of the excess solar energy produced due to Quasar, our bidirectional chargers that allow Sirius to store energy on our fleet of 7 Nissan LEAF cars and the 560 kWh stationary battery available on-site. Because Sirius’ intelligence is designed to select the best time to charge from the grid (i.e. when less expensive) or when to use stored solar energy, the system saves approximately 40% of the annual energy bill.

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
•
EV charging cables: Cables with Type 2 to Type 2 and Type 2 to Type 1 connectors, available in lengths of 5m and 7m, ensuring compatibility with every electric vehicle.
•
Pedestals: Standard, Onyx and Eiffel pedestals are free standing mounting solutions that provide an alternative solution to hanging chargers on the wall.
•
RFID cards: Identification cards allow secure shared access to the chargers. Chargers with an RFID reader can be unlocked by approaching a card to it. RFID cards are compatible with Pulsar Pro, and Quasar.
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

Manufacturing and Sources and Availability of Raw Materials

We design and manufacture our products in‑house across our factories. We opened our factory in Barcelona, Spain (Zona Franca) in December 2021. We opened a factory in the U.S. in Arlington, Texas in October 2022 to service the North American EV charging market. All chargers manufactured in our facilities are certified to be sold across North America, Europe, Latin America and the APAC region.

On November, 2, 2023, we added two new production facilities to the other two existing facilities through our acquisition of ABL assets, with one facility in Nürnberg, Germany (Lauf an der Pegnitz) and other in Tangier, Morocco.

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

Customers and Strategic Partnerships

We have established and maintain strong long‑term relationships with a broad range of partners in order to broaden our sales channels across a wide range of customers and geographies. Some of the key types of partners we seek to work with include automotive manufacturers, utility companies, distributors, resellers, installers, enterprises, and eCommerce companies. Some of the key clients we have previously worked with include automotive OEMs and dealerships, energy companies, value‑added distributors and resellers, installers, enterprises, and e‑commerce.

Of these companies, a significant portion of our revenues in the year ended December 31, 2024, come from utility companies, such as Iberdrola, Florida Power & Light Company, Generac Power Systems, and COPEC. We have a longstanding partnership with Iberdrola, a large multinational electric utility and one of our largest institutional investors. In July 2020, Iberdrola entered into a non‑binding letter of intent with us expressing its interest in purchasing 6,500 Supernova chargers through 2022. During 2022, Iberdrola expressed an interest in increasing their order from 6,500 Supernovas to 10,000 public chargers, adding our ultra‑fast powered charger Hypernova. For additional information, please refer to Item 7, “Major Shareholders and Related Party Transactions-–Related Party Transactions.” We intend to leverage our partnership with Iberdrola to assist with global expansion and accelerate the market entrance of our Supernova product.

The majority of our sales during the year ended December 31, 2024 were generated through distributors, resellers, and installers such as Free2Move, Pluginvest, Libra Energy, Osprey, Rexel International, and Platt Electric Supply. Lastly, a smaller portion of our sales during 2024 were from direct sales, split almost evenly between sales to enterprises and e‑commerce sales made directly through our website or via Amazon.

Go‑to‑Market Strategy

Our product focus follows the user. Given that more than 70% of EV charging happens at home, we predominantly focus on home and business solutions, but we sold our first units of Supernova for public charging in the first quarter of 2022.

One of the many ways in which we differentiate ourselves in the EV charging market is the consumer‑focused approach of our product offering. Unlike many of the more traditional industrial‑centric EV charging products, we place a particular focus on compact and appealing product designs and ease‑of‑use for the customers across their whole product experience from purchase to installation to usage.

We sell our EV charging solutions through various channels. The most logical point of sale of a charger is at automotive OEMs and utility companies. We have built and maintain an ecosystem of partner channels including, installers, resellers and value‑add distributors. Additionally, we also sell directly to enterprises and end consumers through e‑commerce sales.

We offer customer purchasing experience across all our channels:

•
Own channels ‑ Customers can purchase the charger and installation as a bundle with delivery within 48 hours. Customers can also pay in installments.
•
Partner channels ‑ We provide marketing materials, training and support to our partners to improve sales.

Home & Business Go‑to‑Market Strategy:

We sell EV charging solutions in over 120 countries as of December 31, 2024 and have successfully penetrated several markets that previously had limited EV charging presence.

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

Public Go‑To‑Market Strategy:

We began the roll‑out of our first public charger, Supernova, in the first half of 2022 and intend to expand this growth through a two‑phase approach:

•
Partnerships with utilities and local distributors: Given that public chargers will be directly connected to the public grid, we intend to develop strategic agreements with local utilities and their corresponding distributors to carry out the installation of the Supernova. We have already made significant progress on this phase, successfully expanding our collaboration with some of the world's largest utility companies, such as Iberdrola, Ignitis, Atlante, Osprey, Free2Move and Pluginvest.
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

Europe

The European EV charging market is characterized as fragmented. There are many small and local players, with only a limited number of parties having sufficient scale and funding to be competitive in the long term. The European market is important as it is expected to grow rapidly, following leading European markets such as Norway and the Netherlands. Even though there are many local parties with a solution, we believe we offer more stylish, compact, lighter, and feature‑rich products, which is appealing for residential charging and caters to the entire continent. In addition to the superior charging solutions and important energy management capabilities, we believe we are well‑positioned in Europe with local offices in several countries complemented by a European‑wide partnership with installers, OEMs, and distributor, as well as the ABL business in Germany.

North America

Although the North American market is still in development from an EV penetration perspective, it is an important market for us to position ourselves early. Namely, as one of the largest automobile markets globally, we believe the North American market has a significant sales volume potential as EV sales are expected to increase steadily. From a competitive perspective, the North American market has high barriers to entry due to strict certification and validation requirements. Therefore, this market differs from Europe as the market is less fragmented with only a few large players: a dynamic that we see as ripe for disruption. With our residential offering, we believe we are well‑positioned to gain market share as we can capitalize well on the consumer‑driven characteristics of this market. Also, we opened a manufacturing facility in October 2022 to produce and distribute Pulsar Plus to the North American market. In 2024, we have also started to offer our public charging solution, the Supernova UL, in the North America market. This opens up a new segment which we believe has a lot of potential.

APAC

The APAC market is expected to continue to be one of the leading EV charging markets in the coming years. China is currently, by far, the leader in EV sales and in the installation of public charging infrastructure. Yet, similar to the European market, the rest of APAC market can be characterized as a highly fragmented market with less than a handful of players that have gained significant scale in the industry. From a technology and pricing perspective, the EV charging solutions are cost‑competitive as they can be manufactured at a lower cost point. However, the charge points in the APAC region tend to have inferior technology in terms of quality, functionalities, capabilities or lack certification standards to operate in other regions. With our innovative, advanced, smart, and seamlessly connected EV charging solution technology with easy‑to‑use functionalities and embedded software, we have developed a differentiated solution for the APAC market. In addition, we have bolstered our position with an office in Shanghai covering China and APAC regions and a new subsidiary in Shanghai after the acquisition of ABL business.

For a breakdown of total revenues for the principal markets where we compete, please refer to Note 7. “Operating Segments,” within our consolidated financial statements included elsewhere in this Annual Report.

Competitive Strengths

Strong global brand

We have built a brand by taking a very consumer centric approach. We do not white label our products, which we believe allows us to maintain attractive margins and create a recognizable brand. Our award winning product portfolio is third‑party validated by highly regarded international trade organizations, including ADI Delta Awards (2024), Winner of The smarter E AWARD (2023), Winner of European Product Design (2023), Winner of Reddot Product Award (2022), Winner of iF Design Product Award (2022), Winner of Good Design (2021), Best of CES (2020), and Fast World Changing Ideas finalist (2020) amongst others. Our portfolio extends worldwide, demonstrating our ability and speed to adapt and meet the different regulations across regions as well as across segments, providing the same customer centric approach across all use cases, whether at home, work or in public locations. We believe customers can find a Wallbox charger that fits their needs. This effort has led to partnerships with well-recognized brands such as Costco, Kia, Free2Move and Generac to provide our products and services.

Large global total addressable market

We believe the EV market is at an inflection point and is experiencing substantial growth. Mass EV adoption translates to significant charging infrastructure growth. Despite dampened sentiments in EV markets and slower growth the recent years, the growth of the global EV market remained solid with 25% year-over-year growth in 2024 according to Rho Motion. We believe that the EV charging market continues to be a large opportunity with more than 230 million chargers to be sold between 2025 and 2035. This total is dominated by home chargers, with more than 165 million chargers expected to be sold in the same time period and accounting for 71% of the total chargers sales. In addition to these, it is projected that there will be 16 million public chargers, 42 million work place chargers and 10 million depot chargers to be sold during this period. Over $800 billion of cumulative investment would be needed to install all of these chargers. We believe we are positioned to capture and control a large share of this market by leveraging smart charging technology to enable mass EV adoption, fast time to market and robust supply chain to meet demand, global operations and local certifications.

Full‑service technology provider

We have a full suite of EV charging solutions spanning proprietary hardware, software, and services for domestic, business and public charging. Our enterprise grade software platform seamlessly connects across all of the chargers. As of December 31, 2024, through myWallbox, we have managed over 113 million charging sessions and over 2,2622 GWh charged. Additionally, we believe we offer the most innovative features on the market, such as Bluetooth, PV match, gesture control, facial recognition, V2H/V2G, which allows us to maintain high margins.

Powerful business model

Historically we have achieved strong revenue growth, which we attribute to our scalable business model and our having successfully implemented our sales strategy into new geographies. Our in‑house design and manufacturing capability enables us to have very fast development cycles, adapt to the ever‑changing global supply chain and never run out of stock. In‑house certification allows us to expand to new countries and adapt to new local requirements.

Truly global business with strong blue‑chip customers

We serve a variety of customers and have established channel distribution in more than 120 countries as of December 31, 2024. Customers include automotive manufacturers, utility companies, resellers, distributors and installers. We also sell direct to consumers via enterprise or e‑commerce sales through our website or via Amazon.

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

Founder‑led company, experienced management team and high‑profile investors

We are led by a management team with expertise across technology, energy, industrial and financial organizations. As of December 31, 2024, we had a team of over 905 individuals, which consisted of mostly software and hardware engineers and a global salesforce. Since the Company’s founding in 2015, we have been able to demonstrate our capabilities in expanding the EV charging business in Europe, North America and Asia. We are backed by global leading strategic and financial investors, including Iberdrola and Generac.

Growth Strategies

We believe our scalable business model will enable us to continue to outperform the growth of the broader EV charging market. We intend to achieve this growth by focusing on the following strategies:

•
Continue our global expansion: We intend to continue to expand beyond the more than 120 countries (as of December 31, 2024) where we currently sell locally‑certified products by increasing our presence in the core EV markets, and penetrating rapidly developing markets such as APAC and Eastern Europe.
•
Launch new technologies: We plan to continue to update our product portfolio to include the latest and energy efficient technology—as we have done with the Pulsar Pro and Pulsar Socket product line (upgrades from Pulsar). Additionally, we expect to launch complimentary energy management software features and innovative hardware products, such as ultra‑fast powered (400kW) chargers.

•
Provide all‑in‑one energy solutions with the charger at the center: Our goal is to unlock the full potential of every EV. There are already several countries (UK, Australia, and Germany amongst others) where we have established partnerships with utilities and energy distributors. These partnerships enable users to connect directly to the grid, “vehicle‑to‑grid” (V2G), allowing them to sell their excess energy. V2G connectivity gives rise to a broad set of energy functionalities that we expect to launch to redefine the future of charging; energy technology will only get smarter, and we intend to spearhead this movement.

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

As of December 31, 2024, we have one (1) granted design patent in the U.S.A. and we have filed: (a) two (2) international patents which are currently in national phase before the relevant authorities and (b) two (2) design patent applications in the USA which are currently under examination by the relevant authorities. Additionally, with the ABL purchase we enhanced our intellectual property portfolio acquiring the certification of the German EV charging calibration-law (Eichrecht). We continue to regularly assess opportunities for seeking patent protection for those aspects of our technology, designs and methodologies that we believe provide a meaningful competitive advantage.

We intend to continue to regularly assess opportunities for seeking patent protection for those aspects of our technology, designs and methodologies that we believe provide a meaningful competitive advantage. If we are unable to do so, our ability to protect our intellectual property or prevent others from infringing our proprietary rights may be impaired.

Government Regulation

Product Certifications

Throughout the world, electrical appliances are subject to various mandatory and voluntary standards, including requirements in some jurisdictions, including the United States, that products be listed by Underwriters’ Laboratories, Inc. (“UL”) or other NTRL laboratory. In the United States, we are required to undergo certification and testing of compliance with UL standards, as well as other national and industry specific standards. We endeavor to have our products designed to meet the certification requirements of, and to be certified in, each of the jurisdictions in which they are sold. We provide many of our certifications in‑house depending on the local requirements; although, the requirements for certification vary from jurisdiction to jurisdiction and may require third party certifications in certain jurisdictions.

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

D.
Property, Plant and Equipment

Our Facilities

We design and manufacture our products in‑house across our leased factories located in Barcelona, Spain (Zona Franca) which has an estimated production capacity of approximately 624 thousand chargers per year, Arlington, Texas which has an estimated production capacity of approximately 283 thousand chargers per year, Nürnberg, Germany (Lauf an der Pegnitz) which has an estimated production capacity of approximately 302 thousand chargers per year and approximately 20,100 thousand of connectivity components per year and Tangier, Morocco where we produce components for the charger's production. In addition, the Group has a facility to manufacture printed circuit boards ("pcb") in Sant Boi de Llobregat, Barcelona, Spain which has an estimated production capacity of approximately 660 thousand pcb's per year. All chargers manufactured across our facilities are certified to be sold across the United States, the European Union and APAC Region including China.

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

(1)
Intelligent Solutions (controlling interest acquired in February 2020): Intelligent Solutions was one of the largest distributors of intelligent charging solutions in Northern Europe, with an extensive partner network of car dealers, installers, and utility companies in Norway, Sweden, Finland, and Denmark. Headquartered in Stavanger, Norway, Intelligent Solutions offers a variety of services from hardware to installation service and technical support. We believe this acquisition was a key component in our strategy to expand our business in Northern Europe.
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
(5)
ABL business (acquired in November 2023): ABL business was a pioneer in EV charging solutions in Germany, the largest EV market in Europe. We acquired the operations, personnel and assets (which constitute a business) of ABL, which acquisition also included ABL’s ownership in each of ABL Morocco S.A., which owns a production facility in Tangier, Morocco, ABL (Shanghai) Co. Ltd, and ABL Nederland B.V. The total consideration for this transaction was €14.6 million, consisting of €10.1 million up front cash payment in 2023 with the balance of €4.5 million paid in several installments during 2024. During the last year, the initial strategic advantages of this transaction have been leveraged as cross-selling activities, co-development of products, and operational integration are well underway. One example of these milestones, is the introduction of the Eichrecht certified Supernova DC fast charger. This certification is crucial for any company looking to sell chargers designed for the public segment in Germany.

In connection with the acquisition, on December 15, 2023, Wall Box Chargers entered into an investment and shareholders’ agreement with Greenmobility invest 2 GmbH (a German limited liability company (“GI2”), the majority indirect shareholders of ABL), pursuant to which GI2 acquired a 25.1% interest in the share capital of ABL for an aggregate capital contribution of €8.4 thousand. The Investment and Shareholders’ Agreement provides for a put and call option for GI2 and WBX SLU. The Investment and Shareholders’ Agreement is governed by German law. As a consequence of ABL Gmbh not achieving the conditions for executing the aforementioned put and call, Wallbox does not have an obligation to acquire the 25.1% interest in the share capital of ABL and has decided to not execute the option.

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

On December 13, 2023, we closed a private placement of Class A Shares, pursuant to which we sold 10,360,657 Class A Shares for aggregate gross proceeds of $31.6 million (€29.3 million) to certain existing investors and Generac Power Systems, Inc (“Generac”) at a price of $3.05 per share. Pursuant to the registration rights we agreed to as part of the private placement, we filed a registration statement for the resale of the Class A Shares purchased in the private placement on January 12, 2024. Concurrently with the closing of the transaction several agreements have been entered into by the Company:

(a) a letter agreement between Generac and the Company, pursuant to which Generac has the following rights: (i) a first right of refusal to purchase or subscribe for any securities, including equity, equity-linked or debt securities or assets that the Company may propose to issue or sell to certain of Generac’s competitors; and (ii) for as long as Generac and its affiliates collectively own at least 3% of the Company’s outstanding share capital: (1) preemptive rights to participate with respect to certain future equity offerings by the Company, to the extent Generac does not have substantially similar antidilution protections in the organizational or charter documents of the Company; and (2) Company shall obtain the consent of Generac prior to approve any changes the Company may propose that adversely affect the rights of Class A Shares; and

(b) a letter agreement between Kariega Ventures, S.L., a major shareholder of the Company, which is controlled by Mr. Asunción, and the Company, pursuant to which Kariega Ventures, S.L., and the Company will agree to take best efforts to support the election of the director nominee set forth by Generac pursuant to its director nomination rights, which director nomination rights Generac shall have for so long as it, together with its affiliates, collectively own at least 3% of the Company’s outstanding share capital.

On August 5, 2024, we closed a private placement of Class A Shares, pursuant to which we sold 36,334,277 Class A Shares for aggregate gross proceeds of $45 million (€ 41.4 million) to certain existing investors and strategic partners at a price of $1.24 per share. Pursuant to the registration rights we agreed to as part of the private placement, we filed a registration statement for the resale of the Class A Shares purchased in the private placement on September 5, 2024.

On February 21, 2025, we closed a private placement of Class A Shares, pursuant to which we sold 26,707,142 Class A Shares for aggregate gross proceeds of $9.9 million (€ 9.4 million) to certain existing investors and strategic partners at a price of $0.37 per share.

BBVA Facility and Warrant Agreement

On February 9, 2023 (the “BBVA Facility Closing Date”), Wallbox, as guarantor, and its wholly‑owned direct Spanish subsidiary, Wall Box Chargers, S.L.U., as borrower (Wall Box Chargers) entered into a Facility Agreement (the “BBVA Facility Agreement”) with Banco Bilbao Vizcaya Argentaria S.A. (“BBVA”). The BBVA Facility Agreement provides for an aggregate term loan commitment of €25.0 million (the “BBVA Facility”), which amount was fully drawn down on the BBVA Facility Closing Date and for which we received an amount of €24.6 million after the deduction of fees and expenses. Related to this loan, on November 11, 2024, Wall Box Chargers, S.L.U., as borrower, signed an agreement with the BBVA which included a grace period of 18 months from the last installment payment and without variation of any other terms of the initial agreement. See details in “Framework Agreement caption.

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

Syndicated Loan

On October 16, 2023, we, our wholly owned subsidiary, Wallbox USA, Inc. (“Wallbox USA”), and Wall Box Chargers, entered into agreements (the “October 2023 Facility Agreements”) that provide for: (i) a syndicated loan with Instituto de Crédito Oficial E.P.E., Institut Català de Finances, Mora Banc Grup SA and EBN Banco de Negocios, S.A. (“EBN Banco”) as funding entities, EBN Banco as coordinating entity and agent, Wallbox Spain as borrower and Wallbox USA and Wallbox as guarantors; and (ii) a loan with Compañía Española de Financiación Del Desarrollo COFIDES, S.A., S.M.E., as funding entity, EBN Banco as coordinating entity, Wallbox USA as borrower and Wallbox Spain and Wallbox as guarantors. The October 2023 Facility Agreements provide for an aggregate term loan commitment of €35.0 million (the “October 2023 Term Loan”), which aggregate amount was elected to be drawn on October 14, 2023. As of December 31, 2024, we had €35.0 million of borrowings outstanding under the October 2023 Term Loan. We intend to use €30.0 million of the proceeds for investments in manufacturing lines at our charger manufacturing plants in Barcelona and for the development of energy management software and €5.0 million of the proceeds to expand our plant and assembly lines in the United States.

Principal outstanding under the October 2023 Term Loan accrues interest on a daily basis at a rate equal to three-month EURIBOR plus an amount equal to 3.25% per annum, provided that, the October 2023 Facility Agreements also include sustainability-linked pricing adjustments and, as to Facility Agreement 2, pricing adjustments related to sales in the United States. This loan will be secured by the property assets that are acquired in Barcelona with the proceeds under the October 2023 Term Loan, the bank accounts related to the October 2023 Facility Agreements and the credit rights under the insurance agreements related to the property assets to be secured. The October 2023 Term Loan matures on the fifth anniversary of October 16, 2023. The relevant borrower is permitted to prepay the October 2023 Term Loan in whole or in part upon notice thereof in accordance with the terms of the October 2023 Facility Agreements. The October 2023 Facility Agreements also contain covenants that require, based on our audited consolidated financial statements, a total debt to equity ratio ranging from 2.00x or less in 2023 to 1.20x or less in 2026 and thereafter, and a net debt to equity ratio ranging from 1.40x or less in 2023 to 0.90x or less in 2026 and thereafter, as well as other affirmative and negative covenants and customary events of default. As of December 31, 2024, we are not in compliance with these financial covenants, however, we have obtained a waiver issued by the bank. Additionally, on April 8, 2025, as part of the Framework agreement explained below, the Group reached an agreement under which the financial covenants have been amended as follows: a total debt to equity ration of 2.70x or less in 2025, 3.20x or less in 2026 and 2.70x in 2027 and thereafter, and a net debt to equity ratio of 2.10x or less in 2025, 2.40x or less in 2026 and 2.00x in 2027 and thereafter.

HSBC Facility Agreement

On March 22, 2024, Wallbox and Wallbox USA Inc, as guarantors, and its wholly‑owned direct Spanish subsidiary, Wall Box Chargers, S.L.U., as borrower (“Wall Box Chargers”) entered into a Facility Agreement with Hong Kong and Shanghai Banking Corporation Limited (“HSBC”). The HSBC Facility Agreement provides for an Asset Based Lending commitment of €15.0 million (the “ HSBC Facility”). As of December 31, 2024, we had €15.0 million of borrowings outstanding under the HSBC Facility. The HSBC Facility is secured by certain stock rights valued at Euros 15 million. The HSBC Facility matures on the third anniversary of the HSBC Facility Closing Date. Wall Box Chargers is permitted to prepay the HSBC Facility in whole or in part upon notice thereof in accordance with the terms of the HSBC Facility Agreement. Upon an event of default specified in the HSBC Facility Agreement, the HSBC Facility may become due and payable in full upon provision of notice thereof in accordance with the terms of the HSBC Facility Agreement. The HSBC Facility Agreement contains affirmative and negative covenants, including without limitation a minimum cash requirement and restrictions on incurrence of additional debt, liens or fundamental changes. The HSBC Facility Agreement also contains financial covenants regarding maintenance as of the end of each closing month of a minimum of Current Ratio (Current Assets/Current liabilities) calculated with some exclusions, of 1.25 and a minimum Inventory Turnover of 400 days. The HSBC Facility Agreement is governed by Spanish law. On December 31, 2024 we obtained a waiver issued by HSBC regarding the compliance with the covenants under the agreements governing our indebtedness. This waiver sets new covenant levels. On January 30, 2025, we signed an amendment on the initial agreement setting the covenant range of the current ratio at 1.1, and minimum cash required to 45 million.

Framework Agreement

On November 11, 2024, the Group entered into a framework agreement with Banco Bilbao Vizcaya Argentaria, S.A. and Banco Santander, S.A. providing an 18-month grace period on debt repayments. Additionally, as part of the agreement, the financial institutions have committed to maintaining the short-term financing agreements in force at least until June 30, 2026. The agreement included a clause requiring adherence from all relevant lenders (CaixaBank, S.A., EBN Banco de Negocios, S.A., Institut Catala de Finances, Instituto de Crédito Oficial, Mora Banck Grup S.A. and Compañía Española de Financiación del Desarrollo Cofides, S.A.) by May 11, 2025. In accordance with IAS 1, the Group classified €9.4 million of borrowings as current liabilities at year-end, as the right to defer payment beyond 12 months was not in place as of December 31, 2024. Additionally, as of year-end, as a result of this classification, there was a breach of financial covenants which resulted in a balance of €15 million being reclassified as current liabilities.

On April 8, 2025, all those financial institutions adhered to the framework agreement, formalizing the grace period and waiving financial covenant requirements for 2025.

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

Growth in EV Adoption

Our revenue growth is directly tied to the continued acceptance of passenger and commercial EVs, which it believes drives the demand for charging products and infrastructure. The market for EVs is still rapidly evolving and although demand for EVs has grown in recent years, there is no guarantee such demand will continue into the future. Factors impacting the adoption of EVs include but are not limited to: perceptions about EV features, quality, safety, performance and cost; perceptions about the limited range over which EVs may be driven on a single battery charge; volatility in the cost of oil, gasoline, and electricity; availability of services for EVs; consumers’ perception about the convenience and cost of charging EVs; government subsidies for EVs and electricity; the development, prevalence and market adoption of EV fleets; and increases in fuel efficiency of non‑EV transportation. In addition, macroeconomic factors could impact demand for EVs, particularly since EVs can be more expensive than traditional gasoline‑powered vehicles and the automotive industry globally has been experiencing a recent decline in sales. If the market for EVs does not develop as expected or if there is any slow‑down or delay in overall EV adoption rates, this would impact our ability to increase its revenue or grow its business.

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

The European EV charging market can be characterized as fragmented. There are many small and local players, with only a limited number of parties having sufficient scale and funding to be competitive in the long term. Especially due to the government regulations currently in place, the EV sales are expected to increase in Europe. From a competitive perspective, the North American market has high barriers to entry due to strict certification and validation requirements. Therefore, this market differs from Europe as the market is less fragmented with only a few large players.

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

During this year ended December 31, 2024, our sales in Latin America were not significant, however, we intend to expand our market presence in this region.

Impact of New Product Releases

As we introduce new products, such as the market introduction of our Supernova public charging stations, our profitability may be temporarily impacted by launch costs until our supply chain achieves targeted cost reductions. For example, during our launch of Supernova in 2022 we had a negative Gross Margin of 15.5% in connection with Supernova sales in 2022 based on €7,166 thousand in revenue and €8,278 thousand in changes in inventories and raw materials and consumables. However, in the year ended December 31, 2023 the Gross Margin from our sales of Supernova was positive 17.9% based on €30,511 thousand in revenue and €25,040 thousand in changes in inventories and raw materials and consumables, which continued to improve during the year ended December 31, 2024 ending with a Gross Margin from our sales of Supernova of 30.5% based on €25,598 thousand in revenue and €17,798 thousand in changes in inventories and raw materials and consumables

In addition, we may accelerate our operating expenditures where we see growth opportunities which may impact profitability until upfront costs and inefficiencies are absorbed and normalized operations are achieved. We also continuously evaluate and may adjust our operating expenditures based on our launch plans for our new products, as well as other factors including the pace and prioritization of current projects under development and the addition of new projects. As we attain higher revenue, we expect operating expenses as a percentage of total revenue to continue to decrease in the future as we focus on increasing operational efficiency and process automation.

Government Mandates, Incentives and Programs

The U.S. federal, state and local government, European member states, and China provide incentives to end users and buyers of EVs and EV charging products in the form of rebates, tax credits and other financial incentives. These governmental rebates, tax credits and other financial incentives significantly lower the effective price of EVs and EV charging products or stations to customers. However, the outcome of the 2024 U.S. presidential election has introduced increased uncertainty regarding these incentives. Early actions by the current U.S. administration indicate a potential departure from prior federal support for electric vehicles, including reconsideration of funding programs and national targets. Accordingly, these incentives may expire on a particular date, end when the allocated funding is exhausted, or be reduced or terminated as a matter of administrative, regulatory, or legislative policy under the current or future U.S. administration. Any reduction in rebates, tax credits or other financial incentives could reduce the demand for EVs and for charging infrastructure, including infrastructure offered by us.

Penetration into the Public Charging Market

We commenced commercialization of the Supernova, our first DC fast charger for public use, during the first quarter of 2022. We have signed letters of intent (“LOI”) to collaborate with some of the world’s biggest utility companies for delivery of Supernova, and expect in the future to expand beyond utilities into additional distribution channels. One example includes Iberdrola which announced its intention to potentially acquire up to 10,000 public fast chargers from Wallbox as part of its sustainable mobility plan to deploy more than 150,000 chargers in homes, businesses and public road networks. In addition, we continue to introduce new versions of our Supernova product line with higher charging capacity which now can also be sold in North America and in Germany as we have all relevant certifications in place. Our offering of public charging solutions is complemented through Electromaps, an online platform that enables users to find publicly available charging ports and pay for their use. We have established partnerships in Europe with operators of charging points that allow users to pay for their charging directly via Electromaps. We intend to extend these relationships with charging operators outside of Europe and enable this payment feature globally.

Seasonality

Our business is seasonal in nature. Typically, consumers purchase more EVs in the second half of the year, particularly in the fourth quarter, and the seasonal variation in the timing of sales of our residential products tends to be correlated with sales of EVs. As a result, sales in the second half, and particularly in the fourth quarter, would, after adjusting for our growth, be higher than in the first half of the fiscal year and our results of operations may be subject to seasonal fluctuations as a result.

Impact of the war between Russia and Ukraine

As a result of the war between Russia and Ukraine, the U.S. and certain allies in Europe imposed sanctions on Russia and could impose further sanctions against it. Russia could respond in kind. Sanctions imposed by any of these countries could disrupt our supply of critical components among our manufacturing facilities in Barcelona as well as our production and the sales of EVs. As a result of the war, we stopped marketing our products in Russia, and will not pursue new opportunities with customers in that country. Although such sales in the Ukraine region have not been significant to our business, further disruptions could negatively affect our ability to provide critical components to affiliates or produce finished goods for customers, which could increase our costs, require capital expenditures and harm our results of operations and financial condition.

Recently, the geopolitical landscape has shifted, with the U.S. reconsidering its stance on aid to Ukraine and European nations pushing for a more unified defense strategy. The ongoing diplomatic efforts, including discussions between the U.S. and Russia, could influence global economic conditions and supply chain stability. Additionally, heightened tensions and evolving sanctions policies may create further unpredictability in international trade and regulatory compliance.

We continue to monitor the situation closely and assess its potential impact on our business.

The Global Economic Environment

Certain factors in the global economic environment that may impact our global operations include, among other things currency fluctuations, capital and exchange controls, global economic conditions including inflation, interest rates, monetary policy, restrictive government actions, changes in intellectual property, legal protections and remedies, trade regulations, tax laws and regulations and procedures and actions affecting approval, production, pricing, and marketing of, reimbursement for and access to our products, as well as impacts of political or civil unrest or military action, including the current conflict between Russia and Ukraine, tensions between China and the U.S., the U.K., the EU, the middle east and India, terrorist activity, unstable governments and legal systems, inter‑governmental disputes, public health outbreaks, epidemics, pandemics, natural disasters or disruptions related to climate change. During 2022, global supply chains experienced disruptions that impacted and continues to impact delivery rates of electric vehicles. As a result, in January 2023, we announced cost reduction measures balanced between operating and personnel expenses, impacting approximately 15% of our workforce. We have continued with these cost reductions measures in 2024 as we continue to right size the organisation to match the current market demand environment, and these initiatives will continue through 2025.

Key Components of Results of Operations

Revenue

Our revenue consists of retail sales and sales from distributors, resellers and installers customers of charging solutions for EVs, which includes electronic chargers and other services. We recognize revenue from contracts with customers when control of the goods or services are transferred to the customer at an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services.

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

Revenue from contracts with customers for installation services is generally recognized when the services have been completed to the customer (at a point in time given the short period that the service is rendered). Revenue is recognized at an amount that reflects the consideration to which we expect to be entitled in exchange for those services. For installation contracts where the time required to complete execution is longer, the revenue recognition for each period is calculated taking into account the percentage of completion at the end of each financial period, considering the work in progress and the costs incurred until this date compared to the budgeted costs.

Changes in Inventories and Raw Materials and Consumables Used

This account consists of changes in inventory due to consumption of finished goods, raw materials and other consumables. Inventory consists of electric chargers and related parts, which are available for sale or for warranty requirements. Inventories are stated at the lower of cost or net realizable value. Cost is determined by the weighted average cost method. Inventory that is sold to third parties is included within changes in inventories and raw materials and consumables used. We periodically review for slow‑moving, excess or obsolete inventories. Products that are determined to be slow‑moving, excess or obsolete, if any, are written down to net realizable value.

Employee Benefits

Employee benefits consist primarily of wages and salaries, share‑based payment plan expenses and social security. We have 5 different share‑based plans: (i) 2018 Legacy Stock Option Program for Founders; (ii) 2020 Legacy Stock Option Program for Employees (“ESOP”); (iii) 2018 Legacy Stock Option Program for Management (“MSOP”); (iv) Wallbox N.V. Amended & Restated 2021 Employee Stock Purchase Plan; and (v) Wallbox N.V. 2021 Equity Incentive Plan (“RSU”). For the MSOP, ESOP and RSU we record share‑based payments based on the estimated fair value of the award at the grant date. It is recognized as an expense in the consolidated statements of profit or loss over the requisite service period. The estimated fair value of the award granted after the Business Combination is based on the market price of our common stock listed on the NYSE on the date of grant. Employee benefits also includes the impact from Coil and Ares earn‑outs to sellers as it is linked to their continued provision of services in future.

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

Impairment of non-current assets

Impairment of assets consists of the impairment expenses booked in the period as a result of the impairment tests performed.

Net Other income

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

On July 30, 2024, Wallbox and Generac entered into warrant agreements (the “Warrant Agreements”), pursuant to which we issued to Generac (together with its assignees, the “Warrant holder”), and the Warrant holder subscribed for and acquired, (a) an aggregate of 11,135,873 warrants exercisable until May 8, 2029 (type 1) and (b) an aggregate of 1,967,098 warrants exercisable until July 30,2028 (type 2), in each case for an equal number of our Class A Shares, at an exercise price of up to 3.05 USD per Class A Share (which exercise price may be lowered at the sole discretion of the Company prior to the Expiration Date (as defined in the Warrant Agreements). The Warrant Agreements also provide for a redemption right in our favor when the reported trading price of our Class A Shares is at least 6.00 USD per share on each of twenty (20) trading days within the thirty (30) trading-day period ending on the third business day prior to the date when the notice of redemption is given.

According to management’s assessment, the Public and Private Warrants, BBVA Warrants and Generac Warrants fall within the scope of IAS 32 and have been classified as a derivative financial liability. In accordance with IFRS 9 guidance, derivatives that are classified as financial liabilities shall be measured at fair value with subsequent changes in fair value to be recognized in profit and loss.

Foreign Exchange Gains /(Losses)

Foreign exchange gains (losses) consist of realized and unrealized gains (losses) on foreign currency transactions and outstanding balances at year‑end.

Share of Loss of Equity‑Accounted Investees

Share of loss of equity‑accounted investees consists of recognized losses attributable to our 50% interest in Wallbox‑Fawsn Joint Venture started on June 15, 2019, and over which we have joint control and a 50% economic interest. The principal activity of the joint venture in China is the manufacture and sale of charging solutions with a clear focus on the automotive sector. On May 24, 2023, the Company sold its 50% interest in the JV for a consideration of €390,000.

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

A.
Operating Results

Comparison of the years ended December 31, 2024 and 2023

The results of operations presented below should be reviewed in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this Annual Report. The following table sets forth our consolidated results of operations data for the years ended December 31, 2024 and 2023:

	Year Ended December 31,		Variance
	2024	2023	€	%
	(€ in thousands, except percentages)
Sales of goods	€146,222	€129,416	€16,806	13%
Sales of services	17,721	14,353	3,368	23%
Revenue	163,943	143,769	20,174	14%
Changes in inventories and raw materials and consumables used	(107,920)	(95,503)	(12,417)	13%
Employee benefits	(71,488)	(81,236)	9,748	(12)%
Other operating expenses	(54,089)	(59,788)	5,699	(10)%
Amortization and depreciation	(37,873)	(28,443)	(9,430)	33%
Impairment of assets	(26,415)	—	(26,415)	—
Net other income	25	14,260	(14,235)	(100)%
Operating loss	(133,817)	(106,941)	(26,876)	25%
Financial income	1,945	1,472	473	32%
Financial expenses	(23,680)	(15,247)	(8,433)	55%
Change in fair value of derivative warrant liabilities	1,081	6,476	(5,395)	(83)%
Foreign exchange gains/(losses)	(4,044)	1,466	(5,510)	n/m
Net Financial Result	(24,698)	(5,833)	(18,865)	323%
Loss before Tax	(158,515)	(112,774)	(45,741)	41%
Income tax credit	6,723	703	6,020	856%
Loss for the year	(151,792)	(112,071)	(39,721)	35%

n/m = not meaningful

Revenues

Sales of goods revenue increased by €16,806 thousand, or 13%, for the year ended December 31, 2024 as compared to the year ended December 31, 2023, primarily due to the increase of sales of our AC and DC chargers in our main markets and the contribution of ABL sales for the full year. Sales of DC chargers has grown more quickly than the sales of AC chargers.

Sales of services revenue increased by €3,368 thousand, or 23%, for the year ended December 31, 2024 as compared to the year ended December 31, 2023, primarily due to an increase in fees from installation services offered by us, including in connection with the services offered by COIL.

Operating Loss

Expenses related to changes in inventories and raw materials and consumables used increased by (12,417) thousand, or 13%, for the year ended December 31, 2024 as compared to the year ended December 31, 2023. These expenses increased at a lower rate than our revenues, primarily as a result of efficiency gains that led to improvements in the Gross Margin of our products.

Employee benefits expense decreased by €9,748 thousand, or (12)%, for the year ended December 31, 2024 as compared to the year ended December 31, 2023, despite 2024 including a full year of employee benefit expenses for ABL employees. This is primarily due to the workforce reduction measures that reflects the improvements achieved in terms of personnel cost efficiency.

Other operating expenses decreased by €5,699 thousand, or (10)%, for the year ended December 31, 2024 as compared to the year ended December 31, 2023, primarily due to the impact of our programs for cost reductions started in 2023.

Amortization and depreciation increased by €(9,430) thousand, or 33%, for the year ended December 31, 2024 as compared to the year ended December 31, 2023, primarily due to investments in machinery and tools for the manufacturing facilities of the Company and the acquisition of ABL at the end of 2023.

Impairment of assets of €26,415 thousand corresponds to the impairment of Nordics CGU, ABL CGU and Wallbox Europe CGU following the impairment tests performed.

Net other income decreased by €(14,235) thousand, or (100)%, for the year ended December 31, 2024 as compared to the year ended December 31, 2023, primarily due to the negative goodwill recognized in 2023 related to ABL acquisition.

Net Financial Result

Financial income increased by 473 thousand for the year ended December 31, 2024 as compared to the year ended December 31, 2023, primarily resulting from the increase in the interest rate of our financial investments.

Financial expenses increased by €(8,433) thousand for the year ended December 31, 2024 as compared to the year ended December 31, 2023, primarily due to the impact of the interest and bank fees and expenses incurred as a result of the amounts drawn down under our available lines of credit during 2024.

Change in fair value of derivative warrant liabilities decreased by €(5,395) thousand for the year ended December 31, 2024 as compared to the year ended December 31, 2023, primarily due to the change in fair value of derivative warrants and the issuance of new Generac warrants.

Foreign exchange gains decreased by €(5,510) thousand for the year ended December 31, 2024 as compared to the year ended December 31, 2023, primarily due to fluctuations in USD against the Euro.

Income Tax Credit

Income tax credit increased by €6,020 thousand, or 856%, for the year ended December 31, 2024 as compared to the year ended December 31, 2023, primarily due to the reversal of the deferred tax liability for an amount of Euros 4,829 thousand, related to the intangible assets recognized in 2023 as part of the ABL's business combination, which have been impaired as a result of the impairment test performed in fiscal year 2024, and an increased amount of tax credits receivable for certain R&D expenses. No deferred tax assets were recorded for losses carried forward and as a result no regular corporate income charge is recorded in both years.

Comparison of the years ended December 31, 2023 and 2022

For a discussion of the financial results and condition for the fiscal year ended December 31, 2022, please refer to “Item 5. Operating and financial review and prospects—A. Operating results—Comparison of the years ended December 31, 2023 and 2022” of our Annual Report on Form 20-F for the year ended December 31, 2023 filed on March 21, 2024.

Operating Results by Segments

EMEA Segment

Comparison of the years ended December 31, 2024 and 2023

The following table presents our results of operations at a segment level for EMEA for the years ending December 31, 2024 and 2023:

	Year Ended December 31,		Variance
	2024	2023	€	%
	(€ in thousands, except percentages)
Revenue	€134,371	€121,858	€12,513	10%
Changes in inventories and raw materials and consumables used	(89,941)	(81,453)	(8,488)	10%
Employee benefits	(58,314)	(61,103)	2,789	(5)%
Other operating expenses	(45,016)	(50,717)	5,701	(11)%
Amortization and depreciation	(35,282)	(25,478)	(9,804)	38%
Impairment of assets	(26,415)	—	(26,415)	—
Net other income	372	14,176	(13,804)	(97)%
Operating loss	(120,225)	(82,717)	(37,508)	45%

Revenue increased by €12,513 thousand, or 10%, for the year ended December 31, 2024 as compared to the year ended December 31, 2023, primarily due to the increase of sales of our AC and DC chargers in our main markets and the contribution of ABL sales. Sales of DC chargers has grown more quickly than the sales of AC chargers.

Expenses related to changes in inventories and raw materials and consumables used increased by (8,488) thousand, or 10%, for the year ended December 31, 2024 as compared to the year ended December 31, 2023. These expenses increased primarily as a result of the increase in sales in this segment.

Employee benefits expense decreased by €2,789 thousand, or (5)%, for the year ended December 31, 2024 as compared to the year ended December 31, 2023, primarily due to reflecting the improvements achieved in terms of personnel cost efficiency.

Other operating expenses decreased by €5,701 thousand, or (11)%, for the year ended December 31, 2024 as compared to the year ended December 31, 2023, primarily due to the impact of our programs for cost reductions started in 2023.

Impairment of assets of €26,415 thousand corresponds to the impairment of Nordics CGU, ABL CGU and Wallbox Europe CGU following the impairment tests performed.

Net other income decreased by €13,804 thousand, or 97%, for the year ended December 31, 2024 as compared to the year ended December 31, 2023, primarily due to the negative goodwill recognized in 2023 related to ABL acquisition.

NORAM Segment

Comparison of the years ended December 31, 2024 and 2023

The following table presents our results of operations at a segment level for NORAM for the years ending December 31, 2024 and 2023:

	Year Ended December 31,		Variance
	2024	2023	€	%
	(€ in thousands, except percentages)
Revenue	€37,417	€25,770	€11,647	45%
Changes in inventories and raw materials and consumables used	(26,569)	(17,197)	(9,372)	54%
Employee benefits	(12,902)	(19,393)	6,491	(33)%
Other operating expenses	(9,625)	(10,318)	693	(7)%
Amortization and depreciation	(2,589)	(2,755)	166	(6)%
Net other income	(347)	119	(466)	n/m
Operating loss	(14,615)	(23,774)	9,159	(39)%

n/m = not meaningful

The increase in revenues of €11,647 thousand, or 45% for the year ended December 31, 2024 as compared to the year ended December 31, 2023 is driven by the strong AC and DC sales in the North America market.

Expenses related to changes in inventories and raw materials and consumables used increased by (9,372) thousand, or 54%, for the year ended December 31, 2024 as compared to the year ended December 31, 2023. These expenses increased primarily as a result of the increase in sales in this segment, expenses associated with the accelerated launch of new products and changes in product mix.

Employee benefits expense decreased by €6,491 thousand, or (33)%, for the year ended December 31, 2024 as compared to the year ended December 31, 2023, primarily due to the reduction in personnel in this region as part of the reduction cost program started in 2023.

Operating loss decreased by 9,159 thousand, or (39)%, for the year ended December 31, 2024 as compared to the year ended December 31, 2023, primarily due to the impact of cost reduction program started in 2023.

APAC Segment

Comparison of the years ended December 31, 2024 and 2023

The following table presents our results of operations at a segment level for APAC for the years ended December 31, 2024 and 2023:

	Year Ended December 31,		Variance
	2024	2023	€	%
	(€ in thousands, except percentages)
Revenue	€1,765	€1,713	€52	3%
Changes in inventories and raw materials and consumables used	(945)	(615)	(330)	54%
Employee benefits	(272)	(740)	468	(63)%
Other operating expenses	(363)	(543)	180	(33)%
Amortization and depreciation	(2)	(210)	208	(99)%
Net other income	—	(1)	1	(100)%
Operating income / (loss)	183	(396)	579	(146)%

n/m = not meaningful

The increase in revenue of €52 thousand, or 3% for the year ended December 31, 2024 as compared to the year ended December 31, 2023 is driven by the expansion of our sales presence across the region.

Expenses related to changes in inventories and raw materials and consumables used increased by (330) thousand, or 54%, for the year ended December 31, 2024 as compared to the year ended December 31, 2023. These expenses increased primarily as a result of the increase in sales in this segment.

Employee benefits expense decreased by €468 thousand, or (63)%, for the year ended December 31, 2024 as compared to the year ended December 31, 2023, primarily due to the reduction in personnel in this region as part of the reduction cost program started in 2023.

Operating income for the year ended December 31, 2024 improved by €579 thousand compared to the year ended December 31, 2023 primarily due to the increase of activity mentioned above.

Reconciliations of Non‑IFRS and Other Financial and Operating Metrics

The following table reconciles EBITDA and Adjusted EBITDA to the most directly comparable IFRS financial measures, which is loss for the year:

For additional information about our use of EBITDA and Adjusted EBITDA, please refer to “Presentation of Financial and Other Information.”

	2024	2023*	2022*
	(€ in thousands)
Loss for the year	€(151,792)	€(112,071)	€(62,800)
Income tax credit	(6,723)	(703)	(4,926)
Amortization and depreciation	37,873	28,443	18,890
Financial income	(1,945)	(1,472)	(2,307)
Financial expenses(1)	23,680	15,247	7,998
Change in fair value of derivative warrant liabilities(2)	(1,081)	(6,476)	(80,748)
Foreign exchange gains/(losses)	4,044	(1,466)	3,618
EBITDA	(95,944)	(78,498)	(120,275)
Share based payment expenses(3)	2,837	14,191	32,625
Other items(4)	(25)	(3,094)	(1,844)
Negative goodwill(5)	0	(11,166)	0
One-time expenses(6)	6,123	3,031	0
Other non-cash expenses(7)	712	1,360	0
Impairment of assets	26,415	0	0
Adjusted EBITDA	(59,882)	(74,176)	(89,494)

*Calculation of EBITDA has been changed compared to previous 20-F fillings. "Change in fair value of derivative warrant liabilities" and "Foreign exchange gains/(losses)" were added to the definition of EBITDA, as management believes it presents a more useful measure to evaluate the Company's performance.

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
(4)
Other items consists of all other income and expenses linked to activities that are outside the core of our operating activities and may include income or losses related to gain or loss of assets, liabilities, grants. The amounts set forth in the table above represent net other income for the periods presented.
(5)
Negative goodwill related to the ABL acquisition.
(6)
One-time expenses consist of legal expenses related to reduction in workforce process initiated in January 2023, severance payments to the employees that have left the Company and the provision for indemnities related to litigation involving certain former employees.
(7)
Other non-cash expenses consist of non-cash expenses related to the ESPP plan launched in January 2023.
B.
Liquidity and Capital Resources

Sources of Liquidity

We have a history of operating losses and negative operating cash flows. We have experienced net losses and significant cash outflows from cash used in operating activities over the past years as we have been investing significantly in the development of our EV charging products. During the year ended December 31, 2024, we incurred a loss for the year of €151.8 million and net cash used in operating activities of €51.5 million. As of December 31, 2024, we had cash, cash equivalents and financial investments of €46.1 million, outstanding current loans and borrowings of €131.8 million and an accumulated deficit of €569.2 million.

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

Our primary sources of liquidity have historically been cash generated from operations, the issuance of debt and equity instruments and bank loans, as described below.

During 2020, convertible bonds were issued for an amount of €25.9 million, and in 2021 we issued convertible bonds in an amount of €34.6 million.

In April 2021, we entered into a loan agreement with Banco Santander, S.A. for a loan in the amount of €12.6 million with a maturity of 2027 to finance the investments for a new factory in Zona Franca, Barcelona. Among other things, this loan originally prohibited the payment of dividends and the incurrence of liens without equally and ratably securing such loan, although in September 2021 we obtained a waiver of the loan’s prohibition of the payment of dividends. Related to this loan, on November 11, 2024, Wall Box Chargers, S.L.U., as borrower, signed an agreement with Banco Santander, S.A which included a grace period of 18 months from the last installment payment and without variation of any other terms of the initial agreement.

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

On February 9, 2023 (the “BBVA Facility Closing Date”), Wallbox, as guarantor, and its wholly‑owned direct Spanish subsidiary, Wall Box Chargers, S.L.U., as borrower (“Wall Box Chargers”) entered into a Facility Agreement (the “BBVA Facility Agreement”) with Banco Bilbao Vizcaya Argentaria S.A. (“BBVA”). The BBVA Facility Agreement provides for an aggregate term loan commitment of €25.0 million (the “BBVA Facility”), and we received net borrowings of €24.6 million after deducting fees and expenses. As of December 31, 2024, we had €25.0 million of borrowings outstanding under the BBVA Facility.

The BBVA Facility is secured by certain intellectual property rights. The BBVA Facility matures on the fourth anniversary of the BBVA Facility Closing Date and under certain circumstances may be extended to mature on the fifth anniversary of the BBVA Facility Closing Date. Wall Box Chargers is permitted to prepay the BBVA Facility in whole or in part upon notice thereof in accordance with the terms of the BBVA Facility Agreement. Upon an event of default specified in the BBVA Facility Agreement that remains uncured after 15 business days, the BBVA Facility may become due and payable in full upon provision of notice thereof in accordance with the terms of the BBVA Facility Agreement. The BBVA Facility Agreement contains affirmative and negative covenants, including without limitation a minimum cash requirement and restrictions on incurrence of additional debt, liens, fundamental changes, asset sales, restricted payments and transactions with affiliates. The BBVA Facility Agreement also contains financial covenants regarding maintenance as of the end of each fiscal quarter of a maximum senior net debt to gross profit ratio ranging from 1.60x in 2023 to 0.60x in 2026 and thereafter and a minimum level of shareholders’ equity of 0.00. We obtained a waiver issued by BBVA regarding the compliance with the covenants under the agreements governing our indebtedness. The BBVA Facility Agreement is governed by Spanish law. On November 11, 2024, Wallbox, as guarantor, and its direct wholly-owned Spanish subsidiary, Wall Box Chargers, S.L.U., as borrower (“Wall Box Chargers”), signed an agreement with Banco Bilbao Vizcaya Argentaria S.A. (“BBVA”) which includes an additional grace period of 18 months from the last installment payment and without variation of any other terms of the initial agreement.

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

On April 3, 2023, we entered into an Equity Distribution Agreement (the “Equity Distribution Agreement”) with Canaccord Genuity LLC (“Canaccord”) and Oppenheimer & Co. Inc. (“Oppenheimer”) with respect to the offer and sale of our Class A Shares, with aggregate offering price of up to $100 million (the “ATM Offering”), from time to time, establishing an at the market program under which Canaccord and Oppenheimer will act as sales agents (the “Sales Agents”). The sales, if any, of the Class A Shares under the Equity Distribution Agreement will be made by any method permitted that is deemed an “at the market offering” as defined in Rule 415(a)(4) under the Securities

Act, or, in negotiated transactions or block transactions. The Equity Distribution Agreement provides that the commission payable to the Sales Agents for sales of our Class A Shares shall be up to three percent (3.0%) of the gross sales proceeds for any Class A Shares sold through the Sales Agent pursuant to the Equity Distribution Agreement. During the year ended December 31, 2023, we sold 2,630,076 Class A Shares resulting in $7,526 thousand (€6,876 thousand) in net proceeds, after deducting the commission and expenses payable to the Sales Agent in connection with such sales. During the year ended December 31, 2024 we sold 75,394 Class A Shares resulting in $45.6 thousand (€43.2 thousand) in net proceeds, after deducting the commission and expenses payable to the Sales Agent in connection with such sales.

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

Principal outstanding under the October 2023 Term Loan will accrue interest on a daily basis at a rate equal to three-month EURIBOR plus an amount equal to 3.25% per annum, provided that, the October 2023 Facility Agreements also include sustainability-linked pricing adjustments and, as to Facility Agreement 2, pricing adjustments related to sales in the United States. The Term Loan will be secured by the property assets that were acquired in Barcelona with the proceeds under the October 2023 Term Loan, the bank accounts related to the October 2023 Facility Agreements and the credit rights under the insurance agreements related to the property assets to be secured. The October 2023 Term Loan matures on the fifth anniversary of October 16, 2023. The relevant borrower is permitted to prepay the October 2023 Term Loan in whole or in part upon notice thereof in accordance with the terms of the October 2023 Facility Agreements. The October 2023 Facility Agreements also contain covenants that require, based on Wallbox’s audited consolidated financial statements, a total debt to equity ratio ranging from 2.00x or less in 2023 to 1.20x or less in 2026 and thereafter, and a net debt to equity ratio ranging from 1.40x or less in 2023 to 0.90x or less in 2026 and thereafter, as well as other affirmative and negative covenants and customary events of default. As of December 31, 2024 we obtained a waiver issued by EBN Banco regarding the compliance with the covenants under the agreements governing our indebtedness.

On December 13, 2023 we closed a private placement of Class A Shares, pursuant to which we sold 10,360,657 Class A Shares for aggregate gross proceeds of $31.6 million (€29.3 million) to certain existing investors and Generac Power Systems, Inc. ("Generac") at a price of $3.05 per share. Pursuant to the registration rights we agreed to as part of the private placement we filed a registration statement for the resale of the Class A Shares purchased in the private placement on January 12, 2024. Substantially concurrently with the closing of the transaction several agreements have been entered into by the Company.

On March 22, 2024, Wallbox and Wallbox USA Inc, as guarantors, and its wholly‑owned direct Spanish subsidiary, Wall Box Chargers, S.L.U., as borrower (“Wall Box Chargers”) entered into a Facility Agreement with Hong Kong and Shanghai Banking Corporation Limited (“HSBC”). The HSBC Facility Agreement provides for an Asset Based Lending commitment of €15.0 million (the “ HSBC Facility”), for which we had €15.0 million of borrowings outstanding under the HSBC Facility as of December 31, 2024. The HSBC Facility is secured by certain stock rights. The HSBC Facility matures on the third anniversary of the HSBC Facility Closing Date. Wall Box Chargers is permitted to prepay the HSBC Facility in whole or in part upon notice thereof in accordance with the terms of the HSBC Facility Agreement. Upon an event of default specified in the HSBC Facility Agreement, the HSBC Facility may become due and payable in full upon provision of notice thereof in accordance with the terms of the HSBC Facility Agreement. The HSBC Facility Agreement contains affirmative and negative covenants, including without limitation a minimum cash requirement and restrictions on incurrence of additional debt, liens or fundamental changes. The HSBC Facility Agreement also contains financial covenants regarding maintenance as of the end of each closing month of a minimum of Current Ratio (Current Assets/Current Liabilities) calculated with some exclusions, of 1.25 and a minimum of an Inventory Turnover of 400 days. The HSBC Facility Agreement is governed by Spanish law. On December 31, 2024 we obtained a waiver issued by HSBC regarding the compliance with the covenants under the agreements governing our indebtedness. This waiver sets new covenant levels. On January 30, 2025, we signed an amendment on the initial agreement setting the covenant range of the current ratio at 1.1, and minimum cash required to €45 million.

On August 5, 2024, we close a private placement of Class A Shares, pursuant to which we sold 36,334,277 Class A Shares for aggregate gross proceeds of $45 million (€ 41.6 Million) to certain existing investors and strategic partners at a price of $1.24 per share. Pursuant to the registration rights we agreed to as part of the private placement, we filed a registration statement for the resale of the Class A Shares purchased in the private placement on September 5, 2024.

On November 11, 2024, the Group entered into a framework agreement with several financial institutions providing an 18-month grace period on debt repayments. Additionally, as part of the agreement, the financial institutions have committed to maintaining the short-term financing agreements in force at least until June 30, 2026 with a limit of Euro 84.2 million. The agreement included a clause requiring adherence from all relevant lenders by May 11, 2025. The loan and borrowings outstanding amounts from the lender included in the agreement as of December 31, 2024 amounts to Euro 88.2 million.

In accordance with IAS 1, the Group classified €9.4 million of borrowings as current liabilities at year-end, as the right to defer payment beyond 12 months was not in place as of December 31, 2024. Additionally, as of year-end, as a result of this classification, there was a breach of financial covenants which resulted in a long-term debt balance of €15 million being reclassified as current liabilities.

On April 8, 2025, all remaining financial institutions adhered to the framework agreement, formalizing the grace period and waiving original financial covenant requirements for 2025, but setting a new requirement of minimum cash of Euro 35 million, amongst other conditions. Additionally, the Group is renegotiated its €15 million bilateral loan with one of the lenders including financial covenants.

Management has prepared detailed business and liquidity plans, including financial forecasts extending through at least the second quarter of 2026, which demonstrate the Company’s ability to meet its operational and financial obligations as they fall due. These plans incorporate a number of assumptions regarding revenue growth (sales volumes), gross margin performance driven by product mix and cost efficiencies, operating expense management, working capital optimization driven by inventory reduction, the ability to raise additional capital as well as renewing short-term credit lines and meeting covenants or obtaining waivers.

As disclosed in Note 27 of the Consolidated financial statements, all of the financial institutions involved in the agreement signed on November 11, 2024, have now adhered to the framework agreement on April 8, 2025, which includes the agreed grace period and covenant waivers.

We believe that our sources of liquidity and capital will be sufficient to meet our business needs for at least the next twelve months. We also expect these sources of liquidity will be sufficient to fund our long‑term contractual obligations and capital needs. However, this is subject, to a certain extent, to general economic, financial, competitive, regulatory and other factors that are beyond our control. If we are unable to generate sufficient cash flows from operations in the future, we may have to obtain additional financing, which may include equity or debt issuances and/or credit financing. If we obtain additional capital by issuing equity, the interests of our existing shareholders will be diluted and, if we incur additional indebtedness, that indebtedness may contain significant financial and other covenants that may significantly restrict our operations. We cannot assure you that we would be able to obtain additional financing on favorable terms or at all.

Contractual Obligations and Commitments

As of December 31, 2024, we had contractual obligations to purchase, construct or develop property, plant and equipment assets, for an amount of €335 thousand (€775 thousand as of December 31, 2023) and commitments for the acquisition of intangible assets of €1,644 thousand (€1,127 thousand as of December 31, 2023). These commitments mainly correspond to the work that, as of December 31, 2024, are being executed in the investments in machinery and tools for the factories located in Texas and Barcelona. Please refer to Note 8, “Property, Plant and Equipment,” and Note 10, “Intangible Assets and Goodwill,” of the consolidated financial statements included elsewhere in this Annual Report for more information.

Additionally, our lease agreements provide for lease obligations and the future interest payable under these agreements is as set forth in the table below. Please refer to Note 9, “Assets for Rights of Use and Lease Liabilities” of the consolidated financial statements included elsewhere in this Annual Report for more information.

	Payments due by period
	Total	Less than 1 year	1-2 years	2-5 years	More than 5 years
	(€ in thousands)
Lease obligations	€46,885	€6,189	€10,000	16,888	13,808

Capital Expenditures

For the year ended December 31, 2024, our capital expenditures for property, plant and equipment were €3,114 thousand.

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

Cash Flow Summary

Comparison of the years ended December 31, 2024 and 2023

The following table summarizes our cash flows for the years ended December 31, 2024 and 2023:

	Year Ended December 31,		Variance
	2024	2023	€	%
	(€ in thousands, except percentages)
Net cash used in operating activities	€(51,532)	€(64,100)	€12,568	20%
Net cash used in investing activities	€(39,461)	€(54,145)	€14,684	27%
Net cash from financing activities	€2,955	€140,631	€(137,676)	(98)%

Operating Activities

Net cash used in operating activities decreased by €12,568 thousand, or 20%, for the year ended December 31, 2024 as compared to year ended December 31, 2023. This decrease was attributable primarily to a decrease in operating expenses including headcount and personnel costs and other operating expenses, as part of the program to reduce costs started in 2023

Investing Activities

Net cash used in investing activities decreased by €(14,684) thousand, or (27)%, for the year ended December 31, 2024 as compared to the year ended December 31, 2023. This was primarily driven by the net impact of capital expenditures related to the ABL acquisition, amounting to €10 million in 2023 and €4 million in 2024. Additionally, general capital expenditures were lower in 2024 as a result of our cost-saving initiatives.

Financing Activities

Net cash from financing activities of December 31, 2024 decreased by €(137,676) thousand or (98)% for the year ended December 31, 2024 as compared to year ended December 31, 2023, primarily because we have reduced the net proceeds from loans, meaning that the net impact of proceeds from loans, repayment of loans and payment of interests are lower in 2024 for an aggregate amount of €93 million. Additionally, the cash flow from net proceeds from private placements and capital increase from ATM program in 2024 have been lower as compared to 2023 which impact in an aggregate amount of €39 million. Also, we have increased the payments related to lease liabilities for an amount of €4 million due to the new rent contracts assumed by the Company.

C.
Research and Development, Patents and Licenses, etc.

For information regarding research and development policies for the last three years, Please refer to Item 4, “Information on the Company—Business Overview.”

D.
Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2023 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

However, we recognize the significant opportunities that artificial intelligence (AI) presents for enhancing our business operations and customer experience. Specifically, we are implementing AI-driven solutions in two key areas:

1.
Software Solutions: We are integrating AI-based self-diagnosis models to assist users in troubleshooting issues with charging devices. Through interactive AI-powered bots, customers experiencing technical difficulties will be guided through remote actions such as rebooting or upgrading the device’s software, reducing downtime and enhancing operational efficiency.

2.
Service AI: We are leveraging AI to accelerate diagnostic processes and improve service resolution times. By utilizing advanced AI algorithms, we aim to enhance the speed and accuracy of issue identification, leading to faster and more effective technical support interventions.

These advancements are expected to significantly improve customer experience, fostering greater engagement and satisfaction while also optimizing our service efficiency. We believe that the integration of AI in these areas will contribute to a more seamless and proactive customer support ecosystem, reinforcing our commitment to innovation and operational excellence.

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

Off Balance Sheet Arrangements

None.

Item 6. Directors, Senior Management and Employees

A.
Directors and Senior Management

The following table lists the names, ages and positions of those individuals who serve as our directors and executive officers as of December 31, 2024. The Board is comprised of eleven directors. The Board consists of an executive director and ten non‑executive directors.

Name	Age	Position
Executive Officers
Enric Asunción Escorsa	39	Chief Executive Officer, Director
Luis Boada	41	Chief Financial Officer
Eduard Castañeda	39	Chief Innovation Officer
Board Members
Enric Asunción Escorsa	39	Executive Director
Beatriz González Ordóñez	50	Non‑executive Director
Francisco Riberas	60	Non‑executive Director
David Mesonero	44	Non‑executive Director
Pol Soler	44	Non‑executive Director
Donna J. Kinzel	57	Non‑executive Director
Justin Mirro	56	Non-executive Director
Dr. Dieter Zetsche	71	Non-executive Director
Jordi Lainz	56	Non-executive Director
Paolo Campinoti (*)	57	Non-executive Director
Ferdinand Schlutius	34	Non-executive Director

(*) Mr. Campinoti resigned as a board member on May 5, 2025 effective as of such date.

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

Luis Boada Ros. Mr. Boada is the Chief Financial Officer (CFO) of Wallbox, a position he has held since May 2024. He joined Wallbox with over 17 years of professional experience in corporate development, finance, and investor relations, with extensive knowledge of both North American and European markets. Before joining Wallbox, Mr. Boada served as the CFO for North America at Fluidra, a global leader in pool equipment and connected solutions, listed on the Spanish Stock Exchange. During his more than eight-year tenure at Fluidra, he held various roles, including Global Head of M&A and Investor Relations. Prior to his time at Fluidra, Mr. Boada led a global solar photovoltaic business unit for Abantia, now Dominion, and worked in investment banking at Credit Suisse in London. He holds a Business Administration degree from ESADE and completed the CFO Leadership Program at Stanford University Graduate School of Business.

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

The Board

David Mesonero. Mr. Mesonero serves as a member of the Board. Mr. Mesonero holds a degree in Business Administration and Management from ICADE and an MBA from IESE (University of Navarra). Mr. Mesonero has extensive experience in financial and strategic management of companies in the energy sector and he is currently the Global Head of Corporate Development of Iberdrola, S.A. Mr. Mesonero also currently serves as member of the board of directors of Avangrid Renewables, Llc., Iberdrola Energía Internacional and Windar Renovables. Prior to his role at Iberdrola, Mr. Mesonero was CFO of PRISA Group, Deputy Director of the Corporate Development Division of Iberdrola, S.A., and CFO at Siemens Gamesa Renewable Energy. Prior to his appointment as CFO at Siemens Gamesa Renewable Energy, Mr. Mesonero was the Managing Director of Corporate Development and Strategy, leading the merger process between Gamesa and Siemens Wind Power. He was also a member of the board of Windar and Adwen and of Gamesa’s regional boards in India, Mexico and Brazil. Following that, he was appointed Chief Integration Officer. He has a background as a strategic consultant and investment banker and specializes in capital markets and in designing diverse financing structures.

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

Francisco Riberas. Mr. Riberas serves as a member of the Board. Mr. Riberas has been on the board of directors of Gestamp, a Spanish multinational engineering company, since its incorporation in 1997 and was appointed to Executive Chairman on March 24, 2017. Mr. Riberas holds a Law degree and Economics and Business Administration degree from Comillas Pontifical University. Mr. Riberas began his professional career in the Gonvarri Group as director of Corporate Development and later as Managing Director. In 1997, Mr. Riberas formed Gestamp. Mr. Riberas sits on the management bodies of other Gestamp affiliates and of companies in Acek Group, including in the Gonvarri Group, Acek Energias Renovables and Inmobiliaria Acek. He is also a member of other boards of directors, such as CIE Automotive. In addition, he is chairman of the Spanish Association of Automotive Suppliers (Sernauto) and chairman of the Fundación Consejo España China. We believe that Mr. Riberas is qualified to serve on the Board because of his extensive experience in the automobile industry.

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

Dieter Zetsche serves as a member on the Board. Mr. Zetsche is Chairman of TUI AG (XETRA: TUI1) and holds several other board positions both as a member and advisor. With over 45 years of automotive experience, first joining the research department of Daimler-Benz AG in 1976, Dr. Zetsche brings unrivaled industry expertise to Wallbox as the company continues to expand partnerships with leading OEMs globally. Notably Dr. Zetsche has been a member of the Board of Management of Daimler AG since December 1998 and was Chairman of the Board of Management of Daimler AG from January 2006 until May 2019, during which he was also Head of Mercedes-Benz Cars. We believe Dr. Zetsche is well qualified to serve on our board of directors based on his extensive experience in the automobile sector.

Jordi Lainz. Mr. Lainz serves as a member on the Board. Mr. Lainz was Chief Financial Officer of Wallbox from 2019 to 2024. Prior to joining the company, Mr. Lainz held the position of Corporate Director and CFO of Eurofred Group, a distributor of air conditioning and industrial heating systems, from June 2011 to February 2019. Prior to Eurofred Group, Mr. Lainz served as a director and member of the audit committee of Ficosa International, S.A., a automotive global supplier, from May 1998 to May 2011. Mr. Lainz, holds an Economics degree from University of Barcelona and is an auditor in Spain (Censor Jurado de Cuentas).

Paolo Campinoti. Mr. Campinoti serves as a member of the Board. Mr. Campinoti has served as Executive Vice President with commercial responsibility over EMEA, APAC, LATAM since the acquisition by Generac of Pramac Group in 2016. Based in Italy, Mr. Campinoti also continues to serve as the CEO of the Pramac Group, a position held since 1995. Previously he worked within Pramac Group in several other managerial roles. In over 30 years of service to the Pramac Group, Mr. Campinoti has led the transformation of the Pramac Group from a local Italian company to a leading power generation manufacturer with global brand recognition and presence. Mr. Campinoti holds a Bachelor of Business Administration in Economics degree from the University of Florence. Mr. Campinoti served as the Chairman of the Industrial Business Association for the South of Tuscany and as honorary consul of Romania in Florence. Since 2023 Mr. Campinoti is the honorary consul of Bahrein in Florence.

Ferdinand Schlutius. Mr. Schlutius serves as a member of the Board. Mr. Schlutius is involved at ABL, a pioneer in EV charging solutions in Germany, and the fourth company to join the Wallbox Group. Previously Mr. Schlutius was the Head of Sales of ABL Group. Mr. Schlutius studied for a Bachelor degree in Business and Economics at WU Vienna.

There are no family relationships among any of our executive officers or directors.

Director Nomination and Appointment Rights

Iberdrola is the indirect owner of 100% of the interests in Inversiones Financieras Perseo, S.L. (“Perseo”), a shareholder and commercial partner of Wallbox. On October 5, 2021, Enric Asunción Escorsa furnished a letter to Inversiones Financieras Perseo, S.L. Pursuant to such letter, Mr. Asunción agreed to take best efforts to support the election of one director as Perseo may designate, for so long as Perseo owns shares representing 3% of the share capital outstanding of Wallbox N.V. David José Mesonero Molina currently serves as Iberdrola’s acting director designee on the Board.

In December 2023, a letter agreement between Kariega Ventures, S.L. (“Kariega”), a major shareholder of Wallbox N.V., which is controlled by Mr. Asunción, and Wallbox N.V. was executed, pursuant to which Kariega, and Wallbox N.V. agreed to take best efforts to support the election of director as Generac Power "Systems,"Inc. ("Generac") may designate, for so long as Generac owns shares representing 3% of the share capital outstanding of Wallbox N.V. Paolo Campinoti currently serves as Generac’s acting director designee on the Board.

B.
Compensation

We set out below the amount of compensation paid and benefits in kind provided by us or our subsidiaries to our executive officers and members of the Board for services in all capacities to us or our subsidiaries for the year ended December 31, 2024, as well as the amount contributed by us or our subsidiaries to retirement benefit plans for our executive officers and members of the Board.

Compensation of Our Executive Officers

The amount of compensation, including benefits in kind, accrued or paid to our executive officers with respect to the year ended December 31, 2024 is described in the table below:

All executives
(€ in thousands)
Periodically paid remuneration	€872
Bonuses	€84
Share based payments	€460
Termination benefit	285
Total compensation	€1,701

(1)
No amounts were set aside or accrued by Wallbox in 2024 to provide pension, retirement or similar benefits for our executive officers.

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

With respect to the year ended December 31, 2024, our non‑executive directors are entitled to receive the cash compensation, as described in the table below (in Euros thousand):

Non‑executive director	Member of the Board		Member of the Compensation Committee		Member of the Audit Committee		Member of the Nominating and Governance Committee		Total
Beatriz González Ordóñez	€43	(*)(**)	€—		€5		€5		€53
Francisco Riberas	€40		€—		€—		€—		€40
Anders Pettersson	€51	(*)(**)	€4	(**)	€—		€—		€55
César Ruipérez Cassinello	€31	(**)	€—		€—		€5	(*)(**)	€36
Pol Soler	€40		€10	(*)	€—		€5		€55
Donna Kinzel	€40		€5		€15	(*)	€—		€60
Justin Mirro	€40		€—		€5		€—		€45
Dr. Dieter Zetsche	€40		€—		€—		€—		€40
P. Campinoti	€23	(**)	€—		€—		€—		€23
J. Lainz	€23	(**)	€1	(**)	€—		€—		€24
F. Schlutius	€23	(**)	€—		€—		€—		€23
D. Mesonero	€9	(**)	€—		€—		€2	(*)(**)	€11

(*) Chairman of the Board or the applicable committee.

(**) Pro‑rated amount based on the time served on the Board or applicable committee during 2024.

Equity Awards

Our founders, directors and executive officers held the following stock options (both vested and unvested) as of December 31, 2024:

Beneficiary	Grant date	Number of options outstanding	Strike price
Enric Asunción Escorsa(*)	April 6, 2022	775,267	€1.93
Jordi Lainz	October 1, 2021	1,233,049	€0.0021
Luís Boada	June 27, 2024	463,107	—
Eduard Castañeda(*)	April 6, 2022	238,342	€1.93

(*) As of December 31, 2021, both Enric Asuncion Escorsa and Eduard Castaneda were already participating in the Founders Stock Option Plan as discussed in Note 21 of the consolidated financial statements included elsewhere in this Annual Report. On April 6, 2022, Enric Asuncion Escorsa was granted 775,267 options and Eduard Castaneda was granted 258,342, in each case, with a strike price of €1.93.

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

Under the Legacy Stock Option Program for founders, we have reserved for issuance to the beneficiaries 1,033,610 stock options to purchase our shares at a per share exercise price equal to €1.93. Stock options granted under the Legacy Stock Option Program for founders will, for a period of 3 years, only become exercisable in equal monthly installments, determined by pro rating the options (i.e. 1/36th per month) over such three year period, on the last day of each calendar month and will be freely exercisable thereafter; provided all such options will expire after five years from the grant date. Founders who terminate employment with us may retain any stock options vested as of the applicable termination date. On April 6, 2022, Enric Asuncion Escorsa was granted 775,267 options and Eduard Castañeda was granted 258,342, in each case, with a strike price of €1.93.

Under the Legacy Stock Option Program for management, the beneficiaries received 7,253,823 stock options to purchase Class A Shares at a per share exercise price equal to €0.0021. Stock options granted under the Legacy Stock Option Program for managers generally vest in equal yearly instalments on the last day of each year over a 3 year period and expire 2 years from the last of such vesting dates. Managers who terminate employment with us may retain any stock options vested.

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

Compensation Committee

Compensation committee members are non‑executive directors of the Board and include Pol Soler, Donna J. Kinzel and Jordi Lainz. Pol Soler serves as chairman of the compensation committee.

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

Nominating and Corporate Governance Committee

Nominating and corporate governance committee members are non‑executive directors of the Board and are David Mesonero, Pol Soler and Beatriz González Ordóñez. David Mesonero serves as chairman of the nominating and corporate governance committee.

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

During the year ended December 31, 2024, there were no transactions where there was a Conflict of Interest.

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

Board Observers

Mr. Marc Sabé served during the year ended December 31, 2024 and continues to serve as an observer on our Board. Mr. Sabé is an employee of Eurofred, S.A., which is a company affiliated with one of our major shareholders, Mingkiri, S.L.

D.
Employees

Average number of employees in the last 3 years is:

(Average number of employees)	2024	2023	2022
Directives	50	69	41
Administrative	193	387	445
Commercials	193	189	194
Operators	339	212	38
Engineers	333	408	464
Total	1,108	1,265	1,182

We strive to offer competitive employee compensation and benefits in order to attract and retain a skilled and diverse workforce. As of December 31, 2024, we had 905 employees compared with the 1,457 employees at December 31, 2023. Most of our employees are located in Spain, although our global footprint has employees working in offices across seven European countries, an office in China and another in the United States. We have not experienced a work stoppage and believe we maintain positive relationships with our employees.

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

F.
Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

None

Item 7. Major Shareholders and Related Party Transactions

A.
Major Shareholders

The following table sets forth information relating to the beneficial ownership of our Class A Shares and Class B Shares as of March 1, 2025, for:

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

The number of Class A Shares and/or Class B Shares beneficially owned by each entity, person, executive officer or Board member is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of March 1, 2025 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Class A Shares or Class B Shares held by that person.

As of March 1, 2025, there were 265,451,432 Class A Shares outstanding and 13,500,793 Class B Shares outstanding.

Unless otherwise indicated, the address of each person named below is c/o Wallbox N.V. Carrer del Foc, 68 Barcelona, Spain 08038.

	Class A Shares		Class B Shares(1)
Beneficial Owner	Number	%	Number	%	Combined Voting Power (%)(2)
Executive Officers and Directors of Wallbox
Enric Asunción Escorsa(3)	9,533,266	3.6%	10,644,217	73.3%	28.16%
Jordi Lainz(4)	1,439,773	*	—	—	*
Eduard Castañeda	576,228	*	3,870,185	26.7%	9.54%
Paolo Campinoti	—	—	—	—	—
Francisco Riberas(6)	31,730,413	12.0%	—	—	7.7%
Pol Soler(7)	15,032,926	5.7%	—	—	3.7%
Beatriz González Ordóñez(8)	11,505,865	4.3%	—	—	2.8%
Donna J. Kinzel	23,709	*	—	—	*
Cesar Ruiperez Cassinello	—	—	—	—	*
Justin Mirro(9)	3,127,500	1.2%	—	—	*
Dr. Dieter Zetsche	—	—	—	—	*
All executive officers and directors of Wallbox as a group (11 persons)	72,969,680	26.7%	14,514,402	100.0%	51.8%
5% and Greater Shareholders
Kariega Ventures, S.L.(3)	8,750,000	3.3%	9,868,950	73.1%	27.97%
Inversiones Financieras Perseo, S.L.U.(10)	22,838,678	8.6%	—	—	5.5%
Orilla Asset Management, S.L.(6)	31,730,413	12.0%	—	—	7.7%
Mingkiri, S.L. (Eurofred Spain, S.L.)(11)	18,832,056	7.1%	—	—	4.6%
Infisol 3000, S.L.(7)	15,032,926	5.7%	—	—	3.7%
Consilium, S.L. (12)	17,212,252	6.5%	—	—	4.2%
Seaya Ventures II, Fondo De Capital Riesgo(8)	11,505,865	4.3%	—	—	2.8%
AM Gestió, S.L.(13)	15,607,439	5.9%	—	—	3.8%
Generac Power Systems, Inc. (14)	38,096,057	14.4%	—	—	9.3%

* Indicates a shareholding of less than 1%.

(1)
Each Class B Share is convertible at any time at the option of the holder into one Class A Share and one Conversion Share. Beneficial ownership of Class B Shares reflected in this table has not also been reflected as beneficial ownership of Class A Shares into which the Class B shares may be exchanged.
(2)
The percentage reported under “Combined Voting Power” represents the voting power with respect to all of our Class A Shares and Class B Shares outstanding as of March 1, 2025, voting as a single class. Holders of our Class A Shares are entitled to one vote per share, and holders of our Class B Shares are entitled to ten votes per share.
(3)
Based on information known to the Company, each of KARIEGA VENTURES, S.L. and Enric Asunción Escorsa has shared voting power and shared investment power over 9,868,950 Class B Shares, and 8,750,000 Class A Shares held of record by KARIEGA VENTURES, S.L.. Enric Asunción Escorsa has sole voting power and sole dispositive power over 783,266 Class A Shares, and 775,267 Class B Shares underlying stock options that are exercisable within 60 days of March 1, 2025. The address of KARIEGA VENTURES, S.L. is Av. Diagonal 419, 4 Planta, Barcelona, Spain 08008. Enric Asunción Escorsa is the Chief Executive Officer and a member of the Board.
(4)
Includes Mr. Lainz’s 206, 724 Class A Shares and 1,233,049 Class A Shares underlying stock options that are exercisable within 60 days of March 1, 2025.
(5)
Includes Mr. Castañeda’s 576,228 Class A Shares, 3,631,843 Class B Shares and 238,342 Class B Shares underlying stock options that are exercisable within 60 days of March 1, 2025.
(6)
Based solely on information provided by Mr. Riberas, Orilla Asset Management, S.L. is the record holder of 31,730,413 Class A Shares. Mr. Riberas is a director and controlling shareholder of Orilla Asset Management, S.L., and as such, maintains voting and investment discretion with respect to the Class A Shares. As a result, Mr. Riberas may be deemed to share beneficial ownership of the securities held of record by Orilla Asset Management, S.L. The address of Orilla Asset Management, S.L. is Alcalá nº 52, Piso 3º, Puerta Izquierda, Madrid 28014, Spain..
(7)
Based solely on information provided by Infisol 3000, S.L.,, Infisol 3000, S.L. has sole voting power and sole investment over 15,032,926 Class A Shares. Juan Manuel Soler Pujol, Lluis Soler Masferrer, Daniel Soler Masferrer and Pol Soler may be deemed to have shared voting power and shared dispositive power over such shares. The address of the foregoing named beneficial owners Calle Josep Irla i Bosch, numeros 1‑3, Barcelona, Spain 08034. Pol Soler is a member of the Board.
(8)
Based solely on a Schedule 13G filed on February 11, 2022, Seaya Ventures II, Fondo De Capital Riesgo, Beatriz González Ordóñez and José Maria Múgica Murga have shared voting power and shared dispositive power over 11,505,865 Class A Shares. Seaya Ventures II, Fondo De Capital Riesgo is the record holder, and Ms. Beatriz González Ordóñez and Mr. José Marĺa Múgica Murga share investment and dispositive power over the securities held of record by Seaya. The address of the foregoing named beneficial owners is Calle Alcala, numero 54, Madrid, Spain 28014. Ms. González Ordóñez is a member of the Board
(9)
Based solely on information provided by Mr. Mirro, includes (i) 2,127,500 Class A Shares to which Mr. Mirro has sole voting power and (ii) 1,000,000 Class A Shares underlying warrants that are exercisable within 60 days of March 1, 2025 to which Mr. Mirro has sole voting power.

(10)
Based solely on information provided by Inversiones Financieras Perseo, S.L.U.; Iberdrola, S.A., Iberdrola Participaciones S.A.U. and Inversiones Financieras Perseo S.L.U. have shared voting power and shared investment power over 22,838,678 Class A Shares. The address of the foregoing beneficial owners is Plaza Euskadi, 5, Bilbao (Bizkaia), Spain 48009.
(11)
Based on information known to the Company, MINGKIRI, S.L. has shared voting power and shared investment power over 18,832,056 Class A Shares and Marta Santacana Gri has shared voting power and shared investment power over 18,832,056 Class A Shares. Marta Santacana Gri may be deemed the beneficial owner of
(12)
Based on information known to the Company, Consilium, S.L. has sole voting power and sole dispositive power over 17,212,252 Class A Shares. The address of the foregoing named beneficial owner is Plaza Europa 34, Planta 18, L’Hospitalet de Llobregat, Barcelona, Spain 08908.
(13)
Based on information know to the Company, AM Gestió, S.L. has sole voting power over 15,607,439 Class A Shares. The address of the foregoing named beneficial owner is Rossello Street 224, 3. Barcelona, Spain 08008.
(14)
Based solely on information provided by Generac Power Systems, Inc,Generac Power Systems, Inc. has sole voting power over 38,096,057 Class A Shares. The address of the foregoing named beneficial owner is Waukesha – Corporate Headquarters S45W29290 Highway 59 Waukesha, WI 53189.

Significant Changes in Ownership

To our knowledge, other than as provided in the table above, other filings with the SEC, public disclosure and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder during the past three years.

Registered Holders

To our knowledge, 40,413,901 Class A Shares were held by 15 record shareholders with registered addresses in the United States. To our knowledge, no Class B Shares were held by record shareholders with registered addresses in the United States.

Change in Control Arrangements

We are not aware of any arrangement that may at a subsequent date result in a change of control of our Company.

B.
Related Party Transactions

The following includes, among other information, a description of related party transactions, as defined under Item 7.B of Form 20‑F, since January 1, 2024.

Private Placement Equity Offerings

On August 5, 2024, we closed a private placement of Class A Shares, pursuant to which we sold 36,334,277 Class A Shares for aggregate gross proceeds of $45 million (€ 41.6 Million) to certain existing investors and strategic partners at a price of $1.24 per share. Pursuant to the registration rights we agreed to as part of the private placement, we filed a registration statement for the resale of the Class A Shares purchased in the private placement on September 5, 2024.

On February 21, 2025, we closed a private placement of Class A Shares, pursuant to which we sold 26,707,142 Class A Shares for aggregate gross proceeds of $9.9 million (€ 9.4 million) to certain existing investors and strategic partners at a price of $0.37 per share.

Iberdrola

Iberdrola S.A. (together with its affiliates, “Iberdrola”) is the indirect owner of 100% of the interests in Inversiones Financieras Perseo, S.L. (“Perseo”) a greater than 5% shareholder of Wallbox.

In June 2021, we entered into a lease with a subsidiary of Iberdrola for Company offices located in Barcelona. The lease agreement provides for a monthly payment to be annually updated. This lease agreement covers the period until August 2032. During the year ended December 31, 2024, the Company's cost was an aggregate of €624 thousand in rent and other expenses under the lease agreement. The cost in the year ended December 31, 2023 amounted to €616 thousand.

In July 2020, Iberdrola entered into Letter of Intent to purchase Supernova charging stations from Wallbox. The terms of this letter of intent, in which Iberdrola expressed its interest in purchasing 6,500 Supernova chargers and, in 2022, expressed an interest to increase the number of public use chargers it plans to purchase for a total of 10,000 chargers. As of December 31, 2024, 113 public chargers were already sold to Iberdrola under the letter of intent.

In the normal course of business, we enter into transactions and commercial arrangements with affiliates of Iberdrola, which, for the year ended December 31, 2024, involved sales of our chargers in an aggregate amount of €6.1 million which represents the same purchase price as is sold to unrelated third parties.

On September 27, 2021, we, as buyer, entered into a Power Purchase Agreement (“PPA”) with Iberdrola Clientes, S.A.U. (“Iberdrola Clientes”), a Spanish limited liability company and affiliate of Iberdrola, as seller, for the supply of renewable energy to meet the energy demands of our Zona Franca factory located in Poligono Industrial Zona Franca Calle D, 26‑08040 Barcelona, Spain (the “Zona Franca Factory”). Pursuant to the PPA, Iberdrola Clientes installed, commissioned and operates certain photovoltaic facilities (the “Facilities”). The Facilities are considered a “self‑consumption” facility and as such, Iberdrola Clientes is entitled to market any excess energy generated by the Facilities that remain after our Zona Franca Factory’s energy needs have been met. The PPA has an initial term of ten (10) years and is renewable for an additional period of fifteen (15) years. In the fiscal year ended December 31, 2024, we paid Iberdrola Clientes €68,000 under this agreement.

On October 5, 2021, Enric Asunción Escorsa furnished a letter to Perseo pursuant to which Mr. Asunción agreed to take best efforts to support the election of the director Perseo designates under the designation right Perseo has for so long as it owns shares representing 3% of our outstanding share capital. David José Mesonero Molina currently serves as such director designee on the Board.

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

Dividend Policy

We have not paid any cash dividends on our shares to date and do not intend to pay cash dividends. For the foreseeable future, we intend to retain all available funds and any future earnings to fund the development and expansion of our business. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of the Business Combination. Under Dutch law, we may only pay dividends to the extent our equity (eigen vermogen) exceeds the sum of its paid up and called up part of its issued capital and the reserves which must be maintained pursuant to the law and (if it concerns a distribution of profits) after adoption by the General Meeting of the annual accounts from which it appears that such distribution is permitted. Subject to such restrictions, any future determination to pay dividends will be at the discretion of the Board. The Board may decide that all or part of the remaining profits shall be added to the reserves. After such reservation, any remaining profit will be at the disposal of the General Meeting. The Board may resolve to make interim distributions on Shares, subject to certain requirements, and with observance of (other) applicable statutory provisions, without the approval of the General Meeting. However, we do not anticipate paying any dividends on our shares for the foreseeable future.

We have not declared or paid dividends in the years ended December 31, 2022, 2023 and 2024.

Significant Changes

Please refer to Note 27, “Events After the Reporting Period,” within our consolidated financial statements included elsewhere in this Annual Report for details regarding events subsequent to the reporting period.

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

U.S. Treasury Department guidance indicates that the Class A Shares, which are listed on the NYSE, are readily tradable on an established securities market in the United States. Thus, we believe that any dividends that we pay on the Class A Shares will be potentially eligible for the lower tax rates. U.S. Holders should consult their own tax advisors regarding the availability of the lower tax rates for dividends paid with respect to Class A Shares.

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

Interest Rate Risk

We are exposed to interest rate risk from possible losses due to changes in the fair value or the future cash flows of a financial instrument because of fluctuations in market interest rates. A hypothetical 10% change in interest rates would mean an increase (decrease) in profit or loss for the years ended December 31, 2024, December 31, 2023 and 2022 by €2,027 thousand, €1,951 thousand and €1,317 thousand, respectively. See Note 26.b “Market Rate Risk — Interest rate risk” for additional information.

Foreign Currency Risk

We have foreign currency risks related to its revenue and operating expenses denominated in currencies other than the Euro, causing both its revenue and its operating results to be impacted by fluctuations in the exchange rates.

Gains or losses from the revaluation of certain cash balances, accounts receivable balances and intercompany balances that are denominated in these currencies impact our net loss. A hypothetical decrease in all foreign currencies against the Euro of 10% would not result in a material foreign currency loss on foreign‑denominated balances, for the years ended December 31, 2024, 2023 and 2022, except for the USD currency (please refer to Note 26.b, “Market Rate Risk--Currency risk”). As our global operations expand, our results may be more materially impacted by fluctuations in the exchange rates of the currencies in which it does business.

At this time, we do not enter into financial instruments to hedge its foreign currency exchange risk, but it may in the future.

Other Market Price Risk

We held €25,303, €5,187 thousand and €5,030 thousand of investments in funds as of December 31, 2024, December 31, 2023 and December 31, 2022, respectively, that have been measured at fair value through profit or loss (please refer to Note 13, “Financial Assets and Financial Liabilities”). We also hold investments in funds measured at fair value through other comprehensive income (please refer to Note 13, “Financial Assets and Financial Liabilities”) that amounted to €275 thousand, €239 thousand and €239 thousand as of December 31, 2024, December 31, 2023, and 2021, respectively, and therefore the exposure is evaluated as not significant. Additionally, we have derivative warrant liabilities (please refer to Note 13, “Financial Assets and Financial Liabilities”) that were subject to an adjustment of €1,081 thousand recognized as an income in the consolidated statement of profit or loss of 2024.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a‑15e and 15d‑15(e) under the Exchange Act) that are designed to ensure that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2024. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as a result of the material weaknesses in our internal control over financial reporting described below, the design and operation of our disclosure controls and procedures were not effective as of December 31, 2024.

Plan for remediating Material Weaknesses

As previously reported, in connection with the audits of our consolidated financial statements for each of the years ended December 31, 2023 and 2022, our management and independent registered public accounting firm identified material weaknesses in our internal control over financial reporting as it relates to the year ended December 31, 2024. These material weaknesses related to:

(a) Lack of sufficient personnel in the finance team with an appropriate level of knowledge and experience in the application of International Financial Reporting Standards (IFRS) in relation to complex accounting transactions, and in the application of other IFRS matters such as goodwill impairment testing.

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

Remediation Plan

To address these material weaknesses, we have made and are continuing to make several changes to our program and controls. We are proceeding with the remediation plan established last year, which remains in progress and includes:

(a) We are actively hiring strong talent to the team and have engaged and we will continue engaging third party experts to ensure that we get the appropriate level of knowledge and experience in the application of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”), relating to both complex accounting transactions, such as accounting for business combinations, share based payments, and also in the application of other IFRS matters, such as goodwill impairment testing and purchase price allocation.

(b) In February 2025 we have appointed a CIO who will work with our Head of Finance Systems & Transformation and external advisors to implement new procedures and general IT controls and controls over the completeness and accuracy of reports used in controls including:

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

- Developing and maintaining policy documentation underlying ITGCs to promote knowledge transfer upon personnel and function changes.

- Implementing an IT management review and testing plan to monitor ITGCs with a specific focus on systems supporting our financial reporting processes.

(c) We have acquired and implemented a new software application to facilitate proper monitoring and supervision of the accounting and reporting procedures. This new software has been launched in February 2025.

We recognize that additional measures may be necessary to remediate the material weaknesses or to adjust the remediation plans outlined above. We will not be able to confirm the successful remediation of these weaknesses until the relevant controls have been thoroughly implemented, have operated effectively for a sufficient period, and have been validated through formal testing.

While we are committed to addressing these weaknesses as effectively and efficiently as possible, the timeline and ultimate success of our remediation efforts cannot be guaranteed at this stage. We will continue to monitor the design and operational effectiveness of our processes, procedures, and controls, and we will implement any further changes that management deems appropriate to strengthen our internal control environment.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting (as such term is defined in Rule 13a‑15(f) and 15d‑15(f) under the Exchange Act). Our management, with the participation of the Chief Executive Officer and the Chief Financial Officer, conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2024 based on the criteria set forth in “Internal Control — Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that, as of December 31, 2024, our internal control over financial reporting was not effective due to the material weaknesses described above.

Attestation Report of Independent Registered Public Accounting Firm

This Annual Report does not include an attestation report of our registered public accounting firm due to an exemption by the JOBS act for “emerging growth companies” as defined under the rules and regulations of the SEC.

Changes in Internal Control over Financial Reporting

Except for the remediation efforts described above being taken to address the material weaknesses, during the year ended December 31, 2024 , there were no other changes in our internal control over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

The Board has determined that Justin Mirro, Donna J. Kinzel and Beatriz González Ordóñez each satisfy the “independence” requirements set forth in Rule 10A‑3 under the Exchange Act. The Board has also determined that Donna J. Kinzel is considered an “audit committee financial expert” as defined in Item 16A of Form 20‑F under the Exchange Act.

Item 16B. Code of Ethics

We adopted a Code of Ethics & Conduct that applies to all of its employees, officers and directors, including those officers responsible for financial reporting. Our Code of Ethics & Conduct is available on our website (www.Wallbox.com). We intend to disclose any amendment to the code, or any waivers of its requirements, on its website to the extent required under applicable law, rules, regulations or stock exchange requirements. The information contained on our website is not incorporated by reference in this Annual Report. We granted no waivers under our Code of Business Conduct and Ethics in 2024.

Item 16C. Principal Accountant Fees and Services

Ernst & Young, S.L. (“EY”) acted as the independent registered public accounting firm of Wallbox for the fiscal years ended December 31, 2024 and 2023. The table below sets out the total amount incurred, for services performed in the years ended December 31, 2024 and 2023, and breaks down these amounts by category of service:

	2024	2023
	(€ in thousands)
Audit fees	1,644	1,435
Other fees	—	—
Tax fees	—	—
Total	1,644	1,435

Audit fees

Audit fees for the years ended December 31, 2024 and 2023 include the audit of our annual financial statements and services that are provided by the independent registered public accounting firm in connection with statutory and regulatory filings or engagements for those fiscal years.

Other fees

No other fees for the years ended December 31, 2024 and 2023 have been incurred.

Tax fees

No tax fees for the years ended December 31, 2024 and 2023 have been incurred.

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

We currently follow and intend to continue to follow the foregoing governance practices and not avail ourselves of the independence exemptions afforded to foreign private issuers under the NYSE rules. Our Board has determined that nine of its eleven board members qualify as independent under the NYSE rules applicable to members of the board of directors. We, however intend to rely on this “foreign private issuer exemption” with respect to NYSE rules requiring shareholder approval as described below. We may in the future, however, decide to use other foreign private issuer exemptions with respect to some or all of the other NYSE listing requirements. Following our home country governance practices may provide less protection than is accorded to investors under the NYSE listing requirements applicable to domestic issuers.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

We adopted an Insider Trading Policy that applies to our directors, executive officers, employees and certain consultants and contractors. We believe it has been reasonably designed to promote compliance with insider trading laws, rules and regulations, and applicable Nasdaq listing standards. Our insider trading policy and procedures prohibit our directors, officers, employees, consultants and contractors from trading in our securities while in possession of material, non-public information, among other things.

The foregoing description of the Insider Trading Policy does not purport to be complete and is qualified in its entirety by the terms and conditions of the Insider Trading Policy, a copy of which is attached hereto as Exhibit 11 and is incorporated herein by reference.

Item 16K. Cybersecurity

Cybersecurity Risk Management and Strategy

We have developed and implemented a cybersecurity risk management program aimed at protecting the confidentiality, integrity, and availability of our critical systems and information. Our cybersecurity risk management program is based on threat assessment, maturity assessment and technical reviews, and is addressed to continually improve the cybersecurity incident response plan, risk mitigation and business continuity plan.

We design and assess our program based on internationally recognized cybersecurity standards, specifically ISO27001:2022.

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

Risk Management (ERM) framework.

We have integrated cybersecurity processes into our overall risk management approach in the following ways:

1.
Governance & Oversight
2.
Risk Assessment & Monitoring
3.
Incident Response & Mitigation
4.
Compliance & Regulatory Alignment

Engagement of Third Parties and Oversight of Cybersecurity Risks in Third-Party Service Providers

At Wallbox, we recognize the critical role that third-party assessments and oversight play in maintaining a strong cybersecurity posture. Our approach to engaging external expertise and managing cybersecurity risks from third-party service providers includes the following:

1.
Engagement of Third-Party Assessors, Consultants, and Auditors
2.
Processes to Identify and Manage Cybersecurity Risks from Third-Party Service Providers

Cybersecurity Risk Management Responsibilities and Oversight.

At Wallbox, cybersecurity risk management is a shared responsibility across multiple leadership roles and governance bodies, ensuring effective assessment, mitigation, and response to cybersecurity threats.

1. Management Positions and Committees Responsible for Cybersecurity Risk Assessment and Management

Wallbox has a dedicated governance structure for cybersecurity risk management, including:

•
Board of Directors (Cybersecurity Oversight)
•
Chief Information Officer (CIO)
•
Information Security Manager
•
Risk & Compliance Committee

2. Processes for Cybersecurity Risk Monitoring, Prevention, Detection, Mitigation, and Remediation

•
Cybersecurity Risk Reporting
•
Incident Response & Monitoring
•
Security Awareness & Training
•
Continuous Improvement & Compliance

Our Business Continuity Plan basis includes:

•
Risk Mitigation and Continuity Strategies:
We have identified critical business functions and systems that require protection and swift recovery. Our continuity strategies ensure minimal operational downtime and quick restoration of services following an incident.
•
Recovery Procedures:
The BCP outlines clear procedures for system and data restoration, including recovery time objectives (RTOs) and recovery point objectives (RPOs) for key services. This ensures that our organization can recover effectively while maintaining data integrity and service continuity.
•
Regular Testing and Updates:
To remain resilient, our BCP is subject to regular testing through drills and simulations. These tests help us verify the effectiveness of our recovery procedures and update the plan to reflect changes in our infrastructure, emerging threats, and evolving business needs.

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

Item 18. Financial Statements

The audited consolidated financial statements as required under Item 18 are attached hereto starting on page F‑1 of this Annual Report and are incorporated herein by reference. The audit report of BDO Bedrijfsrevisoren BV, Zaventem, Belgium, PCAOB ID: 1432, and of Ernst and Young, S.L., Raimundo Fernandez Villaverde 65, Madrid, PCAOB ID: 1461, independent registered public accounting firms, are included herein preceding the audited consolidated financial statements.

Item 19. Exhibits

Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed/ Furnished
1.1	Articles of Association of Wallbox N.V.	6‑K	001‑40865	3.1	10/04/2021
2.1	Description of Securities					*
2.2	Form of Subscription Agreement dated June 9, 2021	F‑1	333‑260652	10.1	11/01/2021
2.3	Form of Subscription Agreement dated September 29, 2021	F‑1	333‑260652	10.2	11/01/2021
2.4	Warrant Assignment, Assumption and Amended & Restated Agreement dated October 1, 2021	F‑1	333‑260652	4.1	11/01/2021
2.5	Form of Subscription Agreement dated November 29, 2022	20-F	001-40865	2.5	03/31/2023
2.6	Warrant Agreement, dated February 9, 2023, by and between Wallbox N.V. and Banco Bilbao Vizcaya Argentaria, S.A.	20-F	001-40865	2.6	03/31/2023
2.7	Subscription Agreement, dated February 9, 2023, by and between Wallbox N.V. and Banco Bilbao Vizcaya Argentaria, S.A.	20-F	001-40865	2.7	03/31/2023
2.8	Form of Subscription Agreement, dated June 2023	6-K	001-40865	10.1	06/02/2023
2.9	Form of Subscription Agreement, dated December 2023	6-K	001-40865	2.1	12/04/2023
2.10	Subscription Agreement dated as of November 29, 2023 with Generac Power Systems, Inc.	6-K	001-40865	2.2	12/04/2023
4.1	Business Combination Agreement, dated as of June 9, 2021, by and among Kensington Capital Acquisition Corp. II, Wall Box Chargers, S.L., Wallbox B.V. and Orion Merger Sub Corp	F‑1	333‑260652	2.1	11/01/2021
4.2	Registration Rights Agreement and Lock‑up Agreement, dated October 1, 2021	F‑1	333‑260652	10.4	11/01/2021
4.3†	Wallbox N.V. 2021 Equity Incentive Plan	6‑K	001‑40865	10.3	10/4/2021
4.4†	Wallbox N.V. Amended & Restated 2021 Employee Stock Purchase Plan	20-F	001-40865	4.4	03/31/2023
4.5†	2018 Legacy Stock Option Program for Management	S‑8	333‑263795	99.3	03/23/2022
4.6†	2020 Legacy Stock Option Program for Employees	S‑8	333‑263795	99.4	03/23/2022
4.7†	2018 Legacy Stock Option Program for Founders					*
4.8†	Subrogation, Assignment and Plan Amendment Agreement dated September 29, 2021	S‑8	333‑263795	99.6	03/23/2022
4.9	Side Letter from Enric Asunción Escorsa to Inversiones Financieras Perseo, S.L. dated October 5, 2021	F‑1	333‑260652	10.7	11/01/2021
4.10	Lease Agreement, dated September 24, 2021, by and between Forum Drive Industrial Properties, LLC and Wallbox USA Inc.	POS AM	333‑260652	10.12	09/28/2022
4.11	Lease Agreement, dated March 5, 2021, by and between Consorcio de la Zona Franca de Barcelona and Wall Box Chargers, S.L. (translated into English from its original text in Spanish)	20-F	001-40865	4.11	03/31/2023
4.12	Power Purchase Agreement, dated September 27, 2021, by and between Iberdola Clientes, S.A.U. and Wall Box Chargers, S.L.	20-F	001-40865	4.12	03/31/2023
4.13	Lease Agreement, dated August 11, 2021, by and between Iberdola Inmobiliaria Patrimonio, S.A.U. and Wall Box Chargers, S.L.	20-F	001-40865	4.13	03/31/2023
4.14#	Facility Agreement, dated February 9, 2023, by and among Wall Box Chargers, S.L.U., Wallbox N.V. and Banco Bilbao Vizcaya Argentaria, S.A.	20-F	001-40865	4.14	03/31/2023
4.15	Equity Distribution Agreement, dated April 3, 2023, by and among Wallbox N.V., Canaccord and Oppenheimer	6-K	001-40865	1.1	04/03/2023

Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed/ Furnished
4.16#	Asset Purchase Agreement dated October 17, 2023, by and between Pulsar Chargers GmbH as Purchaser and ABL GmbH as Seller, dated October 17, 2023.	6-K	001-40865	4.1	10/18/2023
4.17#	Investment and Shareholders’ Agreement dated December 15, 2023, by and between Wall Box Chargers S.L.U. and greenmobility invest 2 GmbH.	6-K	001-40865	4.1	12/18/2023
4.18	Letter Agreement, dated December 13, 2023, between Generac Power Systems, Inc and Wallbox N.V.	20-F	001-40865	4.18	03/21/2024
4.19	Letter Agreement, dated December 13, 2023, between Kariega Ventures, S.L. and Wallbox N.V.	20-F	001-40865	4.19	03/21/2024
4.20#

Financing Agreement, dated October 16, 2023, by and among Wall Box Chargers, S.L.U., Wallbox N.V., Wallbox USA, Inc., Instituto de Crédito Oficial E.P.E., Institut Català De Finances, Mora Banc Grup SA, EBN Banco De Negocios, S.A., and EBN Banco De Negocios, S.A.

		20-F	001-40865	4.20#	03/21/2024
4.21#	Financing Agreement, dated October 16, 2023, by and among Wallbox USA, Inc., Wallbox N.V., Wallbox Chargers, S.L.U., Compañía Española de Financiación del Desarrollo, and Cofides, S.A., S.M.E.	20-F	001-40865	4.21#	03/21/2024
4.22

Framework debt reorganization agreement, dated November 11, 2024, by and among Wall Box Chargers, S.L.U.,Wallbox N.V., Wallbox USA, Inc., AR Electronics Solutions, S.L.U., Banco Bilbao Vizcaya Argentaria, S.A., and Banco Santander, S.A.

*
4.23

Non-extinguishing modifying novation of a framework debt reorganization agreement, dated April 08, 2025, by and among Wall Box Chargers, S.L.U.,Wallbox N.V., Wallbox USA, Inc., AR Electronics Solutions, S.L.U., Banco Bilbao Vizcaya Argentaria, S.A., Banco Santander, S.A., Caixabank, S.A., EBN Banco, S.A.,Instituto de Crédito Oficial E.P.E., Institut Català De Finances, Mora Banc Grup SA and Compañia Española de Financiación del desarrollo, Cofides, S.A., S.M.E.

*
8.1	List of Subsidiaries					*
11.1	Insider Trading Policy					*
12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002					*
12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002					*
13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes‑Oxley Act of 2002					**
13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes‑Oxley Act of 2002					**
15.1	Consent of BDO Bedrijfsrevisoren BV, independent registered public accounting firm					*
15.2	Consent of Ernst and Young, S.L., independent registered public accounting firm					*
20.1	Non‑binding Letter of Intent, dated July 31, 2020, by Iberdola Clientes, S.A.U, to Wall Box Chargers S.L.(translated into English from its original text in Spanish)	F-1	333-260652	20.1	11/01/2021
97.1	Compensation Recovery Policy					*
101.1	Inline XBRL Document Set for the consolidated financial statements and accompanying notes in Part III, Item 18, Financial Statements of this Annual Report on Form 20-F					*
104	Inline XBRL for the cover page of this Annual Report on Form 20‑F, included in the Exhibit 101 Inline XBRL Document Set					*

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

Wallbox N.V.

Date:	May 6, 2025	By:	/s/ Enric Asunción Escorsa
Enric Asunción Escorsa
Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Wallbox, N.V.:

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Wallbox, N.V. and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of profit and loss and other comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2024 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with the International Financial Reporting Standards as issued by the International Standard Board.

The Company’s Ability to Continue as Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred recurring losses from operations and there remains an inherent material uncertainty in relation to the achievement of forecasted results and cash flows and the successful negotiation of waivers in the event of covenant breaches. This indicates that substantial doubt exists about the Company’s ability to continue as a going concern.

Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 2. The consolidated financial statements do not include any adjustment that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

May 6, 2025

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Wallbox N.V.

Barcelona, Spain

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows of Wallbox N.V. (the “Company”) for the year ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Zaventem, Belgium

March 30, 2023

WALLBOX N.V.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS AT DECEMBER 31, 2024 AND 2023

(In thousand Euros)	Notes	December 31, 2024	December 31, 2023
Assets
Non-Current Assets
Property, plant and equipment	8	67,848	76,183
Right-of-use assets	9	32,175	35,423
Intangible assets	10 a)	76,101	94,049
Goodwill	10 b) and 11	11,178	13,385
Non-current financial assets	13	1,350	1,521
Tax credit receivables	24	6,047	6,056
Total Non-Current Assets		194,699	226,617
Current Assets
Inventories	14	70,082	92,478
Trade and other financial receivables	13	29,671	43,416
Other receivables	24	5,866	8,429
Other current financial assets	13	26,110	5,810
Other current assets and deferred charges		2,007	1,276
Advance payments	14	4,595	4,357
Cash and cash equivalents	15	20,036	101,158
Total Current Assets		158,367	256,924
Total Assets		353,066	483,541
Equity and Liabilities
Equity
Share capital	16	55,243	50,352
Share premium	16	531,113	481,615
Accumulated deficit	16	(569,175)	(420,195)
Other equity components	16	34,835	32,149
Foreign currency translation reserve	16	12,784	5,868
Total Equity attributable to owners of the Company		64,800	149,789
Non-controlling interest		(2,222)	22
Total Equity		62,578	149,811
Liabilities
Non-Current Liabilities
Loans and borrowings	13	66,659	80,861
Lease liabilities	9 and 13	31,742	34,063
Provisions	17	3,064	13,836
Government grants	18	7,216	4,849
Deferred tax liabilities	24	3,412	9,347
Long term deferred income	19	2,644	—
Total Non-Current Liabilities		114,737	142,956
Current Liabilities
Loans and borrowings	13	131,810	126,496
Derivative warrants liabilities	13	2,168	3,119
Lease liabilities	9 and 13	4,664	4,914
Trade and other financial payables	13	29,052	45,081
Other payables	24	3,071	6,209
Provisions	17	2,349	1,752
Government grants	18	585	551
Contract liabilities	19	2,052	2,652
Total Current Liabilities		175,751	190,774
Total Liabilities		290,488	333,730
Total Equity and Liabilities		353,066	483,541

The accompanying notes form an integral part of these consolidated financial statements.

WALLBOX N.V.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(In thousand Euros except per share data)	Notes	December 31, 2024	December 31, 2023	December 31, 2022
Revenue	19	163,943	143,769	144,185
Changes in inventories and raw materials and consumables used	20	(107,920)	(95,503)	(85,605)
Employee benefits	21	(71,488)	(81,236)	(88,814)
Other operating expenses	20	(54,089)	(59,788)	(91,555)
Amortization and depreciation	8, 9 and 10	(37,873)	(28,443)	(18,890)
Impairment of assets	11	(26,415)	—	—
Net other income	20	25	14,260	1,844
Operating Loss		(133,817)	(106,941)	(138,835)
Financial income	22	1,945	1,472	2,307
Financial expenses	22	(23,680)	(15,247)	(7,998)
Change in fair value of derivative warrant liabilities	13	1,081	6,476	80,748
Foreign exchange gains/(losses)	22	(4,044)	1,466	(3,618)
Financial Results		(24,698)	(5,833)	71,439
Share of loss of equity-accounted investees		—	—	(330)
Loss before Tax		(158,515)	(112,774)	(67,726)
Income tax credit	24	6,723	703	4,926
Loss for the Year		(151,792)	(112,071)	(62,800)
Attributable to:
Equity holders of the Company		(148,980)	(112,068)	(62,800)
Non-controlling interest		(2,812)	(3)	—
Earnings per share
Basic and diluted losses per share (euros per share)	23	(0.66)	(0.60)	(0.38)
Loss for the Year		(151,792)	(112,071)	(62,800)
Other comprehensive (loss)/income
Other comprehensive (loss)/income that may be reclassified to profit or loss in subsequent periods
Currency translation differences in foreign operations, net of tax		6,916	(4,729)	7,996
Changes in the fair value of debt instruments at fair value through other comprehensive income, net of tax		36	—	(9)
Net other comprehensive (loss)/income that may be reclassified to profit or loss in subsequent periods		6,952	(4,729)	7,987
Other comprehensive income/(loss) for the year		6,952	(4,729)	7,987
Total comprehensive loss for the year		(144,840)	(116,800)	(54,813)

The accompanying notes form an integral part of these consolidated financial statements.

WALLBOX N.V.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

		Attributable to owners of the Company
						Foreign
					Other	currency		Non-
		Share	Share	Accumulated	equity	translation		controlling	Total
(In thousand Euros)	Notes	capital	premium	deficit	components	reserve	Total	interest	Equity
Balance at January 1, 2022		44,480	322,391	(243,896)	5,496	2,601	131,072	—	131,072
Total comprehensive (loss)/income for the year
Loss for the year		—	—	(62,800)	—	—	(62,800)	—	(62,800)
Other Comprehensive (loss)/income for the year		—	—	—	(9)	7,996	7,987	—	7,987
Total comprehensive income for the year		—	—	(62,800)	(9)	7,996	(54,813)	—	(54,813)
Transactions with owners of the Company
Contribution of equity (Private placement)	16	981	40,745	—	—	—	41,726	—	41,726
Contribution of equity (Ares acquisition)		84	6,216	—	—	—	6,300	—	6,300
Contribution of equity (Electromaps acquisition)	13	20	1,480	—	—	—	1,500	—	1,500
Contribution of equity (Execution of options and warrants)	16	204	7,408	—	(1,291)	—	6,321	—	6,321
Share based payments	21	—	—	—	34,837	—	34,837	—	34,837
Business Combinations to be settled in equity instruments	16	—	—	—	2,207	—	2,207	—	2,207
Total contributions and distributions		1,289	55,849	—	35,753	—	92,891	—	92,891
Total transactions with owners of the Company		1,289	55,849	(62,800)	35,744	7,996	38,078	—	38,078
Balance at December 31, 2022		45,769	378,240	(306,696)	41,240	10,597	169,150	—	169,150
Total comprehensive (loss)/income for the year
Loss for the year		—	—	(112,068)	—	—	(112,068)	(3)	(112,071)
Other Comprehensive (loss)/income for the year		—	—	—	—	(4,729)	(4,729)		(4,729)
Total comprehensive income for the year		—	—	(112,068)	—	(4,729)	(116,797)	(3)	(116,800)
Transactions with owners of the Company
Contribution of equity (Private placement)	16	3,503	70,739	—	—	—	74,242	—	74,242
Contribution of equity (Coil acquisition)		33	2,284	—	(2,317)	—	—	—	—
Contribution of equity (ATM)	13	316	5,790	—	—	—	6,106	—	6,106
Contribution of equity (Execution of options and warrants)	16	731	24,562	—	(23,446)	—	1,847	—	1,847
Share based payments	21	—	—	—	16,672	—	16,672	—	16,672
Non-controlling interest on acquisition of subsidiary		—	—	—	—	—	—	25	25
Other movements		—	—	(1,431)	—	—	(1,431)	—	(1,431)
Total contributions and distributions		4,583	103,375	(1,431)	(9,091)	—	97,436	25	97,461
Total transactions with owners of the Company		4,583	103,375	(113,499)	(9,091)	(4,729)	(19,361)	22	(19,339)
Balance at December 31, 2023		50,352	481,615	(420,195)	32,149	5,868	149,789	22	149,811
Total comprehensive (loss)/income for the year
Loss for the year		—	—	(148,980)	—	—	(148,980)	(2,812)	(151,792)
Other Comprehensive (loss)/income for the year		—	—	—	36	6,916	6,952	—	6,952
Total comprehensive income for the year		—	—	(148,980)	36	6,916	(142,028)	(2,812)	(144,840)
Transactions with owners of the Company
Contribution of equity (Private placement)	16	4,360	37,045	—	—	—	41,405	—	41,405
Contribution of equity (Ares acquisition)	16	45	410	—	(473)	—	(18)	—	(18)
Contribution of equity (ATM)	16	9	34	—	—	—	43	—	43
Contribution of equity (Execution of options and warrants)	16	472	12,458	—	(12,135)	—	795	—	795
Share based payments	21	—	—	—	3,826	—	3,826	—	3,826
Others		5	(449)	—	—	—	(444)	—	(444)
Other movements (Notes 6 and 17)		—	—	—	11,432	—	11,432	568	12,000
Total contributions and distributions		4,891	49,498	—	2,650	—	57,039	568	57,607

Total transactions with owners of the Company		4,891	49,498	(148,980)	2,686	6,916	(84,989)	(2,244)	(87,233)
Balance at December 31, 2024		55,243	531,113	(569,175)	34,835	12,784	64,800	(2,222)	62,578

The accompanying notes form an integral part of these consolidated financial statements.

WALLBOX N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(In thousand Euros)	Notes	December 31, 2024	December 31, 2023	December 31, 2022
Cash flows from Operating Activities

Loss for the Year		(151,792)	(112,071)	(62,800)
Adjustments for:
Amortization and depreciation	8, 9 and 10	37,873	28,443	18,890
Impairment of assets	11	26,415	—	—
Expected credit loss for trade and other receivables	13 and 20	2,088	1,893	3,873
Impairments of inventories	20	6,318	999	1,575
Impairments of financial assets		—	—	1,411
Change in provisions	17	156	2,426	1,737
Government grants	18	(1,198)	(1,706)	(718)
Financial income	22	(1,945)	(1,472)	(2,307)
Financial expenses	22	23,680	15,247	6,743
Change in fair value of derivative warrant liabilities	13	(1,081)	(6,476)	(80,748)
Exchange differences	22	4,044	(1,466)	3,618
Income tax credit	24	(6,723)	(703)	(4,926)
Share based payments expense	21	3,826	16,672	32,625
Results from disposals of property, plant and equipment	20	1,384	—	—
Share of loss of equity accounted associates		—	—	330
Negative Goodwill	20	—	(11,166)	—
Proceeds from government grants		6,374	6,329	479
Changes in
- inventories		11,677	23,553	(73,622)
- trade and other financial receivables		10,580	2,703	(11,801)
- other assets		(19,125)	1,227	7,297
- trade and other financial payables		(6,127)	(30,417)	21,723
- contract liabilities		2,044	1,885	329

Net cash used in operating activities		(51,532)	(64,100)	(136,292)
Cash flows from Investing Activities

Investment in equity-accounted investees		—	—	(714)
Loans granted to equity-accounted investees		—	—	(140)
Acquisition of intangible assets	10	(27,247)	(32,178)	(27,384)
Acquisition of property, plant and equipment	8	(8,244)	(12,236)	(37,795)
Acquisition of financial assets at fair value through profit or loss		—	—	(12,450)
Proceeds from sale of financial assets at fair value through profit or loss		—	248	64,994
Acquisition of subsidiaries, net of cash acquired	6	(3,970)	(9,979)	(470)

Net cash used in investing activities		(39,461)	(54,145)	(13,959)

The accompanying notes form an integral part of thes e consolidated financial statements.

WALLBOX N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(In thousand Euros)	Notes	December 31, 2024	December 31, 2023	December 31, 2022
Cash flows from Financing Activities

Proceeds from issuing equity instruments (ATM)	16	43	6,106	—
Proceeds from issuing equity instruments (Private placement)	16	41,405	74,242	41,726
Proceeds from issuing equity instruments (Warrants conversions and others)	13 and 16	333	1,847	4,641
Proceeds from loans	13	759,526	419,471	291,204
Repayments of loans	13	(770,956)	(337,977)	(218,902)
Repayments of related parties loans		—	—	(42)
Interest paid of convertible bonds		—	—	(223)
Payment of principal portion of lease liabilities	9	(5,846)	(2,809)	(2,191)
Payment of interest on lease liabilities	9	(1,911)	(1,341)	(1,267)
Interest and bank fees paid	22	(19,639)	(18,908)	(3,199)

Net cash from financing activities		2,955	140,631	111,747

Net increase in cash and cash equivalents		(88,038)	22,386	(38,504)
Cash and cash equivalents at beginning of year		101,158	83,308	113,865
Exchange gains/(losses)		6,916	(4,536)	7,947

Cash and cash equivalents at 31 December		20,036	101,158	83,308

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

Wallbox is the Parent of the Group. The Group’s principal subsidiaries as of December 31, 2024, 2023 and 2022 are set out in Note 28. Unless otherwise stated, their share capital consists solely of ordinary shares which are held directly by the Group, and the proportion of ownership interests held equals the voting rights held by the Group.

Wallbox is listed on the New York Stock Exchange with the ticker WBX.

2. BASIS OF ACCOUNTING

These consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

These consolidated financial statements are approved and authorized for issuance on behalf of the Company’s board of directors on May 6, 2025.

Refer to Note 5 for details of the Group’s significant accounting policies.

Disclosures in respect of the years ended December 31, 2024 and 2023 are presented as have been previously reported.

Going Concern Assumption and Financial Position

Going concern

The accompanying consolidated financial statements of the Group have been prepared under the going concern assumption. This basis of presentation presumes that the Group will continue its operations for a period of at least twelve months from the issuance date of these financial statements, and that it will be able to realize assets and discharge liabilities in the ordinary course of business. Additional details are provided below.

Wallbox has historically incurred net losses and significant cash outflows from operating activities, reflecting its investment in the development of electric vehicle charging solutions and the establishment of commercial operations globally. For the fiscal year ended December 31, 2024, the Group recorded a consolidated net loss of Euros 151,792 thousand and net cash used in operations of Euros 51,532 thousand. As of December 31, 2024, the Group had an accumulated deficit of Euros 569,175 thousand and positive total equity of Euros 62,578 thousand. The Group held Euros 46,146 thousand in cash, cash equivalents, and financial investments as of year-end.

The Group has financed its operations through a combination of bank borrowings and equity issuances. As of December 31, 2024, total borrowings amounted to Euros 198,469 thousand (compared to Euros 207,357 as of December 31, 2023). Some of these borrowings are subject to financial covenants, which the Group either complied with as of December 31, 2024 or obtained waivers from the relevant financial institutions.

Financing

On November 11, 2024, the Group entered into a framework agreement with several financial institutions providing an 18-month grace period on debt repayments. Additionally, as part of the agreement, the financial institutions have committed to maintaining the short-term financing agreements (credit lines) in force at least until June 30, 2026 with a limit of Euro 84.2 million. The agreement included a clause requiring adherence from all relevant lenders by May 11, 2025. The loan and borrowings outstanding amounts from the lender included in the agreement as of December 31, 2024 amounts to Euro 88.2 million.

WALLBOX N.V.

Notes to the consolidated financial statements

In accordance with IAS 1, the Group classified €9.4 million of borrowings as current liabilities at year-end, as the right to defer payment beyond 12 months was not in place as of December 31, 2024. Additionally, as of year-end, as a result of this classification, there was a breach of financial covenants which resulted in a long-term debt balance of €15 million being reclassified as current liabilities.

On April 8, 2025, all remaining financial institutions adhered to the framework agreement, formalizing the grace period and waiving original financial covenant requirements for 2025, but setting a new requirement of minimum cash of Euro 35 million, amongst other conditions. Additionally, the Group is renegotiated its €15 million bilateral loan with one of the lenders including financial covenants.

Liquidity Forecast

Management has prepared detailed business and liquidity plans, including financial forecasts extending through at least the second quarter of 2026, which demonstrate the Company’s ability to meet its operational and financial obligations as they fall due.

These plans incorporate a number of key assumptions regarding revenue growth (sales volumes), gross margin performance driven by product mix and cost efficiencies, operating expense management, working capital optimization driven by inventory reduction, the ability to raise additional capital as well as renewing short-term credit lines and meeting covenants or obtaining waivers.

As disclosed in Note 27, all of the financial institutions involved in the agreement signed on November 11, 2024, have adhered to the framework agreement on April 8, 2025, which includes the agreed grace period and covenant waivers.

On February 21, 2025, the Company raised €9.9 million via a capital increase.

While management believes the assumptions underlying the forecasts are reasonable and that the Company has a credible plan to execute its strategy, there remains an inherent material uncertainty in relation to the achievement of forecasted operating cashflows, the ability to raise additional capital as well as renewing short-term credit lines and meeting covenants or obtaining waivers. A significant deviation from the business plan, or the inability to secure necessary waivers or alternative financing, could cast significant doubt on the Company’s ability to continue as a going concern. Notwithstanding these uncertainties, based on current forecasts and available resources, management has concluded that the going concern basis of accounting remains appropriate for the preparation of these consolidated financial statements.

The financial statements do not contain any adjustment that would result if the Group were unable to continue as a going concern.

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

Basis of consolidation

These consolidated financial statements comprise the financial statements of the Company and its subsidiaries as of December 31, 2024. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and can affect those returns through its power over the investee. Specifically, the Group controls an investee if, and only if, the Group has the following:

•
Power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee).
•
Exposure, or rights, to variable returns from its involvement with the investee.
•
The ability to use its power over the investee to affect its returns.

WALLBOX N.V.

Notes to the consolidated financial statements

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

Functional and presentation currency

These consolidated financial statements are presented in Euros, which is also the Parent Company’s functional currency. All amounts have been rounded to the nearest unit of thousand Euros, unless otherwise indicated.

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

In accordance with Dutch law, the foreign currency translation reserve as shown on the face of the consolidated statement of financial position is not freely distributable. Furthermore, a free distribution is restricted for the amount of capitalized internal development costs as carried on the consolidated statement of financial position. As at December 31, 2024 the amount of capitalized development costs as carried on the consolidated statement of financial position amounts to Euros 66,308 thousand (2023: Euros 66,408 thousand) as further detailed in Note 10.

3. USE OF JUDGMENTS AND ESTIMATES

We prepare our financial statements in accordance with IFRS, which requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Critical judgement and estimates:

Below is a summary of the areas which involve a greater degree of judgment or complexity, and which have the most significant effect on the amounts recognized in the consolidated financial statements:

•
Going concern

WALLBOX N.V.

Notes to the consolidated financial statements

The Company’s management assesses the going concern of the company on an ongoing basis by estimating the future cash flows and anticipating cash outflows for the following 12 months. The Company’s management makes judgments about the future expected cash outflows and cash inflows based on the budget approved by the Board of Directors. This includes estimates about the expected growth rate, Wallbox’s market share, the gross margins, compliance with covenants, the exercise of warrants and availability of other financial funding from banks. See additional comment regarding Going concern judgement and estimates in Note 2.

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

The Company makes judgments about the allocation of goodwill to each cash generating unit, the process of determining the cash generating units and the recoverability of non-current assets with finite lives whenever events or changes in circumstances indicate that impairment may exist. Recoverability of finite life assets is measured by comparing the carrying amount of the asset to the future undiscounted cash flows the asset is expected to generate. If the asset is impaired, then the amount of any impairment is measured as the difference between the carrying amount and the recoverable amount of the impaired asset. The assumptions and estimates about the future values and remaining useful lives of its non-current assets are complex and subjective. They can be affected by a variety of factors, including external factors such as industry and economic trends, as well as internal factors such as changes in business strategy and internal forecasts.

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

Impairment losses on goodwill and non-current assets were recognized during the year ended December 31, 2024, in the Nordics, ABL, and Wallbox Europe CGUs. For further details, refer to Note 11 to the consolidated financial statements.

•
Capitalization of development costs and determination of the useful life of intangible assets

The Company’s management reviews expenditures, including wages and benefits for employees, incurred on development activities and, based on its judgments of the costs incurred, assesses whether the expenditure meets the capitalization criteria set out in IAS 38 and the intangible assets accounting policy disclosed in Note 5. The Company’s management considers whether additional expenditures on projects relate to maintenance or new development projects. Only qualifying expenditures for new development projects will be capitalized.

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

WALLBOX N.V.

Notes to the consolidated financial statements

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

The assumptions underlying the valuations represent the Company’s best estimates, which involve inherent uncertainties and the application of management judgment. (See Note 21).

•
Income taxes

Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized or whether there are taxable temporary differences that can support any DTAs. In order to determine the amount of the deferred tax assets to be recognized, the directors consider the amounts and dates on which future taxable profits will be obtained and the reversal period for taxable temporary differences. The Company has not recognized deferred tax assets as of December 31, 2024 or December 31, 2023. The key area of judgment is therefore an assessment of whether it is probable that there will be suitable taxable profits against which any deferred tax assets can be utilized. The Company operates in a number of international tax jurisdictions. Further details of the Company’s accounting policy in relation to deferred tax assets are discussed in Note 5.

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

In addition, in 2023, Wallbox issued warrants as part of the new facility agreement with Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”) entered into in February 2023.

WALLBOX N.V.

Notes to the consolidated financial statements

Generac is one of our shareholders who participated in certain capital increases during 2023 and 2024. In 2024, Wallbox has issued new warrants to Generac as part of the agreement in the shareholders funding.

According to management’s assessment, the Public and Private Warrants, BBVA Warrants and Generac Warrants fall within the scope of IAS 32 and have been classified as derivative financial liabilities as they fail the fixed for fixed criterion, amongst others because of their exercise price in a foreign currency (USD) and because of certain redemption clauses in place. Additionally, the Private Warrants can be exercised on a cashless basis in return for a variable number of shares as further detailed in Note 13. In accordance with IFRS 9 guidance, derivatives that are classified as financial liabilities shall be measured at fair value with subsequent changes in fair value to be recognized in profit or loss (refer to Note 13).

Although these estimates made by the Company’s directors were based on the best information available on December 31, 2024, it is possible that events which might take place in the future would result in adjustments being necessary in future years.

4. NEWLY EFFECTIVE AND NEWLY ISSUED BUT NOT YET EFFECTIVE IFRS AND IFRIC.

The standards and interpretations effective during the 2024 and those issued but not yet in force are detailed below:

a) Standards and interpretations effective as of January 1, 2024

• Classification of liabilities as current or non-current and non-current liabilities with Covenants (Amendments to IAS1)

• IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments (Amendments): Disclosures to enhance disclosures on reverse factoring arrangements

• Lease liability in a Sale and Leaseback (Amendment to IFRS 16)

The Group has not had any significant impacts on the consolidated financial statements of 2024.

b) New standards, amendments and interpretations effective and the European Union

• Lack of convertibility (Amendment to IAS 21) [endorsed as of January 1, 2025]

• Classification and measure of financial instruments and Contracts referencing Nature-dependent Electricity (Amendments (Amendments to IFRS 9 and IFRS 7) [endorsed as of January 1,2026]

• IFRS 18 Disclosures of the financial statements [endorsed as of January 1, 2027]

The Group intends to adopt the standards, interpretations, and amendments to the standards issued by the IASB, which are not mandatory in the European Union, when they come into force, if applicable. Although the Group is currently analyzing their impact, based on the analyses carried out to date, the Group estimates that their initial application will not have a significant impact on its consolidated financial statements.

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

WALLBOX N.V.

Notes to the consolidated financial statements

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

During 2023 the Company sold its investment in FAWSN (Note 12) so, as of December 31, 2024 and 2023 the Group has not any interests in equity-accounted investees.

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

WALLBOX N.V.

Notes to the consolidated financial statements

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

WALLBOX N.V.

Notes to the consolidated financial statements

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

WALLBOX N.V.

Notes to the consolidated financial statements

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

•
Raw materials: purchase cost on a weighted average cost method;
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

WALLBOX N.V.

Notes to the consolidated financial statements

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

WALLBOX N.V.

Notes to the consolidated financial statements

ii. Non-financial assets

At each reporting date, the Group reviews the recoverability of its non-financial assets (other than inventories, contract assets and deferred tax assets) by comparing the carrying amount of the asset to the future undiscounted cash flows the asset is expected to generate to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill is tested at least annually for impairment.

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

WALLBOX N.V.

Notes to the consolidated financial statements

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

WALLBOX N.V.

Notes to the consolidated financial statements

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

WALLBOX N.V.

Notes to the consolidated financial statements

shall measure a non-current asset (or disposal group) classified as held for sale at the lower of its carrying amount and fair value less costs to sell.

6. BUSINESS COMBINATIONS

During 2024, no new business combinations have occurred.

The business combinations of AR Electronics Solutions, S.L. and Coil Inc. was disclosed in the 2023 consolidated financial statements.

A- ABL Gmbh

On November 2, 2023, the Group acquired the operations, personnel and assets (which constitute a business) of ABL (Albert Buettner GmbH), incorporated in Germany, a pioneer in EV charging solutions in Germany, the largest EV market in Europe with more than two million EVs on the road. The total consideration for this transaction was Euros 24,972 thousand, and consisted of Euros 10,102 thousand of a cash payment in 2023, a fair value of the deferred payments for an amount of Euros 4,465 thousand, of which Euros 3,898 thousand remained outstanding as of December 31, 2023 and has been paid during 2024, and a put option liability of Euros 10,405 thousand. Under this transaction, on December 15, 2023, Wall Box Chargers entered into an investment and shareholders’ agreement with Greenmobility invest 2 GmbH (a German limited liability company (“GI2”), the majority indirect shareholders of ABL), pursuant to which GI2 acquired a 25.1% interest in the share capital of ABL (this transaction has been completed on February 7, 2024). The Investment and Shareholders’ Agreement provides for a put and call option for GI2 and WBX SLU, respectively, that would provide the right to sell its shares to WBX SLU for cash and/or shares in the Company under the terms detailed in the Investment and Shareholders’ Agreement. The fair value of the put option liability was estimated at Euros 10,405 thousand. These put and call rights may be exercised after ABL’s financial statements for the fiscal year ending December 31, 2024 are authorized for issuance.

Based on forecasted sales, Wallbox assumed that both parties will exercise their call and put rights under the agreement. Therefore, Wallbox elected to apply a policy choice that allows it to recognize the acquisition of 100% of the interests in the subsidiary against the consideration paid, reflected by the financial liability derived from the put option. As a result, the Group did not recognize non-controlling interests.

As a consequence of ABL Gmbh not achieving the conditions for executing the aforementioned put and call, Wallbox does not have an obligation to acquire the 25.1% interest in the share capital of ABL and has decided to not execute the option and consequently has reversed the valuation of the put option liability as a "Other Comprehensive Income" for an amount of Euro 12,000 thousand (Note 17). At the same time, the Company has recognized a minority interest for Euros 570 thousand in the "Other Comprehensive Income".

The transaction accelerated Wallbox’s commercial business plan by enhancing the product and certification portfolio, including the German EV charging calibration-law (Eichrecht). Leveraging ABLs relationships, reputation, and experienced team, Wallbox can deliver a comprehensive suite of residential, commercial, and public charging hardware and energy management software in this attractive market. As well, Wallbox benefits from reduced operational risk through reduced Capex and R&D spend, in addition to leveraging ABL’s in-house component manufacturing. These combined efforts enable Wallbox to bring new products to market more quickly and efficiently, including fast chargers.

Details of the purchase consideration were as follows:

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

As a consequence of the purchase consideration being lower than the fair value of the net assets acquired in this transaction, the Group did recognize a gain for an amount of Euros 11,166 thousand (Note 20).

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

For management purposes, the Group is organized into business units based on geographical areas and therefore has three reportable business segments. The business segments are as follows:

•
EMEA: Europe-Middle East Asia
•
NORAM: North America
•
APAC: Asia-Pacific

WALLBOX N.V.

Notes to the consolidated financial statements

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

	Year ended December 31, 2024
(In Thousand Euros)	EMEA	NORAM	APAC	Total segments	Consolidated adjustments and eliminations	Consolidated
Revenue from sales of goods	128,059	25,423	1,361	154,843	(8,621)	146,222
Revenue from sales of services	6,312	11,994	404	18,710	(989)	17,721
Changes in inventories and raw materials and consumables used	(89,941)	(26,569)	(945)	(117,455)	9,535	(107,920)
Employee benefits	(58,314)	(12,902)	(272)	(71,488)	—	(71,488)
Other operating expenses	(45,016)	(9,625)	(363)	(55,004)	915	(54,089)
Amortization and depreciation	(35,282)	(2,589)	(2)	(37,873)	—	(37,873)
Impairment of assets	(26,415)	-	-	(26,415)	—	(26,415)
Other income	372	(347)	-	25	-	25
Operating Profit / (Loss)	(120,225)	(14,615)	183	(134,657)	840	(133,817)
Total Assets	503,360	49,472	1,408	554,240	(201,174)	353,066
Total Liabilities	348,507	43,385	1,022	392,914	(102,426)	290,488

	Year ended December 31, 2023
(In Thousand Euros)	EMEA	NORAM	APAC	Total segments	Consolidated adjustments and eliminations	Consolidated
Revenue from sales of goods	115,071	17,042	1,020	133,133	(3,717)	129,416
Revenue from sales of services	6,787	8,728	693	16,208	(1,855)	14,353
Changes in inventories and raw materials and consumables used	(81,453)	(17,197)	(615)	(99,265)	3,762	(95,503)
Employee benefits	(61,103)	(19,393)	(740)	(81,236)	—	(81,236)
Other operating expenses	(50,717)	(10,318)	(543)	(61,578)	1,790	(59,788)
Amortization and depreciation	(25,478)	(2,755)	(210)	(28,443)	—	(28,443)
Other income	14,176	119	(1)	14,294	(34)	14,260
Operating Loss	(82,717)	(23,774)	(396)	(106,887)	(54)	(106,941)
Total Assets	599,950	157,919	375	758,244	(274,703)	483,541
Total Liabilities	301,341	38,024	183	339,548	(5,818)	333,730

WALLBOX N.V.

Notes to the consolidated financial statements

	Year ended December 31, 2022
(In thousand Euros)	EMEA	NORAM	APAC	Total segments	Consolidated adjustments and eliminations	Consolidated
Revenue from sales of goods	134,156	19,936	17	154,109	(17,737)	136,372
Revenue from sales of services	5,989	3,616	397	10,002	(2,189)	7,813
Changes in inventories and raw materials and consumables used	(88,104)	(15,787)	(16)	(103,907)	18,302	(85,605)
Employee benefits	(74,895)	(13,533)	(386)	(88,814)	—	(88,814)
Other operating expenses	(72,844)	(21,026)	(113)	(93,983)	2,428	(91,555)
Amortization and depreciation	(17,058)	(1,830)	(2)	(18,890)	—	(18,890)
Other income/(expense)	1,508	335	1	1,844	—	1,844
Operating Loss	(111,248)	(28,289)	(102)	(139,639)	804	(138,835)
Total Assets	515,796	155,529	60	671,385	(249,401)	421,984
Total Liabilities	336,356	32,001	47	368,404	(115,570)	252,834

Eliminations and unallocated items

There have been no significant transactions between segments for the years ended December 31, 2024, 2023 and 2022, except for inter-segment revenues which are eliminated in the column ‘Consolidated adjustments and eliminations’. The elimination of revenue and changes in inventories and raw materials and consumables used mainly relates to eliminating the intercompany sales of EMEA to NORAM and APAC. The impact of this elimination on consolidated operating loss relates to the elimination of profit on stock of inventories held by the NORAM segment.

Certain financial assets and liabilities are not allocated to these segments, as they are managed on a Group basis. These are reflected in the ‘Consolidated adjustments and eliminations’ column. All finance income and expenses are considered to be part of the Corporate segment and hence not further allocated to the operating segments EMEA, NORAM and APAC.

External revenue by location

The countries where the Group has sold more then 10% of the annual revenue are as follows:

	Year ended December 31, 2024
(In thousand Euros)	2024		2023		2022
	Revenue	%	Revenue	%	Revenue	%
Country
Germany	39,989	24%	9,111	6%	7,944	6%
United States	31,493	19%	22,268	15%	19,412	13%
Spain	24,460	15%	29,590	21%	20,076	14%
Italy	5,562	3%	14,686	10%	14,927	10%
Other countries	62,439	38%	68,114	47%	81,826	57%
Total	163,943	100%	143,769	100%	144,185	100%

WALLBOX N.V.

Notes to the consolidated financial statements

8. PROPERTY, PLANT AND EQUIPMENT

(In thousand Euros)	Buildings and Leasehold improvements	Fixtures and fittings	Plant and equipment	Assets under construction	Total
Balance at January 1, 2023	18,675	3,809	35,222	172	57,878
Additions	807	220	6,887	1,192	9,106
Business Combination	1,234	—	17,088	—	18,322
Transfers	363	(26)	929	(1,266)	—
Depreciation for the year	(1,984)	(705)	(5,765)		(8,454)
Translation differences	(31)	(24)	(614)	—	(669)
Balance at December 31, 2023	19,064	3,274	53,747	98	76,183
Additions	293	327	2,494	—	3,114
Disposals	(61)	(24)	(944)	—	(1,029)
Impairment of assets	—	(376)	—	—	(376)
Transfers	98	1,267	(1,267)	(98)	—
Depreciation for the year	(2,321)	(1,107)	(7,720)	—	(11,148)
Translation differences	5	43	1,056	—	1,104
Balance at December 31, 2024	17,078	3,404	47,366	—	67,848
Cost
At December 31, 2022	20,829	4,749	38,707	172	64,457
At December 31, 2023	23,202	4,919	62,997	98	91,216
At December 31, 2024	23,537	6,532	64,336	—	94,405
Accumulated depreciation
At December 31, 2022	(2,153)	(941)	(3,485)	—	(6,579)
At December 31, 2023	(4,137)	(1,646)	(9,250)	—	(15,033)
At December 31, 2024	(6,458)	(2,753)	(16,970)	—	(26,181)
Impairment of assets
At December 31, 2022	—	—	—	—	—
At December 31, 2023	—	—	—	—	—
At December 31, 2024	—	(376)	—	—	(376)

Additions to property, plant and equipment for 2024 totaling Euros 3,114 thousand mainly due to the acquisition of machinery and tools for manufacturing plants. Additions of property, plant and equipment for 2023 totaling Euros 9,106 thousand mainly due to the acquisition of machinery and tools for manufacturing plants.

At December 31, 2024, additions to property, plant and equipment for which payment was still pending totaled Euros 719 thousand (Euros 5,849 thousand at December 31, 2023).

The Group has items in use that were fully depreciated as of December 31, 2024 for an amount of Euros 385 thousand (Euros 85 thousand as of December 31, 2023).

The Group recognized impairment losses on non-current assets amounting to Euros 376 thousand during the year ended December 31, 2024. For further details, please refer to Note 11.

Other information

The Group has obtained insurance policies that cover the carrying amount of its property, plant and equipment.

The commitments amount to Euros 335 thousand (Euros 775 thousand at December 31, 2023). These commitments mainly correspond to the acquisition of tools and machinery.

There are no other significant contractual obligations to purchase, construct or develop property, plant and equipment assets.

As a consequence of certain loans the Group had a pledge on certain assets classified as property, plant and equipment at December 31, 2024 for an amount of Euros 24,789 thousand (Euros 0 thousand at December 2023) (Note 13). There are no additional restrictions on the sale of its property, plant and equipment and no additional pledge exists on these assets at December 31, 2024 and 2023,

WALLBOX N.V.

Notes to the consolidated financial statements

except for the leasehold improvement which cannot be realized and which totals Euros 23,537 thousand at December 31, 2024 (Euros 23,202 thousand at December 31, 2023).

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

a)
Set out below are the carrying amounts of right-of-use assets recognized and the movements during the periods:

(In thousand Euros)	Buildings	Vehicles	Other assets	Total
Balance at January 1, 2023	22,398	1,195	1,295	24,888
Additions	272	522	592	1,386
Business combinations (Note 6)	9,387	547	3,080	13,014
Depreciation for the year	(2,561)	(657)	(590)	(3,808)
Others	245	—	—	245
Translation differences	(246)	(56)	—	(302)
Balance at December 31, 2023	29,495	1,551	4,377	35,423
Additions	—	1,084	2,226	3,310
Depreciation for the year	(3,084)	(1,016)	(2,050)	(6,150)
Translation differences	(408)	—	—	(408)
Balance at December 31, 2024	26,003	1,619	4,553	32,175

The new additions correspond to the capitalization of the car rental contracts of ABL. Additionally, the part concerning 'Other Assets' pertains to contracts for information applications in WBX Spain. Main variation in 2023 is explained by the additions of ABL’s Group leases.

b)
Set out below are the carrying amounts of lease liabilities and the movements during the periods:

(In thousand Euros)	Buildings	Vehicles	Other assets	Total
Balance at January 1, 2023	25,137	1,179	985	27,301
Additions to liabilities	272	522	592	1,386
Business combinations (Note 6)	9,387	547	3,080	13,014
Interest on lease liabilities	1,230	41	70	1,341
Lease payments	(2,742)	(681)	(727)	(4,150)
Others	245	—	—	245
Translation differences	(66)	(94)	—	(160)
Balance at December 31, 2023	33,463	1,514	4,000	38,977
Additions to liabilities	—	1,084	2,226	3,310
Interest on lease liabilities	1,633	95	183	1,911
Lease payments	(4,149)	(1,639)	(1,969)	(7,757)
Translation differences	(35)	—	—	(35)
Balance at December 31, 2024	30,912	1,054	4,440	36,406

An analysis of the contractual maturity of lease liabilities, including future interest payable, is as follows:

(In thousand Euros)	December 31, 2024	December 31, 2023	December 31, 2022
6 months or less	3,284	3,491	1,892
6 months to 1 year	2,905	3,339	1,952
From 1 to 2 years	10,000	5,760	3,879
From 2 to 5 years	16,888	13,925	9,844
More than 5 years	13,808	25,020	17,820
Total	46,885	51,535	35,387

WALLBOX N.V.

Notes to the consolidated financial statements

Amounts recognized in profit or loss derived from lease liabilities and expenses on short-term and low value leases (IFRS 16 exemption applied) are as follows:

(In thousand Euros)	2024	2023	2022
Interest on lease liabilities (see note 22)	1,911	1,341	1,267
Expenses relating to short-term and low value leases (see note 20)	1,785	2,314	3,454

Of the leasing contracts, those related to vehicle rental do not have extension options, whereas leasing contracts for plants and office buildings may include extension options that have been considered from the inception of the lease.

WALLBOX N.V.

Notes to the consolidated financial statements

10. INTANGIBLE ASSETS AND GOODWILL

a) Intangible assets

Details of and movement in items comprising intangible assets are as follows:

(In thousand Euros)	Software	Trademarks, industrial property and customer relationships	Development costs	Other	Total
Balance at January 1, 2023	6,377	4,042	49,537	844	60,800
Additions	3,413	68	28,478	1,327	33,285
Business Combination (Note 6)	—	16,144	100	—	16,244
Transfers	—	—	2,171	(2,171)	—
Amortization for the year	(1,538)	(807)	(13,848)	—	(16,194)
Translation differences	(1)	(57)	(29)	—	(87)
Balance at December 31, 2023	8,251	19,390	66,408	—	94,049
Additions	2,689	—	23,797	—	26,486
Disposals	(2)	—	(353)	—	(355)
Impairment of assets	(2,761)	(14,259)	(6,670)	—	(23,690)
Transfers	1,479	(72)	(1,407)	—	—
Amortization for the year	(2,807)	(2,301)	(15,467)	—	(20,575)
Translation differences	79	107	—	—	186
Balance at December 31, 2024	6,928	2,865	66,308	—	76,101
Cost
At December 31, 2022	8,777	4,578	64,577	844	78,776
At December 31, 2023	12,189	20,733	95,297	—	128,218
At December 31, 2024	16,434	20,768	117,334	—	154,535
Accumulated amortization
At December 31, 2022	(2,400)	(536)	(15,040)	—	(17,976)
At December 31, 2023	(3,938)	(1,343)	(28,888)	—	(34,170)
At December 31, 2024	(6,745)	(3,644)	(44,355)	—	(54,745)
Impairment of assets
At December 31, 2022	—	—	—	—	—
At December 31, 2023	—	—	—	—	—
At December 31, 2024	(2,761)	(14,259)	(6,670)	—	(23,690)

During 2024, the Group made investments in several development projects, consisting of payroll expenses and other costs totaling Euros 23,797 thousand (Euros 28,478 thousand in 2023), for which the associated development expenditures met the requirements for capitalization.

Trademarks, industrial property and customer relationships includes trademarks for an amount of Euros 489 thousand (Euros 13,205 thousand in 2023), customer relationships totalling Euros 2,376 thousand (Euros 2,754 thousand in 2023) and industrial properties for an amount of Euros 0 thousand (Euros 3,431 thousand in 2023).

The total additions of internally developed intangibles (Development Costs and Software) were Euros 19,696 thousand (Euros 26,182 thousand in 2023) corresponds to the capitalization carried out by the Group in relation to the product development process, especially for the DC products under the names of Quasar, Supernova and Hypernova, AC products under the names of Pulsar, and MyWallbox software.

The average remaining amortization term for these assets is between 3 and 5 years.

Additions of computer software totaled Euros 2,689 thousand (Euros 3,413 thousand in 2023) due primarily to the implementation of new software applications. The patents and customer relationships category also include the registration of brands, logos, and design patents for different chargers, although there were no additions this 2024 (Euros 68 thousand in 2023).

WALLBOX N.V.

Notes to the consolidated financial statements

The Group recognized impairment losses on non-current assets amounting to Euros 23,690 thousand during the year ended December 31, 2024. These losses correspond to Euros 2,761 thousand in software, Euros 14,259 thousand in trademarks, industrial property and customer relationships and Euros 6,670 thousand in development costs. For further details, please refer to Note 11.

The Group has items in use that were fully depreciated as of December 31, 2024 for an amount of Euros 2,555 thousand, as compared to Euros 880 thousand as of December 31, 2023.

At December 31, 2024, additions of intangible assets for which payment was still pending totaled Euros 1,191 thousand (Euros 1,952 thousand at December 31, 2023). The Group has no restrictions on the realizability of its intangible assets and no pledge exists on these assets as of December 31, 2024 and 2023.

At December 31, 2024, there are commitments for the acquisition of intangible assets for Euros 1,644 thousand (Euros 1,127 thousand at December 31, 2023).

b) Goodwill

The Goodwill breakdown by CGU as of December 31, 2024 and December 31, 2023 is as follows:

(In thousand Euros)	ARES	Coil	Nordics	Electromaps/ Software	Total
2024	4,424	3,297	—	3,457	11,178
2023	4,424	3,101	2,403	3,457	13,385

The change in the carrying amount of goodwill corresponds to the exchange differences from Coil business combination and the impairment recognized for Nordics CGU (Note 11).

11. IMPAIRMENT TESTING OF GOODWILL AND NON-CURRENT ASSETS

For impairment testing purposes, goodwill acquired through business combinations is allocated to the following CGUs: Nordics, Electromaps/Software, AR Electronic Solutions, S.L.U. and Coil, Inc.

The Group performed its annual impairment testing as of December 31, 2024 and 2023, except for Nordics CGU as disclosed below.

Nordics

Nordics is the cash-generating unit focused on the development of the electric charger market for the Group in Scandinavia, capitalizing on the existing customer base and institutional experience obtained as the installation provider of Intelligent Solutions. The recoverable amount of the Nordics CGU has been determined based on a value in use calculation performed in June 2024, which utilized cash flow projections covering a five-year period, based on the forecast for 2024 and the 2024 financial budget approved by senior management.

The projected cash flows have been built to reflect the increasing demand for EV chargers and associated services in this region. The pre-tax discount rate applied to cash flow projections is 14.5% (2023: 15.07%), and cash flows beyond the five-year period are extrapolated using a 1.5% (2023: 1.5%) growth rate. As a result of this analysis, and considering the low performance during 2024 driven by local regulatory changes the Company has booked an impairment of goodwill for an amount of Euros 2,349 thousand.

Key assumptions utilized in the value in use calculation for this cash generating unit, are as follows:

•
Revenue and EBITDA:

In the Nordics countries, we have considered an updated forecast for 2024 and an increase in revenue aligned with increase in revenue for the overall Wallbox Group or in line with the CAGR of the sector (from 2024-2028 period). Also, in terms of EBITDA we have considered increases of EBITDA levels achieved through the improvements in the gross margin due to the mix of products and a reduction cost plan started in 2023 impacting in the operational expenses and the employee benefits.

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

Electromaps/Software

Electromaps/Software is the cash-generating unit focused on the development and sale of software for the Group’s electric chargers. The recoverable amount of the Electromaps/Software CGU has been determined based on a value in use calculation, which utilizes cash flow projections covering a five-year period, based on 2025 financial budget approved by the board.

The projected cash flows have been built to reflect increased demand for the software and services associated with EV sales. The pre-tax discount rate applied to the cash flow projections is 18.36% (2023: 17.1%). and cash flows beyond the five-year period are extrapolated using a 2% (2023: 2%) growth rate. As a result of this analysis, no impairment has been recognized. The recoverable amount is largely depending on the future growth of the company and the terminal value calculated.

Key assumptions utilized in the value in use calculation are as follows:

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

A raise in the unit’s pre-tax discount rate to 20.36% (i.e., +2%) would not result in an impairment, given the existing significant headroom.

•
Growth rates used to extrapolate cash flows beyond the forecast period:

A reduction of this rate to 1% would not result in impairment, given the existing headroom.

Ares

Ares is the cash-generating unit focused on providing to Wallbox innovative printed circuit boards (PCBs). The recoverable amount of the Ares CGU has been determined based on a value in use calculation, which utilizes cash flow projections covering a five-year period, based

WALLBOX N.V.

Notes to the consolidated financial statements

on 2025 financial budget approved by the directors. In a time where continued supply chain uncertainty persists, bringing this critical component in-house is a key differentiator.

The projected cash flows have been built to reflect the increasing demand for EV chargers and associated services around the world. The pre-tax discount rate applied to cash flow projections is 18.90% (2023: 11.9%), and cash flows beyond the five-year period are extrapolated using a 2% growth rate (2023: 2%). As a result of this analysis, no impairment has been recognized.

Key assumptions utilized in the value in use calculation are as follows:

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

A raise in the unit’s pre-tax discount rate to 20.90% (i.e., +2%) would result in an impairment of approximately Euros 1 million.

•
Growth rates used to extrapolate cash flows beyond the forecast period:

A reduction of this rate to 1% would not result in impairment, given the existing headroom.

Coil

Coil is the cash-generating unit focused on providing electrical installation services for EV charging, battery storage and electrical infrastructure in North America. The recoverable amount of the COIL CGU has been determined based on a value in use calculation, which utilizes cash flow projections covering a five-year period, based on 2025 financial budget approved by the directors.

The projected cash flows have been built to reflect the increasing demand for EV chargers and associated services in the USA. The pre-tax discount rate applied to cash flow projections is 18.00% (2023:16.84%), and cash flows beyond the five-year period are extrapolated using a 2.15% growth rate. As a result of this analysis, no impairment has been recognized.

Key assumptions utilized in the value in use calculation are as follows:

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

A rise in the unit’s pre-tax discount rate until to 20.00% (it means an increase of 2%) would not result in impairment, given the existing headroom.

•
Growth rates used to extrapolate cash flows beyond the forecast period:

A reduction of this rate to 1% would not result in impairment, given the existing headroom.

In addition to the impairment tests mentioned above, and as a result of the accumulated operating losses as well as the Group’s failure to meet its sales growth expectations due to the current situation in the electric vehicle market, it has been determined that indicators of impairment exist. Accordingly, the Group has carried out the following impairment tests:

ABL

ABL is the cash-generating unit focused on the EV charging solutions in Germany. The recoverable amount of the ABL CGU has been determined based on a value in use calculation, which utilizes cash flow projections covering a nine-year period (aligned with the useful life remaining of the main assets in this CGU), based on 2025 financial budget approved by the board.

The projected cash flows have been built to reflect the increasing demand for EV chargers and associated services in this region. The pre-tax discount rate applied to cash flow projections is 18.66%, and cash flows beyond the nine-year period are extrapolated using a 2% growth rate. As a result of this analysis, the Company has booked an impairment of intangible assets for an amount of Euros 14,613 thousand (Note 10), an impairment of tangible assets for an amount of Euros 376 thousand (Note 8) and an impairment of inventories for an amount of Euros 1,043 thousand (Note 14).

Key assumptions utilized in the value in use calculation for this cash generating unit, are as follows:

•Revenue, Gross margin and EBITDA:

In this CGU, we have considered an increase in revenue aligned with increase in revenue for the overall Wallbox Group or in line with the CAGR of the sector (from 2025-2033 period). In terms of Gross margins, the test is based on average values achieved in the most recent year. The gross margin expected for this CGU is around 50%. Also, in terms of EBITDA we have considered increases of EBITDA levels achieved through the improvements in the gross margin due to the mix of products and a reduction cost plan started in 2024 impacting in the operational expenses and the employee benefits.

•Discount rates:

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

WALLBOX N.V.

Notes to the consolidated financial statements

Alpha factor adjustments to the discount rate are made to consider unit specific factors such as the size, liquidity, and market (in addition to other factors) in order to reflect a pre-tax discount rate. Any reasonable change in key assumptions would result in an additional impairment.

Wallbox Europe CGU

Wallbox Europe CGU is the cash-generating unit focused on the EV charging solutions in Europe, mainly located in the factory in Zona Franca D26 (Barcelona). The recoverable amount of the Wallbox Europe CGU has been determined based on a value in use calculation, which utilizes cash flow projections covering a ten-year period (aligned with the useful life remaining of the main assets in this CGU), based on 2025 financial budget approved by the board.

The projected cash flows have been built to reflect the increasing demand for EV chargers and associated services in this region. The pre-tax discount rate applied to cash flow projections is 18.12%. As a result of this analysis, the Company has booked an impairment of intangible assets for an amount of Euros 9,077 thousand (Note 10).

Key assumptions utilized in the value in use calculation for this cash generating unit, are as follows:

•Revenue, Gross margin and EBITDA:

In this CGU, we have considered an increase in revenue aligned with increase in revenue for the overall Wallbox Group or in line with the CAGR of the sector (from 2025-2034 period). In terms of Gross margins, the test is based on the expected Gross margin in the budget approved by the board for 2025. The gross margin expected for this CGU is around 45%. Also, in terms of EBITDA we have considered increases of EBITDA levels achieved through the improvements in the gross margin due to the mix of products and a reduction cost plan started in 2023 impacting in the operational expenses and the employee benefits.

•Discount rates:

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

Any reasonable change in key assumptions would result in an additional impairment.

Wallbox North America CGU

Wallbox North America CGU is the cash-generating unit focused on the EV charging solutions in North America, mainly located in the factory in Arlington (Texas). The recoverable amount of the Wallbox North America CGU has been determined based on a value in use calculation, which utilizes cash flow projections covering a 18-year period (aligned with the useful life remaining of the main assets in this CGU), based on 2025 financial budget approved by the board.

The projected cash flows have been built to reflect the increasing demand for EV chargers and associated services in this region. The pre-tax discount rate applied to cash flow projections is 17.6%, and cash flows beyond the ten-year period are extrapolated using a 2.15% growth rate. As a result of this analysis, no impairment has been recognized.

Key assumptions utilized in the value in use calculation for this cash generating unit, are as follows:

•Revenue, Gross margin and EBITDA:

WALLBOX N.V.

Notes to the consolidated financial statements

In this CGU, we have considered an increase in revenue aligned with increase in revenue for the overall Wallbox Group or in line with the CAGR of the sector (from 2025-2042 period). In terms of Gross margins, the test is based on the expected Gross margin in the budget approved by the board for 2025. The gross margins expected for this CGU is around 39% to 48%. Also, in terms of EBITDA we have considered increases of EBITDA levels achieved through the improvements in the gross margin due to the mix of products and a reduction cost plan started in 2023 impacting in the operational expenses and the employee benefits.

•Discount rates:

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

A rise in the unit’s pre-tax discount rate to 19.6% (i.e., +2%) would result in an impairment of around Euros 2 million.

12. EQUITY-ACCOUNTED INVESTEES

Joint venture

Wallbox-Fawsn New Energy Vehicle Charging Technology (Suzhou) Co., Ltd. was a joint venture incorporated on June 15, 2019, over which the Group had joint control and a 50% interest. On May 24, 2023, the Group sold its 50% interest in the joint venture for a consideration of Euros 390 thousand.

13. FINANCIAL ASSETS AND FINANCIAL LIABILITIES

The following table shows the carrying amounts and fair values of financial assets, including their levels in the fair value hierarchy.

Financial assets

A breakdown of financial assets at December 31, is as follows:

WALLBOX N.V.

Notes to the consolidated financial statements

A. Current and non-current financial assets

	December 31, 2024		December 31, 2023
(In thousand Euros)	Non-current	Current	Non-current	Current
Customer sales and services	—	29,243	—	43,258
Other receivables	—	428	—	140
Loans to employees	180	—	180	18

Trade and other financial receivables	180	29,671	180	43,416

Guarantee deposit	1,170	—	1,341	—
Non-current financial assets	1,170	—	1,341	—

Guarantee deposit	—	209	—	82
Financial investments	—	25,901	—	5,728

Other current financial assets	—	26,110	—	5,810

Total	1,350	55,781	1,521	49,226

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

At December 31, 2024, other current financial assets include financial investments, such as investment funds in financial institutions, totaling Euros 25,901 thousand (Euros 5,728 thousand at December 31, 2023).

These financial investments are deposits managed by financial institutions in investment funds to obtain profitability. The Group has considered their classification as current assets because it expects to liquidate these investments in the following 12 months.

B. Expected credit loss assessment for corporate customers at December 31, 2024 and 2023.

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

The total expense recognized in profit or loss 2024 was Euros 2,088 thousand and Euros 1,893 thousand during 2023. This amount includes Euros 987 thousand corresponding mainly due to the impact of final uncollectible balances (2023: Euros 581 thousand). The allowance for doubtful debts provision as of December 31, 2024 estimated based on the expected credit loss, was Euros 1,360 thousand, as compared to Euros 1,536 thousand as of December 31, 2023, for amounts outstanding less than 180 days as at reporting date. Additionally, the Company has recognized as of December 31, 2024, a bad debt provision for amounts outstanding 180 days or longer for Euros 6,113 thousand, as compared to Euros 4,836 thousand as at December 31, 2023, which has been calculated taking into account specific accounts receivable considered doubtful.

WALLBOX N.V.

Notes to the consolidated financial statements

The expected loss rates are based on the Group’s historical credit losses.

C. Financial assets by class and category

	December 31, 2024
(In thousand Euros)	Financial assets measured at amortized cost	Financial assets measured at FTVPL	Financial assets measured at FVTOCI	Total
Customer sales and services	29,243	—	—	29,243
Other receivables	428	—	—	428
Loans to employees	180	—	—	180
Trade and other financial receivables	29,851	—	—	29,851
Guarantee deposit	1,170	—	—	1,170
Non-current financial assets	1,170	—	—	1,170
Guarantee deposit	209	—	—	209
Financial investments	323	25,303	275	25,901
Other current financial assets	532	25,303	275	26,110
Total	31,553	25,303	275	57,131

	December 31, 2023
(In thousand Euros)	Financial assets measured at amortized cost	Financial assets measured at FTVPL	Financial assets measured at FVTOCI	Total
Customer sales and services	43,258	—	—	43,258
Other receivables	140	—	—	140
Loans to employees	198	—	—	198
Trade and other financial receivables	43,596	—	—	43,596
Guarantee deposit	1,341	—	—	1,341
Non-current financial assets	1,341	—	—	1,341
Guarantee deposit	82	—	—	82
Financial investments	302	5,187	239	5,728
Other current financial assets	384	5,187	239	5,810
Total	45,321	5,187	239	50,747

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

Financial liabilities

Loans and borrowings

	December 31, 2024		December 31, 2023
(In thousand Euros)	Non- current	Current	Non- current	Current
Loans	66,659	43,179	80,861	32,037
Working capital lines of credit and others	—	88,631	—	94,459
Loans and borrowings	66,659	131,810	80,861	126,496
Derivative warrant liabilities	—	2,168	—	3,119
Lease liabilities (see note 9)	31,742	4,664	34,063	4,914

Total	98,401	138,642	114,924	134,529

WALLBOX N.V.

Notes to the consolidated financial statements

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

Bank loans

At December 31, 2024, the Group had credit lines and other financing products of Euros 125,619 thousand (Euros 130,670 thousand at December 31, 2023), of which a total of Euros 88,614 thousand has been drawn down (Euros 94,442 thousand at December 31, 2023). In addition to the aforementioned financing products, the company engages in non-recourse factoring with a limit of Euro 12,000 thousand at December 31, 2024 and 2023, of which Euro 561 thousand have been disposed (Euros 1.630 thousand at December 31, 2023).

As disclosed in Note 2, On November 11, 2024, the Group entered into a framework agreement with several financial institutions providing an 18-month grace period on debt repayments. Additionally, as part of the agreement, the financial institutions have committed to maintaining the short-term financing agreements in force at least until June 30, 2026. The agreement included a clause requiring adherence from all relevant lenders by May 11, 2025.

In accordance with IAS 1, the Group classified €9.4 million of borrowings as current liabilities at year-end, as the right to defer payment beyond 12 months was not in place as of December 31, 2024.

On April 8, 2025, all remaining financial institutions adhered to the framework agreement, formalizing the grace period and waiving financial covenant requirements for 2025. This agreement includes a minimum cash at the end of each month of €35 million, amongst other conditions.

Interest expense on bank loans was Euros 19,957 thousand at December 31, 2024 (Euros 13,791 thousand at December 31, 2023) (See Note 22). At December 31, 2024, accrued interest payable was Euros 564 thousand (Euros 204 thousand at December 31, 2023).

The group has loans which require compliance with certain financial covenants. On December 31, 2024, the Group achieved these financial covenants or has obtained the corresponding waiver issued by the bank. Additionally, as of year-end, as a result of the classification,of debt of the aforementioned framework agreement, there was a breach of financial covenants which resulted in a balance of €15 million being reclassified as current liabilities. Additionally, the Group is renegotiated its €15 million bilateral loan with one of the lenders including financial covenants.

The Group had a loan with a nominal value of Euros 15 million that includes a pledge on the inventories at December 31, 2024 for the same amount (Note 14). In addition, the Group had loans with a total nominal value of Euros 35 million that include a pledge on the property, plant and equipment at December 31, 2024 for a gross amount of Euros 24,789 thousand (Note 8).

Details of the maturities, by year, of the principal and interest of the loans and borrowings as of December 31, 2024 and December 31, 2023, are as follows:

(In thousand Euros)	December 31, 2024	December 31, 2023
2024	—	136,179
2025	139,103	31,317
2026	33,962	26,379
2027	21,545	17,699
2028	13,814	12,831
2029	3,356	-
More than five years	2,554	4,784

Total	214,334	229,189

Details of loans and borrowings at December 31, 2024 and 2023 are as follows:

WALLBOX N.V.

Notes to the consolidated financial statements

(In thousand Euros)		December 31, 2024
Company	Currency	Less than 1 year	1 to 3 years	Over 3 years	Total
Bank loans
Fixed rate loan	EUR	5,703	7,099		12,802
Floating rate loan	EUR	114,804	3,203	2,735	120,742
Covenant Loan	EUR	11,078	49,850		60,928

Total		131,585	60,152	2,735	194,472

Borrowings
Fixed rate loan	EUR	225	742	3,030	3,997

Total		225	742	3,030	3,997

Total		131,810	60,894	5,765	198,469

(In thousand Euros)		December 31, 2023
Company	Currency	Less than 1 year	1 to 3 years	Over 3 years	Total
Bank loans
Fixed rate loan	EUR	19,927	4,914	429	25,270
Floating rate loan	EUR	98,149	6,201	10,274	114,624
Covenant Loan	EUR	8,270	36,818	19,719	64,807

Total		126,346	47,933	30,422	204,701

Borrowings
Fixed rate loan	EUR	150	459	2,047	2,656

Total		150	459	2,047	2,656

Total		126,496	48,392	32,469	207,357

As of December 31, 2024, the Group had loans at variable interest rates referenced to Euribor plus a differential between 2% and 8% and at fixed interest rates that range between 0% and 5.67%, respectively, compared to variable rates referenced to Euribor plus a differential between 3% and 8% and fixed rates between 0% and 5.67%, respectively, during fiscal year ended December 31, 2023.

Borrowings

At December 31, 2024, loans from Government entities were outstanding for Euros 3,997 thousand (Euros 2,656 thousand at December 31, 2023).

B. Derivative warrant liabilities

As part of the Business combination occurred in October 2021 with Kensignton, 5,750,000 Public Warrants and 8,933,333 Private Warrants issued by Kensington were assumed by Wallbox.

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

On July 30, 2024, Wallbox and Generac entered into warrant agreements (the “Warrant Agreements”), pursuant to which we issued to Generac (together with its assignees, the “Warrant holder”), and the Warrant holder subscribed for and acquired, (a) an aggregate of 11,135,873 warrants exercisable until May 8, 2029 (type 1) and (b) an aggregate of 1,967,098 warrants exercisable until July 30,2028 (type 2), in each case for an equal number of our Class A Shares, at an exercise price of up to 3.05 USD per Class A Share (which exercise price may be lowered at the sole discretion of the Company prior to the Expiration Date (as defined in the Warrant Agreements). The Warrant Agreements also provide for a redemption right in our favor when the reported trading price of our Class A Shares is at least 6.00 USD per share on each of twenty (20) trading days within the thirty (30) trading-day period ending on the third business day prior to the date when the notice of redemption is given.

As there are no elements in the warrant agreements that give Wallbox the option to prevent the warrant owners from converting their warrants within 12 months, Wallbox has classified the derivative warrant liabilities as a current liability.

Movement in the derivative warrant liabilities for the year ended December 31, 2024 and 2023 is summarized as follows:

	Public Warrant		Private Warrant		BBVA Warrant		Generac Warrant		Total
	Number of warrants	Thousand Euros	Number of warrants	Thousand Euros	Number of warrants	Thousand Euros	Number of warrants	Thousand Euros	Number of warrants	Thousand Euros
At December 31, 2022	5,259,506	2,170	8,883,333	3,664	—	—	—	—	14,142,839	5,834
Warrants issuance	—	—	—	—	1,007,894	3,893	—	—	1,007,894	3,893
Change in fair value of derivative warrant liabilities	—	(1,440)	—	(2,433)	—	(2,603)	—	—	—	(6,476)
Exchange differences	—	(17)	—	(29)	—	(86)	—	—	—	(132)
At December 31, 2023	5,259,506	713	8,883,333	1,202	1,007,894	1,204	—	—	15,150,733	3,119
Warrants issuance	—	—	—	—	—	—	13,102,971	9,517	13,102,971	9,517
Public warrants exercises in January 2024	(387)	—	—	—	—	—	—	—	(387)	—
Change in fair value of derivative warrant liabilities	—	(300)	—	(507)	—	(1,120)	—	(8,671)	—	(10,598)
Exchange differences	—	(271)	—	(456)	—	120	—	737	—	130
At December 31, 2024	5,259,119	142	8,883,333	239	1,007,894	204	13,102,971	1,583	28,253,317	2,168

Fair value measurements

The financial liability for the derivative warrants is accounted for at fair value through profit or loss. The Private Warrants have been measured at fair value using a Monte Carlo simulation (Level 3). The Public Warrants are listed and have been measured at fair value using the quoted price (Level 1).

As of December 31, 2024, the fair value of the Public and Private Warrants was USD 0.028 (2023: USD 0.15) based on the public quote of Public Warrants. The fair value of the BBVA Warrants was USD 0.21 (2023: USD 1.32) based on a Black-Scholes valuation methodology for options and warrants. The fair value of Generac Warrants was USD 0.13 for type 1 warrants and USD 0.1 for type 2 warrants, both based on a Black-Scholes valuation methodology for options and warrants.

WALLBOX N.V.

Notes to the consolidated financial statements

Reconciliation of movements of liabilities to cash flows arising from financing activities

(In thousand Euros)	Loans and borrowings	Derivative warrant liabilities	Lease liabilities	Total

Balance at January 1, 2024	207,357	3,119	38,977	249,453

Proceeds from loans	759,526	—	—	759,526
Principal paid on lease liabilities	—	—	(5,846)	(5,846)
Interest paid on lease liabilities	—	—	(1,911)	(1,911)
Repayments of loans	(770,956)	—	—	(770,956)
Interest and bank fees paid	(19,639)	—	—	(19,639)
Total changes from financing cash flows	(31,069)	—	(7,757)	(38,826)
The effect of changes in foreign exchange rates	735	130	(35)	830
Change in fair value of derivative warrant liabilities	—	(1,081)	—	(1,081)
New leases	—	—	3,310	3,310
Governmental loan receivable	1,447	—	—	1,447
Interest and bank fees expenses	19,999		1,911	21,910
Other				—
Total liability-related other changes	21,446	(1,081)	5,221	25,586
Balance at December 31, 2024	198,469	2,168	36,406	237,043

(In thousand Euros)	Loans and borrowings	Derivative warrant liabilities	Lease liabilities	Total
Balance at January 1, 2023	133,627	5,834	27,301	166,762
Proceeds from loans	419,471	—	—	419,471
Principal paid on lease liabilities	—	—	(2,809)	(2,809)
Interest paid on lease liabilities	—	—	(1,341)	(1,341)
Repayments of loans	(337,977)	—	—	(337,977)
Interest and bank fees paid	(18,908)	—	—	(18,908)
Total changes from financing cash flows	62,586	—	(4,150)	58,436
The effect of changes in foreign exchange rates	(149)	(132)	(160)	(441)
Change in fair value of derivative warrant liabilities	—	(6,476)	—	(6,476)
New leases	—	—	1,386	1,386
Business combinations	—	—	13,014	13,014
Transfers	(3,893)	3,893	—	—
Interest and bank fees expenses	13,906	—	1,341	15,247
Other	1,280	—	245	1,525
Total liability-related other changes	11,293	(2,583)	15,986	24,696

Balance at December 31, 2023	207,357	3,119	38,977	249,453

WALLBOX N.V.

Notes to the consolidated financial statements

(In thousand Euros)	Loans and borrowings	Derivative warrant liabilities	Lease liabilities	Total
Balance at January 1, 2022	51,345	83,252	19,710	154,307

Proceeds from loans	291,204	—	—	291,204
Proceeds from warrants (Public and Private)	—	4,625	—	4,625
Principal paid on lease liabilities	—	—	(2,191)	(2,191)
Interest paid on lease liabilities	—	—	(1,267)	(1,267)
Repayments of loans	(218,902)	—	—	(218,902)
Repayments of borrowings	(42)	—	—	(42)
Interest and bank fees paid	(3,199)	—	—	(3,199)
Interest paid on convertible bonds	(223)	—	—	(223)

Total changes from financing cash flows	68,838	4,625	(3,458)	70,005

The effect of changes in foreign exchange rates	46	5,011	278	5,335

Change in fair value of derivative warrant liabilities	—	(80,748)	—	(80,748)
New leases	—	—	8,517	8,517
Governmental loan receivable	248	—	—	248
Public Warrants exercised	—	(6,306)	—	(6,306)
Business combinations	9,439	—	988	10,427
Interest and bank fees expenses	3,711	—	1,266	4,977

Total liability-related other changes	13,398	(87,054)	10,771	(62,885)

Balance at December 31, 2022	133,627	5,834	27,301	166,762

Trade and other payables

Details of trade and other payables at December 31, 2024 and 2023 are as follows:

(In thousand Euros)	December 31, 2024	December 31, 2023
Suppliers	23,517	36,538
Personnel (salaries payable)	5,390	5,843
Customer advances	145	2,700
Total	29,052	45,081

Trade and other payables are unsecured and are typically paid in less than 12 months upon recognition. The carrying amounts of trade and other payables are considered equal to their fair values, due to their short-term nature.

The Group has secured various financing lines through confirming arrangements. These instruments allow the Group to obtain financing by facilitating payments to suppliers.

Payments to suppliers ahead of the invoice due date are processed by the finance provider, and the Group settles the original invoice by paying the finance provider in line with the new conditions agreed with the finance supplier (90 to 120 days).

The Group recognizes a liability to the bank until the maturity of the debt.

All trade payables subject to the supplier finance arrangements are included in current loans and borrowings in the consolidated statements of financial position.

WALLBOX N.V.

Notes to the consolidated financial statements

(In thousand Euros)	December 31, 2024	December 31, 2023
Carrying amount of liabilities
Presented within trade and other payables	886	979
Presented within loans and borrowings (*)	31,681	33,068

Liabilities that are part of the arrangements	136 days after the invoice date	50 days after the invoice date

Comparable trade payables that are not part of the arrangements	60 days after the invoice date	60 days after the invoice date

(*) The supplier has already received the payment for this amount.

There were no significant non-cash changes in the carrying amount of the trade payables.

14. INVENTORIES

Details of inventories at December 31, 2024 and 2023 are as follows:

(In thousand Euros)	December 31, 2024	December 31, 2023
Raw materials	29,860	41,066
Semi-finished goods	25,876	31,623
Finished goods	14,346	19,789
Total	70,082	92,478

The Group has insurance policies in place to cover all inventories, with specific global insurances coverage for each of the Group’s warehouses.

There were no commitments for the acquisition of inventories at the end of 2024 and 2023. Advance payments for the acquisition of inventories at December 31, 2024 were Euros 4,595 thousand (Euros 4,357 thousand at December 31, 2023).

Based on current information, the group has an inventory provision of Euros 8,160 thousand at December 31, 2024 to cover the impact of slow-moving and obsolete inventories (Euros 2,885 thousand at December 31, 2023). (See Note 20).

Additionally, as a consequence of the impairment test of ABL CGU, the Group has recognized an additional impairment of inventories for an amount of Euros 1,043 thousand (Note 11).

As a consequence of certain loans the Group had a pledge on the inventories at December 31, 2024 for an amount of Euros 15,000 thousand (Euros 0 thousand at December 2023) (Note 13).

15. CASH AND CASH EQUIVALENTS

Detail of cash and equivalents at December 31, 2023 and 2022 are as follows:

(In thousand Euros)	December 31, 2024	December 31, 2023
Cash	3	17
Banks and other credit institutions	13,336	28,786
Banks and other credit institutions, foreign currency	6,412	35,441
Other cash equivalents	285	36,914
Total	20,036	101,158

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

WALLBOX N.V.

Notes to the consolidated financial statements

Details of banks and other credit institutions with balances held in foreign currency are as follows:

(In thousand Euros)	December 31, 2024	December 31, 2023
USD	4,575	30,686
GBP	1,001	3,356
NOK	97	29
SEK	532	1,024
DKK	196	346
AUD	11	-

Total	6,412	35,441

Significant non-cash transactions from investing and financing activities are as follows:

(In thousand Euros)	December 31, 2024	December 31, 2023
Fair value changes in derivative warrant liabilities (Note 13)	(1,081)	(6,476)
Addition of lease liabilities (Note 9)	3,310	1,386
Issuance of shares for the acquisition of a significant non-cash investing activity (ARES) (Note 16)	455	—
Issuance of shares for the acquisition of a significant non-cash investing activity (Coil) (Note 16)	—	2,317

16. CAPITAL AND RESERVES

Share capital and share premium

As of December 31, issued share capital is as follows:

(In thousand Euros)	Total shares	Share Capital
December 31, 2024
Class A shares of euro 0.12 nominal value each	237,362,279	28,490
Class B shares of euro 1.20 nominal value each	13,500,793	16,201
Class C shares of euro 1.08 nominal value each	9,770,000	10,552
Total	260,633,072	55,243

(In thousand Euros)	Total shares	Share Capital
December 31, 2023
Class A shares of euro 0.12 nominal value each	187,890,468	22,549
Class B shares of euro 1.20 nominal value each	22,250,793	26,701
Class C shares of euro 1.08 nominal value each	1,020,000	1,102
Total	211,161,261	50,352

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

Wallbox Class A Shares began trading on the NYSE under the “WBX” symbol on October 4, 2021.

As at December 31, authorized share capital is as follows:

December 31, 2024	Shares (number)	Nominal (Euros)	Share Capital (in thousand Euros)

Class A	409,770,000	0.12	49,172
Class B	40,230,000	1.20	48,276
Conversion shares	9,770,002	1.08	10,552
Total	459,770,002		108,000

WALLBOX N.V.

Notes to the consolidated financial statements

December 31, 2023	Shares (number)	Nominal (Euros)	Share Capital (in thousand Euros)
Class A	401,020,000	0.12	48,122
Class B	48,980,000	1.20	58,776
Conversion shares	1,020,002	1.08	1,102
Total	451,020,002		108,000

Movement of share capital and share premium are as follows:

	Shares (number)	Price per Share (Euros)	Share Capital (In thousand Euros)	Share Premium (In thousand Euros)

At December 31, 2023	211,161,261		50,352	481,615

January 2024: Stock option plan execution (MSOP/Warrants) (Class A shares)	219,240	0.12	26	151
February 2024: Stock option plan execution (MSOP/ESOP/RSU) (Class A shares)	234,625	0.12	28	923
March 2024: Stock option plan execution (MSOP/RSU) (Class A shares)	622,615	0.12	75	1,312
March 2024: Change Class B shares into Class A shares and Class C shares	3,750,000	—	—	—
April 2024: Stock option plan execution (MSOP/RSU) (Class A shares)	684,537	0.12	82	4,816
May 2024: Stock option plan execution (MSOP/ESOP/RSU) (Class A shares)	100,708	0.12	12	400
June 2024: Stock option plan execution (MSOP/ESOP/RSU/ESPP) (Class A shares)	548,207	0.12	66	657
July 2024: Stock option plan execution (MSOP) (Class A shares)	39,520	0.12	5	229
July 2024: Payment in shares earn out Ares (Class A shares)	380,208	0.12	45	410
August 2024: Capital increase (Private placement) (Class A shares)	36,334,277	0.12	4,360	37,045
August 2024: Stock option plan execution (MSOP/ESOP/RSU) (Class A shares)	116,765	0.12	14	1,094
September 2024: Stock option plan execution (MSOP/ESOP/RSU) (Class A shares)	128,256	0.12	15	325
October 2024: Stock option plan execution (ESOP/RSU) (Class A shares)	56,770	0.12	7	293
November 2024: Stock option plan execution (MSOP/ESOP/RSU) (Class A shares)	333,118	0.12	40	1,431
December 2024: Stock option plan execution (MSOP/ESOP/RSU/ESPP) (Class A shares)	847,571	0.12	102	827
December 2024: Capital increase (ATM) (Class A shares)	75,394	0.12	9	34
December 2024: Change Cass B shares into Class A shares and Class C shares	5,000,000	—	—	—
Other movements	—	—	5	(449)
At December 31, 2024	260,633,072		55,243	531,113

WALLBOX N.V.

Notes to the consolidated financial statements

	Shares (number)	Price per Share (Euros)	Share Capital (In thousand Euros)	Share Premium (In thousand Euros)
At December 31, 2022	172,151,148		45,769	378,240
January 2023: Stock option plan execution (MSOP/ESOP) (Class A shares)	140,594	0.12	17	622
January 2023: Payment in shares Coil acquisition (MSOP/ESOP) (Class A shares)	272,826	0.12	33	2,284
February 2023: Stock option plan execution (MSOP/ESOP) (Class A shares)	168,085	0.12	20	113
March 2023: Stock option plan execution (MSOP/ESOP/RSU) (Class A shares)	141,071	0.12	17	437
March 2023: Founder warrants execution (Class B shares)	20,000	1.20	24	173
March 2023: Change Cass B shares into Class A shares and Class C shares	20,000	—	—	—
April 2023: Stock option plan execution (MSOP/ESOP/RSU) (Class A shares)	569,745	0.12	69	6,313
April 2023: Capital increase (ATM) (Class A shares)	175,586	0.12	21	390
May 2023: Stock option plan execution (MSOP/ESOP) (Class A shares)	181,144	0.12	22	648
May 2023: Capital increase (ATM) (Class A shares)	2,312,313	0.12	278	5,465
June 2023: Stock option plan execution (MSOP/ESOP/RSU/ESPP) (Class A shares)	660,045	0.12	79	2,068
June 2023: Capital Increase (Private placement) (Class A shares)	18,832,432	0.12	2,260	42,689
June 2023: Change Cass B shares into Class A shares and Class C shares	1,000,000
June 2023: Capital increase (ATM) (Class A shares)	71,015	0.12	9	55
July 2023: Stock option plan execution (MSOP/RSU) (Class A shares)	78,345	0.12	9	1,075
July 2023: Capital increase (ATM) (Class A shares)	71,162	0.12	9	213
August 2023: Stock option plan execution (MSOP/ESOP/RSU) (Class A shares)	1,021,037	0.12	123	5,541
September 2023: Stock option plan execution (MSOP/ESOP/RSU) (Class A shares)	825,502	0.12	99	3,776
October 2023: Stock option plan execution (MSOP/RSU) (Class A shares)	405,965	0.12	49	1,051
November 2023: Stock option plan execution (MSOP/ESOP/RSU) (Class A shares)	955,130	0.12	115	1,332
December 2023: Stock option plan execution (MSOP/ESOP/RSU/ESPP) (Class A shares)	727,459	0.12	87	1,081
December 2023: Capital Increase (Private placement) (Class A shares)	10,360,657	0.12	1,243	28,049
At December 31, 2023	211,161,261		50,352	481,615

On December 31, 2020, share capital of Wallbox Chargers S.L.U. totaled Euros 196 thousand and consisted of 392,118 shares with a par value of Euro 0.50 each (at December 31, 2019, share capital amounted to thousand Euros 169 and consisted of 337,300 shares with a par value of Euros 0.50 each).

On September 16, 2021, convertible bonds and a convertible note were converted, resulting in a capital issuance of 147,443 Class A ordinary shares of Wallbox Chargers S.L.U. with a par value of Euros 0.50 each, with a corresponding increase in share capital and share premium totaling Euros 74 thousand and Euros 87,032 thousand, respectively.

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

Furthermore, on October 1, 2021, each share of Kensington’s common stock was exchanged by means of a contribution in kind in exchange for the issuance of Class A Shares, whereby Wallbox issued one Class A Share for each share of new Kensington common stock exchanged, resulting in the issuance of 19,861,318 Wallbox Class A ordinary shares, Euros 0.12 par value. Consequently, share capital increased by Euros 2,383 thousand and share premium by Euros 151,915 thousand, which includes the impact of the IFRS 2 share listing expense totaling thousand Euros 72,172 and the deduction of the net balance of transaction costs totaling Euros 17,397 thousand.

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

In September 2021, Wallbox NV issued 375,000 Class A ordinary shares, par value Euro 0.12, increasing share capital by Euros 45 thousand.

Finally, on November 23, 2021 and December 21, 2021, 43,028 and 1,000 Public Warrants, respectively, were converted into 43,028 and 1,000 Wallbox Class A ordinary shares, par value Euros 0.12, increasing share capital by thousand Euros 5 and raising share premium by Euros 636 thousand.

WALLBOX N.V.

Notes to the consolidated financial statements

The capital increase that took place during fiscal year 2022 corresponded mainly due to the Private placement, execution of the Stock Plan, the Kensington warrant conversion and payment with shares of the Ares acquisition and Electromaps acquisition.

Capital increases in fiscal year 2023 corresponded mainly to the Private placement, execution of the Stock Plan (see Note 21), the equity-settled consideration for the Coil acquisition, and at-the-market program.

Additionally, during 2023, the Company exchanged 1,020,000 Class B ordinary shares with a nominal value of Euro 1.20 per share (“Class B Shares”) for 1,020,000 Class A Shares with a nominal value of Euro 0.12 per share and 1,020,000 Class C Shares with a nominal value of Euro 1.08 per share.

Capital increases in fiscal year 2024 correspond mainly to the Private placement, execution of Stock Plan (see Note 21), the payment in share for the earn out of Ares acquisition, the Kensington warrant conversion (see Note 13) and at-the-market program.

Additionally, during 2024, the Company exchanged 8,750,000 Class B ordinary shares with a nominal value of Euro 1.20 per share ("Class B shares") for 8,750,000 Class A Shares with nominal value of Euro 0.12 per share and 8,750,000 Class C Shares with a nominal value of Euro 1.08 per share.

The share premium is freely distributable, provided that equity is not lower than the aggregate of share capital as a result of such distributions and the legal reserves.

Nature and purpose of reserves

Consolidated prior years’ accumulated deficit

At December 31, 2024, total consolidated accumulated deficit was Euros (569,175) thousand (Euros (420,195) thousand at December 31, 2023.

A free distribution is restricted for the amount of capitalized internal development costs as carried on the consolidated statement of financial position. As at December 31, 2024 the amount of capitalized development costs as carried on the consolidated statement of financial position amounts to Euros 66,308 thousand (2023: Euros 66,408 thousand) as further detailed in Note 10.

Foreign currency translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations. This legal reserve is not freely distributable. This reserve was Euros 12,784 thousand at December 31, 2024 (Euros 5,868 thousand at December 31, 2023).

Other equity components

Share-based payments

The share-based payments reserve is used to recognize the value of equity-settled share-based payments provided to employees, including key management personnel, as part of their remuneration. This reserve was Euros 22,626 thousand at December 31, 2024 (Euros 31,223 thousand at December 31, 2023). Refer to Note 21 for further details of these plans.

Equity-settled earn-out

In addition, this caption includes Euros 738 thousand corresponding to the amount to be paid in shares for to the acquisition of Ares (2023: Euros 921 thousand corresponding to the amount to be paid in shares for the acquisition of Ares and Coil.

Measurement adjustments to financial assets through OCI

Investments in hedge funds referred to in Note 13 are measured at fair value at year end. The change in their valuation is recognized as other equity components through other comprehensive income.

Others

Within the others the Group has included the impact of reversing the put option liability related to ABL acquisition (Note 17)

WALLBOX N.V.

Notes to the consolidated financial statements

17. PROVISIONS

Details of the provisions are as follows:

At December 31, 2024	Non-current			Current
(In thousand Euros)	Other	Service warranties	Total Non-current	Other	Service warranties	Total Current
Carrying amount at the beginning of the year	11,652	2,184	13,836	—	1,752	1,752
Reversal of ABL put option liability (Note 6)	(12,000)	—	(12,000)	—	—	—
Financial expense from provisions update (Note 22)	1,669	—	1,669	—	—	—
Charge / (Credit) to results:	(899)	458	(441)	500	97	597
(+) additional provisions recognized (net)	655	2,032	2,687	—	1,475	1,475
(+/-) Short-term transferred	(500)	—	(500)	500	—	500
(-) Amounts used during the year	(1,054)	(1,574)	(2,628)	—	(1,378)	(1,378)
Carrying amount at year end	422	2,642	3,064	500	1,849	2,349

At December 31, 2023	Non-current			Current
(In thousand Euros)	Other	Service warranties	Total Non-current	Service warranties	Total Current
Carrying amount at the beginning of the year	120	1,319	1,439	1,318	1,318
Business combinations (Note 6)	10,405	—	10,405	—	—
Charge / (Credit) to results:	1,127	865	1,992	434	434
(+) additional provisions recognized (net)	1,245	3,060	4,305	—	—
(+/-) Short-term transferred	—	(1,752)	(1,752)	1,752	1,752
(-) Amounts used during the year	(118)	(443)	(561)	(1,318)	(1,318)
Carrying amount at year end	11,652	2,184	13,836	1,752	1,752

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

Other provisions

As of December 31, 2024, “Other” provisions caption includes mainly the contingent consideration (earn-out) related to Ares amounting to Euros 922 thousand During 2024, we have reversed the put option liability related to ABL acquisition as a consequence of it not being executed prior to its expiration. (Note 6).

As of December 31, 2023, the "Other" provisions included mainly the contingent consideration (earn-out) related to Ares and put option liability related to ABL acquisition (Note 6) amounting to Euros 11,342 thousand and a provision for indemnities for an amount of Euros 311 thousand.

As of December 31, 2024 there are various ongoing claims in relation to commercial agreements, amounting to a maximum expenses of Euros 2 million. The Company, along with its external advisors assesses the likelihood of success of the claim as possible, but not probable, and therefore no provision has been recorded in relation to these claims.

WALLBOX N.V.

Notes to the consolidated financial statements

18. GOVERNMENT GRANTS

Details of Government grants at December 31, are as follows:

(In thousand Euros)		December 31, 2024		December 31, 2023
Grants	Government Entity	Non-current liability	Current liability	Non-current liability	Current liability
Movilidad 2030	Centro para el Desarrollo Tecnológico Industrial, E.P.E. (CDTI)	530	43	701	88
Flexener	Centro para el Desarrollo Tecnológico Industrial, E.P.E. (CDTI)	48	4	118	31
Magnetor	Centro para el Desarrollo Tecnológico Industrial, E.P.E. (CDTI)	—	—	13	7
Zeus Ptas	Centro para el Desarrollo Tecnológico Industrial, E.P.E. (CDTI)	303	25	475	7
Alt impacte	Agencia para la Competitividad de la Empresa de la Generalitat de Cataluña (ACCIÓ)	356	29	389	49
Minichargers	Centro para el Desarrollo Tecnológico Industrial, E.P.E. (CDTI)	49	4	62	9
Electrolinera	Instituto para la Diversificación y Ahorro de la Energía (IDAE)	—	—	421	—
Accio - creació lloc treballs	Agencia para la Competitividad de la Empresa de la Generalitat de Cataluña (ACCIÓ)	101	8	110	37
Hermes Estudios	Ministerio de Industria, Comercio y Turismo	591	48	692	223
Hermes Viabilidad	Ministerio de Industria, Comercio y Turismo	1,232	100	1,505	51
Hermes Formación	Ministerio de Industria, Comercio y Turismo	142	11	233	49
Top Gun	Centro para el Desarrollo Tecnológico Industrial, E.P.E. (CDTI)	26	2	47	—
Torres Quevedo	Agencia Estatal de Investigación	71	6	83	—
ILIOS - PERTE VEC 2	Ministerio de Industria, Comercio y Turismo	2,900	235	—	—
GRID FORMING LOAD	European Climate, Infrastructure and Environment Executive Agency (CINEA)	371	30	—	—
REDWDS - USA	California Energy Commission	496	40	—	—
Total		7,216	585	4,849	551

As of December 31, 2024 government grants include the grants assigned to the Group by the “Centro para el Desarrollo Tecnológico Industrial, E.P.E. (CDTI)” and "Agencia para la Competitividad de la Empresa de la Generalitat de Cataluña (ACCIÓ)", “Agencia Estatal de Investigación”, “Ministerio de Industria, Comercio y Turismo”, "European Climate, Infrastructure and Environment Executive Agency (CINEA)" and "California Energy Comission" for an amount of Euros 1,034 thousand, Euros 494 thousand, Euros 77 thousand, Euros 5,259 thousand, Euros 401 thousand and Euros 536 thousand, respectively, to develop new technologies and promote smart mobility solutions.

As of December 31, 2023 government grants include the grants assigned to the Group by the “Centro para el Desarrollo Tecnológico Industrial, E.P.E. (CDTI)”, "Agencia para la Competitividad de la Empresa de la Generalitat de Cataluña (ACCIÓ)", "Instituto para la Diversificación y Ahorro de la Energía (IDAE)", “Agencia Estatal de Investigación” and “Ministerio de Industria, Comercio y Turismo” for an amount of Euros 1,558 thousand, Euros 585 thousand, Euros 421 thousand, Euros 83 thousand and Euros 2,753 thousand, respectively, to develop new technologies and promote smart mobility solutions.

As of December 31, 2024 Euros 1,872 thousand are pending to be received from government entities, as compared to Euros 3,200 thousand as of December 31, 2023 (Note 24).

The impact in the statement of profit or loss (recognized in the “Other income” caption) for 2024 amounts to Euros 1,198 thousand, as a result of the established conditions agreed with the aforementioned entities (Euros 1,706 thousand for 2023).

WALLBOX N.V.

Notes to the consolidated financial statements

19. REVENUE FROM CONTRACTS WITH CUSTOMERS

Disaggregation of revenue from contracts with customers set out below is the disaggregation of the Group’s revenue from contracts with customers:

	Year ended December 31,
(In thousand Euros)	2024	2023	2022
Lines:
Sales of goods	146,222	129,416	136,372
Sales of services	17,721	14,353	7,813
Total	163,943	143,769	144,185
Geographical markets (*):
EMEA	125,182	116,929	120,619
NORAM	37,417	25,701	23,552
APAC	1,344	1,139	14
Total	163,943	143,769	144,185

(*) The differences between geographical markets information and the segment disclosures in the Note 7 comes from the intercompany eliminations.

There is no individual customer exceeding 10% of total revenues during 2024, 2023 or 2022.

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

A contract liability and long term deferred income are recognized if a payment is received or if a payment is due (whichever is earlier) from a customer before the Group transfers the related goods or services. These contract liabilities and long term deferred income are mainly related to the contracts for extended warranties to the clients. Contract liabilities and long term deferred income are recognized as revenue when the Group performs under the contract. (i.e., transfers control of the related goods or services to the customer).

20. EXPENSES AND NET OTHER INCOME

A. Changes in inventories and raw materials and consumables used

Details of changes in inventories and raw materials and consumables used are as follows:

	Year ended December 31,
(In thousand Euros)	2024	2023	2022
Consumption of finished goods, raw materials and other consumables	93,426	87,933	81,002
Scrap stock, slow moving & obsolete accrual	5,275	999	864
Work carried out by other companies	8,176	6,571	3,739
Impairment of assets (see Note 11)	1,043	—	—
Total	107,920	95,503	85,605

Changes to inventories are recorded within the consumption of finished goods, raw materials and other consumables caption.

WALLBOX N.V.

Notes to the consolidated financial statements

B. Operating expenses

Operating expenses are primarily as follows:

	Year ended December 31,
(In thousand Euros)	2024	2023	2022
Professional services	11,686	11,591	14,129
Marketing expenses	4,831	10,387	23,934
Delivery	4,462	4,580	10,291
External temporary workers	2,306	2,599	4,994
Office expense	7,428	7,970	7,296
Insurance premium	1,918	2,330	3,350
Utilities and similar expenses	4,573	3,310	4,471
Online platforms fees	385	1,212	3,381
Customs duty tax	533	577	887
Travel expenses	2,164	2,581	4,139
Short-term and low value leases	1,785	2,314	3,454
Bank Services	822	738	880
Expected credit loss for trade and other receivables (Note 13)	(176)	(120)	1,003
Repairs	2,246	1,362	509
Other impairment and losses (see Note 13)	2,264	2,013	2,870
Warranty provision (see Note 17)	555	1,299	1,738
Other	6,307	5,045	4,229
Total	54,089	59,788	91,555

C. Net other income

Details of Net other income are primarily as follows:

	Year ended December 31,
(In thousand Euros)	2024	2023	2022
Negative Goodwill (Note 6)	—	11,166	—
Subsidies (Note 18)	1,198	1,706	680
Impact of disposals tangible assets (see Note 8)	(1,029)	—	—
Impact of disposals intangible assets (see Note 10)	(355)	—	—
Other	211	1,388	1,164
Total	25	14,260	1,844

21. EMPLOYEE BENEFITS

Details of employee benefits for the years ended December 31, 2024, 2023 and 2022 are as follows:

	Year ended December 31,
(In thousand Euros)	2024	2023	2022
Wages and salaries	54,028	49,228	43,106
Share-based payments	2,837	13,307	32,625
Social Security	14,623	18,701	13,083
Total	71,488	81,236	88,814

The Group has not entered into any defined contribution or defined benefit plans for which pensions costs are incurred. The majority of employees are working in Spain and are participating in a state pension plan for which the expenses are included in social security.

WALLBOX N.V.

Notes to the consolidated financial statements

Details of the personnel expense recognized for share-based payment transactions are as follows:

	Year ended December 31,
(In thousand Euros)	2024	2023	2022
Management stock option plan	143	2,915	14,377
Founder Stock options plan	—	—	8,195
RSU Employees	2,253	11,289	6,862
Performance based earn out in shares and RSU's management Ares	289	647	531
Performance based earn out in shares and RSU's management COIL	—	(744)	1,769
RSU Management	1,006	1,508	3,103
ESPP	135	265	-
Capitalization of share-based payment transactions in intangible assets	(989)	(2,573)	(2,212)
Total	2,837	13,307	32,625

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

Employee Stock Option Plan

During the COVID-19 pandemic, shareholders agreed to offer all employees of Wallbox Chargers, S.L.U. (the “Beneficiaries” or, individually, the “Beneficiary”) the possibility of participating in a share-based payment plan (the “Employees Stock Options Plan” or “ESOP”) to receive stock options (the “Options”) to purchase a certain number of ordinary shares (the “Shares”) of Wallbox Chargers. Participation in this Plan was voluntary, and it was created as a cash saving measure, as it was offered in exchange for a reduction in the salaries of the Beneficiaries, which has resulted in strategic cash maintenance during the uncertain period caused by the COVID-19 pandemic. The exercise price of the options is Euros 0.50. Furthermore, because of these savings, the Company was able to continue with its strategic plans and continues to hire the best professionals from the industry to exit the COVID-19 period with a strong position relative to its competitors.

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

WALLBOX N.V.

Notes to the consolidated financial statements

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

Each beneficiary must comply with the following conditions in order to exercise the options:

i.
A lock-up period of three years, during which time they will be able to exercise the options proportionally on a monthly basis; however this lock up period was cancelled in December 2023.
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

RSUs for Management

WALLBOX N.V.

Notes to the consolidated financial statements

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

In addition, during 2023, the Company granted RSUs to members of the Board of Directors. These RSUs have fully vested in 2023.

ESPP

In January 2023, the Group launched an offering period under the Amended and Restated 2021 Employee Stock Purchase Plan (“ESPP”) for a length of one year, with the purpose of increasing employee engagement and motivation. This program has been extended for the subsequent years considering two open windows per year where the employees can decide to join or leave the plan. The offering has been designed in accordance with the share-based payments plan approved by the Company upon listing in October 2021. The Employee Stock Purchase Plan consists of an offer to buy a maximum of 20,000 shares by each of the Company’s employees who participates in the ESPP with a discount of up to 15%, with a limit of 1% to 10% of annual salary per year.

Movements during the year

The following table illustrates the movements in stock options at December 31, excluding earn out payments in shares for the business combinations in 2022:

WALLBOX N.V.

Notes to the consolidated financial statements

Number of warrants	ESOP	MSOP	Founders	RSU Employees	RSU Management	RSU Coil & Ares	Total
At December 31, 2023	910,382	3,003,867	1,013,609	2,984,802	1,458,334	350,615	9,721,609
Granted	—	—	—	1,822,625	1,720,415	—	3,543,040
Exercised	(229,291)	(1,063,152)	—	(1,101,262)	(248,976)	(95,926)	(2,738,607)
Other	(5,400)	5,400	—	—	—	—
Cancelled	—	(13,253)	—	(1,372,241)	(333,333)	(31,889)	(1,750,716)
At December 31, 2024	675,691	1,932,862	1,013,609	2,333,924	2,596,440	222,800	8,775,326

Number of warrants	ESOP	MSOP	Founders	RSU Employees	RSU Management	RSU Coil & Ares	Total
At December 31, 2022	1,285,619	6,238,316	1,033,609	2,027,765	2,000,000	496,019	13,081,328
Granted	—	38,610	—	2,425,280	—	—	2,463,890
Exercised	(375,237)	(3,271,405)	(20,000)	(944,298)	(249,999)	(145,404)	(5,006,343)
Cancelled	—	(1,654)	—	(523,945)	(291,667)	—	(817,266)
At December 31, 2023	910,382	3,003,867	1,013,609	2,984,802	1,458,334	350,615	9,721,609

Number of warrants	ESOP	MSOP	Founders	RSU Employees	RSU Management	RSU Coil & Ares	Total
At December 31, 2021	1,584,192	7,253,823	—	—	—	—	8,838,015
Granted	—	33,000	1,033,609	2,198,289	2,000,000	496,019	5,760,917
Exercised	(298,573)	(927,410)	—	(12,800)	—	—	(1,238,783)
Cancelled	—	(121,097)	—	(157,724)	—	—	(278,821)
At December 31, 2022	1,285,619	6,238,316	1,033,609	2,027,765	2,000,000	496,019	13,081,328

The number of exercisable options at December, 31:

Number of exercisable options	2024	2023	2022
ESOP	675,691	910,382	1,285,619
MSOP	1,932,862	2,729,650	4,873,644
Founders	1,013,609	1,013,609	258,402
RSU	—	—	—
Total	3,622,162	4,653,641	6,417,665

The ESOPs and MSOP’s weren’t exercisable until an “Exit event” occurred. As the company was listed as from October 2021, the vested options became exercisable. As a listing on a stock market qualifies as an “Exit event”.

The weighted average fair value and exercise price for each plan is calculated as follows, excluding earn out payments in shares for the business combinations in 2022:

	Units			Exercise price			Average fair value			Remaining
	2024	2023	2022	2024	2023	2022	2024	2023	2022	contractual life
Management stock option plan	1,932,862	3,003,867	6,238,316	0.0021	0.0021	0.0021	3.07	2.91	3.10	All options are vested
Employee stock option plan	675,691	910,382	1,285,619	—	—	—	0.91	0.88	0.85	All options are vested
Founder Stock options plan	1,013,609	1,013,609	1,033,609	1.93	1.93	1.93	7.93	7.93	7.93	All options are vested
RSU Employees	2,333,924	2,984,802	2,027,765	—	—	—	0.33	1.55	9.32	2025-2027
RSU Coil & Ares	222,800	350,615	496,019	—	—	—	9.43	9.43	9.43	2025
RSU Management	2,596,440	1,458,334	2,000,000	—	—	—	1.44	2.81	2.81	2025-2029
	8,775,326	9,721,609	13,081,328

22. FINANCIAL INCOME AND EXPENSES

Details of financial income and expenses are as follows:

WALLBOX N.V.

Notes to the consolidated financial statements

(In thousand Euros)	Note	December 31, 2024	December 31, 2023	December 31, 2022
Financial income
Fair value adjustment of the put option		—	—	2,002
Fair value gain on financial investments		1,932	1,127	280
Fair Value of derivative		—	191	15
Other finance income		13	154	10
Total financial income		1,945	1,472	2,307
Financial expenses
Interest and fees on bank loans	13	19,957	13,791	3,711
Interest on leases	9	1,911	1,341	1,267
Fair value loss on financial investments		—	—	1,343
Impairment of financial investments		—	—	1,411
Fair value of derivative		101	—	—
Financial expenses from provisions update	17	1,669	—	—
Other finance costs		42	115	266
Total financial expenses		23,680	15,247	7,998

(In thousand Euros)	December 31, 2024	December 31, 2023	December 31, 2022
Exchange differences	(4,044)	1,466	(3,618)
Total	(4,044)	1,466	(3,618)

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

As the Company had losses in all three periods, potential issuable ordinary shares from Management Stock Options, Employee Stock Options, RSU plans and Warrants are not dilutive (losses per share would be less and anti-dilution would exist). Hence, these shares are not considered in the calculation of losses per diluted share.

Details of the calculation of basic and diluted earnings/loss per share are as follows:

	Year ended December 31,
(In thousand Euros)	2024	2023	2022
Loss for the year	(151,792)	(112,071)	(62,800)
Dilutive effects on earnings per share	—	—	—
Total loss for basic and diluted earnings per share	(151,792)	(112,071)	(62,800)

Number of shares	December 31, 2024	December 31, 2023	December 31, 2022
Weighted average number of ordinary shares for basic and diluted earnings per share (thousand shares)	231,233	187,679	163,367

(In Euros)	December 31, 2024	December 31, 2023	December 31, 2022
Basic and diluted losses per share	(0.66)	(0.60)	(0.38)

24. TAX CREDIT AND OTHER RECEIVABLES/OTHER PAYABLES

WALLBOX N.V.

Notes to the consolidated financial statements

A. Tax credit and other receivables/Other payables

(In thousand Euros)	December 31, 2024	December 31, 2023
VAT receivable	2,740	3,800
Government grants receivable	1,872	3,200
Income tax credit receivable (short term)	1,073	1,258
Income tax credit receivable (long term)	6,047	6,056
Other tax receivable	181	171
Tax credit and other receivables	11,913	14,485

(In thousand Euros)	December 31, 2024	December 31, 2023
VAT payable	1,612	2,741
Current income tax liability	—	—
Social Security payable	307	1,372
Personal Income Tax payable	1,152	2,096
Deferred tax liabilities	3,412	9,347
Deferred tax liabilities and other payables	6,483	15,556

B. Amounts recognized in profit or loss

	Year ended December 31,
(In thousand Euros)	2024	2023	2022
Loss before Tax / Profit	(158,515)	(112,774)	(67,726)
Tax income (at 25%)	39,629	28,150	16,932
Unrecognized deferred tax assets on tax losses and temporary differences	(39,629)	(28,150)	(16,932)
R&D tax credits	(1,064)	(685)	(5,468)
Other movements	(5,659)	(18)	542
Income tax credit	(6,723)	(703)	(4,926)

As Wallbox N.V. is a Spanish tax resident, is the corporate tax rate of Spain is being used, which is a nominal tax rate of 25%.

Deductible temporary differences for which no deferred tax assets have been recognized totaled Euros 28,926 thousand at December 31, 2024. At December 31, 2023 deductible temporary differences for which no deferred tax asset were recognized in the statement of financial position amounted to Euros 5,106 thousand.

The amount of Euros 28,926 thousand (Euros 5,106 thousand at 2023) was related to deductible temporary differences generated in 2024, primarily associated with the impairment recognized in 2024, share-based payment plan provision, obsolescence provision and part of the financial expenses, and also the temporary differences related to IFRS 16.

At December 31, details of unrecognized tax losses to be offset in the future are as follows:

(In thousand Euros)	December 31, 2024	December 31, 2023
2015	47	47
2016	439	439
2017	56	56
2018	1,579	1,579
2019	3,318	3,318
2020	9,025	9,025
2021	122,456	122,456
2022	3,167	3,167
2023	41,962	42,480
2024	80,676	-
Total	262,725	182,567

The tax losses detailed above correspond to the Spanish tax consolidated headed by Wallbox NV. There is no time limit to apply these tax losses. Additionally, the unrecognized tax losses of Wallbox USA Inc amount to Euros 69,228 thousand as of December 31, 2024 (Euros 54,533 thousand as of December 31, 2023). Regarding ABL GmbH, the unrecognized tax losses amount to Euros 16,494 as of December 31,

WALLBOX N.V.

Notes to the consolidated financial statements

2024 (Euros 2,517 thousand as of December 31, 2023). The unrecognized tax losses of the rest of the subsidiaries amount to Euro 16,068 thousand (Euros 17,267 thousand as of December 31, 2023).

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

25. GROUP INFORMATION

A. Related parties

Details of transactions and balances with related parties are as follows:

Year ended December 31, 2024
(In Thousand Euros)	Shareholders	Joint Venture	Key management	Total
Revenue	—	—	—	—
Interest	—	—	—	—
Impairment of financial assets	—	—	—	—
Statement of financial position
Accounts receivables and accounts payables	—	—	—	—

	Year ended December 31, 2023
(In Thousand Euros)	Shareholders	Joint Venture	Key management	Total
Statement of profit or loss
Revenue	328	—	—	328
Statement of financial position
Accounts receivables and accounts payables	369	—	—	369

	Year ended December 31, 2022
(In Thousand Euros)	Shareholders	Joint Venture	Key management	Total
Statement of profit or loss
Revenue	67	—	—	67
Interest	—	47	—	47
Impairment of financial assets	—	(1,945)	—	(1,945)
Statement of financial position

Only revenues to shareholders holding a minimal interest in the Group of 50% has been disclosed as a related party transaction in accordance with IAS 24 definitions.

In connection with the August 2024 private placement of Class A Shares, Enric Asuncion Escorsa purchased 40,372 Class A Shares, Orilla Asset Management, S.L. purchased 4,279,371 Class A Shares, AM Gestio, S.L. purchased 1,614,857 Class A Shares, Consilium, S.L. purchased 2,139,686 Class A Shares and Generac Power Systems, Inc purchased 28,259,991 Class A Shares , in each case, at price of $1.24 per share.

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

WALLBOX N.V.

Notes to the consolidated financial statements

B. Remuneration of Directors and Key Management

The remuneration expenses recorded for the members of the Board of Directors in 2024, 2023 and 2022 are as follows:

	Year ended December 31,
(thousand Euros)	2024	2023	2022
Short-term benefits	394	436	774
Cost of non-executive directors	465	424	303
Share-based payment plan expenses	—	1,078	6,146
Total	859	1,938	7,223

Details of the remuneration expenses recorded for the Company’s senior management (excluding the executive members of the Board of Directors) are as follows:

	Year ended December 31,
(thousand Euros)	2024	2023	2022
Short-term benefits	1,602	1,724	1,908
Termination benefits	325	14	206
Share-based payment plan expenses	1,383	2,863	13,842
Total	3,310	4,601	15,956

No expenses for post-employment benefits were incurred during 2024, 2023 and 2022.

At December 31, 2024 and 2023 the group had no pension or life insurance obligations with members of senior management.

At December 31, 2024 and 2023 no advances or loans had been granted to members of senior management, nor had the Company extended any guarantees on their behalf.

During 2024, public liability insurance premiums of Euros 523 thousand (Euros 996 thousand in 2023) had been incurred to be covered for damages or losses that may be incurred by directors in the performance of their duties. These insurance premiums do however not form part of the remuneration of the Directors and has therefore not be included in the table above.

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

The maximum credit risk exposure is as follows:

WALLBOX N.V.

Notes to the consolidated financial statements

	December 31, 2024		December 31, 2023
(In thousand Euros)	Non-current	Current	Non-current		Current
Customer sales and services	—	29,243	—	—	43,258
Other receivables	—	428	—	—	140
Loans to employees	180	—	180		18
Trade and other financial receivables	180	29,671	180		43,416
Loans granted to Joint Venture	—	—	—		—
Guarantee deposit	1,170	—	1,341		—
Non-current financial assets	1,170	—	1,341		—
Guarantee deposit	—	209	—		82
Financial investments	—	25,901	—		5,728
Other current financial assets	—	26,110	—		5,810
Total	1,350	55,781	1,521		49,226

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

(In thousand Euros)	Currency	December 31, 2024	December 31, 2023
Fixed rate Loan	EUR	16,799	27,926
Floating rate loan	EUR	181,670	179,431
Total		198,469	207,357

A 100 basis point change in interest rates would mean an increase (decrease) in profit or loss at December 31, 2024 of Euros 2,027 thousand (Euros (1,951) thousand at December 31, 2023). This calculation assumes that the change occurred on the date of the report applied to the risk exposures existing on that date. This analysis assumes that all other variables are held constant and considers the effect of interest rates.

	2024		2023		2022
(In thousand Euros)	Profit or loss		Profit or loss		Profit or loss
	100 bp increase	100 bp decrease	100 bp increase	100 bp decrease	100 bp increase	100 bp decrease
Floating rate loan	(2,027)	2,027	(1,951)	1,951	(1,317)	1,317

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

	2024		2023		2022
	Profit or loss		Profit or loss		Profit or loss
(In thousand Euros)	Strengthening	Weakening	Strengthening	Weakening	Strengthening	Weakening
USD (10% movement)	(2,251)	2,752	(1,270)	1,552	(565)	691

Other market price risk

The Group has derivative warrant liabilities (see Note 13) measured at FVTPL.

The derivative warrant liabilities of Euros 2,168 thousand at December 31, 2024 (Euros 3,119 thousand at December 31, 2023) included a fair value adjustment of Euros 1,081 thousand compared to December 31, 2023.

A change of the warrant price by 1% would result in an increase/decrease of the underlying warrant liabilities of Euros 22 thousand (2023: Euros 31 thousand).

c) Liquidity risk

Liquidity risk arises where the Group might not hold, or have access to, sufficient liquid funds at an appropriate cost to settle its payment obligations at any given time.

Details of working capital are as follows:

(In thousand Euros)	December 31, 2024	December 31, 2023
Current assets	158,367	256,924
Current liabilities	175,751	190,774
Total	(17,384)	66,150

Although the working capital is negative, this is a consequence of the classification under current liabilities of the grace period mentioned in Note 13, in accordance with IAS 1, and the resulting reclassification due to a breach of certain covenant. As indicated in Note 2 and Note 13, in April 2025 the Group signed the new agreement and reached an understanding with the financial institution concerned with the aforementioned covenant. Therefore, the Group considers that it has the necessary resources to meet its payment obligations arising from its operations. Refer to note 2 for details about the group financial position and the going concern assumptions applied in preparing the consolidated financial statements.

WALLBOX N.V.

Notes to the consolidated financial statements

Details of the maturities, by year, of the principal of the loans and borrowings at December 31, are as follows:

	December 31, 2024
(In Euros)	Capital	Interest	Total
2025	131,810	7,293	139,103
2026	28,504	5,458	33,962
2027	19,371	2,174	21,545
2028	13,020	794	13,814
2029	3,217	139	3,356
More than five years	2,547	7	2,554
Total	198,469	15,865	214,334

	December 31, 2023
(In Euros)	Capital	Interest	Total
2024	126,496	9,682	136,179
2025	25,533	5,784	31,317
2026	22,859	3,520	26,379
2027	15,831	1,868	17,699
2028	12,017	815	12,831
More than five years	4,621	163	4,784
Total	207,357	21,832	229,189

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

No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2024 and 2023.

27. EVENTS AFTER THE REPORTING PERIOD

After the reporting date of December 31, 2024, the following significant events have occurred:

In the first quarter of 2025, certain employees converted 787,597 options, as part of their stock option plan, into 787,597 Class A ordinary shares of Euros 0.12 of par value, resulting in an increase of share capital of Euros 95 thousand.

Additionally, in the first quarter of 2025, we closed capital increases as part of the ATM programme, pursuant to which we sold 739,742 Class A ordinary shares of Euros 0.12 of per value, resulting in an increase of share capital of Euros 89 thousand.

On February 21, 2025, we closed a private placement of Class A Shares, pursuant to which we sold 26,707,142 Class A Shares for aggregate gross proceeds of $9,9 million (€ 9.4 Million) to certain existing investors and strategic partners at a price of $0.37 per share.

As disclosed in Note 2, on April 8, 2025, all remaining financial institutions adhered to the framework agreement, formalizing the grace period and waiving financial covenant requirements for 2025 (Notes 2 and 13). Additionally, the Group is renegotiating its €15 million bilateral loan with one of the lenders including financial covenants (Note 13).

28. DETAILS OF WALLBOX GROUP SUBSIDIARIES

				% Equity interest
Company name	Registered office	Activity	Company holding investment	December 31, 2024	December 31, 2023	Consolidation method
Wall Box Chargers, S.L.U.	Paseo de la Castellana, 95. Planta 28, 28046, Madrid, Spain	Retail innovative solutions for charging Electric Vehicles	Wallbox NV	100%	100%	*	Fully consolidated
Kensington Capital Acquisition Corp II	1400 Old Country Road, Suite 301, Westbury, NY 11590	Special purpose acquisition company	Wallbox NV	100%	100%	*	Fully consolidated
Wallbox Energy, S.L.U.	Calle Foc 68, 08038, Barcelona, Spain	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	-	100%	—	-
Wallbox UK Limited	378-380 Deansgate, Manchester, United Kingdom M3 4LY	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%	—	Fully consolidated
SAS Wallbox France	Avenue des Champs Elysées 102, 75008, Paris, France	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%	—	Fully consolidated
WBC Wallbox Chargers Deutschland GmbH	Oskar-von-Miller-Ring 20, 80333 Munich, Germany	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%	—	Fully consolidated
Wallbox Italy, S.R.L.	Piazza Tre Torri 2, 20145 CAP, Milano, Italy	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%	—	Fully consolidated
Wallbox Netherlands B.V.	Kingsfordweg 151,1042 GR Amsterdam, The Netherlands	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%	—	Fully consolidated
Wallbox USA Inc.	800 W. El Camino Real Suite 180, Mountain View CA 94040, United States	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%	—	Fully consolidated
Wallbox Shanghai Ldt.	Unit 05-129 Level 5, No. 482, 488, 492, 518 Xinjiang Road, Jingan District, Shanghai Municipality, China	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%	—	Fully consolidated
Wallbox AS	Professor Olav Hanssens vei 7A, 4021 Stavanger, Norway	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%	—	Fully consolidated
Wallbox ApS	Rådhuspladsen 16, 1550 København, Denmark	Retail innovative solutions for charging Electric Vehicles	Wallbox Norway AS	100%	100%	—	Fully consolidated
Wallbox AB	Kistagången 12, 164 40 Kista, Sweden	Retail innovative solutions for charging Electric Vehicles	Wallbox Norway AS	100%	100%	—	Fully consolidated
Wallbox Oy	PL 747, 00101 Helsinki, Finland	Retail innovative solutions for charging Electric Vehicles	Wallbox Norway AS	100%	100%	—	Fully consolidated
Electromaps, S.L.U.	Calle Foc 68, 08038, Barcelona, Spain	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%	—	Fully consolidated
Coil, Inc.	1307 Hayes Street Suite 5 San Francisco, CA 94117 US	EV Charge installer	Wallbox USA, Inc.	100%	100%	—	Fully consolidated
AR Electronics Solutions, S.L.U.	Calle Foc 68, 08038, Barcelona, Spain	Manufacture of Electronical components	Wall Box Chargers, S.L.U.	100%	100%	—	Fully consolidated
Wallbox Australia PTY, Ltd	152 Elizabeth Street - Level 4 - Melbourne VIC 3000	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%	—	Fully consolidated
WBX Chargers Portugal, Unipessoal Lda	Edifício Scala, Rua de Vilar, 235, 2.o andar Porto Concelho: Porto Freguesia: Lordelo do Ouro e Massarelos 4050 626 Porto	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%	—	Fully consolidated
Wallbox Belgium BV	1831 Diegem, Pegasuslaan 5, Belgium	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%	—	Fully consolidated
ABL Gmbh (1)	Albert-Büttner-Straße 11, 91207 Lauf / Pegnitz, Deutschland	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	75%	100%	—	Fully consolidated
ABL Morocco S.A.	Lot 2, Ilot 72 Tanger 90100, Morocco	Retail innovative solutions for charging Electric Vehicles	ABL Gmbh	99%	99%	—	Fully consolidated
ABL Nederland B.V.	Meander 251 6825 MC Arnhem, Netherlands	Retail innovative solutions for charging Electric Vehicles	ABL Gmbh	100%	100%	—	Fully consolidated
ABL (Shangai) Co. Ltd	Yuandong Building, No. 1101 Pudong South Road,200120 Shanghai, China	Retail innovative solutions for charging Electric Vehicles	ABL Gmbh	100%	100%	—	Fully consolidated

(*) direct ownership

(-) indirect ownership

(1) ABL GmbH is using the exemption rules acc. Sec. 264 (3) German commercial law in the extend that ABL GmbH isn’t required to (prepare,) audit and publish their statutory financial statement as of 31st December 2023 (2024)