Form 20-F
period 2025-12-31
Wallbox N.V.
filed 2026-04-09
CIK 1866501

3

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13d OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Enric Asunción

CEO
Telephone: +1(404) 574‑1504

investors@wallbox.com
Wallbox N.V.
Carrer del Foc, 68
Barcelona, Spain 08038

(Name, Telephone, E‑mail and /or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares, nominal value €2.40 per share	WBX	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. As of December 31, 2025, the registrant had 16,778,631 Class A Shares and 355,040 Class B Shares outstanding.

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

Large accelerated filer	☐	Accelerated filer	☐	Non‑accelerated filer	☒

				Emerging growth company	☒

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

“Class A Shares” means the ordinary shares A, nominal value €2.40 per share, of Wallbox.

“Class B Shares” means the ordinary shares B, nominal value €24 per share, of Wallbox.

"Class C Shares" means the ordinary shares C, nominal value €21.60 per share, of Wallbox.

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

CAUTIONARY STATEMENT REGARDING FORWARD‑LOOKING STATEMENTS

This Annual Report contains statements that constitute “forward‑looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward‑looking statements to be covered by the safe harbor provisions for forward‑looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements contained in this Annual Report other than statements of historical fact should be considered forward‑looking statements, including, without limitation, statements regarding our debt restructuring process, NYSE listing compliance, ability to continue operating as a going concern, future operating results and financial position,debt service and covenant compliance, internal control remediation, market and industry, impact of the reduction in workforce efforts, business strategy and plans, potential outcomes of our partnerships and transactions, market growth and objectives for future operations. The words “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “focus,” “forecast,” “intend,” “likely,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward‑looking statements, though not all forward‑looking statements use these words or expressions. These statements are neither historical facts nor assurances of future performance. Although we believe that these estimates and forward‑looking statements are based upon reasonable assumptions, they are subject to numerous known and unknown risks and uncertainties, some of which are beyond our control, and are made in light of the information currently available to us.

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

Risks Related to Our financial Condition, Liquidity and Ongoing Restructuring

Our ongoing debt restructuring process is subject to significant uncertainties, including judicial approval of a Spanish restructuring plan, and failure to complete the restructuring would have a material adverse effect on our ability to continue as a going concern.

We are currently engaged in a complex debt restructuring process that is critical to our continued operations. On October 9, 2025, we entered into a standstill agreement (the "SS Agreement") with the majority of our banking pool, which among other things temporarily suspended payments of principal and interest and has been extended multiple times, most recently through March 31, 2026. On December 1, 2025, we reached a non-binding indicative commercial agreement (the "Commercial Agreement") with the majority lenders and certain major shareholders, contemplating an extension of debt maturities and a proposed liquidity injection of €22.5 million through a combination of debt and equity. On April 8, 2026, the Commercial Agreement was signed and the Spanish restructuring plan will be filed in the coming days for judicial approval in accordance with applicable Spanish law. The restructuring plan is subject to a number of material risks and uncertainties, including the following:

•
Judicial approval risk. The Spanish restructuring plan requires approval by the competent Spanish court. There can be no assurance that the court will approve the plan on the terms proposed, within the timeframe required, or at all. If the court declines to approve the plan or imposes materially different conditions, we may be unable to implement the restructuring on terms that are workable for the company.
•
Minority lender risk. The Commercial Agreement covers approximately 85% of our total existing indebtedness. Lenders representing approximately 15% of our existing indebtedness are not currently party to the Commercial Agreement. There can be no assurance that these minority lenders will accede to the restructuring plan, and any dissenting lenders could challenge the plan in the Spanish court proceedings, delay implementation, or seek remedies that could materially and adversely affect our operations.
•
Equity raise risk. The Commercial Agreement contemplates that we will raise €10.6 million of new equity. We have received binding offers from certain shareholders for this amount, but there can be no assurance that the equity raise will be completed on the terms anticipated, on a timely basis, or at all. Failure to complete the equity raise would likely prevent implementation of the restructuring and could result in our inability to continue as a going concern.

•
Bridge loan maturity risk. On April 8, 2026, we entered into two bridge loan agreements — one with certain shareholders for €5,650,000 and one with certain lenders for €5,350,000. These bridge loans are short-term in nature and we will need to refinance or repay them. There can be no assurance that we will be able to do so on acceptable terms or at all.
•
Payment in kind interest compounding. The Commercial Agreement includes a €69.1 million bullet instrument maturing in December 2030 with payment-in-kind interest. While this structure preserves near-term cash, PIK interest will compound our debt burden through 2030, and we may be unable to repay or refinance this instrument at maturity.
•
Operational disruption during restructuring. The ongoing court-supervised negotiation process and public disclosure of our financial difficulties may cause customers, suppliers, employees, and other counterparties to modify or terminate their relationships with us, demand more favorable commercial terms, or otherwise take actions that could further harm our business and financial condition.
•
Timeline risk. The Spanish court authorized a negotiation period extension of up to three additional months as of March 4, 2026. If the restructuring cannot be implemented within applicable court deadlines, we may lose the protections afforded by the court-supervised process, which could accelerate creditor enforcement actions.

All restructured financial debt pursuant to the restructuring plan and the New Money will share a single, common security package (the “New Security”) with such arrangements to be reflected in an intercreditor agreement that forms part of the restructuring plan. The New Security will consist of first demand guarantees from the key Group companies, pledges over 100 per cent of the shares in the Group’s main operating subsidiaries, security over core intellectual property, material commercial contracts and, in the case of Wallbox USA, stock, and pledges over key bank accounts and intercompany loans. In practice, this means that substantially all the Group’s material operating entities, shareholdings, cash balances, intellectual property and intragroup receivables within the scope of the restructuring plan will be pledged on a pari passu basis in favor of all secured financial creditors following implementation of the restructuring plan.

In addition, following the Effective Date and once Chargers has been transformed into a Spanish public limited liability company, Chargers will issue warrants or equivalent instruments convertible into Chargers’ shares (the “Chargers Warrants”) in favor of the Financial Creditors as an enforcement mechanism that may be exercised in the event of an acceleration under the Term Loan Framework Agreement, the Revolving Facilities Framework Agreement and the agreements comprising the New Money.

Even if the restructuring is successfully implemented, there can be no assurance that we will be able to generate sufficient cash flows from operations to service our restructured debt obligations and fund our ongoing operations. The financial forecasts underlying the restructuring plan are based on assumptions regarding revenue growth, gross margin improvements, and working capital optimization that may not be achieved. A significant deviation from these forecasts could cause us to require additional capital, further restructuring, or could result in our inability to continue as a going concern.

We have negative total equity, a significant working capital deficit, and very limited cash resources, any of which could impair our ability to operate and may trigger mandatory dissolution or additional regulatory requirements under applicable Dutch

As of December 31, 2025, we had total negative equity of €(31,461) thousand, an accumulated deficit and capital reduction reserves for a negative net amount of €131,886 thousand, cash and cash equivalents of €4,446 thousand, and a working capital deficit of €(74,726) thousand. Our current liabilities of €172,149 thousand substantially exceed our current assets of €97,423 thousand.

This financial condition creates a number of specific risks:

•
Dutch law obligations. As a Dutch public limited liability company (naamloze vennootschap), our directors are subject to specific obligations under Dutch law when the company's financial position deteriorates. Under certain circumstances, directors of a Dutch company may face personal liability for obligations incurred when the company's equity was negative or when the company was insolvent. We cannot provide assurance that our current or former directors will not face such claims
•
Covenant compliance. As of December 31, 2025, we are not in compliance with financial covenants under our HSBC Facility Agreement, and we are currently negotiating with HSBC. Under the terms of that facility, the outstanding amount of approximately €11.25 million may become due and payable in full upon an event of default. There can be no assurance that we will reach an agreement with HSBC on satisfactory terms, or that HSBC will not exercise remedies available to it under the facility agreement if the restructuring plan were not to be judicially approved.
•
Supplier and trade creditor stress. Our trade payables increased from approximately €23.5 million as of December 31, 2024 to approximately €42.2 million as of December 31, 2025, reflecting extended payment terms and delayed payments to suppliers. If suppliers restrict our access to trade credit, demand prepayment, or reduce or eliminate supply relationships, our operations could be materially disrupted.
•
Liquidity runway. Our cash and cash equivalents of €4.4 million as of December 31, 2025, together with the bridge loans entered into in April 2026, provide limited liquidity runway. Our ability to fund ongoing operations during the restructuring process is dependent on the continued cooperation of our lenders under the standstill and framework agreements and on the timely implementation of the Commercial Agreement. If the restructuring is delayed, we may not have sufficient liquidity to continue operations.

Our ongoing debt restructuring and acute financial difficulties may materially impair our commercial relationships with customers, suppliers, and partners.

The public nature of our debt restructuring process, including court filings in Spain and public disclosures regarding our going concern uncertainty, may cause material harm to our commercial relationships. Specifically:

•
Customer concerns. Customers considering purchasing our EV charging products and services may be reluctant to enter into long-term relationships, purchase extended warranties, or rely on our software platforms if they have concerns about our continued viability. This is particularly relevant for our Wallbox Care program, software subscriptions, and long-term installation service agreements, where our ongoing operational support is a key component of the value proposition.
•
Supplier and vendor risk. Key component suppliers and contract manufacturers may reduce credit terms, require prepayment, or prioritize other customers if they have concerns about our ability to pay. Given our dependence on a limited number of vendors and OEMs for critical components, any disruption in these relationships could materially impair our ability to manufacture and deliver products.
•
Distribution partner risk. Our go-to-market strategy relies heavily on distributors, resellers, and installers. These partners may reduce their commitment to our products, increase focus on competing brands, or seek to renegotiate commercial terms if they have concerns about our financial stability.
•
Talent retention. The uncertainty associated with our restructuring may make it more difficult to retain key employees and to recruit the skilled technical and commercial personnel necessary to execute our business plan. This risk is heightened given the significant workforce reductions we have implemented in recent years.
•
Government and institutional partner risk. We have received significant government grants and are pursuing opportunities related to government-funded EV infrastructure programs. Government agencies and publicly funded counterparties may be restricted from entering into or maintaining agreements with companies undergoing restructuring proceedings, which could limit our access to these programs.

Risks Related to Our Business

We are an early stage company with a history of operating losses, and expect to incur significant expenses and continuing losses at least for the near and medium‑term.

We have a history of operating losses and negative operating cash flows. We incurred a net loss of €103.2 million and €151.8. million for the years ended December 31, 2025 and 2024, respectively. We believe we will continue to incur operating and net losses at least for the near and medium-term. A significant portion of our operating expenses are fixed. We anticipate that, due to, among other things, ongoing administrative expenses associated with our U.S. listing and related regulations and reporting requirements, we will operate at a loss for the near and medium‑term. Additional losses could impair our liquidity and may require us to raise additional capital or to curtail certain of our operations in an effort to preserve capital. Incurring additional losses could also erode investor’s confidence in our ability to manage our business effectively and result in a decline in the price of Shares. Even if we achieve profitability, there can be no assurance that we will be able to maintain profitability in the future. We may need to raise additional financing through loans, securities offerings or additional transactions in order to fund our ongoing operations. There is no assurance that we will be able to obtain such additional financing or that we will be able to obtain such additional financing on favorable terms if at all.

In addition to our operating losses, we have experienced two consecutive years of material asset impairment charges — €26,755 thousand in 2025 and €26,415 thousand in 2024. Our impairment testing discloses that any reasonable change in key assumptions for certain cash-generating units, including the Wallbox Europe CGU and the ABL CGU, would result in additional impairment charges. Given continued uncertainty in EV market conditions, potential further deterioration in our financial position, and changes in macroeconomic conditions including interest rates (which affect our discount rate assumptions), additional significant impairment charges in future periods are reasonably possible and could further impair our equity position and results of operations.

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

If we fail to manage our organization effectively, our business, operating results and financial condition could be adversely affected.

In January 2023, we implemented cost‑saving initiatives that were maintained throughout 2024 and 2025 to better align our cost structure with the current demand environment. These cost-saving initiatives will continue through 2026. The main initiatives that we have implemented during this period have focused on workforce reduction and operational cost savings. These initiatives are subject to known and unknown risks and uncertainties, including whether we have targeted the appropriate areas of the business and at the appropriate scale. In addition, these cost‑saving initiatives could take more time and be more costly than anticipated and could place substantial demands on management, which could lead to the diversion of management’s attention from other business priorities. Any additional reduction in workforce may yield unintended consequences and costs, such as attrition beyond the intended reduction in workforce, the distraction of employees and reduced employee morale, which could, in turn, adversely impact productivity, including through a loss of continuity, loss of accumulated knowledge or inefficiency during transitional periods. Any of these impacts could also adversely affect our reputation as an employer, make it more difficult for us to hire new employees in the future and increase the risk that we may not achieve the anticipated benefits.

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

These risks are significantly heightened in our current circumstances. Our ongoing debt restructuring, repeated workforce reductions, and the public uncertainty about our financial condition make it substantially more difficult to retain key personnel and attract new talent. We reduced our year-end employee headcount by approximately 34% in 2025 alone, and further reductions are planned for 2026. The loss of key engineers, product development staff, and commercial personnel in connection with these reductions may have impaired our competitive capabilities in ways that are difficult to fully assess or recover from. In addition, the reductions in share-based compensation expense and the significant decline in our share price substantially reduce the value of equity-based incentive compensation, limiting our ability to use this tool to retain and motivate key employees. We have also experienced turnover at the Chief Financial Officer level, with our CFO stepping down effective January 7, 2026, which adds execution risk during a period when our financial management capabilities are most critical.

Our customers are not under long‑term contract and our customer orders may fluctuate.

We do not have commitments greater than one year from any of our customers, and we may not be able to retain customers or attract new customers that provide us with revenue that is comparable to the revenue generated by any customers we may lose. The duration of the contracts we do have with our distribution partners is typically one year and such contracts may contain termination clauses and do not provide for minimum volumes or other commitments to purchase our chargers. Because our customers do not have long‑term contracts, it may be difficult for us to accurately predict future revenue streams. We cannot provide assurance that current customers will continue to use our products or services or that we will be able to replace departing customers with new customers that provide us with comparable revenue. We have also experienced customer concentration in the past, with Iberdrola representing 4.9% for the year ended December 31, 2023, 3.7% for the year ended December 31, 2024 and 6.3% for the year ended December 31, 2025. In 2025, Iberdrola surpassed Free2Move, which represented 3.4% of our revenues in 2025. The loss of a key customer, including but not limited to Iberdrola or Free2Move, could have a material impact on our business.

We expect to expend resources to maintain consumer awareness of our brands, build brand loyalty and generate interest in our products. Failure to effectively expand our sales and marketing capabilities could harm our ability to increase or maintain our customer base and achieve broader market acceptance of our products.

Our ability to grow our customer base, achieve broader market acceptance, grow revenue, and achieve and sustain profitability will depend, to a significant extent, on our ability to effectively expand our sales and marketing operations and activities, which will require significant investment. We had €3.0 million, €4.8 million and €10.4 million in marketing expenses in each of the years ended December 31, 2025, 2024 and 2023, respectively, and although we're currently under a cost reduction policy, we expect to expend more resources in the future in order to build consumer awareness of our brands. We rely on our business development, sales and marketing teams to obtain new customers and grow our retail business. We plan to continue to expand in these functional areas but we may not be able to recruit and hire a sufficient number of competent personnel with requisite skills, technical expertise and experience, which may adversely affect our ability to expand our sales capabilities. The hiring process can be costly and time‑consuming, and new employees may require significant training and time before they achieve full productivity. Recent hires and planned hires may not become as productive as quickly as anticipated, and we may be unable to hire or retain sufficient numbers of qualified individuals. Our ability to achieve significant revenue growth in the future will depend, in large part, on our success in recruiting, training, incentivizing and retaining a sufficient number of qualified personnel attaining desired productivity levels within a reasonable time. Our business will be harmed if investment in personnel related to business development and related company activities does not generate a significant increase in revenue.

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

Environmental and health and safety laws and regulations can be complex and may be subject to change, such as through new requirements enacted at the supranational, national, sub‑national, and/or local level or new or modified regulations that may be implemented under existing law. The nature and extent of any changes in these laws, rules, regulations and permits may be unpredictable and may have material effects on our business. Future legislation and regulations or changes in existing legislation and regulations, or interpretations thereof, including those relating to hardware manufacturing, electronic waste, or batteries, could cause additional expenditures, restrictions and delays in connection with our operations as well as other future projects, the extent of which cannot be predicted. For example, California has adopted and continues to enforce more stringent regulations relating to EV charging, and, beginning in 2023, the U.S. Department of Transportation and the U.S. Department of Energy introduced minimum technical standards and domestic content (“Buy America”) requirements for EV chargers funded under certain U.S. federal programs.

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

We have a history of significant operating losses, our auditors have expressed substantial doubt about our ability to continue as a going concern, and there is no assurance that our restructuring plan will be successfully implemented or that we will be able to continue operating.

We have incurred recurring losses from operations since inception. We incurred net losses of €103.2 million and €151.8 million for the years ended December 31, 2025 and 2024, respectively, and have an accumulated deficit and capital reduction reserves for a negative net amount of €131,886 thousand as of December 31, 2025. We had negative total equity of €(31,461) thousand as of December 31, 2025, and cash and cash equivalents of only €4,446 thousand.

The report of our independent registered public accounting firm for the year ended December 31, 2025 contains an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern. This doubt arises from our recurring losses from operations and the inherent uncertainty in relation to the achievement of forecasted operating cash flows, our ability to raise additional capital, and the successful implementation of our debt restructuring process, including judicial approval of the Spanish restructuring plan.

Our consolidated financial statements have been prepared on a going concern basis, which assumes that we will continue to operate for a period of at least twelve months from the issuance date of these financial statements. However, the going concern basis of preparation is dependent on the successful implementation of the restructuring described in this Annual Report, including judicial approval of the Spanish restructuring plan, completion of the €10.6 million equity raise, and achievement of financial forecasts that involve significant assumptions and uncertainties. If any of these conditions are not met, the going concern basis of preparation may no longer be appropriate, and our financial statements may need to be prepared on a different basis, which could result in material adjustments to the carrying value of our assets and liabilities.

Even if the restructuring is successfully implemented, there can be no assurance that we will achieve the revenue growth, margin improvements, and cost reductions required by our business plan, or that we will be able to service our restructured debt obligations from operating cash flows. Additional losses could further impair our liquidity and may require us to seek additional capital or further restructuring on terms that may not be available or may be highly dilutive to existing shareholders.

Investors should read this risk factor in conjunction with the more detailed discussion of our restructuring process and going concern assessment in Item 5, "Operating and Financial Review and Prospects," Note 2 to our consolidated financial statements, and the risk factors regarding our debt restructuring set forth above.

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

We have outstanding indebtedness and the ability to incur more debt. As of December 31, 2025, our total loans and borrowings was €164.7 million, including €5.2 million outstanding under our loan agreement with Banco Santander, S.A. from April 2021 (as described below), €19.4 million outstanding under the BBVA Facility Agreement (as defined below) for a term loan commitment, €14.9 million under the loan agreement with Banco Santander, S.A. from December 2022 (as described below), €32.8 million under the October 2023 Facility Agreements (as defined below), €11.25 million under the HSBC Facility Agreement from March 22, 2024 (as described below) and working capital lines amounting to €58.8 million. As of December 31, 2025, we are not in compliance with the financial covenants under our HSBC Facility Agreement, and we are currently in negotiations with HSBC regarding this default. Under the terms of that facility, the outstanding amounts may become immediately due and payable in full upon an event of default. There can be no assurance that we will reach a satisfactory agreement with HSBC, that HSBC will not exercise remedies available to it under the facility agreement, or that an acceleration of the HSBC Facility would not trigger cross-default or cross-acceleration provisions under our other debt instruments. Some of these loan agreements require that we comply with various affirmative and negative covenants. Refer to Item 5, “Operating and Financial Review and Prospects—Recent Transactions.”

In addition to the HSBC covenant default described above, our ability to service our existing indebtedness without facing creditor enforcement actions is currently dependent on the standstill agreement (the "SS Agreement") we entered into with the majority of our banking pool on October 9, 2025, which has been extended multiple times and runs through March 31, 2026. The SS Agreement temporarily suspends payments of principal and interest and provides a framework for implementing our long-term capital structure solution. There can be no assurance that the SS Agreement will be further extended if needed, and the expiration of the SS Agreement without a concluded restructuring could result in immediate creditor enforcement actions against us.

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

These risks are materially heightened in our current circumstances. As described in more detail in Item 5, "Operating and Financial Review and Prospects," and in the risk factors under "Risks Related to Our Financial Condition, Liquidity and Ongoing Restructuring" above, we are currently pursuing a debt restructuring that is subject to significant uncertainties, including judicial approval of a Spanish restructuring plan. If our restructuring is completed as contemplated, we will emerge with a still-substantial debt burden, the terms of which include:

•
A €57.6 million syndicated term loan with a back-loaded amortization schedule beginning with limited quarterly payments in Q3 2026 and scaling gradually through 2030;
•
A €69.1 million bullet instrument maturing in December 2030 with payment-in-kind ("PIK") interest that will compound our debt burden throughout the term, even though it preserves near-term cash; and
•
A €42.8 million syndicated working capital line maturing in December 2028, with two successive automatic 12-month extensions.

The PIK instrument in particular creates a risk that, even if we successfully implement the restructuring and execute our business plan, we may be unable to refinance or repay the bullet instrument at maturity in December 2030, particularly if market conditions or our financial performance at that time are unfavorable. Additionally, the back-loaded amortization on the term loan means that our debt service obligations will increase over time, requiring us to generate substantially greater cash flows in later years of the plan than in the near term.

We may incur additional indebtedness (public or private) in the future under our existing agreements, by issuing debt instruments, under new credit agreements, under joint venture credit agreements, under new credit agreements of our unrestricted subsidiaries, under finance leases or synthetic leases, or a combination of any of these. However, our ability to incur additional indebtedness is significantly constrained by our current financial condition, the terms of the Commercial Agreement, and the covenants in our existing and restructured debt instruments. Failure to comply with the terms and conditions of any existing or future indebtedness would constitute an event of default. If an event of default occurs, the lenders or noteholders will have the right to accelerate the maturity of such indebtedness and foreclose upon the collateral, if any, securing that indebtedness. Given our limited cash resources and negative equity position, any such acceleration would likely have a material adverse effect on our ability to continue as a going concern.

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
•
political, social, and economic instability, terrorist attacks, and security concerns in general; and
•
credit market crises or other adverse market conditions or macroeconomic factors.
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

We have policies and procedures designed to promote compliance with anti‑bribery and Trade Control Laws. However, we cannot provide assurance that our internal controls and compliance systems will always protect us from liability for acts committed by employees, agents or business partners. If we are not in compliance these laws, we may be subject to criminal and civil fines and penalties, disgorgement, injunctions, debarment from government contracts, collateral litigation, as well as other sanctions and remedial measures. These consequences could have an adverse impact on our business, financial condition, results of operations and liquidity. Likewise, any investigation of potential violations of these laws could also have an adverse impact on our reputation, our business, results of operations and financial condition. In addition, responding to any enforcement action may result in a significant diversion of management’s attention and resources and significant defense costs and other professional fees.

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

The global economy has recently experienced a period of high inflationary pressures; however, these pressures have begun to ease in 2025. While hostilities in Ukraine or the Middle East could still create some inflationary effects, the overall impact on fuel costs and global supply chains has moderated. In the past, we have been affected by inflation and we may still face adverse impacts if costs for supplies, materials and labor rise again. Additionally, inflation is often accompanied by higher interest rates, which may reduce the consumer or commercial demand for our products, increase the borrowing cost of EVs for consumers, or increase our financing costs. In an inflationary environment, depending on other economic conditions, we may be unable to raise prices enough to keep up with the rate of inflation, which would reduce our profit margin. Increases in the prices of components could negatively affect our margins. Changes in prices are dependent on a number of factors beyond our control, including macroeconomic factors that may affect commodity prices; changes in supply and demand; general economic conditions; significant political events; labor costs; competition; import duties, tariffs, anti‑dumping duties and other similar costs; currency exchange rates and government regulation; and events such as natural disasters and widespread outbreaks of infectious diseases and health pandemics. If we are unable to increase our prices or experience a delay in our ability to increase our prices or to recover such increases in our costs, our business, financial condition and results of operations could be harmed.

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

The Apple App Store and the Google Play Store are the primary distribution, marketing, promotion and payment platforms for our apps, including Wallbox App and Electromaps. Any deterioration in our relationship with Google or Apple could harm our business and adversely affect the value of our shares.

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

As previously reported, for each of the years ended December 31, 2024, 2023 and 2022, our management identified material weaknesses in our internal control over financial reporting as it relates to the year ended December 31, 2025. In 2025, these material weaknesses relate to: (i) IT general controls have not been sufficiently designed or were not operating effectively, including controls over the completeness and accuracy of reports used in controls, and (ii) accounting policies and practices are not designed appropriately to establish an effective structure of internal controls. Thus, policies and procedures specifically with respect to the review, supervision and monitoring of the accounting and reporting functions were not operating effectively and/or documented accordingly, showing limited accountability in remediation efforts. To address these material weaknesses, we have made and continue to make a number of changes to our processes and controls as set forth in Item 15, “Controls and Procedures.”

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

Our internal control over financial reporting will not be effective if we cannot detect or prevent material errors at a reasonable level of assurance. Our past or future financial statements may not be accurate, and we may not be able to timely report our financial condition or results of operations, which may adversely affect investor confidence in us and the price of Class A Shares.

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

Furthermore, as a public company, we may, during the course of our testing of our internal controls over financial reporting, or during the subsequent auditing by our independent registered public accounting firm, identify deficiencies which would have to be remediated to satisfy the SEC rules for certification of our internal controls over financial reporting. As a consequence, we have to disclose in periodic reports we file with the SEC material weaknesses in our system of internal controls. The existence of a material weakness would preclude management from concluding that our internal controls over financial reporting are effective, and would preclude our independent auditors from issuing an unqualified opinion that our internal controls over financial reporting are effective. In addition, disclosures of this type in our SEC reports could cause investors to lose confidence in the accuracy and completeness of our financial reporting and may negatively affect the trading price of Class A Shares, and we could be subject to sanctions or investigations by regulatory authorities. Moreover, effective internal controls are necessary to produce reliable financial reports and to prevent fraud. If we have deficiencies in our disclosure controls and procedures or internal controls over financial reporting, it could negatively impact our business, results of operations and reputation.

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

We have received multiple notices of non-compliance with NYSE continued listing standards, including a notice received in February 2026 regarding minimum market capitalization and stockholders' equity requirements, and we may be unable to maintain our listing on the NYSE.

Minimum Bid Price Deficiency

In November 2024, we received notification from the NYSE that we were not in compliance with Section 802.01C of the NYSE Listed Company Manual, which requires that listed securities maintain a minimum bid price of $1.00 per share over a consecutive 30 trading-day period. We implemented a 20:1 reverse stock split effective July 3, 2025 to address this deficiency. While we believe the reverse stock split addressed the minimum bid price deficiency, we cannot provide assurance that our share price will remain above $1.00 or that we will not receive additional deficiency notices related to our share price in the future. Factors that could cause our share price to decline below $1.00 again include continued operating losses, failure to implement our restructuring, adverse market conditions, or any of the other risk factors described in this Annual Report.

Market Capitalization and Stockholders' Equity Deficiency

On February 12, 2026, we received a written notice (the "Non-Compliance Letter") from the NYSE indicating that we are not currently in compliance with Section 802.01B of the NYSE Listed Company Manual, which requires listed companies to maintain an average global market capitalization of at least $50 million over a consecutive 30 trading-day period and stockholders' equity of at least $50 million. As of December 31, 2025, we had negative total equity of €(31,461) thousand. This non-compliance is not hypothetical or forward-looking — it is an existing, disclosed deficiency as of the date of this Annual Report.

The Non-Compliance Letter does not result in the immediate suspension or delisting of our Class A Shares from the NYSE. Under applicable NYSE rules, we must notify the NYSE within 30 business days confirming receipt of the Non-Compliance Letter and indicating whether we intend to submit a plan to regain compliance. We intend to submit such a plan, which is expected to include, among other actions, the execution of our Commercial Agreement with our banking partners and major shareholders to provide a renewed capital structure. We will have up to 90 days from receipt of the Non-Compliance Letter to present definitive actions designed to restore compliance within the prescribed cure period, which may extend up to 18 months from receipt of the Non-Compliance Letter.

However, there are significant risks associated with this process:

•
Plan acceptance risk. The NYSE will review our compliance plan and determine whether it demonstrates a reasonable ability to regain compliance within the applicable timeframe. There can be no assurance that the NYSE will accept our plan, that our plan will be deemed sufficient, or that the NYSE will not impose additional conditions or requirements as part of the plan review process.
•
Dependency on restructuring. Our compliance plan is expected to rely significantly on the successful execution of the Commercial Agreement and the broader debt restructuring described in this Annual Report. As described in detail in the risk factors under "Risks Related to Our Financial Condition, Liquidity and Ongoing Restructuring," the restructuring is subject to significant uncertainties, including judicial approval of the Spanish restructuring plan. If the restructuring is not completed on the anticipated timeline or on acceptable terms, our ability to demonstrate compliance with Section 802.01B within the cure period will be materially impaired.
•
Equity restoration. Regaining compliance with the stockholders' equity requirement of $50 million will require us to substantially improve our equity position from its current negative level. This would require not only the successful implementation of the restructuring and equity raise but also a sustained improvement in our operating performance and financial results that reduces our accumulated deficit over time. There can be no assurance that we will be able to restore our stockholders' equity to the required level within the 18-month cure period.
•
Market capitalization volatility. The market capitalization requirement of $50 million average over a consecutive 30 trading-day period is subject to the volatility of our share price, which has been and may continue to be highly volatile. Even if we make progress on our restructuring and operational improvements, our market capitalization may remain below $50 million if investor sentiment does not improve correspondingly.
•
Ongoing NYSE monitoring. During the plan period, our Class A Shares are expected to continue to be listed and traded on the NYSE, subject to ongoing NYSE review and compliance with other applicable listing standards. However, the NYSE retains the right to delist our shares if we fail to make progress on our compliance plan, if we fail to comply with other applicable listing standards, or if the NYSE determines that continued listing is not in the interest of investors. We cannot provide assurance that the NYSE will not exercise this right during the plan period.
•
Cure period end date. The plan period may extend up to 18 months from receipt of the Non-Compliance Letter, which would run through approximately August 2027. However, the plan period may end earlier than this maximum period if we demonstrate compliance with applicable continued listing standards, or the ability to qualify under an original listing standard, for two consecutive quarters — or, conversely, if we fail to satisfy the conditions of an accepted plan. There is no guarantee that 18 months will be sufficient time for us to restore compliance given the magnitude of the changes required.

Consequences of Delisting

If we are unable to regain compliance with NYSE continued listing standards within the applicable cure period, or if we receive additional deficiency notices that we are unable to cure, our Class A Shares could be delisted from the NYSE. Delisting would have material adverse consequences, including:

•
Significantly reducing the liquidity and market value of our Class A Shares, as trading would be limited to over-the-counter markets with substantially lower trading volumes and less transparency;
•
Limiting our ability to raise capital through equity offerings, as many institutional investors are restricted from holding securities not listed on a national securities exchange;
•
Potentially triggering events of default or mandatory repurchase obligations under our debt instruments or other contractual arrangements, which given our current financial condition could have catastrophic consequences;
•
Reducing our visibility and credibility with customers, suppliers, partners, and employees, compounding the reputational risks already associated with our ongoing restructuring;
•
Impairing our ability to use equity-based compensation to attract and retain key personnel; and
•
Potentially disqualifying us from certain government incentive programs and procurement opportunities that require suppliers to be listed on a national securities exchange.

Even the continued risk or threat of delisting, or investor perception that delisting is likely, may adversely affect our share price, our ability to attract investors, our ability to complete the equity raise contemplated by the Commercial Agreement, and our overall access to the capital markets.

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
•
changes in the estimation of the future size and growth rate of our markets; and
•
general economic, industry and market conditions, including, for example, the effects of recession or slow economic growth in the U.S. and abroad, interest rates, fuel prices, international currency fluctuations, corruption, political instability, acts of war, or public health crises.

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

For example, in April 2023, we entered into the Equity Distribution Agreement (as defined below), pursuant to which we established an at-the-market program allowing certain banks, acting as our sales agents, to sell, from time to time, up to an aggregate of $100.0 million Class A Shares in sales made by any method permitted that is deemed an “at the market offering” as defined in Rule 415(a)(4) under the Securities Act, or, in negotiated transactions or block transactions. Additionally, during 2025, we consummated a private placement transactions and issued 86,925,716 Class A shares. During 2024, we consummated a private placement transaction and issued 36,334,277 Class A Shares and during 2023 we consummated multiple private placement transactions and issued an aggregate of 29,193,089 Class A Shares. Refer to Item 5, “Operating and Financial Review and Prospects—B.Liquidity and Capital Resources—Sources of Liquidity.”

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

Class B Shares have ten (10) votes per share, while Class A Shares have one (1) vote per share. Our co‑founders, Enric Asunción Escorsa and Eduard Castañeda, own all of the Class B Shares and collectively control approximately 24% of the voting power of our capital stock. Even though our co‑founders are not party to any agreement that requires them to vote together, they may have interests that differ from those of our other shareholders and may vote in a way with which our other shareholders disagree and which may be adverse to their interests.

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

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on

June 30, 2026. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms including financial statements prepared in accordance with generally accepted accounting principles in the United States of America, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors, and principal shareholders will become subject to the short‑swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the NYSE. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

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

We will remain an emerging growth company until the earliest to occur of: (1) the last day of the fiscal year in which we have more than $1.235 billion in annual revenue; (2) the date on which we are deemed to be a “large accelerated filer,” which would occur if the market value of our equity securities held by non‑affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter; (3) the date on which we have issued more than $1.0 billion in non‑convertible debt securities during the prior three‑year period; and (4) the last day of the fiscal year ending after the fifth anniversary of Kensington’s initial public offering.

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

On October 1, 2021 we closed the Business Combination pursuant to the Business Combination Agreement, dated as of June 9, 2021, as amended, by and among Wallbox B.V., Merger Sub, Kensington and Wallbox Chargers S.L. In connection with the closing of the Business Combination, we converted into a Dutch public limited liability company (naamloze vennootschap) and changed our legal name to Wallbox N.V. Our commercial name is “Wallbox.” In October 2021, we listed our shares on NYSE under the symbol “WBX”.

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

Our smart charging product portfolio includes Level 2 alternating current (“AC”) chargers (“Pulsar Plus”, “Pulsar Max”, “Pulsar Pro”, “eM4”, and “eMC”) for home and business applications, and direct current (“DC”) fast chargers (“Supernova”) for public applications. We also offer the world’s first bi‑directional DC charger for the home (“Quasar”), which allows users to both charge their electric vehicle and use the energy from the car’s battery to power their home or business, or send stored energy back to the grid. Our proprietary residential and business software “Wallbox App” gives users and charge point owners complete control over their private charging and energy management activities. Meanwhile, our dedicated semi‑public and public charging software platform, “Electromaps” enables drivers to locate and transact with all public charging stations registered to its brand‑agnostic charger database and also allows charge point operators to manage their public charging stations at scale.

As of December 31, 2025, we had offices across three continents and sold over 1 million chargers across more than 100 countries. Our products are currently manufactured in Spain, Germany and the U.S. We remain committed to increasing our worldwide presence and believe the EV market will continue to grow as the market continues to mature with new EV offerings, continuous roll-out of charging infrastructure and stricter emissions target in specific regions with the aim of reducing CO2.

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

The first phase of this journey started in 2016 with the launching of the Pulsar and Commander AC chargers. Our founders analyzed the EV charging market and saw an unserved demand for compact, smart, and efficient residential charging products, based on an estimated 70% charging happening at home. After providing the residential market with these innovative AC chargers, we launched our complementary software, Wallbox App, which enabled users to monitor in real time their EV charging utilization and status, and program the charger to charge during off-peak hours enabling compelling cost savings.

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

We believe the demand for public charging will continue to grow with the overall EV market. As EVs become less expensive and may therefore penetrate a broader customer demographic, including those who are less likely to own a private parking space, the need for public charging facilities will be further heightened. We aim to address this demand through our first DC fast charger for public use, Supernova. Supernova, which we first introduced in late 2020, is a DC fast charger to be used in semi-public and public environments. The first generation version is designed to be able to charge at speeds of 60 kW. With the latest generation version, Supernova is able to charge at speeds of 220 kW. Supernova offers an internal design, with six independent power modules, makes it reliable, light and easy to install and service. In 2025, we introduced the Supernova PowerRing, which is the next generation all-in-one solution with DC link power sharing, allowing delivery up to 720 kW across 6 outlets or 400 kW per outlet.

Expanding our product portfolio for the DC fast charging space, we announced Hypernova at the IAA Mobility fair in 2021. Hypernova is designed to deliver up to 400 kW, based on a split-type structure with a separate power unit and charging dispenser, that allows it to fully charge an electric car in the time it takes to make a rest stop. It also employs advanced software to allow it to optimize available power and adapt to the number of EVs connected, making it an attractive option for public charging along highways and national road networks.

This product is still in development and not yet commercially available. With the introduction of the Supernova PowerRing, we have the ability to provide 400 kW per outlet, but this is based on an integrated power unit structure.

Our offering of public charging solutions is complemented through Electromaps, an online platform that enables users to find publicly available charging ports and pay for their use. The data obtained through this platform is highly valuable to us, given it allows us to monitor public charging trends and analyse potential opportunities for the future deployment of Supernova.

In October 2023, we announced the acquisition of ABL, a recognized company in EV charging solutions in Germany, the largest EV market in Europe. Wallbox and ABL have a combined number of over one and half million EV chargers installed worldwide. This transaction is aimed at accelerating our commercial business plan by enhancing our product and certification portfolio, reduce operational risk through reduced capital expenditures and research and development costs, and leverage ABL’s in-house component manufacturing. Refer to Item 5, “Operating and Financial Review and Prospects—Recent Transactions.”

In 2024, we commenced the global roll-out of the Pulsar Pro, which is designed for commercial and multifamily residential use. The charger is equipped with RFID integration, different connectivity options and ISO 15118 readiness ensuring secure and future-ready charging capabilities. As part of the Pulsar Pro product family we have also introduced the Pulsar Pro Socket.

Since 2015, we have been enhancing our hardware and software ecosystem, providing the EV charger user a full suite of EV charging solutions and energy management solutions, catalyzing the EV adoption and sustainable energy use. During these last ten years, we have based our user-centric business model on the following five key pillars:

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

This business model results in revenues through the: (i) sale of hardware (chargers & accessories); (ii) hardware installation services; (iii) software services (subscription fees from businesses and fleets through Wallbox App and commissions obtained from every charging transaction carried out through Electromaps); and (iv) service contracts under the Wallbox Care plan launched in 2023, providing added value services such as commissioning, preventive and corrective maintenance, extended warranty and more.

Portfolio

We offer a broad range of EV charging hardware, software, and services to users in the home, business and public domains. All Wallbox chargers integrate out-of-the-box intelligent software features, which we believe positions us as one of the smartest and most user-friendly solutions on the market. Our software platforms Wallbox App and Electromaps allow users to seamlessly manage their energy and make EV charging a seamless, simple experience.

Home & Business

•
EV Charging Hardware:
•
Pulsar Plus, Pulsar Plus Socket, Pulsar Max, Pulsar Max Socket, Pulsar Pro, and Pulsar Pro Socket: AC smart chargers for individual homes, shared spaces or commercial charging sites with a charging capacity of up to 22 kW. Their key characteristics include Wi-Fi, 4G and Bluetooth connectivity, the smart features available on the Wallbox app, and compatibility with OCPP communication protocols.

•
Quasar 2: DC bi-directional charger for residential-use that allows users to charge and discharge their electric vehicle, enabling them to use their car battery to power their home or sell energy back to the grid. Its V2H (vehicle-to-home) and V2G (vehicle-to-grid) functionalities turn the EV into a powerful energy source. Quasar 2 has a charging capacity of up to 12 kW and a CCS charging cable. Its key characteristics include 4G, Wi-Fi, Ethernet and Bluetooth connectivity, and the smart features available on the Wallbox app. In 2022, we introduced Quasar 2, our bi-directional DC charger specifically intended for the US and European markets and compliant with CCS standards. In January 2025, we received the U.S product certification from UL solutions for the Quasar 2.

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

•
EV Charging Software
•
The Wallbox App platform: A cloud based software designed to provide smart management of our chargers in Residential and Business parking settings such as workplaces, fleets and semi-public parking lots. The Wallbox App and portal include a range of management features available for all of our clients. It allows remote control and over the air updates for continuous improvement and maintenance of Wallbox chargers. The Wallbox App key functionalities include:
o
Manage charging status and information from smart devices
o
Real-time status, notifications and statistics of our chargers
o
Remote locking and unlocking our chargers on the Wallbox App
o
Manage multiple users and chargers using the Wallbox App portal
o
Access an integrated payment system to manage charging fees
o
Access a range of intelligent energy management features such as:
▪
Schedules that take advantage of off-peak utility rates
▪
Power Sharing, that allows connecting multiple chargers to the same electrical circuit and balances the power distribution based on each vehicle’s need for power; and
▪
Dynamic Power Sharing, that measures the live energy usage at home or in the building and automatically adjusts the charge to all connected EVs in harmony with the local grid’s capacity, avoiding blackouts and costly energy bills.

Public EV Charging Hardware

•
Supernova: DC fast charger equipment designed for public use provides 60 to 240 kW of charging capacity, providing drivers more than 100 miles of range in 10 min. Offering a charging experience in the segment with a competitive cost, Supernova was created to satisfy both EV drivers and charge point operators. Due to its innovative modular design, using six power modules, has shown to be more reliable and efficient, yet significantly lighter than other comparable public chargers, making it easier to transport, install and maintain. A wide array of sensors, real-time data and round-the-clock connectivity can allow for efficient remote and on-site maintenance, reducing costs and simplifying planning and operations. Available with different charging cables, OCPP compatibility and over-the-air software updates, Supernova can easily integrate to any existing charging network and charge any present and future electric vehicle. Supernova offers drivers a seamless charging experience through its interactive lighting system, 10 inch Touchscreen, RFID reader, multiple payment options and wheelchair accessibility. Chargepoint operators can also leverage a custom branding program, wrapping the chargers in their unique logos and color palettes. In addition, chargepoint operators can make use of adjacent services and solutions such as Sirius Energy Intelligence, to optimize available power between the chargers, Wallbox Care Program, for maintenance and extended warranty, and battery energy storage systems, through our partnership with Pramac. In 2024, Wallbox started to sell the UL certified Supernova in North America and announced that we have obtained the Germany's Eichrecht certification for Supernova. In 2025, we obtained the California Type Evaluation Program certification for the Supernova DC fast charger, marking a major milestone in our North American expansion. "CTEP" certification is a key requirement for EV chargers involved in the sale of electricity, ensuring they display essential transaction details, including the amount of electricity dispensed, the unit price, and the total cost. By completing this milestone, Wallbox significantly expands its addressable market in the U.S. as California is one of the largest EV markets.

In addition, we introduced Supernova PowerRing, the next generation DC fast charging solution of Wallbox. This new charging solution is driven by DC Link, our proprietary technology that connects multiple Supernova chargers into shared power systems. In a PowerRing cluster, chargers exchange unused energy in real time, ensuring every kilowatt is used efficiently. Clusters of 2–3 units can deliver up to 400 kW from any outlet, and capacity expands easily by adding more rings without major infrastructure upgrades.

•

•
EV Charging Software
•
Electromaps: Hardware-agnostic e-mobility service provider (eMSP) and charger management software with close to 1.4 million registered users which are connected close to 587,000 charge points worldwide as of December 31, 2025 and enables users to find publicly available charging ports. In addition, we have established partnerships in Europe with operators of charging points that allow users to pay for their charging directly via Electromaps. We intend to extend these relationships with charging operators outside of Europe and enable this payment feature globally.

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

•
Energy Management Software for Building & Charging Sites
•
Sirius is an energy management solution that is designed to provide energy flexibility and protect grid overload. In the case of energy management and buildings, the system seamlessly integrates the electric grid with solar, on-site batteries and other renewable energy sources. Sirius is capable of managing various energy sources and can automatically choose the greenest or less expensive one available to meet the building’s demand, as well as storing energy surpluses in EVs or battery walls plugged to the system. With its automated intelligence, Sirius is designed to increase a building’s renewable energy consumption significantly. It is also designed to help solve one of the biggest challenges of large-scale use of most green energy sources: its weather-dependent availability, which often results in supply/demand imbalances and consumption inefficiencies. Sirius is created for creating savings and reducing the carbon emissions impact from our Headquarters in Barcelona. In addition, Sirius can be integrated in charging sites for more flexibility and scalability with options to combine different charger types. The solution allows for automatically balance the energy between chargers and building consumption, avoid grid overloads, and scale charging networks with the goal to reducing capital and operational expenses

•
Upgrades & Accessories

We provide upgrade options that combine the Wallbox App platform with our energy meters and accessories, enabling advanced energy management features and seamless charges:

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
•
Services

We offer necessary services intended to provide tailored end-to-end solutions:

•
Installation: The certified partners of our installer network, receive training from a team of professional engineers. The in-depth acquired knowledge of our products ensure installations according to local governmental and industrial standards. This also allows us to sell charger and installation bundles through its ecommerce website and on third-party marketplaces like Amazon.

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

Of these companies, a significant portion of our revenues in the year ended December 31, 2025, come from utility companies, such as Iberdrola, Florida Power & Light Company, Generac Power Systems, and COPEC. We have a longstanding partnership with Iberdrola, a large multinational electric utility and one of our largest institutional investors.

The majority of our sales during the year ended December 31, 2025 were generated through distributors, resellers, and installers such as Free2Move, Pluginvest, Libra Energy, Osprey, Rexel International, Florida Power & Light Company and Platt Electric Supply. Lastly, a smaller portion of our sales during 2025 were from direct sales, split almost evenly between sales to enterprises and e‑commerce sales made directly through our website or via Amazon.

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

Home & Business Go‑to‑Market Strategy:

We sell EV charging solutions in over 100 countries as of December 31, 2025 and have successfully penetrated several markets that previously had limited EV charging presence.

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

Public Go‑To‑Market Strategy:

We began the roll‑out of our first public charger, Supernova, in the first half of 2022 and intend to expand this growth through a two‑phase approach:

•
Partnerships with utilities and local distributors: Given that public chargers will be directly connected to the public grid, we intend to develop strategic agreements with local utilities and their corresponding distributors to carry out the installation of the Supernova. We have already made significant progress on this phase, successfully expanding our collaboration with some of the world's largest utility companies, such as Iberdrola, Ignitis, Osprey, Free2Move and Pluginvest.
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

Europe

The European EV charging market is characterized as fragmented. There are many small and local players, with only a limited number of parties having sufficient scale and funding to be competitive in the long term. The European market is important as it is expected to grow steadily, following leading European markets such as Norway and the Netherlands. Even though there are many local parties with a solution, we believe we offer more stylish, compact, lighter, and feature‑rich products, which is appealing for residential charging and caters to the entire continent. In addition to the superior charging solutions and important energy management capabilities, we believe we are well‑positioned in Europe with local offices in several countries complemented by a European‑wide partnership with installers, OEMs, and distributor, as well as the ABL business in Germany.

North America

Although the North American market is still in development from an EV penetration perspective, it is an important market for us to position ourselves early. Namely, as one of the largest automobile markets globally, we believe the North American market has a significant sales volume potential as EV sales are expected to increase steadily. From a competitive perspective, the North American market has high barriers to entry due to strict certification and validation requirements. Therefore, this market differs from Europe as the market is less fragmented with only a few large players: a dynamic that we see as ripe for disruption. With our residential offering, we believe we are well‑positioned to gain market share as we can capitalize well on the consumer‑driven characteristics of this market. Also, we opened a manufacturing facility in October 2022 to produce and distribute Pulsar Plus to the North American market. In 2024, we also started to offer our public charging solution, the Supernova UL, in the North America market. This opens up a new segment which we believe has a lot of potential.

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

Competitive Strengths

Strong global brand

We have built a brand by taking a very consumer centric approach. We do not white label our products, which we believe allows us to maintain attractive margins and create a recognizable brand. Our award winning product portfolio is third‑party validated by highly regarded international trade organizations, including Green Good Design Award (2025), ADI Delta Awards (2024), Winner of The smarter E AWARD (2023), Winner of European Product Design (2023), Winner of Reddot Product Award (2022), Winner of iF Design Product Award (2022), Winner of Good Design (2021), Best of CES (2020), and Fast World Changing Ideas finalist (2020) amongst others. Our portfolio extends worldwide, demonstrating our ability and speed to adapt and meet the different regulations across regions as well as across segments, providing the same customer centric approach across all use cases, whether at home, work or in public locations. We believe customers can find a Wallbox charger that fits their needs. This effort has led to partnerships with well-recognized brands such as Costco, Kia, Free2Move and Generac to provide our products and services.

Large global total addressable market

We believe the EV market is at an inflection point and is experiencing substantial growth. Mass EV adoption translates to significant charging infrastructure growth. Despite dampened sentiments in certain EV markets and slower growth the recent years, the growth of the global EV market remained solid with 20% year-over-year growth in 2025 according to Rho Motion. We believe that the EV charging market continues to be a large opportunity with more than 230 million chargers expected to be sold between 2026 and 2036. This total is dominated by home chargers, with more than 165 million chargers expected to be sold in the same time period and accounting for 72% of the total chargers sales. In addition to these, it is projected that there will be 15 million public chargers, 44 million work place chargers and 6 million depot chargers to be sold during this period. Close to $900 billion of cumulative investment would be needed to install all of these chargers. We believe we are positioned to capture and control a large share of this market by leveraging smart charging technology to enable mass EV adoption, fast time to market and robust supply chain to meet demand, global operations and local certifications.

Full‑service technology provider

We have a full suite of EV charging solutions spanning proprietary hardware, software, and services for domestic, business and public charging. Our enterprise grade software platform seamlessly connects across all of the chargers. As of December 31, 2025, through Wallbox App, we have managed over 181 million charging sessions and over 3,574 GWh charged. Additionally, we believe we offer the most innovative features on the market, such as Bluetooth, PV match, gesture control, facial recognition, V2H/V2G, which allows us to maintain high margins.

Powerful business model

Our in‑house design and manufacturing capability enables us to have very fast development cycles, adapt to the ever‑changing global supply chain and never run out of stock. In‑house certification allows us to expand to new countries and adapt to new local requirements.

Truly global business with strong blue‑chip customers

We serve a variety of customers and have established channel distribution in more than 100 countries as of December 31, 2025. Customers include automotive manufacturers, utility companies, resellers, distributors and installers. We also sell direct to consumers via enterprise or e‑commerce sales through our website or via Amazon.

Uniquely positioned at the intersection of energy and mobility markets

EV owners typically double their home’s energy consumption through charging. We believe our embedded software across our products enables customers to control charging and manage energy. For example, our DC bi‑directional charger for the home, Quasar, allows the battery of an EV to discharge the energy stored in the vehicle and power a home for up to five days. Quasar 2 also allows EV owners producing renewable energy to store the energy in their vehicles when not fully utilized by their home.

Founder‑led company, experienced management team and high‑profile investors

We are led by a management team with expertise across technology, energy, industrial and financial organizations. As of December 31, 2025, we had a team of over 637 individuals, which consisted of mostly software and hardware engineers and a global salesforce. Since the Company’s founding in 2015, we have been able to demonstrate our capabilities in expanding the EV charging business in Europe, North America and Asia. We are backed by global leading strategic and financial investors, including Iberdrola and Generac.

Growth Strategies

We believe our scalable business model will enable us to continue to outperform the growth of the broader EV charging market. We intend to achieve this growth by focusing on the following strategies:

•
Continue our global expansion: We intend to continue to expand beyond the more than 100 countries (as of December 31, 2025) where we currently sell locally‑certified products by increasing our presence in the core EV markets, and penetrating rapidly developing markets such as APAC and Eastern Europe.
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

As of December 31, 2025, we have one (1) granted design patent in the U.S.A. and we have filed: (a) two (2) international patents which are currently in national phase before the relevant authorities and (b) two (2) design patent applications in the USA which are currently under examination by the relevant authorities. Additionally, with the ABL purchase we enhanced our intellectual property portfolio acquiring the certification of the German EV charging calibration-law (Eichrecht). We continue to regularly assess opportunities for seeking patent protection for those aspects of our technology, designs and methodologies that we believe provide a meaningful competitive advantage.

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

C.
Organizational Structure

Please refer to Note 27, “Details of Wallbox Group Subsidiaries”, within our consolidated financial statements included elsewhere in this Annual Report for a listing of our significant subsidiaries, including name, country of incorporation, and proportion of ownership interest.

D.
Property, Plant and Equipment

Our Facilities

We design and manufacture our products in‑house across our leased factories located in Barcelona, Spain (Zona Franca) which has an estimated production capacity of approximately 389 thousand chargers per year, Arlington, Texas which has an estimated production capacity of approximately 241 thousand chargers per year, Nürnberg, Germany (Lauf an der Pegnitz) which has an estimated production capacity of approximately 56 thousand chargers per year and approximately 10,600 thousand of connectivity components per year and Tangier, Morocco where we produce components for the charger's production. In addition, the Group has a facility to manufacture printed circuit boards ("pcb") in Sant Boi de Llobregat, Barcelona, Spain which has an estimated production capacity of approximately 1,340 thousand pcb's per year. All chargers manufactured across our facilities are certified to be sold across the United States, the European Union and APAC Region including China.

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

On June 2, 2025, we closed a private placement of Class A Shares, pursuant to which we sold 22,458,944 Class A Shares for aggregate gross proceeds of $5.6 million (€ 4.9 million) to certain existing investors and strategic partners at a price of $0.25 per share.

On June 17, 2025, we closed a private placement of Class A Shares, pursuant to which we sold 37,759,630 Class A Shares, for aggregate gross proceeds of $9.6 million (€ 8.3 million) to the Spanish Society for Technological Transformation ("SETT") at a price of $0.25 per share.

BBVA Facility and Warrant Agreement

On February 9, 2023 (the “BBVA Facility Closing Date”), Wallbox, as guarantor, and its wholly‑owned direct Spanish subsidiary, Wall Box Chargers, S.L.U., as borrower (Wall Box Chargers) entered into a Facility Agreement (the “BBVA Facility Agreement”) with Banco Bilbao Vizcaya Argentaria S.A. (“BBVA”). The BBVA Facility Agreement provides for an aggregate term loan commitment of €25.0 million (the “BBVA Facility”), which amount was fully drawn down on the BBVA Facility Closing Date and for which we received an amount of €24.6 million after the deduction of fees and expenses. Related to this loan, on November 11, 2024, Wall Box Chargers, S.L.U., as borrower, signed an agreement with the BBVA which included a grace period of 18 months from the last installment payment and without variation of any other terms of the initial agreement. See details in “Framework Agreement" caption. As of December 31, 2025 the outstanding amount is €19.4 million.

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

Concurrently with the closing of the BBVA Facility Agreement and in consideration thereof, we entered into a Warrant Agreement (the “Warrant Agreement”) and Subscription Agreement (the “Subscription Agreement”) with BBVA (together with its assignees, the “Warrantholder”) pursuant to which we issued to the Warrantholder, and the Warrantholder subscribed for and acquired, an aggregate of 1,007,894 warrants exercisable for 1,007,894 Class A Shares, for an exercise price of $5.32 per share. Pursuant to the Subscription Agreement, we filed a registration statement on January 12, 2024, which registration statement was declared effective on January 22, 2024, registering the resale of the Class A Shares issuable upon exercise of the Warrant. The Warrant Agreement provides for a redemption right in our favor when the Class A Shares achieve a value of $11.00 per share. Following the 1:20 reverse stock split that occurred in July 2025, the Warrant will be exercisable for 50,394 Class A shares for exercise price of 106.40 USD per share.

Syndicated Loan

On October 16, 2023, we, our wholly owned subsidiary, Wallbox USA, Inc. (“Wallbox USA”), and Wall Box Chargers, entered into agreements (the “October 2023 Facility Agreements”) that provide for: (i) a syndicated loan with Instituto de Crédito Oficial E.P.E., Institut Català de Finances, Mora Banc Grup SA and EBN Banco de Negocios, S.A. (“EBN Banco”) as funding entities, EBN Banco as coordinating entity and agent, Wallbox Spain as borrower and Wallbox USA and Wallbox as guarantors; and (ii) a loan with Compañía Española de Financiación Del Desarrollo COFIDES, S.A., S.M.E., as funding entity, EBN Banco as coordinating entity, Wallbox USA as borrower and Wallbox Spain and Wallbox as guarantors. The October 2023 Facility Agreements provide for an aggregate term loan commitment of €35.0 million (the “October 2023 Term Loan”), which aggregate amount was elected to be drawn on October 14, 2023. As of December 31, 2025, we had €32.8 million of borrowings outstanding under the October 2023 Term Loan. We used €30.0 million of the proceeds for investments in manufacturing lines at our charger manufacturing plants in Barcelona and for the development of energy management software and €5.0 million of the proceeds to expand our plant and assembly lines in the United States.

Principal outstanding under the October 2023 Term Loan accrues interest on a daily basis at a rate equal to three-month EURIBOR plus an amount equal to 3.25% per annum, provided that, the October 2023 Facility Agreements also include sustainability-linked pricing adjustments and, as to Facility Agreement 2, pricing adjustments related to sales in the United States. This loan will be secured by the property assets that are acquired in Barcelona with the proceeds under the October 2023 Term Loan, the bank accounts related to the October 2023 Facility Agreements and the credit rights under the insurance agreements related to the property assets to be secured. The October 2023 Term Loan matures on the fifth anniversary of October 16, 2023. The relevant borrower is permitted to prepay the October 2023 Term Loan in whole or in part upon notice thereof in accordance with the terms of the October 2023 Facility Agreements. The October 2023 Facility Agreements also contain covenants that require, based on our audited consolidated financial statements, a total debt to equity ratio ranging from 2.00x or less in 2023 to 1.20x or less in 2026 and thereafter, and a net debt to equity ratio ranging from 1.40x or less in 2023 to 0.90x or less in 2026 and thereafter, as well as other affirmative and negative covenants and customary events of default. Additionally, on April 8, 2025, as part of the Framework agreement explained below, the Group reached an agreement under which the financial covenants have been amended as follows: a total debt to equity ratio of 2.70x or less in 2025, 3.20x or less in 2026 and 2.70x in 2027 and thereafter, and a net debt to equity ratio of 2.10x or less in 2025, 2.40x or less in 2026 and 2.00x in 2027 and thereafter. For the period ended December 31, 2025, we have obtained a waiver issued by the bank.

HSBC Facility Agreement

On March 22, 2024, Wallbox and Wallbox USA Inc, as guarantors, and its wholly‑owned direct Spanish subsidiary, Wall Box Chargers, S.L.U., as borrower (“Wall Box Chargers”) entered into a Facility Agreement with Hong Kong and Shanghai Banking Corporation Limited (“HSBC”). The HSBC Facility Agreement provides for an Asset Based Lending commitment of €15.0 million (the “ HSBC Facility”). As of December 31, 2025, we had €15.0 million of borrowings outstanding under the HSBC Facility. The HSBC Facility is secured by certain stock rights valued at Euros 11.25 million. The HSBC Facility matures on the third anniversary of the HSBC Facility Closing Date (March, 2027). Wall Box Chargers is permitted to prepay the HSBC Facility in whole or in part upon notice thereof in accordance with the terms of the HSBC Facility Agreement. Upon an event of default specified in the HSBC Facility Agreement, the HSBC Facility may become due and payable in full upon provision of notice thereof in accordance with the terms of the HSBC Facility Agreement. The HSBC Facility Agreement contains affirmative and negative covenants, including without limitation a minimum cash requirement and restrictions on incurrence of additional debt, liens or fundamental changes. The HSBC Facility Agreement also contains financial covenants regarding maintenance as of the end of each closing month of a minimum of Current Ratio (Current Assets/Current liabilities) calculated with some exclusions, of 1.25 and a minimum Inventory Turnover of 400 days. The HSBC Facility Agreement is governed by Spanish law. On May 28, 2025 the Group formalized a new agreement with HSBC to provide for the continued fulfillment of its debt obligations, which includes a minimum cash covenant of €25 million. As of December 31, 2025 we were not in compliance with these financial covenants and are negotiating a waiver and extension with HSBC.

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

Debt Restructuring Process

In 2025, the Group started a process with the aim to renew the capital structure. On 9 October 2025, the Company, together with certain of its subsidiaries, reached a standstill agreement (the “SS Agreement”) with the majority of its banking pool, namely, Banco Santander, S.A., Banco Bilbao Vizcaya Argentaria, S.A., and CaixaBank, S.A. (the “Majority Lenders”), to provide a stable framework to facilitate a long-term solution to the capital structure of the Company and its subsidiaries (the "Long Term Capital Structure"). By virtue of the SS Agreement, the Majority Lenders, among other things: (i) gave formal effect to certain waivers and consents previously provided to Wallbox, (ii) agreed to temporarily suspend payments of principal and interest until December 9, 2025, or until the Long Term Capital Structure is effectively implemented, whichever occurs first and (iii) expressly anticipated the possibility of certain breaches (including payment defaults) occurring during its term and accepted mechanisms to manage such events as part of the Long Term Capital Structure discussions. On 7 November 2025, Instituto de Crédito Oficial E.P.E., Institut Català de Finances, Mora Banc Grup, S.A., and EBN Banco de Negocios, S.A., under the existing syndicated loan agreement, and Compañía Española de Financiación del Desarrollo, COFIDES, S.A., S.M.E., under a separate loan agreement, acceded to the SS Agreement as additional participants. The SS Agreement was first extended until January 31, 2026, subsequently until February 28, 2026, and finally until March 31, 2026.

In connection with the above, on December 1, 2025, the Company reached a non-binding indicative commercial agreement (the “Commercial Agreement”) with the Majority Lenders and its major shareholders, which contemplates an extension of debt maturities and a proposed liquidity injection of €22.5 million through a combination of debt and equity, to provide a renewed capital structure for the company. The Commercial Agreement was reached by entering into an indicative non-binding term sheet (the “Term Sheet”) with the Major Lenders, which together represent approximately 65% of its existing debt, outlining the key commercial terms for a proposed renewed capital structure, and a non-binding letter of intent with certain key shareholders regarding a proposed new equity investment. On April 8, 2026, the Commercial agreement was signed by all the relevant parties, as part of the restructuring plan.

The principal terms of the restructuring are:

•
Refinancing €57.6 million of existing bilateral loans into a new syndicated term loan, maturing in December 2030, with amortization beginning with limited quarterly payments starting in Q3 2026 and increasing gradually through 2027–2030.
•
Establishing a new €69.1 million bullet instrument, maturing in December 2030, accruing payment-in-kind (PIK) interest.
•
Restructuring the company’s working capital facilities into a new €42.8 million syndicated working capital line, maturing in December 2028 and featuring two successive automatic 12-month extensions unless opposed by a majority of lenders, and bearing interest aligned with the new syndicated term loan.
•
€12.5 million in new trade commitments to be provided by the participating lenders and expected to be partially guaranteed by a credit insurance company. This facility is expected to strengthen Wallbox’s working capital position and support the management of payables and receivables as the company continues to grow.

All restructured financial debt pursuant to the restructuring plan and the New Money will share a single, common security package (the “New Security”) with such arrangements to be reflected in an intercreditor agreement that forms part of the restructuring plan. The New Security will consist of first demand guarantees from the key Group companies, pledges over 100 per cent of the shares in the Group’s main operating subsidiaries, security over core intellectual property, material commercial contracts and, in the case of Wallbox USA, stock, and pledges over key bank accounts and intercompany loans. In practice, this means that substantially all the Group’s material operating entities, shareholdings, cash balances, intellectual property and intragroup receivables within the scope of the restructuring plan will be pledged on a pari passu basis in favor of all secured financial creditors following implementation of the restructuring plan.

In addition, following the Effective Date and once Chargers has been transformed into a Spanish public limited liability company, Chargers will issue warrants or equivalent instruments convertible into Chargers’ shares (the “Chargers Warrants”) in favor of the Financial Creditors as an enforcement mechanism that may be exercised in the event of an acceleration under the Term Loan Framework Agreement, the Revolving Facilities Framework Agreement and the agreements comprising the New Money.

The proposed structure is expected to enhance liquidity and reinforce the company’s capital structure for the coming years by refinancing existing debt through revised maturities, amortization structures and interest terms.

The company is also seeking support from other minority lenders not part of the Commercial Agreement which are intended to be part of the restructuring process.The Company has entered into the restructuring plan on April 8, 2026, with, among others, financial creditors representing approximately 83% of the Group’s financial indebtedness. Upon its execution and the sanctioning of the restructuring plan by the Spanish court, its terms will be binding on all affected financial and non-financial creditors,

In parallel with the debt restructuring, the Commercial Agreement contemplates Wallbox raising €10.6 million of new equity to reinforce its capital structure.

Wallbox expects to finalize the restructuring plan which will be filed in the coming days for judicial approval in accordance with applicable Spanish law, complete the additional equity raise and effectuate the renewed capital structure during the first half of 2026 through the execution of the aforementioned Spanish restructuring plan. As part of this process, the company and certain of its subsidiaries submitted a formal communication to initiate negotiations with its creditors before the Spanish courts under the applicable legal framework in order to obtain the legal protection necessary to facilitate the negotiation and approval of the restructuring plan and ensure that the Group's business activities could continue on a going-concern basis during the negotiation. On March 4, 2026, the Spanish court authorized an extension of the negotiation period for up to an additional three months (i.e., until June 1, 2026).

Reporting Segments

For management purposes, we are organized into business units based on geographical areas and therefore have three existing reportable segments. Our segments are:

•
EMEA: Europe‑ the Middle East and Asia
•
NORAM: North America
•
APAC: Asia‑Pacific

Refer to Note 7, “Operating Segments,” included within our consolidated financial statements for further details. Revenues from sales of goods reported in the EMEA segment also include sales from Wallbox Chargers, S.L. to the Latin America region.

Key Factors Affecting Operating Results

We believe our performance and future success depend on several factors that present significant opportunities for it but also pose risks and challenges, including those discussed below and in the section of this Annual Report titled “Risk Factors.”

Growth in EV Adoption

Our revenue growth is directly tied to the continued acceptance of passenger and commercial EVs, which it believes drives the demand for charging products and infrastructure. The market for EVs is still rapidly evolving and although demand for EVs has grown in recent years, there is no guarantee such demand will continue into the future. Factors impacting the adoption of EVs include but are not limited to: perceptions about EV features, quality, safety, performance and cost; perceptions about the limited range over which EVs may be driven on a single battery charge; volatility in the cost of oil, gasoline, and electricity; availability of services for EVs; consumers’ perception about the convenience and cost of charging EVs; government subsidies for EVs and electricity; the development, prevalence and market adoption of EV fleets; and increases in fuel efficiency of non‑EV transportation. In addition, macroeconomic factors could impact demand for EVs, particularly since EVs can be more expensive than traditional gasoline‑powered vehicles and the automotive industry globally has been experiencing a recent decline in sales. If the market for EVs does not develop as expected or if there is any slow‑down or delay in overall EV adoption rates, this would impact our ability to increase our revenue or grow our business.

Competition

We believe we are currently one of the market leaders in Europe and North America in residential EV charging solutions based on the number of charging units sold compared to EVs sold on a country by country basis. We also provide and derive revenue from installation services and Electromaps, our online platform that enables users to find and pay for publicly available charging ports and manage their charging fleet. We intend to expand our market share over time in our product categories, including public charging stations, leveraging the network effect of our products, our partnership with Iberdrola and the Electromaps platform. Additionally, we intend to expand and grow our revenues via the rollout of the Supernova and Hypernova public charging stations. Nonetheless, existing competitors may expand their product offerings and sales strategies, and new competitors may enter the market. Furthermore, our competition includes competition resulting from acceptance of other types of alternative fuel vehicles, plug‑in hybrid electric vehicles and high fuel‑economy gasoline powered vehicles. If our market share decreases due to increased competition, our revenue and ability to generate profits in the future may be impacted.

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

During the year ended December 31, 2025, our sales in Latin America were not significant, however, we intend to expand our market presence in this region.

Impact of New Product Releases

As we introduce new products, such as the market introduction of our Supernova public charging stations, our profitability may be temporarily impacted by launch costs until our supply chain achieves targeted cost reductions. For example, during our launch of Supernova in 2022 we had a negative gross margin of 15.5% in connection with Supernova sales in 2022 based on €7,166 thousand in revenue and €8,278 thousand in changes in inventories and raw materials and consumables. However, in the year ended December 31, 2023 the gross margin from our sales of Supernova was positive 17.9% based on €30,511 thousand in revenue and €25,040 thousand in changes in inventories and raw materials and consumables, which continued to improve during the year ended December 31, 2024 ending with a gross margin from sales of Supernova of 30.5% based on €25,598 thousand in revenue and €17,798 thousand in changes in inventories and raw materials and consumables. In addition, during the year ended December 31, 2025 the gross margin from sales of Supernova has continued to improve showing a 45.3% of gross margin based on €18,431 thousand in revenue and €10,076 thousand in changes in inventories and raw materials and consumables.

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

The Global Economic Environment

Certain factors in the global economic environment that may impact our global operations include, among other things currency fluctuations, capital and exchange controls, global economic conditions including inflation, interest rates, monetary policy, restrictive government actions, changes in intellectual property, protection and remedies, trade regulations, tax laws and regulations and procedures and actions affecting approval, production, pricing, and marketing of, reimbursement for and access to our products, as well as impacts of political or civil unrest or military action, including the current conflict between Russia and Ukraine, tensions between China and the U.S., the U.K., the EU, and in the middle east and India, terrorist activity, unstable governments and legal systems, inter‑governmental disputes, public health outbreaks, epidemics, pandemics, natural disasters or disruptions related to climate change. During 2022, global supply chains experienced disruptions that impacted and continues to impact delivery rates of electric vehicles. As a result, in January 2023, we announced cost reduction measures balanced between operating and personnel expenses, impacting approximately 15% of our workforce. We continued with these cost reductions measures in 2025 as we continued to right size the organisation to match the current market demand environment and expect these initiatives will continue through 2026.

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

Change in Fair Value of Derivative Warrant Liabilities

Public and Private Warrants originally issued by Kensington to its public shareholders and its sponsors were converted on the closing date of the Business Combination into a right to acquire one Class A Share (a “Wallbox Warrant”) on substantially the same terms as were in effect immediately prior to the closing date. These warrants were considered part of the net assets of Kensington at the time of the Business Combination. In addition, during 2023, Wallbox issued warrants as part of the facility agreement with Banco Bilbao Vizcaya Argentaria, S.A. ("BBVA") entered into in February 2023. On February 9, 2023 the Company signed an agreement with BBVA granting BBVA an aggregate of 1,007,894 warrants exercisable for 1,007,894 Class A shares for an exercise price of 5.32 USD per share (the "BBVA Warrants"). The BBVA warrants are exercisable until February 9, 2033 unless earlier redeemed by the Company pursuant to the warrant agreement. On July 3, 2025 the Company effected a reverse stock split of the Class A Shares and Class B Shares at a ratio of 20:1. As result, the number of BBVA Warrants outstanding was adjusted to 50,394 and the exercise price is now 106.4 USD.

On July 30, 2024, Wallbox and Generac entered into warrant agreements (the “Warrant Agreements”), pursuant to which we issued to Generac (together with its assignees, the “Warrant holder”), and the Warrant holder subscribed for and acquired, (a) an aggregate of 11,135,873 warrants exercisable until May 8, 2029 (type 1) and (b) an aggregate of 1,967,098 warrants exercisable until July 30, 2028 (type 2), in each case for an equal number of our Class A Shares, at an exercise price of up to 3.05 USD per Class A Share (which exercise price may be lowered at the sole discretion of the Company prior to the Expiration Date (as defined in the Warrant Agreements). The Warrant Agreements also provide for a redemption right in our favor when the reported trading price of our Class A Shares is at least 120.00 USD per share on each of twenty (20) trading days within the thirty (30) trading-day period ending on the third business day prior to the date when the notice of redemption is given. As a result of the reverse stock split, the number of warrants was adjusted to 556,793 (type 1) and 98,354 (type 2) and the exercise price is now $61.00 USD.

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

A.
Operating Results

Comparison of the years ended December 31, 2025 and 2024

The results of operations presented below should be reviewed in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this Annual Report. The following table sets forth our consolidated results of operations data for the years ended December 31, 2025 and 2024:

	Year Ended December 31,		Variance
	2025	2024	€	%
	(€ in thousands, except percentages)
Sales of goods	€121,862	€146,222	€(24,360)	(17)%
Sales of services	23,258	17,721	5,537	31%
Revenue	145,120	163,943	(18,823)	(11)%
Changes in inventories and raw materials and consumables used	(89,582)	(107,920)	18,338	(17)%
Employee benefits	(51,561)	(71,488)	19,927	(28)%
Other operating expenses	(42,701)	(54,089)	11,388	(21)%
Amortization and depreciation	(34,189)	(37,873)	3,684	(10)%
Impairment of assets	(26,755)	(26,415)	(340)	n/m
Net other income	374	25	349	1396%
Operating loss	(99,294)	(133,817)	34,523	(26)%
Financial income	533	1,945	(1,412)	(73)%
Financial expenses	(17,920)	(23,680)	5,760	(24)%
Change in fair value of derivative warrant liabilities	1,910	1,081	829	77%
Foreign exchange gains/(losses)	11,663	(4,044)	15,707	(388)%
Net Financial Result	(3,814)	(24,698)	20,884	(85)%
Loss before Tax	(103,108)	(158,515)	55,407	(35)%
Income tax credit	(87)	6,723	(6,810)	(101)%
Loss for the year	(103,195)	(151,792)	48,597	(32)%

n/m = not meaningful

Revenues

Sales of goods revenue decreased by €(24,360) thousand, or (17)%, for the year ended December 31, 2025 as compared to the year ended December 31, 2024, primarily due to the decrease of sales of our AC and DC chargers in our main markets.

Sales of services revenue increased by €5,537 thousand, or 31%, for the year ended December 31, 2025 as compared to the year ended December 31, 2024, primarily due to an increase in fees from installation services offered by us, including in connection with the services offered by Coil.

Operating Loss

Expenses related to changes in inventories and raw materials and consumables used decreased by 18,338 thousand, or (17)%, for the year ended December 31, 2025 as compared to the year ended December 31, 2024. These expenses decreased primarily as a result of a reduction in sales and the improvements of our gross margin related to the efficiency improvement in the production process and the cost of products.

Employee benefits expense decreased by €19,927 thousand, or (28)%, for the year ended December 31, 2025 as compared to the year ended December 31, 2024, primarily reflecting the improvements achieved in terms of personnel cost efficiency.

Other operating expenses decreased by €11,388 thousand, or (21)%, for the year ended December 31, 2025 as compared to the year ended December 31, 2024, primarily due to the impact of our programs for cost reductions.

Amortization and depreciation decreased by €3,684 thousand, or (10)%, for the year ended December 31, 2025 as compared to the year ended December 31, 2024, primarily due to investments in R&D development costs of the Company.

Impairment of assets of €26,755 thousand corresponds to the impairment of Wallbox Europe CGU following the impairment tests performed.

Net Financial Result

Financial income decreased by €(1,412) thousand for the year ended December 31, 2025 as compared to the year ended December 31, 2024, primarily resulting from the decrease in the interest received from our financial investments.

Financial expenses increased by €5,760 thousand for the year ended December 31, 2025 as compared to the year ended December 31, 2024, primarily due to the impact of the interest and bank fees and expenses incurred as a result of the amounts drawn down under our available lines of credit during 2025.

Change in fair value of derivative warrant liabilities decreased by €829 thousand for the year ended December 31, 2025 as compared to the year ended December 31, 2024, primarily due to the decrease of the fair value of derivative warrants.

Foreign exchange results increased by €15,707 thousand for the year ended December 31, 2025 as compared to the year ended December 31, 2024, primarily due to fluctuations in USD against the Euro.

Income Tax Credit

Income tax credit decreased by €(6,810) thousand, or (101)%, for the year ended December 31, 2025 as compared to the year ended December 31, 2024, primarily due to the fluctuation of tax credits receivable for certain R&D expenses. No deferred tax assets were recorded for losses carried forward and as a result no regular corporate income charge is recorded in both years.

Comparison of the years ended December 31, 2024 and 2023

For a discussion of the financial results and condition for the fiscal year ended December 31, 2024, please refer to “Item 5. Operating and financial review and prospects—A. Operating results—Comparison of the years ended December 31, 2024 and 2023” of our Annual Report on Form 20-F for the year ended December 31, 2024 filed on May 6, 2025.

Operating Results by Segments

EMEA Segment

Comparison of the years ended December 31, 2025 and 2024

The following table presents our results of operations at a segment level for EMEA for the years ending December 31, 2025 and 2024:

	Year Ended December 31,		Variance
	2025	2024	€	%
	(€ in thousands, except percentages)
Revenue	€112,448	€134,371	€(21,923)	(16)%
Changes in inventories and raw materials and consumables used	(71,445)	(89,941)	18,496	(21)%
Employee benefits	(43,819)	(58,314)	14,495	(25)%
Other operating expenses	(33,927)	(45,016)	11,089	(25)%
Amortization and depreciation	(31,787)	(35,282)	3,495	(10)%
Impairment of assets	(26,755)	(26,415)	(340)	—
Net other income	462	372	90	24%
Operating loss	(94,823)	(120,225)	25,402	(21)%

Revenue decreased by €(21,923) thousand, or (16)%, for the year ended December 31, 2025 as compared to the year ended December 31, 2024, primarily due to the decrease of sales of our AC and DC chargers in our main markets.

Expenses related to changes in inventories and raw materials and consumables used decreased by €18,496 thousand, or (21)%, for the year ended December 31, 2025 as compared to the year ended December 31, 2024. These expenses decreased primarily as a result of the reduction in sales and the improvements in our gross margin related to the efficiency in the production process and the production costs.

Employee benefits expense decreased by €14,495 thousand, or (25)%, for the year ended December 31, 2025 as compared to the year ended December 31, 2024, primarily due to reflecting the improvements achieved in terms of personnel cost efficiency.

Other operating expenses decreased by €11,089 thousand, or (25)%, for the year ended December 31, 2025 as compared to the year ended December 31, 2024, primarily due to the impact of our programs for cost reductions started in 2023.

Impairment of assets of €26,755 thousand corresponds to the impairment of Wallbox Europe CGU following the impairment tests performed.

NORAM Segment

Comparison of the years ended December 31, 2025 and 2024

The following table presents our results of operations at a segment level for NORAM for the years ending December 31, 2025 and 2024:

	Year Ended December 31,		Variance
	2025	2024	€	%
	(€ in thousands, except percentages)
Revenue	€43,471	€37,417	€6,054	16%
Changes in inventories and raw materials and consumables used	(28,545)	(26,569)	(1,976)	7%
Employee benefits	(7,583)	(12,902)	5,319	(41)%
Other operating expenses	(9,877)	(9,625)	(252)	3%
Amortization and depreciation	(2,401)	(2,589)	188	(7)%
Net other income	(117)	(347)	230	n/m
Operating loss	(5,052)	(14,615)	9,563	(65)%

n/m = not meaningful

The increase in revenues of €6,054 thousand, or 16% for the year ended December 31, 2025 as compared to the year ended December 31, 2024 was driven by the strong AC and DC sales in the North America market and the increase in fees from installation services offered by Coil.

Expenses related to changes in inventories and raw materials and consumables used increased by € (1,976) thousand, or 7%, for the year ended December 31, 2025 as compared to the year ended December 31, 2024. These expenses increased primarily as a result of the increase in sales in this segment, expenses associated with the accelerated launch of new products and changes in product mix.

Employee benefits expense decreased by €5,319 thousand, or (41)%, for the year ended December 31, 2025 as compared to the year ended December 31, 2024, primarily due to the reduction in personnel in this region as part of the reduction cost program started in 2023.

Operating loss decreased by € 9,563 thousand, or (65)%, for the year ended December 31, 2025 as compared to the year ended December 31, 2024, primarily due to the impact of cost reduction program started in 2023.

APAC Segment

Comparison of the years ended December 31, 2025 and 2024

The following table presents our results of operations at a segment level for APAC for the years ended December 31, 2025 and 2024:

	Year Ended December 31,		Variance
	2025	2024	€	%
	(€ in thousands, except percentages)
Revenue	€534	€1,765	€(1,231)	(70)%
Changes in inventories and raw materials and consumables used	(269)	(945)	676	(72)%
Employee benefits	(159)	(272)	113	(42)%
Other operating expenses	(186)	(363)	177	(49)%
Amortization and depreciation	(1)	(2)	1	(50)%
Net other income	29	—	29	#DIV/0!
Operating income / (loss)	(52)	183	(235)	(128)%

n/m = not meaningful

The decrease in revenue of €(1,231) thousand, or (70)% for the year ended December 31, 2025 as compared to the year ended December 31, 2024 was driven by the sales reduction in the Australian region.

Expenses related to changes in inventories and raw materials and consumables used decreased by € 676 thousand, or (72)%, for the year ended December 31, 2025 as compared to the year ended December 31, 2024. These expenses decreased primarily as a result of the reduction in sales in this segment.

Employee benefits expense decreased by €113 thousand, or (42)%, for the year ended December 31, 2025 as compared to the year ended December 31, 2024, primarily due to the reduction in personnel in this region as part of the reduction cost program started in 2023.

Operating income for the year ended December 31, 2025 has reduced by €235 thousand compared to the year ended December 31, 2024 primarily due to the reduction of activity mentioned above.

Reconciliations of Non‑IFRS and Other Financial and Operating Metrics

The following table reconciles EBITDA and Adjusted EBITDA to the most directly comparable IFRS financial measures, which is loss for the year:

For additional information about our use of EBITDA and Adjusted EBITDA, please refer to “Presentation of Financial and Other Information.”

	2025	2024	2023
	(€ in thousands)
Loss for the year	€(103,195)	€(151,792)	€(112,071)
Income tax credit	87	(6,723)	(703)
Amortization and depreciation	34,189	37,873	28,443
Financial income	(533)	(1,945)	(1,472)
Financial expenses(1)	17,920	23,680	15,247
Change in fair value of derivative warrant liabilities(2)	(1,910)	(1,081)	(6,476)
Foreign exchange gains/(losses)	(11,663)	4,044	(1,466)
EBITDA	(65,105)	(95,944)	(78,498)
Share based payment expenses(3)	1,746	2,837	14,191
Other items(4)	(374)	(25)	(3,094)
Negative goodwill(5)	0	0	(11,166)
One-time expenses(6)	7,450	6,123	3,031
Other non-cash expenses(7)	67	712	1,360
Impairment of assets	26,755	26,415	0
Adjusted EBITDA	(29,461)	(59,882)	(74,176)

(1)
Financial expenses is comprised of interest and fees on bank loans, interest on lease liabilities, interest on shareholder and other borrowings, interest on convertible bonds, accretion of discount on put option liabilities and other finance costs (such as fair value loss on financial investments and impairment on financial investments), excluding fair value adjustment of convertible bonds.
(2)
Represents expenses or incomes related to change the fair value of the warrants liabilities. Please refer to Note 12 to our consolidated financial statements include elsewhere in this Annual Report.
(3)
Represents share based payments expense. Please refer to Note 20 to our consolidated financial statements include elsewhere in this Annual Report.
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
B.
Liquidity and Capital Resources

Sources of Liquidity

We have a history of operating losses and negative operating cash flows. We have experienced net losses and significant cash outflows from cash used in operating activities over the past years as we have been investing significantly in the development of our EV charging products. During the year ended December 31, 2025, we incurred a loss for the year of €103.1 million and net cash generated in operating activities of €10 million. As of December 31, 2025, we had cash, cash equivalents and financial investments of €9.6 million, outstanding current loans and borrowings of €109.9 million and an accumulated deficit and capital reduction reserves for a negative net amount of €131.9 million.

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

In assessing the going concern basis of presentation, we had to estimate expected cash flows for the next 12 months, including our compliance with covenants, exercise of warrants and availability of other financial funding from banks. Management has prepared detailed business and liquidity plans, including a financial forecast extending through at least the following twelve months from the date of issuance of the consolidated financial statements, which provide support for the Company's ability to meet its operational and financial obligations. Although the expectation for the coming year is to continue to have net losses and we expect to continue to make investments, we also expect these sources of liquidity will be sufficient to fund our long-term contractual obligations and capital needs. We are currently engaged in a complex debt restructuring process that is critical to our continued operations. On October 9, 2025, we entered into a standstill agreement (the "SS Agreement") with the majority of our banking pool, which among other things temporarily suspended payments of principal and interest and has been extended multiple times, most recently through March 31, 2026. On December 1, 2025, we reached a non-binding indicative commercial agreement (the "Commercial Agreement") with the majority lenders and certain major shareholders, contemplating an extension of debt maturities and a proposed liquidity injection of €22.5 million through a combination of debt and equity. On April 8, 2026, the Commercial Agreement was signed and the Spanish restructuring plan will be filed in the coming days for judicial approval in accordance with applicable Spanish law. The restructuring plan is subject to a number of material risks and uncertainties, including the following:

 Judicial approval risk. The Spanish restructuring plan requires approval by the competent Spanish court. There can be no assurance that the court will approve the plan on the terms proposed, within the timeframe required, or at all. If the court declines to approve the plan or imposes materially different conditions, we may be unable to implement the restructuring on terms that are workable for the company.

 Minority lender risk. The Commercial Agreement covers approximately 83% of our total existing indebtedness. Lenders representing approximately 15% of our existing indebtedness are not currently party to the Commercial Agreement. There can be no assurance that these minority lenders will accede to the restructuring plan, and any dissenting lenders could challenge the plan in the Spanish court proceedings, delay implementation, or seek remedies that could materially and adversely affect our operations.

 Equity raise risk. The Commercial Agreement contemplates that we will raise €10.6 million of new equity. We have received binding offers from certain shareholders for this amount, but there can be no assurance that the equity raise will be completed on the terms anticipated, on a timely basis, or at all. Failure to complete the equity raise would likely prevent implementation of the restructuring and could result in our inability to continue as a going concern.

 Bridge loan maturity risk. On April 8, 2026, we entered into two bridge loan agreements — one with certain shareholders for €5,650,000 and one with certain lenders for €5,350,000. These bridge loans are short-term in nature and we will need to refinance or repay them. There can be no assurance that we will be able to do so on acceptable terms or at all.

 Payment in kind interest compounding. The Commercial Agreement includes a €69.1 million bullet instrument maturing in December 2030 with payment-in-kind interest. While this structure preserves near-term cash, PIK interest will compound our debt burden through 2030, and we may be unable to repay or refinance this instrument at maturity.

 Operational disruption during restructuring. The ongoing court-supervised negotiation process and public disclosure of our financial difficulties may cause customers, suppliers, employees, and other counterparties to modify or terminate their relationships with us, demand more favorable commercial terms, or otherwise take actions that could further harm our business and financial condition.

 Timeline risk. The Spanish court authorized a negotiation period extension of up to three additional months as of March 4, 2026. If the restructuring cannot be implemented within applicable court deadlines, we may lose the protections afforded by the court-supervised process, which could accelerate creditor enforcement actions.

All restructured financial debt pursuant to the restructuring plan and the New Money will share a single, common security package (the “New Security”) with such arrangements to be reflected in an intercreditor agreement that forms part of the restructuring plan. The New Security will consist of first demand guarantees from the key Group companies, pledges over 100 per cent of the shares in the Group’s main operating subsidiaries, security over core intellectual property, material commercial contracts and, in the case of Wallbox USA, stock, and pledges over key bank accounts and intercompany loans. In practice, this means that substantially all the Group’s material operating entities, shareholdings, cash balances, intellectual property and intragroup receivables within the scope of the restructuring plan will be pledged on a pari passu basis in favor of all secured financial creditors following implementation of the restructuring plan.

In addition, following the Effective Date and once Chargers has been transformed into a Spanish public limited liability company, Chargers will issue warrants or equivalent instruments convertible into Chargers’ shares (the “Chargers Warrants”) in favor of the Financial Creditors as an enforcement mechanism that may be exercised in the event of an acceleration under the Term Loan Framework Agreement, the Revolving Facilities Framework Agreement and the agreements comprising the New Money.

Even if the restructuring is successfully implemented, there can be no assurance that we will be able to generate sufficient cash flows from operations to service our restructured debt obligations and fund our ongoing operations. The financial forecasts underlying the restructuring plan are based on assumptions regarding revenue growth, gross margin improvements, and working capital optimization that may not be achieved. A significant deviation from these forecasts could cause us to require additional capital, further restructuring, or could result in our inability to continue as a going concern.

Our primary sources of liquidity have historically been cash generated from operations, the issuance of debt and equity instruments and bank loans, as described below.

During 2020, convertible bonds were issued for an amount of €25.9 million, and in 2021 we issued convertible bonds in an amount of €34.6 million.

In April 2021, we entered into a loan agreement with Banco Santander, S.A. for a loan in the amount of €12.6 million with a maturity of 2027 to finance the investments for the factory in Zona Franca, Barcelona. Among other things, this loan originally prohibited the payment of dividends and the incurrence of liens without equally and ratably securing such loan, although in September 2021 we obtained a waiver of the loan’s prohibition of the payment of dividends. Related to this loan, on November 11, 2024, Wall Box Chargers, S.L.U., as borrower, signed an agreement with Banco Santander, S.A which included a grace period of 18 months from the last installment payment and without variation of any other terms of the initial agreement.

On December 5, 2022, we completed a private placement of our Class A Shares and issued and sold 8,176,694 Class A Shares for aggregate gross proceeds of $43.5 million (€41.7 million) to certain existing investors and strategic partners at a price of $5.32 per share. Investors in the transaction included, among others, Iberdrola and Kensington Capital Partners, both strategic partners and current shareholders, Infisol 3000 and Orilla Asset Management, S.L., current shareholders, and Enric Asunción, Co-founder and CEO of the Company.

On December 30, 2022, we entered into a loan agreement with Banco Santander, S.A. for a loan in the amount of €17.9 million with a maturity date in 2029.

On February 9, 2023 (the “BBVA Facility Closing Date”), Wallbox, as guarantor, and its wholly‑owned direct Spanish subsidiary, Wall Box Chargers, S.L.U., as borrower (“Wall Box Chargers”) entered into a Facility Agreement (the “BBVA Facility Agreement”) with Banco Bilbao Vizcaya Argentaria S.A. (“BBVA”). The BBVA Facility Agreement provides for an aggregate term loan commitment of €25.0 million (the “BBVA Facility”), and we received net borrowings of €24.6 million after deducting fees and expenses. As of December 31, 2025, we had €19.4 million of borrowings outstanding under the BBVA Facility.

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

Substantially concurrently with the closing of the BBVA Facility Agreement and in consideration thereof, we entered into a Warrant Agreement (the “Warrant Agreement”) and Subscription Agreement (the “Subscription Agreement”) with BBVA (together with its assignees, the “Warrantholder”) pursuant to which we issued to the Warrantholder, and the Warrantholder subscribed for and acquired, an aggregate of 1,007,894 warrants exercisable for 1,007,894 Class A Shares, for an exercise price of $5.32 per share. Pursuant to the Subscription Agreement, we agreed to file a registration statement for the resale of the Class A Shares issuable upon exercise of the Warrant. The Warrant Agreement provides for a redemption right in favor of Wallbox when the Class A Shares achieve a value of $11.00 per share. See further details in Note 12 of the consolidated financial statements.

On April 3, 2023, we entered into an Equity Distribution Agreement (the “Equity Distribution Agreement”) with Canaccord Genuity LLC (“Canaccord”) and Oppenheimer & Co. Inc. (“Oppenheimer”) with respect to the offer and sale of our Class A Shares, with aggregate offering price of up to $100 million (the “ATM Offering”), from time to time, establishing an at the market program under which Canaccord and Oppenheimer will act as sales agents (the “Sales Agents”). The sales, if any, of the Class A Shares under the Equity Distribution Agreement will be made by any method permitted that is deemed an “at the market offering” as defined in Rule 415(a)(4) under the Securities Act, or, in negotiated transactions or block transactions. The Equity Distribution Agreement provides that the commission payable to the Sales Agents for sales of our Class A Shares shall be up to three percent (3.0%) of the gross sales proceeds for any Class A Shares sold through the Sales Agent pursuant to the Equity Distribution Agreement. During the year ended December 31, 2023, we sold 2,630,076 Class A Shares resulting in $7,526 thousand (€6,876 thousand) in net proceeds, after deducting the commission and expenses payable to the Sales Agent in connection with such sales. During the year ended December 31, 2024 we sold 75,394 Class A Shares resulting in $45.6 thousand (€43.2 thousand) in net proceeds, after deducting the commission and expenses payable to the Sales Agent in connection with such sales. During the year ended December 31, 2025, we sold 739,742 Class A shares resulting in $403 in net proceeds, after deducting the commission and expenses payable to the Sales Agent in connection with such sales.

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

On October 16, 2023, we, our wholly owned subsidiary, Wallbox USA, Inc. (“Wallbox USA”), and Wall Box Chargers, entered into agreements (the “October 2023 Facility Agreements”) that provide for: (i) a syndicated loan with Instituto de Crédito Oficial E.P.E., Institut Català de Finances, Mora Banc Grup SA and EBN Banco de Negocios, S.A. (“EBN Banco”) as funding entities, EBN Banco as coordinating entity and agent, Wallbox Spain as borrower and Wallbox USA and Wallbox as guarantors; and (ii) a loan with Compañía Española de Financiación Del Desarrollo COFIDES, S.A., S.M.E., as funding entity, EBN Banco as coordinating entity, Wallbox USA as borrower and Wallbox Spain and Wallbox as guarantors. The October 2023 Facility Agreements provide for an aggregate term loan commitment of €35.0 million (the “October 2023 Term Loan”), which aggregate amount was elected to be drawn on October 14, 2023. As of December 31, 2025, we had €32.8 million of borrowings outstanding under the October 2023 Term Loan.

Principal outstanding under the October 2023 Term Loan will accrue interest on a daily basis at a rate equal to three-month EURIBOR plus an amount equal to 3.25% per annum, provided that, the October 2023 Facility Agreements also include sustainability-linked pricing adjustments and, as to Facility Agreement 2, pricing adjustments related to sales in the United States. The Term Loan will be secured by the property assets that were acquired in Barcelona with the proceeds under the October 2023 Term Loan, the bank accounts related to the October 2023 Facility Agreements and the credit rights under the insurance agreements related to the property assets to be secured. The October 2023 Term Loan matures on the fifth anniversary of October 16, 2023. The relevant borrower is permitted to prepay the October 2023 Term Loan in whole or in part upon notice thereof in accordance with the terms of the October 2023 Facility Agreements. The October 2023 Facility Agreements also contain covenants that require, based on Wallbox’s audited consolidated financial statements, a total debt to equity ratio ranging from 2.00x or less in 2023 to 1.20x or less in 2026 and thereafter, and a net debt to equity ratio ranging from 1.40x or less in 2023 to 0.90x or less in 2026 and thereafter, as well as other affirmative and negative covenants and customary events of default. As of December 31, 2024 we obtained a waiver issued by EBN Banco regarding the compliance with the covenants under the agreements governing our indebtedness. On April 8, 2025 these financial institutions adhered to the framework agreement signed on November 11, 2024 which includes a grace period from the last installment payment and without variation of any other terms of the initial agreement.

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

On March 22, 2024, Wallbox and Wallbox USA Inc, as guarantors, and its wholly‑owned direct Spanish subsidiary, Wall Box Chargers, S.L.U., as borrower (“Wall Box Chargers”) entered into a Facility Agreement with Hong Kong and Shanghai Banking Corporation Limited (“HSBC”). The HSBC Facility Agreement provides for an Asset Based Lending commitment of €15.0 million (the “ HSBC Facility”), for which we had €11.25 million of borrowings outstanding under the HSBC Facility as of December 31, 2025. The HSBC Facility is secured by certain stock rights. The HSBC Facility matures on the third anniversary of the HSBC Facility Closing Date. Wall Box Chargers is

permitted to prepay the HSBC Facility in whole or in part upon notice thereof in accordance with the terms of the HSBC Facility Agreement. Upon an event of default specified in the HSBC Facility Agreement, the HSBC Facility may become due and payable in full upon provision of notice thereof in accordance with the terms of the HSBC Facility Agreement. The HSBC Facility Agreement contains affirmative and negative covenants, including without limitation a minimum cash requirement and restrictions on incurrence of additional debt, liens or fundamental changes. The HSBC Facility Agreement also contains financial covenants regarding maintenance as of the end of each closing month of a minimum of Current Ratio (Current Assets/Current Liabilities) calculated with some exclusions, of 1.25 and a minimum of an Inventory Turnover of 400 days. On May 28, 2025 the Group formalized a new agreement to ensure the continued fulfillment of its debt obligations, including a minimum cash covenant of €25 million.

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

On November 11, 2024, the Group entered into a framework agreement with several financial institutions providing an 18-month grace period on debt repayments. Additionally, as part of the agreement, the financial institutions committed to maintaining the short-term financing agreements (credit lines) in force at least until June 30, 2026 with a limit of Euro 84.2 million.

On April 8, 2025, all remaining financial institutions adhered to the framework agreement, formalizing the grace period and waiving original financial covenant requirements for 2025, but setting a new requirement of minimum cash of Euro 35 million, amongst other conditions. This requirement was then waived in June 2025 for the remaining duration of the agreement.

Additionally, the Group started a debt restructuring process with the aim to renew the capital structure. In this regard, on 9 October, 2025, the Company, together with certain of its subsidiaries, reached a standstill agreement (the “SS Agreement”) with the majority of its banking pool, to provide a stable framework to facilitate a long-term solution to the capital structure of the Company and its subsidiaries (the "Long Term Capital Structure"). By virtue of the Agreement, the majority lenders, among other things: (i) give formal effect to certain waivers and consents previously provided to Wallbox, (ii) agree to temporarily suspend payments of principal and interest until December 9, 2025, or until the Long Term Capital Structure is effectively implemented, whichever occurs first and (iii) expressly anticipate the possibility of certain breaches (including payment defaults) occurring during its term and accept mechanisms to manage such events as part of the Long Term Capital Structure discussions. On 7 November 2025, the rest of main lenders acceded to the SS Agreement. On December 23, 2025, the Company extended the term of the SS Agreement, with substantially all terms remaining in full force and effect, through January 31, 2026. The Participating Lenders then agreed to further extend the term of the Agreement through March 31, 2026, with all other terms remaining in full force and effect to facilitate the completion of the negotiations and the filing of the restructuring plan.

In the framework of the above process, on December 1, 2025, the Group reached a non-binding indicative commercial agreement (the “Commercial Agreement”) with the majority lenders and its major shareholders, which contemplates an extension of debt maturities and a proposed liquidity injection of €22.5 million through a combination of debt and equity, to provide a renewed capital structure for the Group.

The successful implementation of the Commercial Agreement is expected to enhance Wallbox’s ability to execute its business plan in the rapidly scaling electric mobility and smart energy market.

As part of this process, in December 2025 the Company and certain of its subsidiaries submitted a formal communication to initiate negotiations with its lenders and other creditors before the Spanish courts under the applicable legal framework to facilitate the execution of the restructuring plan. On March 4, 2026, the court authorized an extension of the negotiation period for up to additional three months.

On April 8, 2026, the Commercial Agreement was signed together with the restructuring plan and binding offers from shareholders for the additional equity raise of €10.6 million. The Spanish restructuring plan will be filed in the coming days for judicial approval in accordance with applicable Spanish law.

The Commercial Agreement effectively restructures existing loans and borrowings and includes a long-term debt facility structured in two tranches: 1) a €57.6 million syndicated term loan featuring a back-loaded amortization schedule, beginning with limited quarterly payments in Q3 2026 that scale gradually through 2030; and 2) a €69.1 million bullet instrument maturing in December 2030 with “payment in kind” interest to preserve immediate cash position. The Agreement also includes a €42.8 million syndicated working capital line maturing in December 2028 and including two successive automatic 12-month extensions to support operational scaling and new debt of €12.5 million ("New Money") for trade commitments. No covenants have been established.

On April 8, 2026, the Company entered into a bridge loan agreement with ORILLA ASSET MANAGEMENT, S.L., INVERSIONES FINANCIERAS PERSEO, S.L., AM GESTIÓ, S.L., CONSILIUM, S.L. and ANANGU GRUP, S.L., for an aggregate principal amount of EUR 5,650,000. The due date will be the date of the aforementioned capital increase or, at the latest, September 27, 2026.

Likewise, on the same date, WALL BOX CHARGERS, S.L.U. entered into a bridge loan agreement with the Company’s major lenders for an aggregate principal amount of €5.35 million. The due date will be when the restructuring plan formally comes into effect.

Contractual Obligations and Commitments

As of December 31, 2025, we had contractual obligations to purchase, construct or develop property, plant and equipment assets, for an amount of €95 thousand (€335 thousand as of December 31, 2024) and commitments for the acquisition of intangible assets of €551 thousand (€1,644 thousand as of December 31, 2024). These commitments mainly correspond to the work that, as of December 31, 2025, are being executed in the investments in machinery and tools for the factories located in Texas and Barcelona. Please refer to Note 8, “Property, Plant and Equipment,” and Note 10, “Intangible Assets and Goodwill,” of the consolidated financial statements included elsewhere in this Annual Report for more information.

Additionally, our lease agreements provide for lease obligations and the future interest payable under these agreements is as set forth in the table below. Please refer to Note 9, “Assets for Rights of Use and Lease Liabilities” of the consolidated financial statements included elsewhere in this Annual Report for more information.

	Payments due by period
	Total	Less than 1 year	1-2 years	2-5 years	More than 5 years
	(€ in thousands)
Lease obligations	€42,282	€5,752	€10,467	22,686	3,377

Capital Expenditures

For the year ended December 31, 2025, our capital expenditures for property, plant and equipment were €1,440 thousand.

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

Management has prepared detailed business and liquidity plans, including financial forecast extending through at least the following twelve months from the date of issuance of the interim condensed consolidated financial statements, which demonstrate the Company’s ability to meet its operational and financial obligations as they fall due. These plans incorporate a number of assumptions regarding revenue growth (sales volumes), gross margin performance driven by product mix and cost efficiencies, operating expense management, working capital optimization driven by inventory reduction, the ability to raise additional capital as well as executing the debt restructuring plan by obtaining the court's judicial approval.

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

Cash Flow Summary

Comparison of the years ended December 31, 2025 and 2024

The following table summarizes our cash flows for the years ended December 31, 2025 and 2024:

	Year Ended December 31,		Variance
	2025	2024	€	%
	(€ in thousands, except percentages)
Net cash from operating activities	€9,999	€(51,532)	€61,531	119%
Net cash from investing activities	€11,623	€(39,461)	€51,084	129%
Net cash from financing activities	€(32,192)	€2,955	€(35,147)	(1189)%

Operating Activities

Net cash used in operating activities increased by €61,531 thousand, or 119%, for the year ended December 31, 2025 as compared to year ended December 31, 2024. This increase was attributable primarily to change in inventories and the increase in trade accounts payables as a consequence of the delays in payments.

Investing Activities

Net cash used in investing activities increased by €(51,084) thousand, or (129)%, for the year ended December 31, 2025 as compared to the year ended December 31, 2024. This was primarily driven by the reduction in payments related to capex and the fluctuation of investments in funds in 2025 compared to 2024. Additionally, in 2024 the Company paid the outstanding amount for the ABL acquisition.

Financing Activities

Net cash from financing activities of December 31, 2025 decreased by €(35,147) thousand or (1189)% for the year ended December 31, 2025 as compared to year ended December 31, 2024, primarily because the reduction in the cash flow from net proceeds from loans and the reduction received from private placements.

C.
Research and Development, Patents and Licenses, etc.

For information regarding research and development policies for the last three years, Please refer to Item 4, “Information on the Company—Business Overview.”

D.
Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2025 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

However, we recognize the significant opportunities that artificial intelligence ("AI") presents for enhancing our business operations and customer experience. Specifically, we are implementing AI-driven solutions in two key areas:

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

Off Balance Sheet Arrangements

None.

Item 6. Directors, Senior Management and Employees

A.
Directors and Senior Management

The following table lists the names, ages and positions of those individuals who served as our directors and executive officers as of December 31, 2025. The Board is comprised of five directors. The Board consists of an executive director and four non‑executive directors.

Name	Age	Position
Executive Officers
Enric Asunción Escorsa	40	Chief Executive Officer, Director
Luis Boada (*)	42	Chief Financial Officer
Eduard Castañeda	40	Chief Innovation Officer
Board Members
Enric Asunción Escorsa	40	Executive Director
Beatriz González Ordóñez	51	Non‑executive Director
Francisco Riberas	61	Non‑executive Director
Jordi Lainz	57	Non-executive Director
Juan González del Castillo Burgos	42	Non-executive Director

(*) Mr. Boada stopped down as Chief Financial Officer on January 7, 2026, effective as of that date and Ms. López Trujillo was appointed on the same date as Chief Financial Officer.

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

Luis Boada Ros. Mr. Boada is the Chief Financial Officer (CFO) of Wallbox, from May 2024 to January 2026. He joined Wallbox with over 17 years of professional experience in corporate development, finance, and investor relations, with extensive knowledge of both North American and European markets. Before joining Wallbox, Mr. Boada served as the CFO for North America at Fluidra, a global leader in pool equipment and connected solutions, listed on the Spanish Stock Exchange. During his more than eight-year tenure at Fluidra, he held various roles, including Global Head of M&A and Investor Relations. Prior to his time at Fluidra, Mr. Boada led a global solar photovoltaic business unit for Abantia, now Dominion, and worked in investment banking at Credit Suisse in London. He holds a Business Administration degree from ESADE and completed the CFO Leadership Program at Stanford University Graduate School of Business.

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

Juan González del Castillo Burgos. Mr. González serves as a member on the Board. Mr. González is Partner, COO, and CFO at Seaya Ventures, a Spanish venture capital firm specialising in technology companies. He serves on the boards of several companies, including The Hotels Network, Savana, Cafler, and Aquí tu Reforma. Additionally, he actively oversees various portfolio companies such as Cabify, Glovo, Clarity, Flexcar, and Biome Makers. He is also a board member of the Seaya investment platform. Before joining Seaya, Ms. González del Castillo worked at KPMG from 2008 to 2018, where he focused on audit and deal advisory. He holds a degree in Finance and a Master's in Auditing, and he is a registered member of the Official Register of Account Auditors in Spain.

There are no family relationships among any of our executive officers or directors.

Director Nomination and Appointment Rights

Iberdrola is the indirect owner of 100% of the interests in Inversiones Financieras Perseo, S.L. (“Perseo”), a shareholder and commercial partner of Wallbox. On October 5, 2021, Enric Asunción Escorsa furnished a letter to Inversiones Financieras Perseo, S.L. Pursuant to such letter, Mr. Asunción agreed to take best efforts to support the election of one director as Perseo may designate, for so long as Perseo owns shares representing 3% of the share capital outstanding of Wallbox N.V. At present, the Board does not have a director designated by Iberdrola.

In December 2023, a letter agreement between Kariega Ventures, S.L. (“Kariega”), a major shareholder of Wallbox N.V., which is controlled by Mr. Asunción, and Wallbox N.V. was executed, pursuant to which Kariega, and Wallbox N.V. agreed to take best efforts to support the election of director as Generac Power "Systems,"Inc. ("Generac") may designate, for so long as Generac owns shares representing 3% of the share capital outstanding of Wallbox N.V. At present, the Board does not have a director designated by Generac.

B.
Compensation

We set out below the amount of compensation paid and benefits in kind provided by us or our subsidiaries to our executive officers and members of the Board for services in all capacities to us or our subsidiaries for the year ended December 31, 2025, as well as the amount contributed by us or our subsidiaries to retirement benefit plans for our executive officers and members of the Board.

Compensation of Our Executive Officers

The amount of compensation, including benefits in kind, accrued or paid to our executive officers with respect to the year ended December 31, 2025 is described in the table below:

All executives
(€ in thousands)
Periodically paid remuneration	€782
Bonuses	€303
Share based payments	€288
Termination benefit	—
Total compensation	€1,373

No amounts were set aside or accrued by Wallbox in 2025 to provide pension, retirement or similar benefits for our executive officers.

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

With respect to the year ended December 31, 2025, the Board adopted on July 16, 2025 a resolution to waive their remuneration, therefore no remuneration was accrued.

As an exception to the above, the Board, in accordance with Dutch law and the Dutch Corporate Governance Code, delegated to a non-executive director, Mr. Jordi Lainz Gavalda, a temporary and limited mandate focused exclusively on oversight and advisory functions in connection with the Company’s refinancing process. Such mandate did not include any executive authority or power to bind the Company and was restricted to monitoring and overseeing the refinancing process, liaising with management, and reporting to the Board.

In connection with this delegation, the Board conditionally withdrew the prior waiver of cash remuneration granted to Mr. Lainz in his capacity as a non-executive director, solely with respect to the cash amounts corresponding to fiscal year 2025. Such withdrawal is strictly contingent upon the successful closing of the refinancing process and is subject to automatic reinstatement of the waiver in full if the refinancing closing is not achieved. In addition, the Board approved the grant of restricted stock units with a target value of USD $100,000, subject to a maximum of 17,000 RSUs, with the final number determined based on the Company’s share price at closing. Both components vest exclusively upon the closing of a refinancing transaction resulting in a consolidated positive cash impact to the Wallbox group of at least €40 million for fiscal year 2026, calculated as the aggregate of debt service cash savings and net cash inflows directly attributable to the refinancing.

The delegation has been strictly temporary and terminates automatically upon the earliest to occur of (i) the closing of the refinancing process, (ii) revocation by resolution of the Board, (iii) resignation of the delegated director, or (iv) March 31, 2026.

Equity Awards

Our founders, directors and executive officers held the following stock options (both vested and unvested) as of December 31, 2025:

Beneficiary	Grant date	Number of options or RSUs outstanding	Strike price
Enric Asunción Escorsa(*)	April 6, 2022	38,763	€38.60
Luís Boada	June 27, 2024	19,406	—
Eduard Castañeda(*)	April 6, 2022	11,917	€38.60
Eduard Castañeda	November 20, 2025	60,000	€—

(*) As of December 31, 2021, both Enric Asuncion Escorsa and Eduard Castaneda were already participating in the Founders Stock Option Plan as discussed in Note 20 of the consolidated financial statements included elsewhere in this Annual Report. On April 6, 2022, Enric Asuncion Escorsa was granted 775,267 options (38,764 options after adjustment due to the July 2025 reverse stock split) and Eduard Castaneda was granted 258,342 options (11,917 options after adjustment due to reverse stock split), in each case, with a strike price of €1.93 (€38.6 after adjustment due to the reverse stock split).

Our shareholders approved at our annual general meeting held in May 2023 a compensation program for our non-executive directors that provides for an initial equity award upon such director’s appointment to the Board and an annual equity award. The maximum aggregate amount that can be awarded under this compensation program is 250,899 restricted share units (“RSUs”) (12,545 RSU's after adjustment due to the reverse stock split).

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

From July 3, 2025 we have to consider in the number of options and the strike price the reverse stock split applied by the Company with a fixed ratio of 20:1.

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

From July 3, 2025 we have to consider in the number of options and the strike price the reverse stock split applied by the Company with a fixed ratio of 20:1. The number of shares initially available for issuance will be increased on January 1 of each calendar year beginning in 2022 and ending in 2031, by an amount equal to the lesser of (a) 2.5% of the shares of Class A Shares outstanding on the final day of the immediately preceding calendar year and (b) such smaller number of shares as determined by the Board.

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

The Board is comprised of five directors.

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

In March 2025, the Corporate Governance Code Monitoring Committee published an update to the DCGC. The updated DCGC entered into force as for the financial year beginning on or after January 1, 2025

We acknowledge the importance of good corporate governance. However, we do not comply with all the provisions of the DCGC, to a large extent because such provisions conflict with or are inconsistent with the corporate governance rules of the NYSE and U.S. securities laws, or because we believe such provisions do not reflect customary practices of global companies listed on the NYSE.

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

Composition of committees (best practice provision 2.3.4)

According to the DCGC, more than half of the members of the committees of the Board should be independent within the meaning of the DCGC. As each of the compensation committee and nominating and corporate governance committee consists of two non-executive directors, only one of which is considered to be independent within the meaning of the DCGC, we deviate from this best practice provision. Considering the current composition of the Board and the capacity, knowledge and experience of the non-executive directors, we believe that the current composition of the committees is the most appropriate and effective for the Company at this time.

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

Audit Committee

Audit committee members are non‑executive directors of the Board and are Beatriz González and Juan González del Castillo Burgos.

Juan González del Castillo Burgos serves as chair of the audit committee.

Our board of directors has also determined that each member of the audit committee is financially literate and Juan Gonzalez del Castillo Burgos qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

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

Compensation Committee

Compensation committee members are non‑executive directors of the Board and include Juan González del Castillo Burgos and Jordi Lainz. Juan González del Castillo Burgos serves as chairman of the compensation committee.

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

Nominating and Corporate Governance Committee

Nominating and corporate governance committee members are non‑executive directors of the Board and are Jordi Lainz and Beatriz González Ordóñez. Jordi Lainz serves as chairman of the nominating and corporate governance committee.

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

During the year ended December 31, 2025, certain transactions were identified as involving a Conflict of Interest. In each case, the Director concerned did not participate in the deliberations or decision-making process in accordance with the requirements set out above.

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

Ms. Jennifer Anderson served during the year ended December 31, 2025 and continues to serve as an observer on our Board. Ms. Anderson is an employee of Generac Power Systems, Inc. one of our major shareholders.

D.
Employees

Average number of employees in the last 3 years is:

(Average number of employees)	2025	2024	2023
Directives	30	50	69
Administrative	103	193	387
Commercials	133	193	189
Operators	259	339	212
Engineers	171	333	408
Total	696	1,108	1,265

We strive to offer competitive employee compensation and benefits in order to attract and retain a skilled and diverse workforce. As of December 31, 2025, we had 594 employees compared with the 905 employees at December 31, 2024. Most of our employees are located in Spain, although our global footprint has employees working in offices across seven European countries, an office in China and another in the United States. We have not experienced a work stoppage and believe we maintain positive relationships with our employees.

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

F.
Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

None

Item 7. Major Shareholders and Related Party Transactions

A.
Major Shareholders

The following table sets forth information relating to the beneficial ownership of our Class A Shares and Class B Shares as of March 1, 2026, for:

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

The number of Class A Shares and/or Class B Shares beneficially owned by each entity, person, executive officer or Board member is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of March 1, 2026 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Class A Shares or Class B Shares held by that person.

As of March 1, 2026, there were 16,798,563 Class A Shares outstanding and 355,040 Class B Shares outstanding.

Unless otherwise indicated, the address of each person named below is c/o Wallbox N.V. Carrer del Foc, 68 Barcelona, Spain 08038.

	Class A Shares		Class B Shares(1)
Beneficial Owner	Number	%	Number	%	Combined Voting Power (%)(2)
Executive Officers and Directors of Wallbox
Enric Asunción Escorsa(3)	916,896	5.5%	212,211	52.3%	14.56%
Isabel López Trujillo(14)	2,051	*	—	—	*
Jordi Lainz(4)	35,078	*	—	—	*
Eduard Castañeda(5)	45,096	*	193,510	47.7%	9.49%
Francisco Riberas(6)	2,038,410	12.1%	—	—	9.8%
Beatriz González Ordóñez(7)	575,293	3.4%	—	—	2.8%
Juan González Del Castillo Burgos(7)	—	0.0%	—	—	0.0%
All executive officers and directors of Wallbox as a group (7 persons)	3,612,824	21.0%	405,721	100.0%	36.6%
5% and Greater Shareholders
Kariega Ventures, S.L.(3)	893,067	5.3%	173,447	48.9%	14.44%
Inversiones Financieras Perseo, S.L.U.(8)	1,367,879	8.1%	—	—	6.6%
Orilla Asset Management, S.L.(6)	2,038,410	12.1%	—	—	9.8%
Mingkiri, S.L. (Eurofred Spain, S.L.)(9)	1,054,573	6.3%	—	—	5.1%
Consilium, S.L. (10)	944,212	5.6%	—	—	4.5%
Seaya Ventures II, Fondo De Capital Riesgo(7)	575,293	3.4%	—	—	2.8%
AM Gestió, S.L.(11)	893,344	5.3%	—	—	4.3%
Generac Power Systems, Inc. (12)	1,904,802	11.3%	—	—	9.1%
Sociedad Española para la Transformación Tecnológica(13)	1,887,981	11.2%	—	—	9.0%

* Indicates a shareholding of less than 1%.

(1)
Each Class B Share is convertible at any time at the option of the holder into one Class A Share and one Conversion Share. Beneficial ownership of Class B Shares reflected in this table has not also been reflected as beneficial ownership of Class A Shares into which the Class B shares may be exchanged.
(2)
The percentage reported under “Combined Voting Power” represents the voting power with respect to all of our Class A Shares and Class B Shares outstanding as of March 1, 2026, voting as a single class. Holders of our Class A Shares are entitled to one vote per share, and holders of our Class B Shares are entitled to ten votes per share.
(3)
Based on information known to the Company, each of KARIEGA VENTURES, S.L. and Enric Asunción Escorsa has shared voting power and shared investment power over 173,447 Class B Shares, and 893,067 Class A Shares held of record by KARIEGA VENTURES, S.L.. Enric Asunción Escorsa has sole voting power and sole dispositive power over 23,829 Class A Shares, and 38,764 Class B Shares underlying stock options that are exercisable within 60 days of March 1, 2026. The address of KARIEGA VENTURES, S.L. is Av. Diagonal 419, 4 Planta, Barcelona, Spain 08008. Enric Asunción Escorsa is the Chief Executive Officer and a member of the Board.
(4)
Includes Mr. Lainz’s 34,555 Class A Shares and 523 Class A Shares underlying stock options that are exercisable within 60 days of March 1, 2026.
(5)
Includes Mr. Castañeda’s 25,296 Class A Shares and 19,800 Class A Shares undelying stock options that are exercisable within 60 days of March 1, 2026, 181,592 Class B Shares and 11,918 Class B Shares underlying stock options that are exercisable within 60 days of March 1, 2026.
(6)
Based solely on information provided by Mr. Riberas, Orilla Asset Management, S.L. is the record holder of 2,038,410 Class A Shares. Mr. Riberas is a director and controlling shareholder of Orilla Asset Management, S.L., and as such, maintains voting and investment discretion with respect to the Class A Shares. As a result, Mr. Riberas may be deemed to share beneficial ownership of the securities held of record by Orilla Asset Management, S.L. The address of Orilla Asset Management, S.L. is Alfonso XII, 16, 28014, Madrid, Spain.
(7)
Based solely on a Schedule 13G filed on February 11, 2022, Seaya Ventures II, Fondo De Capital Riesgo, Beatriz González Ordóñez and José Maria Múgica Murga have shared voting power and shared dispositive power over 575,293 Class A Shares. Seaya Ventures II, Fondo De Capital Riesgo is the record holder, and Ms. Beatriz González Ordóñez and Mr. José Marĺa Múgica Murga share investment and dispositive power over the securities held of record by Seaya. The address of the foregoing named beneficial owners is Calle Alcala, numero 54, Madrid, Spain 28014. Ms. González Ordóñez is a member of the Board.
(8)
Based solely on information provided by Inversiones Financieras Perseo, S.L.U.; Iberdrola, S.A., Iberdrola Participaciones S.A.U. and Inversiones Financieras Perseo S.L.U. have shared voting power and shared investment power over 1,367,879 Class A Shares. The address of the foregoing beneficial owners is Plaza Euskadi, 5, Bilbao (Bizkaia), Spain 48009.
(9)
Based on information known to the Company, MINGKIRI, S.L. has shared voting power and shared investment power over 1,054,573 Class A Shares and Marta Santacana Gri has shared voting power and shared investment power over 1,054,573 Class A Shares. Marta Santacana Gri may be deemed the beneficial owner of of 1,054,573 Class A Ordinary Shares, which consist of (i) 1,011,397 Class A Ordinary Shares held of record by MINGKIRI, S.L. and (ii) 43.176 Class A Ordinary Shares held of record by Anangu Grup S.L. Marta Santacana Gri has sole investment and dispositive power over the securities held of record by MINGKIRI, S.L. and shares investment and dispositive power over the securities held of record by Anangu Grup S.L. The address of the foregoing named reporting persons is Marquest de Sentmenat 97, Barcelona, Spain 08029.
(10)
Based on information known to the Company, Consilium, S.L. has sole voting power and sole dispositive power over 944,212 Class A Shares. The address of the foregoing named beneficial owner is Plaza Europa 34, Planta 18, L’Hospitalet de Llobregat, Barcelona, Spain 08902.
(11)
Based on information know to the Company, AM Gestió, S.L. has sole voting power over 893,344 Class A Shares. The address of the foregoing named beneficial owner is Rossello Street 224, 3. Barcelona, Spain 08008.
(12)
Based solely on information provided by Generac Power Systems, Inc,Generac Power Systems, Inc. has sole voting power over 1,904,802 Class A Shares. The address of the foregoing named beneficial owner is Waukesha – Corporate Headquarters S45W29290 Highway 59 Waukesha, WI 53189.
(13)
Based solely on information provided by Sociedad Española para la Transformación Tencológica has sole voting power over 1,887,981 Class A Shares. The address of the foregoing named beneficial owner is Calle Mármol, 27 28005, Madrid, Spain .
(14)
Includes Ms. López Trujillo 1,882 Class A Shares and 169 Class A Shares underlying stock options that are exercisable within 60 days of March 1, 2026.

Significant Changes in Ownership

To our knowledge, other than as provided in the table above, other filings with the SEC, public disclosure and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder during the past three years.

Registered Holders

To our knowledge, 8,177,667 Class A Shares were held by 10 record shareholders with registered addresses in the United States. To our knowledge, no Class B Shares were held by record shareholders with registered addresses in the United States.

Change in Control Arrangements

We are not aware of any arrangement that may at a subsequent date result in a change of control of our Company.

B.
Related Party Transactions

The following includes, among other information, a description of related party transactions, as defined under Item 7.B of Form 20‑F, since January 1, 2025.

Private Placement Equity Offerings

In connection with the February 2025 private placement of Class A Shares, Enric Asuncion Escorsa purchased 135,209 Class A
Shares, Orilla Asset Management, S.L. purchased 11,333,694 Class A Shares, AM Gestio, S.L. purchased 2,833,424 Class A Shares, Consilium, S.L. purchased 2,487,832 Class A Shares, Inversiones Financieras Perseo, S.L. purchased 5,666,847 Class A Shares, Mingkiri, S.L. purchased 2,833,424 Class A Shares and Infisol 3000, S.L. purchased 1,416,712 Class A Shares, in each case, at price of $0.37 per share.

In connection with the June 2025 private placement of Class A Shares, Orilla Asset Management, S.L. purchased 9,037,804
Class A Shares, AM Gestio, S.L. purchased 2,259,451 Class A Shares, Consilium, S.L. purchased 1,671,994 Class A Shares, Iberdrola, S.A. purchased 4,518,902 Class A Shares, Mingkiri, S.L. purchased 2,259,451 Class A Shares and Kariega Ventures S.L. purchased 2,711,342 Class A Shares, in each case, at price of $0.25 per share.

On June 17, 2025, we closed a private placement of Class A Shares, pursuant to which we sold 37,759,630 Class A Shares, for aggregate gross proceeds of $9.6 million (€ 8.3 million) to SETT at a price of $0.25 per share.

Iberdrola

Iberdrola S.A. (together with its affiliates, “Iberdrola”) is the indirect owner of 100% of the interests in Inversiones Financieras Perseo, S.L. (“Perseo”) a greater than 5% shareholder of Wallbox.

In June 2021, we entered into a lease with a subsidiary of Iberdrola for Company offices located in Barcelona. The lease agreement provides for a monthly payment to be annually updated. This lease agreement covers the period until August 2032. During the year ended December 31, 2025, the Company's cost was an aggregate of €763 thousand in rent and other expenses under the lease agreement. The cost in the year ended December 31, 2024 amounted to €624 thousand.

In July 2020, Iberdrola entered into Letter of Intent to purchase Supernova charging stations from Wallbox. The terms of this letter of intent, in which Iberdrola expressed its interest in purchasing 6,500 Supernova chargers and, in 2022, expressed an interest to increase the number of public use chargers it plans to purchase for a total of 10,000 chargers. As of December 31, 2025, 46 public chargers were already sold to Iberdrola under the letter of intent.

In the normal course of business, we enter into transactions and commercial arrangements with affiliates of Iberdrola, which, for the year ended December 31, 2025, involved sales of our chargers in an aggregate amount of €9.1 million which represents the same purchase price as is sold to unrelated third parties.

On September 27, 2021, we, as buyer, entered into a Power Purchase Agreement (“PPA”) with Iberdrola Clientes, S.A.U. (“Iberdrola Clientes”), a Spanish limited liability company and affiliate of Iberdrola, as seller, for the supply of renewable energy to meet the energy demands of our Zona Franca factory located in Poligono Industrial Zona Franca Calle D, 26‑08040 Barcelona, Spain (the “Zona Franca Factory”). Pursuant to the PPA, Iberdrola Clientes installed, commissioned and operates certain photovoltaic facilities (the “Facilities”). The Facilities are considered a “self‑consumption” facility and as such, Iberdrola Clientes is entitled to market any excess energy generated by the Facilities that remain after our Zona Franca Factory’s energy needs have been met. The PPA has an initial term of ten (10) years and is renewable for an additional period of fifteen (15) years. In the fiscal year ended December 31, 2025, we paid Iberdrola Clientes €64,902 under this agreement.

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

We have not declared or paid dividends in the years ended December 31, 2023, 2024 and 2025.

Significant Changes

Please refer to Note 26, “Events After the Reporting Period,” within our consolidated financial statements included elsewhere in this Annual Report for details regarding events subsequent to the reporting period.

Item 9. The Offer and Listing

A.
Offer and Listing Details

Our Class A Shares commenced trading on the NYSE on October 4, 2021 under the symbol “WBX.” Prior to this, no public market existed for our Class A Shares. Our Class B ordinary shares are not listed to trade on any securities market.

B.
Plan of Distribution

Not applicable.

C.
Markets

Our Class A Shares commenced trading on the NYSE on October 4, 2021 under the symbol “WBX.”

D.
Selling Shareholders

Not applicable.

E.
Dilution

Not applicable

F.
Expenses of the Issue

Not applicable.

Item 10. Additional Information

A.
Share Capital

Statutory equity deficit and Board’s obligations under Article 2:108a Dutch Civil Code (“DCC”)

In preparing the Company’s financial results for the fourth quarter of the financial year 2025, which were published on 4 March 2026, and in anticipation of finalising the Company’s (consolidated) annual accounts for the financial year 2025, the Board on [24] February 2026 determined that it is likely that the Company’s total equity has decreased to an amount equal to or less than one half of the paid and called-up part of its capital, as referred to in article 2:108a DCC. Although the Board was aware of the Company’s financial challenges through management reporting and discussions with stakeholders[, the preparation of the (consolidated) annual accounts] was the first point at which the Board had sufficient certainty and reliable information to conclude that equity had fallen below this statutory threshold.

In light of the foregoing, and in accordance with article 2:108a DCC, the Board intends to convene a general meeting of shareholders to be held within three months following [24] February 2026 for the purpose of (i) informing the shareholders of the Company’s current equity position and (ii) discussing possible measures or courses of action that may be required. The Board will in due course resolve to convene such general meeting.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Refer to Note 25, “Financial Risk Management,” of our audited consolidated financial statements included elsewhere in this Annual Report for more information.

Interest Rate Risk

We are exposed to interest rate risk from possible losses due to changes in the fair value or the future cash flows of a financial instrument because of fluctuations in market interest rates. A hypothetical 10% change in interest rates would mean an increase (decrease) in profit or loss for the years ended December 31, 2025, December 31, 2024 and 2023 by €1,965 thousand, €2,027 thousand and €1,951 thousand, respectively. See Note 25.b “Market Rate Risk — Interest rate risk” for additional information.

Foreign Currency Risk

We have foreign currency risks related to its revenue and operating expenses denominated in currencies other than the Euro, causing both its revenue and its operating results to be impacted by fluctuations in the exchange rates.

Gains or losses from the revaluation of certain cash balances, accounts receivable balances and intercompany balances that are denominated in these currencies impact our net loss. A hypothetical decrease in all foreign currencies against the Euro of 10% would not result in a material foreign currency loss on foreign‑denominated balances, for the years ended December 31, 2025, 2024 and 2023, except for the USD currency (please refer to Note 25.b, “Market Rate Risk--Currency risk”). As our global operations expand, our results may be more materially impacted by fluctuations in the exchange rates of the currencies in which it does business.

At this time, we do not enter into financial instruments to hedge its foreign currency exchange risk, but it may in the future.

Other Market Price Risk

We held €4,373, €25,303 thousand and €5,187 thousand of investments in funds as of December 31, 2025, December 31, 2024 and December 31, 2023, respectively, that have been measured at fair value through profit or loss (please refer to Note 12, “Financial Assets and Financial Liabilities”). We also hold investments in funds measured at fair value through other comprehensive income (please refer to Note 13, “Financial Assets and Financial Liabilities”) that amounted to €270 thousand, €275 thousand and €239 thousand as of December 31, 2025, December 31, 2024, and 2023, respectively, and therefore the exposure is evaluated as not significant. Additionally, we have derivative warrant liabilities (please refer to Note 12, “Financial Assets and Financial Liabilities”) that were subject to an adjustment of €1,910 thousand recognized as an income in the consolidated statement of profit or loss of 2025.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15e and 15d-15(e) under the Exchange Act) that are designed to ensure that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2025. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as a result of the material weaknesses in our internal control over financial reporting described below, the design and operation of our disclosure controls and procedures were not effective as of December 31, 2025.

Previously Disclosed Material Weaknesses

During 2025, we implemented certain changes in our internal control over financial reporting to address our material weakness identified in 2024 regarding “Lack of sufficient personnel in the finance team with an appropriate level of knowledge and experience in the application of International Financial Reporting Standards (IFRS) in relation to complex accounting transactions and in the application of other IFRS matters such as goodwill impairment testing”. Our management, along with the Audit Committee:

- Hired significant personnel to the finance and controlling department including a Group Controller Director (promoted in FY26 to VP of Finance) and a new Finance Manager with significant experience, enhancing the quality and rigor of financial analysis.

- Enhanced impairment assessment processes for intangible and fixed assets, with formal documentation and comprehensive reviews by the executive team and Board.

- Improved our impairment testing and budgeting process by implementing detailed regional assessments, aligning forecasts with strategic priorities, benchmarking against actual performance, giving more robust framework for impairment assessments.

As relevant improvements have been noted for a sufficient period of time, our management has concluded this material weakness identified in the prior year has been remediated as of December 31, 2025.

Material Weaknesses

As previously reported, for each of the years ending December 31, 2024, 2023, 2022 and 2021, our management identified material weaknesses in our internal control over financial reporting. As of December 31, 2025 the unremediated material weaknesses were as follows:

(a) IT general controls have not been sufficiently designed or were not operating effectively, including controls over the completeness and accuracy of reports used in controls.

(b) Accounting policies and practices are not designed appropriately to establish an effective structure of internal controls. Thus, policies and procedures specifically with respect to the review, supervision and monitoring of the accounting and reporting functions were not operating effectively and/or documented accordingly, showing limited accountability in remediation efforts.

Remediation plan

To address these material weaknesses, we have made and are continuing to make several changes to our processes and controls.

Our remediation activities include the following actions and plans:

(a) In October 2025, we implemented a new corporate structure within the IT department aimed at enhancing processes, strengthening the design, and improving the effectiveness of general IT controls.

We also continue working with external advisors to implement new procedures and general IT controls and controls over the completeness and accuracy of reports used in controls including:

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

(b) As part of our plan, in Q2 2026 we will hire a Head of Finance Systems & Transformation working with external advisors to implement new procedures and IT general controls.

We are working on defining a comprehensive remediation plan aimed at addressing and reducing the identified material weaknesses. This plan focuses on the preparation and implementation of formal accounting policies covering the company’s key accounting areas. The objective is to ensure that all significant accounting judgments and treatments are properly documented, consistently applied, and aligned with applicable accounting standards.

Management will oversee this plan and ensure that the resulting accounting policies are effectively communicated across the organization and integrated into our financial reporting processes.

We recognize that additional measures may be necessary to remediate the material weaknesses or to adjust the remediation plans outlined above. We will not be able to confirm the successful remediation of these weaknesses until the relevant controls have been thoroughly implemented, have operated effectively for a sufficient period, and have been validated through formal testing.

The process of designing effective internal control over financial reporting is a continuous effort that requires management to anticipate and react to changes in our business, economic, and regulatory environments and to expend significant resources to aim the objective.

Therefore, while we are committed to addressing these weaknesses as effectively and efficiently as possible, we cannot project a specific timeline for when the material weaknesses will be fully remediated, as all the actions on the remediation plans established have not been properly implemented and in place with the previously defined timelines. The material weaknesses will not be remediated until the necessary internal controls have been designed, implemented, tested and determined to operate effectively.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting (as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act). Our management, with the participation of the Chief Executive Officer and the Chief Financial Officer, conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2025 based on the criteria set forth in “Internal Control — Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that, as of December 31, 2025, our internal control over financial reporting was not effective due to the material weaknesses described above.

Attestation Report of Independent Registered Public Accounting Firm

This Annual Report does not include an attestation report of our registered public accounting firm due to an exemption by the JOBS act for “emerging growth companies” as defined under the rules and regulations of the SEC.

Changes in Internal Control over Financial Reporting

Except for the remediation efforts described above being taken to address the material weaknesses, during the year ended December 31, 2025 , there were no other changes in our internal control over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

The Board has determined that Juan González del Castillo Burgos and Beatriz González Ordóñez each satisfy the “independence” requirements set forth in Rule 10A‑3 under the Exchange Act. The Board has also determined that Juan González del Castillo Burgos is considered an “audit committee financial expert” as defined in Item 16A of Form 20‑F under the Exchange Act.

Item 16B. Code of Ethics

We adopted a Code of Ethics & Conduct that applies to all of its employees, officers and directors, including those officers responsible for financial reporting. Our Code of Ethics & Conduct is available on our website (www.Wallbox.com). We intend to disclose any amendment to the code, or any waivers of its requirements, on its website to the extent required under applicable law, rules, regulations or stock exchange requirements. The information contained on our website is not incorporated by reference in this Annual Report. We granted no waivers under our Code of Business Conduct and Ethics in 2025.

Item 16C. Principal Accountant Fees and Services

Ernst & Young, S.L. (“EY”) acted as the independent registered public accounting firm of Wallbox for the fiscal years ended December 31, 2025 and 2024. The table below sets out the total amount incurred, for services performed in the years ended December 31, 2025 and 2024, and breaks down these amounts by category of service:

	2025	2024
	(€ in thousands)
Audit fees	1,336	1,644
Other fees	—	—
Tax fees	—	—
Total	1,336	1,644

Audit fees

Audit fees for the years ended December 31, 2025 and 2024 include the audit of our annual financial statements and services that are provided by the independent registered public accounting firm in connection with statutory and regulatory filings or engagements for those fiscal years.

Other fees

No other fees for the years ended December 31, 2025 and 2024 have been incurred.

Tax fees

No tax fees for the years ended December 31, 2025 and 2024 have been incurred.

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

Item 18. Financial Statements

The audited consolidated financial statements as required under Item 18 are attached hereto starting on page F‑1 of this Annual Report and are incorporated herein by reference. The audit report of Ernst and Young, S.L., Raimundo Fernandez Villaverde 65, Madrid, PCAOB ID: 1461, independent registered public accounting firm, is included herein preceding the audited consolidated financial statements.

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

*
4.24	Project Watt - Standstill Agreement October 9, 2025					*
4.25	Project Watt - Standstill A_Amendment Request Letter October 31, 2025					*
4.26	Project Watt - Standstill Agreement November 7, 2025					*
4.27	Project Watt - Standstill Agreement December 18, 2025					*
4.29	Project Watt - Standstill Agreement January 14, 2026					*
4.30	Project Watt - Standstill Agreement March 1, 2026					*
5.1	Project Watt - Reestructuring Plan					*
5.2	Project Watt - Term Loan Framewrok Agreement					*
5.3	Project Watt - Revolving Facilities Framework Agreement					*
5.4	Project Watt - Intercreditor Agreement					*
5.16	Project Watt_Equity Commitment Letter_Execution Version					*
5.17	Project Watt_Carta de Lock-Up_Eduard Castañeda					*
5.18	Project Watt_Carta de Lock-Up_Enric Asuncion					*
8.1	List of Subsidiaries					*
11.1	Insider Trading Policy					*
12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002					*
12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002					*
13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes‑Oxley Act of 2002					**
13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes‑Oxley Act of 2002					**
15.1	Consent of Ernst and Young, S.L., independent registered public accounting firm					*
20.1	Non‑binding Letter of Intent, dated July 31, 2020, by Iberdola Clientes, S.A.U, to Wall Box Chargers S.L.(translated into English from its original text in Spanish)	F-1	333-260652	20.1	11/01/2021
97.1	Compensation Recovery Policy					*
101.1	Inline XBRL Document Set for the consolidated financial statements and accompanying notes in Part III, Item 18, Financial Statements of this Annual Report on Form 20-F					*

Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed/ Furnished
104	Inline XBRL for the cover page of this Annual Report on Form 20‑F, included in the Exhibit 101 Inline XBRL Document Set					*

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

Wallbox N.V.

Date:	April 9, 2026	By:	/s/ Enric Asunción Escorsa
Enric Asunción Escorsa
Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Wallbox, N.V.:

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Wallbox, N.V. and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of profit and loss and other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2025 and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with the International Financial Reporting Standards as issued by the International Standard Board.

The Company’s Ability to Continue as Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred recurring losses from operations and there remains an inherent material uncertainty in relation to the achievement of forecasted results and cash flows as well as the judicial approval of the restructuring plan. This indicates that substantial doubt exists about the Company’s ability to continue as a going concern.

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

Barcelona, Spain

April 9, 2026

WALLBOX N.V.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS AT DECEMBER 31, 2025 AND 2024

(In thousand Euros)	Notes	December 31, 2025	December 31, 2024
Assets
Non-Current Assets
Property, plant and equipment	8	56,775	67,848
Right-of-use assets	9	28,539	32,175
Intangible assets	10 a)	39,778	76,101
Goodwill	10 b) and 11	10,796	11,178
Non-current financial assets	12	1,567	1,350
Tax credit receivables	23	4,639	6,047
Total Non-Current Assets		142,094	194,699
Current Assets
Inventories	13	47,523	70,082
Trade and other financial receivables	12	28,435	29,671
Other receivables	23	3,621	5,866
Other current financial assets	12	5,133	26,110
Other current assets and deferred charges		2,071	2,007
Advance payments	13	6,194	4,595
Cash and cash equivalents	14	4,446	20,036
Total Current Assets		97,423	158,367
Total Assets		239,517	353,066
Equity and Liabilities
Equity
Share capital	15	66,260	55,243
Share premium	15	7,443	531,113
Capital reduction reserves		542,972	—
Accumulated deficit	15	(674,858)	(569,175)
Other equity components	15	29,825	34,835
Foreign currency translation reserve	15	(3,335)	12,784
Total Equity attributable to owners of the Company		(31,693)	64,800
Non-controlling interest		232	(2,222)
Total Equity		(31,461)	62,578
Liabilities
Non-Current Liabilities
Loans and borrowings	12	54,764	66,659
Lease liabilities	9 and 12	28,817	31,742
Provisions	16	2,608	3,064
Government grants	17	5,646	7,216
Deferred tax liabilities	23	2,675	3,412
Long term deferred income	18	4,319	2,644
Total Non-Current Liabilities		98,829	114,737
Current Liabilities
Loans and borrowings	12	109,902	131,810
Derivative warrants liabilities	12	70	2,168
Lease liabilities	9 and 12	4,287	4,664
Trade and other financial payables	12	46,299	29,052
Other payables	23	6,930	3,071
Provisions	16	1,964	2,349
Government grants	17	453	585
Contract liabilities	18	2,244	2,052
Total Current Liabilities		172,149	175,751
Total Liabilities		270,978	290,488
Total Equity and Liabilities		239,517	353,066

The accompanying notes form an integral part of these consolidated financial statements.

WALLBOX N.V.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(In thousand Euros except per share data)	Notes	December 31, 2025	December 31, 2024	December 31, 2023
Revenue	18	145,120	163,943	143,769
Changes in inventories and raw materials and consumables used	19	(89,582)	(107,920)	(95,503)
Employee benefits	20	(51,561)	(71,488)	(81,236)
Other operating expenses	19	(42,701)	(54,089)	(59,788)
Amortization and depreciation	8, 9 and 10	(34,189)	(37,873)	(28,443)
Impairment of assets	11	(26,755)	(26,415)	—
Net other income	19	374	25	14,260
Operating Loss		(99,294)	(133,817)	(106,941)
Financial income	21	533	1,945	1,472
Financial expenses	21	(17,920)	(23,680)	(15,247)
Change in fair value of derivative warrant liabilities	12	1,910	1,081	6,476
Foreign exchange gains/(losses)	21	11,663	(4,044)	1,466
Financial Results		(3,814)	(24,698)	(5,833)
Loss before Tax		(103,108)	(158,515)	(112,774)
Income tax credit	23	(87)	6,723	703
Loss for the Year		(103,195)	(151,792)	(112,071)
Attributable to:
Equity holders of the Company		(101,763)	(148,980)	(112,068)
Non-controlling interest		(1,432)	(2,812)	(3)
Earnings per share
Basic and diluted losses per share (euros per share)	22	(0.67)	(13.13)	(11.94)
Loss for the Year		(103,195)	(151,792)	(112,071)
Other comprehensive (loss)/income
Other comprehensive (loss)/income that may be reclassified to profit or loss in subsequent periods
Currency translation differences in foreign operations, net of tax		(16,119)	6,916	(4,729)
Changes in the fair value of debt instruments at fair value through other comprehensive income, net of tax		(5)	36	—
Net other comprehensive (loss)/income that may be reclassified to profit or loss in subsequent periods		(16,124)	6,952	(4,729)
Other comprehensive income/(loss) for the year		(16,124)	6,952	(4,729)
Total comprehensive loss for the year		(119,319)	(144,840)	(116,800)

The accompanying notes form an integral part of these consolidated financial statements.

WALLBOX N.V.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

		Attributable to owners of the Company
							Foreign
				Capital		Other	currency		Non-
		Share	Share	reduction	Accumulated	equity	translation		controlling	Total
(In thousand Euros)	Notes	capital	premium	reserves	deficit	components	reserve	Total	interest	Equity

Balance at January 1, 2023		45,769	378,240	—	(306,696)	41,240	10,597	169,150	—	169,150

Total comprehensive (loss)/income for the year
Loss for the year		—	—	—	(112,068)	—	—	(112,068)	(3)	(112,071)
Other Comprehensive (loss)/income for the year		—	—		—		(4,729)	(4,729)	—	(4,729)
Total comprehensive income for the year		—	—	—	(112,068)	—	(4,729)	(116,797)	(3)	(116,800)
Transactions with owners of the Company
Contribution of equity (Private placement)	15	3,503	70,739	—	—	—	—	74,242	—	74,242
Contribution of equity (Coil acquisition)		33	2,284	—	—	(2,317)	—	—	—	—
Contribution of equity (ATM)	15	316	5,790	—	—	—	—	6,106	—	6,106
Contribution of equity (Execution of options and warrants)	15	731	24,562	—	—	(23,446)	—	1,847	—	1,847
Share based payments	20	—	—	—	—	16,672	—	16,672	—	16,672
Non-controlling interest on acquisition of subsidiary	15	—	—	—	—	—	—	—	25	25
Other movements		—	—	—	(1,431)	—	—	(1,431)	—	(1,431)
Total contributions and distributions		4,583	103,375	—	(1,431)	(9,091)	—	97,436	25	97,461
Total transactions with owners of the Company		4,583	103,375	—	(113,499)	(9,091)	(4,729)	(19,361)	22	(19,339)
Balance at December 31, 2023		50,352	481,615	—	(420,195)	32,149	5,868	149,789	22	149,811
Total comprehensive (loss)/income for the year
Loss for the year		—	—	—	(148,980)	—	—	(148,980)	(2,812)	(151,792)
Other Comprehensive (loss)/income for the year		—	—	—	—	36	6,916	6,952		6,952
Total comprehensive income for the year		—	—	—	(148,980)	36	6,916	(142,028)	(2,812)	(144,840)
Transactions with owners of the Company
Contribution of equity (Private placement)	15	4,360	37,045	—	—	—	—	41,405	—	41,405
Contribution of equity (Ares acquisition)		45	410	—	—	(473)	—	(18)	—	(18)
Contribution of equity (ATM)	15	9	34	—	—	—	—	43	—	43
Contribution of equity (Execution of options and warrants)	15	472	12,458	—	—	(12,135)	—	795	—	795
Share based payments	20	—	—	—	—	3,826	—	3,826	—	3,826
Others		5	(449)	—	—	—	—	(444)	—	(444)
Other movements (Notes 6 and 17)		—	—	—	—	11,432	—	11,432	568	12,000
Total contributions and distributions		4,891	49,498	—	—	2,650	—	57,039	568	57,607
Total transactions with owners of the Company		4,891	49,498	—	(148,980)	2,686	6,916	(84,989)	(2,244)	(87,233)
Balance at December 31, 2024		55,243	531,113	—	(569,175)	34,835	12,784	64,800	(2,222)	62,578
Total comprehensive (loss)/income for the year
Loss for the year		—	—	—	(101,763)	—	—	(101,763)	(1,432)	(103,195)
Other Comprehensive (loss)/income for the year		—	—	—	—	(5)	(16,119)	(16,124)	—	(16,124)
Total comprehensive income for the year		—	—	—	(101,763)	(5)	(16,119)	(117,887)	(1,432)	(119,319)
Transactions with owners of the Company
Contribution of equity (Private placement)	15	10,431	12,223	—	—	—	—	22,654	—	22,654
Contribution of equity (ATM)	15	89	314	—	—	—	—	403	—	403
Contribution of equity (Execution of options and warrants)	15	497	6,765	—	—	(7,101)	—	161	—	161
Share based payments	20	—	—	—	—	2,096	—	2,096	—	2,096
Others (Note 15)		—	(542,972)	542,972	—	—	—	—	—	—
Other movements (Note 15)		—	—	—	(3,920)	—	—	(3,920)	3,886	(34)
Total contributions and distributions		11,017	(523,670)	542,972	(3,920)	(5,005)	—	21,394	3,886	25,280

Total transactions with owners of the Company		11,017	(523,670)	542,972	(105,683)	(5,010)	(16,119)	(96,493)	2,454	(94,039)
Balance at December 31, 2025		66,260	7,443	542,972	(674,858)	29,825	(3,335)	(31,693)	232	(31,461)

The accompanying notes form an integral part of these consolidated financial statements.

WALLBOX N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(In thousand Euros)	Notes	December 31, 2025	December 31, 2024	December 31, 2023
Cash flows from Operating Activities

Loss for the Year		(103,195)	(151,792)	(112,071)
Adjustments for:
Amortization and depreciation	8, 9 and 10	34,189	37,873	28,443
Impairment of assets	11	26,755	26,415	—
Expected credit loss for trade and other receivables	12 and 19	931	2,088	1,893
Impairments of inventories	19	(171)	6,318	999
Change in provisions	16	(870)	156	2,426
Government grants	17	(1,965)	(1,198)	(1,706)
Financial income	21	(533)	(1,945)	(1,472)
Financial expenses	21	17,920	23,680	15,247
Change in fair value of derivative warrant liabilities	12	(1,910)	(1,081)	(6,476)
Exchange differences	21	(11,663)	4,044	(1,466)
Income tax credit	23	87	(6,723)	(703)
Share based payments expense	20	2,096	3,826	16,672
Results from disposals of property, plant and equipment	19	61	1,384	—
Negative Goodwill	19	—	—	(11,166)
Proceeds from government grants		1,454	6,374	6,329
Changes in
- inventories		22,994	11,677	23,553
- trade and other financial receivables		2,808	10,580	2,703
- other assets		(3,167)	(19,125)	1,227
- trade and other financial payables		22,307	(6,127)	(30,417)
- contract liabilities		1,871	2,044	1,885

Net cash from / (used) in operating activities		9,999	(51,532)	(64,100)
Cash flows from Investing Activities

Acquisition of intangible assets	10	(9,405)	(27,247)	(32,178)
Acquisition of property, plant and equipment	8	(632)	(8,244)	(12,236)
Proceeds from sale of property, plant and equipment	8	182	—	—
Proceeds from sale of financial assets at fair value through profit or loss	12	21,509	—	248
Acquisition of subsidiaries, net of cash acquired	6	(31)	(3,970)	(9,979)

Net cash from / (used) in investing activities		11,623	(39,461)	(54,145)

The accompanying notes form an integral part of thes e consolidated financial statements.

WALLBOX N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(In thousand Euros)	Notes	December 31, 2025	December 31, 2024	December 31, 2023
Cash flows from Financing Activities

Proceeds from issuing equity instruments (ATM)	15	403	43	6,106
Proceeds from issuing equity instruments (Private placement)	15	22,654	41,405	74,242
Proceeds from issuing equity instruments (Warrants conversions and others)	12 and 15	161	333	1,847
Proceeds from loans	12	630,015	759,526	419,471
Repayments of loans	12	(665,658)	(770,956)	(337,977)
Payment of principal portion of lease liabilities	9	(4,811)	(5,846)	(2,809)
Payment of interest on lease liabilities	9	(1,739)	(1,911)	(1,341)
Interest and bank fees paid	21	(13,217)	(19,639)	(18,908)

Net cash from financing activities		(32,192)	2,955	140,631

Net increase/(decrease) in cash and cash equivalents		(10,570)	(88,038)	22,386
Cash and cash equivalents at beginning of year		20,036	101,158	83,308
Exchange gains/(losses)		(5,020)	6,916	(4,536)

Cash and cash equivalents at 31 December		4,446	20,036	101,158

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

These consolidated financial statements comprise the Company and its subsidiaries (together referred to as the “Group”). The Group is primarily involved in the development, manufacturing, and sales of innovative solutions for charging electric vehicles. Further information about the Group’s business activities, reportable segments, and the related party relationships of the Group is included in Note 18 on Revenue, Note 7 on Segment reporting, and Note 24 on Group Information, respectively.

Wallbox is the Parent of the Group. The Group’s principal subsidiaries as of December 31, 2025, 2024 and 2023 are set out in Note 27. Unless otherwise stated, their share capital consists solely of ordinary shares which are held directly by the Group, and the proportion of ownership interests held equals the voting rights held by the Group.

Wallbox is listed on the New York Stock Exchange with the ticker WBX.

2. BASIS OF ACCOUNTING

These consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

These consolidated financial statements are approved and authorized for issuance on behalf of the Company’s board of directors on April 9, 2026.

Refer to Note 5 for details of the Group’s significant accounting policies.

Disclosures in respect of the years ended December 31, 2025 and 2024 are presented as have been previously reported.

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

Wallbox has historically incurred net losses and significant cash outflows from operating activities, reflecting its investment in the development of electric vehicle charging solutions and the establishment of commercial operations globally. For the fiscal year ended December 31, 2025, the Group recorded a consolidated net loss of Euros 103,195 thousand and net cash generated in operations of Euros 9,999 thousand. As of December 31, 2025, the Group had an accumulated deficit and capital reduction reserves for a negative net amount of Euros 131,886 thousand and negative total equity of Euros (31,461) thousand. The Group held Euros 9,579 thousand in cash, cash equivalents, and financial investments as of year-end.

The Group has financed its operations through a combination of bank loans and equity issuances. As of December 31, 2025, total borrowings amounted to Euros 164,666 thousand (compared to Euros 198,469 as of December 31, 2024). Some of these borrowings are subject to financial covenants.

Due to the refinancing process currently being undertaken by the Group, as further detailed below, and following the standstill agreement with the main lending banks, compliance with financial covenants has been suspended until the execution of the final financial agreement, except for a loan with a drawn amount as at December 31, 2025 of Euro 11,250 thousand, which is classified as current loans and borrowings and is currently under negotiation with the lending bank.

WALLBOX N.V.

Notes to the consolidated financial statements

Financing

On November 11, 2024, the Group entered into a framework agreement with several financial institutions providing an 18-month grace period on debt repayments. Additionally, as part of the agreement, the financial institutions committed to maintaining the short-term financing agreements (credit lines) in force at least until June 30, 2026 with a limit of Euro 84.2 million.

On April 8, 2025, all remaining financial institutions adhered to the framework agreement, formalizing the grace period and waiving original financial covenant requirements for 2025, but setting a new requirement of minimum cash of Euro 35 million, amongst other conditions. This requirement was then waived in June 2025 for the remaining duration of the agreement.

Additionally, the Group started a debt restructuring process with the aim to renew the capital structure. In this regard, on October 9, 2025, the Group, together with certain of its subsidiaries, reached a standstill agreement (the “SS Agreement”) with the majority of its banking pool, to provide a stable framework to facilitate a long-term solution to the capital structure of the Company and its subsidiaries (the "Long Term Capital Structure"). By virtue of the Agreement, the majority lenders, among other things: (i) give formal effect to certain waivers and consents previously provided to Wallbox, (ii) agree to temporarily suspend payments of principal and interest until December 9, 2025, or until the Long Term Capital Structure is effectively implemented, whichever occurs first and (iii) expressly anticipate the possibility of certain breaches (including payment defaults) occurring during its term and accept mechanisms to manage such events as part of the Long Term Capital Structure discussions. On December 23, 2025, the Company extended the term of the SS Agreement, with substantially all terms remaining in full force and effect, through January 31, 2026. The Participating Lenders then agreed to further extend the term of the Agreement through March 31, 2026, with all other terms remaining in full force and effect to facilitate the completion of the negotiations and the filing of the restructuring plan.

In the framework of the above process, on December 1, 2025, the Group reached a non-binding indicative commercial agreement (the “Commercial Agreement”) with the majority lenders and its major shareholders, which contemplates an extension of debt maturities and a proposed liquidity injection of €22.5 million through a combination of debt and equity, to provide a renewed capital structure for the Group.

As part of this process, in December 2025 the Company and certain of its subsidiaries submitted a formal communication to initiate negotiations with its lenders and other creditors before the Spanish courts under the applicable legal framework to facilitate the execution of the restructuring plan. On March 4, 2026, the court authorized an extension of the negotiation period for up to additional three months

On April 8, 2026, the Commercial Agreement was signed together with the restructuring plan and binding offers from shareholders for the additional equity raise of €10.6 million. The Spanish restructuring plan will be filed in the coming days for judicial approval in accordance with applicable Spanish law.

The Commercial Agreement effectively restructures existing loans and borrowings and includes a long-term debt facility structured in two tranches: 1) a €57.6 million syndicated term loan featuring a back-loaded amortization schedule, beginning with limited quarterly payments in the third quarter of 2026 that scale gradually through 2030; and 2) a €69.1 million bullet instrument maturing in December 2030 with “payment in kind” interest to preserve immediate cash position. The Agreement also includes a €42.8 million syndicated working capital line maturing in December 2028 and including two successive automatic 12-month extensions to support operational scaling and new debt of €12.5 million for trade commitments. No covenants have been established. The restructuring plan also provides for the rescheduling of approximately €12.1 million ("New Money") of trade payables, which will be settled through quarterly installments, with full settlement expected by 30 June 2030.

All restructured financial debt pursuant to the restructuring plan and the New Money will share a single, common security package (the “New Security”) with such arrangements to be reflected in an intercreditor agreement that forms part of the restructuring plan. The New Security will consist of first demand guarantees from the key Group companies, pledges over 100 per cent of the shares in the Group’s main operating subsidiaries, security over core intellectual property, material commercial contracts and, in the case of Wallbox USA, stock, and pledges over key bank accounts and intercompany loans. In practice, this means that substantially all the Group’s material operating entities, shareholdings, cash balances, intellectual property and intragroup receivables within the scope of the restructuring plan will be pledged on a pari passu basis in favor of all secured financial creditors following implementation of the restructuring plan.

In addition, following the Effective Date and once Chargers has been transformed into a Spanish public limited liability company, Chargers will issue warrants or equivalent instruments convertible into Chargers’ shares (the “Chargers Warrants”) in favor of the Financial Creditors as an enforcement mechanism that may be exercised in the event of an acceleration under the Term Loan Framework Agreement, the Revolving Facilities Framework Agreement and the agreements comprising the New Money.

WALLBOX N.V.

Notes to the consolidated financial statements

On April 8, 2026, the Company entered into a bridge loan agreement with ORILLA ASSET MANAGEMENT, S.L., INVERSIONES FINANCIERAS PERSEO, S.L., AM GESTIÓ, S.L., CONSILIUM, S.L. and ANANGU GRUP, S.L., for an aggregate principal amount of EUR 5,650,000. The due date will be the date of the aforementioned capital increase or, at the latest, October 8, 2026.

Likewise, on the same date, WALL BOX CHARGERS, S.L.U. entered into a bridge loan agreement with the Company’s major lenders for an aggregate principal amount of €5.35 million. The due date will be when the restructuring plan formally comes into effect (once the judicial approval has been obtained).

Liquidity Forecast

Management has prepared detailed business and liquidity plans, including financial forecasts extending through at least the second quarter of 2027, which demonstrate the Company’s ability to meet its operational and financial obligations as they fall due, assuming that the restructuring plan described above is judicially approved.

These plans incorporate a number of key assumptions regarding revenue growth (sales volumes), gross margin performance driven by product mix and cost efficiencies, operating expense management, working capital optimization driven by inventory reduction, as well as, renewing the debt structure as per the debt restructuring plan described above.

While management believes the assumptions underlying the forecasts are reasonable and that the Company has a credible plan to execute its strategy, there remains an inherent material uncertainty in relation to the achievement of forecasted operating cashflows, as well as in relation to the judicial approval of the Spanish restructuring plan. A significant deviation from the business plan, or the inability to execute the restructuring plan, could cast significant doubt on the Company’s ability to continue as a going concern. Notwithstanding these uncertainties, based on current forecasts and available resources, management has concluded that the going concern basis of accounting remains appropriate for the preparation of these consolidated financial statements.

The financial statements do not contain any adjustment that would result if the Group were unable to continue as a going concern.

Basis of measurement

These consolidated financial statements have been prepared primarily on a historical cost basis. The only exceptions to the application of the cost basis during their preparation have been the subsequent measurement of:

•
financial assets related to investment (see Note 12), which are measured at fair value through other comprehensive income (FVTOCI);
•
financial investments related to investment funds with financial institutions (see Note 12), which are measured at fair value through profit or loss (FVTPL); and
•
the derivative warrant liabilities (see Note 12) and the contingent consideration related to the business acquisitions, which are measured at fair value through profit or loss (FVTPL).

Basis of consolidation

These consolidated financial statements comprise the financial statements of the Company and its subsidiaries as of December 31, 2025. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and can affect those returns through its power over the investee. Specifically, the Group controls an investee if, and only if, the Group has the following:

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

In accordance with Dutch law, the foreign currency translation reserve as shown on the face of the consolidated statement of financial position is not freely distributable. Furthermore, a free distribution is restricted for the amount of capitalized internal development costs as carried on the consolidated statement of financial position. As at December 31, 2025 the amount of capitalized development costs as carried on the consolidated statement of financial position amounts to Euros 31,393 thousand (2024: Euros 66,308 thousand) as further detailed in Note 10.

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

During the year ended December 31, 2025 we have recognized impairment losses on non-current assets in the Wallbox Europe CGU. Impairment losses on goodwill and non-current assets were recognized during the year ended December 31, 2024, in the Nordics, ABL, and Wallbox Europe CGUs. For further details, refer to Note 11 to the consolidated financial statements.

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

WALLBOX N.V.

Notes to the consolidated financial statements

The Company’s management determined the estimated fair value of its awards based on the estimated market price of the Parent’s stock on the date of grant, in practice the share price of Wallbox NV at grant date, and by applying methodologies generally accepted for this kind of valuation (see Note 20).

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

The assumptions underlying the valuations represent the Company’s best estimates, which involve inherent uncertainties and the application of management judgment. (See Note 20).

•
Income taxes

Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized or whether there are taxable temporary differences that can support any DTAs. In order to determine the amount of the deferred tax assets to be recognized, the directors consider the amounts and dates on which future taxable profits will be obtained and the reversal period for taxable temporary differences. The Company has not recognized deferred tax assets as of December 31, 2025 or December 31, 2024. The key area of judgment is therefore an assessment of whether it is probable that there will be suitable taxable profits against which any deferred tax assets can be utilized. The Company operates in a number of international tax jurisdictions. Further details of the Company’s accounting policy in relation to deferred tax assets are discussed in Note 5.

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

The Company is subject to income taxes in numerous jurisdictions and there are transactions for which the ultimate tax determination cannot be assessed with certainty in the ordinary course of business. An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely to be made on examination. For tax positions not meeting this “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. (See Note 23).

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

Generac is one of our shareholders who participated in certain capital increases during 2023 and 2024. In 2024, Wallbox issued warrants to Generac as part of the agreement in the shareholders funding.

According to management’s assessment, the Public and Private Warrants, BBVA Warrants and Generac Warrants fall within the scope of IAS 32 and have been classified as derivative financial liabilities as they fail the fixed for fixed criterion, amongst others because of their exercise price in a foreign currency (USD) and because of certain redemption clauses in place. Additionally, the Private Warrants can be exercised on a cashless basis in return for a variable number of shares as further detailed in Note 12. In accordance with IFRS 9 guidance,

WALLBOX N.V.

Notes to the consolidated financial statements

derivatives that are classified as financial liabilities shall be measured at fair value with subsequent changes in fair value to be recognized in profit or loss (refer to Note 12).

Although these estimates made by the Company’s directors were based on the best information available on December 31, 2025, it is possible that events which might take place in the future would result in adjustments being necessary in future years.

4. NEWLY EFFECTIVE AND NEWLY ISSUED BUT NOT YET EFFECTIVE IFRS AND IFRIC.

The standards and interpretations effective during the 2025 and those issued but not yet in force are detailed below:

a) Standards and interpretations effective as of January 1, 2025

• Lack of convertibility (Amendment to IAS 21)

• Disclosures about Uncertainties in the Financial Statements (Illustrative Examples published in December 2025)

The Group has not had any significant impacts on the consolidated financial statements of 2025.

b) New standards, amendments and interpretations effective and the European Union

• Classification and measure of financial instruments (Amendments to IFRS 9 and IFRS 7) [effective as of January 1, 2026]

• IFRS 18 Disclosures of the financial statements [effective as of January 1, 2027]

• Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates: Translation to a Hyperinflationary Presentation Currency[1]

• Contracts Referencing Nature-dependent Electricity – Amendments to IFRS 9 and IFRS 7

• Annual Improvements to IFRS Accounting Standards - Volume 11

• IFRS 19 Subsidiaries without Public Accountability: Disclosures, effective 1 January 20273

IFRS 18 Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, which replaces IAS 1 Presentation of Financial Statements. IFRS 18 introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals. Furthermore, entities are required to classify all income and expenses within the statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations, whereof the first three are new. The standard requires disclosure of newly defined management-defined performance measures, subtotals of income and expenses, and it also includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements (PFS) and the notes.In addition, narrow-scope amendments have been made to IAS 7 Statement of Cash Flows, which include changing the starting point for determining cash flows from operations under the indirect method, from ‘profit or loss’ to ‘operating profit or loss’ and removing the optionality around classification of cash flows from dividends and interest. In addition, there are consequential amendments to several other standards. IFRS 18, and the amendments to the other standards, are effective for reporting periods beginning on or after 1 January 2027, but earlier application is permitted and must be disclosed. IFRS 18 will apply retrospectively. The Group is currently working to identify all impacts the amendments will have on the primary financial statements and note s to the financial statements.

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

WALLBOX N.V.

Notes to the consolidated financial statements

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

WALLBOX N.V.

Notes to the consolidated financial statements

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

WALLBOX N.V.

Notes to the consolidated financial statements

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

WALLBOX N.V.

Notes to the consolidated financial statements

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

WALLBOX N.V.

Notes to the consolidated financial statements

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

WALLBOX N.V.

Notes to the consolidated financial statements

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

WALLBOX N.V.

Notes to the consolidated financial statements

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

If warrants meet the definition of a derivative, they are accounted for as derivative financial instruments and are recorded as financial liabilities at fair value through profit or loss, as commented in Note 12. Such derivative financial instruments were initially recognized at fair value and subsequently remeasured at fair value through profit or loss.

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

WALLBOX N.V.

Notes to the consolidated financial statements

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

ii. Non-financial assets

WALLBOX N.V.

Notes to the consolidated financial statements

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

Further information about the assumptions made in measuring fair values is included in the following notes:

Note 20 – Employee benefits (share-based payment arrangements);

Note 12 – Financial assets and financial liabilities; and

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

6. BUSINESS COMBINATIONS

During 2025 and 2024, no new business combinations have occurred.

The business combinations of ABL Gmbh, AR Electronics Solutions, S.L. and Coil Inc. were disclosed in the 2023 consolidated financial statements.

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

WALLBOX N.V.

Notes to the consolidated financial statements

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

	Year ended December 31, 2025
(In Thousand Euros)	EMEA	NORAM	APAC	Total segments	Consolidated adjustments and eliminations	Consolidated
Revenue from sales of goods	104,481	28,180	339	133,000	(11,138)	121,862
Revenue from sales of services	7,967	15,291	195	23,453	(195)	23,258
Changes in inventories and raw materials and consumables used	(71,445)	(28,545)	(269)	(100,259)	10,677	(89,582)
Employee benefits	(43,819)	(7,583)	(159)	(51,561)	—	(51,561)
Other operating expenses	(33,927)	(9,877)	(186)	(43,990)	1,289	(42,701)
Amortization and depreciation	(31,787)	(2,401)	(1)	(34,189)	—	(34,189)
Impairment of assets	(26,755)	-	-	(26,755)	—	(26,755)
Other income	462	(117)	29	374	-	374
Operating Profit / (Loss)	(94,823)	(5,052)	(52)	(99,927)	633	(99,294)
Total Assets	385,692	40,725	1,579	427,996	(188,479)	239,517
Total Liabilities	305,363	40,870	1,380	347,613	(76,635)	270,978

WALLBOX N.V.

Notes to the consolidated financial statements

	Year ended December 31, 2024
(In Thousand Euros)	EMEA	NORAM	APAC	Total segments	Consolidated adjustments and eliminations	Consolidated
Revenue from sales of goods	128,059	25,423	1,361	154,843	(8,621)	146,222
Revenue from sales of services	6,312	11,994	404	18,710	(989)	17,721
Changes in inventories and raw materials and consumables used	(89,941)	(26,569)	(945)	(117,455)	9,535	(107,920)
Employee benefits	(58,314)	(12,902)	(272)	(71,488)	—	(71,488)
Other operating expenses	(45,016)	(9,625)	(363)	(55,004)	915	(54,089)
Amortization and depreciation	(35,282)	(2,589)	(2)	(37,873)	—	(37,873)
Impairment of assets	(26,415)	-	-	(26,415)	—	(26,415)
Other income	372	(347)	-	25	—	25
Operating Profit / (Loss)	(120,225)	(14,615)	183	(134,657)	840	(133,817)
Total Assets	503,360	49,472	1,408	554,240	(201,174)	353,066
Total Liabilities	348,507	43,385	1,022	392,914	(102,426)	290,488

	Year ended December 31, 2023
(In thousand Euros)	EMEA	NORAM	APAC	Total segments	Consolidated adjustments and eliminations	Consolidated
Revenue from sales of goods	115,071	17,042	1,020	133,133	(3,717)	129,416
Revenue from sales of services	6,787	8,728	693	16,208	(1,855)	14,353
Changes in inventories and raw materials and consumables used	(81,453)	(17,197)	(615)	(99,265)	3,762	(95,503)
Employee benefits	(61,103)	(19,393)	(740)	(81,236)	—	(81,236)
Other operating expenses	(50,717)	(10,318)	(543)	(61,578)	1,790	(59,788)
Amortization and depreciation	(25,478)	(2,755)	(210)	(28,443)	—	(28,443)
Other income/(expense)	14,176	119	(1)	14,294	(34)	14,260
Operating Loss	(82,717)	(23,774)	(396)	(106,887)	(54)	(106,941)
Total Assets	599,950	157,919	375	758,244	(274,703)	483,541
Total Liabilities	301,341	38,024	183	339,548	(5,818)	333,730

Eliminations and unallocated items

There have been no significant transactions between segments for the years ended December 31, 2025, 2024 and 2023, except for inter-segment revenues which are eliminated in the column ‘Consolidated adjustments and eliminations’. The elimination of revenue and changes in inventories and raw materials and consumables used mainly relates to eliminating the intercompany sales of EMEA to NORAM and APAC. The impact of this elimination on consolidated operating loss relates to the elimination of profit on stock of inventories held by the NORAM segment.

Certain financial assets and liabilities are not allocated to these segments, as they are managed on a Group basis. These are reflected in the ‘Consolidated adjustments and eliminations’ column. All finance income and expenses are considered to be part of the Corporate segment and hence not further allocated to the operating segments EMEA, NORAM and APAC.

External revenue by location

The countries where the Group has sold more than 10% of the annual revenue are as follows:

WALLBOX N.V.

Notes to the consolidated financial statements

	Year ended December 31,
(In thousand Euros)	2025		2024		2023
	Revenue	%	Revenue	%	Revenue	%
Country
Germany	36,177	25%	39,989	24%	9,111	6%
United States	36,038	25%	31,493	19%	22,268	15%
Spain	26,053	18%	24,460	15%	29,590	21%
Italy	2,361	2%	5,562	3%	14,686	10%
Other countries	44,491	31%	62,439	38%	68,114	47%
Total	145,120	100%	163,943	100%	143,769	100%

8. PROPERTY, PLANT AND EQUIPMENT

(In thousand Euros)	Buildings and Leasehold improvements	Fixtures and fittings	Plant and equipment	Assets under construction	Total
Balance at January 1, 2024	19,064	3,274	53,747	98	76,183

Additions	293	327	2,494	—	3,114
Disposals	(61)	(24)	(944)	—	(1,029)
Impairment of assets	—	(376)	—	—	(376)
Transfers	98	1,267	(1,267)	(98)	—
Depreciation for the year	(2,321)	(1,107)	(7,720)	—	(11,148)
Translation differences	5	43	1,056	—	1,104
Balance at December 31, 2024	17,078	3,404	47,366	—	67,848
Additions	—	2	1,438	—	1,440
Disposals	—	—	(243)	—	(243)
Impairment of assets	—	—	—	—	—
Depreciation for the year	(2,206)	(848)	(7,979)	—	(11,033)
Translation differences	(7)	(9)	(1,221)	—	(1,237)
Balance at December 31, 2025	14,865	2,549	39,361	—	56,775
Cost
At December 31, 2023	23,202	4,919	62,997	98	91,216
At December 31, 2024	23,537	6,532	64,336	—	94,405
At December 31, 2025	23,530	6,525	64,310	—	94,365
Accumulated depreciation
At December 31, 2023	(4,137)	(1,646)	(9,250)	—	(15,033)
At December 31, 2024	(6,458)	(2,753)	(16,970)	—	(26,181)
At December 31, 2025	(8,664)	(3,601)	(24,949)	—	(37,214)
Impairment of assets
At December 31, 2023	—	—	—	—	—
At December 31, 2024	—	(376)	—	—	(376)
At December 31, 2025	—	(376)	—	—	(376)

Additions to property, plant and equipment for 2025 totaled Euros 1,440 thousand mainly due to the acquisition of machinery and tools for manufacturing plants. Additions of property, plant and equipment for 2024 totaled Euros 3,114 thousand mainly due to the acquisition of machinery and tools for manufacturing plants.

At December 31, 2025, additions to property, plant and equipment for which payment was still pending totaled Euros 441 thousand (Euros 719 thousand at December 31, 2024).

The Group has items in use that were fully depreciated as of December 31, 2025 for an amount of Euros 3,609 thousand (Euros 385 thousand as of December 31, 2024).

WALLBOX N.V.

Notes to the consolidated financial statements

The Group recognized impairment losses on non-current assets amounting to Euros 376 thousand during the year ended December 31, 2024. For further details, please refer to Note 11.

Other information

The Group has obtained insurance policies that cover the carrying amount of its property, plant and equipment.

The commitments amount to Euros 95 thousand at December 31, 2025 (Euros 335 thousand at December 31, 2024). These commitments mainly correspond to the acquisition of tools and machinery.

There are no other significant contractual obligations to purchase, construct or develop property, plant and equipment assets.

As a consequence of certain loans the Group had a pledge on certain assets classified as property, plant and equipment at December 31, 2025 for an amount of Euros 24,789 thousand (Euros 24,789 thousand at December 31, 2024) (Note 12). There are no additional restrictions on the sale of its property, plant and equipment and no additional pledge exists on these assets at December 31, 2025 and 2024, except for the leasehold improvement which cannot be realized and which totals Euros 23,530 thousand at December 31, 2025 (Euros 23,537 thousand at December 31, 2024).

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

a)
Set out below are the carrying amounts of right-of-use assets recognized and the movements during the periods:

(In thousand Euros)	Buildings	Vehicles	Other assets	Total
Balance at January 1, 2024	29,495	1,551	4,377	35,423
Additions	—	1,084	2,226	3,310
Depreciation for the year	(3,084)	(1,016)	(2,050)	(6,150)
Translation differences	(408)	—	—	(408)
Balance at December 31, 2024	26,003	1,619	4,553	32,175
Additions	1,106	—	1,372	2,478
Depreciation for the year	(2,785)	(632)	(1,832)	(5,249)
Others	(201)	—	11	(190)
Translation differences	(642)	(1)	(32)	(675)
Balance at December 31, 2025	23,481	986	4,072	28,539

The 2025 additions mainly correspond to lease rate updates, as well as new machinery contracts for production plants and IT equipment. The 2024 additions corresponded to the capitalization of the car rental contracts of ABL. Additionally, 'Other Assets' pertains to contracts for information applications in WBX Spain.

WALLBOX N.V.

Notes to the consolidated financial statements

b)
Set out below are the carrying amounts of lease liabilities and the movements during the periods:

(In thousand Euros)	Buildings	Vehicles	Other assets	Total
Balance at January 1, 2024	33,463	1,514	4,000	38,977
Additions to liabilities	—	1,084	2,226	3,310
Interest on lease liabilities	1,633	95	183	1,911
Lease payments	(4,149)	(1,639)	(1,969)	(7,757)
Translation differences	(35)	—	—	(35)
Balance at December 31, 2024	30,912	1,054	4,440	36,406
Additions to liabilities	1,106	—	1,372	2,478
Interest on lease liabilities	1,535	46	158	1,739
Lease payments	(4,006)	(683)	(1,861)	(6,550)
Others	(201)	—	11	(190)
Translation differences	(745)	—	(34)	(779)
Balance at December 31, 2025	28,601	417	4,086	33,104

An analysis of the contractual maturity of lease liabilities, including future interest payable, is as follows:

(In thousand Euros)	December 31, 2025	December 31, 2024	December 31, 2023
6 months or less	2,941	3,284	3,491
6 months to 1 year	2,811	2,905	3,339
From 1 to 2 years	10,467	10,000	5,760
From 2 to 5 years	22,686	16,888	13,925
More than 5 years	3,377	13,808	25,020
Total	42,282	46,885	51,535

Amounts recognized in profit or loss derived from lease liabilities and expenses on short-term and low value leases (IFRS 16 exemption applied) are as follows:

(In thousand Euros)	2025	2024	2023
Interest on lease liabilities (see note 21)	1,739	1,911	1,341
Expenses relating to short-term and low value leases (see note 19)	786	1,785	2,314

Of the leasing contracts, those related to vehicle rental do not have extension options, whereas leasing contracts for plants and office buildings may include extension options that have been considered from the inception of the lease.

WALLBOX N.V.

Notes to the consolidated financial statements

10. INTANGIBLE ASSETS AND GOODWILL

a) Intangible assets

Details of and movement in items comprising intangible assets are as follows:

(In thousand Euros)	Software	Trademarks, industrial property and customer relationships	Development costs	Other	Total
Balance at January 1, 2024	8,251	19,390	66,408	—	94,049
Additions	2,689	—	23,797	—	26,486
Disposals	(2)	—	(353)	—	(355)
Impairment of assets	(2,761)	(14,259)	(6,670)	—	(23,690)
Transfers	1,479	(72)	(1,407)	—	—
Amortization for the year	(2,807)	(2,301)	(15,467)	—	(20,575)
Translation differences	79	107	—	—	186
Balance at December 31, 2024	6,928	2,865	66,308	—	76,101
Additions	334	—	8,435	—	8,769
Impairment of assets	—	—	(26,755)	—	(26,755)
Amortization for the year	(799)	(513)	(16,595)	—	(17,907)
Translation differences	(236)	(194)	—	—	(430)
Balance at December 31, 2025	6,227	2,158	31,393	—	39,778
Cost
At December 31, 2023	12,189	20,733	95,296	—	128,218
At December 31, 2024	16,434	20,768	117,333	—	154,535
At December 31, 2025	16,532	20,574	125,768	—	162,874
Accumulated amortization
At December 31, 2023	(3,938)	(1,343)	(28,888)	—	(34,169)
At December 31, 2024	(6,745)	(3,644)	(44,355)	—	(54,744)
At December 31, 2025	(7,544)	(4,157)	(60,950)	—	(72,651)
Impairment of assets
At December 31, 2023	—	—	—	—	—
At December 31, 2024	(2,761)	(14,259)	(6,670)	—	(23,690)
At December 31, 2025	(2,761)	(14,259)	(33,425)	—	(50,445)

During 2025, the Group made investments in several development projects, consisting of payroll expenses and other costs totaling Euros 8,435 thousand (Euros 23,797 thousand in 2024), for which the associated development expenditures met the requirements for capitalization.

Trademarks, industrial property and customer relationships includes trademarks for an amount of Euros 381 thousand (Euros 489 thousand in 2024), customer relationships totaling Euros 1,777 thousand (Euros 2,376 thousand in 2024).

The total additions of internally developed intangibles (Development Costs and Software) were Euros 7,402 thousand (Euros 19,696 thousand in 2024) corresponds to the capitalization carried out by the Group in relation to the product development process, especially for the DC products under the names of Quasar and Supernova, AC products under the names of Pulsar, and Wallbox App software.

The average remaining amortization term for these assets is between 3 and 5 years.

Additions of computer software totaled Euros 334 thousand (Euros 2,689 thousand in 2024) due primarily to the implementation of new software applications. The patents and customer relationships category also include the registration of brands, logos, and design patents for different chargers, although there were no additions in 2025 nor 2024.

The Group recognized impairment losses on non-current assets amounting to Euros 26,755 thousand corresponding to Development costs (Euros 23,690 thousand during the year ended December 31, 2024). These losses corresponded to Euros 2,761 thousand in software,

WALLBOX N.V.

Notes to the consolidated financial statements

Euros 14,259 thousand in trademarks, industrial property and customer relationships and Euros 6,670 thousand in development costs). For further details, please refer to Note 11.

The Group has items in use that were fully depreciated as of December 31, 2025 for an amount of Euros 7,058 thousand, as compared to Euros 2,555 thousand as of December 31, 2024.

At December 31, 2025, additions of intangible assets for which payment was still pending totaled Euros 555 thousand (Euros 1,191 thousand at December 31, 2024). The Group has no restrictions on the realizability of its intangible assets and no pledge exists on these assets as of December 31, 2025 and 2024.

At December 31, 2025, there are commitments for the acquisition of intangible assets for Euros 551 thousand (Euros 1,644 thousand at December 31, 2024).

b) Goodwill

The Goodwill breakdown by CGU as of December 31, 2025 and December 31, 2024 is as follows:

(In thousand Euros)	ARES	Coil	Electromaps/ Software	Total
2025	4,424	2,915	3,457	10,796
2024	4,424	3,297	3,457	11,178

The change in the carrying amount of goodwill corresponds to the exchange differences from the Coil business combination (Note 11).

11. IMPAIRMENT TESTING OF GOODWILL AND NON-CURRENT ASSETS

For impairment testing purposes, goodwill acquired through business combinations is allocated to the following CGUs: Electromaps/Software, AR Electronic Solutions, S.L.U. and Coil, Inc.

In addition to the impairment tests mentioned above, and as a result of the accumulated operating losses as well as the Group’s failure to meet its sales growth expectations due to the current situation in the electric vehicle market, it has been determined that indicators of impairment exist. Accordingly, the Group has carried out the corresponding impairment tests.

The Group performed its annual impairment testing as of December 31, 2025 and 2024.

Electromaps/Software

Electromaps/Software is the cash-generating unit focused on the development and sale of software for the Group’s electric chargers. The recoverable amount of the Electromaps/Software CGU has been determined based on a value in use calculation, which utilizes cash flow projections covering a five-year period, based on the 2026 financial budget approved by the board.

The projected cash flows have been built to reflect increased demand for the software and services associated with EV sales. The pre-tax discount rate applied to the cash flow projections is 19.86% (2024: 18.36%) and cash flows beyond the five-year period are extrapolated using a 2% (2024: 2%) growth rate. As a result of this analysis, no impairment has been recognized. The recoverable amount is largely depending on the future growth of the company and the terminal value calculated.

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

A raise in the unit’s pre-tax discount rate to 21.86% (i.e., +2%) would not result in an impairment, given the existing significant headroom.

•
Growth rates used to extrapolate cash flows beyond the forecast period:

A reduction of this rate to 1% would not result in impairment, given the existing headroom.

Ares

Ares is the cash-generating unit focused on providing to Wallbox innovative printed circuit boards (PCBs). The recoverable amount of the Ares CGU has been determined based on a value in use calculation, which utilizes cash flow projections covering a five-year period, based on a risk-adjusted 2026 financial budget approved by the directors. In a time where continued supply chain uncertainty persists, bringing this critical component in-house is a key differentiator.

The projected cash flows have been built to reflect the increasing demand for EV chargers and associated services around the world. The pre-tax discount rate applied to cash flow projections is 19.21% (2024: 18.90%), and cash flows beyond the five-year period are extrapolated using a 2% growth rate (2024: 2%). As a result of this analysis, no impairment has been recognized.

Key assumptions utilized in the value in use calculation are as follows:

•
Revenue and EBITDA:

In the ARES business, we have considered an increase in revenue aligned with the increase in revenue for the overall Wallbox Group and consider this CGU strategic for the PCBs acquisition for the whole Group production. Also, in terms of EBITDA we have considered increases of EBITDA achieved through the improvements in the gross margin due to the mix of revenue between intercompany transactions and third party transactions and aligned with the level of activity forecasted.

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

A raise in the unit’s pre-tax discount rate to 21.21% (i.e., +2%) would result in an impairment of approximately Euros 2 million.

•
Growth rates used to extrapolate cash flows beyond the forecast period:

WALLBOX N.V.

Notes to the consolidated financial statements

A reduction of this rate to 1% would result in an impairment of approximately Euros 0.5 million.

Coil

Coil is the cash-generating unit focused on providing electrical installation services for EV charging, battery storage and electrical infrastructure in North America. The recoverable amount of the Coil CGU has been determined based on a value in use calculation, which utilizes cash flow projections covering a five-year period, based on the 2026 financial budget approved by the directors.

The projected cash flows have been built to reflect the increasing demand for EV chargers and associated services in the USA. The pre-tax discount rate applied to cash flow projections is 19.09% (2024:18.00%), and cash flows beyond the five-year period are extrapolated using a 2.15% growth rate. As a result of this analysis, no impairment has been recognized.

Key assumptions utilized in the value in use calculation are as follows:

•
Revenue and EBITDA:

In the Coil business, we have considered an increase in revenue aligned with the CAGR of the sector (from 2026-2030). Also, in terms of EBITDA we have considered that growth exceeded revenue growth during the period, mainly as a result of operating expense optimization and efficiency improvements.

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

A rise in the unit’s pre-tax discount rate to 21.09% (an increase of 2%) would result in an impairment of approximately Euros 1.5 million.

•
Growth rates used to extrapolate cash flows beyond the forecast period:

A reduction of this rate to 1% would not result in impairment, given the existing headroom.

ABL

ABL is the cash-generating unit focused on the EV charging solutions in Germany. The recoverable amount of the ABL CGU has been determined based on a value in use calculation, which utilizes cash flow projections covering a seven-year period (aligned with the useful life remaining of the main assets in this CGU), based on a risk-adjusted 2026 financial budget approved by the board.

The projected cash flows have been built to reflect the increasing demand for EV chargers and associated services in this region. The pre-tax discount rate applied to cash flow projections is 20.5% (2024: 18.66%). As a result of this analysis, in the current period the Company has not booked any impairment. In 2024, the Company booked an impairment of intangible assets for an amount of Euros 14,613 thousand (Note 10), an impairment of tangible assets for an amount of Euros 376 thousand (Note 8) and an impairment of inventories for an amount of Euros 1,043 thousand (Note 13).

Key assumptions utilized in the value in use calculation for this cash generating unit, are as follows:

WALLBOX N.V.

Notes to the consolidated financial statements

•Revenue, Gross margin and EBITDA:

In this CGU, we have considered an increase in revenue aligned with increase in revenue for the overall Wallbox Group or in line with the CAGR of the sector (from 2026-2032). In terms of Gross margins, the test is based on average values expected for the whole Group. The gross margin expected for this CGU is around 42% (2024: 50%). Also, in terms of EBITDA we have considered increases of EBITDA levels achieved through the reduction cost plan started in 2024 impacting the operational expenses and the employee benefits.

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

Wallbox Europe CGU

Wallbox Europe CGU is the cash-generating unit focused on the EV charging solutions in Europe, mainly located in the factory in Zona Franca D26 (Barcelona). The recoverable amount of the Wallbox Europe CGU has been determined based on a value in use calculation, which utilizes cash flow projections covering a nine-year period (aligned with the useful life remaining of the main assets in this CGU), based on a risk-adjusted 2026 financial budget approved by the board.

The projected cash flows have been built to reflect the increasing demand for EV chargers and associated services in this region. The pre-tax discount rate applied to cash flow projections is 18.40% (2024: 18.12%). As a result of this analysis, the Company has booked an impairment of intangible assets for an amount of Euros 26,755 thousand (2024: Euros 9,077 thousand) (Note 10).

Key assumptions utilized in the value in use calculation for this cash generating unit, are as follows:

•Revenue, Gross margin and EBITDA:

In this CGU, we have considered an increase in revenue aligned with increase in revenue for the overall Wallbox Group or in line with the CAGR of the sector (from 2026-2034). In terms of gross margin, the test is based on the expected Gross margin in the budget approved by the board for 2026. The gross margin expected for this CGU is around 45% (2024: 45%). Also, in terms of EBITDA we have considered increases of EBITDA levels achieved through the improvements in the gross margin due to the mix of products and a reduction cost plan started in 2023 impacting in the operational expenses and the employee benefits.

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

WALLBOX N.V.

Notes to the consolidated financial statements

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

Wallbox North America CGU

Wallbox North America CGU is the cash-generating unit focused on the EV charging solutions in North America, mainly located in the factory in Arlington (Texas). The recoverable amount of the Wallbox North America CGU has been determined based on a value in use calculation, which utilizes cash flow projections covering a 16-year period (aligned with the useful life remaining of the main assets in this CGU), based on the 2026 financial budget approved by the board.

The projected cash flows have been built to reflect the increasing demand for EV chargers and associated services in this region. The pre-tax discount rate applied to cash flow projections is 18.3% (2024: 17.6%), and cash flows beyond the 17-year period are extrapolated using a 2.15% growth rate. As a result of this analysis, no impairment has been recognized.

Key assumptions utilized in the value in use calculation for this cash generating unit, are as follows:

•Revenue, Gross margin and EBITDA:

In this CGU, we have considered an increase in revenue aligned with increase in revenue for the overall Wallbox Group or in line with the CAGR of the sector (from 2026-2041). In terms of gross margin, the test is based on the expected gross margin in the budget approved by the board for 2026. The gross margin expected for this CGU is approximately 40.5%. Also, in terms of EBITDA we have considered increases of EBITDA levels achieved through the improvements in the gross margin due to the mix of products and a reduction cost plan started in 2023 impacting in the operational expenses and the employee benefits.

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

WALLBOX N.V.

Notes to the consolidated financial statements

12. FINANCIAL ASSETS AND FINANCIAL LIABILITIES

The following table shows the carrying amounts and fair values of financial assets, including their levels in the fair value hierarchy.

Financial assets

A breakdown of financial assets at December 31, 2025 and 2024 is as follows:

A. Current and non-current financial assets

	December 31, 2025		December 31, 2024
(In thousand Euros)	Non-current	Current	Non-current	Current
Customer sales and services	—	28,416	—	29,243
Other receivables	—	19	—	428
Loans to employees	180	—	180	—

Trade and other financial receivables	180	28,435	180	29,671

Guarantee deposit	1,387	—	1,170	—
Non-current financial assets	1,387	—	1,170	—

Guarantee deposit	—	164	—	209
Financial investments	—	4,969	—	25,901

Other current financial assets	—	5,133	—	26,110

Total	1,567	33,568	1,350	55,781

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

The amount repayable under the factoring agreement is presented as secured borrowing. As at December 31, 2025 there is an amount under the factoring agreements for Euro 21,859 thousand. The Group considers that the held to collect business model remains appropriate for these receivables and hence continues to measure them at amortized cost.

At December 31, 2025, other current financial assets include financial investments, such as investment funds in financial institutions, totaling Euros 4,969 thousand (Euros 25,901 thousand at December 31, 2024).

These financial investments are deposits managed by financial institutions in investment funds to obtain profitability. The Group has considered their classification as current assets because it expects to liquidate these investments in the following 12 months.

B. Expected credit loss assessment for corporate customers at December 31, 2025 and 2024.

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

WALLBOX N.V.

Notes to the consolidated financial statements

The total expense recognized in profit or loss 2025 was Euros 931 thousand and Euros 2,088 thousand during 2024. This amount includes Euros 331 thousand corresponding mainly due to the impact of final uncollectible balances (2024: Euros 987 thousand). The allowance for doubtful debts provision as of December 31, 2025 estimated based on the expected credit loss, was Euros 1,514 thousand, as compared to Euros 1,360 thousand as of December 31, 2024, for amounts outstanding less than 180 days as at reporting date. Additionally, the Company has recognized as of December 31, 2025, a bad debt provision for amounts outstanding 180 days or longer for Euros 4,819 thousand, as compared to Euros 6,113 thousand as at December 31, 2024, which has been calculated taking into account specific accounts receivable considered doubtful. In addition, during 2025, the Company has recognized a write off for an amount of Euros 1,740 thousand.

The expected loss rates are based on the Group’s historical credit losses.

C. Financial assets by class and category

	December 31, 2025
(In thousand Euros)	Financial assets measured at amortized cost	Financial assets measured at FTVPL	Financial assets measured at FVTOCI	Total
Customer sales and services	28,416	—	—	28,416
Other receivables	19	—	—	19
Loans to employees	180	—	—	180
Trade and other financial receivables	28,615	—	—	28,615
Guarantee deposit	1,387	—	—	1,387
Non-current financial assets	1,387	—	—	1,387
Guarantee deposit	164	—	—	164
Financial investments	326	4,373	270	4,969
Other current financial assets	490	4,373	270	5,133
Total	30,492	4,373	270	35,135

	December 31, 2024
(In thousand Euros)	Financial assets measured at amortized cost	Financial assets measured at FTVPL	Financial assets measured at FVTOCI	Total
Customer sales and services	29,243	—	—	29,243
Other receivables	428	—	—	428
Loans to employees	180	—	—	180
Trade and other financial receivables	29,851	—	—	29,851
Guarantee deposit	1,170	—	—	1,170
Non-current financial assets	1,170	—	—	1,170
Guarantee deposit	209	—	—	209
Financial investments	323	25,303	275	25,901
Other current financial assets	532	25,303	275	26,110
Total	31,553	25,303	275	57,131

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

WALLBOX N.V.

Notes to the consolidated financial statements

Financial liabilities

Loans and borrowings

	December 31, 2025		December 31, 2024
(In thousand Euros)	Non- current	Current	Non- current	Current
Loans	54,764	51,136	66,659	43,179
Working capital lines of credit and others	—	58,766	—	88,631
Loans and borrowings	54,764	109,902	66,659	131,810
Derivative warrant liabilities	—	70	—	2,168
Lease liabilities (see note 9)	28,817	4,287	31,742	4,664

Total	83,581	114,259	98,401	138,642

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

Bank loans

At December 31, 2025, the Group had credit lines and other financing products of Euros 72,550 thousand (Euros 125,619 thousand at December 31, 2024), of which a total of Euros 58,758 thousand has been drawn down (Euros 88,614 thousand at December 31, 2024). In addition to the aforementioned financing products, the company engages in non-recourse factoring with a limit of Euro 8,500 thousand at December 31, 2025 (2024: Euros 12,000 thousand), of which Euro 2,679 thousand have been disposed (Euros 561 thousand at December 31, 2024).

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

On April 8, 2025, all remaining financial institutions adhered to the framework agreement, formalizing the grace period on debt repayments and the waiver of financial covenant requirements for 2025. This agreement remains in force as of December 31, 2025, and includes, among other conditions, a requirement to maintain a minimum cash balance of Euro 35 million at the end of each month, which has been waived since.

Additionally, the Group started a debt restructuring process with the aim to renew the capital structure. In this regard, on 9 October, 2025, the Company, together with certain of its subsidiaries, reached a standstill agreement (the “SS Agreement”) with the majority of its banking pool, to provide a stable framework to facilitate a long-term solution to the capital structure of the Company and its subsidiaries (the "Long Term Capital Structure"). By virtue of the Agreement, the majority lenders, among other things: (i) give formal effect to certain waivers and consents previously provided to Wallbox, (ii) agree to temporarily suspend payments of principal and interest until December 9, 2025, or until the Long Term Capital Structure is effectively implemented, whichever occurs first and (iii) expressly anticipate the possibility of certain breaches (including payment defaults) occurring during its term and accept mechanisms to manage such events as part of the Long Term Capital Structure discussions. On 7 November 2025, the rest of main lenders acceded to the SS Agreement. On December 23, 2025, the Company extended the term of the SS Agreement, with substantially all terms remaining in full force and effect, through January 31, 2026. The Participating Lenders then agreed to further extend the term of the Agreement through March 31, 2026, with all other terms remaining in full force and effect to facilitate the completion of the negotiations and the filing of the restructuring plan.

Interest expense on bank loans was Euros 16,097 thousand at December 31, 2025 (Euros 19,957 thousand at December 31, 2024) (See Note 21). At December 31, 2025, accrued interest payable was Euros 3,697 thousand (Euros 564 thousand at December 31, 2024).

The group has loans which require compliance with certain financial covenants. On December 31, 2025, the Group achieved these financial covenants or has obtained the corresponding waiver issued by the bank, except for a loan with a drawn amount as at December 31, 2025 of Euro 11,250 thousand, which is classified as current loans and borrowings and is currently under negotiation with the lending bank.

WALLBOX N.V.

Notes to the consolidated financial statements

The Group had a loan with a nominal value of Euros 11,250 thousand that includes a pledge on the inventories at December 31, 2025 for the same amount (Note 13). In addition, the Group had loans with a total nominal value of Euros 33 million that include a pledge on the property, plant and equipment at December 31, 2025 for a gross amount of Euros 24,789 thousand (Note 8).

Details of the maturities, by year, of the principal and interest of the loans and borrowings as of December 31, 2025 and December 31, 2024, are as follows:

(In thousand Euros)	December 31, 2025	December 31, 2024
2025	—	139,103
2026	109,902	33,962
2027	32,893	21,546
2028	18,772	13,814
2029	3,595	3,356
2030	549	-
More than five years	2,401	2,554

Total	168,112	214,335

Details of loans and borrowings at December 31, 2025 and 2024 are as follows:

(In thousand Euros)		December 31, 2025
Company	Currency	Less than 1 year	1 to 3 years	Over 3 years	Total
Bank loans
Fixed rate loan	EUR	5,185	6,887		12,072
Floating rate loan	EUR	76,568	12,114		88,682
Covenant Loan	EUR	27,808	32,180		59,988

Total		109,561	51,181	-	160,742

Borrowings
Fixed rate loan	EUR	341	640	2,943	3,924

Total		341	640	2,943	3,924

Total		109,902	51,821	2,943	164,666

(In thousand Euros)		December 31, 2024
Company	Currency	Less than 1 year	1 to 3 years	Over 3 years	Total
Bank loans
Fixed rate loan	EUR	5,703	7,099	-	12,802
Floating rate loan	EUR	114,804	3,203	2,735	120,742
Covenant Loan	EUR	11,078	49,850	-	60,928

Total		131,585	60,152	2,735	194,472

Borrowings
Fixed rate loan	EUR	225	742	3,030	3,997

Total		225	742	3,030	3,997

Total		131,810	60,894	5,765	198,469

WALLBOX N.V.

Notes to the consolidated financial statements

As of December 31, 2025, the Group had loans at fixed interest rates referenced to Euribor plus a differential between 0% and 5.60% and at variable interest rates that range between 3.81% and 9.00%, respectively, compared to fixed rates referenced to Euribor plus a differential between 2% and 8% and variable rates between 0% and 5.67%, respectively, during fiscal year ended December 31, 2024.

Borrowings

At December 31, 2025, loans from Government entities were outstanding for Euros 3,924 thousand (Euros 3,997 thousand at December 31, 2024).

B. Derivative warrant liabilities

As part of the Business combination occurred in October 2021 with Kensington, 5,750,000 Public Warrants and 8,933,333 Private Warrants issued by Kensington were assumed by Wallbox.

Public Warrants entitle the holder to convert each warrant into one Class A ordinary share of Wallbox, Euros 2.40 par value (Euros 0.12 par value before the reverse stock split disclosed in Note 15), at an exercise price of USD 230.00 (Euros 11.50 before the reverse stock split disclosed in Note 15).

Private Warrants, on a cash-less basis, entitle their holder to convert the warrants into a number of Wallbox Class A ordinary shares, Euros 2.40 par value (Euros 0.12 par value before the reverse stock split disclosed in Note 15), equal to the product of the number of warrants to convert multiplied by the quotient obtained by dividing the excess of ‘Sponsor’s Fair Market Value’ over the exercise price of USD 230.00 (Euros 11.50 before the reverse stock split disclosed in Note 15) by the Sponsor’s Fair Market Value’.

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

In addition, during 2023, Wallbox issued new warrants as part of the facility agreement with Banco Bilbao Vizcaya Argentaria S.A. (“BBVA”) entered into in February 2023. On February 9, 2023 the Company signed an agreement with BBVA granting BBVA an aggregate of 1,007,894 warrants exercisable for 1,007,894 Class A Shares for exercise price of 5.32 USD per share (the “BBVA Warrants”). The BBVA Warrants are exercisable until February 9, 2033 unless earlier redeemed by the Company pursuant to the warrant agreement. After the reverse stock split disclosed in Note 15, the warrants are exercisable for 50,394 Class A Shares for exercise price of 106.40 USD per share.

On July 30, 2024, Wallbox and Generac entered into warrant agreements (the “Warrant Agreements”), pursuant to which we issued to Generac (together with its assignees, the “Warrant holder”), and the Warrant holder subscribed for and acquired, (a) an aggregate of 11,135,873 warrants exercisable until May 8, 2029 (type 1) and (b) an aggregate of 1,967,098 warrants exercisable until July 30,2028 (type 2), in each case for an equal number of our Class A Shares, at an exercise price of up to 3.05 USD per Class A Share (which exercise price may be lowered at the sole discretion of the Company prior to the Expiration Date (as defined in the Warrant Agreements). The Warrant Agreements also provide for a redemption right in our favor when the reported trading price of our Class A Shares is at least 6.00 USD per share on each of twenty (20) trading days within the thirty (30) trading-day period ending on the third business day prior to the date when the notice of redemption is given. After the reverse stock split disclosed in Note 15, the number of warrants was adjusted to (a) 556,793 warrants and (b) 98,354 warrants, and the exercise price was adjusted to 61.00 USD.

As there are no elements in the warrant agreements that give Wallbox the option to prevent the warrant owners from converting their warrants within 12 months, Wallbox has classified the derivative warrant liabilities as a current liability.

WALLBOX N.V.

Notes to the consolidated financial statements

Movement in the derivative warrant liabilities for the year ended December 31, 2025 and 2024 is summarized as follows:

	Public Warrant		Private Warrant		BBVA Warrant		Generac Warrant		Total
	Number of warrants	Thousand Euros	Number of warrants	Thousand Euros	Number of warrants	Thousand Euros	Number of warrants	Thousand Euros	Number of warrants	Thousand Euros
At December 31, 2023	5,259,506	713	8,883,333	1,202	1,007,894	1,204	—	—	15,150,733	3,119
Warrants issuance	—	—	—	—	—	—	13,102,971	9,517	13,102,971	9,517
Public warrants exercises in January 2024	(387)	—	—	—	—	—	—	—	(387)	—
Change in fair value of derivative warrant liabilities	—	(300)	—	(507)	—	(1,120)	—	(8,671)	—	(10,598)
Exchange differences	—	(271)	—	(456)	—	120	—	737	—	130
At December 31, 2024	5,259,119	142	8,883,333	239	1,007,894	204	13,102,971	1,583	28,253,317	2,168
Warrants issuance	—	—	—	—	—	—	—	—	—	—
Reverse stock split	(4,996,163)	—	(8,439,166)	—	(957,500)	—	(12,447,824)	—	(26,840,653)	—
Change in fair value of derivative warrant liabilities	—	(130)	—	(219)	—	(166)	—	(1,395)	—	(1,910)
Exchange differences	—	(12)	—	(20)	—	(19)	—	(137)	—	(188)
At December 31, 2025	262,956	-	444,167	-	50,394	19	655,147	51	1,412,664	70

Fair value measurements

The financial liability for the derivative warrants is accounted for at fair value through profit or loss. The Private Warrants have been measured at fair value using a Monte Carlo simulation (Level 3). The Public Warrants are listed and have been measured at fair value using the quoted price (Level 1).

As a consequence of the delisting of Public Warrants from NYSE, the Group has considered that fair value of Public Warrants and Private Warrants to be nil (2024: USD 0.028).

As of December 31, 2025, the fair value of the BBVA Warrants was USD 0.45 (2024: USD 0.21) based on a Black-Scholes valuation methodology for options and warrants. The fair value of Generac Warrants was USD 0.10 for type 1 warrants and USD 0.04 for type 2 warrants, both based on a Black-Scholes valuation methodology for options and warrants (2024: USD 0.13 for type 1 warrants and USD 0.1 for type 2 warrants).

WALLBOX N.V.

Notes to the consolidated financial statements

Reconciliation of movements of liabilities to cash flows arising from financing activities

(In thousand Euros)	Loans and borrowings	Derivative warrant liabilities	Lease liabilities	Total

Balance at January 1, 2025	198,469	2,168	36,406	237,043

Proceeds from loans	630,015	—	—	630,015
Principal paid on lease liabilities	—	—	(4,811)	(4,811)
Interest paid on lease liabilities	—	—	(1,739)	(1,739)
Repayments of loans	(665,669)	—	—	(665,669)
Interest and bank fees paid	(13,206)	—	—	(13,206)
Total changes from financing cash flows	(48,860)	—	(6,550)	(55,410)
The effect of changes in foreign exchange rates	(605)	(188)	(779)	(1,572)

Change in fair value of derivative warrant liabilities	—	(1,910)	—	(1,910)
New leases	—	—	2,478	2,478
Governmental loan receivable	(72)	—	—	(72)
Interest and bank fees expenses	15,734	—	1,739	17,473
Other	-	—	(190)	(190)
Total liability-related other changes	15,662	(1,910)	4,027	17,779

Balance at December 31, 2025	164,666	70	33,104	197,840

(In thousand Euros)	Loans and borrowings	Derivative warrant liabilities	Lease liabilities	Total

Balance at January 1, 2024	207,357	3,119	38,977	249,453

Proceeds from loans	759,526	—	—	759,526
Principal paid on lease liabilities	—	—	(5,846)	(5,846)
Interest paid on lease liabilities	—	—	(1,911)	(1,911)
Repayments of loans	(770,956)	—	—	(770,956)
Interest and bank fees paid	(19,639)	—	—	(19,639)
Total changes from financing cash flows	(31,069)	—	(7,757)	(38,826)
The effect of changes in foreign exchange rates	735	130	(35)	830
Change in fair value of derivative warrant liabilities	—	(1,081)	—	(1,081)
New leases	—	—	3,310	3,310
Governmental loan receivable	1,447	—	—	1,447
Interest and bank fees expenses	19,999		1,911	21,910
Other				—
Total liability-related other changes	21,446	(1,081)	5,221	25,586
Balance at December 31, 2024	198,469	2,168	36,406	237,043

WALLBOX N.V.

Notes to the consolidated financial statements

(In thousand Euros)	Loans and borrowings	Derivative warrant liabilities	Lease liabilities	Total
Balance at January 1, 2023	133,627	5,834	27,301	166,762
Proceeds from loans	419,471	—	—	419,471
Principal paid on lease liabilities	—	—	(2,809)	(2,809)
Interest paid on lease liabilities	—	—	(1,341)	(1,341)
Repayments of loans	(337,977)	—	—	(337,977)
Interest and bank fees paid	(18,908)	—	—	(18,908)
Total changes from financing cash flows	62,586	—	(4,150)	58,436
The effect of changes in foreign exchange rates	(149)	(132)	(160)	(441)
Change in fair value of derivative warrant liabilities	—	(6,476)	—	(6,476)
New leases	—	—	1,386	1,386
Business combinations	—	—	13,014	13,014
Transfers	(3,893)	3,893	—	—
Interest and bank fees expenses	13,906	—	1,341	15,247
Other	1,280	—	245	1,525
Total liability-related other changes	11,293	(2,583)	15,986	24,696

Balance at December 31, 2023	207,357	3,119	38,977	249,453

Trade and other payables

Details of trade and other payables at December 31, 2025 and 2024 are as follows:

(In thousand Euros)	December 31, 2025	December 31, 2024
Suppliers	42,203	23,517
Personnel (salaries payable)	3,981	5,390
Customer advances	115	145
Total	46,299	29,052

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

(In thousand Euros)	December 31, 2025	December 31, 2024
Carrying amount of liabilities
Presented within trade and other payables	-	886
Presented within loans and borrowings (*)	29,923	31,681

Liabilities that are part of the arrangements	Not applicable	136 days after the invoice date

Comparable trade payables that are not part of the arrangements	60 days after the invoice date	60 days after the invoice date

(*) The supplier has already received the payment for this amount.

WALLBOX N.V.

Notes to the consolidated financial statements

There were no significant non-cash changes in the carrying amount of the trade payables.

13. INVENTORIES

Details of inventories at December 31, 2025 and 2024 are as follows:

(In thousand Euros)	December 31, 2025	December 31, 2024
Raw materials and Semi-finished goos	40,427	55,736
Finished goods	7,096	14,346
Total	47,523	70,082

The Group has insurance policies in place to cover all inventories, with specific global insurances coverage for each of the Group’s warehouses.

There were no commitments for the acquisition of inventories at the end of 2025 and 2024. Advance payments for the acquisition of inventories at December 31, 2025 were Euros 6,194 thousand (Euros 4,595 thousand at December 31, 2024).

Based on current information, the group has an inventory provision of Euros 8,082 thousand at December 31, 2025 to cover the impact of slow-moving and obsolete inventories (Euros 8,160 thousand at December 31, 2024). (See Note 19).

Additionally, as a consequence of the impairment test of ABL CGU performed in 2024, the Group has an additional impairment of inventories for an amount of Euros 950 thousand (2024: Euros 1,043 thousand) (Note 11).

As a consequence of certain loans the Group had a pledge on the inventories at December 31, 2025 for an amount of Euros 11,250 thousand (Euros 15,000 thousand at December 2024) (Note 12).

14. CASH AND CASH EQUIVALENTS

Detail of cash and equivalents at December 31, 2025 and 2024 are as follows:

(In thousand Euros)	December 31, 2025	December 31, 2024
Cash	97	3
Banks and other credit institutions	2,738	13,336
Banks and other credit institutions, foreign currency	1,328	6,412
Other cash equivalents	283	285
Total	4,446	20,036

We maintain cash and cash equivalents with major Financial institutions. The Other cash equivalents corresponds to bank deposits which due date is lower than three months. Our cash and cash equivalents of bank deposits held with banks that, at the time, exceed federally or locally insured limits.

The current accounts earn interest at applicable market rates and this interest is not significant.

Details of banks and other credit institutions with balances held in foreign currency are as follows:

(In thousand Euros)	December 31, 2025	December 31, 2024
USD	1,029	4,575
GBP	66	1,001
NOK	45	97
SEK	184	532
DKK	3	196
AUD	1	11

Total	1,328	6,412

WALLBOX N.V.

Notes to the consolidated financial statements

Significant non-cash transactions from investing and financing activities are as follows:

(In thousand Euros)	December 31, 2025	December 31, 2024
Fair value changes in derivative warrant liabilities (Note 12)	(1,910)	(1,081)
Addition of lease liabilities (Note 9)	2,478	3,310
Issuance of shares for the acquisition of a significant non-cash investing activity (ARES) (Note 15)	—	455

15. CAPITAL AND RESERVES

Share capital and share premium

As of December 31, issued share capital is as follows:

(In thousand Euros)	Total shares	Share Capital
December 31, 2025
Class A shares of euro 2.40 nominal value each	16,778,631	40,275
Class B shares of euro 24.00 nominal value each	355,040	8,521
Class C shares of euro 21.60 nominal value each	808,500	17,464
Total	17,942,171	66,260

(In thousand Euros)	Total shares	Share Capital
December 31, 2024
Class A shares of euro 0.12 nominal value each	237,362,279	28,490
Class B shares of euro 1.20 nominal value each	13,500,793	16,201
Class C shares of euro 1.08 nominal value each	9,770,000	10,552
Total	260,633,072	55,243

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

Wallbox Class A Shares began trading on the NYSE under the “WBX” symbol on October 4, 2021.

As at December 31, authorized share capital is as follows:

December 31, 2025	Shares (number)	Nominal (Euros)	Share Capital (in thousand Euros)

Class A	36,525,000	2.40	87,660
Class B	2,011,500	24.00	48,276
Conversion shares	488,500	21.60	10,552
Total	39,025,000		146,488

December 31, 2024	Shares (number)	Nominal (Euros)	Share Capital (in thousand Euros)

Class A	409,770,000	0.12	49,172
Class B	40,230,000	1.20	48,276
Conversion shares	9,770,002	1.08	10,552
Total	459,770,002		108,000

WALLBOX N.V.

Notes to the consolidated financial statements

Movement of share capital and share premium are as follows:

	Shares (number)	Price per Share (Euros)	Share Capital (In thousand Euros)	Share Premium (In thousand Euros)
At December 31, 2024	260,633,072		55,243	531,113

January 2025: Stock option plan execution (MSOP/RSU) (Class A shares)	16,189	0.12	2	41
January 2025: Capital increase (ATM) (Class A shares)	739,742	0.12	89	314
February 2025: Stock option plan execution (RSU) (Class A shares)	574,272	0.12	69	903
February 2025: Capital increase (Private placement) (Class A shares)	26,707,142	0.12	3,205	6,204
March 2025: Stock option plan execution (MSOP/RSU) (Class A shares)	197,136	0.12	24	463
April 2025: Stock option plan execution (RSU) (Class A shares)	309,899	0.12	37	1,490
May 2025: Stock option plan execution (RSU) (Class A shares)	16,170	0.12	2	28
June 2025: Stock option plan execution (RSU/ESPP) (Class A shares)	757,242	0.12	91	199
June 2025: Capital increase (Private Placement) (Class A shares)	22,458,944	0.12	2,695	2,194
June 2025: Capital increase (Private Placement - SETT) (Class A shares)	37,759,630	0.12	4,531	3,825
June 2025: Off sett share premium and accumulated deficit	—	—	—	(542,972)
Reverse stock split	(332,660,967)	2.40	—	—
August 2025: Stock option plan execution (ESOP/MSOP/RSU) (Class A shares)	87,265	2.40	209	2,582
September 2025: Stock option plan execution (ESOP/MSOP/RSU) (Class A shares)	2,346	2.40	6	233
October 2025: Stock option plan execution (MSOP/RSU) (Class A shares)	2,673	2.40	6	223
November 2025: Stock option plan execution (MSOP/RSU) (Class A shares)	18,102	2.40	43	519
November 2025: Change Class B shares into Class A shares and Class C shares	320,000	—	—
December 2025: Stock option plan execution (MSOP) (Class A shares)	3,314	2.40	8	84
At December 31, 2025	17,942,171		66,260	7,443

	Shares (number)	Price per Share (Euros)	Share Capital (In thousand Euros)	Share Premium (In thousand Euros)

At December 31, 2023	211,161,261		50,352	481,615

January 2024: Stock option plan execution (MSOP/Warrants) (Class A shares)	219,240	0.12	26	151
February 2024: Stock option plan execution (MSOP/ESOP/RSU) (Class A shares)	234,625	0.12	28	923
March 2024: Stock option plan execution (MSOP/RSU) (Class A shares)	622,615	0.12	75	1,312
March 2024: Change Class B shares into Class A shares and Class C shares	3,750,000	—	—	—
April 2024: Stock option plan execution (MSOP/RSU) (Class A shares)	684,537	0.12	82	4,816
May 2024: Stock option plan execution (MSOP/ESOP/RSU) (Class A shares)	100,708	0.12	12	400
June 2024: Stock option plan execution (MSOP/ESOP/RSU/ESPP) (Class A shares)	548,207	0.12	66	657
July 2024: Stock option plan execution (MSOP) (Class A shares)	39,520	0.12	5	229
July 2024: Payment in shares earn out Ares (Class A shares)	380,208	0.12	45	410
August 2024: Capital increase (Private placement) (Class A shares)	36,334,277	0.12	4,360	37,045
August 2024: Stock option plan execution (MSOP/ESOP/RSU) (Class A shares)	116,765	0.12	14	1,094
September 2024: Stock option plan execution (MSOP/ESOP/RSU) (Class A shares)	128,256	0.12	15	325
October 2024: Stock option plan execution (ESOP/RSU) (Class A shares)	56,770	0.12	7	293
November 2024: Stock option plan execution (MSOP/ESOP/RSU) (Class A shares)	333,118	0.12	40	1,431
December 2024: Stock option plan execution (MSOP/ESOP/RSU/ESPP) (Class A shares)	847,571	0.12	102	827
December 2024: Capital increase (ATM) (Class A shares)	75,394	0.12	9	34
December 2024: Change Cass B shares into Class A shares and Class C shares	5,000,000	—	—	—
Other movements	—	—	5	(449)
At December 31, 2024	260,633,072		55,243	531,113

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

WALLBOX N.V.

Notes to the consolidated financial statements

On October 1, 2021, pursuant to the Business Combination Agreement, each holder of Wallbox Chargers S.L.U. ordinary shares exchanged by means of a contribution in kind its Wallbox Chargers S.L.U. ordinary shares to Wallbox N.V. Class A ordinary shares in accordance with the Exchange Ratio. As a result, Wallbox Chargers became a wholly owned subsidiary of Wallbox N.V. The contribution consisted of 539,561 Wallbox Chargers S.L.U. ordinary shares, Euros 0.50 par value, being exchanged for 106,778,437 Class A ordinary shares of Wallbox N.V., Euros 0.12 par value, and 23,250,793 Class B ordinary shares, Euros 1.20 par value. Share capital increased by Euros 40,445 thousand and the share premium decreased by the same amount.

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

In September 2021, Wallbox NV issued 375,000 Class A ordinary shares, par value Euro 0.12, increasing share capital by Euros 45 thousand.

On November 23, 2021 and December 21, 2021, 43,028 and 1,000 Public Warrants, respectively, were converted into 43,028 and 1,000 Wallbox Class A ordinary shares, par value Euros 0.12, increasing share capital by Euros 5 thousand and raising share premium by Euros 636 thousand.

The capital increase that took place during fiscal year 2022 corresponded mainly due to the Private placement, execution of the Stock Plan, the Kensington warrant conversion and payment with shares of the Ares acquisition and Electromaps acquisition.

Capital increases in fiscal year 2023 corresponded mainly to the Private placement, execution of the Stock Plan, the equity-settled consideration for the Coil acquisition, and at-the-market program.

Additionally, during 2023, the Company exchanged 1,020,000 Class B ordinary shares with a nominal value of Euro 1.20 per share (“Class B Shares”) for 1,020,000 Class A Shares with a nominal value of Euro 0.12 per share and 1,020,000 Class C Shares with a nominal value of Euro 1.08 per share.

Capital increases in fiscal year 2024 corresponded mainly to the Private placement, execution of Stock Plan (see Note 20), the payment in share for the earn out of Ares acquisition, the Kensington warrant conversion (see Note 12) and at-the-market program.

Additionally, during 2024, the Company exchanged 8,750,000 Class B ordinary shares with a nominal value of Euro 1.20 per share ("Class B shares") for 8,750,000 Class A Shares with nominal value of Euro 0.12 per share and 8,750,000 Class C Shares with a nominal value of Euro 1.08 per share.

The capital increases that have taken place during 2025 correspond mainly to the private placement, stock plans execution (see Note 20) and at-the-market program.

On July 3, 2025 the Company effected the Reverse stock split of the ordinary Class A Shares, ordinary Class B Shares and ordinary conversion shares in the capital of Wallbox NV at a ratio of 20:1. The primary purpose for effecting the reverse stock split was to increase the per-share trading price of the Class A Shares to maintain their listing on the New York Stock Exchange (NYSE). A listing on NYSE requires that listed securities maintain a minimum bid price of USD 1.00 per share.

Additionally, during 2025, the Company exchanged 320,000 Class B ordinary shares with a nominal value of Euro 24 per share ("Class B Shares") for 320,000 Class A Shares with nominal value of Euro 2.40 per share and 320,000 Class C shares with nominal value of Euro 21.60 per share.

The share premium is freely distributable, provided that equity is not lower than the aggregate of share capital as a result of such distributions and the legal reserves.

WALLBOX N.V.

Notes to the consolidated financial statements

Nature and purpose of reserves

Capital reduction reserves

At June 30, 2025 the shareholder of the parent company approved the absorption of accounting losses into share premium for an amount of Euros 531,113 thousand. Additionally, at June 30, 2025 the board of directors approved an additional absorption of accounting losses into share premium for an amount of Euros 11,859 thousand. As a result, the share premium has been reduced by a cumulative amount of Euros 542,972 thousand against capital reduction reserves. This transaction has no impact on the total equity, comprehensive income (loss), assets (including cash) or liabilities.

Consolidated prior years’ accumulated deficit

At December 31, 2025, total consolidated accumulated deficit was Euros (674,858) thousand (Euros (569,175) thousand at December 31, 2024.

During the financial year 2025, ABL GmbH carried out a capital increase which resulted in a change in the Group’s ownership interest in this subsidiary. As a result, an adjustment between Accumulated Deficit and Minority Interest of EUR 3,886 thousand was recognized.

A free distribution is restricted for the amount of capitalized internal development costs as carried on the consolidated statement of financial position. As at December 31, 2025 the amount of capitalized development costs as carried on the consolidated statement of financial position amounts to Euros 31,393 thousand (2024: Euros 66,308 thousand) as further detailed in Note 10.

Foreign currency translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations. This legal reserve is not freely distributable. This reserve was Euros (3,335) thousand at December 31, 2025 (Euros 12,784 thousand at December 31, 2024).

Other equity components

Share-based payments

The share-based payments reserve is used to recognize the value of equity-settled share-based payments provided to employees, including key management personnel, as part of their remuneration. This reserve was Euros 17,495 thousand at December 31, 2025 (Euros 22,626 thousand at December 31, 2024). Refer to Note 20 for further details of these plans.

Equity-settled earn-out

In addition, this caption includes Euros 865 thousand corresponding to the amount to be paid in shares for to the acquisition of Ares (2024: Euros 738 thousand corresponding to the amount to be paid in shares for the acquisition of Ares and Coil.

Measurement adjustments to financial assets through OCI

Investments in hedge funds referred to in Note 12 are measured at fair value at year end. The change in their valuation is recognized as other equity components through other comprehensive income.

Others

Within the others the Group included the impact of reversing the put option liability related to ABL acquisition (Note 16)

WALLBOX N.V.

Notes to the consolidated financial statements

16. PROVISIONS

Details of the provisions are as follows:

At December 31, 2025	Non-current			Current
(In thousand Euros)	Other	Service warranties	Total Non-current	Other	Service warranties	Total Current
Carrying amount at the beginning of the year	422	2,642	3,064	500	1,849	2,349
Financial expense from provisions update (Note 21)	29	—	29	29	—	29
Charge / (Credit) to results:	310	(795)	(485)	13	(398)	(385)
(+) additional provisions recognized (net)	310	254	564	13	168	181
(+/-) Short-term transferred	—	—	—	—	—	—
(-) Amounts used during the year	—	(1,049)	(1,049)	—	(566)	(566)
Carrying amount at year end	761	1,847	2,608	513	1,451	1,964

At December 31, 2024	Non-current			Current
(In thousand Euros)	Other	Service warranties	Total Non-current	Other	Service warranties	Total Current
Carrying amount at the beginning of the year	11,652	2,184	13,836	—	1,752	1,752
Reversal of ABL put option liability	(12,000)	—	(12,000)	—	—	—
Financial expense from provisions update (Note 21)	1,669	—	1,669	—	—	—
Charge / (Credit) to results:	(899)	458	(441)	500	97	597
(+) additional provisions recognized (net)	655	2,032	2,687	—	1,475	1,475
(+/-) Short-term transferred	(500)	—	(500)	500	—	500
(-) Amounts used during the year	(1,054)	(1,574)	(2,628)	—	(1,378)	(1,378)
Carrying amount at year end	422	2,642	3,064	500	1,849	2,349

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

Other provisions

As of December 31, 2025, “Other” provisions caption includes mainly the contingent consideration (earn-out) related to Ares amounting to Euros 1,000 thousand and a provision for indemnities for an amount of Euros 274 thousand.

As of December 31, 2024, the "Other" provisions caption included mainly the contingent consideration (earn-out) related to Ares amounting to Euros 922 thousand. During 2024, we reversed the put option liability related to ABL acquisition as a consequence of it not being executed prior to its expiration.

As of December 31, 2025 there are various ongoing claims in relation to commercial agreements, amounting to a maximum expenses of Euros 2.3 million. The Company, along with its external advisors assesses the likelihood of success of the claim as possible, but not probable, and therefore no provision has been recorded in relation to these claims.

WALLBOX N.V.

Notes to the consolidated financial statements

17. GOVERNMENT GRANTS

Details of Government grants at December 31, are as follows:

(In thousand Euros)		December 31, 2025		December 31, 2024
Grants	Government Entity	Non-current liability	Current liability	Non-current liability	Current liability

Movilidad 2030	Centro para el Desarrollo Tecnológico Industrial, E.P.E. (CDTI)	394	31	530	43
Flexener	Centro para el Desarrollo Tecnológico Industrial, E.P.E. (CDTI)	—	—	48	4
Zeus Ptas	Centro para el Desarrollo Tecnológico Industrial, E.P.E. (CDTI)	239	19	303	25
Alt impacte	Agencia para la Competitividad de la Empresa de la Generalitat de Cataluña (ACCIÓ)	289	23	356	29
Minichargers	Centro para el Desarrollo Tecnológico Industrial, E.P.E. (CDTI)	34	3	49	4
Accio - creació lloc treballs	Agencia para la Competitividad de la Empresa de la Generalitat de Cataluña (ACCIÓ)	96	8	101	8
Hermes Estudios	Ministerio de Industria, Comercio y Turismo	242	19	591	48
Hermes Viabilidad	Ministerio de Industria, Comercio y Turismo	696	57	1,232	100
Hermes Formación	Ministerio de Industria, Comercio y Turismo	40	3	142	11
Top Gun	Centro para el Desarrollo Tecnológico Industrial, E.P.E. (CDTI)	21	2	26	2
Torres Quevedo	Agencia Estatal de Investigación	60	5	71	6
ILIOS - PERTE VEC 2	Ministerio de Industria, Comercio y Turismo	2,599	208	2,900	235
GRID FORMING LOAD	European Climate, Infrastructure and Environment Executive Agency (CINEA)	296	24	371	30
REDWDS - USA	California Energy Commission	474	38	496	40
Cámara de Comercio	Cámara de Comercio	94	8	—	—
Installer Program	Agencia para la Competitividad de la Empresa de la Generalitat de Cataluña (ACCIÓ)	15	—	—	—
Reborn	Agencia de Residuos de Cataluña	57	5	—	—
Total		5,646	453	7,216	585

As of December 31, 2025 government grants include the grants assigned to the Group by the “Centro para el Desarrollo Tecnológico Industrial, E.P.E. (CDTI)” and "Agencia para la Competitividad de la Empresa de la Generalitat de Cataluña (ACCIÓ)", “Agencia Estatal de Investigación”, “Ministerio de Industria, Comercio y Turismo”, "European Climate, Infrastructure and Environment Executive Agency (CINEA)", "California Energy Comission", "Camara de Comercio" and Agencia de Residuos de Cataluña for an amount of Euros 743 thousand, Euros 431 thousand, Euros 65 thousand, Euros 3,864 thousand, Euros 320 thousand, Euros 512 thousand, Euros 102 thousand and Euros 62 thousand, respectively, to develop new technologies and promote smart mobility solutions.

As of December 31, 2024 government grants include the grants assigned to the Group by the “Centro para el Desarrollo Tecnológico Industrial, E.P.E. (CDTI)”, "Agencia para la Competitividad de la Empresa de la Generalitat de Cataluña (ACCIÓ)", "Instituto para la Diversificación y Ahorro de la Energía (IDAE)", “Agencia Estatal de Investigación” and “Ministerio de Industria, Comercio y Turismo” for an amount of Euros 1,034 thousand, Euros 494 thousand, Euros 0 thousand, Euros 77 thousand and Euros 5,259 thousand, respectively, to develop new technologies and promote smart mobility solutions.

As of December 31, 2025 Euros 607 thousand are pending to be received from government entities, as compared to Euros 1,872 thousand as of December 31, 2024 (Note 23).

The impact in the statement of profit or loss (recognized in the “Other income” caption) for 2025 amounts to Euros 1,965 thousand, as a result of the established conditions agreed with the aforementioned entities (Euros 1,198 thousand for 2024).

WALLBOX N.V.

Notes to the consolidated financial statements

18. REVENUE FROM CONTRACTS WITH CUSTOMERS

Disaggregation of revenue from contracts with customers set out below is the disaggregation of the Group’s revenue from contracts with customers:

	Year ended December 31,
(In thousand Euros)	2025	2024	2023
Lines:
Sales of goods	121,437	146,222	129,416
Sales of services	23,683	17,721	14,353
Total	145,120	163,943	143,769
Geographical markets (*):
EMEA	111,061	125,182	116,929
NORAM	33,720	37,417	25,701
APAC	339	1,344	1,139
Total	145,120	163,943	143,769

(*) The differences between geographical markets information and the segment disclosures in the Note 7 comes from the intercompany eliminations.

There is no individual customer exceeding 10% of total revenues during 2025, 2024 or 2023.

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

During the financial year 2025, the Company received Euros 3,403 thousand from the sale of carbon credits generated in the Canadian market through electric vehicle charging sessions using chargers sold by the Company in that market. In accordance with applicable regulations, the Company is required to reinvest the amounts received within the next two years in the electric vehicle sector. The Company intends to satisfy this requirement by providing incremental discounts to customers on future charger sales. Consequently, a liability has been recognised in respect of the unfulfilled performance obligation under “Long-term deferred income” and “Contract liabilities” in the balance sheet. As of December 31, 2025, there is a balance pending allocation to revenue of Euros 1,425 thousand classified as long-term, and Euros 1,201 thousand classified as short-term.

19. EXPENSES AND NET OTHER INCOME

A. Changes in inventories and raw materials and consumables used

Details of changes in inventories and raw materials and consumables used are as follows:

	Year ended December 31,
(In thousand Euros)	2025	2024	2023
Consumption of finished goods, raw materials and other consumables	86,186	93,426	87,933
Scrap stock, slow moving & obsolete accrual	(78)	5,275	999
Work carried out by other companies	3,567	8,176	6,571
Impairment of assets (see Note 11)	(93)	1,043	—
Total	89,582	107,920	95,503

Changes to inventories are recorded within the consumption of finished goods, raw materials and other consumables caption.

WALLBOX N.V.

Notes to the consolidated financial statements

B. Operating expenses

Operating expenses are primarily as follows:

	Year ended December 31,
(In thousand Euros)	2025	2024	2023
Professional services	8,565	11,686	11,591
Marketing expenses	3,038	4,831	10,387
Delivery	5,123	4,462	4,580
External temporary workers	1,669	2,306	2,599
Office expense	5,763	7,428	7,970
Insurance premium	1,711	1,918	2,330
Utilities and similar expenses	3,733	4,573	3,310
Online platforms fees	637	385	1,212
Customs duty tax	1,747	533	577
Travel expenses	1,825	2,164	2,581
Short-term and low value leases	786	1,785	2,314
Bank Services	434	822	738
Sales commissions	1,120	799	867
Non recurrent expenses	2,430	242	143
Expected credit loss for trade and other receivables (Note 12)	154	(176)	(120)
Repairs	1,711	2,246	1,362
Other impairment and losses (see Note 12)	777	2,264	2,013
Warranty provision (see Note 16)	(1,193)	555	1,299
Other	2,671	5,266	4,035
Total	42,701	54,089	59,788

C. Net other income

Details of Net other income are primarily as follows:

	Year ended December 31,
(In thousand Euros)	2025	2024	2023
Negative Goodwill	—	—	11,166
Subsidies (Note 17)	1,965	1,198	1,706
Impact of disposals tangible assets (see Note 8)	(61)	(1,029)	—
Impact of disposals intangible assets (see Note 10)	—	(355)	—
Other	(1,530)	211	1,388
Total	374	25	14,260

20. EMPLOYEE BENEFITS

Details of employee benefits for the years ended December 31, 2025, 2024 and 2023 are as follows:

	Year ended December 31,
(In thousand Euros)	2025	2024	2023
Wages and salaries	40,561	54,028	49,228
Share-based payments	1,746	2,837	13,307
Social Security	9,254	14,623	18,701
Total	51,561	71,488	81,236

The Group has not entered into any defined contribution or defined benefit plans for which pensions costs are incurred. The majority of employees are working in Spain and are participating in a state pension plan for which the expenses are included in social security.

WALLBOX N.V.

Notes to the consolidated financial statements

Details of the personnel expense recognized for share-based payment transactions are as follows:

	Year ended December 31,
(In thousand Euros)	2025	2024	2023
Management stock option plan	—	143	2,915
RSU Employees	1,549	2,253	11,289
Performance based earn out in shares and RSU's management Ares	128	289	647
Performance based earn out in shares and RSU's management COIL	—	—	(744)
RSU Management	397	1,006	1,508
ESPP	22	135	265
Capitalization of share-based payment transactions in intangible assets	(350)	(989)	(2,573)
Total	1,746	2,837	13,307

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

In accordance with the terms and conditions of the Transaction, these options will be available to be executed in exchange for Wallbox NV shares, Euros 0.12 par value (previously Euros 0.50 par value) in a period of 10 years from the Closing date, and each outstanding option was converted into 240.990795184659 options based on the “Exchange Ratio”. After the reverse stock split disclosed in Note 15, the nominal value of each Class A Share is Euro 2.40.

The Management Stock Option Plan grants management stock options to purchase Class A Shares at a per share exercise price equal to Euro 0.0021 (Euro 0.00042, after the reverse stock split disclosed in Note 15).

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

Employee Stock Option Plan

During the COVID-19 pandemic, shareholders agreed to offer all employees of Wallbox Chargers, S.L.U. (the “Beneficiaries” or, individually, the “Beneficiary”) the possibility of participating in a share-based payment plan (the “Employees Stock Options Plan” or “ESOP”) to receive stock options (the “Options”) to purchase a certain number of ordinary shares (the “Shares”) of Wallbox Chargers. Participation in this Plan was voluntary, and it was created as a cash saving measure, as it was offered in exchange for a reduction in the salaries of the Beneficiaries, which has resulted in strategic cash maintenance during the uncertain period caused by the COVID-19 pandemic. The exercise price of the options is Euros 0.50 (Euro 10, after the reverse stock split disclosed in Note 15). Furthermore, because of these savings, the Company was able to continue with its strategic plans and continues to hire the best professionals from the industry to exit the COVID-19 period with a strong position relative to its competitors.

This arrangement was an equity-settled plan. Consequently, the Group recognized a personnel expense against an increase in equity based on the fair value of the options at grant date, which in this case was May 1, 2020.

The Employee Stock Option Plan vesting period finished at the end of 2020 and all of the options granted were available for execution when one of the liquidity events defined in this Plan took place. In accordance with the terms and conditions of the Transaction, these options will be available for execution in exchange for Wallbox NV shares, Euros 0.12 par value (previously Euros 0.50 par value), in a period of 10 years from the Closing date, and each outstanding option was converted into 240.990795184659 options based on the “Exchange Ratio”. After the reverse stock split disclosed in Note 15, the nominal value of each Class A Share is Euro 2.40.

WALLBOX N.V.

Notes to the consolidated financial statements

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

In accordance with the terms and conditions of the Plan, these options will be available to be executed in exchange for Wallbox NV shares, Euros 0.12 par value (previously Euros 0.50 par value), and the exercise price of the options will be equivalent to Euros 1.93 per share after applying the “Exchange Ratio” of 240.990795184659 (previously Euros 466.24 per share). After the reverse stock split disclosed in Note 15, the nominal value of each Class A share is euro 2.40 and the exercise price is Euro 38.6.

The maximum number of Shares that shall underlie all of the Options included in this plan shall be, at the Effective Date, the equivalent of 50,680 shares of Wallbox Chargers, S.L.U. Options under this plan shall be granted on Class B ordinary shares of the Company.

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

WALLBOX N.V.

Notes to the consolidated financial statements

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

ESPP

In January 2023, the Group launched an offering period under the Amended and Restated 2021 Employee Stock Purchase Plan (“ESPP”) for a length of one year, with the purpose of increasing employee engagement and motivation. This program has been extended for the subsequent years considering two open windows per year where the employees can decide to join or leave the plan. The offering has been designed in accordance with the share-based payments plan approved by the Company upon listing in October 2021. The Employee Stock Purchase Plan consists of an offer to buy a maximum of 20,000 shares by each of the Company’s employees who participates in the ESPP with a discount of up to 15%, with a limit of 1% to 10% of annual salary per year. This program has been discontinued in 2025.

WALLBOX N.V.

Notes to the consolidated financial statements

Movements during the year

The following table illustrates the movements in stock options at December 31, excluding earn out payments in shares for the business combinations in 2022:

Number of warrants	ESOP	MSOP	Founders	RSU Employees	RSU Management	RSU Coil & Ares	Total
At December 31, 2024	675,691	1,932,862	1,013,609	2,333,924	2,596,440	222,800	8,775,326
Granted	—	—	—	1,704,758	—	—	1,704,758
Exercised	(2,280)	(92,822)	—	(794,224)	(375,000)	(284)	(1,264,610)
Reverse stock split	(641,874)	(1,816,126)	(962,929)	(1,766,120)	(1,825,366)	(181,118)	(7,193,533)
Cancelled	—	—	—	(694,849)	(334,168)	(32,148)	(1,061,165)
At December 31, 2025	31,537	23,914	50,680	783,489	61,906	9,250	960,776

Number of warrants	ESOP	MSOP	Founders	RSU Employees	RSU Management	RSU Coil & Ares	Total
At December 31, 2023	910,382	3,003,867	1,013,609	2,984,802	1,458,334	350,615	9,721,609
Granted	—	—	—	1,822,625	1,720,415	—	3,543,040
Exercised	(229,291)	(1,063,152)	—	(1,101,262)	(248,976)	(95,926)	(2,738,607)
Other	(5,400)	5,400	—	—	—	—
Cancelled	—	(13,253)	—	(1,372,241)	(333,333)	(31,889)	(1,750,716)
At December 31, 2024	675,691	1,932,862	1,013,609	2,333,924	2,596,440	222,800	8,775,326

Number of warrants	ESOP	MSOP	Founders	RSU Employees	RSU Management	RSU Coil & Ares	Total
At December 31, 2022	1,285,619	6,238,316	1,033,609	2,027,765	2,000,000	496,019	13,081,328
Granted	—	38,610	—	2,425,280	—	—	2,463,890
Exercised	(375,237)	(3,271,405)	(20,000)	(944,298)	(249,999)	(145,404)	(5,006,343)
Cancelled	—	(1,654)	—	(523,945)	(291,667)	—	(817,266)
At December 31, 2023	910,382	3,003,867	1,013,609	2,984,802	1,458,334	350,615	9,721,609

The number of exercisable options at December 31, 2025, 2024 and 2023:

Number of exercisable options	2025	2024	2023
ESOP	31,537	675,691	910,382
MSOP	23,914	1,932,862	2,729,650
Founders	50,680	1,013,609	1,013,609
RSU	—	—	—
Total	106,131	3,622,162	4,653,641

The ESOPs and MSOP’s weren’t exercisable until an “Exit event” occurred. As the company was listed as from October 2021, the vested options became exercisable. As a listing on a stock market qualifies as an “Exit event”.

The weighted average fair value and exercise price for each plan is calculated as follows, excluding earn out payments in shares for the business combinations in 2022:

	Units			Exercise price			Average fair value			Remaining
	2025	2024	2023	2025	2024	2023	2025	2024	2023	contractual life
Management stock option plan	23,914	1,932,862	3,003,867	0.042	0.0021	0.0021	61.40	3.07	2.91	All options are vested
Employee stock option plan	31,537	675,691	910,382	—	—	—	18.20	0.91	0.88	All options are vested
Founder Stock options plan	50,680	1,013,609	1,013,609	38.60	1.93	1.93	158.60	7.93	7.93	All options are vested
RSU Employees	783,489	2,333,924	2,984,802	—	—	—	4.49	0.33	1.55	2026-2028
RSU Coil & Ares	9,250	222,800	350,615	—	—	—	188.60	9.43	9.43	All options are vested
RSU Management	61,906	2,596,440	1,458,334	—	—	—	23.61	1.44	2.81	2026-2028
	960,776	8,775,326	9,721,609

WALLBOX N.V.

Notes to the consolidated financial statements

21. FINANCIAL INCOME AND EXPENSES

Details of financial income and expenses are as follows:

(In thousand Euros)	Note	December 31, 2025	December 31, 2024	December 31, 2023
Financial income
Fair value gain on financial investments		122	1,932	1,127
Fair Value of derivative		—	—	191
Other finance income		411	13	154
Total financial income		533	1,945	1,472
Financial expenses
Interest and fees on bank loans	12	16,097	19,957	13,791
Interest on leases	9	1,739	1,911	1,341
Fair value of derivative		55	101	—
Financial expenses from provisions update	16	29	1,669	—
Other finance costs		—	42	115
Total financial expenses		17,920	23,680	15,247

(In thousand Euros)	December 31, 2025	December 31, 2024	December 31, 2023
Exchange differences	11,663	(4,044)	1,466
Total	11,663	(4,044)	1,466

22. LOSS PER SHARE

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

Details of the calculation of basic and diluted earnings/loss per share are as follows:

	Year ended December 31,
(In thousand Euros)	2025	2024	2023
Loss for the year	(103,195)	(151,792)	(112,071)
Dilutive effects on earnings per share	—	—	—
Total loss for basic and diluted earnings per share	(103,195)	(151,792)	(112,071)

Number of shares	December 31, 2025	December 31, 2024 (*)	December 31, 2023 (*)
Weighted average number of ordinary shares for basic and diluted earnings per share (thousand shares)	154,115	11,562	9,384

(In Euros)	December 31, 2025	December 31, 2024	December 31, 2023
Basic and diluted losses per share	(0.67)	(13.13)	(11.94)

(*) As a consequence of the reverse stock split described in Note 15, and in accordance with IAS 33, the Company has restated the comparative information.

23. TAX CREDIT AND OTHER RECEIVABLES/OTHER PAYABLES

WALLBOX N.V.

Notes to the consolidated financial statements

A. Tax credit and other receivables/Other payables

(In thousand Euros)	December 31, 2025	December 31, 2024
VAT receivable	1,857	2,740
Government grants receivable	607	1,872
Income tax credit receivable (short term)	1,027	1,073
Income tax credit receivable (long term)	4,639	6,047
Other tax receivable	130	181
Tax credit and other receivables	8,260	11,913

(In thousand Euros)	December 31, 2025	December 31, 2024
VAT payable	2,980	1,612
Social Security payable	2,146	307
Personal Income Tax payable	1,804	1,152
Deferred tax liabilities	2,675	3,412
Deferred tax liabilities and other payables	9,605	6,483

B. Amounts recognized in profit or loss

	Year ended December 31,
(In thousand Euros)	2025	2024	2023
Loss before Tax / Profit	(103,108)	(158,515)	(112,774)
Tax income (at 25%)	25,777	39,629	28,150
Unrecognized deferred tax assets on tax losses and temporary differences	(25,777)	(39,629)	(28,150)
R&D tax credits	395	(1,064)	(685)
Other movements	(308)	(5,659)	(18)
Income tax credit	87	(6,723)	(703)

As Wallbox N.V. is a Spanish tax resident, is the corporate tax rate of Spain is being used, which is a nominal tax rate of 25%.

Deductible temporary differences for which no deferred tax assets have been recognized totaled Euros 33,328 thousand at December 31, 2025. At December 31, 2024 deductible temporary differences for which no deferred tax asset were recognized in the statement of financial position amounted to Euros 28,926 thousand.

The amount of Euros 33,328 thousand (Euros 28,926 thousand at 2024) was related to deductible temporary differences generated in the current year, primarily associated with the impairment recognized, share-based payment plan provision, obsolescence provision and part of the financial expenses, and also the temporary differences related to IFRS 16.

At December 31, details of unrecognized tax losses to be offset in the future are as follows:

(In thousand Euros)	December 31, 2025	December 31, 2024
2015	47	47
2016	439	439
2017	56	56
2018	1,579	1,579
2019	3,318	3,318
2020	9,025	9,025
2021	122,456	122,456
2022	3,167	3,167
2023	41,962	41,962
2024	80,676	80,676
2025	65,803	-
Total	328,528	262,725

The tax losses detailed above correspond to the Spanish tax consolidated headed by Wallbox NV. There is no time limit to apply these tax losses. Additionally, the unrecognized tax losses of Wallbox USA Inc amount to Euros 76,587 thousand as of December 31, 2025 (Euros 73,464 thousand as of December 31, 2024). Regarding ABL GmbH, the unrecognized tax losses amount to Euros 22,271 as of December 31,

WALLBOX N.V.

Notes to the consolidated financial statements

2025 (Euros 16,494 thousand as of December 31, 2024). The unrecognized tax losses of the rest of the subsidiaries amount to Euro 20,169 thousand (Euros 16,068 thousand as of December 31, 2024).

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

24. GROUP INFORMATION

A. Related parties

Details of transactions and balances with related parties are as follows:

Year ended December 31, 2025
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

In connection with the June 2025 private placement of Class A Shares, Orilla Asset Management, S.L. purchased 9,037,804
Class A Shares, AM Gestio, S.L. purchased 2,259,451 Class A Shares, Consilium, S.L. purchased 1,671,994 Class A Shares, Iberdrola, S.A. purchased 4,518,902 Class A Shares, Mingkiri, S.L. purchased 2,259,451 Class A Shares and Kariega Ventures S.L. purchased 2,711,342 Class A Shares, in each case, at price of $0.25 per share.

In connection with the February 2025 private placement of Class A Shares, Enric Asuncion Escorsa purchased 135,209 Class A
Shares, Orilla Asset Management, S.L. purchased 11,333,694 Class A Shares, AM Gestio, S.L. purchased 2,833,424 Class A Shares, Consilium, S.L. purchased 2,487,832 Class A Shares, Inversiones Financieras Perseo, S.L. purchased 5,666,847 Class A Shares, Mingkiri, S.L. purchased 2,833,424 Class A Shares and Infisol 3000, S.L. purchased 1,416,712 Class A Shares, in each case, at price of $0.37 per share.

WALLBOX N.V.

Notes to the consolidated financial statements

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

B. Remuneration of Directors and Key Management

The remuneration expenses recorded for the members of the Board of Directors in 2025, 2024 and 2023 are as follows:

	Year ended December 31,
(thousand Euros)	2025	2024	2023
Short-term benefits	431	394	436
Cost of non-executive directors	—	465	424
Share-based payment plan expenses	—	—	1,078
Total	431	859	1,938

Details of the remuneration expenses recorded for the Company’s senior management (excluding the executive members of the Board of Directors) are as follows:

	Year ended December 31,
(thousand Euros)	2025	2024	2023
Short-term benefits	1,401	1,602	1,724
Termination benefits	192	325	14
Share-based payment plan expenses	519	1,383	2,863
Total	2,112	3,310	4,601

No expenses for post-employment benefits were incurred during 2025, 2024 and 2023.

At December 31, 2025 and 2024 the group had no pension or life insurance obligations with members of senior management.

At December 31, 2025 and 2024 no advances or loans had been granted to members of senior management, nor had the Company extended any guarantees on their behalf.

During 2025, public liability insurance premiums of Euros 602 thousand (Euros 523 thousand in 2024) had been incurred to be covered for damages or losses that may be incurred by directors in the performance of their duties. These insurance premiums do however not form part of the remuneration of the Directors and has therefore not be included in the table above.

25. FINANCIAL RISK MANAGEMENT

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

The maximum credit risk exposure is as follows:

WALLBOX N.V.

Notes to the consolidated financial statements

	December 31, 2025		December 31, 2024
(In thousand Euros)	Non-current	Current	Non-current		Current
Customer sales and services	—	28,416	—	—	29,243
Other receivables	—	19	—	—	428
Loans to employees	180	—	180		—
Trade and other financial receivables	180	28,435	180		29,671
Loans granted to Joint Venture	—	—	—		—
Guarantee deposit	1,387	—	1,170		—
Non-current financial assets	1,387	—	1,170		—
Guarantee deposit	—	164	—		209
Financial investments	—	4,969	—		25,901
Other current financial assets	—	5,133	—		26,110
Total	1,567	33,568	1,350		55,781

The Sales and Finance departments establish credit limits for each customer based on information received from an entity specializing in commercial solvency analysis. Refer to Note 12B for further disclosure on the expected credit loss of customer sales and services.

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

(In thousand Euros)	Currency	December 31, 2025	December 31, 2024
Fixed rate Loan	EUR	15,996	16,799
Floating rate loan	EUR	148,670	181,670
Total		164,666	198,469

A 100 basis point change in interest rates would mean an increase (decrease) in profit or loss at December 31, 2025 of Euros 1,965 thousand (Euros (2,027) thousand at December 31, 2024). This calculation assumes that the change occurred on the date of the report applied to the risk exposures existing on that date. This analysis assumes that all other variables are held constant and considers the effect of interest rates.

	2025		2024		2023
(In thousand Euros)	Profit or loss		Profit or loss		Profit or loss
	100 bp increase	100 bp decrease	100 bp increase	100 bp decrease	100 bp increase	100 bp decrease
Floating rate loan	(1,965)	1,965	(2,027)	2,027	(1,951)	1,951

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

	2025		2024		2023
	Profit or loss		Profit or loss		Profit or loss
(In thousand Euros)	Strengthening	Weakening	Strengthening	Weakening	Strengthening	Weakening
USD (10% movement)	(2,234)	2,730	(2,251)	2,752	(1,270)	1,552

Other market price risk

The Group has derivative warrant liabilities (see Note 13) measured at FVTPL.

The derivative warrant liabilities of Euros 70 thousand at December 31, 2025 (Euros 2,168 thousand at December 31, 2024) included a fair value adjustment of Euros 1,910 thousand compared to December 31, 2024.

A change of the warrant price by 1% would result in an increase/decrease of the underlying warrant liabilities of Euros 1 thousand (2024: Euros 22 thousand).

c) Liquidity risk

Liquidity risk arises where the Group might not hold, or have access to, sufficient liquid funds at an appropriate cost to settle its payment obligations at any given time.

Details of working capital are as follows:

(In thousand Euros)	December 31, 2025	December 31, 2024
Current assets	97,423	158,367
Current liabilities	172,149	175,751
Total	(74,726)	(17,384)

Refer to note 2 for details about the debt restructuring, the group financial position and the going concern assumptions applied in preparing the consolidated financial statements.

Details of the maturities, by year, of the principal of the loans and borrowings at December 31, are as follows:

	December 31, 2025
(In Euros)	Capital	Interest	Total
2026	106,197	3,705	109,902
2027	30,524	2,369	32,893
2028	17,841	931	18,772
2029	3,457	138	3,595
2030	546	3	549
More than five years	2,397	4	2,401
Total	160,962	7,150	168,112

	December 31, 2024
(In Euros)	Capital	Interest	Total
2025	131,810	7,293	139,103
2026	28,504	5,458	33,962
2027	19,371	2,174	21,545
2028	13,020	794	13,814
2029	3,217	139	3,356
More than five years	2,547	7	2,554
Total	198,469	15,865	214,334

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

No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2025 and 2024.

26. EVENTS AFTER THE REPORTING PERIOD

After the reporting date of December 31, 2025, the following significant events have occurred:

In December 2025 the Company and certain of its subsidiaries submitted a formal communication to initiate negotiations with its lenders and other creditors before the Spanish courts under the applicable legal framework to facilitate the execution of the restructuring plan. On March 4, 2026, the court authorized an extension of the negotiation period for up to additional three months.

On April 8, 2026, the Commercial Agreement was signed together with the restructuring plan and binding offers from shareholders for the additional equity raise of €10.6 million. The Spanish restructuring plan will be filed in the coming days for judicial approval in accordance with applicable Spanish law.

The Commercial Agreement effectively restructures existing loans and borrowings and includes a long-term debt facility structured in two tranches: 1) a €57.6 million syndicated term loan featuring a back-loaded amortization schedule, beginning with limited quarterly payments in Q3 2026 that scale gradually through 2030; and 2) a €69.1 million bullet instrument maturing in December 2030 with “payment in kind” interest to preserve immediate cash position. The Agreement also includes a €42.8 million syndicated working capital line maturing in December 2028 and including two successive automatic 12-month extensions to support operational scaling and new debt of €12.5 million ("New Money") for trade commitments. No covenants have been established.

All restructured financial debt pursuant to the restructuring plan and the New Money will share a single, common security package (the “New Security”) with such arrangements to be reflected in an intercreditor agreement that forms part of the restructuring plan. The New Security will consist of first demand guarantees from the key Group companies, pledges over 100 per cent of the shares in the Group’s main operating subsidiaries, security over core intellectual property, material commercial contracts and, in the case of Wallbox USA, stock, and pledges over key bank accounts and intercompany loans. In practice, this means that substantially all the Group’s material operating entities, shareholdings, cash balances, intellectual property and intragroup receivables within the scope of the restructuring plan will be pledged on a pari passu basis in favor of all secured financial creditors following implementation of the restructuring plan.

In addition, following the Effective Date and once Chargers has been transformed into a Spanish public limited liability company, Chargers will issue warrants or equivalent instruments convertible into Chargers’ shares (the “Chargers Warrants”) in favor of the Financial Creditors as an enforcement mechanism that may be exercised in the event of an acceleration under the Term Loan Framework Agreement, the Revolving Facilities Framework Agreement and the agreements comprising the New Money.

On April 8, 2026, the Company entered into a bridge loan agreement with ORILLA ASSET MANAGEMENT, S.L., INVERSIONES FINANCIERAS PERSEO, S.L., AM GESTIÓ, S.L., CONSILIUM, S.L. and ANANGU GRUP, S.L., for an aggregate principal amount of EUR 5,650,000. The due date will be the date of the aforementioned capital increase or, at the latest, October 8, 2026.

Likewise, on the same date, WALL BOX CHARGERS, S.L.U. entered into a bridge loan agreement with the Company’s major lenders for an aggregate principal amount of €5.35 million. The due date will be when the restructuring plan formally comes into effect.

27. DETAILS OF WALLBOX GROUP SUBSIDIARIES

				% Equity interest
Company name	Registered office	Activity	Company holding investment	December 31, 2025	December 31, 2024	Consolidation method
Wall Box Chargers, S.L.U.	Paseo de la Castellana, 95. Planta 28, 28046, Madrid, Spain	Retail innovative solutions for charging Electric Vehicles	Wallbox NV	100%	100%	*	Fully consolidated
Kensington Capital Acquisition Corp II	1400 Old Country Road, Suite 301, Westbury, NY 11590	Special purpose acquisition company	Wallbox NV	100%	100%	*	Fully consolidated
Wallbox UK Limited	378-380 Deansgate, Manchester, United Kingdom M3 4LY	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%	—	Fully consolidated
SAS Wallbox France	Avenue des Champs Elysées 102, 75008, Paris, France	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%	—	Fully consolidated
WBC Wallbox Chargers Deutschland GmbH	Leopoldstraße 23, 80802 München, Germany	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%	—	Fully consolidated
Wallbox Italy, S.R.L.	Piazza Tre Torri 2, 20145 CAP, Milano, Italy	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%	—	Fully consolidated
Wallbox Netherlands B.V.	Overhoeksplein 1, Amsterdam 1031 KS, Netherlands	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%	—	Fully consolidated
Wallbox USA Inc.	2240 Forum Drive, Arlington, TX 76010, USA	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%	—	Fully consolidated
Wallbox Shanghai Ldt.	Room 06-116,6F, No.482,488,492,518 Xinjiang Road, Jingan District, Shanghai, China	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%	—	Fully consolidated
Wallbox AS	Professor Olav Hanssens vei 7A, 4021 Stavanger, Norway	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%	—	Fully consolidated
Wallbox ApS	C/O Azets Insight A/S Lyskær 3C, 2, 2730 Herlev, Denmark	Retail innovative solutions for charging Electric Vehicles	Wallbox Norway AS	100%	100%	—	Fully consolidated
Wallbox AB	C/O WEWORK Malmskillnadsgatan, 32, Stockholm, 5 111 51, Sweden	Retail innovative solutions for charging Electric Vehicles	Wallbox Norway AS	100%	100%	—	Fully consolidated
Wallbox Oy	Azets Insight Oy PB, 1, Azets 00028, Finland	Retail innovative solutions for charging Electric Vehicles	Wallbox Norway AS	100%	100%	—	Fully consolidated
Electromaps, S.L.U.	Calle Foc 68, 08038, Barcelona, Spain	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%	—	Fully consolidated
Coil, Inc.	1307 Hayes Street Suite 5 San Francisco, CA 94117 US	EV Charge installer	Wallbox USA, Inc.	100%	100%	—	Fully consolidated
AR Electronics Solutions, S.L.U.	Calle Foc 68, 08038, Barcelona, Spain	Manufacture of Electronical components	Wall Box Chargers, S.L.U.	100%	100%	—	Fully consolidated
Wallbox Australia PTY, Ltd	152 Elizabeth Street - Level 4 - Melbourne VIC 3000	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%	—	Fully consolidated
WBX Chargers Portugal, Unipessoal Lda	Rua de Vilar, 235 Edifício Scala, 2 andar Porto 4050 626, Portugal	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%	—	Fully consolidated
Wallbox Belgium BV	Pegasuslaan 5, 1831 Machelen, Belgium	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%	—	Fully consolidated
ABL Gmbh (1)	Albert-Büttner-Straße 11, 91207 Lauf / Pegnitz, Deutschland	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	79%	75%	—	Fully consolidated
ABL Morocco S.A.	Lot 2, Ilot 72 Tanger 90100, Morocco	Retail innovative solutions for charging Electric Vehicles	ABL Gmbh	99%	99%	—	Fully consolidated
ABL Nederland B.V.	Meander 251 6825 MC Arnhem, Netherlands	Retail innovative solutions for charging Electric Vehicles	ABL Gmbh	100%	100%	—	Fully consolidated
ABL (Shangai) Co. Ltd	Yuandong Building, No. 1101 Pudong South Road,200120 Shanghai, China	Retail innovative solutions for charging Electric Vehicles	ABL Gmbh	100%	100%	—	Fully consolidated

(*) direct ownership

(-) indirect ownership

(1) ABL GmbH is using the exemption rules acc. Sec. 264 (3) German commercial law to the extent that ABL GmbH isn’t required to (prepare) audit and publish their statutory financial statement as of 31st December 2023, 2024 and 2025.